Form 20-F
period 2004-12-31
Northwestern Mineral Ventures Inc.
filed 2005-07-20
CIK 1290982

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                       OR

[X]             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                  For the Fiscal Year Ended December 31, 2004

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                          ACT OF 1934 [NO FEE REQUIRED]

                   For the transition period from ________ to

                        Commission file number - 0-50822

                       NORTHWESTERN MINERAL VENTURES INC.
                       ----------------------------------
             (Exact name of Registrant as specified in its charter)

                       NORTHWESTERN MINERAL VENTURES INC.
                       ----------------------------------
                 (Translation of Registrant's name into English)

                          Province of Ontario, Canada
                          ---------------------------
                 (Jurisdiction of incorporation or organization)

                                36 Toronto Street
                                   Suite 1000
                            Toronto, Ontario M5C 2C5
                            ------------------------
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                 Common Shares
                                 -------------
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                            Section 15(d) of the Act:

                                      None
                                      ----
                                (Title of Class)

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common shares as of the close of the period covered by the annual report.

                                   37,660,500
                                   ==========

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of
1934 during the preceding 12 months (or for such shorter period that the
Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ ]  No [X]

         Indicate by check mark which financial statement item the Registrant has elected to follow.  Item 17 [ ]  Item 18 [X]

         All references herein are to Canadian dollars. Reference is made to
"Item 3. Key Information." for exchange rate information for the Canadian
Dollar.

                                TABLE OF CONTENTS



         We Have No Ongoing Mining Operations, None of our Mineral Properties
                Contain a Known Commercially Mineable Mineral Deposit, We Have
                Never Received Any Revenues From Mining Operations, and Our
                Chances of Reaching the Development Stage on Any of our
                Properties is Remote .....................................................    5
         We Will Need to Raise Substantial Funding in Order to Carry Out Our
                Activities ...............................................................    6
         Lack of Revenue Producing Operations ............................................    6
         We Could Lose our Interests in the Properties if Minimum Annual Work
                is Not Conducted .........................................................    7
         Potential Loss of Option Rights if Required Payments are Not Made ...............    7
         Title To Our Mining Properties Has Not Been Verified ............................    7
         The Bear Project's Remote Location Limits its Access to Seven Months
                Per Year .................................................................    8
         The Value of our Mineral Properties is Dependent Upon Commodity Prices
                Which Can Fluctuate Widely ...............................................    8
         We Are Not Engaged in Mining Operations;  In the Event We Engage in
                Mining Operations in the Future, We Would Face Substantial
                Regulation ...............................................................    9
         Titles to the Mexican Properties in which the Company has an Interest are not Registered in the Name of the Company, which may Result in Potential Title Disputes Having a Negative Impact on the
                Company ..................................................................    9
         The Properties in Which the Company has Interests in Mexico are Subject
                to Changes in Governmental Laws, Regulations, Economic
                Conditions or Shifts in Political Attitudes or Stability in
                Mexico ...................................................................   10
         Mexican Foreign Investment and Income Tax Laws apply to the Company .............   10
         Foreign currency fluctuations and inflationary pressures may have a

         There is a Risk that we will be Unable to Compete for Mineral
                Properties, Investment Funds and Technical Expertise .....................   12
         We Do Not Have Insurance; We Will Not be Able to Insure Against All
                Possible Risks ...........................................................   12
         If We are Unable to Maintain the Infrastructure for Our Exploration
                Activities, We Could be Adversely Affected ...............................   13
         Management May Be Subject to Conflicts of Interest Due to Affiliations

         Our Stock will be a Penny Stock which Imposes Significant Restrictions

GLOSSARY 40

                                                                                             ii

Item 14. Material Modifications to the Rights of Security Holders and Use of
                Proceeds .................................................................   74

iii

                                                                                             iv


        PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

        Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

        Not applicable.

ITEM 3. KEY INFORMATION.

         All dollar amounts in this Registration Statement are expressed in
Canadian dollars. The following tables set forth the exchange rates for one
Canadian dollar expressed in terms of one U.S. dollar for the years 2000 -2004 and for the period January 1, 2005 through June 30, 2005.

                        ------------------------
                        YEAR             AVERAGE
                        ------------------------
                        2000              .6790
                        ------------------------
                        2001              .6579
                        ------------------------
                        2002              .6776
                        ------------------------
                        2003              .7186
                        ------------------------
                        2004              .7702
                        ------------------------

      --------------------------------------------------
                                  LOW              HIGH
      --------------------------------------------------
        June 2005                .7950            .8155
      --------------------------------------------------
         May 2005                .7872            .8083
      --------------------------------------------------
        April 2005               .7956            .8232
      --------------------------------------------------
        March 2005               .8040            .8321
      --------------------------------------------------
      February 2005              .7962            .8164
      --------------------------------------------------
       January 2005              .8097            .8331
      --------------------------------------------------

The exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the
Federal Reserve Bank of New York. At July 14, 2005, one Canadian dollar, as quoted by Reuters and other sources at 4 P.M. Eastern Time for New York foreign exchange selling rates (for bank transactions of at least $1,000,000), equaled
$.8239 in U.S. dollars. (Source: The Wall Street Journal)

         A.  SELECTED FINANCIAL DATA.

         Following is selected financial data of the Company, expressed in
Canadian dollars, for the period from the Company's incorporation on September
26, 2003 through December 31, 2004, the date of its audited financial statements, which were prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ substantially from United
States generally accepted accounting principles ("US GAAP"). Reference is made to Note 15 to the audited financial statements for the period ended December 31,
2004, which is contained below in "Item 18. Financial Statements." Note 15 provides a description of the differences between Canadian and United States generally accepted accounting principles, and how these differences could affect the Company's financial statements. On July 23, 2004 the Company completed a 2 for 1 stock split, pursuant to which each issued Share of the Company was subdivided into two Shares. Shares and per Share amounts in this Annual Report and in the Selected Financial Data have been retroactively adjusted to reflect the stock split.



---------------------------------------------------------------------------------------------------------------------
CANADIAN GAAP
  CAN $
---------------------------------------------------------------------------------------------------------------------
                                Three Month           Three Month                                 Period from
                                Period ended          Period ended         Year ended        September 26, 2003 to
                               March 31, 2005        March 31, 2004       December 31,         December 31, 2003
                                (unaudited)           (unaudited)        2004 (audited)            (audited)
                                     $                     $                    $                      $
---------------------------------------------------------------------------------------------------------------------

                 Revenues                 $0                 $0                     $0                       $0
---------------------------------------------------------------------------------------------------------------------
      Loss for the Period            180,679            400,918              1,121,460                   33,097
---------------------------------------------------------------------------------------------------------------------
           Loss Per Share               0.00               0.07                   0.04                     0.01
---------------------------------------------------------------------------------------------------------------------
          Cash Flows from           (303,025)           (42,904)              (587,006)                 (23,097)
---------------------------------------------------------------------------------------------------------------------




---------------------------------------------------------------------------------------------------------------------
CANADIAN GAAP
  CAN $
---------------------------------------------------------------------------------------------------------------------
                                Three Month           Three Month                                 Period from
                                Period ended          Period ended         Year ended        September 26, 2003 to
                               March 31, 2005        March 31, 2004       December 31,         December 31, 2003
                                (unaudited)           (unaudited)        2004 (audited)            (audited)
                                     $                     $                    $                      $
---------------------------------------------------------------------------------------------------------------------

     Operating Activities
---------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing
               Activities           (237,347)           (22,197)              (735,006)                   -----
---------------------------------------------------------------------------------------------------------------------
             Total Assets          2,086,254          1,465,562              1,896,035                  172,413
---------------------------------------------------------------------------------------------------------------------
           Current Assets          1,114,825          1,443,365              1,161,660                  172,413
---------------------------------------------------------------------------------------------------------------------
              Liabilities             21,773             68,030                197,625                   10,000
---------------------------------------------------------------------------------------------------------------------
            Share Capital          3,354,517          1,831,547              2,852,967                  195,510
---------------------------------------------------------------------------------------------------------------------
                  Deficit          1,290,036            434,015              1,154,557                   33,097
---------------------------------------------------------------------------------------------------------------------
     Shareholders' Equity          2,064,481          1,397,532              1,698,410                  162,413
---------------------------------------------------------------------------------------------------------------------


         The following table sets forth how the Selected Financial Data presented above would be presented under US GAAP for the fiscal year ended
December 31, 2004 and the period from September 26, 2003 through December 31,
2004:

--------------------------------------------------------------------------------
                                     US GAAP
                                      CAN $
--------------------------------------------------------------------------------
                                                               Period from
                                          Year ended      September 26, 2003 to
                                         December 31,       December 31, 2003
                                        2004 (audited)          (audited)
                                               $                    $
--------------------------------------------------------------------------------
      Loss for the Period                   1,852,260                   33,097
--------------------------------------------------------------------------------
           Loss Per Share                        0.06                     0.01
--------------------------------------------------------------------------------
Cash Flows from Operating
               Activities                  (1,317,806)                 (23,097)
--------------------------------------------------------------------------------
Cash Flows From Investing
               Activities                      (4,206)                   -----
--------------------------------------------------------------------------------
             Total Assets                   1,165,235                  172,413
--------------------------------------------------------------------------------
                  Deficit                   1,885,357                   33,097
--------------------------------------------------------------------------------

         B. CAPITALIZATION AND INDEBTEDNESS.

         Not applicable.

         C. REASONS FOR THE OFFER AND USE OF PROCEEDS.

         Not applicable.

         D.  RISK FACTORS.

                       RISK FACTORS AFFECTING THE COMPANY

         The business of the Company entails significant risks, and an investment in the Shares should be considered highly speculative for a variety of reasons. An investment in the Shares should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. In addition to the usual risks associated with investment in a business, the following is a general description of significant risk factors, which should be considered.

         WE HAVE NO ONGOING MINING OPERATIONS, NONE OF OUR MINERAL PROPERTIES
CONTAIN A KNOWN COMMERCIALLY MINEABLE MINERAL DEPOSIT, WE HAVE NEVER RECEIVED
ANY REVENUES FROM MINING OPERATIONS, AND OUR CHANCES OF REACHING THE DEVELOPMENT
STAGE ON ANY OF OUR PROPERTIES IS REMOTE. Since our inception, we have never engaged in any mining operations and the Company has not generated any revenues from mining operations. Our activities have been limited to the highly speculative business of acquiring and exploring properties in the hope that commercial quantities of gold, or other minerals, will be discovered. At the present time, none of our properties contain a known commercially mineable mineral deposit. We believe that the probability of our reaching the development stage on any of our properties is remote for a number of reasons. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties, which are explored, are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, including, but not limited to the following: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and
government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Because so few properties which are explored ever become producing mines, investors must be prepared for the possibility that we will be unsuccessful and that they could lose their entire investment.

         In the remote possibility that we place any of our properties into production, of which there can be no assurance, we would face numerous risks associated with mining operations. These risks include adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes, and the inability to maintain the infrastructure for our production activities. Mining and mining exploration is risky, presenting potentially dangerous conditions for workers. Large, heavy equipment and machinery is used and toxic substances are utilized and encountered in exploration, extraction, and processing. Misuse and accidents could result in serious injury and death to personnel. Such events could be caused by numerous factors including faulty equipment, unsafe practices, explosions, fires, natural phenomenon (such as lightening, mudslides, cave-ins, etc.), which may be impossible to avoid and protect against. In the event of any such misuse, accidents or natural disasters, personnel could be injured and killed, and mining operations

suspended or terminated. In addition, any future development activities, of which there can be no assurance, would depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could make it very difficult, it not impossible, to engage in any development activities and force us to incur expenses that we had not planned on spending.

         WE WILL NEED TO RAISE SUBSTANTIAL FUNDING IN ORDER TO CARRY OUT OUR
ACTIVITIES. With limited cash resources, it will be necessary in the near and over the long term to raise substantial funds to maintain existing property interests, acquire, explore, and if warranted, develop mineral properties. Our auditors have expressed substantial doubt as to our ability to continue as a going concern. There is no assurance that we will be able to raise the necessary funds on acceptable terms, or at all. If we do not raise these funds, investors could lose their investment. If we are able to raise these funds, it is likely that investors will experience dilution of their interests, which could result in a decrease in the value of their Shares.

         LACK OF REVENUE PRODUCING OPERATIONS. Since inception, the Company has not generated any revenues from mining operations. As of December 31, 2004, the
Company had an accumulated deficit of approximately $1,154,557. Accordingly, the
Company's business operations are subject to all of the risks inherent in companies without cash flow or earnings. The future earnings, if any, and cash flow, if any, from operations of the Company are dependent, in part, on its ability to locate properties containing commercially mineable mineral deposits, of which there can be no assurance.

         WE COULD LOSE OUR INTERESTS IN OUR PROPERTIES IF MINIMUM ANNUAL WORK IS
NOT CONDUCTED. The interest of Fronteer Development Group Inc. ("Fronteer") in certain claims comprising the Conjuror, McPhoo and Achook properties has been allowed to lapse, since minimum annual work was not conducted on the property.
The Management of Fronteer and the Company jointly elected not to pursue exploration on the Conjuror, McPhoo and Achook properties, in favor of pursuing more prospective mineral targets on the Longtom Property. By way of a June 2004
After-Acquired Property Agreement between Fronteer and the Company, the Company acquired a 50% interest in the Longtom Property, which is located immediately south of the Conjuror Property. The Longtom Property thereafter became the subject of the original Option Agreement as entered into between Fronteer and the Company on September 26, 2003.

         Fronteer does not have any minimum work requirements on the Longtom
Property in order to keep the property in good standing. However, under the terms of the 2003 agreement with Alberta Star Development Corporation ("Alberta
Star"), the underlying owner of the Longtom Property, Fronteer entered into an option to acquire a 75% interest in the Longtom Property from Alberta Star by paying $15,000 in cash and spending an aggregate of $500,000 on exploration over three years. To date, Fronteer and the Company have jointly expended $1.0 million in exploration, and consequently have satisfied its exploration commitments on Longtom. However, the Company has been advised by Fronteer that it has not paid the $15,000 cash payment to Alberta Star, but will do so in due course.

         POTENTIAL LOSS OF OPTION RIGHTS IF REQUIRED PAYMENTS ARE NOT MADE.
[WHOLE RISK FACTOR NEEDS TO BE UPDATED] In addition to the failure to obtain sufficient financing possibly resulting in the loss of the option granted pursuant to our agreement with Fronteer described in "Item 4. Information on the
Company. D. Property, Plant, and Equipment." Fronteer may terminate our agreement in the event that the Company fails to fulfill its contractual obligations. The loss of any options rights would have a material, adverse effect on the Company.

         TITLE TO OUR MINING PROPERTIES HAS NOT BEEN VERIFIED. Although the
title to the properties in which the Company holds interests were reviewed by or on behalf of us, and title opinions were delivered to us, no assurances can be given that there are no title defects affecting such properties. Title insurance generally is not available for mining claims in Canada, and the our ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company has not conducted surveys of the claims in which it holds direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. Accordingly, the properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

         THE BEAR PROJECT'S REMOTE LOCATION LIMITS ITS ACCESS TO SEVEN MONTHS
PER YEAR. The Company's property interests are located approximately 400 kilometers north of Yellowknife, in the Northwest Territories, Canada. Access to
the Bear Project is via float-equipped, fixed wing aircraft from Yellowknife,
Northwest Territories. Because of the Bear Project's extreme north location, access is limited to seven months. This remote location makes it difficult and costly to bring mining equipment to the area. In the event of bad weather, it may be difficult, if not impossible, to conduct any exploration activities or mining activities on the Bear

                                        7

Project. Furthermore, there can be no assurance that the properties will ever be placed into commercial production.

         THE VALUE OF OUR MINERAL PROPERTIES IS DEPENDENT UPON COMMODITY PRICES
WHICH CAN FLUCTUATE WIDELY. The price of our Shares, our financial results and exploration, development and mining activities may in the future be significantly adversely affected by declines in the price of gold, copper, or other minerals. Gold, copper, and other mineral prices fluctuate, like many resource commodities, and are affected by numerous factors beyond the Company's control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, copper or other mineral-producing countries throughout the world. Although the prices of gold, copper or other minerals have increased in recent years, and future price declines could cause continued
development of and commercial production from the Company's properties to be impracticable. Depending on the price of gold, copper, or other minerals, cash flow from mining operations may not be sufficient and the Company could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Company's mining properties is dependent on gold, copper or other mineral prices that are adequate to make these properties economic.

         In addition to adversely affecting the Company's reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

         WE ARE NOT ENGAGED IN MINING OPERATIONS; IN THE EVENT WE ENGAGE IN
MINING OPERATIONS IN THE FUTURE, WE WOULD FACE SUBSTANTIAL REGULATION. We are
not engaged in any mining operations at the present time and there can be no assurance we will ever engage in any mining operations in the future. All of our current activities are exploratory in nature. If our exploration activities uncover a commercially mineable mineral deposit, of which there can be no assurance, we plan to take the necessary steps to commence mining operations.
Mining operations in Canada are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating the removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are

also subject to federal, provincial and local laws which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed with material adverse effect on the Company's activities. Moreover, compliance with such laws may cause substantial delays and require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the
Company may be subject to liability for pollution or other environmental damage which it may elect not to insure against due to prohibitive premium costs and other reasons.

         TITLES TO THE MEXICAN PROPERTIES IN WHICH THE COMPANY HAS AN INTEREST
ARE NOT REGISTERED IN THE NAME OF THE COMPANY, WHICH MAY RESULT IN POTENTIAL
TITLE DISPUTES HAVING A NEGATIVE IMPACT ON THE COMPANY. All of the agreements under which the Company may earn interests in properties have either been registered or been submitted for registration with the Mexican Public Registry of Mining, but title relating to the properties in which the Company may earn its interests are held in the names of parties other than the Company. Any of such properties may become the subject of an agreement which conflicts with the agreement pursuant to which the Company may earn its interest, in which case the
Company may incur expenses in resolving any dispute relating to its interest in such property and such a dispute could result in the delay or indefinite postponement of further exploration and development of properties with the possible loss of such properties.

         THE PROPERTIES IN WHICH THE COMPANY HAS INTERESTS IN MEXICO ARE SUBJECT
TO CHANGES IN GOVERNMENTAL LAWS, REGULATIONS, ECONOMIC CONDITIONS OR SHIFTS IN
POLITICAL ATTITUDES OR STABILITY IN MEXICO. The Company's property interests are located in Mexico. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Mexico are beyond the control of the Company and may adversely affect its business. Reference is made to "Item 4. Information on the Company - Business Overview - Regulation of
Mining Industry - Mexico."

         MEXICAN FOREIGN INVESTMENT AND INCOME TAX LAWS APPLY TO THE COMPANY.
Corporations in Mexico are taxed only by the Federal Government. Mexico has a general system for taxing corporate income, ensuring that all of a corporation's earnings are taxed only once, in the fiscal year in which profits are obtained.
There are two federal taxes in Mexico that apply to the Picachos Project; an asset tax and a corporate income tax. Corporations have to pay a federal tax on assets at 1.8% of the

average value of assets less certain liabilities. Corporate income tax is credited against this tax. Mexican corporate taxes are calculated based on gross revenue deductions for all refining and smelting charges, direct operating costs, and all head office general and administrative costs; and depreciation deductions. The 2005 corporate tax rate in Mexico is 32%.

         FOREIGN CURRENCY FLUCTUATIONS AND INFLATIONARY PRESSURES MAY HAVE A
NEGATIVE IMPACT ON THE COMPANY'S FINANCIAL POSITION AND RESULTS. The Company's
property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position and results. As the Company maintains its accounts in Canadian and US dollars, any appreciation in Mexican currency against the Canadian or US dollar will increase our costs of carrying out operations in Mexico. Further, any decrease in the US dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in US dollars. The steps taken by management to address foreign currency fluctuations may not eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations. The Company also bears the risk of incurring losses occasioned as a result of inflation in Mexico.

          REGULATION OF MINING OPERATIONS IN MEXICO IS VERY EXTENSIVE.
Regulatory requirements to which the Company is subject to in Mexico include certain permits that require periodic or annual renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions. Although the Company believes that it is currently in full compliance with existing permit conditions, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted, or that existing permits will not be revoked. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that the Company is not in compliance with its existing permits, the Company may be forced to suspend operations.

         RISKS RELATED TO THE COMPANY'S FOREIGN INVESTMENTS AND OPERATIONS. The
Company conducts exploration activities in Canada and Mexico. The Company's foreign mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could have a material and adverse effect on the Company's earnings or the viability of its affected foreign operations, which could have a material and adverse effect on the Company's future cash flows, results of operations and financial condition.

         Risks may include, among others, labor disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, war, civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports and increased financing costs. These risks may limit or disrupt the Company's projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

         THERE IS A RISK THAT WE WILL BE UNABLE TO COMPETE FOR MINERAL
PROPERTIES, INVESTMENT FUNDS AND TECHNICAL EXPERTISE. Significant and increasing competition exists for the limited number of gold and other precious metal acquisition opportunities available in North, South and Central America and elsewhere in the world. As a result of this competition, some of which is with large, established mining companies with substantially greater financial and technical resources than us, we may be unable to acquire additional attractive precious metal mining properties on terms we consider acceptable. Moreover, this competition makes it more difficult for us to attract and retain mining experts, and to secure financing for our operations. Accordingly, there can be no assurance that our exploration and acquisition programs will be successful or result in any commercial mining operation.

         WE DO NOT HAVE INSURANCE; WE WILL NOT BE ABLE TO INSURE AGAINST ALL
POSSIBLE RISKS. The Company's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays, monetary losses and possible legal liability. Although the Company intends to obtain insurance to protect against certain risks in such amounts as it considers to be reasonable, it does not have any insurance at the present time. If and when insurance is obtained, of which there can be no assurance, the insurance will not cover all the potential risks associated with a mining company's operations. Moreover, the
Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

         IF WE ARE UNABLE TO MAINTAIN THE INFRASTRUCTURE FOR OUR EXPLORATION
ACTIVITIES, WE COULD BE ADVERSELY AFFECTED. Our exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's exploration activities and its financial condition.

         MANAGEMENT MAY BE SUBJECT TO CONFLICTS OF INTEREST DUE TO AFFILIATIONS
WITH OTHER RESOURCE COMPANIES. Because some of our directors and officers serve as officers and/or directors of other resource exploration companies which are themselves engaged in the search for additional opportunities, situations may arise where these persons are presented with, or identify, resource exploration opportunities that may be or perceived to be in competition with us for exploration opportunities. Since all of our officers and directors have a financial interest in other resource issuers to which they owe a fiduciary duty, it is likely our management may never be financially disinterested in such potential conflict of interest situations. It is likely that these other companies will be in competition with us for properties, funds, and personnel.
Although it is anticipated that such potential conflicts will be dealt with in accordance with corporate and common law of the Province of Ontario, there can be no assurance any conflicts will be dealt with in a way that is best for the
Company.

         Although directors are required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws, this could result in a situation where it will be difficult to have a totally disinterested board of directors deciding on a matter.

         OUR MANAGEMENT MAY NOT BE SUBJECT TO U.S. LEGAL PROCESS. The
enforcement by investors of civil liabilities under the United States federal securities laws may be adversely affected by the fact that all of our officers and directors are neither citizens nor residents of the United States. There can be no assurance that (a) U.S. stockholders will be able to effect service of process within the United States upon such persons, (b) U.S. stockholders will be able to enforce, in United States courts, judgments against such persons obtained in such courts predicated upon the civil liability provisions of United
States federal securities laws, (c) appropriate foreign courts would enforce judgments of United States courts obtained in actions against such persons predicated upon the civil liability provisions of the federal securities laws, and (d) the appropriate foreign courts would enforce, in original actions, liabilities against such persons predicated solely upon the United States federal securities laws.

         PRICES FOR PRECIOUS METALS SUCH AS GOLD ARE VOLATILE AND COULD DECLINE.
Historically, gold prices have fluctuated, so that there is no assurance, even if substantial quantities of gold are discovered, that we can make a profit. The prices of precious and base metals fluctuate on a daily basis and have experienced volatile and significant price movements over short periods of time.
Prices are affected by numerous factors beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, central bank transactions, world supply for precious and base metals, international investments, monetary systems, and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased worldwide production due to improved mining and production methods. The effect of these factors cannot be accurately predicted, and the combination of these factors may result in us not receiving adequate returns on invested capital or the investments retaining their respective values. There is no assurance that the price of gold and of other precious and base metals will be high enough so that our properties, assuming that we ever discover substantial quantities of gold, could be mined at a profit.

         OUR STOCK WILL BE A PENNY STOCK WHICH IMPOSES SIGNIFICANT RESTRICTIONS
ON BROKER-DEALERS RECOMMENDING THE STOCK FOR Purchase. The Securities and
Exchange Commission (SEC) has adopted regulations that define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These rules include the following requirements:
broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-

maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to sale. If our Shares become subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Shares, if such trading market should ever develop, of which there can be no assurance. Accordingly, this may result in a lack of liquidity in the Shares and you may be unable to sell your Shares on terms you consider reasonable.

         OUR STOCK PRICE COULD BE VOLATILE. The market price of our Shares, like that of the common shares of many other natural resource companies, has been and is likely to remain highly volatile. Results of exploration activities, the price of gold, copper, and other precious metals, period-to-period fluctuations in our operating results, changes in estimates of the Company's performance by securities analysts, market conditions for shares of natural resource companies in general, and other factors beyond the control of the Company, could have a significant, adverse impact on the market price of the Shares.

         WE DO NOT PLAN TO PAY ANY DIVIDENDS IN THE FORESEEABLE FUTURE. The
Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend until warranted based upon the factors outlined below.
The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company's earnings, financial requirements and other conditions prevailing at the time.

         THE COMPANY HAS ONLY ONE FULL-TIME EMPLOYEE. The Company's only full-time service provider is Kabir Ahmed, who is its President and Chief
Executive Officer. Mr. Errol Farr, our Chief Financial Officer, works for the
Company on a part-time basis, devoting approximately ten to fifteen hours a month on the Company's affairs. The loss of Mr. Ahmed, for any reason, or our inability to attract and retain additional highly skilled employees, may adversely affect our business and future operations. We do not carry key-man insurance on any members of our management.

         FUTURE SALES OF COMMON SHARES BY EXISTING SHAREHOLDERS. Sales of a
large number of our Shares in the public markets, or the potential for such sales, could decrease the trading price of the Shares and could impair the
Company's ability to raise capital through future sales of Shares. The Company has previously issued Shares at an effective price per share which is lower than the effective price of the Shares in the Company's public offering of its Shares completed in February 2004. Accordingly, certain shareholders of the Company have an investment profit in the Shares that they may seek to liquidate.

ITEM 4. INFORMATION ON THE COMPANY.

A. History and Development of the Company.

         The Company was incorporated under the laws of the Province of Ontario,
Canada on September 26, 2003.

          The principal business office of the Company is located at 36 Toronto
Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada. Its telephone number is
(416) 365-6580. The Company does not have an agent in the United States.

         Its registered and records office is located at 200 King Street West,
Suite 2300, Toronto, Ontario M5H 3W5 Canada. Its telephone number is (416)
595-2300.

B. Business Overview*.

     o   See Glossary on pages 40 for terms used throughout this Annual Report.

FORWARD-LOOKING STATEMENTS

         Safe Harbor Statement under the United States Private Securities
Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "budget", "scheduled", "estimates",
"forecasts", "intends", "anticipates", "believes", or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of

exploration activities, the estimation or realization of mineral reserves and resources, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed under Item 3 in the section entitled "Risk Factors".
Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

GENERAL

         The Company was founded on September 26, 2003 to explore for precious and base metals and uranium. The Company is currently focused on properties with potential iron-oxide-copper-gold ("IOCG"). The Company is an exploration stage company and is not engaged in any mining operations, and there can be no assurance it will ever engage in mining operations. To date, its only mining interests are (i) an option to acquire a 50% interest in the Longtom Property located in the Northwest Territories, Canada, and (ii) an option to acquire a
50% interest in properties in Mexico's Durango and Sinaloa provinces (the
"Picachos Project"). In May 2005, the Company signed a Letter of Intent pursuant to which it could acquire a 100% interest in the Picachos Project. However, the
Letter of Intent is subject to the Company entering into a formal agreement, of which there can be no assurance. In addition, in June 2005 the Company filed applications for two prospective uranium exploration concessions in the democratic West African country of Niger, the world's third largest uranium producer, according to the International Atomic Energy Agency ("IAEA").
(www.iaea.org) The concessions applied for total 4,000 square kilometers
(988,000 acres) and were selected for their favorable geology, exploration potential and strategic location - within the same stratigraphy to two operating uranium mines which together yield almost 10% of worldwide production, according to the IAEA.

         There can be no assurance that a commercially mineable mineral deposit exists on any of these properties.

    A.      BEAR PROJECT, NORTHWEST TERRITORIES, CANADA

         The Company's interests in Canada were originally referred to as the
Bear Project, comprised of the Conjuror, Achook and McPhoo properties. The
Company acquired its option pursuant to an Option Agreement between Fronteer
Development Group Inc. ("Fronteer") and the Company, dated September 26, 2003, as amended December 17, 2003 and January 30, 2004 (the "Option Agreement"). The
Bear Project originally consisted of 8,778.1 contiguous hectares (21,690 acres)
and it contained the three separate properties, as discussed earlier (i.e. the
Conjuror, Achook and McPhoo properties). All three properties are located within the Northwest Territories Mining District, Northwest Territories.

         However, in June 2004, the Company acquired an interest in another property, the Longtom Property, which became subject to the Option Agreement.
The Longtom Property is immediately south of the Conjuror Property, within the
Northwest Territories Mining District, Northwest Territories. The Longtom
Property lies approximately 400 kilometers north northwest of Yellowknife and 10 kilometers east of the winter road route from Rae Lakes to Great Bear Lake.
Access to the property is wholly by aircraft: in summer by float-equipped airplane to small lakes on the property, and in winter by ski-equipped craft.

         Management of Fronteer and the Company jointly determined that the
Longtom Property was the most prospective for Iron-Oxide-Copper Gold (IOCG) and uranium targets, so it decided to devote its time and resources to exploring this property. Accordingly, no work was done on the Conjuror, Achook and McPhoo properties in 2004, and the options on these properties were allowed to lapse.

         The Longtom Property does not contain a known commercially mineable mineral deposit, otherwise referred to as "ore."

    B.      PICACHOS PROJECT, DURANGO STATE, MEXICO

         In July 2004, the Company entered into an option agreement with RNC
Gold Inc. ("RNC") to acquire a 50% interest in two silver-gold properties in
Mexico's Durango and Sinaloa provinces (the "Picachos Project"). The Picachos property portfolio includes the 7,700-hectare (19,000-acre) silver-gold Picachos property area in Durango State and the 17,800-hectare (43,900-acre) Tango gold claims in Sinaloa

State. In 2004, RNC consolidated its land package by adding additional hectares to both the Picachos and Tango property areas. Originally, the Picachos property consisted of 6,700 hectares, and the Tango property consisted of 3,500 hectares.

         In order to earn its 50% interest in the Picachos Project, the Company must expend $1,500,000 in exploration expenditures on or before December 30,
2006. The Company has committed to spending $500,000 before July 14, 2005 (of which $500,000 has been spent) and an additional $1,000,000 in the following year. Also, as part of the Picachos Option Agreement, the Company must by July
2007 generate a feasibility study for the production of a minimum of 25,000 ounces of gold per year ("Feasibility Study").

         Subsequently, in May 2005, the Company signed a Letter of Intent with
RNC pursuant to which it could become owner of a 100% interest in the Picachos
Project. However, the Letter of Intent is subject to the Company entering into a formal agreement, of which there can be no assurance.

         According to the terms of the May 2005 Letter of Intent, at the time when a Feasibility Study is completed, the Company will be granted the right to acquire RNC's remaining 50% stake in the Picachos Project. The purchase price for acquiring the remaining 50% interest would be $20,000,000 to be paid as follows:

         1. $3,000,000 at the time the Feasibility Study is completed;
         2. $9,000,000 at the Commencement of Commercial Production
         3. $2,000,000 on each of the first through fourth anniversaries of the
            Commencement of Commercial Production.

         In addition, upon execution of the formal agreement incorporating the terms of the Letter of Intent, the Company would issue RNC 100,000 Shares. To retain its acquisition rights, the Company must keep the claims comprising the
Picachos Project in good standing by undertaking minimum work commitments of approximately $50,000 annually.

         Kabir Ahmed, the President, Chief Executive Officer and a director of the Company was a director of RNC at the time the agreement was entered into, but he has resigned his position as a director of RNC during 2005.

    C.      APPLICATION FOR URANIUM CONCESSION, NIGER, AFRICA

         In addition to its interests in the Bear Project in Canada and the
Picachos Project in Mexico, the Company has made two formal applications for uranium

concessions with the Niger Ministry of Mines, but no acquisitions have been concluded as of the date of this Annual Report. The formal application for the uranium concessions was made in November 2004 and, subject to the discretion of the regulatory authorities in the Republic of Niger, the Company expects to be advised whether or not the concession has been granted to the Company prior to
December 31, 2005 The concessions applied for total 4,000 square kilometers
(988,000 acres) and were selected for their favorable geology, exploration potential and strategic location - situated in the same stratigraphy as two operating uranium mines which together yield almost 10% of worldwide production, according to the IAEA. The Corporation's objective in applying for the uranium concessions in the Republic of Niger is to minimize its exploration risk by attempting to diversify the Company's property portfolio.

         In order to apply for a uranium concession in the Republic of Niger, a company must file a formal concession application for available mineral concessions with the Director of Mines, Niger Ministry of Mines & Energy. The
Director of Mines reviews the application, and the Director and applicant then negotiate the work commitments that will be required on the concession and any other conditions that must be met. The application is then referred to the
Minister of Mines & Energy for review, which makes the final determination.
Should the Minister of Mines & Energy decide to grant the concession application, the concession application is then forwarded to the President of the Republic of Niger and his Cabinet for formal approval. This process is estimated to take approximately three to six months from the date of the original application to the date on which final approval of the concession application is ultimately obtained. Should the Company be granted the uranium concession for which it has applied in the Republic of Niger, it will have to raise further capital fund its work commitments, of which there can be no assurance it will be able to do.

Description of Mining Industry

         Our business is highly speculative. We are exploring for base and precious metals. Ore is rock containing particles of a particular mineral (and possibly other minerals which can be recovered and sold), which rock can be legally extracted, and then processed to recover the minerals which can be sold at a profit. Although mineral exploration is a time consuming and expensive process with no assurance of success, the process is straight forward. First, we acquire the rights to enable us to explore for, and if warranted, extract and remove ore so that it can be refined and sold on the open market to dealers.
Second, we explore for precious and base metals by examining the soil, rocks on the surface, and by drilling into the ground to retrieve underground rock samples, which can then be analyzed. This work is

undertaken in staged programs, with each successive stage built upon the information gained in prior stages. If exploration programs discover what appears to be an area which may be able to be profitably mined, we will focus our activities on determining whether that is feasible, while at the same time continuing the exploratory activities to further delineate the location and size of this potential ore body. Things that will be analyzed by us in making a determination of whether we have a deposit which can be feasibly mined at a profit include:

         1.       The amount of mineralization which has been established, and the likelihood of increasing the size of the mineralized
                  deposit through additional drilling;

         2.       The expected mining dilution;

         3.       The expected recovery rates in processing;

         4.       The cost of mining the deposit;

         5.       The cost of processing the ore to separate the gold from the host rocks, including refining the precious or base metals;

         6.       The costs to construct, maintain, and operate mining and
                  processing activities;

         7.       Other costs associated with operations including permit and reclamation costs upon cessation of operations;

         8.       The costs of capital;

         9.       The costs involved in acquiring and maintaining the property;
                  and

         10.      The price of the precious or base minerals. For example, the price of one ounce of gold for the years 1999-2004 ranged from a low of $271 U.S. in 2001, to a high of $455 U.S. in 2004. At
                  July 15, 2005, the price of gold was $420.50 U.S. per ounce *.

* Based upon the Average Spot Price of Gold, London PM fix.

         Our analysis will rely upon the estimates the plans of geologists mining engineers, metallurgists and others.

         If we determine that we have a feasible mining project, we will consider pursuing alternative courses of action, including:

         o        seeking to sell the deposit or the Company to third parties;

         o        entering into a joint venture with larger mining company to mine the deposit; or

         o        placing the property into production ourselves.

         There can be no assurance, that we will discover any precious or base metals, establish the feasability of mining a deposit, or, if warranted, develop a property to production and maintain production activities, either alone or as a joint venture participant. Furthermore, there can be no assurance that we would be able to sell either the deposit or the Company on acceptable terms, or at all, enter into such a joint venture on acceptable terms, or be able to place a property into production ourselves. If we do enter actual mining operations, which is unlikely in the near future, our operations will be subject to various factors and risks generally affecting the mining industry, many of which are beyond our control. These include the price of precious or base metals declining, the possibility that a change in laws respecting the environment could make operations unfeasible, or our ability to conduct mining operations could be adversely affected by government regulation. Reference is made to
"Item. 3. Key Information.
D. Risk Factors."

Regulation of Mining Industry

         Canada

         Although each province of Canada has its own regulations for the mining industry, generally the following is true. Prior to commencing any exploration activities in Canada, and depending on the provincial jurisdiction, the Company or the party intending to carry out a work program on a mineral property may be required to apply to the appropriate local government agencies for a number of permits or licenses related to mineral exploration activities. These permits or licenses may include water and surface use permits, occupation permits, fire permits, and timber permits. Prior to being issued the various permits or licenses, the applicant may have to file a detailed work plan with the applicable government agency. Permits are issued on the basis of the work plan submitted and approved by the governing agency. Additional work on a given mineral property or a significant change in the nature of the work to be completed would require an amendment to the original permit or license.

         As part of the permit or licensing requirements, the applicant is required to post an environmental reclamation bond in respect to the work to be carried out on the mineral property. The amount of such bond is determined by the amount and nature of the work proposed by the applicant. The amount of a bond may also be increased with increased levels of development on the property.

         The Company has or will make application to the appropriate agencies for permits and licenses relating to those properties upon which the Company intends to carry out work during the 2005 exploration season. For those mineral properties in which the Company has an interest but is not the operator of the work programs, application for the required permits and licenses and the posting of the reclamation bonds will be made by the party entitled to carry out exploration work on the property. The Company believes that it is currently in compliance with all applicable environmental laws and regulations in Canada.

         Mexico

         The exploration and exploitation of minerals in Mexico may be carried out by Mexican citizens or Mexican companies incorporated under Mexican law by means of obtaining exploration and exploitation concessions. Exploration concessions are granted by the Mexican federal government for a period of six years from the date of their recording in the Public Registry of Mining and are not renewable. Holders of exploration concessions may, prior to the expiration of such exploration concessions, apply for one or more exploitation concessions covering all or part of the area covered by one exploration concession. Failure to apply prior to the expiration of the term of the exploration concession will result in termination of the concession. An exploitation concession has a term of 50 years, generally renewable for a further 50 years upon application within five years prior to the expiration of such concession. Both exploration and exploitation concessions are subject to annual work requirements and payment of surface taxes which are assessed and levied on a semiannual basis. Such concessions may be transferred or assigned by their holders, but such transfers or assignments must comply with the requirements established by the Mexican
Mining Law and be registered before the Public Registry of Mining in order to be valid against third parties.

         Mineral exploration and exploitation concessions may also be obtained by foreign citizens or foreign corporations, in this latter case, through the establishment

of a branch or subsidiary in Mexico, and in the case of foreign citizens, provided that they comply with certain requirements set forth in the Foreign
Investment Law. Foreign citizens are required to apply for the corresponding authorization before the Ministry of Foreign Affairs and register their investment in the National Registry of Foreign Investment. In the case of a branch of foreign corporations, in addition to registration in the National
Registry of Foreign Investment, additional authorization from the Ministry of
Economy is required in order to obtain subsequent registration in the corresponding local Public Registry of Commerce.

         Mexican mining law does not require payment of finder's fees or royalties to the Government, except for a discovery premium in connection with national mineral reserves, concessions in marine zones and claims or allotments contracted directly from the Council of Mineral Resources. None of the property interests held by the Company are under such fee regime. However, holders of exploration and exploitation concessions are required to pay surface taxes which are assessed and levied on a semi-annual basis.

         Republic of Niger

         In the event the Company is granted an exploration permit from the
Republic of Niger, the Company and the state (the Republic of Niger) will be required to agree to a comprehensive mining convention which sets out the permitted exploration activity the Company and the duration of the exploration permit. In general, the mining convention allows the Company to carry out and conduct all airborne surveys and ground exploration necessary to bring the exploration property to the feasibility study or stage. After the feasibility study is produced, the exploration permit is converted to an exploitation permit. At that time, the Company will be required to carry out a study to determine the environmental, cultural and social impact of the project to
Republic of Niger, as is consistent with practices in other jurisdictions.

         C.  Organizational Structure.

                  The Company has no subsidiaries.

         D.  Property, Plants and Equipment.

                  A.  BEAR PROJECT, NORTHWEST TERRITORIES, CANADA

         The Company's only interest in Canada is an option to earn a 50%
undivided interest in a property located in the Northwest Territories, Canada, referred to as the

Longtom Property. The Company acquired the option pursuant to the Option
Agreement with Fronteer described above.

         The Company believes the Longtom Property has the potential for an iron-oxide copper-gold deposit. However, the property does not contain a known commercially mineable mineral deposit and the Company's proposed exploration program is exploratory in nature.

                  AGREEMENT WITH FRONTEER DEVELOPMENT GROUP INC.

         Pursuant to the Option Agreement, the Company was granted the sole and exclusive right and option ("Option") to acquire a 50% undivided interest in various properties comprising the Bear Project. The acquisition of the interest in the Longtom Property is part of the Bear Project.

         To exercise the Option, the Company is required to spend at least
$5,000,000 on exploration of the Bear Project ("Expenditures"), as follows:

          --------------------------------------------------------------
                       DATE                                     AMOUNT
          --------------------------------------------------------------
          On or before September 26, 2004                      $500,000
          --------------------------------------------------------------
          On or before September 26, 2005                      $500,000
          --------------------------------------------------------------
          On or before September 26, 2006                     $1,000,000
          --------------------------------------------------------------
          On or before September 26, 2007                     $1,000,000
          --------------------------------------------------------------
          On or before September 26, 2008                     $2,000,000
          --------------------------------------------------------------

         In addition to incurring at least $5,000,000 in Expenditures, the
Company is required to make cash payments to Fronteer totaling $270,000 in the amounts specified below on or prior to the dates noted:

          --------------------------------------------------------------
                      DATE                            CASH PAYMENT
          --------------------------------------------------------------
               September 26, 2003                    $20,000 (done)
          --------------------------------------------------------------
               September 26, 2004                    $30,000 (done)
          --------------------------------------------------------------

                                       24

          --------------------------------------------------------------
               September 26, 2005               $40,000 (payment will be
                                                   made on or before
                                                  September 26, 2005)
          --------------------------------------------------------------
               September 26, 2006                       $50,000
          --------------------------------------------------------------
               September 26, 2007                       $60,000
          --------------------------------------------------------------
               September 26, 2008                       $70,000
          --------------------------------------------------------------

         If the Company makes the payments totaling $270,000 above on or prior to the required date, and the following Expenditures described below, it will be deemed to have acquired and be vested with an undivided right, title and interest in the Bear Project in the percentages set forth below.

               Incurs Expenditures of not less than $1,000,000 on or before
               September 26, 2005 - 10%;

               Incurs Expenditures of not less than $3,000,000 on or before
               September 26, 2007 - 30%; and

               Incurs Expenditures of not less than $5,000,000 on or before
               September 26, 2008 - 50%

         On or before January 31st of each year, Fronteer is required to prepare an exploration program for that year and submit it to the Company for its approval. If the Company fails to approve that year's program within thirty days, it has the right to submit its own recommended exploration program for that year to Fronteer, which will become the budget used for that year.

         After an exploration program has been agreed upon, Fronteer is to submit to the Company an invoice for the full amount of the Company's share of the expenditures for that coming year. Within ten days of receiving Fronteer's invoice, the Company is required to advance to Fronteer its share of that year's exploration expenditures. If the Company does not advance the funds to Fronteer, the Company will be in breach of the Option Agreement. If the Company does not cure the breach within the 15 day period it has to cure the breach, after notice, Fronteer has the right to terminate the Option Agreement. If Fronteer decides not to proceed with exploration on the Longtom Property, or any property comprising the Bear Project, and does not provide us with an exploration budget for a particular year, then the Company has the right to terminate the Option
Agreement. Fronteer has no

obligation to spend money on any specific property constituting the Bear
Project. For instance, so long as the Company fulfills its obligation to provide
$1,000,000 in exploration expenditures by September 26, 2005, it would still earn a 10% vested interest in the Longtom Property.

         When the Company has (i) incurred the $5,000,000 in exploration expenditures, and (ii) made $270,000 in cash payments to Fronteer. the Company will be deemed to have exercised the Option and acquired a 50% undivided interest in the Bear Project. In addition, the Company and Fronteer will be deemed to have formed a joint venture; the parties will then enter into a joint venture agreement in the form set forth in the amended option agreement with
Fronteer dated January 30, 2004.

         Fronteer will be the operator of exploration programs conducted under the Option Agreement, and is entitled to a management fee equal to ten (10%)
percent of any expenditures incurred. The management fees the Company pays to
Fronteer will be credited to its required exploration expenditures.

         Longtom Property

         In June 2004, the Company acquired an interest in the Longtom Property, which became subject to the Option Agreement.

         Management of Fronteer and the Company jointly determined that the
Longtom Property was the most promising for Iron-Oxide-Copper Gold (IOCG) and uranium targets, so it decided to devote its time and resources to exploring this property. Accordingly, no work was done on the Conjuror, Achook and McPhoo properties in 2004, and the options on these properties were allowed to lapse.

         The Company believes the Longtom Property has the potential for an iron-oxide copper-gold and uranium deposits. However, it does not contain a known commercially mineable mineral deposit, otherwise referred to as "ore."

         Property Description and Location

         The Longtom Property is immediately south of the Conjuror Property, within the Northwest Territories Mining District, Northwest Territories. The
Longtom Property lies approximately 400 kilometers north northwest of
Yellowknife and 10

kilometers east of the winter road route from Rae Lakes to Great Bear Lake.
Access to the property is wholly by aircraft: in summer by float-equipped airplane to small lakes on the property and in winter by ski-equipped craft.

         The area experiences short summers that are warm and sunny but winters that are long and cold. Precipitation is moderate, equally in the form of rain and snow. Vegetation is typical of the sub-arctic. A forest of stunted evergreens, mainly black spruce, is interrupted by numerous open, swampy areas and, variously, birch, aspen and willow patches. The terrain is moderately rugged, with hills rising as much as 100 meters above the level of the principal lakes.

         The Longtom Property is equipped with a ten-person camp located on
Longtom Lake, adequate for use in any program of work. No other infrastructure is present although in winter snow machines can access many parts of the property. The city of Yellowknife, located 350 kilometers south of Longtom, provides a complete range of services to the mineral exploration industry.

                    [BEAR PROJECT - MAP OF LONGTOM PROPERTY]

         History

         The area of the Longtom Property, which borders the west side of the
Slave Craton, was explored in the period late 1920s through the 1930s when high-grade radium, uranium, silver, copper and cobalt deposits were discovered and exploited on the east shore of Great Bear Lake and in the nearby Camsell
River area. The area was explored in 1985 by Central Electricity Generating
Board Exploration (Canada) Ltd. ("CEGBE"), a British-financed company.

         From 1985 through 1988 CEGBE conducted exploration, including prospecting, regional and detailed geological mapping, geophysical surveys, including magnetic, VLF-EM and radiometric surveys, and soil sampling surveys.
Sixteen drill holes with total length 1,008 meters were directed to the Damp
Zone, an area of radioactive showings.

         CEGBE ceased work after the 1988 field season but retained certain claims. Mongolia Gold Resources Ltd., (now Tyhee Development Corp.), optioned the Damp 1 claim in 1996, staked various claims, and conducted a program of prospecting and re-sampling and drilled four holes totaling 944.6 meters in length. In 1998 Alberta Star Development Corporation ("Alberta Star") optioned the Longtom Property and the claims were subsequently allowed to expire. In
2003, Fronteer Development acquired the option to earn a 75% interest in the
Longtom Property from Alberta Star by paying $15,000 in cash and spending an aggregate of $500,000 on exploration over three years.

         Previous Exploration

         The Longtom Property has been explored by a combination of prospecting, technical surveys, including geological, geophysical (airborne and ground based), and geochemical surveys, and by diamond drilling. Discovery and early work by CEGBE, in the period 1985 through 1988, was directed to finding uranium and silver vein-type deposits similar to those exploited in the nearby Echo Bay and Camsell River areas.

         The CEGBE exploration program included detailed mapping, and detailed geochemical, radiometric, magnetic and VLF-EM surveys, followed by structural mapping, trenching and, in 1988, diamond drilling. Uranium values were, in light of declining prices, insufficient to support continued work and CEGBE abandoned the project except for one claim.

         In 1996 Mongolia Gold Resources Ltd. (now Tyhee Development Corp.)
acquired the present claims from local prospectors and CEGBE and initiated an exploration program. An airborne multi-instrument airborne survey was undertaken, along with resampling of some trenches and cores, prospecting work to the south, and, in 1997, drilling of four holes (total length 944.6 meters).

                 Summary of 2004 Exploration Program and Budget (Year I)

         The initial exploration program for Year I budgeted expenditures of approximately $500,000, which comprised expense allocations for fixed airborne and helicopter survey, geochemical and soil sampling and assaying, diamond drilling, and salaries for the drilling crew. However, Fronteer presented the
Company with an exploration budget of $1.0 million (the "2004 Longtom
Exploration Program"). The 2004 Longtom Exploration Program consisted of a more aggressive and accelerated diamond drilling to identify the most prospective targets for Iron-0xide-Copper-Gold (IOCG) and uranium deposits.

         In accordance with the terms of the Option Agreement, the Company fulfilled its first year exploration commitment on the Bear Project by contributing $500,000 towards the $1.0 million 2004 Longtom Exploration Program.
Diamond drilling on the Longtom Property commenced on July 10, 2004 and ended on
August 1, 2004. During this period, Fronteer completed drilling on nine holes for a total depth of 2,132.3 meters.

         By way of press release on September, 14, 2004, the Company announced the results of its nine-hole diamond drilling program. The 2004 Longtom
Exploration Program was generally negative for the presence of IOCG deposits;
however, one hole did return two high grade uranium assays.

         On September 14, 2004, the Company announced the results of its two high grade uranium assays. The first assay showed a 1.68% U3O8 over 1.0 meters at a down hole depth of 80 meters. This uranium intercept was part of a broader interval that returned 0.56% U3O8 over 3.0 meters. The second assay showed a
0.16% U3O8 over 1.0 meters, and which was intersected at a depth of 51 meters in the same hole. The world average grade from producing uranium mines is 0.15%
U3O8 according to the IAEA, www.iaea.org.

                  Summary of Proposed Exploration Program for 2005 Season
                  (Year II) and Source of Funds

         Based on the elevated uranium results in the two assays, the Company has requested that Fronteer propose a follow-up program to further evaluate the nature of uranium mineralization on the Longtom Property. The 2004 Exploration
Program identified a zone of approximately 200 meter by 200 meter of anomalous uranium mineralization. Eleven drill holes have previously targeted copper and gold in this zone. The proposed 2005 Longtom Exploration Program (Year II) will consist of further diamond drilling for uranium mineralization in this same 200 meter by 200 meter zone. In addition, Fronteer plans to use a scintillometer (a machine that measures the radioactivity levels emitted by uranium) to identify areas of uranium mineralization not previously sampled. Fronteer has recommended that seven recently drilled holes be logged with the scintillometer and assayed for uranium mineralization.

         Fronteer has presented the Company with its 2005 budget and program of
$500,000 for Longtom, which - once approved - is planned for completion by late
September 2005. The 2005 Longtom Exploration Program (Year II) will be fully funded by the Company through its current funds on hand and additional capital raised through equity financings. The Company has sufficient funds in its treasury to fund its 2005 exploration program on Longtom. However, the Company intends to raise another $1.5 million to $2.0 million to fund its second phase exploration program on its Mexico property and for general corporate expenses.
However, there can be no assurance the Company will be able to raise the necessary funds. If the Company is unable to raise the necessary funds, and the
Company does not fulfill its annual funding obligations of $1,000,000 for 2006 and 2007, the Company would lose its interest in the Bear Project.

         Fronteer does not have any minimum work requirements on the Longtom
Property in order to keep the property in good standing. However, under the terms of the 2003 agreement with Alberta Star Development Corporation ("Alberta
Star"), the underlying owner of the Longtom Property, Fronteer entered into an option to acquire a 75% interest in the Longtom Property from Alberta Star by paying $15,000 in cash and spending an aggregate of $500,000 on exploration over three years. To date, Fronteer and the Company have jointly expended $1.0 million in exploration, and consequently have satisfied its exploration commitments on Longtom. However, the Company has been advised by Fronteer that it has not paid the $15,000 cash payment to Alberta Star, but will do so in due course.

         Management of Exploration Program on Longtom Property

         Pursuant to the terms of the Option Agreement with Fronteer, Fronteer is the operator of the property, and will be conducting the exploration program described above. Fronteer is a junior mineral exploration company, trading on the Toronto Stock Exchange under the symbol "FRG

         Fronteer's President and CEO is Dr. Mark O'Dea. Dr. O'Dea is
responsible for overseeing and supervising Fronteer's exploration programs. Dr.
O'Dea specializes in the application of structural geology and geophysics to mining and mineral exploration. He has been involved in building practical geological foundations to help direct exploration decisions and highlight opportunities. From 1997 to 1999, Dr. O'Dea was a senior geologist with the mining and exploration division of SRK Consulting Canada. His responsibilities included providing structural input into mineral exploration, resource calculations, feasibility studies and valuations.

         Rick Valenta, PhD, P. Geo and the VP Exploration of Fronteer was the
person in charge of the 2004 exploration program.

         **********************************************

      B.  PICACHOS PROJECT, DURANGO STATE, MEXICO

         In July 2004, the Company entered into an option agreement with RNC
Gold Inc. ("RNC") to acquire a 50% interest in two silver-gold properties in
Mexico's Durango and Sinaloa provinces (the "Picachos Project"). The Picachos property portfolio includes the 7,700-hectare (19,000-acre) silver-gold Picachos property area in Durango State and the 17,800-hectare (43,900-acre) Tango gold claims in Sinaloa State. In 2004, RNC consolidated its land package by adding additional hectares to both the Picachos and Tango property areas. Originally, the Picachos property consisted of 6,700 hectares, and the Tango property consisted of 3,500 hectares.

         The properties comprising the Picachos Project do not contain a known commercially mineable mineral deposit and the Company's proposed exploration programs are exploratory in nature.

         In order to earn its 50% interest in the Picachos Project, the Company must expend $1,500,000 in exploration expenditures on or before December 30,
2006. The Company has committed to spending $500,000 before July 14, 2005 (of which $500,000 has been spent) and an additional $1,000,000 in the following year. Also, as part of the Picachos Option Agreement, the Company must by July
2007 generate

a feasibility study for the production of a minimum of 25,000 ounces of gold per year ("Feasibility Study").

         Subsequently, in May 2005, the Company signed a Letter of Intent with
RNC pursuant to which it could become owner of a 100% interest in the Picachos
Project. The purchase price for acquiring the additional 50% interest in the
Picachos Project is $20,000,000. Reference is made to "Item 4. Information on the Company. B. Business Overview. General" for a description of the specifics of how and when the purchase price would be paid.

         However, the Letter of Intent is subject to the Company entering into a formal agreement, of which there can be no assurance.

         In addition, upon execution of the formal agreement incorporating the terms of the Letter of Intent, the Company would issue RNC 100,000 Shares. To retain its acquisition rights, the Company must keep the claims comprising the
Picachos Project in good standing by undertaking minimum work commitments of approximately $50,000 annually.

                      [MAP OF TANGO AND PICACHOS PROPERTY]

                           [MAP OF PICACHOS PROPERTY]

                             [MAP OF TANGO PROPERTY]

                                       35

         Property Description, Location and Access

         The following information regarding the Picachos Project's location, access, history, planned exploration activities, and related topics are summarized from a report titled "A Technical Review of the Picachos Silver-Gold
Prospects, Western Durango State, Mexico for Northwestern Mineral Ventures
Inc.," prepared by Watts, Griffis and McOuat Limited ("WGM"), Consulting
Geologists and Engineers, and dated November 24, 2004 (the "WGM Report"). There is no known commercially mineable mineral deposit on any of the properties comprising the Picachos Project.

         The Picachos area is located in the western portion of Durango State,
100 kilometers west-southwest of the state capital, Durango. It is situated within the Zona Minera La Ventana of the Sierra Madre Occidental Mountains. The
exploration concessions or licences are owned by Minera Tango S.A. de CV.
("Tango"), a Mexican corporation, which is 75% owned by RNC Gold Inc. ("RNC"), and 25% owned by Minera Camargo S.A. de C.V. ("Camargo"), a Mexican company.
Prior to Tango acquiring the licenses, Camargo acquired the licenses based on the presence of a large number of old native silver-gold mine workings and a favorable geological setting. Most of the mine workings were enlarged as a result of the interest of the early Spanish settlers.

         The Los Cochis prospect portion of the property is located just below the village of La Mesa de Los Negros, about 5 kilometers from the main regional highway between Durango and Mazatlan, the capital of neighbouring Sinaloa State.
It is on the south central part of the "Camargo" concession, part of a larger land package in the southeastern quadrant of a caldera complex in the Western
Sierra Madre.

         According to the WGM Report, the Picachos concession (4,225.4 hectares)
was registered with SECOFI (the Mexican Mining Recorder) July 12, 1999 by
Camargo. Camargo is a private Mexican corporation, owned 80% by Michelle
Robinson, MASc, P.Eng., and 20% by Jose Vargas Gaytan, a Mexican prospector. The legal survey was completed and filed September 6, 1999. The legal survey for the
Camargo concession (2,577.5 hectares) was filed with SECOFI on May 16, 2002.
Legal title was recorded for both claims on July 9, 2002.

         Temperatures are subject to seasonal variations, which are largely dependent on elevation. Above 2,000 meters, the climate is drier and temperatures range from over 30(degree)C in summer to below freezing at night in the winter with some snowfall. Below 2,000 meters, the climate gradually becomes more hot and humid, with

temperatures ranging from 10(degree)C in winter to 38(degree)C in summer.
Irrespective of season, nightfall can bring substantial drops in temperature.
The rainy season is from July to October.

         According to the WGM Report, there is a ready supply of labor in the immediate area of the prospects. People living in the Picachos area are mainly farmers, cattle ranchers, and fruit growers. A 230 KV electrical transmission line runs parallel to Highway 40. Neveros is connected to the power grid via a branch line. The village of La Mesa de Los Negros has grid electricity and a telephone.

         The Picachos Property covers small past silver and gold producers and several significant silver/gold showings that remain to be fully explored.
Camargo and Tango have carried out a significant amount of ground work, including geochemical sampling and two drill holes.

         Based on its comparisons with other mines and mineral deposits in the
Sierra Madre, including the Tayoltita Mine located a short distance to the north, the WGM Report concluded that the Picachos area has the potential to host an economically significant silver-gold deposit. In addition, the silver-gold values found on the property demonstrate a potential for bulk tonnage scale mineralization. However, there is no known commercially mineable mineral deposit on any of the properties comprising the Picachos Project and the Company's proposed exploration programs are exploratory in nature.

                 Summary of 2004 Minimum Work Exploration Program and Budget

         In 2004, the Company completed a limited work program of trenching, soil sampling and geochemistry analysis on both of its silver-gold properties in
Mexico. The limited work program, which was completed in December 2004, was required as part of the Company's minimum work commitments to keep all of the claims in good standing. The Company expended approximately $50,000 towards the limited work program.

                 Summary of First Phase 2005 Exploration Program

         In 2004, the geological and engineering firm of Watts, Griffis and
McOuat Limited ("WGM"), proposed a first phase exploration program costing
$526,000 for the Company. This first phase exploration program consisted of additional land acquisition; the acquisition and study of remote sensing imagery; a fixed-wing airborne magnetometer survey; hand trenching, soil geochemical surveying and sampling at three of the most prospective targets for gold (El Toro, Los Cochis and

Guadalupe targets); and preparations for underground development and diamond drilling at a fourth site, the El Pino target.

         The Company commenced the first phase exploration program in February
2005, and it is expected to be completed by August 2005. To date, the Company has expended approximately $500,000 towards the first phase exploration program on the Picachos Project. The Company has completed all aspects of the WGM first phase exploration program - but has postponed the airborne survey and preparations for underground development at El Pino, which will be carried out in the Company's second phase exploration program, which is expected to cost
$1.0 million.

         The results of the first phase exploration program has been generally positive. Results are available for 7,056 samples from Los Cochis, El Toro and
Guadalupe. The highest gold values to date were returned from the El Toro samples, which define a strong polymetallic geochemical anomaly. Several of these samples contained in excess of 500 ppb gold, and values of 2,424 ppb gold occurred in soils near the previous mine workings. This discovery at El Toro is in addition to the large Los Cochis anomaly, which returned the highest silver values to date and has already been identified by the Company as a compelling drill target.

              Summary of Proposed Second Phase 2005-2006 Exploration Program

         The second phase exploration program, costing $1.0 million, will be commenced in September, 2005 and be completed by July 2006. The second phase exploration program will be designed to further develop the Los Cochis, El Toro and Guadalupe targets; airborne survey of the Picachos properties; and
underground development of the El Pino target. The Company intends to fully fund the second phase exploration program through new equity financings. The Company intends to raise an additional $1.5 million to $2.0 million through equity financings in order to fund its second phase exploration program on the Picachos
Project and for general corporate expenses. However, there can be no assurance the Company will be able to raise the necessary funds. In order to retain its option interest in the Picachos Project, the Company must expend an additional
$1.0 million in exploration by December 30, 2006.

         Management of Picachos Project

         Michelle Robinson, MASc, P.Eng., a professional engineer, is the person responsible for overseeing and carrying out the Company's exploration programs on the Picachos Project in Mexico.

                                       38

                     **************************************

                                                   GLOSSARY

                  Following is a glossary of terms used throughout this
Registration Statement.

adit                             a horizontal tunnel in an underground mine
                                 driven from a hillside surface.

assay                            a precise and accurate analysis of the metal
                                 contents in an ore or rock sample.

bornite                          a copper ore; a sulphide of copper and iron.

breccia                          a fragmented rock, the components of which are
                                 angular, and not waterworn.

chalcopyrite                     a sulphide of copper and iron.

concentrate                      a concentrate of minerals produced by crushing,
                                 grinding and processing methods such as
                                 gravity, flotation or leaching.

contained gold                   total measurable gold in grams or ounces
                                 estimated to be contained within a mineral
                                 deposit; does not imply that the deposit is
                                 economically viable.

cut-off grade                    deemed grade of mineralization, established by
                                 reference to economic factors, above which
                                 material is considered ore and below which is
                                 considered waste.

diamond drill                    a large machine that produces a more or less
                                 continuous core sample of the rock or material
                                 being drilled.

dilution                         the contamination of ore with barren wall rock;
                                 this means that in mining ore, adjacent waste
                                 is also extracted (see definition of cut-off
                                 grade), which mixes with and reduces the grade
                                 of the ore.

feasibility study                a detailed report assessing the feasibility,
                                 economics and engineering of placing a mineral
                                 deposit into commercial production.

g/mt or gpt                      grams per tonne.

gold deposit                     means a mineral deposit mineralized with gold.

gold equivalent                  a method of presenting combined gold and silver
                                 concentrations or weights for comparison
                                 purposes. Commonly involves expressing silver
                                 as its proportionate value in gold based on the
                                 relative values of the two metals. When gold
                                 equivalent is used to express metal sold, the
                                 calculation is based on actual prices received.
                                 When grades are expressed in gold equivalent,
                                 the relative recoveries of the two metals are
                                 also taken into account.

grams per cubic meter            alluvial mineralization measured by grams of
                                 gold contained per cubic meter of material, a
                                 measure of gold content by volume not by
                                 weight.

lode mining                      mining of gold bearing rocks, typically in the
                                 form of veins or stockworks.

net profit interest or NPI       a royalty based on the net profits generated
                                 after recovery of all costs.

net smelter royalty or NSR       a royalty based on the gross proceeds received
                                 from the sale of minerals less the cost of
                                 smelting, refining, freight and other related
                                 costs.

nugget effect                    an effect of high variability of gold assays,
                                 due to the gold occurring in discreet coarse
                                 grains such that their content in any given
                                 sample is highly variable.

ore                              a naturally occurring rock or material from
                                 which minerals, such as gold, can be extracted
                                 at a profit; a determination of whether a
                                 mineral deposit contains ore is often made by a
                                 feasibility study.

ounce or oz.                     a troy ounce or 20 pennyweights or 480 grains
                                 or 31.103 grams.

Opt                              troy ounces per ton.

patented mining claim            a claim to which a patent has been obtained
                                 from the government by compliance with laws
                                 relating to such claims.

prospect                         an area prospective for economic minerals based
                                 on geological, geophysical, geochemical and
                                 other criteria.

pyrite                           a mineral - a common sulphide of iron.

quartz                           a rock-forming mineral of silica and oxygen,
                                 often found in veins.

raise                            a vertical or inclined tunnel in an underground
                                 mine driven upwards from below.

ramp                             an inclined tunnel in an underground mine
                                 driven downwards from surface.

reserve                          ore - the economically mineable part of a
                                 measured or indicated resource demonstrated by
                                 at least a preliminary feasibility study. This
                                 study must include adequate information on
                                 mining, processing, metallurgical, economic,
                                 and other relevant factors that demonstrate, at
                                 the time of reporting, that economic extraction
                                 is justified.

reverse circulation drill        a large machine that produces a continuous chip
                                 sample of the rock or material being drilled.

shaft                            a vertical or inclined tunnel in an underground
                                 mine driven downward from surface.

shear                            a tabular zone of faulting within which the
                                 rocks are crushed and flattened.

stock or pluton                  a body of intrusive rock that covers less than
                                 40 square miles, has steep dips and is
                                 discordant with surrounding rock.

stockwork                        multiple small veins of mineralization that
                                 have so penetrated a rock mass that the whole
                                 rock mass can be considered mineralized.

stratigraphy                     Branch of geology which treats the formation,
                                 composition, sequence, and correlation of the
                                 stratified rocks as part of the Earth's crust.

strike length                    the longest horizontal dimensions of a body or
                                 zone of mineralization.

stripping ratio                  the ratio of waste material to ore that is
                                 estimated for or experienced in mining an ore
                                 body.

sulfide                          a mineral compound of sulphur and another
                                 metallic element such as iron, copper, lead,
                                 zinc, and nickel, commonly forming minerals of
                                 great economic importance.

ton                              short ton (2,000 pounds).

tonne                            metric tonne (2,204.6 pounds).

trenching                        the surface excavation of a linear trench to
                                 expose mineralization for sampling.

unpatented mining claim          mining claims to which a deed from the United
                                 States government has not been received, and
                                 which are subject to annual assessment work in
                                 order to maintain ownership.

vein                             a tabular body of rock typically of narrow
                                 thickness and often mineralized occupying a
                                 fault, shear, fissure or fracture crosscutting
                                 another pre-existing rock.

         For ease of reference, the following conversion factors are provided:

--------------------------------------------------------------------------------
1 mile = 1.609 kilometers             2,204 pounds             = 1 tonne
--------------------------------------------------------------------------------
1 yard = 0.9144 meter                 2,000 pounds/1 short ton = 0.907 tonne
--------------------------------------------------------------------------------
1 acre = 0.405 hectare                1 troy ounce             = 31.103 grams
--------------------------------------------------------------------------------

         ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

         The following is a discussion of the results of operations of the
Company for the period commencing on the date of incorporation of the Company
(September 26, 2003) and ending March 31, 2005, and should be read in conjunction with the audited financial statements of the Company for the period ending December 31, 2004, and the unaudited financial statements for the Company for the period ending March 31, 2005, such period, together with the accompanying notes, included elsewhere in this Annual Report. All references herein are to Canadian dollars. Please see "Item 3. Key Information." for exchange rate information for the Canadian dollar.

         The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Reference is made to Note 15 of the audited financial statements for a discussion of the material differences between Canadian and United States generally accepted accounting principles, and their effect on the Company's financial statements. In addition to historical information, the following discussion contains forward-looking statements that involve risk and uncertainties. The Company's actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in "Risk Factors" and elsewhere in this Annual Report.

         OVERVIEW

         The Company was incorporated September 26, 2003 to engage in the acquisition, exploration, and, if warranted, the development of properties containing precious and base metals. In particular, the Company's activities since incorporation

have focused on the financing of its exploration of (i) the Bear Project, located in the Northwest Territories, Canada and (ii) the Picachos Project,
located Mexico. On July 23, 2004 the Company completed a 2 for 1 stock split, pursuant to which each issued Share of the Company was subdivided into two
Shares. Shares and per Share amounts in this Annual Report have been retroactively adjusted to reflect the stock split.

                  A.  OPERATING RESULTS

         The Company commenced operations during September 2003. From September
26, 2003 to March 31, 2005, Management has devoted most of its time and resources toward (i) organizing the Company, (ii) negotiating the Option
Agreement with Fronteer covering the Bear Project in the Northwest Territories,
Canada, (iii) arranging for the exploration activities on the Bear Project, (iv)
negotiating the Company's option on the Picachos Project in Mexico, and (v)
arranging for exploration of the Picachos Project. During this time, no revenues were realized. The Company funded operations during the period from incorporation (September 26, 2003) to December 31, 2003 through the net proceeds of a Special Warrant Offering, completed on November 12, 2003. The Company issued 2,000,000 Special Warrants (pre-stock split) at a price of $0.10 per
Special Warrant, resulting in gross proceeds of $200,000. Each Special Warrant entitled the holder thereof to acquire, without additional payment and subject to adjustment pursuant to the Special Warrant Certificates, one Share. A
Prospectus dated January 9, 2004 qualified the distribution of 2,000,000 Shares
(pre-stock split) issued by the Company, without additional payment, upon the exercise of the 2,000,000 Special Warrants (pre-stock split). The net proceeds of the Special Warrant Offering were used by the Company to finance the operations of the Company, to make the initial payment to Fronteer of $20,000 under the Option Agreement in respect of the Bear Project, and for general corporate purposes.

         For the year ended December 31, 2004, the Company raised total gross proceeds of approximately $2.6 million through various equity financings. On
February 26, 2004, the Company raised financing from an initial public offering of $1,500,000 through the issuance of 15 million common shares (30 million shares post 2 for 1 stock split). Dominick & Dominick Securities Inc. acted as agent on the offering and was paid a commission of 7% on the financing
($105,000). Other costs for legal and accounting services amounted to $67,000.

         On July 23, 2004 the Company completed a stock split whereby each common share of the Company was subdivided into two common shares of the
Company.

         During the year, the Company issued 206,000 flow-through common shares for gross proceeds of $125,660. Pursuant to this offering, the agent, Northern
Securities Inc., received a commission equal to 8.5% of the gross proceeds of the Offering for an aggregate commission of $10,681.

         On October 15, 2004, the Company completed a private placement financing of 450,000 units at a price of $0.70 per unit for gross proceeds of
$315,000. Each unit consisted of one Share and one Share purchase warrant exercisable at a price of $0.95 until April 15, 2006. Toll Cross Securities Inc.
acted as the agent in the offering and was paid a commission of $22,050, along with broker warrants to acquire 31,500 units at an exercise price of $0.70 until
April 15, 2006.

         On December 3, 2004, the Company completed a private placement financing of 1,004,500 units at a price of $0.65 per unit for gross proceeds of
$652,925. Each unit consisted of one Share and one-half of one common share purchase warrant. Each whole warrant is exercisable at a price of $0.95 until
June 4, 2006. Canaccord Capital Corporation acted as the agent in the offering and was paid a commission of $65,292.

         On January 27, 2005, the Company raised additional gross proceeds of approximately $500,000 by issuing 666, 667 units at a price of $0.75 per unit.
Each unit consists of one Share and one common share purchase warrant exercisable at a price of $0.93 until July 27, 2006.

                  B.  LIQUIDITY AND CAPITAL RESOURCES

         At March 31, 2005, the Company had working capital (including cash of
$1,044,853) of approximately $1,093,052. The current working capital is the balance left from the proceeds of its equity fundings, after deducting the costs of raising that funding, payment of outstanding accounts payable, payment of the
Company's general and administrative costs, and the monies which have been spent acquiring and exploring its properties to that date.

         The Company does not have any material commitments for capital expenditures. The Company does not have any debt instruments outstanding. The
Company does not anticipate having to commit to undertake any significant capital expenditures in the foreseeable future.

         The Company's expenditures to date have satisfied the various conditions necessary to maintain the Company's option agreements on the
Company's Bear

and Pichachos Projects. For the next twelve months, the Company anticipates that it will require approximately $1,500,000 in funds to satisfy its share of the exploration costs on these two projects. The Company's share of the exploration programs and the Picachos Project is $500,000 and $1,000,000, respectively. In addition, the Company believes it will need a minimum of $500,000 for expenses relating to administration, salaries, and shareholder and public relations activities. Since at March 31, 2005 the Company only had cash on hand of approximately $1,000,000, the Company plans on obtaining the additional necessary funds through the sale of its equity. However, there can be no assurance the Company will be able to raise the necessary funds to fulfill its obligations. Should the Company be unable to raise sufficient funds to fund both its Picachos and Bear projects, the Company expects to place priority on the
Picachos Project only.

         Since the Bear Project and the Picachos Project are only at the exploration stage, the Company has no sources of revenue other than interest earned on its cash. The primary source of funding for the Company is the issue of equity capital. The Company's capital requirements in the future will be largely dependant upon the success of its various exploration programs. Until such time as a feasibility study is completed and a production decision is made with regard to one of the Company's properties, it is expected that the only available source of future capital will be through the issuance of additional equity shares. The availability of equity capital, and the price at which additional equity could be issued, is dependent upon the success of the
Company's exploration activities, and upon the state of the capital markets generally. See "Item 3. Key Information. D. Risk Factors."

                  C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         Since its incorporation on September 26, 2003 the Company has not engaged in any research and development activities.

                  D.  TREND INFORMATION.

                  Not Applicable.

                  E.  OFF-BALANCE SHEET ARRANGEMENTS.

         The Company is not engaged in any off-balance sheet arrangements.

                  F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

         The Company's only contractual obligations are in connection with (i)
its option to acquire a 50% interest from Fronteer in the Bear Project,
Northwest Territories, Canada, and (ii) its interest to acquire a 50% interest in the Picachos Project, in Mexico, set forth in the following table:



--------------------------------------------------------------------------------------------------------------------------
                                                                PAYMENTS DUE BY PERIOD
--------------------------------------------------------------------------------------------------------------------------
                                                     LESS THAN ONE                                         MORE THAN FIVE
                                           TOTAL         YEAR             1-3 YEARS        3-5 YEARS            YEARS
--------------------------------------------------------------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS

--------------------------------------------------------------------------------------------------------------------------
Option Payments to Fronteer and
required Exploration
Expenditures on Bear Project          $5,270,000     $550,000          $1,590,000        $3,130,000        0
--------------------------------------------------------------------------------------------------------------------------
Payments relating to Picachos
Project                               $21,500,000    $500,000          $4,000,000        9,000,000         8,000,000
--------------------------------------------------------------------------------------------------------------------------


         In May 2005, the Company entered into a Letter of Intent with RNC pursuant to which it could acquire a 100% interest in the Picachos Project. The purchase price for acquiring the additional 50% interest in the Picachos Project would be $20,000,000. Reference is made to "Item 4. Information on the Company.
B. Business Overview. General" for a description of the specifics of how and when the purchase price would be paid. Because the payment of the $20,000,000 purchase price depends on when, if ever, a feasibility study for the minimum annual production of 25,000 ounces of gold is completed, the Company is unable to know at this time in what years such payments would be required to be paid.

         With regard to its option in the Bear Project, reference is made to
"Item 4, Information on the Company. D. Property, Plants and Equipment - A. Bear
Project, Northwest Territories, Canada" for a description of the Company's obligations on the Bear Project.

         ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

         A. Directors and Senior Management.

                  DIRECTORS AND OFFICERS. The names, municipalities of residence and principal occupations of the directors and officers of the Company are as follows:


-------------------------------------------------------------------------------------------------------------
NAME & MUNICIPALITY OF RESIDENCE     POSITION WITH COMPANY              PRINCIPAL OCCUPATION          AGE
-------------------------------------------------------------------------------------------------------------

Kabir Ahmed                       Chief Executive Officer      President and CEO - Northwestern        36
Toronto, Ontario                  Director                     Mineral Ventures Inc.
Canada
-------------------------------------------------------------------------------------------------------------
Wayne Beach                       Chairman of the Board        Partner - Beach, Hepburn LLP            58
Toronto, Ontario
Canada
-------------------------------------------------------------------------------------------------------------
Jon North                         Director                     President, North                        43
Oakville, Ontario                                              Atlantic Resources Ltd.
Canada
-------------------------------------------------------------------------------------------------------------
J. Scott Waldie                   Director                     Independent Businessman                 51
Pontypool, Ontario
Canada
-------------------------------------------------------------------------------------------------------------
Errol Farr                        Chief Financial Officer      Certified Management Accountant         43
Bradford, Ontario Canada
-------------------------------------------------------------------------------------------------------------


         KABIR AHMED is a securities lawyer and serves as the Company's
President and Chief Executive Officer. Mr. Ahmed holds a B.Sc. from the
University of Toronto, an LL.B. from Osgoode Hall Law School, and a Masters of
Business Administration in Corporate Finance from York University's Schulich
School of Business. He has been admitted to the Bars of New York and Ontario.
Mr. Ahmed was engaged as a part-time instructor at York University, Atkinson
College (1999 to 2000), corporate counsel at Mirus Internet Technologies Inc., an internet technology firm (2000 to 2001), Ontario Regional Manager (Corporate
Finance Services/Business Development) at the Toronto Stock Exchange (2001 to
2002) and as senior corporate counsel, compliance and corporate finance at
Richmond Capital Partners Inc., a corporate finance firm (2002 to present). Mr.
Ahmed dedicates approximately 75% of his time to the Company and has not entered into any non-competition or non-disclosure agreement with the Company.

         WAYNE BEACH is a co-founder and partner in Beach, Hepburn LLP, a
Toronto-based law firm specializing in securities law for the mining and energy sectors. He has extensive experience in corporate finance, mergers and acquisitions as a current and former director of several publicly listed mining companies. He was also involved at an early stage in FNX Mining Company Inc.,
SouthernEra Resources Limited, Pangea Goldfields Inc., North Atlantic Resources
Ltd. and Fronteer Development Group Inc., the Company's partner on its Canadian properties. Mr. Beach is a graduate of Queen's University School of Law and the
University of New Brunswick. Prior to co-founding Beach, Hepburn in 1985, Mr.
Beach was a professor of law at the University of Western Ontario School of Law,
teaching taxation law.

         JON NORTH NORTH is a professional exploration geologist with 20years of experience in mineral exploration with major and junior mining companies world-wide, including Western Mining Corp. (WMC) International, BHP Minerals
International and Agip Mining Zambia Ltd. Dr. North holds a B.Sc. (1984) from the University of Western Ontario, an M.Sc. (1988) from Memorial University of
Newfoundland and a Ph.D. (1993) from the University of Western Ontario. Dr.
North's industry experience is primarily in area selection and target evaluation in the exploration for a wide variety of mineral deposits including Proterozoic
Ni-Cu deposits and IOCG deposits. Dr. North currently serves as President and a director of North Atlantic Resources Ltd. ("NAC"). Dr. North previously served as Vice President, Exploration of Dumont Nickel Inc., a mineral exploration company, from October, 1998 to May, 2002. Dr. North dedicates approximately 5%
of his time to the Company and has not entered into any non-competition or non-disclosure agreement with the Company. Jon North was a director of Grange
Gold Corporation which was the subject of a cease trade order issued in June
2003 for failure to file financial statements. The cease trade order was subsequently revoked in July 2003.

         J. SCOTT WALDIE has 24 years of experience in the mining, mineral exploration and mining finance industries. Mr. Waldie graduated from the Mining
Technology program of Halleybury School of Mines in 1979. Mr. Waldie is an
independent contractor that has worked for a number of companies in the junior mining industry. Mr. Waldie is currently a director of NAC. Mr. Waldie dedicates approximately 5% of his time to the Company and has not entered into any non-competition or non-disclosure agreement with the Company.

         ERROL FARR was appointed the Company's Chief Financial Officer in
January 2005. A Certified Management Accountant, Mr. Farr has over 10 years experience as

a chief financial officer of junior mining companies and providing financial and corporate services. Mr. Farr devotes between ten to fifteen hours per month on the Company's affairs.

                  B.  COMPENSATION.

         The following table sets forth all annual and long-term compensation for services rendered in all capacities to the Company for the fiscal year ended
December 31, 2004 and the fiscal period commencing on September 26, 2003 (the date of incorporation of the Company) and ending December 31, 2004 in respect of the individuals who were, at December 31, 2004, the President and Chief
Executive Officer and the Chief Financial Officer (collectively, the "Named
Executives") of the Company.

SUMMARY COMPENSATION TABLE



--------------------------------------------------------------------------------------------------------------------------------
                                             ANNUAL COMPENSATION                       LONG TERM COMPENSATION
--------------------------------------------------------------------------------------------------------------------------------
                                                                          SECURITIES
                                                                            UNDER          SHARES
                                                                           OPTION/        OR UNITS                     ALL
     NAME AND                                                OTHER           SARS        SUBJECT TO        LTIP       OTHER
    PRINCIPAL                  SALARY                        ANNUAL        GRANTED         RESALE         PAYOUTS  COMPENSATION
     POSITION        YEAR        ($)       BONUS ($)    COMPENSATION ($)     (#)      RESTRICTIONS ($)      ($)         ($)
--------------------------------------------------------------------------------------------------------------------------------

Kabir Ahmed,        Dec.       90,000        15,000            Nil         200,000          Nil             Nil         Nil
President and       31/04
Chief Executive
Officer
--------------------------------------------------------------------------------------------------------------------------------
                    Dec.      15,000 *        Nil              Nil           Nil            Nil             Nil         Nil
                    31/03
--------------------------------------------------------------------------------------------------------------------------------
Roderick Chisolm    Dec.        9,117        5,000             Nil         100,000          Nil             Nil         Nil
Chief Financial     31/04
Officer
--------------------------------------------------------------------------------------------------------------------------------
                    Dec.         Nil          Nil              Nil           Nil            Nil             Nil         Nil
                    31/03
--------------------------------------------------------------------------------------------------------------------------------


         Notes:

         * Mr. Ahmed receives a salary of $90,000 per annum, which salary commenced on November 1, 2003. Accordingly, the total amount paid to Mr. Ahmed for the period commencing September 26, 2003 and ending December 31, 2003 was based upon an annualized salary of $90,000, pro rated for the months of November and December, 2003.

         Except as otherwise disclosed below, directors of the Company are not currently paid any fees for their services as directors, but are reimbursed for travel and

other out of pocket expenses incurred in attending directors' and shareholders'
meetings. Directors are entitled to receive compensation to the extent that they provide services to the Company at rates that would be charged by such directors for such services to arm's length parties. During the year ending December 31,
2004, no fees were paid to any director of the Company or a corporation associated with any director other than a one-time directors' fee of $5,000 paid to each of Jon North and Scott Waldie on September 15, 2004

         Directors are also entitled to participate in the stock option plan
(the "2004 Option Plan") of the Corporation. At July 15, 2005, the Corporation
had outstanding options to purchase 960,000 Common Shares, 600,000 of which have been granted to directors. See "Summary of Stock Option Plan.

         No Termination Agreements for Executive Officers and Directors.
         --------------------------------------------------------------

         The Company has no plans or arrangements that would result in the compensation of an executive officer or director in the event such person's employment is terminated, as a result of either resignation, retirement, change of control, or change of responsibilities following a change in control.

                  Stock Option Plan.

         The shareholders of the Company approved the 2004 Option Plan on June
23, 2004. The number of Shares reserved for issuance under the 2004 Option Plan may not exceed 3,600,000. During the fiscal year 2004, the Company granted
1,060,000 options pursuant to the 2004 Option Plan. At July 15, 2005, 100,000 options have been exercised leaving the Company with 2,540,000 options available for grant under the 2004 Option Plan.

         The purpose of the 2004 Option Plan is to attract, retain and motivate directors, officers, employees and other service providers by providing them with the opportunity, through share options, to acquire a proprietary interest in the Company and benefit from its growth. The options are non-assignable and may be granted for a term not exceeding five years.

         Options may be granted under the 2004 Option Plan only to directors, officers, employees and other service providers subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the Common Shares may be listed or may trade from time to time. The number of Common Shares reserved for issue to any one person pursuant to the
2004 Option Plan may not exceed 5% of the issued and outstanding Common Shares at the date of such grant. The exercise price of options issued may not be less than the fair market value of the Common Shares at the time the option is granted, subject to any discounts

permitted by applicable legislative and regulatory requirements. The Plan is currently administered by the Board of Directors (the "administrator"). Options may be granted to purchase Shares on such terms that the administrator of the
Plan may determine within the limitations of the Plan and subject to the rules of applicable regulatory authorities. In determining the number of optioned
Shares that may be granted to each optionee, consideration will be given to the optionee's present and potential contribution to the success of the Company and to any applicable regulatory requirements.

Options/SARs Granted during Fiscal Year Ended December 31, 2004

The following table provides details on stock options granted to the Named
Executives and Directors during the year ended December 31, 2004:



----------------------------------------------------------------------------------------------------------------------
                                                       % OF TOTAL                     MARKET VALUE OF
                                                      OPTIONS/SARS                       SECURITIES
                                     SECURITIES        GRANTED TO                        UNDERLYING
                                        UNDER         EMPLOYEES IN     EXERCISE OR    OPTIONS/SARS ON
                                    OPTIONS/SARS       FINANCIAL       BASE PRICE    THE DATE OF GRANT    EXPIRATION
                   NAME              GRANTED (#)        YEAR(1)       ($/SECURITY)      ($/SECURITY)         DATE
----------------------------------------------------------------------------------------------------------------------

Kabir Ahmed                            200,000           28.57%          $0.575            $0.575          March 26,
                                                                                                             2009

----------------------------------------------------------------------------------------------------------------------
Roderick Chisolm                       100,000           14.29%          $0.575            $0.575          March 26,
                                                                                                             2009

----------------------------------------------------------------------------------------------------------------------
Jon North                                200,000          28.57%      $0.575         $0.575                March 26,
                                                                                                             2009

----------------------------------------------------------------------------------------------------------------------
Scott Waldie                             200,000          28.57%      $0.575         $0.575                March 26,
                                                                                                             2009
----------------------------------------------------------------------------------------------------------------------


         Notes

         An aggregate of 300,000 options were granted by the Company to employees and to the Named Executives during the financial year ended December
31, 2004.

         Upon exercise in accordance with the terms thereof, each of these options entitles the holder thereof to acquire one Share.

         No amount has been set aside or accrued by the Company and its subsidiaries during the last fiscal year of the Company to provide pension, retirement or similar

benefits for directors and officers of the Company pursuant to any existing plan provided or contributed to by the Company and its subsidiaries, or otherwise.
Roderick Chisholm, who resigned as the Company's chief financial officer in
2005, exercised his options in January and February 2005. Mr. Chisholm exercised his entire option of 100,000 Shares, resulting in proceeds to the Company of
$57,000.

         C.  BOARD PRACTICES.

         The directors of the Company are as follows:

          NAME                      POSITION           DATE APPOINTED DIRECTOR

Kabir Ahmed                 CEO, President, Director     September 27, 2003

Wayne Beach                  Non-Executive Chairman      March 29, 2005
                                  of the Board

Jon North                           Director             September 27, 2003

J. Scott Waldie                     Director             September 27, 2003

         Composition of the Audit Committee
         ----------------------------------

         The Company's Board of Directors acts as the audit committee to oversee the retention, performance and compensation of the Company's independent auditors, and to oversee and establish procedures concerning systems of internal accounting and control. Each of the directors are considered to be "independent"
other than Mr. Kabir Ahmed who is not considered to be "independent" as the result of his role as President and Chief Executive Officer of the Company. Each
member of the audit committee is considered to be "financially literate" which includes the ability to read

and understand a set of financial statements that present a breadth and level of complexity of accounting issues of the Company.

         Pre-Approval Policies and Procedures
         ------------------------------------

         In the event that the Company wishes to retain the services of its external auditors for tax compliance, tax advice or tax planning, the Chief
Financial Officer of the Company shall consult with the chair of the audit committee, who shall have the authority to approve or disapprove on behalf of the audit committee, such non-audit services. All other non-audit services shall be approved or disapproved by the audit Committee as a whole.

            The Company does not have a remuneration committee.

                  D. EMPLOYEES.

         The Company's sole service providers are Kabir Ahmed, its President and
Chief Executive Officer, and Errol Farr, its Chief Financial Officer.

                  E.  SHARE OWNERSHIP.

         The following table sets forth the shareholdings of the Company's directors and senior management as at July 15, 2005.



------------------------------------------------------------------------------------------------------------------
              NAME                                 POSITION               NUMBER OF SHARES        PERCENTAGE OF
                                                                                OWNED         OUTSTANDING SHARES**
------------------------------------------------------------------------------------------------------------------

          Kabir Ahmed                     President, Chief Executive         2,000,000*               5.2%
                                              Officer, Director
------------------------------------------------------------------------------------------------------------------
           Jon North                               Director                       0                     0
------------------------------------------------------------------------------------------------------------------
        J. Scott Waldie                            Director                       0                     0
------------------------------------------------------------------------------------------------------------------
          Wayne Beach                              Director                  2,242,500*               5.8%
------------------------------------------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------------------------
              NAME                                 POSITION               NUMBER OF SHARES        PERCENTAGE OF
                                                                                OWNED         OUTSTANDING SHARES**
------------------------------------------------------------------------------------------------------------------

           Errol Farr                      Chief Financial Officer                0                     0
------------------------------------------------------------------------------------------------------------------
Officers & Directors, as a group                                             4,242,500*                11%
------------------------------------------------------------------------------------------------------------------


     * These amounts do not reflect the 200,000 Shares Kabir Ahmed, Jon North, and J. Scott Waldie can each acquire pursuant to the exercise of options.

     ** At July 15, 2005 the Company had 38,427,167 Shares outstanding.

         Pursuant to an Escrow Agreement dated January 9, 2004 among
Northwestern Mineral Ventures Inc., Equity Transfer Services Inc. (the "Escrow
Agent"), and Kabir Ahmed ("Ahmed"), in connection with the Company's initial public offering of up to 15,000,000 Shares in February 2004, Ahmed agreed to place 1,000,000 Shares (2,000,000 Shares post 2-1 stock-split) in escrow with the Escrow Agent, to be released from escrow as follows:

--------------------------------------------------------------------------------
                  DATE                    NUMBER OF SHARES RELEASED FROM ESCROW
--------------------------------------------------------------------------------
Date Company's Shares are listed on TSX         1/10 of Shares in Escrow
   Venture Exchange ("Listing Date")
--------------------------------------------------------------------------------
       6 Months After Listing Date          1/6 of Shares Remaining in Escrow
--------------------------------------------------------------------------------
      12 Months After Listing Date          1/5 of Shares Remaining in Escrow
--------------------------------------------------------------------------------
      18 Months After Listing Date          1/4 of Shares Remaining in Escrow
--------------------------------------------------------------------------------
      24 Months After Listing Date          1/3 of Shares Remaining in Escrow
--------------------------------------------------------------------------------
      30 Months After Listing Date           1/2 of Shares Remaining in Escrow
--------------------------------------------------------------------------------
      36 Months After Listing Date           any Shares Remaining in Escrow
--------------------------------------------------------------------------------

         ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

                  A.  MAJOR SHAREHOLDERS.

         The following table sets forth the shareholdings of persons believed by the Company to beneficially own 5% or more of our Shares. At July 15, 2005, there were 38,427,167 Shares outstanding.



                                                                      SHARES WHICH CAN BE
                                      SHARES WHICH CAN BE ACQUIRED     ACQUIRED THROUGH      PERCENTAGE OWNED
MAJOR SHAREHOLDERS     SHARES OWNED      THROUGH OPTION EXERCISE       WARRANT EXERCISE           OF CLASS
-------------------------------------------------------------------------------------------------------------

    Kabir Ahmed          2,000,000               200,000                       0                    5.7%*
    Wayne Beach          2,242,500                  0                          0                    5.8%


         * Assumes exercise of options to acquire 200,000 Shares owned by Mr.
Ahmed, but exercise of no other options.

         At July 15, 2005, the Company had one U.S. shareholder of record, holding 4,000 Shares, which represented less than 1% of the Company's outstanding Shares. At such date, there were no arrangements, the operation of which could result in a change of control. All shareholders have the same voting rights with respect to the Shares.

                  B.  RELATED PARTY TRANSACTIONS.

         Kabir Ahmed, the Company's President, Chief Executive officer, one of its directors, and owner of 5.2% of the Company's outstanding Shares, was a director of RNC Gold Inc. "(RNC") at the time the Company entered into its option agreement to acquire a 50% interest in the Picachos Project in Mexico.
Mr. Ahmed resigned his position as director of RNC in early 2005, prior to the time the Company negotiated and entered into its Letter of Intent in May 2005 with RNC to acquire a 100% interest in the Picachos PROJECT. Reference is made to "Item 4. Information on the Company" for a description of these transactions.

         No other executive officer, person owning at least 5% of the Company's outstanding Shares, or affiliate thereof, has or has had any material interest, directly or indirectly, in any transaction involving the Company since its incorporation, or in any proposed transaction involving the Company.

         ITEM 8.  FINANCIAL INFORMATION.

                  A. Consolidated Statements and Other Financial Information.

         Reference is made to "Item 18. Financial Statements" for the financial statements included in this Annual Report.

         There are no legal proceedings of a material nature pending against the
Company, or its subsidiaries. The Company is unaware of any legal proceedings known to be contemplated by any governmental authorities.

         The Company has never paid a dividend and it is unlikely that the
Company will declare or pay a dividend until warranted based upon the factors outlined below. The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company's earnings, financial requirements and other conditions prevailing at the time.

                  B. Significant Changes.

          There have been no significant changes since the Company's unaudited financial statements at March 31, 2005.

         ITEM 9.  THE OFFER AND LISTING.

                  A.  OFFER AND LISTING DETAILS.

         The Company's Shares commenced trading (i) on the TSX Venture Exchange in Canada on March 19, 2004 under the symbol "NWT," (ii) on the Berlin Stock
Exchange on March 30, 2004 ("NMV"), (iii) the Frankfurt Stock Exchange on April
5, 2004 ("NMV"), and (iv) on the NASD OTC Bulletin Board on August 25, 2004
("NWTMF").

          Following is information on the trading history of the Company's
Shares:

         The low and high market prices for the Shares, on a quarterly basis, on the TSX Venture Exchange are as follows:

            --------------------------------------------------------
                            TSX VENTURE EXCHANGE
            --------------------------------------------------------
            MONTH AND YEAR                       LOW          HIGH
            --------------------------------------------------------
            March 2004                           .57          1.39
            --------------------------------------------------------
            April - June 2004                    1.20         1.55
            --------------------------------------------------------
            July - September 2004                0.56*        0.79*
            --------------------------------------------------------
            October - December 2004              0.64*        0.79*
            --------------------------------------------------------
            January - March 2005                 0.70*        1.01*
            --------------------------------------------------------
            April - June 2005                    0.65*        1.12*
            --------------------------------------------------------

         * post-split pricing

         The low and high market prices for the Shares on the TSX Venture
Exchange for the period January 1, 2005 to June 30, 2005 are as follows:

            -------------------------------------------------------
            TSX VENTURE EXCHANGE
            -------------------------------------------------------
                    DATE                         LOW          HIGH
            -------------------------------------------------------
            January 2005                         0.70*        1.01*
            -------------------------------------------------------
            February 2005                        0.70*        0.93*
            -------------------------------------------------------
            March 2005                           0.79*        0.91*
            -------------------------------------------------------
            April 2005                           0.69*        0.89*
            -------------------------------------------------------
            May 2005                             0.65*        0.90*
            -------------------------------------------------------
            June 2005                            0.78*        1.12*
            -------------------------------------------------------

         * post-split pricing

         The closing price of the Shares on the TSX Venture Exchange on July 15,
2005 was $0.83.

         The low and high market prices for the Shares, on a quarterly basis, on the Berlin Stock Exchanges and Frankfurt Stock Exchanges are as follows:

            -------------------------------------------------------
                          BERLIN STOCK EXCHANGE (EUROS)
            -------------------------------------------------------
                  MONTH AND YEAR                 LOW          HIGH
            -------------------------------------------------------
            April - June 2004                    0.74         0.94
            -------------------------------------------------------
            July - September 2004                0.35         0.78
            -------------------------------------------------------
            October - December 2004              0.39         0.52
            -------------------------------------------------------
            January - March 2005                 0.40         0.63
            -------------------------------------------------------
            April - June 2005                    0.39         0.74
            -------------------------------------------------------

            -------------------------------------------------------
                          BERLIN STOCK EXCHANGE (EUROS)
            -------------------------------------------------------
                    MONTH AND YEAR               LOW          HIGH
            -------------------------------------------------------
            January 2005                         0.40         0.63
            -------------------------------------------------------
            February 2005                        0.40         0.58
            -------------------------------------------------------
            March 2005                           0.44         0.55
            -------------------------------------------------------
            April 2005                           0.42         0.56
            -------------------------------------------------------
            May 2005                             0.39         0.57
            -------------------------------------------------------
            June 2005                            0.50         0.74
            -------------------------------------------------------

            -------------------------------------------------------
                        FRANKFURT STOCK EXCHANGE (EUROS)
            -------------------------------------------------------
                    MONTH AND YEAR               LOW          HIGH
            -------------------------------------------------------
            April - June 2004                    0.70         0.87
            -------------------------------------------------------
            July - September 2004                0.35         0.72
            -------------------------------------------------------
            October - December 2004              0.40         0.53
            -------------------------------------------------------
            January - March 2005                 0.43         0.66
            -------------------------------------------------------
            April - June 2005                    0.37         0.74
            -------------------------------------------------------

                                       58

            -------------------------------------------------------
                        FRANKFURT STOCK EXCHANGE (EUROS)
            -------------------------------------------------------
                    MONTH AND YEAR               LOW          HIGH
            -------------------------------------------------------
            January 2005                         0.45         0.66
            -------------------------------------------------------
            February 2005                        0.43         0.59
            -------------------------------------------------------
            March 2005                           0.47         0.55
            -------------------------------------------------------
            April 2005                           0.43         0.53
            -------------------------------------------------------
            May 2005                             0.37         0.57
            -------------------------------------------------------
            June 2005                            0.52         0.74
            -------------------------------------------------------

         At July 14, 2005, one Euro, as quoted by Reuters and other sources at 4
P.M. Eastern Time for New York foreign exchange selling rates (for bank transactions of at least $1,000,000), equaled $1.2083 in U.S. dollars. (Source:
The Wall Street Journal) The low and high market prices for the Shares, on a quarterly basis, on the OTC Bulletin Board are as follows:

            -------------------------------------------------------
                        OTC BULLETIN BOARD (US $)
            -------------------------------------------------------
                    MONTH AND YEAR               LOW          HIGH
            -------------------------------------------------------
            July - September 2004                0.46         0.60
            -------------------------------------------------------
            October - December 2004              0.53         0.63
            -------------------------------------------------------
            January - March 2005                 0.59         0.82
            -------------------------------------------------------
            April - June 2005                    0.51         0.90
            -------------------------------------------------------

            -------------------------------------------------------
                            OTC BULLETIN BOARD (US $)
            -------------------------------------------------------
                    MONTH AND YEAR               LOW          HIGH
            -------------------------------------------------------
            January 2005                         0.60         0.82
            -------------------------------------------------------

                                       59

            -------------------------------------------------------
                            OTC BULLETIN BOARD (US $)
            -------------------------------------------------------
                    MONTH AND YEAR               LOW          HIGH
            -------------------------------------------------------
            February 2005                        0.59         0.80
            -------------------------------------------------------
            March 2005                           0.66         0.77
            -------------------------------------------------------
            April 2005                           0.58         0.70
            -------------------------------------------------------
            May 2005                             0.51         0.70
            -------------------------------------------------------
            June 2005                            0.65         0.90
            -------------------------------------------------------

         The closing prices of the Shares on the Berlin Stock Exchange and
Frankfurt Stock Exchange on July 15, 2005 were 0.60 Euros and $0.58 Euros, respectively. The closing price of the Shares on the OTC Bulletin Board on
July15, 2005 was $0.72.

                  B. PLAN OF DISTRIBUTION.

                  Not applicable.

                  C.  MARKETS

                  (see A. above)

                  D.  SELLING SHAREHOLDERS.

                  Not applicable.

                  E. DILUTION.

                  Not applicable.

                  F. EXPENSES OF THE ISSUE.

                  Not applicable.

         ITEM 10.  ADDITIONAL INFORMATION.

                  A. SHARE CAPITAL. - Not Applicable.

                  B.  CERTIFICATE AND ARTICLES OF INCORPORATION

                  COMMON SHARES

         The Company is authorized to issue an unlimited number of Common Shares
("Shares"), with no par value.

         The holders of Shares are entitled to such dividends as and when declared by our board of directors, to one vote per share at meetings of shareholders and upon liquidation, to receive such of our assets as are distributable to holders of Shares, subject to the rights of holders, if any, of the Preferred Shares. All Shares presently outstanding are duly authorized, validly issued, fully paid and non-assessable. Shares have no preference, conversion, exchange, preemptive or cumulative voting rights.

         All Shares are entitled to one vote per share at all meetings of shareholders, rank equally as to dividends and as to the distribution of the
Company's assets available for distribution in the event of a liquidation, dissolution or winding up of the Company. There are no preemptive or conversion rights and no provision for redemption, purchase for cancellation, surrender or sinking or purchase funds.

         Provisions as to the modification, amendment or variation of such rights and provisions are contained in the Business Companies Act (Ontario) (the
"Act") and the regulations promulgated thereunder. Certain fundamental changes to the articles of the Company will require the approval of two-thirds of the votes cast on a resolution submitted to a special meeting of the Company's shareholders called for the purpose of considering the resolution. These items include (i) an amendment to the provisions relating to the outstanding capital of the Company, (ii) a sale of all or substantially all of the assets of the
Company, (iii) an amalgamation of the Company with another company, other than a subsidiary, (iv) a winding-up of the Company, (v) a continuance of the Company into another jurisdiction, (vi) a statutory court approved arrangement under the
Act (essentially a corporate reorganization such as an amalgamation, sale of assets, winding-up, etc.), and (vii) a change of name.

         Although the Act does not specifically impose any restrictions on the repurchase or redemption of shares, under the Act a corporation cannot repurchase its shares or declare dividends if there are reasonable grounds for believing that (a) the corporation is, or after payment would be, unable to pay its liabilities as they become due, or (b) after the payment, the realizable value of the corporation's assets would be less than the aggregate of (i) its liabilities and (ii) its stated capital of all classes of its securities.
Generally, stated capital is the amount paid on the issuance of a share.

                              ARTICLES AND BY-LAWS

         The following presents a description of certain terms and provisions of the Company's articles and by-laws.

         GENERAL

         The Company was incorporated in the Province of Ontario on September
26, 2003. Its Ontario Corporation Number is 1589236.

         The Company's corporate objectives and purpose are unrestricted.

         DIRECTORS

         Pursuant to Section 132 of the Business Corporation Act (Ontario)
("OBCA"), a director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with us shall disclose to us the nature and extent of that interest and shall not vote on any resolution to approve such contract or transaction.

         If a quorum of independent directors is present, the directors are entitled to vote compensation to themselves.

         Section 137 of the OBCA provides that the directors shall be paid such remuneration for their services as the board of directors may from time to time determine.

         Section 184 of the OBCA provides that the board may from time to time on our behalf, without authorization of shareholders:

                    o    borrow money upon Company credit;

                    o    issue, reissue, sell or pledge debt obligations of the
                         Company;

                    o    guarantee on our behalf to secure performance of any
                         obligation of any person; and

                    o    mortgage, hypothecate, pledge or otherwise create a
                         security interest in all or any of our currently owned
                         or subsequently acquired property of the Company, to
                         secure any obligations of the Company.

         There are no provisions in the Company's by-laws relating to retirement or non-retirement of directors under an age limit requirement. A director need not be a shareholder. A majority of directors must be resident Canadians and at least one-third of the directors must not be officers or employees of the
Company or of any of the Company's affiliates.

               Annual and special meetings

         The annual meeting and special meetings of shareholders are held at such time and place as the board of directors, the chairman of the board, the managing director or the president shall determine. Notice of meetings are sent out to shareholders not less than 21 nor more than 50 days before the date of such meeting. All shareholders at the record date are entitled to notice of the meeting and have the right to attend the meeting. The directors do not stand for reelection at staggered intervals.

         There are no provisions in either the Company's Articles of
Incorporation or By-laws that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the
Company or its subsidiary.

         There are no by-law provisions governing the ownership threshold above which shareholder ownership must be disclosed.

               C. MATERIAL CONTRACTS

               1.   Option Agreement Between Fronteer Development Group Inc. and
                    Northwestern Mineral Ventures Inc., dated September 26,
                    2003. Reference is made to "Item 4. Information on the
                    Company. D. Property, Plants and Equipment." for a
                    discussion of this agreement.

               2.   Amending Agreement made as of December 17, 2003 Between
                    Fronteer Development Group Inc. and Northwestern Mineral
                    Ventures Inc. Reference is made to "Item 4. Information on the Company. D. Property, Plants and Equipment." for a
                    discussion of this agreement.

               3.   Second Amending Agreement made as of January 30, 2004
                    Between Fronteer Development Group Inc. and Northwestern
                    Mineral Ventures Inc. Reference is made to "Item 4.
                    Information on the Company. D. Property, Plants and
                    Equipment." for a discussion of this agreement.

               4.   Letter Agreement dated June 14, 2004 with Fronteer
                    Development Group amending Option Agreement with Fronteer
                    Development Group Inc. regarding Longtom Property. Reference is made to "Item 4. Information on the Company. D. Property,
                    Plants and Equipment." for a discussion of this agreement.

               5.   Agency Agreement dated January 9, 2004 between Northwestern
                    Mineral Ventures and Dominick & Dominick Securities Inc.
                    Pursuant to this agreement, Dominick & Dominick Securities
                    Inc. ("Dominick & Dominick") agreed to act as the Company's underwriter, on a best efforts basis, in connection with the
                    Company's initial public offering in Canada of a minimum of
                    8,000,000 shares to a maximum of 15,000,000 shares, at a
                    price of $0.10 per share. Dominick & Dominick received a fee of 7% of the gross proceeds of the offering (which was
                    $105,000, or 7% of the $1,500,000 raised).

               6.   Escrow Agreement dated January 9, 2004 among Northwestern
                    Mineral Ventures Inc., Equity Transfer Services Inc. (the
                    "Escrow Agent"), and Kabir Ahmed ("Ahmed"). Pursuant to this agreement, in connection with the Company's initial public offering of up to 15,000,000 Shares, Ahmed agreed to place
                    1,000,000 Shares (2,000,000 Shares post 2-1stock split) in escrow with the Escrow Agent, to be released from escrow as follows:



-----------------------------------------------------------------------------------------------
                   DATE                                   NUMBER OF SHARES RELEASED FROM ESCROW
-----------------------------------------------------------------------------------------------

Date Company's Shares are listed on TSX Venture           1/10 of Shares in Escrow
Exchange ("Listing Date")
-----------------------------------------------------------------------------------------------
6 Months After Listing Date                               1/6 of Shares Remaining in Escrow
-----------------------------------------------------------------------------------------------
12 Months After Listing Date                              1/5 of Shares Remaining in Escrow
-----------------------------------------------------------------------------------------------
18 Months After Listing Date                              1/4 of Shares Remaining in Escrow
-----------------------------------------------------------------------------------------------
24 Months After Listing Date                              1/3 of Shares Remaining in Escrow
-----------------------------------------------------------------------------------------------
30 Months After Listing Date                              1/2 of Shares Remaining in Escrow
-----------------------------------------------------------------------------------------------
36 Months After Listing Date                              any Shares Remaining in Escrow
-----------------------------------------------------------------------------------------------


               7.   Consulting Agreement with Primoris Group Inc. ("Primoris
                    Group"), dated April 22, 2004. Under the terms of this
                    agreement, Primoris Group is to provide investor relations services to the Company for one year. Primoris Group is
                    receiving $13,500 per month and has been granted stock
                    options to acquire 300,000 Shares (post-stock split) at an exercise price of $0.675 per Share, with an expiration date of April 22, 2007. This agreement is subject to approval by the TSX Venture Exchange.

               8.   Option Agreement dated July 14, 2004 between RNC Gold Inc.
                    and Northwestern Mineral Ventures Inc. concerning the
                    Picachos Project. Reference is made to "Item 4. Information on the Company. D. Property, Plants and Equipment." for a
                    description of the agreement.

               9.   Letter of Intent dated May19, 2005 with RNC Gold Inc.
                    pursuant to which the Company was granted the right to
                    acquire a 100% interest in the Picachos Project. Reference is made to "Item 4. Information on the Company. D. Property,
                    Plants and Equipment." for a description of the Letter of
                    Intent.

         The above descriptions of the Company's agreements are summaries only.
The full agreements are set forth at "Item 19. Exhibits."

                  D.  EXCHANGE CONTROLS.

         There are no laws, governmental decrees or regulations in Canada that restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our shares, other than withholding tax requirements. Reference is made to "Item E.
Taxation."

         There are no limitations under the laws of Canada or the Province of
Ontario, or in our constituting documents, with respect to the right of non-resident or foreign owners to hold or vote Shares other than those imposed by the Investment Canada Act.

         The Investment Canada Act is a federal Canadian statute which regulates the acquisition of control of existing Canadian businesses and the establishment of new Canadian businesses by an individual, a government or entity that is a
"non-Canadian" as that term is defined in the Investment Canada Act.

         Management of the Company believes that it is not currently a
"non-Canadian" for purposes of the Investment Canada Act. If the Company were to become a "non-Canadian" in the future, acquisitions of control of Canadian businesses by the Company would become subject to the Investment Canada Act.
Generally, the direct acquisition by a "non-Canadian" of an existing Canadian business with gross assets of $5,000,000 or more is reviewable under the
Investment Canada Act, with a thresholds of $223 million and $237 million for transactions closing in 2003 and 2004, respectively, for "WTO investors" as defined under the Investment Canada Act. If the Company were to become a
"non-Canadian" in the future, Management believes the Company would likely become a "non-Canadian" which is a "WTO investor." Generally, indirect acquisitions of existing Canadian businesses (with gross assets over certain threshold levels) are reviewable under the Investment Canada Act, except in situations involving "WTO investors" where indirect acquisitions are generally not reviewable. In transactions involving Canadian businesses engaged in the production of uranium, providing financial services, providing transportation services or which are cultural businesses, the benefit of the higher "WTO investor" thresholds do not apply.

         Acquisitions of businesses related to Canada's cultural heritage or national identity (regardless of the value of assets involved) may also be reviewable under the Investment Canada Act. In addition, investments to establish new, unrelated businesses are not generally reviewable. An investment to establish a new business that is related to the non-Canadian's existing business in Canada is not notifiable under the Investment Canada Act unless such investment relates to Canada's cultural heritage or national identity.

         Investments which are reviewable under the Investment Canada Act are reviewed by the Minister, designated as being responsible for the administration of the Investment Canada Act. Reviewable investments, generally, may not be implemented prior to the Minister's determining that the investment is likely to be of "net benefit to Canada" based on the criteria set out in the Investment
Canada Act. Generally investments by non-Canadians consisting of the acquisition of control of Canadian businesses which acquisitions are otherwise non-reviewable or the establishment of new Canadian businesses require that a notice be given under the Investment Canada Act in the prescribed form and manner.

         Any proposed take-over of the Company by a "non-Canadian" would likely be subject only to the simple "notification" requirements of the Investment
Canada Act as in all likelihood that non-Canadian would be a "WTO investor" for purposes of the Investment Canada Act. Generally, a "WTO investor" is an individual, other than a Canadian, who is a national of a country which is a member of the World Trade Organization. In the case of a person which is not an individual, a WTO investor is a person which, generally, is ultimately controlled by individuals, other than Canadians, who are nationals of a WTO member. Currently there are 134 countries which are members of the WTO, including virtually all countries of the Western world. The Company would have to have an asset base of at least before the "reviewable" transaction provisions of the Investment Canada Act became relevant for consideration by a third party non-Canadian acquirer, which is not a WTO investor.

                  E. TAXATION.

                  Certain Canadian Federal Income Tax Consequences

         The following is a general summary of the principal Canadian federal income tax considerations generally applicable to a person who holds Shares and who, at all relevant times, for the purposes of the Income Tax Act (Canada) (the
"Act") and any applicable bi-lateral tax convention, is not and has never been resident or deemed to be resident in Canada, deals at arm's length and is not affiliated with the Company, holds his/her Shares as capital property, does not use or hold (and will not use or hold) and is not deemed to use or hold his/her
Shares in, or in the course of, carrying on a business in Canada and does not carry on an insurance business in Canada and elsewhere (a "Non-Resident
Holder").

         The summary is based on the current provisions of the Act and the regulations thereunder and the Company's understanding of the current published administrative practices, and assessing policies of the Canada Revenue Agency
(the "CCRA"). This summary takes into account all specific proposals to amend the Act and the regulations

publicly announced by the Minister of Finance (Canada) prior to the date hereof
(the "Proposed Amendments") although no assurances can be given that such
Proposed Amendments will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision or other changes in administrative practices or assessing policies of the CRA nor does it take into account any provincial, territorial, local or foreign tax considerations. The provisions of provincial income tax legislation may vary from province to province in Canada and, in some cases, differ from federal tax legislation.

         This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder.
Accordingly, holders and prospective holders of Shares should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or local tax authority. Any Non-Resident Holder who acquires
Shares other than from the Company may be required to obtain from the vendor a certificate pursuant to section 116 of the Act (described below) unless the
Shares are listed on a prescribed stock exchange or, after reasonable inquiry, the purchaser had no reason to believe the vendor was a non-resident of Canada within the meaning of the Act.

                  Dividends on Shares

         Dividends paid or credited or deemed under the Act to be paid or credited on the Shares held by a Non-Resident Holder will be subject to Canadian non-resident withholding tax at a general rate of 25%. This rate may be reduced pursuant to the terms of an applicable tax treaty between Canada and the country of residence of the Non-Resident Holder. Dividends paid or credited or deemed under the Act to be paid or credited on the Shares held by a Non-Resident Holder who is resident in the United States for purposes of the Canada- United States
Income Tax Convention will generally be subject to Canadian non-resident withholding tax at a rate of 15% and may, in the case of a corporation, be further reduced in certain circumstances.

                  Disposition of Shares

         A Non-Resident Holder will not be subject to tax under the Act in respect of any capital gain realized on a disposition of Shares unless at the time of such a disposition such shares constitute taxable Canadian property of the Non-Resident Holder for purposes of the Act and such Non-Resident Holder is not entitled to relief under an applicable tax treaty between Canada and the country of residence of the Non-Resident Holder.

         Shares will generally not constitute taxable Canadian property of a
Non-Resident Holder at a particular time provided that such Shares are listed on a prescribed stock exchange (which includes Tiers 1 and 2 of the TSX Venture
Exchange) at that time unless at any time during the sixty month period immediately preceding the disposition of such Shares, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the
Non-Resident Holder together will all such persons, owned or had an interest in or right to acquire 25% or more of the Shares of any class or series of the capital stock of the Company. Under certain circumstances, Shares of the Company may be deemed to be taxable Canadian property. In the event that Shares constitute taxable Canadian property to a particular Non-Resident Holder, capital gains realized on the disposition of the Shares held by a Non-Resident
Holder who is resident in the United States for purposes of the Canada-United
States Income Tax Convention will generally not be subject to Canadian tax unless the value of the Shares at that time is derived principally from real property situated in Canada.

         A purchase of Shares by the Company (other than a purchase of Shares in the open market in the manner in which Shares would normally be purchased by any member of the public in the open market) will give rise to a deemed dividend under the Act equal to the amount, if any, by which the amount paid by the
Company on the purchase exceeds the paid-up capital of such Shares determined in accordance with the Act. The paid-up capital may be less than the Non-Resident
Holder's adjusted cost base of such Shares. Any such dividend deemed to have been received by a Non-Resident Holder will be subject to non-resident withholding tax as described above. The amount of such deemed dividend will reduce the proceeds of disposition of the Shares to the Non-Resident Holder for purposes of computing the Non-Resident Holder's capital gain or loss under the
Act.

         F. DIVIDENDS AND PAYING AGENTS.

         Holders of Shares are entitled to receive dividends in cash, property or Shares when and if dividends are declared by the Board of Directors out of funds legally available therefore. There are no limitations on the payment of dividends. To date, the Company has never paid any dividends to its shareholders.

         G. STATEMENTS BY EXPERTS.

                  Not applicable.

         H. DOCUMENTS ON DISPLAY.

         Copies of the documents referred to in this document may be inspected during normal business hours, at 36 Toronto Street, Suite 1000, Toronto, Ontario
M5C 2C5 Canada.

         I.  SUBSIDIARY INFORMATION.

         Not applicable.

         ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         Not applicable.

         ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

         Not applicable.

         ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES, AND DELINQUENCIES.

         None.

         ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
USE OF PROCEEDS.

         None.

         ITEM. 15.  CONTROLS AND PROCEDURES.

         Not applicable.

         ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

         The Company's full board of directors serve as the Audit Committee.
However, a financial expert does not serve on the Company's Audit Committee. The
Company believes that its Audit Committee is well equipped to address all financial matters of the Company since the Company's Chief Financial Officer, a
Chartered Management Accountant, serves as Secretary and active financial advisor to the Audit Committee.

         ITEM 16B.  CODE OF ETHICS.

         The Company expects to adopt a Code of Ethics by the end of fiscal
2005, and will undertake to file a copy of its Code of Ethics with the
Securities and Exchange Commission and post the text of such Code of Ethics on the Company's website. Notwithstanding, the Company is fully compliant with
Canadian securities laws by already adopting a Charter of the Audit Committee of the Board of Directors and "Whistle Blower" guidelines. The text of the Charter is set forth as Exhibit 6.

         ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

         The following chart summarizes the aggregate fees billed by the
Company's external auditors for professional services rendered to the Company during the fiscal year ended December 31, 2004 and the fiscal period commencing on September 26, 2003 (the date of incorporation of the Company) and ending
December 31, 2003, for audit and non-audit related services:



------------------------------------------------------------------------------------------------------
             TYPE OF WORK             YEAR ENDED DEC. 31, 2004         YEAR ENDED DEC. 31, 2003
------------------------------------------------------------------------------------------------------

Audit fees*                                   $17,500                            $13,000
------------------------------------------------------------------------------------------------------
Audit-related fees**                               $0                            $6,500
------------------------------------------------------------------------------------------------------
Tax advisory fees                              $1,500                                $0
------------------------------------------------------------------------------------------------------
All other fees                                     $0                                $0
------------------------------------------------------------------------------------------------------
Total                                         $19,000                            $19500
------------------------------------------------------------------------------------------------------


         *Aggregate fees billed for the Company's annual financial statements and services normally provided by the auditor in connection with the Company's statutory and regulatory filings.

         **Aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial

statements and are not reported as "Audit fees", including: assistance with aspects of tax accounting, attest services not required by state or regulation and consultation regarding financial accounting and reporting standards.

         ITEM. 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

         Not Applicable.

         ITEM 16 E. PURCHASES OF EQUITY SERVICES BY THE ISSUER AND AFFILIATED
PURCHASERS.

         Not Applicable.

         ITEM 17.  FINANCIAL STATEMENTS.

         See "Item 18.  Financial Statements."

         ITEM 18.  FINANCIAL STATEMENTS.

         (1) Consolidated Balance Sheets of the Company as at December 31, 2004
and Statements of Operations and Deficit, Statements of Shareholders Equity, and
Statement of Cash Flows, for the period from September 26, 2003 (date of incorporation) to December 31, 2004. These statements were prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles.
See Note 15 to the consolidated financial statements for a description of the differences between Canadian Generally Accepted Accounting Principles and United
States Generally Accepted Accounting Principles.

         (2) Unaudited Balance Sheet of the Company as at March 31, 2005,
Statements of Operations and Deficit for the three months ended March 31, 2005,
Statements of Cash Flows for the three months ended March 31, 2005, and
Statements of Shareholders' Equity from Commencement of Operations, September
26, 2003 to March 31, 2005.

         ITEM 19. EXHIBITS.

          Exhibits. (Reference is made to Registration Statement on Form 20-F, dated March 9, 2004, submitted to the Securities and Exchange Commission on
March 15, 2004, for exhibits 1, 2, 3.A-3.F. Reference is made to Amendment No. 1 to Registration Statement on Form 20-F, dated May 10, 2004, submitted to the
Securities and Exchange Commission on May 14, 2004, for exhibits 3.F, 4.A, and
4.B)

               1.   Certificate and Articles of Incorporation.

               2.   By-Laws.

               3.   List of Agreements.

                    A.   Option Agreement Between Fronteer Development Group
                         Inc. and Northwestern Mineral Ventures Inc., dated
                         September 26, 2003.

                    B.   Amending Agreement made as of December 17, 2003 Between
                         Fronteer Development Group Inc. and Northwestern
                         Mineral Ventures Inc.

                    C.   Second Amending Agreement made as of January 30, 2004
                         Between Fronteer Development Group Inc. and
                         Northwestern Mineral Ventures Inc.

                    D.   Agency Agreement dated January 9, 2004 between
                         Northwestern Mineral Ventures and Dominick & Dominick
                         Securities Inc.

                    E.   Escrow Agreement dated January 9, 2004 among
                         Northwestern Mineral Ventures Inc., Equity Transfer
                         Services Inc., and Kabir Ahmed.

                    F.   Consulting Agreement dated April 22, 2004 with Primoris
                         Group Inc.

                    G.   Option Agreement dated July 14, 2004 between RNC Gold
                         Inc. and Northwestern Mineral Ventures Inc. concerning
                         the Picachos Project.

                    H.   Letter of Intent dated May 19, 2005 between
                         Northwestern Mineral Ventures Inc. and RNC Gold Inc.
                         regarding Picachos Project.

                    I.   Letter dated June 14, 2004 Amending Northwestern
                         Mineral Ventures Inc.'s Option Agreement with Fronteer
                         Development Group Inc., regarding the Longtom Property.

               4.   Consents

                    A.   Consent of McGovern, Hurley, Cunningham, LLP, Chartered
                         Accountants.

                    B.   Consent of Watts, Griffis and McOuat Limited,
                         Consulting Geologists and Engineers

               5.   Certifications

                    A.   Certification of Chief Executive Officer.

                    B.   Certification of Chief Financial Officer.

                    C.   Certification of Chief Executive Office.

                    D.   Certification of Chief Financial Officer.

               6.   Charter of the Audit Committee of the Board of Directors

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report statement on its behalf.

                                    NORTHWESTERN MINERAL VENTURES INC.

                                         By: /s/ Kabir Ahmed
                                             ---------------
                                             By: Kabir Ahmed
                                             Title: President

Date: July 19, 2005

                       NORTHWESTERN MINERAL VENTURES INC.
                         (AN EXPLORATION STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 2004

[MHC LOGO]  McGovern, Hurley, Cunningham, LLP
            Chartered Accountants

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of
NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)

We have audited the balance sheets of Northwestern Mineral Ventures Inc. (An
Exploration Stage Company) as at December 31, 2004 and 2003 and the statements of operations and deficit and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board
(United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles.

                                           MCGOVERN, HURLEY, CUNNINGHAM, LLP

                                           /s/ MCGOVERN, HURLEY, CUNNINGHAM, LLP

                                           CHARTERED ACCOUNTANTS

TORONTO, Canada
February 3, 2005

     COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our
report to the shareholders dated February 3, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

                                           MCGOVERN, HURLEY, CUNNINGHAM, LLP

                                           /s/ MCGOVERN, HURLEY, CUNNINGHAM, LLP

                                           CHARTERED ACCOUNTANTS

TORONTO, Canada
February 3, 2005

2005 Sheppard Avenue East, Suite 300, Toronto, Ontario, Canada, M2J 5B4
Telephone: (416) 496-1234 - Fax: (416) 496-0125 -
E-Mail: info@mhc-ca.com - Website: www.mhc-ca.com

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
BALANCE SHEETS
AS AT DECEMBER 31,
================================================================================
                                                          2004           2003
                                                            $              $
================================================================================
                          ASSETS
Current
     Cash and equivalents (Note 3)                      1,083,675       172,413
     Amounts receivable and prepaid expenses               77,985          --
                                                       ----------       -------
                                                        1,161,660       172,413
Equipment (Note 4)                                          3,575          --

Interest in exploration properties and
     deferred exploration expenditures (Note 5)           730,800          --
                                                       ----------       -------
                                                        1,896,035       172,413
                                                        =========       =======

                       LIABILITIES
Current
     Accounts payable and accrued liabilities             197,625        10,000
                                                       ----------       -------

                   SHAREHOLDERS' EQUITY
Share capital
     Common shares (Note 6)                             2,171,849           101
     Special Warrants (Note 6)                               --         195,409
     Warrants (Note 7)                                    256,935          --
     Contributed surplus (Note 8)                         424,183          --

Accumulated deficit                                    (1,154,557)      (33,097)
                                                       ----------       -------
                                                        1,698,410       162,413
                                                       ----------       -------
                                                        1,896,035       172,413
                                                       ==========       =======

APPROVED ON BEHALF OF THE BOARD:

Signed "KABIR AHMED"    , Director
------------------------

Signed "JON NORTH"      , Director
------------------------

               See accompanying notes to the financial statements.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
STATEMENTS OF OPERATIONS AND DEFICIT



=====================================================================================================
                                                      Cumulative from
                                                        inception to                    Years ended
                                                        December 31,                    December 31,
                                                            2004           2004             2003
                                                             $               $                $
=====================================================================================================
                                                                                          (Note 13)

EXPENSES
     Stock based compensation expense (Note 8)              424,183        424,183           --
     Investor relations and business development            367,200        367,200           --
     Management and administrative services                 135,000        135,000           --
     Professional fees                                       83,607         83,607           --
     Filing and listing fees                                 65,140         65,140           --
     Office and administration                               78,796         45,699         33,097
     Amortization                                               631            631           --
                                                         ----------     ----------      ---------
                                                          1,154,557      1,121,460         33,097
                                                         ----------     ----------      ---------
NET LOSS FOR THE PERIOD                                  (1,154,557)    (1,121,460)       (33,097)

ACCUMULATED DEFICIT, beginning of period                       --          (33,097)          --
                                                         ----------     ----------      ---------
ACCUMULATED DEFICIT, end of period                       (1,154,557)    (1,154,557)       (33,097)
                                                         ==========     ==========      =========

LOSS PER SHARE - basic and diluted (Note 6)                                  (0.04)         (0.01)
                                                                        ==========      =========
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING(Note 6)                   31,656,164      5,000,000
                                                                        ==========      =========


               See accompanying notes to the financial statements.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
STATEMENTS OF SHAREHOLDERS' EQUITY
FROM COMMENCEMENT OF OPERATIONS, SEPTEMBER 26, 2003 TO DECEMBER 31, 2004


====================================================================================================================================
                                                                     Special                  Contributed Accumulated
                                             Common Shares          Warrants       Warrants     Surplus     Deficit        Total
                                        ------------------------    --------       --------     -------     -------        -----
                                             #            $             $             $            $            $            $
====================================================================================================================================

Issue of shares for cash                 2,000,000          101          -             -            -            -             101
Issue of special warrants for cash             -            -        195,409           -            -            -         195,409
Loss for the year                              -            -            -             -            -        (33,097)      (33,097)
                                        ----------    ---------     ---------      -------      -------   ----------    ----------
Balance, December 31, 2003               2,000,000          101      195,409           -            -        (33,097)      162,413
Public offering, net of issue costs     30,000,000    1,321,537          -             -            -            -       1,321,537
Conversion of special warrants           4,000,000      195,409     (195,409)          -            -            -             -
Flow through private placement,
   net of issue costs                      206,000      114,891          -             -            -            -         114,891
Stock-based compensation                       -            -            -             -        424,183          -         424,183
Private placement, net of issue costs    1,454,500      539,911          -         256,935          -            -         796,846
Loss for the year                              -            -            -             -            -     (1,121,460)   (1,121,460)
                                        ----------    ---------     ---------      -------      -------   ----------    ----------
Balance, December 31, 2004              37,660,500    2,171,849          -         256,935      424,183   (1,154,557)    1,698,410
                                        ==========    =========     =========      =======      =======   ==========    ==========



               See accompanying notes to the financial statements.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
STATEMENTS OF CASH FLOWS


================================================================================================
                                                      Cumulative from
                                                        inception to          Years ended
                                                        December 31,          December 31,
                                                           2004          2004            2003
                                                             $            $                $
================================================================================================
                                                                                       (Note 13)

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year                                   (1,154,557)   (1,121,460)      (33,097)
    Amortization                                               631           631           -
    Stock-based compensation expense                       424,183       424,183           -

Changes in non-cash working capital items
    Amounts receivable and prepaid expenses                (77,985)      (77,985)          -
    Accounts payable and accrued liabilities               197,625       187,625        10,000
                                                        ----------    ----------       -------
                                                          (610,103)     (587,006)      (23,097)
                                                        ----------    ----------       -------
CASH FLOWS FROM FINANCING ACTIVITIES
    Issue of common shares, net of costs                 1,986,835     1,986,734           101
    Issue of warrants                                      246,540       246,540           -
    Issue of special warrants                              200,000           -         200,000
    Special warrants issue costs                            (4,591)          -          (4,591)
                                                        ----------    ----------       -------
                                                         2,428,784     2,233,274       195,510
                                                        ----------    ----------       -------
CASH FLOWS FROM INVESTING ACTIVITIES
    Interest in exploration properties and
       deferred exploration expenditures                  (730,800)     (730,800)          -
    Purchase of equipment                                   (4,206)       (4,206)          -
                                                        ----------    ----------       -------
                                                          (735,006)     (735,006)          -
                                                        ----------    ----------       -------
Increase in cash and equivalents                         1,083,675       911,262       172,413

Cash and equivalents, beginning of period                      -         172,413           -
                                                        ----------    ----------       -------
Cash and equivalents, end of period                      1,083,675     1,083,675       172,413
                                                        ==========    ==========       =======

SUPPLEMENTAL INFORMATION
    Interest paid                                            2,979         2,979           -
    Income taxes paid                                          -             -             -
    Warrants issued for services provided                   10,395        10,395           -
    Conversion of special warrants into common shares      195,409       195,409           -


               See accompanying notes to the financial statements.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================

1.   NATURE OF OPERATIONS AND GOING CONCERN

     Northwestern Mineral Ventures Inc. (the "Company") was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation
     dated September 26, 2003. The Company, which is in the exploration stage, is engaged in the acquisition, exploration and development of properties for the mining of precious and base metals. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

     The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the
     Company's ability to dispose of its interests on an advantageous basis.
     Changes in future conditions could require material write downs of the carrying values. Some of the Company's mining assets are located outside of
     Canada and are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

     Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title.
     Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

     As at December 31, 2004, the Company had cash and equivalents of $1,083,675 and working capital of $964,035. Management of the Company believes that it has sufficient funds to pay its ongoing administrative expenses and to meet its liabilities for the ensuing year as they fall due. However, the Company does not have sufficient resources to meet its exploration property expenditures as described in Note 5. The Company's ability to continue operations and fund its exploration property expenditures is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Because of this uncertainty there is some doubt about the ability of the Company to continue as a going concern.
     These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles. Outlined below are those policies considered particularly significant.

     CASH AND EQUIVALENTS
          Cash and equivalents include cash on hand, balances with banks and short-term investments with original maturities of three months or less.

     EQUIPMENT
          Equipment is recorded at cost. Amortization is recorded on the declining balance basis at an annual rate of 30%.

                                                                    Continued...

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES
          Interest in exploration properties and deferred exploration expenditures are carried at cost until they are brought into production, at which time they are depleted on a unit-of production method based on proven and probable reserves. If a property is subsequently determined not to be economic, the property and related deferred costs are written down to net realizable value. Other general exploration expenses are charged to operations as incurred. The cost of exploration properties abandoned or sold and their related deferred exploration costs are charged to operations in the current year.

          The Company reviews its exploration properties on an annual basis to determine if events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable.
          The recoverability of costs incurred on the exploration properties is dependent upon numerous factors including exploration results, environmental risks, commodity risks, political risks, and the
          Company's ability to attain profitable production. In reviewing its exploration properties, the Company estimates the potential future cash flows expected to result from each asset and its eventual disposition. If the sum of the undiscounted, expected future cash flow is less than the carrying value of the asset, an impairment loss is recognized. It is reasonably possible, based on existing knowledge, that changes in future conditions in the near-term could require a change in the determination of the need for and amount of any write down.

          Costs include the cash consideration and the fair market value of the shares issued for the acquisition of exploration properties. The carrying value is reduced by option proceeds received until such time as the property cost and deferred expenditures are reduced to nominal amounts. Properties acquired under option agreements or by joint ventures, whereby payments are made at the sole discretion of the
          Company, are recorded in the accounts at the time of payment.

       ASSET RETIREMENT OBLIGATIONS
          Effective January 1, 2004, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook
          Section 3110, "Asset Retirement Obligations". Under the new standard, the fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depleted and amortized over the useful lives of the related assets.
          There are no asset retirement liabilities set up for those assets which have an indeterminate useful life. The impact of adopting the new accounting for asset retirement obligations standard has no effect on these statements as of December 31, 2004.

       ENVIRONMENTAL EXPENDITURES
          The operations of the Company may in the future be affected by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. To date, the Company has incurred no environmental expenditures relating to the exploration of properties.

       FLOW-THROUGH FINANCING
          The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to capital stock and the related exploration costs have been charged to mining and resource properties.

          Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are renounced, temporary taxable differences created by the renunciation will reduce share capital.

                                                                    Continued...

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     STOCK-BASED COMPENSATION
          Effective September 26, 2003, the Company prospectively adopted the recommendations of CICA Handbook Section 3870, Stock-based
          Compensation and Other Stock-based Payments for employees and non-employees. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These recommendations require that compensation for all awards made to employees and non-employees be measured and recorded in the financial statements at fair value. The Company's stock option plan is described in Note 8.

     INCOME TAXES
          The Company uses the liability method of accounting for income taxes.
          Under the liability method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantially enacted tax rates in which the income tax assets or liabilities are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

     LOSS PER COMMON SHARE
          Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants. As the Company had a loss in each of the periods presented, basic and diluted loss per share are the same as the exercise of all options and warrants would be anti-dilutive. At December 31, 2004, 1,060,000 stock options could potentially be dilutive in the future.

     USE OF ESTIMATES
          The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenue and expense during the report period. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

3.   CASH AND EQUIVALENTS

     Cash and equivalents consist of the following

                                                            2004          2003
                                                            ----          ----
                                                              $             $

           Cash                                            583,675       172,413
           Short-term money market investments             500,000           -
                                                         ---------       -------
                                                         1,083,675       172,413
                                                         =========       =======

     As at December 31, 2004, the carrying value of the short-term money market investments approximated their market value.

                                                                    Continued...

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================

4.     EQUIPMENT
                                                      Net Carrying  Net Carrying
                                       Accumulated       Value          Value
                              Cost     Amortization      2004           2003
                              ----     ------------      ----           ----

       Computer equipment  $    4,206   $     631      $    3,575      $    -
                           ==========   =========      ==========      ======

5.   INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

     At December 31, 2004, accumulated costs with respect to the Company's interest in exploration properties owned, leased or under option, consisted of the following:



                                                    Pichachos
                                     Bear Project    Project       Other      Total
                                     ------------    -------       -----      -----

     Acquisition costs
       Option payments                $  50,000    $     -        $   -     $  50,000
       Claim payments                     1,500          -            -         1,500
                                      ---------    ---------    ---------   ---------
                                         51,500          -            -        51,500
                                      ---------    ---------    ---------   ---------
     Exploration costs
       Transportation                   210,997        3,836        6,769     221,602
       Drilling                          85,865        3,405          -        89,270
       General                           60,679       17,348          -        78,027
       Camp costs                        60,671        5,940          -        66,611
       Project management fees           40,759        8,965          -        49,724
       Labour                            29,741        8,830          -        38,571
       Consulting fees                   13,594          -          8,500      22,094
       Geological, reports and maps         -         65,613          -        65,613
       Professional fees                    -          8,535          -         8,535
       Analysis and assays               11,008       36,338          -        47,346
                                      ---------    ---------    ---------   ---------
                                        513,314      158,810       15,269     687,393
                                      ---------    ---------    ---------   ---------
     Interest income                     (4,047)      (4,046)         -        (8,093)
                                      ---------    ---------    ---------   ---------
                                      $ 560,767    $ 154,764    $  15,269   $ 730,800
                                      =========    =========    =========   =========


     (A)  BEAR PROJECT

          The Company and Fronteer Development Group Inc. ("Fronteer") executed a definitive formal agreement (the "Agreement") along with several amending agreements to earn an interest in the Conjuror, Achook and
          McPhoo claims in the Northwest Territories.

          On June 25, 2004, the Company secured the option rights to the Longtom claims from Fronteer. The Longtom claims were an "after acquired"
          addition to the Company's existing option rights on the Bear Project.
          As part of the agreement, the Company and Fronteer agreed to share equally the proposed $1 million program on these claims. This expenditure will satisfy the Company's first year expenditure commitment on the Bear Project.

                                                                    Continued...

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================

5.   INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES
     (Continued)

          Pursuant to the Agreement, the Company may acquire the right to earn up to 50% interest in the Bear Project for the following
          consideration:

          (i)   an initial payment to Fronteer of $20,000 cash (paid);

          (ii)  completion of exploration expenditures by the Company in the amount of $5,000,000 over a five-year period as follows:

                    On or before September 26, 2004                $   500,000
                    On or before September 26, 2005                    500,000
                    On or before September 26, 2006                  1,000,000
                    On or before September 26, 2007                  1,000,000
                    On or before September 26, 2008                  2,000,000
                                                                   -----------
                                                                   $ 5,000,000
                                                                   ===========

          (iii) annual cash payments to Fronteer, commencing on the first year anniversary of the Option Agreement of $30,000 (paid), $40,000,
                $50,000, $60,000 and $70,000 respectively over a five-year period.

          Should the Company incur not less than $1,000,000 in exploration expenditures on or before September 26, 2005 and make the required cash payments as set out in (i) and (iii), the Company will earn a 10%
          interest in the project. Should the Company incur not less than
          $3,000,000 in exploration expenditures on or before September 26, 2007 and make the required cash payment as set out in (i) and (iii), the
          Company will earn a 30% interest in the project. Should the Company incur not less than $5,000,000 on or before September 26, 2008 and make the required cash payment as set out in (i) and (iii), the
          Company will have earned its full 50% interest in the project.

          Pursuant to the Agreement, the Company and Fronteer have agreed to form a strategic alliance to explore for "Olympic Dam-type" iron oxide copper gold deposits in Canada and, upon satisfaction of the Company's obligations to acquire its full 50% interest noted above, Fronteer and the Company shall form a joint venture with respect to the Bear
          Project. Fronteer shall be the operator of all of the exploration programs contemplated by the Option Agreement in consideration of which Fronteer is entitled to a management fee equal to 10% of the total expenditures on the Bear Project. The management fees paid to
          Fronteer shall be counted as part of the required exploration expenditures to exercise the option pursuant to the Option Agreement.
          The Conjuror property is subject to a 2% net smelter royalty, one-half of which may be purchased for $1,000,000.

          During the year ended December 31, 2004, the McPhoo, Achook and
          Conjuror claims were allowed to lapse; however, the Agreement terms remain in place for the Longtom property. All expenditures incurred on the Bear Project related to the Longtom property.

     (B)  PICHACHOS PROJECT

          On July 14, 2004 the Company entered into an Option Agreement with RNC
          Gold Inc. ("RNC") to acquire a 50% undivided interest in the 6,700 hectare silver-gold Pichachos property in Durango, Mexico and the
          3,500 hectare Tango gold concession in Sinaloa, Mexico. In order to earn its interest, the Company must expend C$1.5 million in exploration expenditures, on or before December 31, 2006. The Company has committed to spending $500,000 in year one and $1-million in year two. Also part of the agreement, the Company must generate a feasibility study for the production of a minimum of 25,000 ounces of gold per year. The President of the Company was also a director of RNC at the time the Option Agreement was signed. Subsequent to December
          31, 2005, the President resigned as director of RNC.

                                                                    Continued...

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================

6.   SHARE CAPITAL

     (A)  AUTHORIZED
               Unlimited number of common shares

     (B)  ISSUED AND OUTSTANDING



                                                                     Shares        Amount
                                                                     ------        ------
                                                                        #             $

               Issued for cash on incorporation                     2,000,000           101
                                                                   ----------     ---------
               Balance, December 31, 2003 (3)                       2,000,000           101
               Public offering (1)                                 30,000,000     1,500,000
               Special warrants exercised (2)                       4,000,000       195,409
               Flow-through private placement (4)                     206,000       125,660
               Renunciation of flow-through expenditures (4)          -
               Common shares issued on private placements (5)       1,454,500       967,925
               Warrant valuation (5)                                  -            (246,540)
               Cost of issue                                          -            (370,706)
                                                                   ----------     ---------
               Balance, December 31, 2004 as per Statement of
                   Shareholders' Equity (Note 14)                  37,660,500     2,171,849
                                                                   ==========     =========


               (1)  On February 26, 2004, the Company completed an offering for the sale of 15,000,000 common shares at $0.10 per share for gross proceeds of $1,500,000. Pursuant to this offering, the agent received a commission equal to 7% of the gross
                    proceeds of the Offering ($0.007 per common share) for an
                    aggregate commission of $105,000.

               (2)  Special warrants to purchase 2,000,000 common shares of the
                    Company for no additional consideration, were issued and
                    outstanding as of December 31, 2003. The net proceeds from the sale of the special warrants after deducting the issue costs of the special warrant offering were $195,409. On
                    January 19, 2004, the special warrants were exercised, at no additional cost, into 2,000,000 common shares.

               (3)  During the year, the Company completed a stock split
                    pursuant to which each issued common share of the Company
                    was subdivided into two common shares. The stock split was approved at the annual and special meeting of the
                    shareholders of the Company held on June 23, 2004. Each
                    registered holder of common shares of the Company of record on July 27, 2004 received one additional common share for
                    every common share held. Shares and per share amounts
                    presented in these financial statements have been
                    retroactively adjusted to reflect this stock split.

               (4)  The Company issued 206,000 flow-through common shares for proceeds of $125,660. This amount was renounced subsequent to December 31, 2004. The renunciation will create a future income tax liability of approximately $45,200 which will be allocated as a cost of issuing the flow-through shares.
                    Pursuant to this offering, the agent received a commission equal to 8.5% of the gross proceeds of the Offering ($0.052 per flow-through common share) for an aggregate commission of $10,681.

               (5)  During the year, the Company completed the following "hard dollar" private placement financings:
                    (i)  On October 15, 2004, the Company completed a private
                         placement financing of 450,000 units at a price of
                         $0.70 per unit for gross proceeds of $315,000. Each
                         unit consisted of one common share and one common share
                         purchase warrant exercisable at a price of $0.95 until
                         April 15, 2006. Toll Cross Securities Inc. acted as the
                         agent in the offering and was paid a commission of
                         $22,050, along with broker warrants to acquire 31,500
                         units at an exercise price of $0.70 until April 15,
                         2006. The broker warrants were valued using the
                         Black-Scholes option pricing model and charged to cost
                         of issue.

                                                                    Continued...

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================

6.   SHARE CAPITAL (Capital)

                    (ii) On December 3, 2004, the Company completed a private
                         placement financing of 1,004,500 units at a price of
                         $0.65 per unit for gross proceeds of $652,925. Each
                         unit consisted of one common share and one-half of one
                         common share purchase warrant. Each whole warrant is
                         exercisable at a price of $0.95 until June 4, 2006.
                         Canaccord Capital Corporation acted as the agent in the
                         offering and was paid a commission of $65,292.

                    The warrants and broker warrants issued in (i) and (ii)
                    above were valued using the Black-Scholes option-pricing
                    model. The assumptions used for the valuation were:

                    (a) Warrants issued on private placement (i)
                          Dividend yield 0%, expected volatility 100%, risk-
                          free interest rate 4.0% and an expected life of 18
                          months. Value assigned to 450,000 warrants is $126,000
                    (b) Broker warrants issued on private placement (i)
                          Dividend yield 0%, expected volatility 100%, risk-free
                          interest rate 4.0% and an expected life of 18 months.
                          Value assigned to 31,500 broker warrants is $10,395
                    (c) Warrants issued on private placement (ii)
                          Dividend yield 0%, expected volatility 100%, risk-free
                          interest rate 4.0% and an expected life of 18 months.
                          Value assigned to 502,250 warrants is $120,540

7.   COMMON SHARE PURCHASE WARRANTS AND BROKER WARRANTS

     The following table represents a continuity of warrants for the year ended
     December 31, 2004. All numbers shown in the chart below have been adjusted to account for the 2:1 stock split that occurred on July 23, 2004:

                                                               Weighted Average
                                                   Warrants     Exercise Price
                                                   --------     --------------
                                                       #               $
           Balance, December 31, 2003                  -               -
           Granted                                  983,750           0.94
                                                    -------
           Balance,  December 31, 2004 (Note 14)    983,750           0.94
                                                    =======

     The following table reflects the continuity of warrants and broker warrants:



                                        Balance,                   Balance
                          Exercise    December 31,              December 31,
     Expiry Date            Price         2003        Issued        2004        Value
     -----------            -----         ----        ------        ----        -----
                              $             #           #             #           $

     April 15, 2006         $0.95           -        450,000       450,000     126,000
     April 15, 2006         $0.70           -         31,500        31,500      10,395
     June 3, 2006           $0.95           -        502,250       502,250     120,540
                                          -----      -------       -------     -------
                                            -        983,750       983,750     256,935
                                          =====      =======       =======     =======


                                                                    Continued...

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================

8.   STOCK OPTIONS AND CONTRIBUTED SURPLUS

     STOCK OPTIONS
     The Company has a stock option plan for the purchase of common shares for its directors, officers, employees and other service providers. The aggregate number of common shares reserved for issuance under the stock option plan is the lesser of 3,600,000 common shares and 10% of the issued and outstanding common shares of the Company. The options are non-assignable and non-transferable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the board of directors of the Company at the time of grant, subject to all applicable regulatory requirements.

     The following table represents a continuity of stock options for the year ended December 31, 2004. All numbers shown in the chart below have been adjusted to account for the 2:1 stock split that occurred on July 23, 2004:

                                                                Weighted Average
                                                   Options       Exercise Price
                                                   -------       --------------
                                                       #                $
        Balance, December 31, 2003                     -                -
        Granted                                    1,060,000          0.61
                                                 -----------

        Balance,  December 31, 2004 (Note 14)      1,060,000          0.61
                                                 ===========

     On March 26, 2004, 700,000 stock options exercisable at $0.575 per share were granted to directors and officers of the Company. For purposes of estimating the fair market value under the Black-Scholes option pricing model, the following assumptions were used: expected dividend yield - 0%;
     expected volatility - 100%; risk-free interest rate - 4.0%; and an expected average life of 5 years. The options were valued at $308,000 and charged to stock based compensation expense

     On April 23, 2004, 300,000 stock options exercisable at $0.675 per share were issued to a firm that provides investor relations to the Company. The following assumptions were used under the Black-Scholes option-pricing model: dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 4% and an expected life of 3 years. These options were valued at $128,850 and will be expensed over the one year vesting term. As of December 31, 2004, $116,183 was charged to stock based compensation expense. The remaining $12,667 will be expensed in the statement of operations and deficit as they vest over the next six months.

     On October 22, 2004, 60,000 stock options exercisable at $0.72 per share were granted to a consultant of the Company. The following assumptions were used under the Black-Scholes option-pricing model: dividend yield of 0%;
     expected volatility of 100%; risk-free interest rate of 4% and an expected life of 3 years. These options were valued at $27,600 and will be charged to exploration property expenditures when certain vesting conditions have been met.

     As at December 31, 2004, the Company had the following stock options outstanding:

          Number Of                  Exercise
           Options                   Price ($)                 Expiry Date
           -------                   ---------                 -----------
            700,000                    0.575                 March 26, 2009
            300,000                    0.675                 April 23, 2007
             60,000                    0.720                 October 22, 2007
          ---------
          1,060,000
          =========
                                                                    Continued...

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================

8.   STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

     CONTRIBUTED SURPLUS

     The following table reflects the continuity of contributed surplus relating to stock options:

                                                                 Amount
                                                                 ------
         Balance, December 31, 2003                            $      -
         Stock-based compensation expense                        424,183
                                                                 -------
         Balance, December 31, 2004 as per Statement of
           Shareholders' Equity                                $ 424,183
                                                               =========

9.   RELATED PARTY TRANSACTIONS

     The Company was charged $144,000 in fiscal 2004 (2003 - $Nil) for consulting and other services rendered by directors and/or officers of the
     Company. The entire amount has been expensed in the statement of operations and deficit. Included in accounts payable and accrued liabilities at
     December 31, 2004 is $6,769 owing to these related parties (2003 - $Nil).

     See Note 5(b).

     These transactions are in the normal course of operations and are measured at the exchange amount which is the consideration established and agreed to by the related parties.

10.  INCOME TAXES

     The following table reconciles the expected income tax recovery at the statutory income tax rate of 36% (2003 - 37%) to the amounts recognized in the statements of operations:

                                                         2004          2003
                                                         ----          ----
                                                                     (Note 13)

Net loss reflected in the statements of operations   $ 1,121,460    $    33,097
                                                     ===========    ===========

Expected income tax recovery at statutory rate           403,700         10,922
Share issue costs                                         25,900            -
Stock-based compensation expense                        (152,700)           -
Exploration overhead                                    (187,100)           -
Valuation allowance                                      (89,800)       (10,922)
                                                     -----------    -----------
                                                     $      -       $      -
                                                     ===========    ===========

                                                                    Continued...

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================

10.  INCOME TAXES (Continued)

     The following table reflects the future income tax assets and liabilities at December 31, 2004 and 2003.

                                                  2004         2003
                                                  ----         ----
     Future income tax assets (liabilities):
           Non-capital losses                  $ 104,000    $  10,922
           Exploration properties                187,100          -
           Share issue costs                     103,800          -
                                               ---------    ---------
                                                 394,900       10,922
           Less:  valuation allowance           (394,900)     (10,922)
                                               ---------    ---------
                                               $     -      $     -
                                               =========    =========

          The Company has unclaimed share issue costs of $288,000 and non-capital losses of $281,000 available to reduce future taxable income. Of these losses, $33,000 expire in 2010 and $248,000 in 2014.
          The Company also has approximately $1,029,100, $51,500, and $170,000 of Canadian exploration expenditures, Canadian development expenses, and foreign exploration and development expenditures respectively, which, under certain circumstances, may be utilized to reduce taxable income in future years. Management believes that it is not considered more likely than not that it will create sufficient taxable income to realize its future tax assets. As a result, a full valuation allowance has been recognized.

11.  SEGMENTED INFORMATION

     The Company has one operating segment which is the exploration and development of exploration properties. Geographic segmentation of the
     Company's assets are as follows:

                                                      2004               2003
                                                      ----               ----
            Canada                                 $1,726,002         $  172,413
            Mexico                                    154,764                -
            Other                                      15,269                -
                                                   ----------         ----------
                                                   $1,896,035         $  172,413
                                                   ==========         ==========

     Substantially all of the Company's operating expenses are incurred in
     Canada. Substantially all of the Company's cash and equivalents are with a
     Canadian chartered bank.

12.  FINANCIAL INSTRUMENTS

     FAIR VALUE

          Canadian generally accepted accounting principles require that the
          Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

          At December 31, 2004, the Company's financial instruments consisted of cash and cash equivalents, amounts receivable and prepaid expenses, and accounts payables and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair value of these financial instruments approximate the carrying values.

                                                                    Continued...

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================

12.  FINANCIAL INSTRUMENTS (Continued)

     FOREIGN EXCHANGE RISK
          The Company's financings are in Canadian dollars. Certain of the
          Company's expenses are incurred in Mexican currencies and are therefore subject to gains or losses due to fluctuations in exchange rates.

     COMMODITY PRICE RISK
          The future profitability of the Company is directly related to the market prices of gold, copper, and other minerals.

13.  COMPARATIVE FIGURES

     Comparative figures for 2003 represent operations from the date of incorporation (September 26, 2003) to December 31, 2003.

14.  SUBSEQUENT EVENTS

     FINANCING
     Subsequent to December 31, 2004, the Company issued 666,667 units at a price of $0.75 per unit for gross proceeds of approximately $500,000. Each unit consists of one common share and one common share purchase warrant exercisable at a price of $0.93 until July 27, 2006.

     EXERCISE OF OPTIONS
     Subsequent to December 31, 2004, options to acquire 100,000 common shares at $0.575 per share were exercised for gross proceeds of $57,500.

                                                                    Continued...

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================

15.  DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP")
     which differs in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). The material differences between Canadian and US GAAP affecting the Company's financial statements are summarized as follows:



                                                                                        December 31,
                                                                                     2004          2003
                                                                                     ----          ----
                                                                                       $             $

     ASSETS
     Total assets under Canadian GAAP                                             1,896,035       172,413
     Exploration properties and deferred exploration expenditures expensed (a)     (730,800)          -
                                                                                 ----------       -------
     Total assets under US GAAP                                                   1,165,235       172,413
                                                                                 ==========       =======
     FUTURE INCOME TAXES
     Total future income tax assets under Canadian GAAP                                 -             -
     Exploration properties and deferred exploration expenditures expensed (a)      263,000           -
     (Increase) in valuation allowance                                             (263,000)          -
                                                                                 ----------       -------
     Future income taxes under US GAAP                                                  -             -
                                                                                 ==========       =======
     DEFICIT
     Deficit under Canadian GAAP                                                 (1,154,557)      (33,097)
     Cumulative exploration properties adjustment (a)                              (730,800)          -
                                                                                 ----------       -------
     Deficit under US GAAP                                                       (1,885,357)      (33,097)
                                                                                 ==========       =======




                                                                                         Years ended
                                                                                         December 31,
                                                                                    2004            2003
                                                                                    ----            ----
                                                                                      $               $
                                                                                                 (Note 13)

     STATEMENT OF OPERATIONS
     Net loss under Canadian GAAP                                                (1,121,460)      (33,097)
     Exploration properties and deferred exploration expenditures expensed (a)     (730,800)          -
                                                                                 ----------       -------
     Net loss under US GAAP                                                      (1,852,260)      (33,097)
                                                                                 ==========       =======
     Basic Loss Per Share under US GAAP                                               (0.06)        (0.01)
                                                                                 ==========       =======
     STATEMENT OF CASH FLOWS
     Cash flows from operating activities under Canadian GAAP                      (587,006)      (23,097)
     Exploration properties and deferred exploration expenditures expensed (a)     (730,800)          -
                                                                                 ----------       -------
     Cash flows from operating activities under US GAAP                          (1,317,806)      (23,097)
                                                                                 ==========       =======
     Cash flows from investing activities under Canadian GAAP                      (735,006)          -
     Exploration properties and deferred exploration expenditures expensed (a)      730,800           -
                                                                                 ----------       -------
     Cash flows from investing activities under US GAAP                              (4,206)          -
                                                                                 ==========       =======


                                                                    Continued...

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================

15.  DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES (Continued)

     (A)  EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES
          Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore. Under US GAAP, exploration expenditures on mineral property costs can only be deferred subsequent to the establishment of mining reserves. For US
          GAAP purposes, the Company has expensed exploration expenditures in the period incurred.

     (B)  FLOW-THROUGH SHARES
          Under Canadian GAAP, flow-through shares are recorded at their face value, net of related issuance costs. When eligible expenditures are made, the carrying value of these expenditures may exceed their tax value due to the renunciation of the tax benefit by the Company. The tax effect of this temporary difference is recorded as a cost of issuing the shares.

          The Financial Accounting Standards Board ("FASB") staff has taken the view that under SFAS No. 109, Accounting for Income Taxes, the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed, when tax benefits are renounced and a deferred tax liability is recognized at that time.
          Income tax expense is the difference between the amount of deferred tax liability and the liability recognized on issuance. All issuances of flow-through shares by the Company are based on the market price of the shares as they last traded on the TSX Venture Exchange on the date that each agreement to issue shares was made. Accordingly, the absence of a discount or premium to market value on issuance results in no current impact on these financial statements from the application of
          U.S. GAAP in respect of flow-through shares.

          Under US GAAP, the amounts received from the issuance of flow-through shares and not yet expended on the related mineral exploration costs are separately classified as restricted cash. There were no unexpended amounts as at December 31, 2004 and 2003.

     (C)  INCOME TAXES
          Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years.
          Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2004 and 2003.

     (D)  INVESTMENT IN JOINTLY CONTROLLED ENTITIES
          Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S.
          GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United
          States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholder's equity. The Company's interest in the exploration property described in Note 4(a) may develop into a jointly controlled entity.

     (E)  STOCK-BASED EMPLOYEE COMPENSATION
          On September 26, 2003 (date of incorporation), the Company prospectively adopted the fair value based method for its employee options (see Note 2). Consequently, there were no differences between
          Canadian and US GAAP with respect to options granted since inception.

                                                                    Continued...

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================

15.  DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES (Continued)

     (F)  COMPREHENSIVE INCOME
          Effective for fiscal years beginning after December 15, 1997,
          Statement of Financial Accounting Standards No. 130 "Reporting
          Comprehensive Income" ("FAS 130"), is applicable for U.S. GAAP purposes. FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. No material difference arises from the application of FAS 130.

          In January 2005, the CICA issued re-exposure drafts of the proposed
          Handbook Section 1530 Comprehensive Income which harmonizes Canadian
          GAAP with US GAAP. The CICA has proposed that mandatory implementation of these standards be for interim and annual financial statements relating to years commencing on or after October 1, 2006.

     (G)  RECENT ACCOUNTING PRONOUNCEMENTS

          STOCK-BASED EMPLOYEE COMPENSATION
          In December 2004, the FASB revised Statement 123 ("SFAS 123(R)"),
          Accounting for Stock-Based Compensation, to require that all share-based payments to employees, including grants of employee stock options, be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS 123(R)
          must be adopted no later than July 1, 2005.

          The Company adopted the fair value based method of accounting for share-based payments effective September 26, 2003 (date of inception)
          using the "prospective method" described in FASB Statement No. 148
          Accounting for Stock-Based Compensation - Transition and Disclosure.
          Currently, the Company uses the Black-Scholes model to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of SFAS 123(R). The Company does not anticipate that adoption of SFAS
          123(R) will have a material impact on its results of operations or its financial position.

          ACCOUNTING FOR NON-MONETARY TRANSACTIONS
          In December 2004, the FASB issued Statement of Financial Accounting
          Standards No. 153 ("SFAS 153") Exchanges of Nonmonetary Assets--an
          amendment of APB Opinion No. 29. SFAS 153 requires non-monetary exchanges to be accounted for at fair value, recognizing any gains or losses, if the transactions meet a commercial substance criterion and fair value is determinable. The amendment will be effective for non-monetary transactions occurring in fiscal periods beginning after
          June 15, 2005. The Company does not expect the adoption of this standard to have a material impact on its financial position and results of operations.

          CONSOLIDATION OF VARIABLE INTEREST ENTITIES
          In December 2003, the FASB issued Interpretation No. 46R ("FIN 46R")
          Consolidation of Variable Interest Entities, that replaced FIN 46 that had been issued in January 2003. FIN 46R provides guidance on the identification of variable interest entities ("VIE's"), for which control is achieved through means other than through voting rights, and how to determine whether a variable interest holder should consolidate the VIEs. This interpretation applies to financial statements of public entities that have interests in VIEs or potential
          VIEs commonly referred to as special purpose entities for periods ending after December 15, 2003. FIN 46R applies to all public entities for all other types of VIEs in financial statements for periods ending after March 15, 2004. Adoption of the new standard had no impact on the Company's financial position or results of operations.

          In September 2004, the CICA released revised Accounting Guideline 15R
          ("AcG-15R"). AcG-15R is now substantially consistent with FIN 46R.
          AcG-15R is effective for annual and interim periods beginning on or after November 1, 2004. The Company does not expect the adoption of
          AcG-15R to impact its financial position and results of operations.

                                                                    Continued...

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
================================================================================

15.  DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES (Continued)

     (G)  RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

          ACCOUNTING FOR MINERAL RIGHTS
          In March 2004, the Emerging Issues Task Force issued EITF 04-2 ("EITF
          04-2"), Whether Mineral Rights are Tangible or Intangible Assets. The
          Task Force reached a consensus that mineral rights are tangible assets. In April 2004, the FASB issued proposed FASB Staff Positions
          FAS 141-1 and FAS 142-1, Interaction of FASB Statements No. 141,
          Business Combinations ("SFAS 141"), and No. 142, Goodwill And Other
          Intangible Assets ("SFAS 142"). The proposed FASB staff positions amend SFAS 141 and 142 to conform them to the Task Force consensus.
          The FASB staff positions are effective for the first reporting period beginning after April 29, 2004. The Company does not anticipate that the adoption of EITF 04-2 and FAS 141-1 and 142-1 will have a material impact on the Company's results of operations, financial position or disclosures.

          ACCOUNTING FOR MINING ASSETS
          In March 2004, the EITF issued EITF 04-3, Mining Assets: Impairment and Business Combinations. EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets
          (including mineral properties and rights) beyond those assets' proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for fiscal periods beginning after March 31, 2004.

          In December 2004, the EIC of the CICA issued draft abstract D46 Mining
          Assets - Impairment and Business Combinations, which, if implemented, would harmonize Canadian GAAP and US GAAP.

          FINANCIAL INSTRUMENTS
          In January 2005, the CICA issued re-exposure drafts of the proposed
          Handbook Section 3855 Financial Instruments - Recognition and
          Measurement and proposed Handbook Section 3865 Hedges. The CICA has proposed that mandatory implementation of these standards be for interim and annual financial statements relating to years commencing on or after October 1, 2006.

          In January 2004, the CICA amended CICA Handbook Section 3860,
          Financial Instruments - Presentation and Disclosure ("Section 3860"),
          to require obligations that must or may be settled, at the issuer's option, by a variable number of the issuer's own equity instruments to be presented as liabilities. These instruments were formerly presented as equity. Section 3860 is applicable to the Company beginning January
          1, 2005 on a retroactive basis. The Company does not expect the application of Section 3860 to have a material impact on its results of operations and financial condition. This amendment harmonizes the recognition of these instruments with the provisions of SFAS 150
          Accounting for Certain Financial Instruments with Characteristics of
          Both Liabilities and Equities.

          In May 2003, the FASB issued Statement No. 150 ("SFAS 150"),
          Accounting for Certain Financial Instruments with Characteristics of
          Both Liabilities and Equity. The statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Company has not issued any financial instruments that fall under the scope of SFAS
          150 and has determined that the statement did not have an impact on its financial statements.

                             NOTICE TO SHAREHOLDERS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2005

                       NORTHWESTERN MINERAL VENTURES INC.

Responsibility for Financial Statements
---------------------------------------

The accompanying financial statements for Northwestern Minerals Ventures Inc.
have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2004 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the
Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Auditors' involvement
---------------------

The auditors of Northwestern Minerals Ventures Inc. have not performed a review of the unaudited financial statements for the three months ended March 31, 2005 and March 31, 2004.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)



BALANCE SHEETS

                                                               March 31,     December 31,
                                                                 2005           2004
                                                              (Unaudited)     (Audited)
=========================================================================================

ASSETS

Current
     Cash and equivalents                                     $ 1,044,853    $ 1,083,675
     Amounts receivable and prepaid expenses                       69,972         77,985
-----------------------------------------------------------------------------------------
                                                                1,114,825      1,161,660
Equipment, net of accumulated amortization                          3,947          3,575
Interest in exploration properties and deferred exploration
expenditures (Note 2)                                             967,482        730,800
-----------------------------------------------------------------------------------------
                                                              $ 2,086,254    $ 1,896,035
=========================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
     Accounts payable and accrued liabilities                 $    21,773    $   197,625
-----------------------------------------------------------------------------------------
Shareholders' equity

Share capital
     Authorized - unlimited common shares
     Issued
     Common shares (Note 3 and Schedule I)                      2,590,732      2,171,849
     Warrants (Note 4 and Schudule I)                             383,602        256,935
     Contributed surplus (Note 5 and Schedule I)                  380,183        424,183

Accumulated deficit                                            (1,290,036)    (1,154,557)
-----------------------------------------------------------------------------------------
                                                                2,064,481      1,698,410
-----------------------------------------------------------------------------------------
                                                              $ 2,086,254    $ 1,896,035
=========================================================================================


NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)



STATEMENTS OF OPERATIONS AND DEFICIT

                                                 Cumulative from
                                                  inception to         Three Months Ended
                                                    March 31,               March 31,
                                                      2005                 (Unaudited)
                                                   (Unaudited)        2005            2004
===============================================================================================

Expenses
    Investor relations and business development   $    467,601    $    100,401    $     29,613
    Stock based compensation expense                   424,183             -           308,000
    Management and administrative services             157,500          22,500          37,500
    Office and administration                          118,413          39,617           3,417
    Professional fees                                   87,776           4,169          22,388
    Filing and listing fees                             78,839          13,699             -
    Amortization                                           924             293             -
                                                  ------------    ------------    ------------
                                                     1,335,236         180,679         400,918
                                                  ------------    ------------    ------------

Net loss for the period and from inception
before the following:                               (1,335,236)       (180,679)       (400,918)
Future income tax recovery (Note 3(c))                 (45,200)        (45,200)            -
                                                  ------------    ------------    ------------
Net loss for the period and from inception          (1,290,036)       (135,479)       (400,918)
ACCUMULATED DEFICIT, beginning of period                   -        (1,154,557)        (33,097)
                                                  ------------    ------------    ------------
ACCUMULATED DEFICIT, end of period                $ (1,290,036)   $ (1,290,036)   $   (434,015)
================================================================================================
Basic and diluted loss per share (Note 6)                         $       0.00    $       0.07
------------------------------------------------------------------------------------------------
Weighted average number of common shares                            38,043,833       5,766,667
================================================================================================


NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)



STATEMENTS OF CASH FLOWS

                                                   Cumulative from
                                                    inception to        Three Months Ended
                                                      March 31,              March 31,
                                                        2005                (Unaudited)
                                                     (Unaudited)        2005           2004
------------------------------------------------------------------------------------------------

Cash provided by (used in)

OPERATING ACTIVITIES
   Net loss for the period and from inception        $(1,290,036)   $  (135,479)   $  (400,918)
   Stock based compensation expense                      424,183            -          308,000
   Amortization                                              924            293            -
   Changes in non-cash working capital items             (48,199)      (167,839)        50,014
                                                     -----------    -----------    -----------
                                                        (913,128)      (303,025)       (42,904)
                                                     -----------    -----------    -----------
INVESTING ACTIVITIES
   Equipment purchase                                     (4,871)          (665)           -
   Interest in exploration properties and deferred
   exploration                                          (967,482)      (236,682)       (22,197)
                                                     -----------    -----------    -----------
                                                        (972,353)      (237,347)       (22,197)
                                                     -----------    -----------    -----------
FINANCING ACTIVITIES
   Issue of common shares, net of issue costs          2,488,385        501,550      1,328,037
   Issue of warrants                                     246,540            -              -
   Issue of special warrants, net of issue costs         195,409            -              -
                                                     -----------    -----------    -----------
                                                       2,930,334        501,550      1,328,037
                                                     -----------    -----------    -----------
Change in cash and equivalents                         1,044,853        (38,822)     1,262,936
Cash and equivalents, beginning of period                    -        1,083,675        172,413
                                                     -----------    -----------    -----------
Cash and equivalents, end of period                  $ 1,044,853    $ 1,044,853    $ 1,435,349
================================================================================================


NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)

SCHEDULE I

STATEMENTS OF SHAREHOLDERS' EQUITY FROM COMMENCEMENT OF OPERATIONS,
SEPTEMBER 26, 2003 TO MARCH 31, 2005
(Unaudited)


------------------------------------------------------------------------------------------------------------------------------------
                                                                       Special                Contributed  Accumulated
                                                                       -------                -----------  -----------
                                             Common shares            Warrants     Warrants     Surplus      Deficit        Total
                                             -------------            --------     --------     -------      -------        -----
                                            #             $              $            $            $            $              $
------------------------------------------------------------------------------------------------------------------------------------

Issue of shares for cash                 2,000,000          101           -            -            101
Issue of special warrants for cash             -            -         195,409          -            -             -         195,409
Loss for the year                              -            -             -            -            -         (33,097)      (33,097)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2003               2,000,000          101       195,409          -            -         (33,097)      162,413
Public offering, net of issue costs     30,000,000    1,321,537           -            -            -             -       1,321,537
Conversion of special warrants           4,000,000      195,409      (195,409)         -            -             -             -
Flow through private placement, net
  of issue costs                           206,000      114,891           -            -            -             -         114,891
Stock-based compensation                       -            -             -            -        424,183           -         424,183
Private placement, net of issue costs    1,454,500      539,911           -        256,935          -             -         796,846
Loss for the year                              -            -             -            -            -      (1,121,460)   (1,121,460)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2004              37,660,500    2,171,849           -        256,935      424,183    (1,154,557)    1,698,410
Private placement, net of issue
  costs (Note 3(a))                        666,667      362,583           -        126,667          -             -         489,250
Exercise of stock options (Note 3(b))      100,000      101,500           -            -        (44,000)          -          57,500
Flow through tax effect on date of
  renunciation (Note 3(c))                     -        (45,200)          -            -            -             -         (45,200)
Loss for the three months ended
March 31, 2005                                 -            -             -            -            -        (135,479)     (135,479)
------------------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 2005                 38,427,167    2,590,732           -        383,602      380,183    (1,290,036)    2,064,481
====================================================================================================================================


NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
Three Months Ended March 31, 2005
(Unaudited)
================================================================================
1.   NATURE OF OPERATIONS, ACCOUNTING POLICIES AND GOING CONCERN

Northwestern Mineral Ventures Inc. (the "Company") was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated
September 26, 2003. The Company, which is in the exploration stage, is engaged in the acquisition, exploration and development of properties for the mining of precious and base metals in Canada and Mexico. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values. Some of the Company's mining assets are located outside of Canada and are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

As at March 31, 2005, the Company had cash and equivalents of $1,044,853 and working capital of $1,093,052. Management of the Company believes that it has sufficient funds to pay its ongoing administrative expenses and to meet its liabilities for the ensuing twelve months as they fall due. However, the Company does not have sufficient resources to meet its exploration property expenditures as described in Note 5 of the audited December 31, 2004 financial statements.
The Company's ability to continue operations and fund its exploration property expenditures is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Because of this uncertainty there is some doubt about the ability of the Company to continue as a going concern. These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

The unaudited financial statements have been prepared in accordance with
Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by Canadian generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 2005 may not be necessarily indicative of the results that may be expected for the year ending December 31, 2005.

The balance sheet at December 31, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual financial statements. The interim financial statements have been prepared by management in accordance with the accounting policies described in the
Company's annual financial statements for the year ended December 31, 2004. For further information, refer to the financial statements and notes thereto included in the Company's annual financial statements for the year ended
December 31, 2004.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
Three Months Ended March 31, 2005
(Unaudited)
================================================================================
2.   INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

At March 31, 2005, accumulated costs with respect to the Company's interest in mineral properties owned, leased or under option, consisted of the following:

                         Opening                        Ending        Ending
                         Balance                        Balance       Balance
                        January 1,                     March 31,    December 31,
                           2005       Additions (2)      2005           2004
================================================================================
Bear Project (1)         $560,767       $ 33,398       $594,165       $560,767
Pichachos Project (1)     154,764        185,779        340,543        154,764
Other                      15,269         17,505         32,774         15,269
--------------------------------------------------------------------------------
                         $730,800       $236,682       $967,482       $730,800
================================================================================

(1) The descriptions of these properties can be found in Note 5 of the December
31, 2004 audited financial statements.

(2) Refer to Supplement I of the March 31, 2005 unaudited financial statements for details of additions to the Company's interest in exploration properties and deferred exploration expenditures.

3.   SHARE CAPITAL

Refer to Supplement II of the March 31, 2005 unaudited financial statements for a breakdown of outstanding securities as of April 18, 2005 to comply with Form
51-102F1.

(a) On January 27, 2005, the Company issued 666,667 units in a non-brokered private placement at a price of $0.75 per unit for gross proceeds of $500,000.
Each unit consists of one common share and one common share purchase warrant exercisable at a price of $0.93 until July 27, 2006. The warrants were valued at
$126,667 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield - 0%; expected volatility - 65%; risk-free interest rate - 4.0%; and an expected average life of 18 months.

(b) Stock options to acquire 100,000 common shares at $0.575 per share were exercised for gross cash proceeds of $57,500.

(c) Refer to Note 6(b)(4) of the audited December 31, 2004 financial statements.

4.   WARRANTS

The following table reflects the continuity of warrants and broker warrants:



                                December 31,                             March 31,
                    Exercise       2004                    Expired /       2005      Black- Scholes
  Expiry Date        Price        Balance      Issued     Exercised      Balance        Value ($)
----------------------------------------------------------------------------------------------------

April 15, 2006      $  0.95       450,000          -           -          450,000        126,000
April 15, 2006      $  0.70        31,500          -           -           31,500         10,395
June 3, 2006        $  0.95       502,250          -           -          502,250        120,540
July 27, 2006       $  0.93           -        666,667         -          666,667        126,667
----------------------------------------------------------------------------------------------------
                                  983,750      666,667         -        1,650,417        383,602
====================================================================================================


NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
Three Months Ended March 31, 2005
(Unaudited)
================================================================================

5.   STOCK OPTIONS AND CONTRIBUTED SURPLUS

The following table reflects the continuity of stock options:

                                                   Number of    Weighted Average
                                                    Options      Exercise Price
                                                                       ($)
================================================================================
     Balance, December 31, 2004 (audited)         (1,060,000)          0.61
     Exercised                                      (100,000)          0.58
--------------------------------------------------------------------------------
     Balance,  March 31, 2005 (unaudited)         (1,160,000)          0.61
================================================================================

As at March 31, 2005, the Company had the following stock options outstanding:

        BLACK-SCHOLES      NUMBER OF         EXERCISE         EXPIRY
            VALUE ($)       OPTIONS          PRICE ($)         DATE
================================================================================
           264,000          600,000            0.575      March 26, 2009
(1)        116,183          300,000            0.675      April 23, 2007
(2)            -             60,000            0.720      October 22, 2007
--------------------------------------------------------------------------------
           380,183          960,000
================================================================================

(1) On April 23, 2004, 300,000 stock options exercisable at $0.675 per share were issued to a firm that provides investor relations to the Company. The following assumptions were used under the Black-Scholes option-pricing model:
dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 4%
and an expected life of 3 years. These options were valued at $128,850. As of
March 31, 2005, $116,183 was included in contributed surplus. The remaining
$12,667 will be expensed in the statement of operations and deficit for the period ended June 30, 2005.

(2) On October 22, 2004, 60,000 stock options exercisable at $0.72 per share were granted to a consultant of the Company. The following assumptions were used under the Black-Scholes option-pricing model: dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 4% and an expected life of 3 years. These options were valued at $27,600 and will be charged to exploration property expenditures when certain vesting conditions have been met.

6.   LOSS PER SHARE (LPS)

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and accordingly basic and diluted LPS are the same.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
Three Months Ended March 31, 2005
(Unaudited)
================================================================================

7.   RELATED PARTY TRANSACTIONS

The Company was charged $26,400 during the period (2004 - $37,500) for consulting and other services rendered by directors and/or officers of the
Company. The entire amount has been expensed in the statement of operations and deficit.

These transactions are in the normal course of operations and are measured at the exchange amount which is the consideration established and agreed to by the related parties.

8.   INCOME TAXES

The estimated taxable income for the period is $nil. Based upon the level of historical taxable income, it cannot be reasonably determined if the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.
This estimated taxable temporary difference valuation allowance will be adjusted in the period that it can be determined that it is more likely than not that some or all of the future tax assets or future tax liabilities will be realized.

For further information about the Company's losses for tax purposes, refer to the audited December 31, 2004 financial statements. The benefits for these losses and the estimated loss for the period are not recognized in these financial statements.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Supplement I to Financial Statements
Three Months Ended March 31, 2005
(Unaudited)
================================================================================

INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

ACTIVITY DURING THE PERIOD

                                                          Three Months Ended
                                                              March 31,
                                                             (Unaudited)
                                                        2005             2004
================================================================================
Bear Project
     Opening balance                                 $ 560,767         $    -
--------------------------------------------------------------------------------
     Core analysis                                      29,192              -
     General                                               -             22,197
     Assaying and sampling                               5,699              -
     Interest income                                    (1,493)             -
--------------------------------------------------------------------------------
     Activity during the period                         33,398           22,197
--------------------------------------------------------------------------------
     Closing balance                                 $ 594,165        $  22,197
================================================================================
Pichachos Project
     Opening balance                                 $ 154,764         $    -
--------------------------------------------------------------------------------
     Geological, reports and maps                       69,178              -
     Staking                                            15,926              -
     General                                            11,160              -
     Analysis and assaying                              91,008              -
     Interest income                                    (1,493)             -
--------------------------------------------------------------------------------
     Activity during the period                        185,779              -
--------------------------------------------------------------------------------
     Closing balance                                 $ 340,543         $    -
================================================================================
Other
     Opening balance                                 $  15,269         $    -
--------------------------------------------------------------------------------
     Acquisition costs                                  17,505              -
--------------------------------------------------------------------------------
     Activity during the period                         17,505              -
--------------------------------------------------------------------------------
     Closing balance                                 $  32,774         $    -
================================================================================

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Supplement I to Financial Statements
Three Months Ended March 31, 2005
(Unaudited)
================================================================================

INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

CUMULATIVE FROM INCEPTION
                                            Pichachos
                              Bear Project   Project       Other        Total
================================================================================
Option payments                $  50,000   $      -     $      -     $  50,000
Acquisition costs                    -            -         32,774      32,774
Core analysis                     29,192          -            -        29,192
Claim payments                     1,500          -            -         1,500
Staking                              -         15,926          -        15,926
Transportation                   210,997        3,836          -       214,833
Drilling                          85,865        3,405          -        89,270
General                           60,679       28,508          -        89,187
Camp costs                        60,671        5,940          -        66,611
Project management fees           40,759        8,965          -        49,724
Labour                            29,741        8,830          -        38,571
Consulting fees                   13,594          -            -        13,594
Geological, reports and maps         -         65,613          -        65,613
Professional fees                    -          8,535          -         8,535
Analysis and assays               16,707      196,524          -       213,231
Interest income                   (5,540)      (5,539)         -       (11,079)
--------------------------------------------------------------------------------
                               $ 594,165    $ 340,543    $  32,774   $ 967,482
================================================================================

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Supplement II to Financial Statements
Three Months Ended March 31, 2005
(Unaudited)
================================================================================

The following securities were outstanding as at April 18, 2005:

i)   38,427,167 common shares

ii)  Stock Options

                         NUMBER OF          EXERCISE               EXPIRY
                          OPTIONS           PRICE ($)               DATE
================================================================================
                           600,000            0.575            March 26, 2009
                           300,000            0.675            April 23, 2007
                            60,000            0.720            October 22, 2007
--------------------------------------------------------------------------------
                           960,000
================================================================================

iii) Warrants

                                December 31,                           April 18,
                     Exercise      2004                  Expired /       2005
 Expiry Date           Price      Balance      Issued    Exercised     Balance
--------------------------------------------------------------------------------
April 15, 2006        $ 0.95      450,000          -         -          450,000
April 15, 2006        $ 0.70       31,500          -         -           31,500
June 3, 2006          $ 0.95      502,250          -         -          502,250
July 27, 2006         $ 0.93          -        666,667       -          666,667
--------------------------------------------------------------------------------
                                  983,750      666,667       -        1,650,417
================================================================================

