Form 20-F
period 2005-12-31
Northwestern Mineral Ventures Inc.
filed 2006-06-30
CIK 1290982

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2005

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                          to

Commission file number – 0-50822

NORTHWESTERN MINERAL VENTURES INC.

(Exact name of Registrant as specified in its charter)

NORTHWESTERN MINERAL VENTURES INC.

(Translation of Registrant's name into English)

Province of Ontario, Canada

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

80,226,090

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.         Yes . No .

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.         Yes . No .

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.         Yes . No .

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of ‘‘accelerated filer and large accelerated filer’’ in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer .                                        Accelerated filer .                                    Non-accelerated filer .

Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17 . Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).         Yes. . No .

All references herein are to Canadian dollars. Reference is made to ‘‘Item 3. Key Information.’’ for exchange rate information for the Canadian Dollar.

TABLE OF CONTENTS	i
PART I	1
Item 1. Identity of Directors, Senior Management and Advisers	1
Item 2. Offer Statistics and Expected Timetable	1
Item 3. Key Information	1
Selected Financial Data	1
Capitalization and Indebtedness	2
Reasons for the Offer and Use of Proceeds	2
Risk Factors	2
We Have No Ongoing Mining Operations, None of our Mineral Properties Contain a Known Commercially Mineable Mineral Deposit, We Have Never Received Any Revenues From Mining Operations, and Our Chances of Reaching the Development Stage on Any of our Properties is Remote	3
We Will Need to Raise Substantial Funding in Order to Carry Out Our Activities	3
Lack of Revenue Producing Operations	4
We Could Lose our Interests in our Properties if Minimum Annual Work is Not Conducted	4
Title To Our Mining Properties Has Not Been Verified.	4
The Value of our Mineral Properties is Dependent Upon Commodity Prices Which Can Fluctuate Widely	4
We Are Not Engaged in Mining Operations; In the Event We Engage in Mining Operations in the Future, We Would Face Substantial Regulation	5
Titles to the Mexican Properties in which the Company has an Interest are not Registered in the Name of the Company, which may Result in Potential Title Disputes Having a Negative Impact on the Company.	5
The Properties in Which the Company has Interests in Mexico are Subject to Changes in Governmental Laws, Regulations, Economic Conditions or Shifts in Political Attitudes or Stability in Mexico	5
Mexican Foreign Investment and Income Tax Laws apply to the Company	5
Foreign currency fluctuations and inflationary pressures may have a negative impact on the Company's financial position and results	6
Regulation of Mining Operations in Mexico is Very Extensive	6
Risks related to the Company’s Foreign Investments and Operations	6
There is a Risk that we will be Unable to Compete for Mineral Properties, Investment Funds and Technical Expertise	6
We Do Not Have Insurance; We Will Not be Able to Insure Against All Possible Risks	6
If We are Unable to Maintain the Infrastructure for Our Exploration Activities, We Could be Adversely Affected	7
Management May Be Subject to Conflicts of Interest Due to Affiliations with Other Resource Companies	7
Our Management May Not Be Subject to U.S. Legal Process	7
Prices for Precious Metals such as Gold are Volatile and Could Decline	7
Our Stock will be a Penny Stock which Imposes Significant Restrictions on Broker-Dealers Recommending the Stock For Purchase	8
Our Stock Price Could be Volatile	8
We Do Not Plan to Pay Any Dividends in the Foreseeable Future	8
The Company has Only One Full-Time Employee	8
Future Sales of Common Shares by Existing Shareholders	8
Item 4. Information on the Company	9
History and Development of the Company	9

i

ii

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not Applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

All dollar amounts in this Annual Report are expressed in Canadian dollars. The following tables set forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the years 2001-2005 and for the period December 31, 2005 through May 31, 2006.

YEAR	AVERAGE
2001	.6579
2002	.6776
2003	.7186
2004	.7702
2005	.8276

	LOW	HIGH
May 2006	.8903	.9100
April 2006	.8534	.8926
March 2006	.8531	.8834
February 2006	.8638	.8771
January 2006	.8528	.8744
December 2005	.8521	.8690

The exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. At June 27, 2006, one Canadian dollar, as quoted by Reuters and other sources at 4 P.M. Eastern Time for New York foreign exchange selling rates (for bank transactions of at least $1,000,000), equaled $.8909 in U.S. dollars. (Source: The Wall Street Journal)

A.	Selected Financial Data.

Following is selected financial data of the Company, expressed in Canadian dollars, for the period from the Company’s incorporation on September 26, 2003 through December 31, 2005, the date of its audited consolidated financial statements, which were prepared in accordance with Canadian generally accepted accounting principles (‘‘Canadian GAAP’’), which differ substantially from United States generally accepted accounting principles (‘‘US GAAP’’). Reference is made to Note 15 to the audited consolidated financial statements for the period ended December 31, 2005, which is contained below in ‘‘Item 18. Financial Statements.’’ Note 15 provides a description of the differences between Canadian and United States generally accepted accounting principles, and how these differences could affect the Company’s financial statements. On July 27, 2004 the Company completed a 2 for 1 stock split, pursuant to which each issued Share of the Company was subdivided into two Shares. On September 6, 2005, the Company completed an additional 2 for 1 stock split, pursuant to which each issued Share of the Company was subdivided into two Shares. The outstanding warrants and stock options were also sub-divided at the same ratio as the common shares. Shares and per Share amounts in this Annual Report and in the Selected Financial Data have been retroactively adjusted to reflect the stock splits.

CANADIAN GAAP
Can $

	Three Month Period ended March 31, 2006 (unaudited) $	Three Month Period ended March 31, 2005 (unaudited) $	Year Ended December 31, 2005 (audited) $	Year Ended December 31, 2004 (audited) $	Period from September 26, 2003 to December 31, 2003 (audited) $
Revenues	—	—	—	—	—
Loss for the Period	280,119	135,479	1,780,074	1,121,460	33,097
Loss Per Share	0.00	0.00	0.02	0.02	0.01
Cash Flows from Operating Activities	(257,791)	(348,225)	(851,997)	(587,006)	(23,097)
Cash Flows from Financing Activities	(692,828)	(237,347)	(707,330)	(735,006)	—
Total Assets	3,242,203	2,086,254	2,856,700	1,896,035	172,413
Current Assets	1,366,352	1,114,825	1,774,293	1,161,660	172,413
Liabilities	176,286	21,773	170,817	197,625	10,000
Share Capital	6,280,667	3,354,517	5,620,514	2,852,967	195,510
Deficit	3,214,750	1,290,036	2,934,631	1,154,557	33,097
Shareholders’ Equity	3,065,917	2,064,481	2,685,883	1,698,410	162,413

The following table sets forth how the Selected Financial Data presented above would be presented under US GAAP for the fiscal years ended December 31, 2005 and December 31, 2004, and the period from September 26, 2003 through December 31, 2003:

US GAAP
Can $

	Year ended December 31, 2005 (audited) $	Year ended December 31, 2004 (audited) $	Period from September 26, 2003 to December 31, 2003 (audited) $
Loss for the Period	2,170,175	1,852,260	33,097
Loss Per Share	0.03	0.03	0.00
Cash Flows from Operating Activities	(1,554,381)	(1,317,806)	(23,097)
Cash Flows From Investing Activities	(707,330)	(735,006)	—
Total Assets	1,780,999	1,165,235	172,413
Deficit	4,055,532	1,885,357	33,097

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

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

We Have No Ongoing Mining Operations, None of our Mineral Properties Contain a Known Commercially Mineable Mineral Deposit, We Have Never Received Any Revenues From Mining Operations, and Our Chances of Reaching the Development Stage on Any of our Properties are Remote. Since our inception, we have never engaged in any mining operations and the Company has not generated any revenues from mining operations. Our activities have been limited to the highly speculative business of acquiring and exploring properties in the hope that commercial quantities of gold, uranium or other minerals, will be discovered. At the present time, none of our properties contain a known commercially mineable mineral deposit. We believe that the probability of our reaching the development stage on any of our properties is remote for a number of reasons. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties, which are explored, are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, including, but not limited to the following: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Because so few properties which are explored ever become producing mines, investors must be prepared for the possibility that we will be unsuccessful and that they could lose their entire investment.

In the remote possibility that we place any of our properties into production, of which there can be no assurance, we would face numerous risks associated with mining operations. These risks include adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes, and the inability to maintain the infrastructure for our production activities. Mining and mining exploration is risky, presenting potentially dangerous conditions for workers. Large, heavy equipment and machinery is used and toxic substances are utilized and encountered in exploration, extraction, and processing. Misuse and accidents could result in serious injury and death to personnel. Such events could be caused by numerous factors including faulty equipment, unsafe practices, explosions, fires, natural phenomenon (such as lightning, mudslides, cave-ins, etc.), which may be impossible to avoid and protect against. In the event of any such misuse, accidents or natural disasters, personnel could be injured and killed, and mining operations suspended or terminated. In addition, any future development activities, of which there can be no assurance, would depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could make it very difficult, if not impossible, to engage in any development activities and force us to incur expenses that we had not planned on spending.

We Will Need to Raise Substantial Funding in Order to Carry Out Our Activities.    The Company has substantial financial obligations, including exploration funding requirements and purchase payment obligations, relating to its existing property interests. It will be necessary in the near and over the long term to raise substantial funds to maintain existing property interests, acquire, explore, and if warranted, develop mineral properties. In addition, in the event it is determined that any of our properties contain a commercially mineable mineral deposit, of which there can be no assurance, it is anticipated the Company would require substantial funds to place such property into production.

However, there can be no assurance we would be able to raise the necessary funds. Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment’’ and Item 5. Operating and Financial Review and Prospects. F. Tabular Disclosure of Contractual Obligations’’ for a description of the Company’s financial commitments relating to its various property interests. In our audited consolidated financial statements for the year ended December 31, 2005, our auditors expressed substantial doubt as to our ability to continue as a going concern. In May 2006, the Company raised gross proceeds of approximately $17.9 million in a private offering of its securities. Although the funds raised in May 2006 will allow the Company to meet its existing financial obligations over the next 24 months, there is no assurance that in the future we will be able to raise the necessary funds on acceptable terms, or at all. If we do not raise these funds, investors could lose their investment. If we are able to raise these funds, it is likely that investors will experience dilution of their interests, which could result in a decrease in the value of their Shares.

Lack of Revenue Producing Operations.    Since inception, the Company has not generated any revenues from mining operations. As of December 31, 2005, the Company had an accumulated deficit of $2,934,631. Accordingly, the Company’s business operations are subject to all of the risks inherent in companies without cash flow or earnings. The future earnings, if any, and cash flow, if any, from operations of the Company are dependent, in part, on its ability to locate properties containing commercially mineable mineral deposits, of which there can be no assurance.

We Could Lose our Interests in our Properties if Minimum Annual Work is Not Conducted. and Option Payments are not Made.    In order to maintain our interests in all of our various properties, the Company is required to complete certain annual work commitments on each property and make certain option or purchase payments In the event such work is not completed or the required payments are not made, the Company could lose its interest in that property. Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment.’’ for a description of the Company’s work and payment commitments on its various properties.

Title To Our Mining Properties Has Not Been Verified.    Although the title to the properties in which the Company holds interests were reviewed by or on behalf of us, and title opinions were delivered to us, no assurances can be given that there are no title defects affecting such properties. Title insurance generally is not available for mining claims in Canada, and that our ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company has not conducted surveys of the claims in which it holds direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. Accordingly, the properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

The Value of our Mineral Properties is Dependent Upon Commodity Prices Which Can Fluctuate Widely. The price of our Shares, our financial results and exploration, development and mining activities may in the future be significantly adversely affected by declines in the price of gold, copper, or other minerals. Gold, uranium, copper, and other mineral prices fluctuate, like many resource commodities, and are affected by numerous factors beyond the Company’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, uranium, copper or other mineral-producing countries throughout the world. Although the prices of gold, copper or other minerals have increased in recent years, and future price declines could cause continued development of and commercial production from the Company’s properties to be impracticable. Depending on the price of gold, copper, uranium or other minerals, cash flow from mining operations may not be sufficient and the Company could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Company’s mining properties is dependent on gold and uranium or other mineral prices that are adequate to make these properties economic.

In addition to adversely affecting the Company’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

We Are Not Engaged in Mining Operations; In the Event We Engage in Mining Operations in the Future, We Would Face Substantial Regulation.    We are not engaged in any mining operations at the present time and there can be no assurance we will ever engage in any mining operations in the future. All of our current activities are exploratory in nature.There can be no assurance, that we will discover any precious or base metals, establish the feasability of mining a deposit, or, if warranted, develop a property to production and maintain production activities, either alone or as a joint venture participant. Furthermore, there can be no assurance that we would be able to sell either the deposit or the Company on acceptable terms. Mining operations in Canada are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating the removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, provincial and local laws which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed with material adverse effect on the Company's activities. Moreover, compliance with such laws may cause substantial delays and require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for pollution or other environmental damage which it may elect not to insure against due to prohibitive premium costs and other reasons.

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

The Properties in Which the Company has Interests in Mexico are Subject to Changes in Governmental Laws, Regulations, Economic Conditions or Shifts in Political Attitudes or Stability in Mexico. The Company has property interests that are located in Mexico. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Mexico are beyond the control of the Company and may adversely affect its business. Reference is made to ‘‘Item 4. Information on the Company – Business Overview – Regulation of Mining Industry – Mexico.’’

Mexican Foreign Investment and Income Tax Laws apply to the Company.    Corporations in Mexico are taxed only by the Federal Government.  Mexico has a general system for taxing corporate income, ensuring that all of a corporation’s earnings are taxed only once, in the fiscal year in which profits are obtained.  There are two federal taxes in Mexico that apply to the Picachos Project; an asset tax and a corporate income tax.  Corporations have to pay a federal tax on assets at 1.8% of the average value of assets less certain liabilities.  Corporate income tax is credited against this tax.  Mexican corporate taxes are calculated based on gross revenue deductions for all refining and smelting charges, direct operating costs, and all head office general and administrative costs; and depreciation deductions.  The 2005 corporate tax rate in Mexico is 30%.

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

Risks related to the Company’s Foreign Investments and Operations.    The Company conducts exploration activities in Canada, Mexico and Niger.  The Company’s foreign mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could have a material and adverse effect on the Company’s earnings or the viability of its affected foreign operations, which could have a material and adverse effect on the Company’s future cash flows, results of operations and financial condition.

Risks may include, among others, labor disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, war, civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports and increased financing costs. These risks may limit or disrupt the Company’s projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

There is a Risk that we will be Unable to Compete for Mineral Properties, Investment Funds and Technical Expertise.    Significant and increasing competition exists for the limited number of gold, uranium, and other precious metal acquisition opportunities available in North, South and Central America and elsewhere in the world. As a result of this competition, some of which is with large, established mining companies with substantially greater financial and technical resources than us, we may be unable to acquire additional attractive precious metal mining properties on terms we consider acceptable. Moreover, this competition makes it more difficult for us to attract and retain mining experts, and to secure financing for our operations. Accordingly, there can be no assurance that our exploration and acquisition programs will be successful or result in any commercial mining operation.

We Do Not Have Insurance; We Will Not be Able to Insure Against All Possible Risks.    The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability. Although the Company intends to obtain insurance to protect against certain risks in such amounts as it considers to be reasonable, it does not have any insurance at the present time. If and when insurance is obtained, of which there can be no assurance, the insurance will not cover all the potential risks associated with a mining company’s operations. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

If We are Unable to Maintain the Infrastructure for Our Exploration Activities, We Could be Adversely Affected. Our exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s exploration activities and its financial condition.

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

Prices for Precious Metals such as Gold are Volatile and Could Decline.    Historically, gold prices have fluctuated, so that there is no assurance, even if substantial quantities of gold are discovered, that we can make a profit. The prices of uranium, precious and base metals fluctuate on a daily basis and have experienced volatile and significant price movements over short periods of time. Prices are affected by numerous factors beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, central bank transactions, world supply for precious and base metals, international investments, monetary systems, and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased worldwide production due to improved mining and production methods. The effect of these factors cannot be accurately predicted, and the combination of these factors may result in us not receiving adequate returns on invested capital or the investments retaining their respective values. There is no assurance that the price of gold and of other precious and base metals will be high enough so that our properties, assuming that we ever discover substantial quantities of gold, could be mined at a profit.

Our Stock will be a Penny Stock which Imposes Significant Restrictions on Broker-Dealers Recommending the Stock For Purchase.    The Securities and Exchange Commission (SEC) has adopted regulations that define ‘‘penny stock’’ to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These rules include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customers’ account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. If our Shares become subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Shares, if such trading market should ever develop, of which there can be no assurance. Accordingly, this may result in a lack of liquidity in the Shares and you may be unable to sell your Shares on terms you consider reasonable.

Our Stock Price Could be Volatile.    The market price of our Shares, like that of the common shares of many other natural resource companies, has been and is likely to remain highly volatile. Results of exploration activities, the price of gold, copper, uranium, and other precious metals, period-to-period fluctuations in our operating results, changes in estimates of the Company's performance by securities analysts, market conditions for shares of natural resource companies in general, and other factors beyond the control of the Company, could have a significant, adverse impact on the market price of the Shares.

We Do Not Plan to Pay Any Dividends in the Foreseeable Future. The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend until warranted based upon the factors outlined below. The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements and other conditions prevailing at the time.

The Company Will Have Only One Full-Time Consultant Acting in a Management Capacity.    The Company has two management consultants, each acting in their respective capacities as Chairman of the Board of Directors and President and CEO. Mr. Kabir Ahmed acts as the Company’s Chairman and Mr. Marek Kreczmer acts as the Company’s President and CEO. Messrs. Ahmed and Kreczmer are the Company’s only full-time service providers. Mr. Ahmed intends to resign from all of his positions with the Company, including its Board of Directors, on or about July 7, 2006. Mr. Errol Farr, our Chief Financial Officer, works for the Company on a part-time basis, devoting approximately ten to fifteen hours a month on the Company’s affairs. Upon the resignation of Mr. Ahmed, Mr. Kreczmer will be the Company’s only full-time service provider. The loss of Mr. Kreczmer, for any reason, or our inability to attract and retain additional highly skilled employees, may adversely affect our business and future operations. We do not carry key-man insurance on any members of our management

Future Sales of Common Shares by Existing Shareholders.    Sales of a large number of our Shares in the public markets, or the potential for such sales, could decrease the trading price of the Shares and could impair the Company’s ability to raise capital through future sales of Shares. The Company has previously issued Shares at an effective price per share which is lower than the effective price of the Shares in the Company’s public offering of its Shares completed in February 2004. Accordingly, certain shareholders of the Company have an investment profit in the Shares that they may seek to liquidate.

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

B.	Business Overview*.

*	See Glossary on pages 39-42 for terms used throughout this Annual Report.

Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. Often, but not always, forward-looking statements can be identified by the use of words such as ‘‘plans’’, ‘‘expects’’, ‘‘budget’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘intends’’, ‘‘anticipates’’, ‘‘believes’’, or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of exploration activities, the estimation or realization of mineral reserves and resources, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed under Item 3 in the section entitled ‘‘Risk Factors’’. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

General

The Company was founded on September 26, 2003 to explore for precious and base metals and uranium. The Company is currently focused on properties with potential gold and silver deposits, and uranium. The Company is an exploration stage company and is not engaged in any mining operations, and there can be no assurance it will ever engage in mining operations. To date, its only mining interests are (i) an option to acquire a 100% interest in properties in Mexico's Durango state (the

‘‘Picachos Project’’), (ii) the acquisition in March 2006 of the right to explore two uranium properties in the Republic of Niger, Africa, (iii) an option to acquire up to a 65% interest in the North Rae Uranium Project, Northern Quebec, Canada, (iv) an option to acquire a 75% interest in the Waterbury Project, which consists of nine uranium claims in the Athabasca Basin, Saskatchewan, Canada, and (v) a Letter of Intent dated June 9, 2006 granting it the right to conduct due diligence and to potentially enter into an option agreement to acquire the Saguenay Uranium Property, located in Charlevoix County, Quebec. In December 2005 the Company acquired an option to acquire a 100% interest of the Firefly Project, in the La Sal uranium district in southeastern Utah, but in June 2006 decided to let the option lapse. In addition, during the year ended December 31, 2005 the Company dropped its option to acquire a 50% interest in the Bear Project, Longtom Property, located in the Northwest Territories, Canada because it wanted to concentrate more of its resources on the Picachos Project, which it believed had more potential. The Company had spent approximately $600,000 on the Bear Project. Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment.’’ for a detailed description of the Company’s mining interests.

There can be no assurance that a commercially mineable mineral deposit exists on any of these properties.

On May 11, 2006 Mr. Marek Kreczmer, the Company’s President, assumed the position of Chief Executive Officer. Mr. Kabir Ahmed, formerly the Chief Executive Officer, was appointed Chairman of the Company’s Board of Directors. On May 25, 2006, Mr. Wayne Beach, Jon North, and J. Scott Waldie resigned from the Board of Directors and were replaced by Anton Esterhuizen, Simon Lawrence, and Joseph D. Horne. On or about July 7, 2006 Mr. Kabir Ahmed intends to resign from the Company’s Board of Directors. Reference is made to ‘‘Item 6. Directors, Senior Management and Employees.’’

Description of Mining Industry

Our business is highly speculative. We are exploring for base and precious metals and other mineral resources. Ore is rock containing particles of a particular mineral (and possibly other minerals which can be recovered and sold), which rock can be legally extracted, and then processed to recover the minerals which can be sold at a profit. Although mineral exploration is a time consuming and expensive process with no assurance of success, the process is straight forward. First, we acquire the rights to enable us to explore for, and if warranted, extract and remove ore so that it can be refined and sold on the open market to dealers. Second, we explore for precious and base metals by examining the soil, rocks on the surface, and by drilling into the ground to retrieve underground rock samples, which can then be analyzed. This work is undertaken in staged programs, with each successive stage built upon the information gained in prior stages. If exploration programs discover what appears to be an area which may be able to be profitably mined, we will focus our activities on determining whether that is feasible, while at the same time continuing the exploratory activities to further delineate the location and size of this potential ore body. Things that will be analyzed by us in making a determination of whether we have a deposit which can be feasibly mined at a profit include:

1.	The amount of mineralization which has been established, and the likelihood of increasing the size of the mineralized deposit through additional drilling;

2.	The expected mining dilution;

3.	The expected recovery rates in processing;

4.	The cost of mining the deposit;

5.	The cost of processing the ore to separate the gold or uranium from the host rocks, including refining the precious or base metals;

6.	The costs to construct, maintain, and operate mining and processing activities;

7.	Other costs associated with operations including permit and reclamation costs upon cessation of operations;

8.	The costs of capital;

9.	The costs involved in acquiring and maintaining the property; and

10.	The price of the precious or base minerals. For example, the price of one ounce of gold for the years 2001-2005 ranged from a low of $271 U.S. in 2001, to a high of $536.50 U.S. in 2005. At June 28, 2006, the price of gold was $582.75 U.S. per ounce[1] .. The price of one pound of uranium for the years 2001-2005 ranged from a low of $7.25 U.S. in 2001, to a high of $36.25 U.S. in 2005. At June 26, 2006, the price of uranium was $45.50 U.S. per pound.

Our analysis will rely upon the estimates the plans of geologists mining engineers, metallurgists and others.

If we determine that we have a feasible mining project, we will consider pursuing alternative courses of action, including:

•	seeking to sell the deposit or the Company to third parties;

•	entering into a joint venture with larger mining company to mine the deposit; or

•	placing the property into production ourselves.

There can be no assurance, that we will discover any precious or base metals, establish the feasability of mining a deposit, or, if warranted, develop a property to production and maintain production activities, either alone or as a joint venture participant. Furthermore, there can be no assurance that we would be able to sell either the deposit or the Company on acceptable terms, or at all, enter into such a joint venture on acceptable terms, or be able to place a property into production ourselves. If we do enter actual mining operations, which is unlikely in the near future, our operations will be subject to various factors and risks generally affecting the mining industry, many of which are beyond our control. These include the price of precious or base metals declining, the possibility that a change in laws respecting the environment could make operations unfeasible, or our ability to conduct mining operations could be adversely affected by government regulation. Reference is made to ‘‘Item. 3. Key Information. D. Risk Factors.’’

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

The Company has or will make application to the appropriate agencies for permits and licenses relating to those properties upon which the Company intends to carry out work during the 2006 exploration season. For those mineral properties in which the Company has an interest but is not the operator of the work programs, application for the required permits and licenses and the posting of the reclamation bonds will be made by the party entitled to carry out exploration work on the property. The Company believes that it is currently in compliance with all applicable environmental laws and regulations in Canada.

[1]	Based upon the Average Spot Price of Gold, London PM fix.

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

Republic of Niger

There are four types of licenses available for companies and individuals interested in exploration and development of mineral resources. A Prospecting Authorization gives the holder the right to search for one or a number of minerals. It is non-exclusive and confers to the holder any rights to an exclusive exploration permit within the limits and time validity of the Authorization.

Prospecting Authorizations are valid for one year, renewable indefinitely for one year periods. Only surface prospecting is permitted, including remote sensing techniques. The objective of the prospecting program must be stated in the application, although there are no fee or land holding requirements.

An Exploration Permit is valid for three-years, renewable for two further three-year periods subject to certain land holding reduction criteria and field works. The area held under a permit cannot exceed 2,000 km² in a rectangular block.

An Exploration Permit confers to the holder the right to dispose of any minerals obtained during exploration and test work, and also confers the right to a Mining Permit if a viable reserve is discovered. Applications must stipulate the minerals sought (additional minerals can be included later), and a time and expenditure schedule. A variable fee (CFA F 300.000) is tied to the permit, and holders are required to submit progress reports to the Government on their activities.

A Mining Permit will be granted in the case of successful exploration, subject to the right of the Government to participate in the project. A ’small mine’ permit is valid for five years, renewable 3 times for five-year periods, while a ‘large mine’ permit lasts for 20 years initially, renewable 2 times per period of 10 years. Further extensions are possible if commercial reserves remain.

Companies applying for Mining Permits must conform to Nigerien Company law. The Government requires an initial 10% share in the mining project, free of all costs, which can be later increased to a maximum of 30% through share purchases. Fees for mining permits are around $1,400 and $2,000 for small and large mining permits respectively.

The fourth type of license is the Authorization for Small-Scale Mining, and it concerns artisanal level of production.

The Government of Niger has stated that it welcomes overseas private investment as a key to relaunching its national economy, and its mining code contains a number of incentives for potential investors. These include income tax holidays and many exemptions (customs duty exemption, exemption in some cases from value-added tax, the right to remit dividends freely) equal opportunities for overseas and national investors, and guaranteed freedom from nationalization or expropriation.

Mining companies are subject to a number of fees and taxes:

Annual area fees are related to the licenses except to the prospecting authorization.

Mining royalties are payable at a rate of 5.5% of the final selling price of the mineral commodity produced. Royalties are, however, deductible from income tax, which is levied at a rate of 35% after the deduction of operating and production costs. Small mines enjoy a two-year income tax holiday, while for large mines this period extends to five years from the start of commercial production. Dividends distributed to share holders attract a 16% capital gains tax. Other charges include stamp duty, public notary fees, value added tax and social security contributions for employees.

Customs duties are not charged on equipment imported for use for direct mining operations, or temporarily for exploration programs. Mineral products may be exported free of duty.

Niger uses the CFA francs, which is tied to the Euros and is fully convertible (1 Euro = 656 Fcfa). Foreign exchange regulations are very liberal, although with the requirement that overseas transactions must be authorized by the Ministry of Finance and made through a registered bank.

C.	Organizational Structure.

The Company has one inactive U.S. subsidiary.

D.	Property, Plants and Equipment.

A.	Picachos Project, Durango State, Mexico

In July 2004, the Company entered into an option agreement with RNC Gold Inc. (‘‘RNC’’) to acquire a 50% interest in two silver-gold properties in Mexico's Durango and Sinaloa provinces (the ‘‘Picachos Project’’). Subsequently, in October 2005, the Company amended its option agreement to acquire the remaining 50% interest in the Picachos Project. The Picachos property portfolio originally included the 7,700-hectare (19,000-acre) silver-gold Picachos property area in Durango State and the 17,800-hectare (43,900-acre) Tango gold claims in Sinaloa State. In 2005 the Company decided to focus its exploration on the 7,700 hectare silver-gold Picachos Property, so on November 17, 2005 the Company dropped its interest in the Tango gold claims in Sinaloa State.

In order to earn its initial 50% interest in the Picachos Project, the Company must expend $1,500,000 in exploration expenditures on or before December 31, 2006. To March 31, 2006, the Company has spent approximately $786,000 in exploration expenditures on the project and is expected to spend approximately $1 million during the balance of the year. Also, as part of the Picachos Option Agreement, the Company must by July 2007 generate a feasibility study for the production of a minimum of 25,000 ounces of gold per year (‘‘Feasibility Study’’).

Subsequently, in October 2005, the Company amended its agreement with RNC to acquire an option to acquire a 100% interest in the Picachos Project. After the Company earns a 50% interest in the project, the Company will be granted the right to acquire RNC’s remaining 50% stake in the Picachos Project. The purchase price for acquiring the remaining 50% interest would be $20,000,000, payable as follows:

1.	$3,000,000 at the time the Feasibility Study is completed;

2.	$9,000,000 at the Commencement of Commercial Production

3.	$2,000,000 on each of the first through fourth anniversaries of the Commencement of Commercial Production.

In addition, the Company issued RNC 200,000 Shares. To retain its acquisition rights, the Company must keep the claims comprising the Picachos Project in good standing by undertaking minimum work commitments of approximately $50,000 annually.

Kabir Ahmed, currently the Chairman of the Company’s Board of Directors, was a director of RNC at the time the original option agreement was entered into in 2004, but he has resigned his position as a director of RNC during 2005, prior to the October 2005 amendment to the option agreement.

The properties comprising the Picachos Project do not contain a known commercially mineable mineral deposit and the Company’s proposed exploration programs are exploratory in nature.

Property Description, Location and Access

The following information regarding the Picachos Project’s location, access, history, planned exploration activities, and related topics are summarized from a report titled ‘‘A Technical Review of the Picachos Silver-Gold Prospects, Western Durango State, Mexico for Northwestern Mineral Ventures Inc.,’’ prepared by Watts, Griffis and McOuat Limited (‘‘WGM’’), Consulting Geologists and Engineers, and dated November 24, 2004 (the ‘‘WGM Report’’). There is no known commercially mineable mineral deposit on any of the properties comprising the Picachos Project.

The Picachos area is located in the western portion of Durango State, 100 kilometers west-southwest of the state capital, Durango. It is situated within the Zona Minera La Ventana of the Sierra Madre Occidental Mountains. The exploration concessions or licenses are owned by Minera Tango S.A. de CV. (‘‘Tango’’), a Mexican corporation, which is 75% owned by RNC Gold Inc. (‘‘RNC’’), and 25% owned by Minera Camargo S.A. de C.V. (‘‘Camargo’’), a Mexican company. Prior to Tango acquiring the licenses, Camargo acquired the licenses based on the presence of a large number of old native silver-gold mine workings and a favorable geological setting. Most of the mine workings were enlarged as a result of the interest of the early Spanish settlers.

The Los Cochis prospect portion of the property is located just below the village of La Mesa de Los Negros, about 5 kilometers from the main regional highway between Durango and Mazatlan, the capital of neighboring Sinaloa State. It is on the south central part of the ‘‘Camargo’’ concession, part of a larger land package in the southeastern quadrant of a caldera complex in the Western Sierra Madre.

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

Temperatures are subject to seasonal variations, which are largely dependent on elevation. Above 2,000 meters, the climate is drier and temperatures range from over 30°C in summer to below freezing at night in the winter with some snowfall. Below 2,000 meters, the climate gradually becomes more hot and humid, with temperatures ranging from 10°C in winter to 38°C in summer. Irrespective of season, nightfall can bring substantial drops in temperature. The rainy season is from July to October.

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

Based on its comparisons with other mines and mineral deposits in the Sierra Madre, including the Tayoltita Mine located a short distance to the north, the WGM Report concluded that the Picachos area has the potential to host an economically significant silver-gold deposit. In addition, the silver-gold values found on the property demonstrate a potential for bulk tonnage scale mineralization. However, there is no known commercially mineable mineral deposit on any of the properties comprising the Picachos Project and the Company’s proposed exploration programs are exploratory in nature.

Summary of 2004 Minimum Work Exploration Program and Budget

In 2004, the Company completed a limited work program of trenching, soil sampling and geochemistry analysis on both of its silver-gold properties in Mexico. The limited work program, which was completed in December 2004, was required as part of the Company’s minimum work commitments to keep all of the claims in good standing. The Company expended approximately $50,000 towards the limited work program.

Summary of First Phase 2005 Exploration Program

In 2004, the geological and engineering firm of Watts, Griffis and McOuat Limited (‘‘WGM’’), proposed a first phase exploration program costing $526,000 for the Company. This first phase exploration program consisted of additional land acquisition; the acquisition and study of remote sensing imagery; a fixed-wing airborne magnetometer survey; hand trenching, soil geochemical surveying and sampling at three of the most prospective targets for gold (El Toro, Los Cochis and Guadalupe targets); and preparations for underground development and diamond drilling at a fourth site, the El Pino target.

The Company’s first phase exploration program was completed during the third quarter of 2005, at a cost of $620,980. The Company completed all aspects of the WGM first phase exploration program — but has postponed the airborne survey and preparations for underground development at El Pino, which will be carried out in the Company’s second phase exploration program, which is expected to cost $1.0 million.

The results of the first phase exploration program have been generally positive. Results are available for 7,056 samples from Los Cochis, El Toro and Guadalupe. The highest gold values to date were returned from the El Toro samples, which define a strong polymetallic geochemical anomaly. Several of these samples contained in excess of 500 ppb gold, and values of 2,424 ppb gold occurred in soils near the previous mine workings. This discovery at El Toro is in addition to the large Los Cochis anomaly, which returned the highest silver values to date and has already been identified by the Company as a compelling drill target.

Summary of Proposed Second Phase 2005-2006 Exploration Program

The Company is expected to prepare a second phase exploration program, costing $1.0 million, which is expected to be completed by December 30, 2006. The second phase exploration program will be designed to further develop the Los Cochis, El Toro and Guadalupe targets; airborne survey of the Picachos properties; and underground development of the El Pino target. The Company intends to fully fund the second phase exploration program from its existing working capital. In order to retain its option interest in the Picachos Project, the Company must expend an additional $1.0 million in exploration by December 30, 2006.

Management of Picachos Project

Michelle Robinson, MASc, P.Eng., a professional engineer, is the person responsible for overseeing and carrying out the Company’s exploration programs on the Picachos Project in Mexico.

B.	Uranium Concession, Niger, Africa

On March 8, 2006 the Company completed the acquisition of two uranium concessions in Niger, Africa. These concessions, the In Gall Concession and the Irhazer Concession, cover a total 4,000 square kilometers (988,000 acres) and were selected for their favorable geology, exploration potential and strategic location — situated in the same stratigraphy as two operating uranium mines which together yield almost 10% of worldwide production, according to the International Atomic Energy Agency, a division of the United Nations. The Company’s objective in applying for the uranium concessions in the Republic of Niger is to minimize its exploration risk by attempting to diversify the Company’s property portfolio.

The Company was required to file a formal concession application for with the Ministry of Mines & Energy, Niger. The work commitments have been negotiated with the Director of Mines and the application was thereafter referred to the Minister of Mines & Energy for review. After its approval by the Minister of Mines & Energy the application was then forwarded to the Ministers Council for formal approval.

The concessions were granted to the Company for a period of thirty years. Under the terms of the concessions, the Company is required to spend a total of $4.4 million U.S. on exploration of the concessions over the next three years, as set forth below:

YEAR	AMOUNT FOR EACH PROPERTY	TOTAL FOR YEAR
Year 1	$200,000 US	$400,000 US
Year 2	$600,000 US	$1,200,000 US
Year 3	$1,400,000 US	$2,800,000 US

The Company’s concessions provide it with the right to dispose of any minerals obtained during exploration and test work, and also confers on the Company the right to a mining permit, if a viable reserve is discovered.

The Government of Niger is automatically granted an initial ten (10%) percent non-participating interest in the project. In addition, the Government of Niger can subscribe to a maximum twenty (20%) percent interest of the operating company to be formed to develop the properties. In the event the Government of Niger does not subscribe for its 20% interest at the time of incorporation, it will lose its right to subscribe for such interest.

A Mining Convention signed on March 8, 2006 by the Company and the Government of Niger guarantees for thirty years the stability of administrative, judicial, fiscal, customs, financial, economic and social conditions during the duration of the Convention, covering both exploration and exploitation activities.

The Company had prepared a ‘‘Technical Evaluation Report 43-101, Northwestern Mineral Ventures Inc., Uranium Properties, Niger, West Africa,’’ dated March 9, 2006, prepared by Claude Jobin, P.Eng. M.Sc., and El Hamet Mai Ousmane, Ph.D. (‘‘Irhazer and In Gall Technical Report’’).

Property Description

The Irhazer and In Gall concessions are located in the Agades area, department of Techirozrine, Niger. Each concession consists of approximately two thousand (2,000) square kilometers. The rainy season is from June to September with annual rainfall averaging 93 millimeters in Agades. The temperature ranges from 15 degrees Centigrade to 40 degrees centigrade.

Access to Properties

The properties may be accessed from the capital, Niamey, by paved road up to In Gall village and from there by four wheel drive vehicles. In addition, a flight may be taken from Niamey to Arlit, from where the properties can be accessed by four wheel drive vehicles.

Work Program and Budget for the First Three-Year Period

The Irhazer and In Gall Technical Report has recommended a three-year exploration program for the two concessions, costing each a total of $2,200,000 U.S., which the Company intends to follow. According to the Irhazer and In Gall Technical Report, the work program and budget is the same for both properties. The proposed exploration programs are as follows:

The first work program will include an airborne high sensitivity magnetic/gamma ray survey of 5,000 kilometers, along lines 200 meters apart, with a ground follow up of the anomalies.

FIRST YEAR EXPENSES	$US
Contribution to technical training	20,000
Wages of expatriate personnel	15,000
Wages of local personnel	30,000
Airborne Survey 5,000km x $14	70,000
Vehicle	15,000
Equipment	10,000
Office, field camp	10,000
Travel, communication	10,000
Consumables, fuel	10,000
Miscellaneous	10,000
TOTAL:	$200,000

The second year work program will include 6000 meters of reverse circulation drilling at an average depth of 400 meters; samples will be assayed for uranium and multi elements.

SECOND YEAR EXPENSES	$US
Contribution to technical training	$20,000
Wages of expatriate personnel	40,000
Wages of local personnel	30,000
Reverse circulation drilling 6,000m x $50	300,000
Down hole radiometric 6,000 x $10	60,000
Chemical assays 6,500 x $8	52,000
Vehicle	15,000
Equipment	15,000
Office, field camp	15,000
Travel and communications	15,000
Consumables, fuel	15,000
Miscellaneous	23,000
TOTAL:	$600,000

The third year program could include 15,500 meters of drilling if encouraging results were obtained from the previous year

THIRD YEAR EXPENSES	$US
Contributions to technical training	$20,000
Wages of expatriate personnel	70,000
Wages of local personnel	75,000
Reverse circulation drilling 15,500m x $50	775,000
Down hole radiometric 15,500m x $10	155,000
Chemical assays 16,500 x $8	132,000
Equipment	25,000
Office, field camp	40,000
Travel and communications	30,000
Consumables, fuel	25,000
Miscellaneous	53,000
TOTAL:	$1,400,000

The Company intends to pay for the exploration programs from its working capital.

The Company’s President and CEO, Marek Kreczmer, will be supervising the exploration activities through an exploration team composed of Nigerien geologists and expatriate technical professionals.

History

There is no history of exploration on the Irhazer or In Gall concessions. Uranium was first discovered in Niger in 1957. Since that time there have been a number of uranium discoveries, with two open pit mines and one underground mine established. The established mines are located approximately 150 kilometers from the Company’s concessions. However, there can be no assurance that there is a commercially mineable deposit of uranium on any of the Company’s properties. The Company’s activities will be exploratory in nature.

There is no known commercially mineable mineral deposit on either the Irhazer or In Gall concessions.

C.	Waterbury Uranium Project, Saskatchewan, Canada

Pursuant to an agreement dated November 9, 2005 with Canalaska Ventures Ltd. (‘‘Canalaska’’), the Company acquired an option to acquire up to a 75% interest in the Waterbury Uranium Project, Saskatchewan, Canada (‘‘Waterbury Project’’). The Waterbury Project covers 12,417 hectares and includes nine prospective uranium claims located in the Althabasca Basin, Saskatchewan, Canada.

To acquire the 75% interest in the Waterbury Project, the Company would first acquire a 50% interest, with options to acquire additional 10% and 15% interests.

To acquire the initial 50% interest, the Company is required to (i) make cash payments to Canalaska of $150,000, by April 1, 2008, (ii) issue Canalaska a total of 300,000 Shares by April 1, 2007, (iii) incur $2,000,000 of exploration expenditures by April 1, 2008, and (iv) grant Canalaska a 3% net smelter royalty (‘‘NSR’’) on any production, if any, from the Waterbury Project, as set forth below.

The Company is required to pay Canalaska $150,000 as follows:

On or prior to the earlier of December 9, 2005 and the date the agreement was signed	$25,000
On or prior to April 1, 2006	$25,000
On or prior to April 1, 2007	$50,000
On or prior to April 1, 2008	$50,000

The Company is required to issue Canalaska 300,000 Shares, as follows:

On or prior to the earlier of December 9, 2005 and the date the agreement is signed	100,000 Shares
On or prior to April 1, 2006	100,000 Shares
On or prior to April 1, 2007	100,000 Shares

In addition, the Company is required to incur a total of $2,000,000 in exploration expenditures on the Waterbury Project as follows:

On or prior to April 1, 2006	$500,000
On or prior to April 1, 2007	$750,000
On or prior to April 1, 2008	$750,000

Upon the Company satisfying the above requirements, it will have acquired a 50% interest in the Waterbury Project.

As of June 28, 2006 the Company has made all requirements payments and share issuances to Canalaska.

To acquire an additional 10% interest in the Waterbury Project (60% interest in total), the Company will be required to incur an additional $2,000,000 in exploration expenditures within two years of acquiring the 50% interest, with a minimum expenditure of $500,000 in each year.

To acquire an additional 15% interest (75% interest in total), the Company will be required to (i) complete a feasibility study on the Waterbury Project within two years of acquiring the 60% interest (‘‘Development Stage’’), (ii) issue Canalaska 200,000 Shares, (iii) and incur a minimum of $500,000 in annual exploration expenditures for two years. The Company may extend the Development Stage for two years by paying Canalaska a fee of $250,000 in advance for each year of extension.

Upon the Company acquiring its 50% interest in the Waterbury Project, the Company and Canalaska will be deemed to have formed a joint venture, with Canalaska acting as the operator of the joint venture. If the Company increases its interest to 60%, it will be become the operator of the Waterbury Project at that time. After the formation of the joint venture, the party’s obligations to financially contribute to the joint venture will be based upon their respective ownership interests. If any party’s interest in the joint venture falls below 10%, then that party’s interest will revert to a 3% NSR, which in the case of Canalaska, would be in addition to its existing 3% NSR, for a total NSR of 6%.

Location and Access

The Waterbury Project is located in the eastern portion of the Athabasca Basin in Saskatchewan, Canada. The nine mineral claims are located seven miles (12 kilometers) east of the Cigar Lake Deposit and six miles (10 kilometers) south of the Midwest Mine.

Private roads maintained by major uranium producers traverse the property area and provide access to the property, as do numerous drill roads. Daily air service and a provincial highway also serve the area.

Climate

The climate in the Athabasca Basin varies from −50 degrees Celsius in winter to 30 degrees in the summer. Generally, freeze up begins in late October and break up occurs in mid-to-late May. Precipitation is moderate. According to climate conditions, exploration can occur during the winter months once the ground is solidly frozen and in the summer when the break up is completed.

History of Exploration

A large amount of work has been carried out by major uranium producers on areas adjoining the present project claims, with a small portion of this exploration covering the present property. The work included airborne and ground electromagnetic and magnetic surveys, boulder prospecting and geochemistry, lake water and sediment geochemistry and diamond drilling.

Geology

Bedrock throughout the properties is overlain by a pervasive layer of unconsolidated deposits; surface investigation of bedrock lithology and geochemistry is therefore achieved mainly from glacially transported boulders.

Flat-lying Athabasca Group sandstones unconformably overlie the Archean and Aphebian basement rocks throughout the properties with depths to the unconformity varying from about 150 meters in the more easterly blocks to perhaps 400 meters in the north end of claim S-107965.

The boundary between the Wollaston and Mudjatic Domains trends northeast-southwest through the cluster of claim blocks.

Archean granitoid domes (magnetic highs) and Aphebian metasediments as interpreted from magnetic data. The properties are largely within interpreted Aphebian metasediments in places
(as in S-107967) bordering Archean domes.

Two major fault systems with which major uranium deposits are associated traverse the area; the northeast-southwest trending Collins Bay is a broad zone of shearing lying southeast of claim S-107967 and a prominent east-west linear passes through the Cigar Lake and Sand Lake-Wolf Lake deposits. Inferred faults trending 105 degrees appear to offset basement formations on claims S107965 and S-107967.

The main structures controlling mineralization at Cigar Lake and the uranium occurrence trend east-west. Other uranium deposits in the district appear to relate more to northeast-southwest structures.

Magnetic data on claim S-107965 suggest east-west trending metasediments adjacent to an Archean dome and one electromagnetic conductor trending 080 degrees, which indicates possible graphitic horizons. The depth to basement is at, or beyond, the depth range of previous airborne electromagnetic systems and there would appear to be a good chance of detecting additional basement conductors with deeper penetrating systems now available.

There is no known commercially mineable mineral deposit on the Waterbury Project.

D.	North Rae Uranium Project, Northern Quebec, Canada

On March 2, 2006 the Company signed a Letter of Intent to acquire up to a 65% interest in a uranium project in the Ungava Bay region of northern Quebec, Canada, from Azimut Exploration Inc. (‘‘Azimut’’). The ‘‘North Rae Uranium Project’’ consists of three blocks representing 668 claims with a total area of 298.9 square kilometers or 73,835 acres (29,890 hectares).

In order to acquire its initial 50% interest in the North Rae Uranium Project, the Company is required to (i) make cash payments totaling $210,000 over five years, (ii) issue Azimut a total of 150,000 Shares, and (iii) incur a total of $2,900,000 in exploration expenditures over five years, as set forth below.

Under the terms of the Letter of Intent the Company is required to make the following cash payments, totaling $210,000, to Azimut:

Cash Payments to Azimut
$50,000	On execution of Letter of Intent (March 2, 2006)
$30,000	March 2, 2007
$30,000	March 2, 2008
$40,000	March 2, 2009
$60,000	March 2, 2010

Upon receipt of confirmation of acceptance of the filing of the Letter of Intent by the TSX Venture Exchange (‘‘Acceptance Date’’), the Company is required to issue Azimut 100,000 Shares. On the first anniversary of the Acceptance Date, the Company will be required to issue an additional 50,000 Shares to Azimut.

In addition to the cash payments and shares issuance described above, the Company is required to incur the following exploration expenditures on the North Rae Uranium Project, totaling $2,900,000.

Minimum and Cumulative Work Expenditures on the North Rae Uranium Project
$400,000	On or before March 2, 2007
$400,000	On or before March 2, 2008
$700,000	On or before March 2, 2009
$700,000	On or before March 2, 2010
$700,000	On or before March 2, 2011

If and when the Company has made the cash payments totalling $210,000, issued Azimut a total of 150,000 Shares, and incurred the minimum work expenditures totalling $2,900,000, the Company will have acquired a 50% undivided interest in the North Rae Uranium Project, and a joint venture between the Company and Azimut will be deemed to be have been established. The initial, actual and deemed expenditures of each party to the joint venture shall be $2,900,000. Upon the Company acquiring a 50% interest in the North Rae Uranium Project, Azimut will retain a 2% yellow cake royalty (‘‘YCR’’).

To increase its interest to 65% the Company will be required to (i) issue Azimut an additional 100,000 Shares, (ii) pay Azimut $20,000 per year for five years, (iii) incur annual minimum exploration expenditures of $200,000, for a five year period ($1,000,000 in total), and (iv) during this five year period provide Azimut with a Bankable Feasibility Study. If the Company decides not to increase its interest to 65%, it will be required to make a $100,000 payment to Azimut, within two months of its acquiring its 50% interest.

The requirement to provide Azimut with a Bankable Feasibility Study may be extended for three subsequent, annual and consecutive periods of one year each by paying Azimut $50,000 per year.

The Company will act as operator of the project.

Location and Access

The North Rae Project is located in the Ungava Bay region of northern Quebec. The North Rae property is located six to 12 miles (10-20 kilometers) from tide-water and approximately 99 miles (160 kilometers) east of the town of Kuujjuaq. Access to the property is by fixed-wing aircraft or helicopter from Kuujjuaq, which has daily scheduled air service from Montreal.

Climate

The climate is arctic with an average annual temperature between 23°F and 18.5°F (−5°C and −7.5°C). The Ungava Bay area receives about 15 inches to 19 inches (400 millimeters to 500 millimeters) of precipitation annually, with about 45% of this total falling as snow. Each year, there are between 20 and 40 frost-free days. Exploration generally occurs in the summer months.

History of Exploration

The blocks were staked by Azimut Exploration Inc., Northwestern’s joint venture partner on the North Rae property, based on its review of provincial geochemical lake sediment data released during the 1980s, and 1990s, and as recently as 2000 when the most relevant data set was made public by the provincial geological survey. Management of the Company is not aware of any meaningful exploration that has been conducted on the property.

Geology

According to an independent third-party report, the North Rae Project blocks contain geochemical lake sediment anomalies as high as 1,800 parts per million (ppm) uranium. Many values in the range of 100 ppm to 508 ppm were also recorded. According to the report, ‘‘anomalies at 200 ppm uranium exceed the anomalies associated with known uranium deposits at Lac Turgeon (Quebec), Strange Lake (Quebec) and Michelin (Labrador) and several other newly discovered deposits.’’ In a provincial context, most of the area has a high uranium background falling above the 85th percentile. Three main target anomalies, which were defined by Azimut using its proprietary methodology, exhibit 25 to 60 times enrichment in uranium above the local background, while the magnitude and percentage increase in the anomalies suggests a local source for the lake sediment uranium.

The remainder of the geochemical package shows significant cerium enrichment, elevated molybdenum and spotty enrichment in copper, all generating true statistical uranium anomalies on a provincial and local basis.

There is no known commercially mineable mineral deposit on the North Rae Project.

E.	Saguenay Uranium Property, Charlevoix County, Quebec, Canada

Pursuant to a Letter of Intent dated June 9, 2006 with Mr. Edward Bawolak (‘‘Bawolak’’) the Company was granted the right to acquire a 100% interest in the Saguenay Uranium Property (the ‘‘Property’’), located in Charlevoix County, Quebec.

The Property covers approximately 4,000 acres and consists of more than 100 claims and is located near the mouth of the Saguenay River near the north shore of the St. Lawrence River, about 190 km (120 miles) east of Quebec City.

The Letter of Intent granted the Company the exclusive right to conduct due diligence on the Property, including an investigation of any environmental liabilities and a site visit by a qualified geologist appointed by the Company. In consideration of the Company being granted the exclusive right to conduct a due diligence review, the Company is required to make the following cash payments to Bawolak:

On or prior to June 10, 2006	$15,000
On or prior to July 10, 2006	$15,000
On or prior to August 15, 2006	$15,000

In the event the Company decides to proceed, the Company will be granted an option to acquire a 100% interest in the Property, subject to it making the following cash payments and stock issuances to Bawolak:

Cash Payments

Upon the later of (i) the date that final approval of the acquisition is obtained from the TSX VentureExchange, and (ii) the date a definitive option agreementbetween the Company and Bawolak is fully executed (such later date is referred to as the ‘‘Approval Date’’)	$50,000
On or prior to the first anniversary of the Approval Date	$100,000
On or prior to the second anniversary of the Approval Date	$150,000
On or prior to the third anniversary of the Approval Date	$200,000

Share Issuances

Upon the Approval Date	100,000 Shares
On or prior to the first anniversary of the Approval Date	300,000 Shares
On or prior to the second anniversary of the Approval Date	500,000 Shares
On or prior to the third anniversary of the Approval Date	1,100,000 Shares

Upon the Company making the cash payments and stock issuances to Bawolak, the Company will obtain a 100% interest in the Property.

In addition to the payments described above, in the event an economically viable bankable feasibility is completed on the Property, the Company is required to make an additional $500,000 payment to Bawolak, within 30 days of the completion of such bankable feasibility study.

Additionally, Bawolak will be entitled to a net smelter royalty (‘‘NSR’’) of 2% of production generated from the Property. The Company has the right to acquire one half of Bawolak’s NSR (1% NSR) for a purchase price of $1,000,000 if the Company elects within 30 days following the completion of an economically viable bankable feasibility study.

Pending the results of the Company’s due diligence on the Property, the Company and Bawolak agree to negotiate in good faith to execute a definitive option agreement, containing the customary representations, warranties, condition, and covenants customarily found in agreements covering these types of transactions. However, there can be no assurance the Company and Bawolak will be able to enter into a definitive option agreement.

There is no known commercially mineable mineral deposit on the Property.

**************************************

GLOSSARY

Following is a glossary of terms used throughout this Registration Statement.

adit	a horizontal tunnel in an underground mine driven from a hillside surface

assay	a precise and accurate analysis of the metal contents in an ore or rock sample

bornite	a copper ore; a sulphide of copper and iron.

breccia	a fragmented rock, the components of which are angular, and not waterworn.

chalcopyrite	a sulphide of copper and iron.

concentrate	a concentrate of minerals produced by crushing, grinding and processing methods such as gravity, flotation or leaching.

contained gold	total measurable gold in grams or ounces estimated to be contained within a mineral deposit; does not imply that the deposit is economically viable.

cut-off grade	deemed grade of mineralization, established by reference to economic factors, above which material is considered ore and below which is considered waste.

diamond drill	a large machine that produces a more or less continuous core sample of the rock or material being drilled.

dilution	the contamination of ore with barren wall rock; this means that in mining ore, adjacent waste is also extracted (see definition of cut-off grade), which mixes with and reduces the grade of the ore.

feasibility study	a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production.

g/mt or gpt	grams per tonne.

gold deposit	means a mineral deposit mineralized with gold.

gold equivalent	a method of presenting combined gold and silver concentrations or weights for comparison purposes. Commonly involves expressing silver as its proportionate value in gold based on the relative values of the two metals. When gold equivalent is used to express metal sold, the calculation is based on actual prices received. When grades are expressed in gold equivalent, the relative recoveries of the two metals are also taken into account.

grams per cubic meter	alluvial mineralization measured by grams of gold contained per cubic meter of material, a measure of gold content by volume not by weight.

lode mining	mining of gold bearing rocks, typically in the form of veins or stockworks

net profit interest or NPI	a royalty based on the net profits generated after recovery of all costs

net smelter royalty or NSR	a royalty based on the gross proceeds received from the sale of minerals less the cost of smelting, refining, freight and other related costs.

nugget effect	an effect of high variability of gold assays, due to the gold occurring in discreet coarse grains such that their content in any given sample is highly variable.

ore	a naturally occurring rock or material from which minerals, such as gold, can be extracted at a profit; a determination of whether a mineral deposit contains ore is often made by a feasibility study.

ounce or oz.	a troy ounce or 20 pennyweights or 480 grains or 31.103 grams.

opt	troy ounces per ton

patented mining claim	a claim to which a patent has been obtained from the government by compliance with laws relating to such claims.

prospect	an area prospective for economic minerals based on geological, geophysical, geochemical and other criteria

pyrite	a mineral – a common sulphide of iron.

quartz	a rock-forming mineral of silicon and oxygen, often found in veins.

raise	a vertical or inclined tunnel in an underground mine driven upwards from below.

ramp	an inclined tunnel in an underground mine driven downwards from surface

reserve	ore – the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

reverse circulation drill	a large machine that produces a continuous chip sample of the rock or material being drilled

shaft	a vertical or inclined tunnel in an underground mine driven downward from surface

shear	a tabular zone of faulting within which the rocks are crushed and flattened

stock or pluton	a body of intrusive rock that covers less than 40 square miles, has steep dips and is discordant with surrounding rock.

stockwork	multiple small veins of mineralization that have so penetrated a rock mass that the whole rock mass can be considered mineralized.

stratigraphy	Branch of geology which treats the formation, composition, sequence, and correlation of the stratified rocks as part of the Earth’s crust.

strike length	the longest horizontal dimensions of a body or zone of mineralization.

stripping ratio	the ratio of waste material to ore that is estimated for or experienced in mining an ore body.

sulfide	a mineral compound of sulphur and another metallic element such as iron, copper, lead, zinc, and nickel, commonly forming minerals of great economic importance.

ton	short ton (2,000 pounds).

tonne	metric tonne (2,204.6 pounds).

trenching	the surface excavation of a linear trench to expose mineralization for sampling

unpatented mining claim	mining claims to which a deed from the United States government has not been received, and which are subject to annual assessment work in order to maintain ownership.

uranium	a radioactive, silvery-white, metallic element.

vanadium	a gray or white, malleable, ductile, polyvant metallic element.

vein	a tabular body of rock typically of narrow thickness and often mineralized occupying a fault, shear, fissure or fracture crosscutting another pre-existing rock

For ease of reference, the following conversion factors are provided:

1 mile	= 1.609 kilometers	2,204 pounds	= 1 tonne
1 yard	= 0.9144 meter	2,000 pounds/1 short ton	= 0.907 tonne
1 acre	= 0.405 hectare	1 troy ounce	= 31.103 grams

Item 5.    Operating and Financial Review and Prospects.

The following is a discussion of the results of operations of the Company for the period commencing on the date of incorporation of the Company (September 26, 2003) and ending March 31, 2006, and should be read in conjunction with the audited consolidated financial statements of the Company for the period ending December 31, 2005, and the unaudited interim financial statements for the Company for the period ending March 31, 2006, such periods, together with the accompanying notes, included elsewhere in this Annual Report. All references herein are to Canadian dollars. Please see ‘‘Item 3. Key Information.’’ for exchange rate information for the Canadian dollar.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Reference is made to Note 15 of the audited consolidated financial statements for a discussion of the material differences between Canadian and United States generally accepted accounting principles, and their effect on the Company’s financial statements. In addition to historical information, the following discussion contains forward-looking statements that involve risk and uncertainties. The Company’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in ‘‘Risk Factors’’ and elsewhere in this Annual Report.

Overview

The Company was incorporated September 26, 2003 to engage in the acquisition, exploration, and, if warranted, the development of properties containing precious and base metals and uranium. In particular, the Company’s activities since incorporation have focused on the financing of its exploration of the following projects

Project	Type	Location	Status
Picachos	Copper, Gold	Mexico	Active
Irhazer and In Gall	Uranium	Niger	Active
Waterbury	Uranium	Saskatchewan, Canada	Active
North Rae Uranium	Uranium	Quebec, Canada	Active
Saguenay	Uranium	Quebec, Canada	Active
Bear	Copper, Gold	Northwest Territories, Canada	Dropped
Fire Fly	Uranium	Utah, United States	Dropped

On July 27, 2004 the Company completed a 2 for 1 stock split, pursuant to which each issued Share of the Company was subdivided into two Shares. On September 6, 2005 the Company completed a second 2 for 1 stock split, pursuant to which each issued Share of the Company was subdivided into two Shares. Per Share amounts in this Annual Report have been retroactively adjusted to reflect the stock splits.

A.	Operating Results

The Company commenced operations during September 2003. From September 26, 2003 to March 31, 2005, Management devoted most of its time and resources toward (i) organizing the Company, (ii) negotiating the property acquisition agreements and (iii) evaluating properties for acquisition. During this time, no revenues were realized.

The Company funded operations during the period from incorporation (September 26, 2003) to December 31, 2004 through the net proceeds of various financings. On January 27, 2005, the Company completed a non-brokered private placement of 1,333,334 units at a price of $0.375 per unit for gross proceeds of $500,000. Each unit consists of one common share and once common share purchase warrant exercisable at a price of $0.465 until July 27, 2006. In October 2005, 455,000 share purchase warrants, at an exercise price of $0.475, were exercised, resulting in proceeds of $216,125. On December 21, 2005, the Company completed a private placement of 1,707,665 flow-through common shares at a price of $0.60 per Share and 909,091 units at a price of $0.55 per unit. Each unit consists of one common share and one-half of one common share purchase warrant exercisable at a price of $0.70 per Share until December 21, 2006. The Company paid a broker a commission of $106,700 and issued broker warrants entitling it to acquire 63,636 units at an exercise price of $0.55 per unit until December 21, 2006.

On October 14, 2005, 1,900,000 stock options were granted to the Company’s new president, Marek Kreczmer. These stock options are exercisable at a price of $0.75 per share, and expire after five years.

At December 31, 2005, the Company had working capital of $1,603,476, up from $964,035 at December 31, 2004. This increase resulted from the net proceeds raised through equity financings in 2005 less operating and mineral property costs incurred during the same period.

On May 5, 2006 the Company completed a private placement financing of 21,144,027 units of for gross proceeds of $17,972,423. Each unit (priced at $0.85 per unit) consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $1.15 until either (i) the second anniversary of the closing date; or (ii) if the common shares of Northwestern commence trading on either Tier 1 of the TSX Venture Exchange or the Toronto Stock Exchange prior to the second anniversary of the closing date, the fifth anniversary of the closing date.

B.	Liquidity and Capital Resources

At March 31, 2006, the Company had working capital (including cash of $1,307,483) of approximately $1,190,066. The current working capital is the balance left from the proceeds of its equity fundings, after deducting the costs of raising that funding, payment of outstanding accounts payable, payment of the Company’s general and administrative costs, and the monies which have been spent acquiring and exploring its properties to that date.

On May 5, 2006 the Company completed a private placement financing of 21,144,027 units of for gross proceeds of $17,972,423. Each unit (priced at $0.85 per unit) consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $1.15 until either (i) the second anniversary of the closing date; or (ii) if the common shares of Northwestern commence trading on either Tier 1 of the TSX Venture Exchange or the Toronto Stock Exchange prior to the second anniversary of the closing date, the fifth anniversary of the closing date.

On April 28, 2006 the Company issued 100,000 common shares to Azimut Exploration Inc. as partial payment for the North Rae Project.

At June 13, 2006, there were outstanding 13,570,528 share purchase warrants, 63,636 broker warrants and 3,980,000 stock options, which entitle the holders to purchase common shares of the Company.

The Company does not have any material commitments for capital expenditures. The Company does not have any debt instruments outstanding. Other than its exploration commitments and purchase/option payment commitments described in F. Tabular Disclosure of Contractual Obligations, the Company does not anticipate having to commit to undertake any significant capital expenditures in the foreseeable future.

The Company’s expenditures to date have satisfied the various conditions necessary to maintain the Company’s option agreements on the Company’s Pichachos copper-gold and the Irhazer and In Gall, Waterbury and North Rae Uranium Projects. For the next twelve months, the Company anticipates that it will require approximately $5,000,000 in funds to satisfy its share of the exploration costs on these projects. The Company will need $3,275,000 to satisfy its exploration and purchase payment obligations for its various property interests. In addition, the Company believes it will need a minimum of $500,000 for expenses relating to administration, salaries, and shareholder and public relations activities. The Company has sufficient capital on hand to undertake is exploration plans and fund its general and administrative expenses. However, there can be no assurance the Company will be able to raise the necessary funds to fulfill its obligations.

Since the Picachos Project, Irhazer and In Gall, Waterbury and North Rae Projects are only at the exploration stage, the Company has no sources of revenue other than interest earned on its cash. The primary source of funding for the Company is the issue of equity capital. The Company’s capital requirements in the future will be largely dependant upon the success of its various exploration programs. Until such time as a feasibility study is completed and a production decision is made with regard to one of the Company’s properties, it is expected that the only available source of future capital will be through the issuance of additional equity shares. The availability of equity capital, and the price at which additional equity could be issued, is dependent upon the success of the Company’s exploration activities, and upon the state of the capital markets generally. See ‘‘Item 3. Key Information. D. Risk Factors.’’

C.	Research and development, patents and licenses, etc.

Since its incorporation on September 26, 2003 the Company has not engaged in any research and development activities.

D.	Trend Information.

Not Applicable.

E.	Off-Balance Sheet Arrangements.

The Company is not engaged in any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations.

The Company’s contractual obligations are in connection with its following mining interests: (i) an option to acquire a 100% interest in properties in Mexico's Durango provinces (the ‘‘Picachos Project’’), (ii) the acquisition in March 2006 of the right to explore two uranium properties in the Republic of Niger, Africa, (iii) an option to acquire up to a 65% interest in the North Rae Uranium Project, Northern Quebec, Canada, (iv), an option to acquire a 75% interest in the Waterbury Project, which consists of nine uranium claims in the Athabasca Basin, Saskatchewan, Canada, and (v) a Letter of Intent dated June 9, 2006 granting it the right to conduct due diligence and to potentially enter into an option agreement to acquire the Sequaney Uranium Property, located in Charlevoix County, Quebec. Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment’’ for a description of the Company’s obligations regarding its various property interests.

			Payments due by Period
	TOTAL		LESS THAN ONE YEAR	1-3 YEARS		3-5 YEARS		MORE THAN FIVE YEARS
Contractual Obligations
Payments relating to Picachos Project	$22,000,000		$1,000,000	$4,000,000		$9,000,000		$8,000,000
Payments relating to Niger Concessions	$4,400,000		$400,000	$4,000,000		0		0
Payments relating to Waterbury Project	$2,150,000		$1,350,000	$800,000		0		0
Payments relating to North Rae Uranium Project	$3,110,000		$480,000	$1,870,000		$760,000		0
Payments relating to Sequaney Uranium Property	$545,000	*	$45,000		*		*		*
TOTAL FOR ALL PROPERTY INTERESTS	$32,205,000		$3,275,000	$10,670,000		$9,760,000		$8,000,000

*	The timing of the additional $500,000 payments cannot be determined at this time.

Item 6.    Directors, Senior Management and Employees.

A.	Directors and Senior Management.

Directors and Officers.    The names, municipalities of residence and principal occupations of the directors and officers of the Company are as follows:

NAME & MUNICIPALITY OF RESIDENCE	POSITION WITH COMPANY	PRINCIPAL OCCUPATION	AGE
Kabir Ahmed Toronto, Ontario Canada	Chairman of the Board of Directors	Chairman of the Board of Directors – Northwestern Mineral Ventures Inc.	38
Marek Kreczmer British Columbia, Canada	Chief Executive Officer, President, Director	Chief Executive Officer, President – Northwestern Mineral Ventures Inc.	55
Anton Esterhuizen South Africa	Director	Geologist, Managing Director – Pangea Exploration (Pty)	55
Simon Lawrence Toronto, Ontario Canada	Director	Mining Engineer	43
Joseph D. Horne Kirkland Lake, Ontario Canada	Director	President & CEO – Vault Minerals Inc.	42
Errol Farr Bradford, Ontario Canada	Chief Financial Officer	Certified Management Accountant	43

Kabir Ahmed, a securities lawyer, currently serves as the Company’s Chairman of the Board. Mr. Ahmed has announced its intention to resign from the Company’s Board of Directors on or about July 7, 2006. He was also the founding CEO and a director of Southampton Ventures Inc., a junior mineral exploration company he took public onto the TSX Venture Exchange. Mr. Ahmed is also the President of Richmond Capital Partners Inc., a fully licensed Limited Market Dealer in Ontario. Prior to that, he served as the Ontario Regional Manager for the Toronto Stock Exchange. Mr. Ahmed holds a B.Sc. from the University of Toronto, an LL.B. from Osgoode Hall Law School, and a Masters of Business Administration in Corporate Finance from the Schulich School of Business. He has been admitted to the Bars of New York and Ontario. Mr. Ahmed has not entered into any non-competition or non-disclosure agreement with the Company.

Marek Kreczmer has been a geologist and mining executive for more than 30 years. He has worked for major and emerging mining industry companies focused on uranium, base and precious metals. Mr. Kreczmer also has extensive experience in corporate governance and administration as a current and former director of several publicly listed mining companies in Canada. In 1991, Mr. Kreczmer founded Tan Range Exploration Corporation (now Tanzanian Royalty Exploration Corporation), a company active in the Tanzania region of Africa, which he served as the President through to 2003. His background includes work with the uranium giant Cameco Corporation, AGIP Canada Ltd., Granges Exploration Ltd., Golden Patriot Mining Inc., Soho Resources Corp. and Northern Canadian Minerals Inc. Mr. Kreczmer obtained a B.Sc. Honours (Mineral Deposits Major) from the University of Ottawa and a Master of Science specializing in mineral deposits from the University of Toronto. He is a member of the Association of Professional Engineers of Saskatchewan and the Prospectors and Developers Association of Canada (PDAC). Mr. Kreczmer dedicates approximately 70% of his time to the Company and has not entered into any non-competition or non-disclosure agreement with the Company.

Errol Farr was appointed the Company’s Chief Financial Officer in January 2005. A Certified Management Accountant, Mr. Farr has 15 years of experience as a Certified Management Accountant (CMA) including the supervision of finance, accounting and operations departments. His background also consists of 10 years with numerous publicly listed junior mining companies, as well as consulting assignments. Mr. Farr studied at Queen's University and received his CMA accreditation in 1990.

Anton Esterhuizen, M.Sc., B.Sc. (Hons), is an experienced geologist with extensive experience in Africa. Among his career highlights, he is credited with the discovery and evaluation of the Xstrata Group's world-class, high-grade Rhovan vanadium deposit in South Africa, the re-evaluation of the sizeable Burnstone gold deposit, also in South Africa, and a number of Tanzanian gold deposits. At present, Mr. Esterhuizen is Managing Director of Pangea Exploration (Pty) Limited in Johannesburg and a director of Tanzanian Royalty Exploration Corporation. His background also includes work with African precious metals producer Gold Fields Ltd. Mr. Esterhuizen is a fellow of the Geological Society of South Africa and the first recipient of the Des Pretorius Memorial Award for outstanding work in economic geology in Africa. He also received the Dreyer Award from the Society for Mining Metallurgy and Exploration Inc. (USA) for outstanding achievements in applied economic geology, one the world's most prestigious awards for exploration.

Simon Lawrence Mr. Lawrence, B.Eng (Mining Engineering) ACSM, MBA (International Finance), is a seasoned professional in the resources sector. Earlier in his career, Mr. Lawrence worked in mining production on the underground platinum and gold mines of South Africa. Following this Mr. Lawrence worked for HSBC James Capel and ABN AMRO Bank in London, England, where he was involved in financing and developing mining exploration companies in numerous countries throughout the world. More recently, Mr Lawrence was VP Corporate Development of Gabriel Resources Ltd, where he was a key team member in the discovery, development and financing of the multi-million ounce Rosia Montana gold project in Romania, Eastern Europe. Mr. Lawrence was also a founder and director of Canadian-listed African Gold Group and European Goldfields Limited.

Joseph D. Horne studied at the Haileybury School of Mines, and has worked in the mining industry for more than 20 years, with his experience spanning exploration and project development in both underground and open-pit production environments. Currently the President and Chief Executive Officer of Vault Minerals Inc., Mr. Horne also has extensive exploration and corporate experience through his work with more than a dozen mining contractors, producers, junior explorers and consulting/contracting firms.

On May 25, 2006 Mr. Wayne Beach, Jon North, and J. Scott Waldie resigned from the Company’s Board of Directors and were replaced by Messrs. Esterhuizen, Lawrence, and Horne.

B.	Compensation.

The following table sets forth all annual and long-term compensation for services rendered in all capacities to the Company for the fiscal year ended December 31, 2005 in respect of the individuals who were, at December 31, 2005, the President and Chief Executive Officer and the Chief Financial Officer (collectively, the ‘‘Named Executives’’) of the Company.

Summary Compensation Table

Name and Title	Period Ended	Annual Compensation				Long Term Compensation			All Other Compen- sation ($)
		Salary ($)		Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted(1) (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Kabir Ahmed Chief Executive Officer	Dec 31, 2005	$90,000		Nil	Nil	Nil	Nil	Nil	Nil
Errol Farr, Chief Financial Officer	Dec 31, 2005	$21,000	(1)	Nil	Nil	Nil	Nil	Nil	Nil
Roderick Chisholm Past Chief Financial Officer	Dec 31, 2005	$3,000	(2)	Nil	Nil	Nil	Nil	Nil	Nil
Marek Kreczmer President	Dec 31, 2005	$21,000	(3)	Nil	Nil	Nil	Nil	Nil	Nil

1.	Mr. Farr receives a salary of $24,000 per annum, which salary commenced on February 10, 2005. Accordingly, the total amount paid to Mr. Farr for the fiscal year ended December 31, 2005 was based upon an annualized salary of $24,000 pro rated for his period of employment in 2005.

2.	Mr. Chisholm received a salary of $3,000 for 2005, which salary ceased on February 10, 2005 when Mr. Chisholm ceased to act as Chief Financial Officer of the Company. Accordingly, the total amount paid to Mr. Chisholm for the fiscal year ended December 31, 2005 was based upon an annualized salary of $24,000 pro rated for his period of employment in 2005.

3.	Mr. Kreczmer receives a salary of $100,000 per annum, which salary commenced on October 14, 2005 when Mr. Kreczmer was appointed the Company’s President. Accordingly, the total amount paid to Mr. Kreczmer for the fiscal year ended December 31, 2005 was based upon an annualized salary of $100,000 pro rated for his period of employment in 2005. On May 11, 2006 Mr. Kreczmer was appointed Chief Executive Officer.

On May 25, 2006 the Company, through its Compensation Committee consisting of Wayne Beach, Jon North, and J. Scott Waldie, established the following compensation plan for its directors, which is retroactive to the Company’s incorporation on September 26, 2003:

1. $10,000 per annum retainer for all directors;

2. An additional $1,000 for each board of directors meeting attended during the year;

3. An additional $2,500 to be paid to the Chair of the Audit Committee and the Chair of the Compensation Committee;

4. An additional $2,000 per annum to be paid to the Chair of the Corporate Governance and Nomination Committee and Chair of the Environmental, Health & Safety Committee.

Director’s fees were calculated as follows: (i) $10,000 per annum + (ii) seven board of directors meetings per year ($7,000).

All persons who had served as a director of the Company since its incorporation on September 26, 2003 received the following retroactive compensation:

1.	Kabir Ahmed, Jon North and J. Scott Waldie – 2.5 years of service – payments of $42,500 to each person.

2.	Wayne Beach – 14 months of service – $19,833.33.

3.	Marek Kreczmer – 9 months of service – $12,750.

In addition, the Compensation Committee awarded the following bonus payments on May 25, 2006:

1.	Jon North – $100,000;

2.	Kabir Ahmed − $25,000.

Kabir Ahmed serves as Chair of the Audit Committee.

Directors are also entitled to participate in the stock option plan of the Company (the ‘‘Plan’’). As at June 13, 2006, the Company had outstanding options to purchase 3,980,000 Shares, of which 3,250,000 may be exercised by directors. See ‘‘Summary of Stock Option Plan.’’

Termination Agreements for Executive Officers and Directors.

On May 25, 2006 the Company agreed, in the event of a change in control of the Company, to make the following payments to Kabir Ahmed, the Company’s Chairman of the Board, and Marek Kreczmer, the Company’s Chief Executive Officer and President. Mr. Ahmed and Mr. Kreczmer would each be entitled to a severance payment equal to two years salary in the event their consulting agreements were terminated in connection with any acquisition of the Company’s Shares resulting in a change of control of the Company, provided the Company has a project which has achieved commercial feasibility at that time. In the event none of the Company’s projects had achieved commercial feasibility by such time, Mr. Ahmed and Mr. Kreczmer would each receive one year’s salary.

Stock Option Plan.

The Company’s shareholders approved the Plan on June 23, 2004. An aggregate of 4,730,000 Shares are currently reserved for issue upon the exercise of options granted pursuant to the Plan. An aggregate of 3,980,000 options have been granted under the Plan to date, leaving an aggregate of 750,000 options available for grant under the Plan as of June 13, 2006.

The purpose of the Plan is to attract, retain and motivate directors, officers, employees and other service providers by providing them with the opportunity, through share options, to acquire a proprietary interest in the Corporation and benefit from its growth. The options are non-assignable and may be granted for a term not exceeding five years.

Options may be granted under the Plan only to directors, officers, employees and other service providers subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the Common Shares may be listed or may trade from time to time. The number of Common Shares reserved for issue to any one person pursuant to the Plan may not exceed 5% of the issued and outstanding Common Shares at the date of such grant. The exercise price of options issued may not be less than the fair market value of the Common Shares at the time the option is granted, subject to any discounts permitted by applicable legislative and regulatory requirements.

Options/SARs Granted during Fiscal Year Ended December 31, 2005

The following table provides details on stock options granted to the Named Executives and Directors during the year ended December 31, 2005:

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Marek Kreczmer	1,900,000	100%	$0.75	$0.75	October 14, 2010

Notes

An aggregate of 1,900,000 options were granted by the Company during the financial year ended December 31, 2005.

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

Roderick Chisholm, who resigned as the Company’s chief financial officer in 2005, exercised his options in January and February 2005. Mr. Chisholm exercised his entire option of 100,000 Shares, resulting in proceeds to the Company of $57,000.

C.	Board Practices.

The directors of the Company are as follows:

NAME	POSITION	DATE APPOINTED DIRECTOR
KabirAhmed*	Chairman of the Board	September 27, 2003
Marek Kreczmer	Director	October 14, 2005
Anton Esterhuizen	Director	May 25, 2006
Simon Lawrence	Director	May 25, 2006
Joseph D. Horne	Director	May 25, 2006

*	Mr. Ahmed has announced his intention to resign from the Company’s Board of Directors on or about July 7, 2006.

Composition of the Audit Committee

The Company’s audit committee is comprised of the Chairman and the independent, non-management directors of the Board of Directors.

Pre-Approval Policies and Procedures

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

Compensation Committee

The members of the Company’s compensation committee are the independent, non-management directors of the Board of Directors. The Compensation Committee may from time to time determine the compensation of the Company’s officers and directors by taking into consideration, among other factors, corporate performance, industry standards for compensation, and the state of the Company’s treasury.

D.	Employees.

The Company has three consultants acting in a management capacity:    Kabir Ahmed, its Chairman of the Board, Marek Kreczmer, its Chief Executive Officer and President, and Errol Farr, its Chief Financial Officer. Mr. Ahmed has announced his intention to resign from the Company’s Board of Directors on or about July 7, 2006.

E.	Share Ownership.

The following table sets forth the shareholdings of the Company’s directors and senior management as at June 23, 2006.

NAME	POSITION	NUMBER OF SHARES OWNED		PERCENTAGE OF OUTSTANDING SHARES*
Kabir Ahmed**	Chairman of the Board	3,900,000	***	3.86%
Marek Kreczmer	CEO, President, Director	0		0
Anton Esterhuizen	Director	0		0
Simon Lawrence	Director	0		0%
Joseph D. Horne	Director	0		0
Errol Farr	Chief Financial Officer	0		0
Officers & Directors, as a group		3,900,000	***	3.86%

*	At June 23, 2006 the Company had 101,126,117 Shares outstanding.

**	Mr. Kabir Ahmed has announced his intention to resign from the Company’s Board of Directors on or about July 7, 2006.

***	These amounts do not reflect the Shares the Company’s officers and directors can each acquire pursuant to the exercise of options, as set forth in the following table.

Name	Number of Shares	Exercise Price	Grant Date	Expiration Date
Kabir Ahmed	400,000	0.2875	March 26, 2004	March 26, 2009
Marek Kreczmer	1,900,000	0.75	Oct. 14, 2005	Oct. 14, 2010
	250,000	0.68	May 25, 2006	May 25, 2011
Anton Esterhuizen	200,000	0.68	May 25, 2006	May 25, 2011
Simon Lawrence	200,000	0.68	May 25, 2006	May 25, 2011
Joseph D. Horne	200,000	0.68	May 25, 2006	May 25, 2011
Errol Farr	100,000	1.10	March 27, 2006	March 27, 2011

Wayne Beach, formerly Chairman of the Board of Directors until his resignation on May 25, 2006, owns 4,399,319 Shares. Jon North and J. Scott Waldie, directors who resigned on May 25, 2006, each own options to acquire 400,000 Shares at an exercise price of $0.2875 per Share. These options expire 90 days from their resignation.

Pursuant to an Escrow Agreement dated January 9, 2004 among Northwestern Mineral Ventures Inc., Equity Transfer Services Inc. (the ‘‘Escrow Agent’’), and Kabir Ahmed (‘‘Ahmed’’), in connection with the Company’s initial public offering of up to 15,000,000 Shares (pre-splits) in February 2004, Ahmed agreed to place 4,000,000 Shares (post two 2-1 stock-splits) in escrow with the Escrow Agent, to be released from escrow as follows:

DATE	NUMBER OF SHARES RELEASED FROM ESCROW
Date Company’s Shares are listed on TSX Venture Exchange (‘‘Listing Date’’)	1/10 of Shares in Escrow
6 Months After Listing Date	1/6 of Shares Remaining in Escrow
12 Months After Listing Date	1/5 of Shares Remaining in Escrow
18 Months After Listing Date	1/4 of Shares Remaining in Escrow
24 Months After Listing Date	1/3 of Shares Remaining in Escrow
30 Months After Listing Date	½ of Shares Remaining in Escrow
36 Months After Listing Date	any Shares Remaining in Escrow

Item 7.    Major Shareholders and Related Party Transactions.

A.	Major Shareholders.

At June 23, 2006 Management is unaware of any person beneficially owning 5% or more of the Company’s outstanding Shares.

At June 23, 2006, the Company had 19 U.S. shareholders of record, holding 18,790,848 Shares, which represented 26.76% of the Company’s outstanding Shares. At such date, there were no arrangements, the operation of which could result in a change of control. All shareholders have the same voting rights with respect to the Shares.

B.	Related Party Transactions.

Kabir Ahmed, currently the Chairman of the Board of Directors, and previously the Company’s President and Chief Executive officer, and owner of 3.86% of the Company’s outstanding Shares, was a director of RNC Gold Inc. ‘‘(RNC’’) at the time the Company entered into its option agreement to acquire a 50% interest in the Picachos Project in Mexico. Mr. Ahmed resigned his position as director of RNC in early 2005, prior to the time the Company negotiated and entered into its Letter of Intent in May 2005 with RNC to acquire a 100% interest in the Picachos Project. Reference is made to ‘‘Item 4. Information on the Company’’ for a description of these transactions.

No other executive officer, person owning at least 5% of the Company’s outstanding Shares, or affiliate thereof, has or has had any material interest, directly or indirectly, in any transaction involving the Company since its incorporation, or in any proposed transaction involving the Company.

Item 8.    Financial Information.

A.	Consolidated Statements and Other Financial Information.

Reference is made to ‘‘Item 18. Financial Statements’’ for the financial statements included in this Annual Report.

There are no legal proceedings of a material nature pending against the Company, or its sole U.S. subsidiary. The Company is unaware of any legal proceedings known to be contemplated by any governmental authorities.

The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend until warranted based upon the factors outlined below. The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements and other conditions prevailing at the time.

B.	Significant Changes.

In May 2006, the Company completed a private placement of 21,144,027 units, resulting in gross proceeds of $17,972,423. Other than the May 2006 financing, there have been no significant changes since the Company’s unaudited financial statements at March 31, 2006.

Item 9.    The Offer and Listing.

A.	Offer and Listing Details.

The Company’s Shares commenced trading (i) on the TSX Venture Exchange in Canada on March 19, 2004 under the symbol ‘‘NWT,’’ (ii) on the Berlin Stock Exchange on March 30, 2004 (‘‘NMV’’), (iii) the Frankfurt Stock Exchange on April 5, 2004 (‘‘NMV’’), and (iv) on the NASD OTC Bulletin Board on August 25, 2004 (‘‘NWTMF’’).

Following is information on the trading history of the Company’s Shares:

The low and high market prices for the Shares, on a quarterly basis, on the TSX Venture Exchange are as follows:

TSX VENTURE EXCHANGE

MONTH AND YEAR	LOW		HIGH
March 2004	.57		1.39
April – June 2004	1.20		1.55
July – September 2004	0.56	*	0.79	*
October – December 2004	0.64	*	0.79	*
January – March 2005	0.70	*	1.01	*
April – June 2005	0.65	*	1.12	*
July – September 2005	0.445		0.97
October – December 2005	0.46		0.87

*	post-split pricing

The low and high market prices for the Shares on the TSX Venture Exchange for the period January 1, 2006 to June 30, 2006 are as follows:

TSX VENTURE EXCHANGE

DATE	LOW		HIGH
January 2006	0.63		0.92
February 2006	0.74		0.87
March 2006	0.75		1.35
April 2006	0.87		1.16
May 2006	0.61		1.06
June 2006	0.40	**	0.63	**

*	post-split pricing

**	As of June 23, 2006.

The closing price of the Shares on the TSX Venture Exchange on June 23, 2006 was $0.55.

The low and high market prices for the Shares, on a quarterly basis, on the Berlin Stock Exchanges and Frankfurt Stock Exchanges are as follows:

BERLIN STOCK EXCHANGE (EUROS)

MONTH AND YEAR	LOW	HIGH
April – June 2004	0.74	0.94
July – September 2004	0.35	0.78
October – December 2004	0.39	0.52
January – March 2005	0.40	0.63
April – June 2005	0.39	0.74
July – September 2005	0.26	0.71
October – December 2005	0.33	0.63

BERLIN STOCK EXCHANGE (EUROS)

MONTH AND YEAR	LOW		HIGH
January 2006	0.41		0.68
February 2006	0.50		0.65
March 2006	0.54		0.90
April 2006	0.62		0.88
May 2006	0.42		0.77
June 2006	0.27	*	0.46	*

*	As of June 23, 2006.

FRANKFURT STOCK EXCHANGE (EUROS)

MONTH AND YEAR	LOW	HIGH
April – June 2004	0.70	0.87
July – September 2004	0.35	0.72
October – December 2004	0.40	0.53
January – March 2005	0.43	0.66
April – June 2005	0.37	0.74
July – September 2005	0.27	0.71
October – December 2005	0.35	0.63

FRANKFURT STOCK EXCHANGE (EUROS)

MONTH AND YEAR	LOW		HIGH
January 2006	0.43		0.67
February 2006	0.54		0.63
March 2006	0.57		0.94
April 2006	0.61		0.88
May 2006	0.40		0.76
June 2006	0.29	*	0.45	*

*	As of June 23, 2006.

At June 27, 2006, one Euro, as quoted by Reuters and other sources at 4 P.M. Eastern Time for New York foreign exchange selling rates (for bank transactions of at least $1,000,000), equaled $1.2581 in U.S. dollars. (Source: The Wall Street Journal)

The low and high market prices for the Shares, on a quarterly basis, on the OTC Bulletin Board are as follows:

OTC BULLETIN BOARD (US $)

MONTH AND YEAR	LOW	HIGH
July – September 2004	0.46	0.60
October – December 2004	0.53	0.63
January – March 2005	0.59	0.82
April – June 2005	0.51	0.90
July – September 2005	0.32	0.90
October – December 2005	0.40	0.73

OTC BULLETIN BOARD (US $)

MONTH AND YEAR	LOW		HIGH
January 2006	0.55		0.84
February 2006	0.62		0.82
March 2006	0.66		1.20
April 2006	0.74		1.04
May 2006	0.50		0.96
June 2006	0.35	*	0.58	*

*	As of June 23, 2006.

The closing prices of the Shares on the Berlin Stock Exchange and Frankfurt Stock Exchange on June 27, 2006 were 0.40 Euros and $0.41 Euros, respectively. The closing price of the Shares on the OTC Bulletin Board on June 27, 2006 was $0.505.

B.	Plan of Distribution.

Not applicable.

C.	Markets

(see A. above)

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

Item 10.    Additional Information.

A.	Share Capital.

Not Applicable.

B.	Certificate and Articles of Incorporation

Common Shares

The Company is authorized to issue an unlimited number of Common Shares (‘‘Shares’’), with no par value.

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

All Shares are entitled to one vote per share at all meetings of shareholders, rank equally as to dividends and as to the distribution of the Company’s assets available for distribution in the event of a liquidation, dissolution or winding up of the Company. There are no preemptive or conversion rights and no provision for redemption, purchase for cancellation, surrender or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such rights and provisions are contained in the Business Companies Act (Ontario) (the ‘‘Act’’) and the regulations promulgated thereunder. Certain fundamental changes to the articles of the Company will require the approval of two-thirds of the votes cast on a resolution submitted to a special meeting of the Company’s shareholders called for the purpose of considering the resolution. These items include (i) an amendment to the provisions relating to the outstanding capital of the Company, (ii) a sale of all or substantially all of the assets of the Company, (iii) an amalgamation of the Company with another company, other than a subsidiary, (iv) a winding-up of the Company, (v) a continuance of the Company into another jurisdiction, (vi) a statutory court approved arrangement under the Act (essentially a corporate reorganization such as an amalgamation, sale of assets, winding-up, etc.), and (vii) a change of name.

Although the Act does not specifically impose any restrictions on the repurchase or redemption of shares, under the Act a corporation cannot repurchase its shares or declare dividends if there are reasonable grounds for believing that (a) the corporation is, or after payment would be, unable to pay its liabilities as they become due, or (b) after the payment, the realizable value of the corporation’s assets would be less than the aggregate of (i) its liabilities and (ii) its stated capital of all classes of its securities. Generally, stated capital is the amount paid on the issuance of a share.

ARTICLES AND BY-LAWS

The following presents a description of certain terms and provisions of the Company’s articles and by-laws.

General

The Company was incorporated in the Province of Ontario on September 26, 2003. Its Ontario Corporation Number is 1589236.

The Company’s corporate objectives and purpose are unrestricted.

Directors

Pursuant to Section 132 of the Business Corporation Act (Ontario) (‘‘OBCA’’), a director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with us shall disclose to us the nature and extent of that interest and shall not vote on any resolution to approve such contract or transaction.

If a quorum of independent directors is present, the directors are entitled to vote compensation to themselves.

Section 137 of the OBCA provides that the directors shall be paid such remuneration for their services as the board of directors may from time to time determine.

Section 184 of the OBCA provides that the board may from time to time on our behalf, without authorization of shareholders:

•	borrow money upon Company credit;

•	issue, reissue, sell or pledge debt obligations of the Company;

•	guarantee on our behalf to secure performance of any obligation of any person; and

•	mortgage, hypothecate, pledge or otherwise create a security interest in all or any of our currently owned or subsequently acquired property of the Company, to secure any obligations of the Company.

There are no provisions in the Company’s by-laws relating to retirement or non-retirement of directors under an age limit requirement. A director need not be a shareholder. A majority of directors must be resident Canadians and at least one-third of the directors must not be officers or employees of the Company or of any of the Company’s affiliates.

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

There are no provisions in either the Company’s Articles of Incorporation or By-laws that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiary.

There are no by-law provisions governing the ownership threshold above which shareholder ownership must be disclosed.

C.	Material Contracts

1.	Escrow Agreement dated January 9, 2004 among Northwestern Mineral Ventures Inc., Equity Transfer Services Inc. (the ‘‘Escrow Agent’’), and Kabir Ahmed (‘‘Ahmed’’). Pursuant to this agreement, in connection with the Company’s initial public offering of up to 15,000,000 Shares, Ahmed agreed to place 1,000,000 Shares (4,000,000 Shares post two 2-1 stock splits) in escrow with the Escrow Agent, to be released from escrow as follows:

DATE	NUMBER OF SHARES RELEASED FROM ESCROW
Date Company’s Shares are listed on TSX Venture Exchange (‘‘Listing Date’’)	1/10 of Shares in Escrow
6 Months After Listing Date	1/6 of Shares Remaining in Escrow
12 Months After Listing Date	1/5 of Shares Remaining in Escrow
18 Months After Listing Date	¼ of Shares Remaining in Escrow
24 Months After Listing Date	1/3 of Shares Remaining in Escrow
30 Months After Listing Date	½ of Shares Remaining in Escrow
36 Months After Listing Date	any Shares Remaining in Escrow

2.	Consulting Agreement with Primoris Group Inc. (‘‘Primoris Group’’), dated April 23, 2004. Under the terms of this agreement, Primoris Group is to provide investor relations services to the Company for one year. Primoris Group is receiving $13,500 per month and has been granted stock options to acquire 300,000 Shares (post-stock split) at an exercise price of $0.675 per Share, with an expiration date of April 23, 2007.

3.	Option Agreement dated July 14, 2004 between RNC Gold Inc. and Northwestern Mineral Ventures Inc. concerning the Picachos Project. Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment.’’ for a description of the agreement.

4.	Letter of Intent dated May 19, 2005 with RNC Gold Inc. pursuant to which the Company was granted the right to acquire a 100% interest in the Picachos Project. Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment.’’ for a description of the Letter of Intent.

5.	Amending Agreement dated October 14, 2005 between Northwestern Mineral Ventures Inc. and RNC Gold Inc. Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment.’’ for a description of the agreement.

6.	Mining Agreement between the Republic of Niger and Northwestern Mineral Ventures Inc. for the Irhazer Concession. Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment.’’ for a description of the agreement.

7.	Mining Agreement between the Republic of Niger and Northwestern Mineral Ventures Inc. for the In Gall Concession. Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment.’’ for a description of the agreement.

8.	Option Agreement between Canalaska Ventures Ltd. and Northwestern Mineral Ventures Inc. concerning the Waterbury Project, dated as of November 9, 2005. Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment.’’ for a description of the agreement.

9.	Letter of Intent dated March 2, 2006 between Northwestern Mineral Ventures Inc. and Azimut Exploration Inc. Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment.’’ for a description of the Letter of Intent.

10.	Consulting Agreement dated November 1, 2003 between Northwestern Mineral Ventures Inc. and Kabir Ahmed. Reference is made to ‘‘Item 6. Directors, Senior Management and Employees’’ for a description of the material terms of this agreement.

11.	Consulting Agreement dated October 14, 2005 between Northwestern Mineral Ventures Inc. and Marek Kreczmer. Reference is made to ‘‘Item 6. Directors, Senior Management and Employees’’ for a description of the material terms of this agreement.

The above descriptions of the Company’s agreements are summaries only. The full agreements are set forth at ‘‘Item 19. Exhibits.’’

D.	Exchange Controls.

There are no laws, governmental decrees or regulations in Canada that restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our shares, other than withholding tax requirements. Reference is made to ‘‘Item E. Taxation.’’

There are no limitations under the laws of Canada or the Province of Ontario, or in our constituting documents, with respect to the right of non-resident or foreign owners to hold or vote Shares other than those imposed by the Investment Canada Act.

The Investment Canada Act is a federal Canadian statute which regulates the acquisition of control of existing Canadian businesses and the establishment of new Canadian businesses by an individual, a government or entity that is a ‘‘non-Canadian’’ as that term is defined in the Investment Canada Act.

Management of the Company believes that it is not currently a ‘‘non-Canadian’’ for purposes of the Investment Canada Act. If the Company were to become a ‘‘non-Canadian’’ in the future, acquisitions of control of Canadian businesses by the Company would become subject to the Investment Canada Act. Generally, the direct acquisition by a ‘‘non-Canadian’’ of an existing Canadian business with gross assets of $5,000,000 or more is reviewable under the Investment Canada Act, with a thresholds of $223 million and $237 million for transactions closing in 2003 and 2004, respectively, for ‘‘WTO investors’’ as defined under the Investment Canada Act. If the Company were to become a ‘‘non-Canadian’’ in the future, Management believes the Company would likely become a ‘‘non-Canadian’’ which is a ‘‘WTO investor.’’ Generally, indirect acquisitions of existing Canadian businesses (with gross assets over certain threshold levels) are reviewable under the Investment Canada Act, except in situations involving ‘‘WTO investors’’ where indirect acquisitions are generally not reviewable. In transactions involving Canadian businesses engaged in the production of uranium, providing financial services, providing transportation services or which are cultural businesses, the benefit of the higher ‘‘WTO investor’’ thresholds do not apply.

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

Investments which are reviewable under the Investment Canada Act are reviewed by the Minister, designated as being responsible for the administration of the Investment Canada Act. Reviewable investments, generally, may not be implemented prior to the Minister’s determining that the investment is likely to be of ‘‘net benefit to Canada’’ based on the criteria set out in the Investment Canada Act. Generally investments by non-Canadians consisting of the acquisition of control of Canadian businesses which acquisitions are otherwise non-reviewable or the establishment of new Canadian businesses require that a notice be given under the Investment Canada Act in the prescribed form and manner.

Any proposed take-over of the Company by a ‘‘non-Canadian’’ would likely be subject only to the simple ‘‘notification’’ requirements of the Investment Canada Act as in all likelihood that non-Canadian would be a ‘‘WTO investor’’ for purposes of the Investment Canada Act. Generally, a ‘‘WTO investor’’ is an individual, other than a Canadian, who is a national of a country which is a member of the World Trade Organization. In the case of a person which is not an individual, a WTO investor is a person which, generally, is ultimately controlled by individuals, other than Canadians, who are nationals of a WTO member. Currently there are 134 countries which are members of the WTO, including virtually all countries of the Western world. The Company would have to have an asset base of at least before the ‘‘reviewable’’ transaction provisions of the Investment Canada Act became relevant for consideration by a third party non-Canadian acquirer, which is not a WTO investor.

E.	Taxation.

Certain Canadian Federal Income Tax Consequences

The following is a general summary of the principal Canadian federal income tax considerations generally applicable to a person who holds Shares and who, at all relevant times, for the purposes of the Income Tax Act (Canada) (the ‘‘Act’’) and any applicable bi-lateral tax convention, is not and has never been resident or deemed to be resident in Canada, deals at arm's length and is not affiliated with the Company, holds his/her Shares as capital property, does not use or hold (and will not use or hold) and is not deemed to use or hold his/her Shares in, or in the course of, carrying on a business in Canada and does not carry on an insurance business in Canada and elsewhere (a ‘‘Non-Resident Holder’’).

The summary is based on the current provisions of the Act and the regulations thereunder and the Company's understanding of the current published administrative practices, and assessing policies of the Canada Revenue Agency (the ‘‘CRA’’). This summary takes into account all specific proposals to amend the Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the ‘‘Proposed Amendments’’) although no assurances can be given that such Proposed Amendments will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision or other changes in administrative practices or assessing policies of the CRA nor does it take into account any provincial, territorial, local or foreign tax considerations. The provisions of provincial income tax legislation may vary from province to province in Canada and, in some cases, differ from federal tax legislation.

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

Dividends on Shares

Dividends paid or credited or deemed under the Act to be paid or credited on the Shares held by a Non-Resident Holder will be subject to Canadian non-resident withholding tax at a general rate of 25%. This rate may be reduced pursuant to the terms of an applicable tax treaty between Canada and the country of residence of the Non-Resident Holder. Dividends paid or credited or deemed under the Act to be paid or credited on the Shares held by a Non-Resident Holder who is resident in the United States for purposes of the Canada− United States Income Tax Convention will generally be subject to Canadian non-resident withholding tax at a rate of 15% and may, in the case of a corporation, be further reduced in certain circumstances.

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

Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at a particular time provided that such Shares are listed on a prescribed stock exchange (which includes Tiers 1 and 2 of the TSX Venture Exchange) at that time unless at any time during the sixty month period immediately preceding the disposition of such Shares, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together will all such persons, owned or had an interest in or right to acquire 25% or more of the Shares of any class or series of the capital stock of the Company. Under certain circumstances, Shares of the Company may be deemed to be taxable Canadian property. In the event that Shares constitute taxable Canadian property to a particular Non-Resident Holder, capital gains realized on the disposition of the Shares held by a Non-Resident Holder who is resident in the United States for purposes of the Canada-United States Income Tax Convention will generally not be subject to Canadian tax unless the value of the Shares at that time is derived principally from real property situated in Canada.

A purchase of Shares by the Company (other than a purchase of Shares in the open market in the manner in which Shares would normally be purchased by any member of the public in the open market) will give rise to a deemed dividend under the Act equal to the amount, if any, by which the amount paid by the Company on the purchase exceeds the paid-up capital of such Shares determined in accordance with the Act. The paid-up capital may be less than the Non-Resident Holder’s adjusted cost base of such Shares. Any such dividend deemed to have been received by a Non-Resident Holder will be subject to non-resident withholding tax as described above. The amount of such deemed dividend will reduce the proceeds of disposition of the Shares to the Non-Resident Holder for purposes of computing the Non-Resident Holder’s capital gain or loss under the Act.

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

Item 13.    Defaults, Dividend Arrearages, and Delinquencies.

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.    Controls and Procedures.

Not applicable.

Item 16 A.    Audit Committee Financial Expert.

The Company’s Chairman and independent, non-management directors serve as the Audit Committee. However, a financial expert does not serve on the Company’s Audit Committee. The Company believes that its Audit Committee is well equipped to address all financial matters of the Company since the Company’s Chief Financial Officer, a Chartered Management Accountant, serves as Secretary and active financial advisor to the Audit Committee.

Item 16 B.    Code of Ethics.

The Company’s Board of Directors has currently requested the formulation of a Draft Proposal for a Code of Business Conduct and Ethics, the specifics of which will be reviewed and considered for possible adoption by the Company’s Board of Directors in due course.

Item 16 C.    Principal Accountant Fees and Services.

The following chart summarizes the aggregate fees billed by the Company’s external auditors for professional services rendered to the Company during the fiscal years ended December 31, 2005 and 2004 and the fiscal period commencing on September 26, 2003 (the date of incorporation of the Company) and ending December 31, 2003, for audit and non-audit related services:

Type of Work	Year Ended Dec. 31, 2005	Year Ended Dec. 31, 2004	Period September 26, 2003 to Dec. 31, 2003
Audit fees*	$27,000	$16,000	$13,000
Audit-related fees**	$0	$10,000	$6,500
Tax advisory fees	$3,000	$0	$0
All other fees	$0	$0	$0
Total	$30,000	$26,000	$19,500

*	Aggregate fees billed for the Company’s annual financial statements and services normally provided by the auditor in connection with the Company’s statutory and regulatory filings.

**	Aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as ‘‘Audit fees’’, including: assistance with aspects of tax accounting, attest services not required by state or regulation and consultation regarding financial accounting and reporting standards.

Item 16 D.    Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

Item 16 E.    Purchases of Equity Services by the Issuer and Affiliated Purchasers.

Not Applicable.

Item 17.    Financial Statements.

See ‘‘Item 18. Financial Statements.’’

Item 18.    Financial Statements.

(1) Consolidated Balance Sheets of the Company as at December 31, 2005 and 2004, and Consolidated Statements of Operations and Deficit, Shareholders Equity, and Cash Flows, for each of the years in the two-year period ended December 31, 2005, the period from inception (September 26, 2003) to December 31, 2003, and the cumulative period from inception to December 31, 2005. These statements were prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 15 to the consolidated financial statements for a description of the differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles.

(2) Unaudited Consolidated Balance Sheet of the Company as at March 31, 2006, Consolidated Statements of Operations and Deficit for the three months ended March 31, 2006, Statements of Cash Flows for the three months ended March 31, 2006, and Statements of Shareholders’ Equity from Commencement of Operations, September 26, 2003 to March 31, 2006.

Item 19.    Exhibits.

Exhibits.    (Reference is made to Registration Statement on Form 20-F, dated March 9, 2004, submitted to the Securities and Exchange Commission on March 15, 2004, for exhibits 1, 2, 3.A-3.B. Reference is made to Annual Report on Form 20-F, for the year ended December 31, 2004, dated July 19, 2005, submitted to the Securities and Exchange Commission on July 20, 2005, for exhibits 3.C and 3.D).

1.	Certificate and Articles of Incorporation.

2.	By-Laws.

3.	List of Agreements.

A.	Escrow Agreement dated January 9, 2004 among Northwestern Mineral Ventures Inc., Equity Transfer Services Inc., and Kabir Ahmed.

B.	Consulting Agreement dated April 22, 2004 with Primoris Group Inc.

C.	Option Agreement dated July 14, 2004 between RNC Gold Inc. and Northwestern Mineral Ventures Inc. concerning the Picachos Project.

D.	Letter of Intent dated May 19, 2005 between Northwestern Mineral Ventures Inc. and RNC Gold Inc. regarding Picachos Project.

E.	Amending Agreement dated October 14, 2005 between Northwestern Mineral Ventures Inc. and RNC Gold Inc.

F.	Mining Agreement between the Republic of Niger and Northwestern Mineral Ventures Inc. for the Irhazer Concession.

G.	Mining Agreement between the Republic of Niger and Northwestern Mineral Ventures Inc. for the In Gall Concession.

H.	Option Agreement between Canalaska Ventures Ltd. And Northwestern Mineral Ventures Inc. concerning the Waterbury Project, dated as of November 9, 2005.

I.	Letter of Intent dated March 2, 2006 between Northwestern Mineral Ventures inc. and Azimut Exploration Inc.

J.	Consulting Agreement dated November 1, 2003 between Northwestern Mineral Ventures Inc. and Kabir Ahmed.

K.	Consulting Agreement dated October 14, 2005 between Northwestern Mineral Ventures Inc. and Marek Kreczmer.

L.	Letter of Intent dated June 9, 2006 between Northwestern Mineral Ventures Inc. and Edward Bawolak regarding the Sequaney Uranium Property.

4.	Consents

A.	Consent of McGovern, Hurley, Cunningham, LLP, Chartered Accountants.

B.	Consent of Watts, Griffis and McOuat Limited, Consulting Geologists and Engineers.

C.	Consent of Claude Jobin, P.Eng., M.Sc

D.	Consent of Azimut-Exploration Inc.

E.	Consent of Canalaska Ventures Ltd.

12.	Certifications

12.1	Certification of Chief Executive Officer.

12.2	Certification of Chief Financial Officer

13.	Certifications

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report statement on its behalf.

NORTHWESTERN MINERAL VENTURES INC.
By: /s/ Marek Kreczmer
By: Marek Kreczmer
Title: President and Chief Executive Officer

Date: June 29, 2006

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

[GRAPHIC TO BE INSERTED]

AUDITORS’ REPORT

To the Shareholders of
NORTHWESTERN MINERAL VENTURES INC.
(An Exploration Stage Company)

We have audited the consolidated balance sheets of Northwestern Mineral Ventures Inc. (An Exploration Stage Company) as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2005, the period from inception (September 26, 2003) to December 31, 2003, and the cumulative period from inception to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2005, the period from inception (September 26, 2003) to December 31, 2003, and the cumulative period from inception to December 31, 2005 in accordance with Canadian generally accepted accounting principles.

McGOVERN, HURLEY, CUNNINGHAM, LLP

[GRAPHIC TO BE INSERTED]

Chartered Accountants

TORONTO, Canada
March 3, 2006

COMMENTS BY AUDITOR FOR US READERS ON CANADA – US REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated March 3, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

McGOVERN, HURLEY, CUNNINGHAM, LLP

[GRAPHIC TO BE INSERTED]

Chartered Accountants

TORONTO, Canada
March 3, 2006

2005 Sheppard Avenue East, Suite 300, Toronto, Ontario, Canada, M2J 5B4

Telephone: (416) 496-1234 – Fax: (416) 496-0125 – E-Mail: info@mhc-ca.com – Website: www.mhc-ca.com

NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

Consolidated Balance Sheets

AS AT DECEMBER 31

	2005	2004
ASSETS
Current
Cash and equivalents (Note 3)	$1,681,524	$1,083,675
Amounts receivable and prepaid expenses	92,769	77,985
	1,774,293	1,161,660
Equipment (Note 4)	6,706	3,575
Interest in exploration properties and deferred exploration expenditures (Note 5)	1,075,701	730,800
	$2,856,700	$1,896,035
LIABILITIES
Current
Accounts payable and accrued liabilities	$170,817	$197,625
SHAREHOLDERS' EQUITY
Share capital
Common shares (Note 6)	4,329,779	2,171,849
Warrants (Note 7)	417,084	256,935
Contributed surplus (Note 8)	873,651	424,183
Accumulated deficit	(2,934,631)	(1,154,557)
	2,685,883	1,698,410
	$2,856,700	$1,896,035

CONTINUATION OF BUSINESS (Note 1)

COMMITMENT (Note 10)

APPROVED ON BEHALF OF THE BOARD:

Signed                        , Director

Signed                        , Director

NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

Consolidated Statements of Operations and Deficit

	Cumulative from inception to December 31,	Years ended December 31,		Period from inception to December 31,
	2005	2005	2004	2003
Expenses
Stock-based compensation expense (Note 8)	$917,651	$493,468	$424,183	$—
Investor relations, and business development	716,276	349,076	367,200	—
Management and administrative services	264,183	129,183	135,000	—
Professional fees	142,337	58,730	83,607	—
Filing and listing fees	148,491	83,351	65,140	—
Office and administration	186,254	107,458	45,699	33,097
Amortization	2,446	1,815	631	—
Loss before the following	(2,377,638)	(1,223,081)	(1,121,460)	(33,097)
Exploration properties and deferred exploration expenditures written-off (Note 5)	(602,193)	(602,193)	—	—
Loss before taxes	(2,979,831)	(1,825,274)	(1,121,460)	(33,097)
Future income tax recovery (Note 11)	45,200	45,200	—	—
NET LOSS FOR THE YEAR	(2,934,631)	(1,780,074)	(1,121,460)	(33,097)
ACCUMULATED DEFICIT, beginning of year	—	(1,154,557)	(33,097)	—
ACCUMULATED DEFICIT, end of year	$(2,934,631)	$(2,934,631)	$(1,154,557)	$(33,097)
LOSS PER SHARE – basic and diluted		(0.02)	(0.02)	(0.00)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		76,916,314	63,312,328	9,333,333

The accompanying notes are an integral part of these consolidated financial statements.

NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

Consolidated Statements of Shareholders' Equity

FROM COMMENCEMENT OF OPERATIONS (SEPTEMBER 26, 2003) TO DECEMBER 31, 2005

	Common shares		Special Warrants	Warrants	Contributed Surplus	Accumulated Deficit	Total
	#	$	$	$	$	$	$
Issue of shares for cash	4,000,000	101	—	—	—	—	101
Issue of special warrants for cash	—	—	195,409	—	—	—	195,409
Loss for the year	—	—	—	—	—	(33,097)	(33,097)
Balance, December 31, 2003	4,000,000	101	195,409	—	—	(33,097)	162,413
Public offering, net of issue costs	60,000,000	1,321,537	—	—	—	—	1,321,537
Conversion of special warrants	8,000,000	195,409	(195,409)	—	—	—	—
Flow through private placement, net of issue costs	412,000	114,891	—	—	—	—	114,891
Stock-based compensation	—	—	—	—	424,183	—	424,183
Private placement, net of issue costs	2,909,000	539,911	—	256,935	—	—	796,846
Loss for the year	—	—	—	—	—	(1,121,460)	(1,121,460)
Balance, December 31, 2004	75,321,000	2,171,849	—	256,935	424,183	(1,154,557)	1,698,410
Private placements, net of issue costs	3,950,090	1,636,155	—	222,749	—	—	1,858,904
Exercise of stock options	200,000	101,500	—	—	(44,000)	—	57,500
Flow through tax effect on date of renunciation	—	(45,200)	—	—	—	—	(45,200)
Stock-based compensation	—	—	—	—	493,468	—	493,468
Exercise of warrants	455,000	283,475	—	(62,600)	—	—	220,875
Shares issued for interest in exploration properties and deferred exploration expenditures	300,000	182,000	—	—	—	—	182,000
Loss for the year	—	—	—	—	—	(1,780,074)	(1,780,074)
Balance, December 31, 2005	80,226,090	4,329,779	—	417,084	873,651	(2,934,631)	2,685,883

The accompanying notes are an integral part of these consolidated financial statements.

NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

Consolidated Statements of Cash Flows

	Cumulative from inception to December 31,	Years ended December 31,		Period from inception to December 31,
	2005	2005	2004	2003
Cash provided by (used in)
OPERATING ACTIVITIES
Net loss	$(2,934,631)	$(1,780,074)	$(1,121,460)	$(33,097)
Future income tax recovery	(45,200)	(45,200)	—	—
Stock-based compensation expense	917,651	493,468	424,183	—
Amortization	2,446	1,815	631	—
Exploration properties and deferred exploration expenditures written-off	602,193	602,193	—	—
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	(92,769)	(14,784)	(77,985)	—
Accounts payable and accrued liabilities	88,210	(109,415)	187,625	10,000
	(1,462,100)	(851,997)	(587,006)	(23,097)
FINANCING ACTIVITIES
Issue of common shares, net of costs	3,659,014	1,672,179	1,986,734	101
Issue of warrants	453,162	206,622	246,540	—
Issue of special warrants, net of costs	195,409	—	—	195,409
Exercise of warrants	220,875	220,875	—	—
Exercise of options	57,500	57,500	—	—
	4,585,960	2,157,176	2,233,274	195,510
INVESTING ACTIVITIES
Interest in exploration properties and deferred exploration expenditures	(1,433,184)	(702,384)	(730,800)	—
Purchase of equipment	(9,152)	(4,946)	(4,206)	—
	(1,442,336)	(707,330)	(735,006)	—
Increase in cash and equivalents	1,681,524	597,849	911,262	172,413
Cash and equivalents, beginning of year	—	1,083,675	172,413	—
Cash and equivalents, end of year	$1,681,524	$1,681,524	$1,083,675	$172,413
SUPPLEMENTAL INFORMATION
Interest paid	2,979	—	2,979	—
Warrants issued for services provided	26,522	16,127	10,395	—
Accrued exploration expenditures	62,710	62,710	—	—
Accrued share issue costs	19,897	19,897	—	—
Conversion of special warrants into common shares	195,409	—	195,409	—
Value of shares issued to acquire property	182,000	182,000	—	—

The accompanying notes are an integral part of these consolidated financial statements.

NORTHWESTERN MINERAL VENTURES INC

(AN EXPLORATION STAGE COMPANY)

Notes to Consolidated Financial Statements

DECEMBER 31, 2005, 2004, AND 2003

1.	NATURE OF OPERATIONS AND GOING CONCERN

Northwestern Mineral Ventures Inc. (the ‘‘Company’’) was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated September 26, 2003. The Company, which is in the exploration stage, is engaged in the acquisition, exploration and development of properties for the mining of precious and base metals. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the exploration properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values. Some of the Company’s mining assets are located outside of Canada and are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

As at December 31, 2005, the Company had cash and equivalents of $1,681,524 and working capital of $1,603,476. Management of the Company believes that it has sufficient funds to pay its ongoing administrative expenses and to meet its liabilities for the ensuing year as they fall due. However, the Company does not have sufficient resources to meet its exploration property expenditures as described in Notes 5 and 14. The Company's ability to continue operations and fund its exploration property expenditures is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Because of this uncertainty there is some doubt about the ability of the Company to continue as a going concern. These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles and their basis of application is consistent with that of the previous year. These policies conform, in all material respects, with United States generally accepted accounting principles (‘‘US GAAP’’), except as discussed in Note 15. Outlined below are those policies considered particularly significant.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Northwestern Mineral Ventures (USA) Inc. All material inter-company balances and transactions have been eliminated. All references to the Company should be treated as references to the Company and its subsidiary.

Cash and Equivalents

Cash and equivalents include cash on hand, balances with banks and short-term investments with original maturities of 90 days or less.

Equipment

Equipment is recorded at cost. Amortization is recorded on the declining balance basis at an annual rate of 30%.

Interest in Exploration Properties and Deferred Exploration Expenditures

The Company accounts for exploration property costs in accordance with the Canadian Institute of Chartered Accountants (‘‘CICA’’) Handbook Section 3061, ‘‘Property, plant and equipment’’ (‘‘CICA 3061’’), and abstract EIC 126, ‘‘Accounting by Mining Enterprises for Exploration Costs’’ (‘‘EIC 126’’) of the Emerging Issues Committee. CICA 3061 provides for the capitalization of acquisition and exploration costs of an exploration property where such costs are considered to have the characteristics of property, plant and equipment. EIC 126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment, when it has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flows from the property.

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

EIC 126 provides that an exploration stage enterprise with initially capitalized exploration costs but that has not objectively established mineral reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property, is not obliged to conclude that the capitalized costs have been impaired. However, EIC 126 references certain conditions that should be considered in determining subsequent write downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (‘‘CICA’’) Handbook Section 3110, ‘‘Asset Retirement Obligations’’. Under the new standard, the fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred. Amounts recorded for the related assets are increased by

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the amount of these obligations. Over time, the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depleted and amortized over the useful lives of the related assets. The impact of adopting the new accounting for asset retirement obligations standard has no effect on these statements as of December 31, 2005.

Flow-Through Financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to capital stock and the related exploration costs have been charged to exploration and resource properties.

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are renounced, temporary taxable differences created by the renunciation will reduce share capital.

Stock-based Compensation Plan

The Company has adopted the recognition of stock compensation expense for grants of options to officers, directors and employees in the financial statements based on the estimated fair value at the grant date for options granted after September 26, 2003. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively. The Company's stock option plan is described in Note 8.

Income Taxes

The Company uses the future income tax asset and liability method of accounting for income taxes. Under the method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantively enacted tax rates in which the income tax assets or liabilities are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Loss Per Common Share (LPS)

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants. As the Company had a loss in each of the periods presented, basic and diluted loss per share are the same as the exercise of all options and warrants would be anti-dilutive. At December 31, 2005, 3,900,000 stock options and 3,364,015 warrants and broker warrants could potentially be dilutive in the future.

Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar. Foreign currency monetary assets and liabilities are translated at the period end exchange rate. Non-monetary assets and liabilities, as well as revenue and expense transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Translation gains or losses are recognized in the period in which they occur. Unless otherwise stated, all amounts are in Canadian dollars.

Measurement Uncertainty

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenue and expense during the report period. The most significant estimates are related to the recoverability of exploration expenditures, stock-based compensation, and future tax assets and liabilities. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

3.	CASH AND EQUIVALENTS

	2005	2004
Cash and equivalents consist of the following
Cash	$1,681,524	$583,675
Short-term money market investments	—	500,000
	$1,681,524	$1,083,675

As at December 31, 2004, the carrying value of the short-term money market investments approximated their market value.

4.	EQUIPMENT

	Cost	Accumulated Depreciation	Net Carrying Value 2005	Net Carrying Value 2004
Computer equipment	$9,152	$2,446$	$6,706	$3,575

5.    INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION
       EXPENDITURES

At December 31, 2005, accumulated costs with respect to the Company's interest in exploration properties owned, leased or under option, consisted of the following:

Picachos Project, Mexico	2005	2004
Acquisition costs
Option payments	$114,000	$
Staking	15,926		—
	129,926		—
Exploration costs
Exploration advance	297,739		—
Analysis and assays	127,346		36,338
Geological, reports and maps	71,071		65,613
Surveys	64,480		—
General	28,521		17,348
Project management fees	8,965		8,965
Labour	8,830		8,830
Professional fees	8,535		8,535
Camp costs	5,940		5,940
Transportation	5,364		3,836
Drilling	3,405		3,405
	630,196		158,810
Interest income	(9,216)		(4,046)
	620,980		154,764
	$750,906		$154,764

5.    INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION
       EXPENDITURES (Continued)

Waterbury Project, Canada	2005	2004
Acquisition costs
Option payments	$93,050	$—
Exploration costs
Geological, reports and maps	76,697	—
	$169,747	$—
Firefly Project, USA	2005	2004
Acquisition costs
Option payments	$58,485	$—
Claim payments	17,854	—
	76,339	—
Exploration costs
Geological, reports and maps	18,466	—
Professional fees	8,173	—
Exploration advance	7,500	—
Consulting fees	2,980	—
Transportation	1,154	—
General	85	—
	38,358	—
	$114,697	$—
Bear Project, Canada	2005	2004
Acquisition costs
Option payments	$50,000	$50,000
Claim payments	12,506	1,500
	62,506	51,500
Exploration costs
Transportation	222,287	210,997
Drilling	85,865	85,865
General	63,004	60,679
Camp costs	60,671	60,671
Project management fees	40,759	40,759
Labour	29,741	29,741
Consulting fees	23,613	13,594
Analysis and assays	12,466	11,008
Geological, reports and maps	9,223	—
	547,629	513,314
Interest income	(7,942)	(4,047)
	539,687	509,267
	602,193	560,767
Exploration properties and deferred exploration expenditures written-off	(602,193)	—
	$—	$560,767

5.    INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION
       EXPENDITURES (Continued)

Irhazer and In Gall Project, Niger (See Note 14(a))	2005	2004
Acquisition costs
Staking	$4,500	—
Exploration costs
Transportation	$19,111	$6,769
Consulting fees	10,245	8,500
General	6,495	—
	35,851	15,269
	$40,351	$15,269
TOTAL INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES	$1,075,701	$730,800

(a)	Picachos Project

On July 14, 2004 the Company entered into an option agreement with RNC Gold Inc. (‘‘RNC’’) to acquire a 50% undivided interest in the 6,700 hectare silver-gold Picachos property in Durango, Mexico and the 3,500 hectare Tango gold concession in Sinaloa, Mexico. In order to earn its interest, the Company must expend $500,000 in exploration expenditures on or before December 31, 2005 and $1 million on or before December 31, 2006. Also part of the agreement, the Company must generate a feasibility study for the production of a minimum of 25,000 ounces of gold per year. The Chairman and CEO of the Company was also a director of RNC at the time the Option Agreement was signed. On January 12, 2005, the Chairman resigned as director of RNC. During the year ended December 31, 2005, a director of the Company was also a director of RNC. On February 28, 2006, this individual resigned as a director of RNC.

On October 14, 2005 the Company completed another agreement with RNC, which grants the Company the right to acquire a 100% interest in the property portfolio. Under the terms of this agreement, the Company will be granted the right at feasibility to acquire RNC’s remaining 50% stake in the Picachos Project. The purchase price of $20 million is payable as: $3 million at the completion of a feasibility study, then $9 million at the commencement of commercial production, and then $2 million on each of the first through fourth anniversaries of the commencement of commercial production. The Company issued 200,000 common shares valued at $114,000 from its treasury to RNC as consideration for entering into this agreement.

Given the Company’s exploration focus on the silver-gold property in Durango State, the Company elected to drop its interest in the Tango gold claims in Sinaloa State on November 17, 2005. All material expenditures to December 31, 2005 have been incurred on the Durango State property and no writedown was required.

(b)	Waterbury Project

On November 9, 2005, the Company completed a formal option agreement with CanAlaska Ventures Ltd. (‘‘CanAlaska’’) to acquire up to 75% ownership of nine uranium claims, collectively called the ‘‘Waterbury Project’’, in the eastern Athabasca Basin, Saskatchewan, Canada.

Under the terms of the formal option agreement, the Company will pay, in instalments, a total of $150,000 ($25,000 paid) to acquire an initial 50% interest in the Waterbury Project from CanAlaska. In addition, CanAlaska will receive a 3% net smelter royalty (NSR) and 300,000 shares (100,000 issued, valued at $68,000) from the Company's treasury to be released in stages beginning November 15, 2005. These shares will be subject to any regulatory hold periods. The Company has agreed to spend a minimum of $2 million on the Waterbury Project prior to April 1, 2008.

5.    INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION
       EXPENDITURES (Continued)

The Company can increase its ownership to 60% by spending an additional $2 million on the property within two years of vesting its 50% interest. Thereafter, the Company can increase its stake to 75% by completing a Bankable Feasibility Study within two years from the date it vests its 60% interest. During this development stage, the Company would spend an annual minimum of $500,000 at Waterbury. CanAlaska would also receive an additional 200,000 shares from the Company’s treasury.

CanAlaska will act as operator of the property until the Company has a vested 60% interest, at which time the Company may become the operator.

(c)	Firefly Project

On December 9, 2005, the Company completed an option agreement to acquire 100% ownership of two uranium-vanadium mines, collectively called the ‘‘Firefly Project’’, in the La Sal uranium district in southeastern Utah from GeoXplor Corp. (‘‘GeoXplor’’).

Under the terms of the option agreement, the Company will pay US$5,100,000 to acquire the Firefly Project from GeoXplor, which included an initial payment of US$50,000 (paid) and payment of US$50,000 upon receipt of board and regulatory approval. The Company will make an additional payment of US$5,000,000 to GeoXplor once a decision is made to commence production on the Firefly Project or on July 31, 2011, whichever is earlier. In addition, and subject to board and regulatory approval, GeoXplor will receive 300,000 common shares from the Company’s treasury to be released, 100,000 upon completion of NI 43-101 Technical Report, and 100,000 each on or prior to the first and second anniversaries of the execution date of the formal agreement. These shares will be subject to any applicable regulatory hold periods. GeoXplor is also entitled to a 2% net smelter royalty on the production of uranium and vanadium from the Firefly Project.

The Company has agreed to spend a minimum of US$700,000 on the Firefly Project on or prior to the third anniversary of the option agreement date. Ashworth Explorations Ltd. will act as operator of the Firefly Project until the second anniversary of the option agreement date, at which time the Company becomes the operator.

(d)    Bear Project

The Company and Fronteer Development Group Inc. (‘‘Fronteer’’) executed a definitive formal agreement (the ‘‘Agreement’’) along with several amending agreements covering the Conjuror, Achook, McPhoo, and Longtom claims in the Northwest Territories (collectively, the ‘‘Bear Project’’). Pursuant to the Agreement, the Company may acquire the right to earn up to 50% interest in the Bear Project for the following consideration:

(i)	an initial payment to Fronteer of $20,000 cash (paid);

(ii)	completion of exploration expenditures by the Company in the amount of $5,000,000 over a five-year period ending September 26, 2008.

(iii)	annual cash payments to Fronteer, commencing on the first year anniversary of the Option Agreement of $30,000 (paid), $40,000, $50,000, $60,000 and $70,000 respectively over a five-year period.

During the year ended December 31, 2004, the McPhoo, Achook and Conjuror claims were allowed to lapse; however, the Agreement terms remain in place for the Longtom property. All expenditures incurred on the Bear Project related to the Longtom property. During the year ended December 31, 2005, management decided to terminate the Bear Project and focus on other projects. There were no financial penalties associated with the termination of the Bear Project. As a result, capitalized costs of $602,193 were written-off during the year.

6.    SHARE CAPITAL

a)	Authorized

Unlimited number of common shares

b)	Issued and outstanding

	Shares	Amount
Balance, December 31, 2003	4,000,000	$101
Special warrants exercised(1)	8,000,000	195,409
Public offering(2)	60,000,000	1,500,000
Flow-through private placement(4)	412,000	125,660
Common shares issued on private placements(5)(6)	2,909,000	967,925
Warrant valuation(5)(6)	—	(246,540)
Cost of issue	—	(370,706)
Balance, December 31, 2004	75,321,000	2,171,849
Flow-through private placement(9)	1,707,665	1,024,599
Common shares issued on private placements(7)(9)	2,242,425	1,000,000
Warrant valuation(7)(9)	—	(206,622)
Exercise of stock options	200,000	57,500
Exercise of stock options – valuation	—	44,000
Exercise of warrants	455,000	220,875
Exercise of warrants- valuation	—	62,600
Shares issued for interest in exploration properties and deferred exploration expenditures (Notes 5(a) and (b))	300,000	182,000
Cost of issue	—	(181,822)
Flow-through tax liability(4)	—	(45,200)
Balance, December 31, 2005 as per Statement of Shareholders' Equity	80,226,090	$4,329,779

(1)	Special warrants to purchase 8,000,000 common shares of the Company for no additional consideration, were issued and outstanding as of December 31, 2003. The net proceeds from the sale of the special warrants after deducting the issue costs of the special warrant offering were $195,409. On January 19, 2004, the special warrants were exercised, at no additional cost, into 8,000,000 common shares.

(2)	On February 26, 2004, the Company completed an offering for the sale of 60,000,000 common shares at $0.025 per share, for gross proceeds of $1,500,000. Pursuant to this offering, the agent received a commission equal to 7% of the gross proceeds of the Offering ($0.00175 per common share) for an aggregate commission of $105,000.

(3)	In 2004, the Company completed a stock split pursuant to which each issued common share of the Company was subdivided into two common shares. The stock split was approved at the annual and special meeting of the shareholders of the Company held on June 23, 2004. Each registered holder of common shares of the Company of record on July 27, 2004 received one additional common share for every common share held. Shares and per share amounts presented in these consolidated financial statements have been retroactively adjusted to reflect this stock split.

(4)	On July 30, 2004, the Company issued 412,000 flow-through common shares for proceeds of $125,660. This amount was renounced subsequent to December 31, 2004. The renunciation created a future income tax liability of $45,200, which was allocated as a cost of issuing the flow-through shares. Pursuant to this offering, the agent received a commission equal to 8.5% of the gross proceeds of the offering ($0.026 per flow-through common share) for an aggregate commission of $10,681.

6.    SHARE CAPITAL (Continued)

(5)	On October 15, 2004, the Company completed a private placement financing of 900,000 units at a price of $0.35 per unit for gross proceeds of $315,000. Each unit consisted of one common share and one common share purchase warrant exercisable at a price of $0.475 until April 15, 2006. Toll Cross Securities Inc. acted as the agent in the offering and was paid a commission of $22,050, along with broker warrants to acquire 63,000 units at an exercise price of $0.35 until April 15, 2006. The broker warrants were valued using the Black-Scholes option pricing model and charged to cost of issue.

(6)	On December 3, 2004, the Company completed a private placement financing of 2,009,000 units at a price of $0.325 per unit for gross proceeds of $652,925. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable at a price of $0.475 until June 4, 2006. Canaccord Capital Corporation acted as the agent in the offering and was paid a commission of $65,292.

The warrants and broker warrants issued in (5) and (6) above were valued using the Black-Scholes option-pricing model. The assumptions used for the valuation were:

(a)	Warrants issued on private placement (5)

Dividend yield 0%, expected volatility 100%, risk- free interest rate 4% and an expected life of 18 months. Value assigned to 900,000 warrants is $126,000

(b)	Broker warrants issued on private placement (5)

Dividend yield 0%, expected volatility 100%, risk-free interest rate 4% and an expected life of 18 months. Value assigned to 63,000 broker warrants is $10,395

(c)	Warrants issued on private placement (6)

Dividend yield 0%, expected volatility 100%, risk-free interest rate 4% and an expected life of 18 months. Value assigned to 1,004,500 warrants is $120,540

(7)	On January 27, 2005, the Company issued 1,333,334 units in a non-brokered private placement at a price of $0.375 per unit for gross proceeds of $500,000. Each unit consists of one common share and one common share purchase warrant exercisable at a price of $0.465 until July 27, 2006.

(8)	Effective September 6, 2005, the Company completed another stock-split, where-by each issued common share of the Company was sub-divided into two common shares. Each registered shareholder of the Company received one additional new share for every common share held. No action was required by the shareholders. The outstanding warrants and stock-options were also sub-divided at the same ratio as the common shares. The exercise prices of the warrants and stock options were adjusted to reflect the stock-split.

(9)	On December 21, 2005, the Company completed a private placement of 1,707,665 flow-through common shares at a price of $0.60 per share, and 909,091 units (the ‘‘Units’’) at a price of $0.55 per Unit. Each Unit consisted of one common share and one-half of one common share purchase warrant exercisable at a price of $0.70 until December 21, 2006. The proceeds of $1,024,599 from the flow through shares will be renounced subsequent to December 31, 2005. The renunciation will create a future income tax liability of approximately $368,856, which will be allocated as a cost of issuing the flow-through shares.

In connection with the private placement, the Company paid Toll Cross Securities Inc. (‘‘Toll Cross’’) a commission of approximately $106,700 and issued to Toll Cross broker warrants entitling it to acquire 63,636 Units at an exercise price of $0.55 per Unit.

The warrants and broker warrants issued in (7) and (9) above were valued using the Black-Scholes option-pricing model. The assumptions used for the valuation were:

6.    SHARE CAPITAL (Continued)

(a)	Warrants issued on private placement (7)

expected dividend yield 0%, expected volatility 100%, risk- free interest rate 4% and an expected life of 18 months. Value assigned to 1,333,334 warrants is $158,340.

(c)	Warrants issued on private placement (9)

expected dividend yield 0%, expected volatility 100%, risk-free interest rate 4% and an expected life of 12 months. Value assigned to 454,545 warrants is $48,282.

(b)	Broker warrants issued on private placement (9)

expected dividend yield 0%, expected volatility 100%, risk-free interest rate 4% and an expected life of 12 months. Value assigned to 63,636 broker warrants is $16,127.

7.	COMMON SHARE PURCHASE WARRANTS AND BROKER WARRANTS

The following table represents a continuity of warrants for the year ended December 31, 2005. All numbers shown in the chart below have been adjusted to account for the 2:1 stock splits that occurred on June 23, 2004 and September 6, 2005:

Expiry Date	Exercise Price	2004 Opening Balance	Issued	Exercised	2005 Closing Balance	2005 Closing Black-Scholes Value
Warrants
April 15, 2006	$0.475	900,000	—	(400,000)	500,000	$70,000
April 15, 2006	$0.35	63,000	—	—	63,000	10,395
June 3, 2006	$0.475	1,004,500	—	(55,000)	949,500	113,940
July 27, 2006	$0.465	—	1,333,334	—	1,333,334	158,340
December 21, 2006	$0.70	—	454,545	—	454,545	48,282
		1,967,500	1,787,879	(455,000)	3,300,379	$400,957
Broker Warrants
December 21, 2006	$0.55	—	63,636	—	63,636	16,127
		1,967,500	1,851,515	(455,000)	3,364,015	$417,084

Expiry Date	Exercise Price	2003 Opening Balance	Issued	Exercised	2004 Closing Balance	2004 Closing Black-Scholes Value
Warrants
April 15, 2006	$0.475	—	900,000	—	900,000	$126,000
April 15, 2006	$0.35	—	63,000	—	63,000	10,395
June 3, 2006	$0.475	—	1,004,500	—	1,004,500	120,540
		—	1,967,500	—	1,967,500	$256,935

8.    STOCK OPTIONS AND CONTRIBUTED SURPLUS

a)	Stock Options

The Company has a stock option plan for the purchase of common shares for its directors, officers, employees and other service providers. The aggregate number of common shares reserved for issuance under the stock option plan is the lesser of 7,200,000 common shares and 10% of the issued and outstanding common shares of the Company. The options are non-assignable and non-transferable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the board of directors of the Company at the time of grant, subject to all applicable regulatory requirements.

8.    STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

The following table represents a continuity of stock options for the year ended December 31, 2005. All numbers shown in the chart below have been adjusted to account for the 2:1 stock split that occurred on June 23, 2004 and September 6, 2005:

	Number of Stock Options		Weighted Average Exercise Price
	2005	2004	2005		2004
			$		$
Opening Balance	2,120,000	—		0.305		—
Options granted	1,980,000	2,120,000		0.739		0.305
Options exercised	(200,000)	—		0.288		—
Ending Balance	3,900,000	2,120,000		0.526		0.305

On March 26, 2004, 1,400,000 stock options exercisable at $0.2875 per share were granted to directors and officers of the Company. For purposes of estimating the fair market value under the Black-Scholes option pricing model, the following assumptions were used: expected dividend yield – 0%; expected volatility – 100%; risk-free interest rate – 4.0%; and an expected average life of 5 years. The options were valued at $308,000 and charged to stock based compensation expense.

On April 23, 2004, 600,000 stock options exercisable at $0.3375 per share were issued to a firm that provides investor relations to the Company. The following assumptions were used under the Black-Scholes option-pricing model: expected dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 4% and an expected life of 3 years. These options were valued at $128,850 and will be expensed over the one year vesting term. As of December 31, 2004, $116,183 was charged to stock-based compensation expense. The remaining $12,667 vested in 2005 and was charged to stock based compensation expense.

On October 22, 2004, 120,000 stock options exercisable at $0.36 per share were granted to a consultant of the Company. The following assumptions were used under the Black-Scholes option-pricing model: expected dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 4% and an expected life of 3 years. These options were valued at $27,600 and will be charged to exploration property expenditures when certain vesting conditions have been met (See Note 14(a)).

On August 2, 2005, 80,000 stock options exercisable at $0.47 per share were granted to a consultant of the Company. The following assumptions were used under the Black-Scholes option-pricing model: expected dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 4% and an expected life of 3 years. These options were valued at $23,920 and will be charged to exploration property expenditures when certain vesting conditions have been met (See Note 14(a)).

On October 14, 2005, 1,900,000 stock options exercisable at $0.75 per share were granted to a director who is also the President of the Company. The following assumptions were used under the Black-Scholes option-pricing model: expected dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 4% and an expected life of 5 years. These options were valued at $1,083,000. As at December 31, 2005, $480,801 was charged to stock-based compensation expense. The remaining $602,199 will be charged to stock-based compensation when they vest in 2006.

Unexercised stock options at September 6, 2005 were adjusted to account for the 2:1 one stock split.

8.    STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

As at December 31, 2005, the Company had the following stock options outstanding:

Number of Options	Exercisable Options	Exercise Price ($)	Expiry Date
600,000	600,000	0.3375	April 23, 2007
120,000	—	0.36	October 22, 2007
80,000	—	0.47	August 2, 2008
1,200,000	1,200,000	0.2875	March 26, 2009
1,900,000	—	0.75	October 14, 2010
3,900,000	1,800,000

b)	Contributed Surplus

The following table reflects the continuity of contributed surplus relating to stock options:

Amount
Balance, December 31, 2003	$—
Stock-based compensation expense	424,183
Balance, December 31, 2004	424,183
Stock-based compensation expense	493,468
Stock options exercised	(44,000)
Balance, December 31, 2005	873,651

9.	RELATED PARTY TRANSACTIONS

The Company was charged $129,183 in fiscal 2005 (2004 – $144,000; 2003 – $Nil) for consulting and other services rendered by directors and/or officers of the Company. The entire amount has been expensed in the statement of operations and deficit. Included in accounts payable and accrued liabilities at December 31, 2005 is $14,301 (2004 – $6,769) owing to these related parties.

See also Note 5(a) with respect to certain officers and directors of the Company being directors of RNC.

These transactions are in the normal course of operations and are measured at the exchange amount which is the consideration established and agreed to by the related parties.

10.	COMMITMENT

As at December 31, 2005, the Company is committed to incur prior to December 31, 2006, on a best efforts basis, approximately $1,024,599 in qualifying Canadian exploration expenditures pursuant to a private placement for which flow-through proceeds have been or will be renounced to the subscribers.

11.	INCOME TAXES

The following table reconciles the expected income tax recovery at the statutory income tax rate of 36% (2004 – 36%; 2003 – 37%) to the amounts recognized in the statements of operations:

	2005	2004	2003
Loss before taxes	$1,825,274	$1,121,460	$33,097
Expected income tax recovery at statutory rate	657,100	403,700	10,900
Share issue costs	37,800	25,900	—
Exploration properties and deferred exploration expenditures written-off	(216,800)	—	—
Stock based compensation	(177,600)	(152,700)	—
Exploration overhead	(75,000)	(187,100)	—
Other	(4,300)	—	—
Valuation allowance	(176,000)	(89,800)	(10,900)
Income tax recovery	$45,200	$—	$—

The following table reflects the future income tax assets and liabilities at December 31, 2005 and 2004:

	2005	2004
Future income tax assets (liabilities):
Non-capital losses	$330,800	$104,000
Exploration properties	437,700	187,100
Share issue costs	125,500	103,800
	894,000	394,900
Less unrecognized amount	(894,000)	(394,900)
	$—	$—

The Company has unclaimed share issue costs of $348,700 and non-capital losses of $893,900 available to reduce future taxable income in Canada. Of these losses, $33,100 expires in 2010, $246,200 in 2014, and $614,600 expires in 2015. The Company also has Canadian exploration expenditures totaling approximately $1,220,700, Canadian development expenses of $155,500, and foreign exploration and development expenditures of $915,200, which under certain circumstances, may be utilized to reduce taxable income in future years. Management believes that it is not considered more likely than not that it will create sufficient taxable income to realize its future tax assets. As a result, a full valuation allowance has been recognized.

12.	SEGMENTED INFORMATION

The Company has one operating segment which is the exploration and development of exploration properties. Geographic segmentation of the Company’s assets are as follows:

	2005	2004
Canada	$1,950,746	$1,726,002
Mexico	750,906	154,764
United States of America	114,697	—
Niger	40,351	15,269
	$2,856,700	$1,896,035

Substantially all of the Company's operating expenses are incurred in Canada. Substantially all of the Company’s cash and equivalents are with a Canadian chartered bank.

13.	FINANCIAL INSTRUMENTS

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

At December 31, 2005, the Company's financial instruments consisted of cash and equivalents, amounts receivable and prepaid expenses, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair value of these financial instruments approximate the carrying values.

Foreign Exchange Risk

The Company’s financings are in Canadian dollars. Certain of the Company's expenses are incurred in U.S., Mexican, and West African (Niger) currencies and are therefore subject to gains or losses due to fluctuations in exchange rates.

Commodity Price Risk

The future profitability of the Company is directly related to the market prices of gold, silver, copper, uranium and other minerals.

14.    SUBSEQUENT EVENTS

a)	Acquisition of Uranium Properties

Subsequent to December 31, 2005, the Company acquired prospecting permits for two uranium properties, Irhazer and In Gall, located in the West African country of Niger. The Government of Niger has entered into a mining convention with the Company for the two uranium properties for a term of thirty (30) years. Each property consists of 2,000 square kilometers (500,000 acres) of mineral rights. The Company has the obligation to expend an aggregate of US$4.4 million in exploration expenditures on the two properties over a period of three years. The Government of Niger is entitled to a 10% retained interest and a 10% participating interest on production.

The 120,000 stock options exercisable at $0.36 per share and the 80,000 stock options exercisable at $0.47 per share described in Note 8(a) vested upon the successful application of the above two prospecting permits.

14.    SUBSEQUENT EVENTS (Continued)

b)	Letter of Intent

Subsequent to December 31, 2005, the Company signed a letter of intent to acquire a controlling interest in an uranium project located in the Ungava Bay region of northern Quebec, Canada from Azimut Exploration Inc. (‘‘Azimut’’). The ‘‘North Rae Uranium Project’’ consists of three blocks representing 668 claims with a total area of 298.9 square kilometres or 73,835 acres (29,880 hectares). Under the terms of the letter of intent, the Company will pay $210,000 in cash instalments over four years, and will issue 150,000 common shares. The Company will also spend a total of $2.9 million in exploration expenditures over five years to earn an initial 50% interest in the project from Azimut, at which stage Azimut would retain a 2% ‘‘yellow cake’’ royalty. The Company can increase its ownership to 65% by issuing an additional 100,000 shares and paying an additional $100,000 in cash over five years from the date the Company earned its 50% interest. To earn its 65% interest, the Company must also incur a minimum of $1 million in exploration expenditures over five years from the date the Company earned its 50% interest, and produce a bankable feasibility study. The Company will act as operator of the project. The letter of intent is subject to regulatory approval, due diligence and environmental assessment.

c)	Exercise of Warrants

Subsequent to December 31, 2005, a total of 996,000 warrants were exercised for total proceeds of $473,100.

15.    DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED
       ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (‘‘Canadian GAAP’’). The following represents the material adjustments to the consolidated financial statements as at December 31, 2005 and 2004 and for the periods ended December 31, 2005, 2004, and 2003 in order to conform to accounting principles generally accepted in the United States (‘‘US GAAP’’).

	December 31,
	2005	2004
	$	$
Assets
Canadian GAAP	2,856,700	1,896,035
Exploration properties and deferred exploration expenditures(a)	(1,075,701)	(730,800)
US GAAP	1,780,999	1,165,235
Accounts Payable and Accrued Liabilities
Canadian GAAP	170,817	197,625
Flow through shares(b)	166,667	—
US GAAP	337,484	197,625
Future Income Taxes
Canadian GAAP	—	—
Exploration properties and deferred exploration expenditures expensed(a)	387,000	263,000
Increase in valuation allowance	(387,000)	(263,000)
US GAAP	—	—
Capital Stock
Canadian GAAP	4,329,779	2,171,849
Flow through shares(b)	(121,467)	—
US GAAP	4,208,312	2,171,849
Deficit
Canadian GAAP	(2,934,631)	(1,154,557)
Cumulative exploration properties adjustment(a)	(1,075,701)	(730,800)
Flow-through shares(b)	(45,200)	—
US GAAP	(4,055,532)	(1,885,357)

	Year ended December 31,		Period ended December 31
	2005	2004	2003
	$	$	$
Statement of Operations
Net loss under Canadian GAAP	(1,780,074)	(1,121,460)	(33,097)
Exploration properties and deferred exploration expenditures(a)	(344,901)	(730,800)	—
Flow-through shares(b)	(45,200)	—	—
Net loss and comprehensive loss under US GAAP	(2,170,175)	(1,852,260)	(33,097)

15.    DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED
       ACCOUNTING PRINCIPLES (Continued)

	Year ended December 31,		Period ended December 31
	2005	2004	2003
	$	$	$
Basic and diluted loss per share – US GAAP	(0.03)	(0.03)	(0.00)
Statement of Cash Flows
Cash flows from operating activities under Canadian GAAP	(851,997)	(587,006)	(23,097)
Exploration properties and deferred exploration expenditures(a)	(702,384)	(730,800)	—
Cash flows from operating activities under US GAAP	(1,554,381)	(1,317,806)	(23,097)
Cash flows from investing activities under Canadian GAAP	(707,330)	(735,006)	—
Exploration properties and deferred exploration expenditures(a)	702,384	730,800	—
Cash flows from investing activities under US GAAP	(4,946)	(4,206)	—

(a)	Exploration Properties and Deferred Exploration Expenditures

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore. Furthermore, pursuant to EIC 126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless certain conditions exist. Under US GAAP, expenditures on exploration properties can only be deferred subsequent to the determination that proven or probable mineral reserves exist. For US GAAP purposes, the Company has expensed exploration expenditures in the period incurred.

(b)	Flow-through Shares

Under Canadian GAAP, flow-through shares are recorded at their face value, net of related issuance costs. When eligible expenditures are made, the carrying value of these expenditures may exceed their tax value due to the renunciation of the tax benefit by the Company. The tax effect of this temporary difference is recorded as a cost of issuing the shares.

The Financial Accounting Standards Board (‘‘FASB’’) staff has taken the view that under SFAS No. 109, Accounting for Income Taxes, the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed, when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of deferred tax liability and the liability recognized on issuance. Up to December 31, 2004, all issuances of flow-through shares by the Company were based on the market price of the shares as they last traded on the TSX Venture Exchange on the date that each agreement to issue shares was made. Accordingly, the absence of a discount or premium to market value on issuance resulted in no impact on consolidated financial statements for the periods up to December 31, 2004, from the application of U.S. GAAP in respect of flow-through shares. Under US GAAP, the amounts received from the issuance of flow-through shares and not yet expended on the related exploration costs are separately classified as restricted cash. At December 31, 2005 there was $1,024,599 in restricted cash (2004 – $Nil).

15.    DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED
       ACCOUNTING PRINCIPLES (Continued)

(c)	Income Taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the periods ended December 31, 2005, 2004, and 2003.

(d)	Stock-Based Employee Compensation

On September 26, 2003 (date of incorporation), the Company prospectively adopted the fair value based method for its employee options (see Notes 2 and 15(f)). Consequently, there were no differences between Canadian and US GAAP with respect to options granted since inception.

(e)	Comprehensive Income

Effective for fiscal years beginning after December 15, 1997, Statement of Financial Accounting Standards No. 130 Reporting Comprehensive Income (‘‘FAS 130’’), is applicable for U.S. GAAP purposes. FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. No material difference arises from the application of FAS 130.

(f)	Recent Accounting Pronouncements

Stock-based Employee Compensation

In December 2004, the FASB revised Statement 123 (‘‘SFAS 123(R)’’) Accounting for Stock-Based Compensation, to require that all share-based payments to employees, including grants of employee stock options, be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS 123(R) must be adopted as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The Company adopted the fair value based method of accounting for share-based payments effective September 26, 2003 (date of inception) using the ‘‘prospective method’’ described in FASB Statement No. 148 Accounting for Stock-Based Compensation – Transition and Disclosure. Currently, the Company uses the Black-Scholes model to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of SFAS 123(R).

The Company does not anticipate that adoption of SFAS 123(R) will have a material impact on its results of operations or its financial position.

Accounting for Non-Monetary Transactions

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 (‘‘SFAS 153’’) Exchanges of Non-monetary Assets – an amendment of APB Opinion No. 29. SFAS 153 requires non-monetary exchanges to be accounted for at fair value, recognizing any gains or losses, if the transactions meet a commercial substance criterion and fair value is determinable. The amendment will be effective for non-monetary transactions occurring in fiscal periods beginning after June 15, 2005. Similarly, the CICA issued Handbook Section 3831 Non-Monetary Transactions, which applies to all non-monetary transactions initiated in periods beginning on or after January 1, 2006. Under this new standard, a commercial substance test replaces the culmination of earnings test as the criteria for fair value measurement. In addition, fair value measurement is clarified.

The Company is currently evaluating the impact of adopting these recommendations, on its consolidated financial statements.

15.    DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED
       ACCOUNTING PRINCIPLES (Continued)

Comprehensive Income

In April 2005, the CICA issued Handbook Section 1530 Comprehensive Income, which exposes reporting and disclosure recommendations with respect to comprehensive income and its components. Comprehensive income is the change in shareholders’ equity, which results from transactions and events from sources other than the Company’s shareholders. These transactions and events include unrealized gains and losses resulting from changes in the fair value of certain financial instruments. This section applies to fiscal years commencing on or after October 1, 2006.

Financial Instruments

In April 2005, the CICA issued Handbook Section 3855 Financial Instruments – Recognition and Measurement. It exposes the standards for recognizing and measuring financial instrument on the balance sheet and the standards for reporting gains and losses in the financial statements. Financial assets available for sale, assets and liabilities held for trading, and derivative instruments, whether part of hedging relationship or not, have to be measured at fair value. This section applies to fiscal years commencing on or after October 1, 2006.

The Company is currently evaluating the impact of adopting these recommendations, on its consolidated financial statements.

Hedge Accounting

In April 2005, the CICA issued Handbook Section 3865 Hedges, which describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from the derivative financial instruments in the same period as for those related to the hedged item. This section applies to fiscal years commencing on or after October 1, 2006.

The Company does not currently have any hedging relationships.

Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS 154 Accounting Changes and Error Corrections, effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005, has been introduced and requires, unless impracticable, retroactive application as the required method for reporting changes in accounting principles in the absence of transitional provisions specific to the newly adopted accounting principle. The Company will apply this standard for US GAAP purposes commencing in fiscal 2006.

Accounting Standards in Canada

For the next five years, CICA will adopt its new strategic plan for the direction of accounting standards in Canada, which was ratified in January 2006. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards (‘‘IFRS’’) over the next five years. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

NOTICE TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED
MARCH 31, 2006

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for Northwestern Mineral Ventures Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2005 audited consolidated financial statements. Only changes in accounting information have been disclosed in these consolidated financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the consolidated financial statements, management is satisfied that these consolidated financial statements have been fairly presented.

Auditors' involvement

The auditors of Northwestern Mineral Ventures Inc. have not performed a review of the unaudited consolidated financial statements for the three months ended March 31, 2006 and March 31, 2005.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Balance Sheets
(Unaudited)

	March 31, 2006	December 31, 2005
Assets
Current
Cash and equivalents (Note 9)	$1,307,483	$1,681,524
Amounts receivable and prepaid expenses	58,869	92,769
	1,366,352	1,774,293
Equipment, net of accumulated amortization	6,203	6,706
Interest in exploration properties and deferred exploration expenditures (Note 2)	1,869,648	1,075,701
	$3,242,203	$2,856,700
Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities	$176,286	$170,817
Shareholders' equity
Share capital
Common shares (Note 3)	4,718,396	4,329,779
Warrants (Note 4)	263,789	417,084
Contributed surplus (Note 5(b))	1,298,482	873,651
Accumulated deficit	(3,214,750)	(2,934,631)
	3,065,917	2,685,883
	$3,242,203	$2,856,700

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Operations and Deficit

	Cumulative from inception to March 31, 2006	Three Months Ended March 31, (Unaudited)
	(Unaudited)	2006	2005
Expenses
Stock based compensation expense (Note 5(a)(b))	$1,318,563	$400,912	$—
Investor relations and business development	838,746	122,470	100,401
Management and administrative services	317,683	53,500	22,500
Office and administration	231,802	45,548	39,617
Filing and listing fees	174,533	26,042	13,699
Professional fees	142,337	—	4,169
Amortization	2,949	503	293
Loss for the period and from inception before the following:	(3,026,613)	(648,975)	(180,679)
Exploration properties and deferred exploration expenditures written-off	(602,193)	—	—
Net loss for the period and from inception before taxes:	(3,628,806)	(648,975)	(180,679)
Future income tax recovery (Note 3(b)(1))	414,056	368,856	45,200
Net loss for the period and from inception	(3,214,750)	(280,119)	(135,479)
ACCUMULATED DEFICIT, beginning of period	—	(2,934,631)	(1,154,557)
ACCUMULATED DEFICIT, end of period	$(3,214,750)	$(3,214,750)	$(1,290,036)
Loss per share – basic and diluted (Note 6)		$0.00	$0.00
Weighted average number of common shares		80,787,273	38,043,833

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Cash Flows

	Cumulative from inception to March 31, 2006	Three Months Ended March 31, (Unaudited)
	(Unaudited)	2006	2005
Cash provided by (used in)
OPERATING ACTIVITIES
Net loss for the period and from inception	$(3,214,750)	$(280,119)	$(135,479)
Future income tax recovery (Note 3(b)(1))	(414,056)	(368,856)	(45,200)
Stock based compensation expense (Note 5(a)(b))	1,318,563	400,912	—
Amortization	2,949	503	293
Exploration properties and deferred exploration expenditures written-off	602,193	—	—
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	(58,869)	33,900	8,013
Accounts payable and accrued liabilities	44,079	(44,131)	(175,852)
	(1,719,891)	(257,791)	(348,225)
FINANCING ACTIVITIES
Issue of common shares, net of costs	3,649,029	(9,985)	546,750
Issue of warrants	453,162	—	—
Issue of special warrants, net of issue costs	195,409	—	—
Exercise of warrants	764,238	543,363	—
Exercise of options	100,700	43,200	—
	5,162,538	576,578	546,750
INVESTING ACTIVITIES
Interest in exploration properties and deferred exploration expenditures	(2,126,012)	(692,828)	(236,682)
Purchase of equipment	(9,152)	—	(665)
	(2,135,164)	(692,828)	(237,347)
Change in cash and equivalents	1,307,483	(374,041)	(38,822)
Cash and equivalents, beginning of period	—	1,681,524	1,083,675
Cash and equivalents, end of period	$1,307,483	$1,307,483	$1,044,853

(Going Concern – Note 1(b))

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Shareholders' Equity >From Commencement of Operations, September 26, 2003 to March 31, 2006
(Unaudited)

	Common shares		Special Warrants	Warrants	Contributed Surplus	Accumulated Deficit	Total
	#	$	$	$	$	$	$
Issue of shares for cash	4,000,000	101	—	—	—	—	101
Issue of special warrants for cash	—	—	195,409	—	—	—	195,409
Loss for the year	—	—	—	—	—	(33,097)	(33,097)
Balance, December 31, 2003	4,000,000	101	195,409	—	—	(33,097)	162,413
Public offering, net of issue costs	60,000,000	1,321,537	—	—	—	—	1,321,537
Conversion of special warrants	8,000,000	195,409	(195,409)	—	—	—	—
Flow through private placement, net of issue costs	412,000	114,891	—	—	—	—	114,891
Stock based compensation	—	—	—	—	424,183	—	424,183
Private placement, net of issue costs	2,909,000	539,911	—	256,935	—	—	796,846
Loss for the year	—	—	—	—	—	(1,121,460)	(1,121,460)
Balance, December 31, 2004	75,321,000	2,171,849	—	256,935	424,183	(1,154,557)	1,698,410
Private placement, net of issue costs	3,950,090	1,636,155	—	222,749	—	—	1,858,904
Exercise of stock options	200,000	101,500	—	—	(44,000)	—	57,500
Flow through tax effect on date of renunciation	—	(45,200)	—	—	—	—	(45,200)
Stock based compensation	—	—	—	—	493,468	—	493,468
Exercise of warrants	455,000	283,475	—	(62,600)	—	—	220,875
Shares issued for interest in exploration properties and deferred exploration expenditures	300,000	182,000	—	—	—	—	182,000
Loss for the year	—	—	—	—	—	(1,780,074)	(1,780,074)
Balance, December 31, 2005	80,226,090	4,329,779	—	417,084	873,651	(2,934,631)	2,685,883
Cost of issue relating to prior year's private placement financing	—	(9,985)	—	—	—	—	(9,985)
Exercise of stock options	120,000	70,800	—	—	(27,600)	—	43,200
Flow through tax effect on date of renunciation	—	(368,856)	—	—	—	—	(368,856)
Stock based compensation	—	—	—	—	452,431	—	452,431
Exercise of warrants	1,170,500	696,658	—	(153,295)	—	—	543,363
Loss for the period	—	—	—	—	—	(280,119)	(280,119)
Balance, March 31, 2006	81,516,590	4,718,396	—	263,789	1,298,482	(3,214,750)	3,065,917

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2006
(Unaudited)

1.    COMPANY INFORMATION

(a)    Nature of operations

Northwestern Mineral Ventures Inc. (the ‘‘Company’’ or ‘‘Northwestern’’) is an emerging international exploration Company with an experienced management team. It was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated September 26, 2003. The Company, which is in the exploration stage, is engaged in the acquisition, exploration and development of properties for the mining of precious and base metals. In particular, the Company is focused on properties with potential uranium and iron-oxide copper-gold targets and currently has interests in Canada, Mexico, Niger and the United States. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production. Northwestern is listed on the NASD Bulletin Board under the symbol ‘‘NWTMF’’, the TSX Venture Exchange under the symbol ‘‘NWT’’ and on the Frankfurt Stock Exchange as ‘‘NMV’’.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values. Some of the Company’s mining assets are located outside of Canada and are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

(b)    Accounting policies

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 2006 may not necessarily be indicative of the results that may be expected for the year ending December 31, 2006.

The balance sheet at December 31, 2005 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements. The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's audited annual consolidated financial statements for the year ended December 31, 2005. For further information, refer to the audited consolidated financial statements and notes thereto included in the Company's annual consolidated financial statements for the year ended December 31, 2005.

1.    COMPANY INFORMATION (Continued)

(c)    New accounting pronouncement

In January 2005, the Canadian Institute of Chartered Accountants issued four new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, Handbook Section 3855, Financial Instruments — Recognition and Measurement and Handbook Section 3865, Hedges. These standards are effective for interim and annual consolidated financial statements for the Company's fiscal years beginning January 1, 2007. As of March 31, 2006, the impact of implementing these new standards is not yet determinable.

2.    INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION
        EXPENDITURES

Refer to Supplement I of the March 31, 2006 unaudited consolidated financial statements for details of additions to the Company's interest in exploration properties and deferred exploration expenditures.

As of March 31, 2006, accumulated costs with respect to the Company's interest in exploration properties owned, leased, under consideration to be acquired or under option, consisted of the following:

	Balance January 1, 2006	Additions	Balance March 31, 2006	Balance December 31, 2005
Pichachos Project, Mexico (1)	$750,906	$35,263	$786,169	$750,906
Waterbury Project, Canada (1)	169,747	397,239	566,986	169,747
Firefly Project, USA (1)(4)	114,697	17,799	132,496	114,697
Irhazer and in Gall Project, Niger (2)	40,351	292,023	332,374	40,351
North Rae Uranium Project, Canada (3)	—	51,623	51,623	—
	$1,075,701	$793,947	$1,869,648	$1,075,701

(1)	The descriptions of these properties can be found in Note 5 of the December 31, 2005 audited consolidated financial statements.

(2)	The Company acquired prospecting permits for two uranium properties, Irhazer and In Gall, located in the West African country of Niger. The Government of Niger has entered into a mining convention with the Company for the two uranium properties for a term of thirty (30) years. Each property consists of 2,000 square kilometers (500,000 acres) of mineral rights. The Company has the obligation to expend an aggregate of US$4.4 million in exploration expenditures on the two properties over a period of three years. The Government of Niger is entitled to a 10% retained interest and a 10% participating interest on production.

(3)	The Company signed a letter of intent to acquire a controlling interest in an uranium project located in the Ungava Bay region of northern Quebec, Canada from Azimut Exploration Inc. (‘‘Azimut’’). The ‘‘North Rae Uranium Project’’ consists of three blocks representing 668 claims with a total area of 298.9 square kilometres or 73,835 acres (29,880 hectares). Under the terms of the letter of intent, the Company will pay $210,000 in cash installments over four years, and will issue 150,000 common shares. The Company will also spend a total of $2.9 million in exploration expenditures over five years to earn an initial 50% interest in the project from Azimut, at which stage Azimut would retain a 2% ‘‘yellow cake’’ royalty. The Company can increase its ownership to 65% by issuing an additional 100,000 shares and paying an additional $100,000 in cash over five years from the date the Company earned its 50% interest. To earn its 65% interest, the Company must also incur a minimum of $1 million in exploration expenditures over five years from the date the Company earned its 50% interest, and produce a bankable feasibility study. The Company will act as operator of the project. The letter of intent is subject to regulatory approval, due diligence and environmental assessment.

(4)	Northwestern is awaiting the completion of the U.S. Bureau of Land Management’s (‘‘BLM’’) Environmental Impact Study with respect to nine inactive uranium mines within the La Sal Creek

2.    INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION
        EXPENDITURES (Continued)

mineralized district of Utah, which includes the past-producing Gray Daun and Firefly mines (the ‘‘Firefly Project’’). The BLM has not given any specific date for the completion of its study. In connection with this matter, Northwestern retained the independent firm of Gochnour & Associates Inc. (‘‘G&A’’) to provide it with a summary report based upon initial information that the BLM has made available. The G&A summary report indicates that water and sediment containing radioactive materials and other contaminants are emerging from the portal and base of a waste rock dump and entering La Sal Creek, and as such these emissions may present a potential hazard to downstream water users. It is not known whether the BLM study will require the owner to undertake any remediation with respect to the Firefly and Gray Daun mines. Once the BLM study is released, Northwestern will evaluate its contents and determine whether or not it will proceed with its option interest in the Firefly Project and complete the state and federal permitting process required to bring the mines back into production.

3.	SHARE CAPITAL

a)    Authorized

Unlimited number of common shares

b)    Issued and outstanding

	Shares	Amount
Balance, December 31, 2005	80,226,090	$4,329,779
Exercise of stock options	120,000	43,200
Exercise of stock options – valuation	—	27,600
Exercise of warrants	1,170,500	543,363
Exercise of warrants – valuation	—	153,295
Cost of issue relating to prior year's private placement financing	—	(9,985)
Flow-through tax liability (1)	—	(368,856)
Balance, March 31, 2006	81,516,590	$4,718,396

(1)	During the period, the Company renounced $1,024,599 to investors relating to funds raised in 2005 from a flow-through private placement financing. The renunciation created a future tax recovery of $368,856 which has been allocated as a cost of issuing the flow-through shares.

4.	COMMON SHARE PURCHASE WARRANTS AND BROKER WARRANTS

The following table represents a continuity of warrants from January 1, 2006 to March 31, 2006:

Expiry date	Exercise Price	Janury 1, 2006 Balance	Issued	Exercised	March 31, 2006 Balance	Closing Black-Scholes Value ($)
Warrants
April 15, 2006	$0.475	500,000	—	(500,000)	—	—
April 15, 2006	$0.35	63,000	—	(63,000)	—	—
June 3, 2006	$0.475	949,500	—	(607,500)	342,000	41,040
July 27, 2006	$0.465	1,333,334	—	—	1,333,334	158,340
December 21, 2006	$0.70	454,545	—	—	454,545	48,282
		3,300,379	—	(1,170,500)	2,129,879	247,662
Broker Warrants
December 21, 2006	$0.55	63,636	—	—	63,636	16,127
		3,364,015	—	(1,170,500)	2,193,515	263,789

5.    STOCK OPTIONS AND CONTRIBUTED SURPLUS

(a)    Stock options

The following table reflects the continuity of stock options for the period:

	Number of Options	Weighted Average Exercise Price $
Balance, December 31, 2005	3,900,000	0.526
Exercised(1)	(120,000)	0.360
Granted(2)	100,000	1.100
Balance, March 31, 2006	3,880,000	0.550

As at March 31, 2006, the Company had the following stock options outstanding:

Number of Options	Exercisable Options	Exercise Price ($)	Expiry Date
1,200,000	1,200,000	0.2875	March 26, 2009
600,000	600,000	0.3375	April 23, 2007
80,000	80,000	0.47	August 2, 2008
1,900,000	475,000	0.75	October 14, 2010
100,000	100,000	1.10	March 27, 2011
3,880,000	2,455,000

(1)	During the period, 120,000 stock options exercisable at $0.36 per share and 80,000 stock options exercisable at $0.47 per share as described in Note 8(a) of the December 31, 2005 audited consolidated financial statements had vested as a result of the successful application of two prospecting permits in Niger. The fair value of these stock options ($51,519) has been charged to the Irhazer and In Gall Project. The 120,000 stock options exercisable at $0.36 were exercised during the period.

(2)	On March 27, 2006, 100,000 stock options exercisable at $1.10 per share were granted to an officer of the Company. The following assumptions were used under the Black-Scholes option-pricing model: dividend yield of 0%; expected volatility of 75%; risk-free interest rate of 3.9% and an expected life of 5 years. These options were valued at $70,000 and charged to stock based compensation expense.

5.    STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

(3)	Stock based compensation expense includes $330,912 relating to previously issued stock options from prior years that vested as of March 31, 2006. The remaining balance of $271,287 will be fully expensed by the end of the 2006 fiscal year of the Company.

(b)    Contributed surplus

The following table reflects the continuity of contributed surplus relating to stock options:

Amount
Balance, December 31, 2005	$873,651
Stock based compensation expense	400,912
Stock based compensation expense charged to the Irhazer and In Gall Project	51,519
Stock options exercised	(27,600)
Balance, March 31, 2006	$1,298,482

6.	LOSS PER SHARE (LPS)

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for stock options and warrants. The effect of potential issuances of shares under stock options and warrants would be anti-dilutive, and accordingly basic and diluted LPS are the same.

7.	RELATED PARTY TRANSACTIONS

The Company was charged $53,500 during the period (2005 – $26,400) for consulting and other services rendered by directors and/or officers of the Company. The entire amount has been expensed in the statement of operations and deficit. Included in accounts payable and accrued liabilities at March 31, 2006 is $8,145 (2005 – $nil) owing to these related parties.

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

9.	COMMITMENT

The Company is committed to incur prior to December 31, 2006, on a best efforts basis, approximately $1,024,599 in qualifying Canadian exploration expenditures pursuant to a private placement for which flow-through proceeds have been renounced to subscribers.

10.	SEGMENTED INFORMATION

The Company has one operating segment which is the exploration and development of exploration properties. Geographic segmentation of the Company’s assets are as follows:

	March 31, 2006	December 31, 2005
Canada	$1,991,164	$1,950,746
Mexico	786,169	750,906
United States of America	132,496	114,697
Niger	332,374	40,351
	$3,242,203	$2,856,700

Substantially all of the Company's operating expenses are incurred in Canada. Substantially all of the Company’s cash and equivalents are with a Canadian chartered bank.

11.	SUBSEQUENT EVENT

Subsequent to March 31, 2006, the Company received $34,200 from the exercise of 72,000 warrants.

On April 28, 2006 the Company issued 100,000 common share to Azimut as partial payment for the North Rae Project.

On May 5, 2006 the Company completed a private placement financing of 21,144,027 units of for gross proceeds of $17,972,423. Each unit (priced at $0.85 per unit) consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $1.15 until either (i) the second anniversary of the closing date; or (ii) if the common shares of Northwestern commence trading on either Tier 1 of the TSX Venture Exchange or the Toronto Stock Exchange prior to the second anniversary of the closing date, the fifth anniversary of the closing date. In addition, Northwestern has also granted the agents to the financing an option to purchase, at the issue price of $0.85 up to 5,882,353 additional units that expire on the date that is the earlier of 30 days following the closing date of the private placement and June 5, 2006.

On May 11, 2006, Marek Kreczmer was appointed President and CEO and Kabir Ahmed continues on as Chairman of the Board.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Supplement I to Consolidated Financial Statements
Three Months Ended March 31, 2006
(Unaudited)

INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

ACTIVITY DURING THE PERIOD

	Three Months Ended March 31, (Unaudited)
	2006	2005
Bear Project
Opening balance	$—	$560,767
Core analysis	—	29,192
Assaying and sampling	—	5,699
Interest income	—	(1,493)
Activity during the period	—	33,398
Closing balance	$—	$594,165
Pichachos Project
Opening balance	$750,906	$154,764
Geological, reports and maps	—	69,178
Exploration advance	37,206	—
Staking	—	15,926
General	1,022	11,160
Analysis and assaying	—	91,008
Interest income	(2,965)	(1,493)
Activity during the period	35,263	185,779
Closing balance	$786,169	$340,543
Waterbury Project
Opening balance	$169,747	$—
Drilling	125,000	—
Geophysics	231,849	—
Project management fees	43,355	—
Interest income	(2,965)	—
Activity during the period	397,239	—
Closing balance	$566,986	$—

ACTIVITY DURING THE PERIOD (Continued)

	Three Months Ended March 31, (Unaudited)
	2006	2005
Firefly Project
Opening balance	$114,697	$—
Geological, reports and maps	3,506	—
Consulting	10,295	—
General	2,916	—
Travel and accommodations	4,047	—
Interest income	(2,965)	—
Activity during the period	17,799	—
Closing balance	$132,496	$—
Irhazer and In Gall Project
Opening balance	$40,351	$15,269
Consulting	21,500	—
Transportation	—	17,505
Concession applications	164,218	—
Finder's fee	49,600	—
Stock based compensation	51,519	—
Travel and accommodation	8,899	—
Sale of equipment	(750)	—
Interest income	(2,963)	—
Activity during the period	292,023	17,505
Closing balance	$332,374	$32,774
North Rae Uranium Project
Advances to Azimut	$51,623	$—
Exploration expenditures to	$1,869,648	$967,482

CUMULATIVE FROM INCEPTION

	Waterbury Project	Pichachos Project	Firefly Project	Irhazer and In Gall
Option payments	$93,050	$114,000	$58,485	$—
Staking/claim payments/concession applications	—	15,926	17,854	168,718
Exploration advance	—	334,945	7,500	—
Travel and accommodations	—	—	4,047	8,899
Camp costs	—	5,940	—	—
Geophysics	231,849	—	—	—
Finder's fee	—	—	—	49,600
Transportation	—	5,364	1,154	19,111
Drilling	125,000	3,405	—	—
General	—	29,543	3,001	6,495
Surveys	—	64,480	—	—
Project management fees	43,355	8,965	—	—
Labour	—	8,830	—	—
Consulting fees	—	—	13,275	31,745
Geological, reports and maps	76,697	71,071	21,972	—
Professional fees	—	8,535	8,173	—
Analysis and assays	—	127,346	—	—
Stock based compensation	—	—	—	51,519
Sale of equipment	—	—	—	(750)
Interest income	(2,965)	(12,181)	(2,965)	(2,963)
	$566,986	$786,169	$132,496	$332,374
	North Rae Uranium Project
Advances to Azimut	$51,623