Form 20-F/A
period 2005-12-31
Northwestern Mineral Ventures Inc.
filed 2006-11-01
CIK 1290982

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F-A

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

TABLE OF CONTENTS	i
PART I	1
Item 1. Identity of Directors, Senior Management and Advisers	1
Item 2. Offer Statistics and Expected Timetable	1
Item 3. Key Information	1
Selected Financial Data	2
Capitalization and Indebtedness	2
Reasons for the Offer and Use of Proceeds	2
Risk Factors Affecting the Company	3
We Have No Ongoing Mining Operations, None of our Mineral Properties Contain a Known Commercially Mineable Mineral Deposit, We Have Never Received Any Revenues From Mining Operations, and Our Chances of Reaching the Development Stage on Any of our Properties is Remote	3
We Will Need to Raise Substantial Funding in Order to Carry Out Our Activities	3
Lack of Revenue Producing Operations	4
We Could Lose our Interests in our Properties if Minimum Annual Work is Not Conducted and Option Payments are not Made	4
Title To Our Mining Properties Has Not Been Verified.	4
The Value of our Mineral Properties is Dependent Upon Commodity Prices Which Can Fluctuate Widely	4
We Are Not Engaged in Mining Operations; In the Event We Engage in Mining Operations in the Future, We Would Face Substantial Regulation	5
Titles to the Mexican Properties in which the Company has an Interest are not Registered in the Name of the Company, which may Result in Potential Title Disputes Having a Negative Impact on the Company.	5
The Properties in Which the Company has Interests in Mexico are Subject to Changes in Governmental Laws, Regulations, Economic Conditions or Shifts in Political Attitudes or Stability in Mexico	5
Mexican Foreign Investment and Income Tax Laws apply to the Company	5
Foreign currency fluctuations and inflationary pressures may have a negative impact on the Company's financial position and results	6
Regulation of Mining Operations in Mexico is Very Extensive	6
Risks related to the Company’s Foreign Investments and Operations	6
There is a Risk that we will be Unable to Compete for Mineral Properties, Investment Funds and Technical Expertise	6
We Do Not Have Insurance; We Will Not be Able to Insure Against All Possible Risks	6
If We are Unable to Maintain the Infrastructure for Our Exploration Activities, We Could be Adversely Affected	7
Management May Be Subject to Conflicts of Interest Due to Affiliations with Other Resource Companies	7
Our Management May Not Be Subject to U.S. Legal Process	7
Prices for Precious Metals such as Gold are Volatile and Could Decline	7
Our Stock will be a Penny Stock which Imposes Significant Restrictions on Broker-Dealers Recommending the Stock For Purchase	8
Our Stock Price Could be Volatile	8
We Do Not Plan to Pay Any Dividends in the Foreseeable Future	8
The Company has Only One Full-Time Consultant Acting in a Management Capacity	8
Future Sales of Common Shares by Existing Shareholders	8
Item 4. Information on the Company	9

i

History and Development of the Company	9
Business Overview	9
Forward-Looking Statements	9
General	9
Description of Mining Industry	10
Regulation of Mining Industry	11
Canada	11
Mexico	12
Republic of Niger	12
Organizational Structure	13
Property, Plants and Equipment	13
Picachos Project, Durango State, Mexico	13
Summary of 2004 Minimum Work Exploration Program and Budget	16
Summary of First Phase 2005 Exploration Program	16
Summary of Proposed Second Phase 2005-2006 Exploration Program	16
Management of Picachos Project	17
B. Uranium Concession, Niger, Africa	17
Property Description	17
Access to Properties	18
Work Program and Budget for the First Three-Year Period	18
History	19
Waterbury Uranium Project, Saskatchewan, Canada	19
Location and Access	20
Climate	20
History of Exploration	21
Geology	21
North Rae Uranium Project, Northern Quebec, Canada	21
Location and Access	22
History of Exploration	23
Geology	23
Segueney Uranium Property, Charlevoix County, Quebec, Canada	23
Cash Payments	24
Share Issuances	24
GLOSSARY	25
Item 5. Operating and Financial Review and Prospects	28
Overview	28
Operating Results	28
Liquidity and Capital Resources	29
Research and development, patents and licenses, etc	30
Trend Information	30
Off-Balance Sheet Arrangements	30
Tabular Disclosure of Contractual Obligations	30
Item 6. Directors, Senior Management and Employees	31
Directors and Senior Management.	31
Compensation	33
Termination Agreements for Executive Officers and Directors.	34
Stock Option Plan	34
Options/SARs Granted during Fiscal Year Ended December 31, 2005	34
Board Practices	35
Composition of the Audit Committee	35

ii

Pre-Approval Policies and Procedures	35
Compensation Committee	35
Employees	35
Share Ownership	36
Item 7. Major Shareholders and Related Party Transactions	37
Major Shareholders	37
Related Party Transactions	37
Item 8. Financial Information	37
Consolidated Statements and Other Financial Information	37
Significant Changes	37
Item 9. The Offer and Listing	37
Offer and Listing Details	37
Plan of Distribution	40
Markets	40
Selling Shareholders	40
Dilution	40
Expenses of the Issue	40
Item 10. Additional Information	40
Share Capital	40
Certificate and Articles of Incorporation	40
ARTICLES AND BY-LAWS	42
General	42
Directors	42
Annual and special meetings	42
Material Contracts	43
Exchange Controls	44
Taxation	45
Certain Canadian Federal Income Tax Consequences	45
Dividends on Shares	45
Disposition of Shares	45
Statements by Experts	46
Documents on Display	46
Subsidiary Information	46
Item 11. Quantitative and Qualitative Disclosures About Market Risk.	46
Item 12. Description of Securities Other than Equity Securities	46
Item 13. Defaults, Dividend Arrearages, and Delinquencies.	46
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.	46
Item. 15. Controls and Procedures.	46
Item 16A. Audit Committee Financial Expert.	47
Item 16B. Code of Ethics.	47
Item 16C. Principal Accountant Fees and Services.	47
Item. 16D. Exemptions from the Listing Standards for Audit	48
Item 16E. Purchases of Equity Services by the Issuer and Affiliated Purchasers.	48
Item 17. Financial Statements.	48
Item 18. Financial Statements.	48
Item 19. Exhibits.	48

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

The Company Will Have Only One Full-Time Consultant Acting in a Management Capacity.    The Company has two management consultants, each acting in their respective capacities as Chairman of the Board of Directors and President and CEO. Mr. Kabir Ahmed acts as the Company’s Chairman and Mr. Marek Kreczmer acts as the Company’s President and CEO. Messrs. Ahmed and Kreczmer are the Company’s only full-time service providers. Mr. Ahmed intends to resign from all of his positions with the Company, including its Board of Directors on or about July 7, 2006. Mr. Errol Farr, our Chief Financial Officer, works for the Company on a part-time basis, devoting approximately ten to fifteen hours a month on the Company’s affairs. Upon the resignation of Mr. Ahmed, Mr. Kreczmer will be the Company’s only full-time service provider. The loss of Mr. Kreczmer, for any reason, or our inability to attract and retain additional highly skilled employees, may adversely affect our business and future operations. We do not carry key-man insurance on any members of our management

Future Sales of Common Shares by Existing Shareholders.    Sales of a large number of our Shares in the public markets, or the potential for such sales, could decrease the trading price of the Shares and could impair the Company’s ability to raise capital through future sales of Shares. The Company has previously issued Shares at an effective price per share which is lower than the effective price of the Shares in the Company’s public offering of its Shares completed in February 2004. Accordingly, certain shareholders of the Company have an investment profit in the Shares that they may seek to liquidate.

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

B.	Business Overview*.

•	See Glossary on pages 39-42 for terms used throughout this Annual Report.

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

Companies applying for Mining Permits must conform to Nigerien Company law. The Government requires an initial 10% share in the mining project, free of all costs, which can be later increased to a maximum of 30 % through share purchases. Fees for mining permits are around $1,400 and $2,000 for small and large mining permits respectively.

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

The concessions were granted to the Company for a period of thirty years. Under the terms of the concessions, the Company is required to spend a total of $4.4 million U.S. on exploration of the concessions over the next three years, as set forth below:

YEAR	AMOUNT FOR EACH PROPERTY	TOTAL FOR YEAR
Year 1	$ 200,000 US	$ 400,000 US
Year 2	$ 600,000 US	$1,200,000 US
Year 3	$1,400,000 US	$2,800,000 US

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

A Mining Convention signed on March 8, 2006 by the Company and the Government of Niger guarantees for thirty years the stability of administrative, judicial, fiscal, customs, financial, economic and social conditions during the duration of the Convention , covering both exploration and exploitation activities.

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

FIRST YEAR EXPENSES	$US
Contribution to technical training	$20,000
Wages of expatriate personnel	15,000
Wages of local personnel	30,000
Airborne Survey 5,000 km x $14	70,000
Vehicle	15,000
Equipment	10,000
Office, field camp	10,000
Travel, communication	10,000
Consumables, fuel	10,000
Miscellaneous	10,000
TOTAL:	$200,000

The second year work program will include 6000 meters of reverse circulation drilling at an average depth of 400 meters; samples will be assayed for uranium and multi elements.

SECOND YEAR EXPENSES	$US
Contribution to technical training	$20,000
Wages of expatriate personnel	40,000
Wages of local personnel	30,000
Reverse circulation drilling 6,000 m x $50	300,000
Down hole radiometric 6,000 x $10	60,000
Chemical assays 6,500 x $8	52,000
Vehicle	15,000
Equipment	15,000
Office, field camp	15,000
Travel and communications	15,000
Consumables, fuel	15,000
Miscellaneous	23,000
TOTAL:	$600,000

The third year program could include 15,500 meters of drilling if encouraging results were obtained from the previous year

THIRD YEAR EXPENSES	$US
Contributions to technical training	$20,000
Wages of expatriate personnel	70,000
Wages of local personnel	75,000
Reverse circulation drilling 15,500 m x $50	775,000
Down hole radiometric 15,500 m x $10	155,000
Chemical assays 16,500 x $8	132,000
Equipment	25,000
Office, field camp	40,000
Travel and communications	30,000
Consumables, fuel	25,000
Miscellaneous	53,000
TOTAL:	$1,400,000

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

Climate

The climate in the Athabasca Basin varies from -50 degrees Celsius in winter to 30 degrees in the summer. Generally, freeze up begins in late October and break up occurs in mid-to-late May.

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

Climate

The climate is arctic with an average annual temperature between 23°F and 18.5°F (-5°C and -7.5°C). The Ungava Bay area receives about 15 inches to 19 inches (400 millimeters to

500 millimeters) of precipitation annually, with about 45% of this total falling as snow. Each year, there are between 20 and 40 frost-free days. Exploration generally occurs in the summer months.

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

In the event the Company decides to proceed, the Company will be granted an option to acquire a 100% interest in the Property, subject to it making the following cash payments and stock issuances to Bawolak:

Cash Payments

Upon the later of (i) the date that final approval of the acquisition is obtained from the TSX Venture Exchange, and (ii) the date a definitive option agreement between the Company and Bawolak is fully executed (such later date is referred to as the ‘‘Approval Date’’)	$50,000
On or prior to the first anniversary of the Approval Date	$100,000
On or prior to the second anniversary of the Approval Date	$150,000
On or prior to the third anniversary of the Approval Date	$200,000

Share Issuances

Upon the Approval Date	100,000 Shares
On or prior to the first anniversary of the Approval Date	300,000 Shares
On or prior to the second anniversary of the Approval Date	500,000 Shares
On or prior to the third anniversary of the Approval Date	1,100,000 Shares

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

Following is a glossary of terms used throughout this Annual Report.

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

F.   Tabular Disclosure of Contractual Obligations.

The Company’s contractual obligations are in connection with its following mining interests: (i) an option to acquire a 100% interest in properties in Mexico's Durango provinces (the ‘‘Picachos Project’’), (ii) the acquisition in March 2006 of the right to explore two uranium properties in the Republic of Niger, Africa, (iii) an option to acquire up to a 65% interest in the North Rae Uranium Project, Northern Quebec, Canada, (iv), an option to acquire a 75% interest in the Waterbury Project, which consists of nine uranium claims in the Athabasca Basin, Saskatchewan, Canada, and (v) a Letter of Intent dated June 9, 2006 granting it the right to conduct due diligence and to potentially enter into an option agreement to acquire the Sequaney Uranium Property, located in Charlevoix County, Quebec. The payments described in the following table are optional by the Company, are not contractual obligations of the Company, and, if the Company does not make any payment, the Company will only lose its interest in that particular property. Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment’’ for a description of the Company’s obligations regarding its various property interests.

			Payments due by Period
	TOTAL		LESS THAN ONE YEAR	1-3 YEARS		3-5 YEARS		MORE THAN FIVE YEARS
Option Payments Necessary to Retain Property Interests
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

Marek Kreczmer has been a geologist and mining executive for more than 30 years. He has worked for major and emerging mining industry companies focused on uranium, base and precious metals. Mr. Kreczmer also has extensive experience in corporate governance and administration as a current and former director of several publicly listed mining companies in Canada. In 1991, Mr. Kreczmer founded Tan Range Exploration Corporation (now Tanzanian Royalty Exploration Corporation), a company active in the Tanzania region of Africa, which he served as the President through to 2003. His background includes work with the uranium giant Cameco Corporation, AGIP Canada Ltd., Granges Exploration Ltd., Golden Patriot Mining Inc., Soho Resources Corp. and Northern Canadian Minerals Inc. Mr. Kreczmer obtained a B.Sc. Honours (Mineral Deposits Major) from the University of Ottawa and a Master of Science specializing in mineral deposits from the University of Toronto. He is a member of the Association of Professional Engineers of Saskatchewan and the Prospectors and Developers Association of Canada (PDAC). Mr. Kreczmerdedicates approximately 70% of his time to the Company and has not entered into any non-competition or non-disclosure agreement with the Company.

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

Director’s fees were calculated as follows: (i) $10,000 per annum + (ii) seven board of directors meetings per year ($7,000).

All persons who had served as a director of the Company since its incorporation on September 26, 2003 received the following retroactive compensation:

1.	Kabir Ahmed, Jon North and J. Scott Waldie – 2.5 years of service – payments of $42,500 to each person.

2.	Wayne Beach – 14 months of service – $19,833.33.

3.	Marek Kreczmer – 9 months of service – $12,750.

In addition, the Compensation Committee awarded the following bonus payments on May 25, 2006:

1.	Jon North – $100,000;

2.	Kabir Ahmed – $25,000.

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

‘‘No other executive officer, person owning at least 5% of the Company’s outstanding Shares, or affiliate thereof, has or has had any material interest, directly or indirectly, in any transaction involving the Company since its incorporation, or in any proposed transaction involving the Company.

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

There are no by-law provisions governing the ownership threshold above which shareholder ownership must be disclosed.

C.	Material Contracts

1.	Escrow Agreement dated January 9, 2004 among Northwestern Mineral Ventures Inc., Equity Transfer Services Inc. (the ‘‘Escrow Agent’’), and Kabir Ahmed (’’Ahmed’’). Pursuant to this agreement, in connection with the Company’s initial public offering of up to 15,000,000 Shares, Ahmed agreed to place 1,000,000 Shares (4,000,000 Shares post two 2-1 stock splits) in escrow with the Escrow Agent, to be released from escrow as follows:

DATE	NUMBER OF SHARES RELEASED FROM ESCROW
Date Company’s Shares are listed on TSX Venture Exchange (‘‘Listing Date’’)	1/10 of Shares in Escrow
6 Months After Listing Date	1/6 of Shares Remaining in Escrow
12 Months After Listing Date	1/5 of Shares Remaining in Escrow
18 Months After Listing Date	¼ of Shares Remaining in Escrow
24 Months After Listing Date	1/3 of Shares Remaining in Escrow
30 Months After Listing Date	½ of Shares Remaining in Escrow
36 Months After Listing Date	any Shares Remaining in Escrow

2.	Consulting Agreement with Primoris Group Inc. (‘‘Primoris Group’’), dated April 23, 2004. Under the terms of this agreement, Primoris Group is to provide investor relations services to the Company for one year. Primoris Group is receiving $13,500 per month and has been granted stock options to acquire 300,000 Shares (post-stock split) at an exercise price of $0.675 per Share, with an expiration date of April 23, 2007.

3.	Option Agreement dated July 14, 2004 between RNC Gold Inc. and Northwestern Mineral Ventures Inc. concerning the Picachos Project.Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment.’’ for a description of the agreement.

4.	Letter of Intent dated May 19, 2005 with RNC Gold Inc. pursuant to which the Company was granted the right to acquire a 100% interest in the Picachos Project. Reference is made to ’’Item 4. Information on the Company. D. Property, Plants and Equipment.’’ for a description of the Letter of Intent.

5.	Amending Agreement dated October 14, 2005 between Northwestern Mineral Ventures Inc. and RNC Gold Inc.Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment.’’ for a description of the agreement.

6.	Mining Agreement between the Republic of Niger and Northwestern Mineral Ventures Inc. for the Irhazer Concession.Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment.’’ for a description of the agreement.

7.	Mining Agreement between the Republic of Niger and Northwestern Mineral Ventures Inc. for the In Gall Concession.Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment.’’ for a description of the agreement.

8.	Option Agreement between Canalaska Ventures Ltd. and Northwestern Mineral Ventures Inc. concerning the Waterbury Project, dated as of November 9, 2005.Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment.’’ for a description of the agreement.

9.	Letter of Intent dated March 2, 2006 between Northwestern Mineral Ventures Inc. and Azimut Exploration Inc. Reference is made to ‘‘Item 4.Information on the Company. D. Property, Plants and Equipment.’’ for a description of the Letter of Intent.

10.	Consulting Agreement dated November 1, 2003 between Northwestern Mineral Ventures Inc. and Kabir Ahmed. Reference is made to ‘‘Item 6.Directors, Senior Management and Employees’’ for a description of the material terms of this agreement.

11.	Consulting Agreement dated October 14, 2005 between Northwestern Mineral Ventures Inc. and Marek Kreczmer. Reference is made to ‘‘Item 6. Directors, Senior Management and Employees’’ for a description of the material terms of this agreement.

The above descriptions of the Company’s agreements are summaries only. The full agreements are set forth at ‘‘Item 19. Exhibits.’’

D.	Exchange Controls.

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

Investments which are reviewable under the Investment Canada Act are reviewed by the Minister, designated as being responsible for the administration of the Investment Canada Act. Reviewable investments, generally, may not be implemented prior to the Minister’s determining that the investment is likely to be of ’’net benefit to Canada’’ based on the criteria set out in the Investment Canada Act. Generally investments by non-Canadians consisting of the acquisition of control of Canadian businesses which acquisitions are otherwise non-reviewable or the establishment of new Canadian businesses require that a notice be given under the Investment Canada Act in the prescribed form and manner.

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

Item 13.    Defaults, Dividend Arrearages, and Delinquencies.

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item. 15.    Controls and Procedures.

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in the Company’s reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost benefit relationship of possible controls and procedures.

As required by Securities and Exchange Commission Rules 13a-15(a) and 13a-15(e), the Company reviewed, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end year covered by this report. Because of the Company’s small size it has not conducted a formal evaluation of its disclosure controls and procedures, but it is constantly reviewing such controls and procedures to ensure that they are effective. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

Item 16A.    Audit Committee Financial Expert.

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

Item. 16D.    Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

Item 16E.    Purchases of Equity Services by the Issuer and Affiliated Purchasers.

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

Item 19.    Exhibits.

Exhibits.    (Reference is made to Registration Statement on Form 20-F, dated March 9, 2004, submitted to the Securities and Exchange Commission on March 15, 2004, for exhibits 1, 2, 3.A-3.B. Reference is made to Annual Report on Form 20-F, for the year ended December 31, 2004, dated July 19, 2005, submitted to the Securities and Exchange Commission on July 20, 2005, for exhibits 3.C and 3.D Reference is made to Annual Report on Form 20-F, for the year ended December 31, 2005, submitted to the Securities and Exchange on June 30, 2006, for exhibits 3.E-3.L, exhibits 4.A-4.E, and exhibits 13.1 and 13.2).

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

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORTHWESTERN MINERAL VENTURES INC.
By: /s/ Marek Kreczmer
By: Marek Kreczmer
Title: President and Chief Executive Officer

Date: October 27, 2006

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(Expressed in Canadian Dollars)

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(Expressed in Canadian Dollars)

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

Chartered Accountants

TORONTO, Canada
March 3, 2006

NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

Consolidated Balance Sheets

AS AT DECEMBER 31

(Expressed in Canadian Dollars)

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

Signed ‘‘Wayne Beach’’, Director

Signed ‘‘Kabir Ahmed’’, Director

The accompanying notes are an integral part of these consolidated financial statements.

NORTHWESTERN MINERAL VENTURES INC.

(AN EXPLORATION STAGE COMPANY)

Consolidated Statements of Operations and Deficit

(Expressed in Canadian Dollars)

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

(Expressed in Canadian Dollars)

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

(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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

3.	CASH AND EQUIVALENTS

	2005	2004
Cash and equivalents consist of the following
Cash	$1,681,524	$583,675
Short-term money market investments	—	500,000
	$1,681,524	$1,083,675

As at December 31, 2004, the carrying value of the short-term money market investments approximated their market value.

4.	EQUIPMENT

	Cost	Accumulated Depreciation	Net Carrying Value 2005	Net Carrying Value 2004
Computer equipment	$9,152	$2,446	$6,706	$3,575

5.	INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

At December 31, 2005, accumulated costs with respect to the Company's interest in exploration properties owned, leased or under option, consisted of the following:

Picachos Project, Mexico	2005	2004
Acquisition costs
Option payments	$114,000	$—
Staking	15,926	—
	129,926	—
Exploration costs
Exploration advance	297,739	—
Analysis and assays	127,346	36,338
Geological, reports and maps	71,071	65,613
Surveys	64,480	—
General	28,521	17,348
Project management fees	8,965	8,965
Labour	8,830	8,830
Professional fees	8,535	8,535
Camp costs	5,940	5,940
Transportation	5,364	3,836
Drilling	3,405	3,405
	630,196	158,810
Interest income	(9,216)	(4,046)
	620,980	154,764
	$750,906	$154,764

5.	INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

Waterbury Project, Canada	2005	2004
Acquisition costs
Option payments	$93,050	$—
Exploration costs
Geological, reports and maps	76,697	—
	$169,747	$—
Firefly Project, USA	2005	2004
Acquisition costs
Option payments	$58,485	$—
Claim payments	17,854	—
	76,339	—
Exploration costs
Geological, reports and maps	18,466	—
Professional fees	8,173	—
Exploration advance	7,500	—
Consulting fees	2,980	—
Transportation	1,154	—
General	85	—
	38,358	—
	$114,697	$—
Bear Project, Canada	2005	2004
Acquisition costs
Option payments	$50,000	$50,000
Claim payments	12,506	1,500
	62,506	51,500
Exploration costs
Transportation	222,287	210,997
Drilling	85,865	85,865
General	63,004	60,679
Camp costs	60,671	60,671
Project management fees	40,759	40,759
Labour	29,741	29,741
Consulting fees	23,613	13,594
Analysis and assays	12,466	11,008
Geological, reports and maps	9,223	—
	547,629	513,314
Interest income	(7,942)	(4,047)
	539,687	509,267
	602,193	560,767
Exploration properties and deferred exploration expenditures written-off	(602,193)	—
	$—	$560,767

5.	INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

Irhazer and In Gall Project, Niger (See Note 14(a))	2005	2004
Acquisition costs
Staking	$4,500	—
Exploration costs
Transportation	$19,111	$6,769
Consulting fees	10,245	8,500
General	6,495	—
	35,851	15,269
	$40,351	$15,269
TOTAL INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES	$1,075,701	$730,800

(a)	Picachos Project

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

a)    Authorized

Unlimited number of common shares

b)    Issued and outstanding

	Shares	Amount
Balance, December 31, 2003	4,000,000	$101
Special warrants exercised(1)	8,000,000	195,409
Public offering(2)	60,000,000	1,500,000
Flow-through private placement(4)	412,000	125,660
Common shares issued on private placements(5)(6)	2,909,000	967,925
Warrant valuation(5)(6)	—	(246,540)
Cost of issue	—	(370,706)
Balance, December 31, 2004	75,321,000	2,171,849
Flow-through private placement(9)	1,707,665	1,024,599
Common shares issued on private placements (7)(9)	2,242,425	1,000,000
Warrant valuation(7)(9)	—	(206,622)
Exercise of stock options	200,000	57,500
Exercise of stock options – valuation	—	44,000
Exercise of warrants	455,000	220,875
Exercise of warrants- valuation	—	62,600
Shares issued for interest in exploration properties and deferred exploration expenditures (Notes 5(a) and (b))	300,000	182,000
Cost of issue	—	(181,822)
Flow-through tax liability(4)	—	(45,200)
Balance, December 31, 2005 as per Statement of
Shareholders' Equity	80,226,090	$4,329,779

(1)	Special warrants to purchase 8,000,000 common shares of the Company for no additional consideration, were issued and outstanding as of December 31, 2003. The net proceeds from the sale of the special warrants after deducting the issue costs of the special warrant offering were $195,409. On January 19, 2004, the special warrants were exercised, at no additional cost, into 8,000,000 common shares.

(2)	On February 26, 2004, the Company completed an offering for the sale of 60,000,000 common shares at $0.025 per share, for gross proceeds of $1,500,000. Pursuant to this offering, the agent received a commission equal to 7% of the gross proceeds of the Offering ($0.00175 per common share) for an aggregate commission of $105,000.

(3)	In 2004, the Company completed a stock split pursuant to which each issued common share of the Company was subdivided into two common shares. The stock split was approved at the annual and special meeting of the shareholders of the Company held on June 23, 2004. Each registered holder of common shares of the Company of record on July 27, 2004 received one additional common share for every common share held. Shares and per share amounts presented in these consolidated financial statements have been retroactively adjusted to reflect this stock split.

(4)	On July 30, 2004, the Company issued 412,000 flow-through common shares for proceeds of $125,660. This amount was renounced subsequent to December 31, 2004. The renunciation created a future income tax liability of $45,200, which was allocated as a cost of issuing the

6.	SHARE CAPITAL (Continued)

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

6.	SHARE CAPITAL (Continued)

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

8.    STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

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

8.    STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

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

14.	SUBSEQUENT EVENTS (Continued)

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

	December 31,
	2005	2004
	$	$
Assets
Canadian GAAP	2,856,700	1,896,035
Exploration properties and deferred exploration expenditures (a)	(1,075,701)	(730,800)
US GAAP	1,780,999	1,165,235
Accounts Payable and Accrued Liabilities
Canadian GAAP	170,817	197,625
Flow through shares (b)	166,667	—
US GAAP	337,484	197,625
Future Income Taxes
Canadian GAAP	—	—
Exploration properties and deferred exploration expenditures expensed (a)	387,000	263,000
Increase in valuation allowance	(387,000)	(263,000)
US GAAP	—	—
Capital Stock
Canadian GAAP	4,329,779	2,171,849
Flow through shares (b)	(121,467)	—
US GAAP	4,208,312	2,171,849
Deficit
Canadian GAAP	(2,934,631)	(1,154,557)
Cumulative exploration properties adjustment (a)	(1,075,701)	(730,800)
Flow-through shares (b)	(45,200)	—
US GAAP	(4,055,532)	(1,885,357)

15.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	Year ended December 31,		Period ended December 31
	2005	2004	2003
	$	$	$
Statement of Operations
Net loss under Canadian GAAP	(1,780,074)	(1,121,460)	(33,097)
Exploration properties and deferred exploration expenditures (a)	(344,901)	(730,800)	—
Flow-through shares (b)	(45,200)	—	—
Net loss and comprehensive loss under US GAAP	(2,170,175)	(1,852,260)	(33,097)
Basic and diluted loss per share – US GAAP	(0.03)	(0.03)	(0.00)
Statement of Cash Flows
Cash flows from operating activities under Canadian GAAP	(851,997)	(587,006)	(23,097)
Exploration properties and deferred exploration expenditures (a)	(702,384)	(730,800)	—
Cash flows from operating activities under US GAAP	(1,554,381)	(1,317,806)	(23,097)
Cash flows from investing activities under Canadian GAAP	(707,330)	(735,006)	—
Exploration properties and deferred exploration expenditures (a)	702,384	730,800	—
Cash flows from investing activities under US GAAP	(4,946)	(4,206)	—

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

15.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

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

15.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

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