Form 20-F/A
period 2005-12-31
Northwestern Mineral Ventures Inc.
filed 2007-02-01
CIK 1290982

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F-A-2

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

NORTHWESTERN MINERAL VENTURES INC.

(Translation of Registrant’s name into English)

Province of Ontario, Canada

(Jurisdiction of incorporation or organization)

36 Toronto Street
Suite 1000
Toronto, Ontario M5C 2C5

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report.

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

TABLE OF CONTENTS	i
PART I	1
Item 1. Identity of Directors, Senior Management and Advisers	1
Item 2. Offer Statistics and Expected Timetable	1
Item 3. Key Information	1
Selected Financial Data	1
Capitalization and Indebtedness	2
Reasons for the Offer and Use of Proceeds	2
Risk Factors	2
Risk Factors Affecting The Company	3
We Have No Ongoing Mining Operations, None of our Mineral Properties Contain a Known Commercially Mineable Mineral Deposit, We Have Never Received Any Revenues From Mining Operations, and Our Chances of Reaching the Development Stage on Any of our Properties is Remote	3
We Will Need to Raise Substantial Funding in Order to Carry Out Our Activities	3
Lack of Revenue Producing Operations	4
We Could Lose our Interests in our Properties if Minimum Annual Work is Not Conducted	4
Item 4. Information on the Company
Property, Plants and Equipment
Title To Our Mining Properties Has Not Been Verified.	4
The Value of our Mineral Properties is Dependent Upon Commodity Prices Which Can Fluctuate Widely	4
We Are Not Engaged in Mining Operations; In the Event We Engage in Mining Operations in the Future, We Would Face Substantial Regulation	5
Titles to the Mexican Properties in which the Company has an Interest are not Registered in the Name of the Company, which may Result in Potential Title Disputes Having a Negative Impact on the Company.	5
The Properties in Which the Company has Interests in Mexico are Subject to Changes in Governmental Laws, Regulations, Economic Conditions or Shifts in Political Attitudes or Stability in Mexico	5
Mexican Foreign Investment and Income Tax Laws apply to the Company	5
Foreign currency fluctuations and inflationary pressures may have a negative impact on the Company’s financial position and results	6
Regulation of Mining Operations in Mexico is Very Extensive	6
Risks related to the Company’s Foreign Investments and Operations	6
There is a Risk that we will be Unable to Compete for Mineral Properties, Investment Funds and Technical Expertise	6
We Do Not Have Insurance; We Will Not be Able to Insure Against All Possible Risks	6
If We are Unable to Maintain the Infrastructure for Our Exploration Activities, We Could be Adversely Affected	7
Management May Be Subject to Conflicts of Interest Due to Affiliations with Other Resource Companies	7
Our Management May Not Be Subject to U.S. Legal Process	7
Prices for Precious Metals such as Gold are Volatile and Could Decline	7
Our Stock will be a Penny Stock which Imposes Significant Restrictions on Broker-Dealers Recommending the Stock For Purchase	8
Our Stock Price Could be Volatile	8
We Do Not Plan to Pay Any Dividends in the Foreseeable Future	8
Future Sales of Common Shares by Existing Shareholders	8
Item 4. Information on the Company	9
History and Development of the Company	9

i

ii

iii

PART I1

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

[1]	The information contained in this Amendment is current as of the beginning of July 2006.

CANADIAN GAAP
Can $

	Three Month Period ended March 31, 2006 (unaudited) $	Three Month Period ended March 31, 2005 (unaudited) $	Year Ended December 31, 2005 (audited) $	Year Ended December 31, 2004 (audited) $	Period from September 26, 2003 to December 31, 2003 (audited) $
Revenues	—	—	—	—	—
Loss for the Period	280,119	135,479	1,780,074	1,121,460	33,097
Loss Per Share	0.00	0.00	0.02	0.02	0.0
Cash Flows from Operating Activities	(257,791)	(348,225)	(851,997)	(587,006)	(23,097)
Cash Flows from Investing Activities	(692,828)	(237,347)	(707,330)	(735,006)	—
Total Assets	3,242,203	2,086,254	2,856,700	1,896,035	172,413
Current Assets	1,366,352	1,114,825	1,774,293	1,161,660	172,413
Liabilities	176,286	21,773	170,817	197,625	10,000
Share Capital	6,280,667	3,354,517	5,620,514	2,852,967	195,510
Deficit	3,214,750	1,290,036	2,934,631	1,154,557	33,097
Shareholders’ Equity	3,065,917	2,064,481	2,685,883	1,698,410	162,413

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

We Are Not Engaged in Mining Operations; In the Event We Engage in Mining Operations in the Future, We Would Face Substantial Regulation.    We are not engaged in any mining operations at the present time and there can be no assurance we will ever engage in any mining operations in the future. All of our current activities are exploratory in nature.There can be no assurance, that we will discover any precious or base metals, establish the feasability of mining a deposit, or, if warranted, develop a property to production and maintain production activities, either alone or as a joint venture participant. Furthermore, there can be no assurance that we would be able to sell either the deposit or the Company on acceptable terms. Mining operations in Canada are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating the removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, provincial and local laws which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed with material adverse effect on the Company’s activities. Moreover, compliance with such laws may cause substantial delays and require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for pollution or other environmental damage which it may elect not to insure against due to prohibitive premium costs and other reasons.

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

Foreign currency fluctuations and inflationary pressures may have a negative impact on the Company’s financial position and results.    The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position and results. As the Company maintains its accounts in Canadian and US dollars, any appreciation in Mexican currency against the Canadian or US dollar will increase our costs of carrying out operations in Mexico. Further, any decrease in the US dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in US dollars. The steps taken by management to address foreign currency fluctuations may not eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations. The Company also bears the risk of incurring losses occasioned as a result of inflation in Mexico.

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

Our Stock Price Could be Volatile.    The market price of our Shares, like that of the common shares of many other natural resource companies, has been and is likely to remain highly volatile. Results of exploration activities, the price of gold, copper, uranium, and other precious metals, period-to-period fluctuations in our operating results, changes in estimates of the Company’s performance by securities analysts, market conditions for shares of natural resource companies in general, and other factors beyond the control of the Company, could have a significant, adverse impact on the market price of the Shares.

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

At June 30, 2006 the Company Had Only One Full-Time Consultant Acting in a Management Capacity.    At June 30, 2006, the Company had two management consultants, each acting in their respective capacities as Chairman of the Board of Directors and President and CEO. Mr. Kabir Ahmed who acted as the Company’s Chairman and Mr. Marek Kreczmer acts as the Company’s President and CEO. Messrs. Ahmed and Kreczmer were the Company’s only full-time service providers. Mr. Ahmed resigned from all of his positions with the Company, including its Board of Directors on or about July 7, 2006. Mr. Errol Farr, our Chief Financial Officer, works for the Company on a part-time basis, devoting approximately ten to fifteen hours a month on the Company’s affairs. Upon the resignation of Mr. Ahmed, Mr. Kreczmer will be the Company’s only full-time service provider. The loss of Mr. Kreczmer, for any reason, or our inability to attract and retain additional highly skilled employees, may adversely affect our business and future operations. We do not carry key-man insurance on any members of our management

Future Sales of Common Shares by Existing Shareholders.    Sales of a large number of our Shares in the public markets, or the potential for such sales, could decrease the trading price of the Shares and could impair the Company’s ability to raise capital through future sales of Shares. The Company has previously issued Shares at an effective price per share which is lower than the effective price of the Shares in the Company’s public offering of its Shares completed in February 2004. Accordingly, certain shareholders of the Company have an investment profit in the Shares that they may seek to liquidate.

Item 4.    Information on the Company.

A.	History and Development of the Company.

The Company was incorporated under the laws of the Province of Ontario, Canada on September 26, 2003.

The principal business office of the Company is located at 36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada. Its telephone number is (416) 367-6875. The Company does not have an agent in the United States.

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

General

The Company was founded on September 26, 2003 to explore for precious and base metals and uranium. The Company is currently focused on properties with potential gold and silver deposits, and uranium. The Company is an exploration stage company and is not engaged in any mining operations, and there can be no assurance it will ever engage in mining operations. To date, its only mining interests are (i) an option to acquire a 100% interest in properties in Mexico’s Durango state (the

‘‘Picachos Project’’), (ii) the acquisition in March 2006 of the right to explore two uranium properties in the Republic of Niger, Africa, (iii) an option to acquire up to a 65% interest in the North Rae Uranium Project, Northern Quebec, Canada, (iv) an option to acquire a 75% interest in the Waterbury Project, which consists of nine uranium claims in the Athabasca Basin, Saskatchewan, Canada, and (v) a Letter of Intent dated June 9, 2006 granting it the right to conduct due diligence and to potentially enter into an option agreement to acquire the Saguenay Uranium Property, located in Charlevoix County, Quebec. In December 2005 the Company acquired an option to acquire a 100% interest of the Firefly Project, in the La Sal uranium district in southeastern Utah, but in June 2006 decided to let the option lapse. In addition, during the year ended December 31, 2005 the Company dropped its option to acquire a 50% interest in the Bear Project, Longtom Property, located in the Northwest Territories, Canada because it wanted to concentrate more of its resources on the Picachos Project, which it believed had more potential. The Company had spent approximately $600,000 on the Bear Project. Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment.’’ for a detailed description of the Company’s mining interests.

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

Description of Mining Industry

Our business is highly speculative. We are exploring for base and precious metals and other mineral resources. Ore is rock containing particles of a particular mineral (and possibly other minerals which can be recovered and sold), which rock can be legally extracted, and then processed to recover the minerals which can be sold at a profit. Although mineral exploration is a time consuming and expensive process with no assurance of success, the process is straight forward. First, we acquire the rights to enable us to explore for, and if warranted, extract and remove ore so that it can be refined and sold on the open market to dealers. Second, we explore for precious and base metals by examining the soil, rocks on the surface, and by drilling into the ground to retrieve underground rock samples, which can then be analyzed. This work is undertaken in staged programs, with each successive stage built upon the information gained in prior stages. If exploration programs discover what appears to be an area which may be able to be profitably mined, we will focus our activities on determining whether that is feasible, while at the same time continuing the exploratory activities to further delineate the location and size of this potential ore body. Things that will be analyzed by us in making a determination of whether we have a deposit which can be feasibly mined at a profit include:

1.	The amount of mineralization which has been established, and the likelihood of increasing the size of the mineralized deposit through additional drilling;

2.	The expected mining dilution;

3.	The expected recovery rates in processing;

4.	The cost of mining the deposit;

5.	The cost of processing the ore to separate the gold or uranium from the host rocks, including refining the precious or base metals;

6.	The costs to construct, maintain, and operate mining and processing activities;

7.	Other costs associated with operations including permit and reclamation costs upon cessation of operations;

8.	The costs of capital;

9.	The costs involved in acquiring and maintaining the property; and

10.	The price of the precious or base minerals. For example, the price of one ounce of gold for the years 2001-2005 ranged from a low of $271 U.S. in 2001, to a high of $536.50 U.S. in 2005. At June 28, 2006, the price of gold was $582.75 U.S. per ounce[2] .. The price of one pound of uranium for the years 2001-2005 ranged from a low of $7.25 U.S. in 2001, to a high of $36.25 U.S. in 2005. At June 26, 2006, the price of uranium was $45.50 U.S. per pound.

Our analysis will rely upon the estimates the plans of geologists mining engineers, metallurgists and others.

If we determine that we have a feasible mining project, we will consider pursuing alternative courses of action, including:

•	seeking to sell the deposit or the Company to third parties;

•	entering into a joint venture with larger mining company to mine the deposit; or

•	placing the property into production ourselves.

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

[2]	Based upon the Average Spot Price of Gold, London PM fix.

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

Mexican mining law does not require payment of finder’s fees or royalties to the Government, except for a discovery premium in connection with national mineral reserves, concessions in marine zones and claims or allotments contracted directly from the Council of Mineral Resources. None of the property interests held by the Company are under such fee regime. However, holders of exploration and exploitation concessions are required to pay surface taxes which are assessed and levied on a semi-annual basis.

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

A Mining Permit will be granted in the case of successful exploration, subject to the right of the Government to participate in the project. A ‘small mine’ permit is valid for five years, renewable 3 times for five-year periods, while a ‘large mine’ permit lasts for 20 years initially, renewable 2 times per period of 10 years. Further extensions are possible if commercial reserves remain.

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

In July 2004, the Company entered into an option agreement with RNC Gold Inc. (‘‘RNC’’) to acquire a 50% interest in two silver-gold properties in Mexico’s Durango and Sinaloa provinces (the ‘‘Picachos Project’’). Subsequently, in October 2005, the Company amended its option agreement to acquire the remaining 50% interest in the Picachos Project. The Picachos property portfolio originally included the 7,700-hectare (19,000-acre) silver-gold Picachos property area in Durango State and the 17,800-hectare (43,900-acre) Tango gold claims in Sinaloa State. In 2005 the Company decided to focus its exploration on the 7,700 hectare silver-gold Picachos Property, so on November 17, 2005 the Company dropped its interest in the Tango gold claims in Sinaloa State.

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

The Company funded operations during the period from incorporation (September 26, 2003) to December 31, 2004 through the net proceeds of various financings. On January 27, 2005, the Company completed a non-brokered private placement of 666,667 units at a price of $0.75 per unit for gross proceeds of $500,000. Each unit consists of one common share and once common share purchase warrant exercisable at a price of $0.93 until July 27, 2006. In September 2005 the Company had a two-for-one stock split. In October 2005, 455,000 share purchase warrants, at an exercise price of $0.475, were exercised, resulting in proceeds of $216,125. On December 21, 2005, the Company completed a private placement of 1,707,665 flow-through common shares at a price of $0.60 per Share and 909,091 units at a price of $0.55 per unit. Each unit consists of one common share and one-half of one common share purchase warrant exercisable at a price of $0.70 per Share until December 21, 2006. The Company paid a broker a commission of $106,700 and issued broker warrants entitling it to acquire 63,636 units at an exercise price of $0.55 per unit until December 21, 2006.

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

On April 28, 2006 the Company issued 100,000 common shares to Azimut Exploration Inc. as partial payment for the North Rae Project.

At June 13, 2006, there were outstanding 13,570,528 share purchase warrants, 63,636 units, each unit consisting of one common share and one-half share warrant held by brokers, and 3,980,000 stock options, which entitle the holders to purchase common shares of the Company.

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

F.  Tabular Disclosure of Contractual Obligations.

The Company’s contractual obligations are in connection with its following mining interests: (i) an option to acquire a 100% interest in properties in Mexico’s Durango provinces (the ‘‘Picachos Project’’), (ii) the acquisition in March 2006 of the right to explore two uranium properties in the Republic of Niger, Africa, (iii) an option to acquire up to a 65% interest in the North Rae Uranium Project, Northern Quebec, Canada, (iv), an option to acquire a 75% interest in the Waterbury Project, which consists of nine uranium claims in the Athabasca Basin, Saskatchewan, Canada, and (v) a Letter of Intent dated June 9, 2006 granting it the right to conduct due diligence and to potentially enter into an option agreement to acquire the Sequaney Uranium Property, located in Charlevoix County, Quebec. The payments described in the following table are optional by the Company, are not contractual obligations of the Company, and, if the Company does not make any payment, the Company will only lose its interest in that particular property. Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment’’ for a description of the Company’s obligations regarding its various property interests.

			Payments due by Period
	TOTAL		LESS THAN ONE YEAR	1-3 YEARS		3-5 YEARS		MORE THAN FIVE YEARS
Option Payments Necessary to Retain Property Interests at May 31, 2006
Payments relating to Picachos Project	$22,000,000		$1,000,000	$4,000,000		$9,000,000		$8,000,000
Payments relating to Niger Concessions	$4,400,000		$400,000	$4,000,000		0		0
Payments relating to Waterbury Project	$2,150,000		$1,350,000	$800,000		0		0
Payments relating to North Rae Uranium Project	$3,110,000		$480,000	$1,870,000		$760,000		0
Payments relating to Saguenay Uranium Property	$545,000	*	$45,000		*		*		*
TOTAL FOR ALL PROPERTY INTERESTS	$32,205,000		$3,275,000	$10,670,000		$9,760,000		$8,000,000

*	The timing of the additional $500,000 payments cannot be determined at this time.

Item 6.    Directors, Senior Management and Employees.

A.  Directors and Senior Management.

Directors and Officers.    At June 30, 2006 the names, municipalities of residence and principal occupations of the directors and officers of the Company were as follows:

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

Kabir Ahmed, a securities lawyer, served as the Company’s Chairman of the Board until his resignation on or about July 7, 2006. He was also the founding CEO and a director of Southampton Ventures Inc., a junior mineral exploration company he took public onto the TSX Venture Exchange. Mr. Ahmed is also the President of Richmond Capital Partners Inc., a fully licensed Limited Market Dealer in Ontario. Prior to that, he served as the Ontario Regional Manager for the Toronto Stock Exchange. Mr. Ahmed holds a B.Sc. from the University of Toronto, an LL.B. from Osgoode Hall Law School, and a Masters of Business Administration in Corporate Finance from the Schulich School of Business. He has been admitted to the Bars of New York and Ontario. Mr. Ahmed has not entered into any non-competition or non-disclosure agreement with the Company.

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

Errol Farr was appointed the Company’s Chief Financial Officer in January 2005. A Certified Management Accountant, Mr. Farr has 15 years of experience as a Certified Management Accountant (CMA) including the supervision of finance, accounting and operations departments. His background also consists of 10 years with numerous publicly listed junior mining companies, as well as consulting assignments. Mr. Farr studied at Queen’s University and received his CMA accreditation in 1990.

Anton Esterhuizen, M.Sc., B.Sc. (Hons), is an experienced geologist with extensive experience in Africa. Among his career highlights, he is credited with the discovery and evaluation of the Xstrata Group’s world-class, high-grade Rhovan vanadium deposit in South Africa, the re-evaluation of the sizeable Burnstone gold deposit, also in South Africa, and a number of Tanzanian gold deposits. At present, Mr. Esterhuizen is Managing Director of Pangea Exploration (Pty) Limited in Johannesburg and a director of Tanzanian Royalty Exploration Corporation. His background also includes work with African precious metals producer Gold Fields Ltd. Mr. Esterhuizen is a fellow of the Geological Society of South Africa and the first recipient of the Des Pretorius Memorial Award for outstanding work in economic geology in Africa. He also received the Dreyer Award from the Society for Mining Metallurgy and Exploration Inc. (USA) for outstanding achievements in applied economic geology, one the world’s most prestigious awards for exploration.

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

C.    Board Practices.

The directors of the Company at June 30, 2006 were as follows:

NAME	POSITION	DATE APPOINTED DIRECTOR
KabirAhmed*	Chairman of the Board	September 27, 2003
Marek Kreczmer	Director	October 14, 2005
Anton Esterhuizen	Director	May 25, 2006
Simon Lawrence	Director	May 25, 2006
Joseph D. Horne	Director	May 25, 2006

*	Mr. Ahmed resigned from the Company’s Board of Directors on or about July 7, 2006.

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

D.    Employees.

The Company has two consultants acting in a management capacity:    Marek Kreczmer, its Chief Executive Officer and President, and Erik H. Martin, its Chief Financial Officer. Mr. Ahmed, former Chairman of the Board of Directors, resigned on or about July 7, 2006.

E.    Share Ownership.

The following table sets forth the shareholdings of the Company’s directors and senior management as at June 23, 2006.

NAME	POSITION	NUMBER OF SHARES OWNED		PERCENTAGE OF OUTSTANDING SHARES*
Kabir Ahmed**	Chairman of the Board	3,900,000	***	3.86%
Marek Kreczmer	CEO, President, Director	0		0
Anton Esterhuizen	Director	0		0
Simon Lawrence	Director	0		0%
Joseph D. Horne	Director	0		0
Errol Farr	Chief Financial Officer	0		0
Officers & Directors, as a group		3,900,000	***	3.86%

*	At June 23, 2006 the Company had 101,126,117 Shares outstanding.

**	Mr. Kabir Ahmed resigned from the Company’s Board of Directors on or about July 7, 2006.

***	These amounts do not reflect the Shares the Company’s officers and directors can each acquire pursuant to the exercise of options, as set forth in the following table.

Name	Number of Shares	Exercise Price	Grant Date	Expiration Date
Kabir Ahmed	400,000	0.2875	March 26, 2004	March 26, 2009
Marek Kreczmer	1,900,000	0.75	Oct. 14, 2005	Oct. 14, 2010
	250,000	0.68	May 25, 2006	May 25, 2011
Anton Esterhuizen	200,000	0.68	May 25, 2006	May 25, 2011
Simon Lawrence	200,000	0.68	May 25, 2006	May 25, 2011
Joseph D. Horne	200,000	0.68	May 25, 2006	May 25, 2011
Errol Farr	100,000	1.10	March 27, 2006	March 27, 2011

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

B.    Related Party Transactions.

Kabir Ahmed, at June 30, 2006, the Chairman of the Board of Directors, and previously the Company’s President and Chief Executive officer, and owner of 3.86% of the Company’s outstanding Shares, was a director of RNC Gold Inc. ‘‘(RNC’’) at the time the Company entered into its option agreement to acquire a 50% interest in the Picachos Project in Mexico. Mr. Ahmed resigned his position as director of RNC in early 2005, prior to the time the Company negotiated and entered into its Letter of Intent in May 2005 with RNC to acquire a 100% interest in the Picachos Project. Reference is made to ‘‘Item 4. Information on the Company’’ for a description of these transactions.

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

Item 9.    The Offer and Listing

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

A.    Share Capital.–

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

Acquisitions of businesses related to Canada’s cultural heritage or national identity (regardless of the value of assets involved) may also be reviewable under the Investment Canada Act. In addition, investments to establish new, unrelated businesses are not generally reviewable. An investment to establish a new business that is related to the non-Canadian’s existing business in Canada is not notifiable under the Investment Canada Act unless such investment relates to Canada’s cultural heritage or national identity.

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

Certain Canadian Federal Income Tax Consequences

The following is a general summary of the principal Canadian federal income tax considerations generally applicable to a person who holds Shares and who, at all relevant times, for the purposes of the Income Tax Act (Canada) (the ‘‘Act’’) and any applicable bi-lateral tax convention, is not and has never been resident or deemed to be resident in Canada, deals at arm’s length and is not affiliated with the Company, holds his/her Shares as capital property, does not use or hold (and will not use or hold) and is not deemed to use or hold his/her Shares in, or in the course of, carrying on a business in Canada and does not carry on an insurance business in Canada and elsewhere (a ‘‘Non-Resident Holder’’).

The summary is based on the current provisions of the Act and the regulations thereunder and the Company’s understanding of the current published administrative practices, and assessing policies of the Canada Revenue Agency (the ‘‘CRA’’). This summary takes into account all specific proposals to amend the Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the ‘‘Proposed Amendments’’) although no assurances can be given that such Proposed Amendments will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision or other changes in administrative practices or assessing policies of the CRA nor does it take into account any provincial, territorial, local or foreign tax considerations. The provisions of provincial income tax legislation may vary from province to province in Canada and, in some cases, differ from federal tax legislation.

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

Item 13.    Defaults, Dividend Arrearages, and Delinquencies.

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item. 15.    Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in the Company’s reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. The Company has begun an evaluation of its disclosure controls and procedures and it anticipates that such evaluation will be completed within the first two months of 2007. At such time, the Company will issue a news release and file a Form 6-K announcing the results of its evaluation.

Because of its small size and limited resources, the Company has not performed an evaluation of its disclosure controls and procedures as of December 31, 2005, as required by Securities and Exchange Commission Rules 13a-15(a) and 13a-15(e) . Accordingly, the Company is unable to make any conclusions on the effectiveness of its controls and procedures as of December 31, 2005.

Changes in Internal Controls over Financial Reporting

Although we did not evaluate the effectiveness of our disclosure controls and procedures , we are unaware of any changes in our internal controls over financial reporting during our fiscal year ended Dec, 2005 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

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

Date: January 29, 2007