Form 20-F
period 2006-12-31
Northwestern Mineral Ventures Inc.
filed 2007-07-13
CIK 1290982

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2006

OR

    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

OR

    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                  to

Commission file number - 0-50822

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

104,489,753

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

TABLE OF CONTENTS	i
PART I	1
Item 1. Identity of Directors, Senior Management and Advisers	1
Item 2. Offer Statistics and Expected Timetable	1
Item 3. Key Information	1
Selected Financial Data	1
Capitalization and Indebtedness	2
Reasons for the Offer and Use of Proceeds	2
Risk Factors	3
We Have No Ongoing Mining Operations, None of our Mineral Properties Contain a Known Commercially Mineable Mineral Deposit, We Have Never Received Any Revenues From Mining Operations, and Our Chances of Reaching the Development Stage on Any of our Properties is Remote	3
We Will Need to Raise Substantial Funding in Order to Carry Out Our Activities	3
Lack of Revenue Producing Operations	4
We Could Lose our Interests in our Properties if Minimum Annual Work is Not Conducted	4
Title To Our Mining Properties Has Not Been Verified.	4
The Value of our Mineral Properties is Dependent Upon Commodity Prices Which Can Fluctuate Widely	4
We Are Not Engaged in Mining Operations; In the Event We Engage in Mining Operations in the Future, We Would Face Substantial Regulation	5
Titles to the Mexican Properties in which the Company has an Interest are not Registered in the Name of the Company, which may Result in Potential Title Disputes Having a Negative Impact on the Company	5
The Properties in Which the Company has Interests in Mexico are Subject to Changes in Governmental Laws, Regulations, Economic Conditions or Shifts in Political Attitudes or Stability in Mexico	5
Mexican Foreign Investment and Income Tax Laws apply to the Company	5
Foreign currency fluctuations and inflationary pressures may have a negative impact on the Company’s financial position and results	6
Regulation of Mining Operations in Mexico is Very Extensive	6
Risks related to the Company’s Foreign Investments and Operations	6
There is a Risk that we will be Unable to Compete for Mineral Properties, Investment Funds and Technical Expertise	6
We Do Not Have Insurance; We Will Not be Able to Insure Against All Possible Risks	6
If We are Unable to Maintain the Infrastructure for Our Exploration Activities, We Could be Adversely Affected	7

i

Management May Be Subject to Conflicts of Interest Due to Affiliations with Other Resource Companies	7
Our Management May Not Be Subject to U.S. Legal Process	7
Prices for Precious Metals such as Gold are Volatile and Could Decline	8
Our Stock will be a Penny Stock which Imposes Significant Restrictions on Broker-Dealers Recommending the Stock For Purchase	8
Our Stock Price Could be Volatile	8
We Do Not Plan to Pay Any Dividends in the Foreseeable Future	8
As of June 27, 2007 the Company Had Only Two Full Time Consultants Acting in a Management Capacity, One of Whom Will be Leaving His Position In July 2007	8
Future Sales of Common Shares by Existing Shareholders	9
Item 4. Information on the Company	9
History and Development of the Company	9
Business Overview	9
Forward-Looking Statements	9
General	10
Description of Mining Industry	10
Regulation of Mining Industry	12
Canada	12
Mexico	12
Republic of Niger	13
Organizational Structure	14
Property, Plants and Equipment	14
A. Picachos Project, Durango State, Mexico	14
B. Uranium Concession, Niger, Africa	19
C. Waterbury Uranium Project, Saskatchewan, Canada	22
D. North Rae Uranium Project, Northern Quebec, Canada	24
E. Daniel Lake Uranium Project, Northern Quebec, Canada	26
GLOSSARY	28
Item 5. Operating and Financial Review and Prospects	30
Overview	31
Operating Results	31
Liquidity and Capital Resources	32
Research and development, patents and licenses, etc	33
Trend Information	33

Off-Balance Sheet Arrangements	33
Tabular Disclosure of Contractual Obligations	33
Item 6. Directors, Senior Management and Employees	34
Directors and Senior Management.	34
Compensation	35
No Termination Agreements for Executive Officers and Directors.	37
Stock Option Plan	37
Options/SARs Granted during Fiscal Year Ended December 31, 2006	38
Board Practices	39
Composition of the Audit Committee	39
Pre-Approval Policies and Procedures	39
Compensation Committee	39
Employees	39
Share Ownership	40
Item 7. Major Shareholders and Related Party Transactions	41
Major Shareholders	41
Related Party Transactions	41
Item 8. Financial Information	41
Consolidated Statements and Other Financial Information	41
Significant Changes	41
Item 9. The Offer and Listing	42
Offer and Listing Details	42
Plan of Distribution	44
Markets	44
Selling Shareholders	44
Dilution	44
Expenses of the Issue	44
Item 10. Additional Information	44
Share Capital	44
Certificate and Articles of Incorporation	45
ARTICLES AND BY-LAWS	46
General	46
Directors	46
Annual and special meetings	46

Material Contracts	47
Exchange Controls	47
Taxation	48
Certain Canadian Federal Income Tax Consequences	48
Dividends on Shares	49
Disposition of Shares	49
Statements by Experts	50
Documents on Display	50
Subsidiary Information	50
Item 11. Quantitative and Qualitative Disclosures About Market Risk	50
Item 12. Description of Securities Other than Equity Securities	50
Item 13. Defaults, Dividend Arrearages, and Delinquencies	50
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	50
Item. 15. Controls and Procedures	50
Item 16A. Audit Committee Financial Expert	51
Item 16B. Code of Ethics	51
Item 16C. Principal Accountant Fees and Services	51
Item. 16D. Exemptions from the Listing Standards for Audit	51
Item 16E. Purchases of Equity Services by the Issuer and Affiliated Purchasers	51
Item 17. Financial Statements	51
Item 18. Financial Statements	51
Item 19. Exhibits	52

PART I1

Item 1.    Identity of Directors, Senior Management and Advisers.

Not Applicable.

Item 2.    Offer Statistics and Expected Timetable.

Not applicable.

Item 3.    Key Information.

All dollar amounts in this Annual Report are expressed in Canadian dollars. The following tables set forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the years 2002-2006 and for the period January 1, 2007 through June 30, 2007.

Year	Average
2002	.6776
2003	.7186
2004	.7702
2005	.8276
2006	.8844

	Low	High
June 2007	.9322	.9456
May 2007	.8980	.9345
April 2007	.8633	.9035
March 2007	.8467	.8673
February 2007	.8437	.8631
January 2007	.8457	.8586

The exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. At July 11, 2007, one Canadian dollar, as quoted by Moneyline Telerate and other sources at 3 P.M. Eastern Time for New York foreign exchange selling rates, equaled $.9475 in U.S. dollars. (Source: The New York Times)

A.    Selected Financial Data.

Following is selected financial data of the Company, expressed in Canadian dollars, for the period from the Company’s incorporation on September 26, 2003 through March 31, 2007. The audited financial statements were prepared in accordance with Canadian generally accepted accounting principles (‘‘Canadian GAAP’’), which differ substantially from United States generally accepted accounting principles (‘‘US GAAP’’). Reference is made to Note 13 to the audited consolidated financial statements for the period ended December 31, 2006, which is contained below in ‘‘Item 18. Financial Statements.’’ Note 13 provides a description of the differences between Canadian and United States generally accepted accounting principles, and how these differences could affect the Company’s financial statements. On July 27, 2004 the Company completed a 2 for 1 stock split, pursuant to which each issued Share of the Company was subdivided into two Shares. On September 6, 2005, the Company completed an additional 2 for 1 stock split, pursuant to which each issued Share of the Company was subdivided into two Shares. The outstanding warrants and stock options were also sub-divided at the same ratio as the common shares. Shares and per Share amounts in this Annual Report and in the Selected Financial Data have been retroactively adjusted to reflect the stock splits.

[1]

	Three Month Period ended March 31, 2007 (unaudited) $	Three Month Period ended March 31, 2006 (unaudited) $	Year Ended December 31, 2006 (audited) $	Year Ended December 31, 2005 (audited) $	Year Ended December 31, 2004 (audited) $	Period from September 26, 2003 to December 31, 2003 (audited) $
Revenues	—	—	—	—	—	—
Loss for the Period	369,675	280,119	2,421,484	1,780,074	1,121,460	33,097
Loss Per Share	0.00	0.00	0.03	0.02	0.02	0.0
Cash Flows from Operating Activities	(454,890)	(257,791)	(1,355,091)	(851,997)	(587,006)	(23,097)
Cash Flows from Investing Activities	8,514,752	(692,828)	(12,858,160)	(707,330)	(735,006)	—
Total Assets	19,159,964	3,242,203	19,490,706	2,856,700	1,896,035	172,413
Current Assets	13,711,018	1,366,352	15,026,965	1,774,293	1,161,660	172,413
Liabilities	290,981	176,286	383,366	170,817	197,625	10,000
Share Capital	24,594,773	6,280,667	24,463,455	5,620,514	2,852,967	195,510
Deficit	5,725,790	3,214,750	5,356,115	2,934,631	1,154,557	33,097
Shareholders’ Equity	18,868,983	3,065,917	19,107,340	2,685,883	1,698,410	162,413

The following table sets forth how the Selected Financial Data presented above would be presented under US GAAP for the fiscal years ended December 31, 2005 and December 31, 2004, and the period from September 26, 2003 through December 31, 2003:

US GAAP
Can $

	Year ended December 31, 2006 (audited) $	Year ended December 31, 2005 (audited) $	Year ended December 31, 2004 (audited) $	Period from September 26, 2003 to December 31, 2003 (audited) $
Loss for the Period	5,735,402	2,170,175	1,852,260	33,097
Loss Per Share	0.05	0.03	0.03	0.01
Cash Flows from Operating Activities	(4,806,159)	(1,554,381)	(1,317,806)	(23,097)
Cash Flows From Investing Activities	(9,407,092)	(4,946)	(4,206)	—
Total Assets	15,303,276	1,780,999	1,165,235	172,413
Deficit	9,790,934	4,055,532	1,885,357	33,097

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

However, there can be no assurance we would be able to raise the necessary funds. Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment’’ and Item 5. Operating and Financial Review and Prospects. F. Tabular Disclosure of Contractual Obligations’’ for a description of the Company’s financial commitments relating to its various property interests. In May 2006, the Company raised gross proceeds of approximately $17.9 million in a private offering of its securities. Although the funds raised in May 2006 will allow the Company to meet its existing financial obligations over the next 12 months, there is no assurance that in the future we will be able to raise the necessary funds on acceptable terms, or at all. If we do not raise these funds, investors could lose their investment. If we are able to raise these funds, it is likely that investors will experience dilution of their interests, which could result in a decrease in the value of their Shares.

Lack of Revenue Producing Operations.    Since inception, the Company has not generated any revenues from mining operations. As of December 31, 2006, the Company had an accumulated deficit of $5,356,115. Accordingly, the Company’s business operations are subject to all of the risks inherent in companies without cash flow or earnings. The future earnings, if any, and cash flow, if any, from operations of the Company are dependent, in part, on its ability to locate properties containing commercially mineable mineral deposits, of which there can be no assurance.

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

The Value of our Mineral Properties is Dependent Upon Commodity Prices Which Can Fluctuate Widely.    The price of our Shares, our financial results and exploration, development and mining activities may in the future be significantly adversely affected by declines in the price of uranium, gold, copper, or other minerals. Gold, uranium, copper, and other mineral prices fluctuate, like many resource commodities, and are affected by numerous factors beyond the Company’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, uranium, copper or other mineral-producing countries throughout the world. Although the prices of gold, copper or other minerals have increased in recent years, and future price declines could cause continued development of and commercial production from the Company’s properties to be impracticable. Depending on the price of gold, copper, uranium or other minerals, cash flow from mining operations may not be sufficient and the Company could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Company’s mining properties is dependent on gold and uranium or other mineral prices that are adequate to make these properties economic.

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

We Are Not Engaged in Mining Operations; In the Event We Engage in Mining Operations in the Future, We Would Face Substantial Regulation.    We are not engaged in any mining operations at the present time and there can be no assurance we will ever engage in any mining operations in the future. All of our current activities are exploratory in nature. There can be no assurance, that we will discover any precious or base metals, establish the feasibility of mining a deposit, or, if warranted, develop a property to production and maintain production activities, either alone or as a joint venture participant. Furthermore, there can be no assurance that we would be able to sell either the deposit or the Company on acceptable terms. Mining operations in Canada are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating the removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, provincial and local laws which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed with material adverse effect on the Company’s activities. Moreover, compliance with such laws may cause substantial delays and require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for pollution or other environmental damage which it may elect not to insure against due to prohibitive premium costs and other reasons.

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

Mexican Foreign Investment and Income Tax Laws apply to the Company.    Corporations in Mexico are taxed only by the Federal Government.  Mexico has a general system for taxing corporate income, ensuring that all of a corporation’s earnings are taxed only once, in the fiscal year in which profits are obtained.  There are two federal taxes in Mexico that apply to the Picachos Project; an asset tax and a corporate income tax.  Corporations have to pay a federal tax on assets at 1.8% of the average value of assets less certain liabilities.  Corporate income tax is credited against this tax.  Mexican corporate taxes are calculated based on gross revenue deductions for all refining and smelting charges, direct operating costs, and all head office general and administrative costs; and depreciation deductions.  In 2006 the corporate tax rate in Mexico was 29%. and is scheduled to be reduced to 28% in 2007.

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

We Have Limited Insurance; We Will Not be Able to Insure Against All Possible Risks.    The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability. Although the Company intends to obtain insurance to protect against certain risks in such amounts as it considers to be reasonable, it does not have any insurance at the present time other Directors and Officers Liability. If and when insurance is obtained, of which there can be no assurance, the insurance will not cover all the potential risks associated with a mining company’s operations. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

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

One potential current conflict of interest involves our President and CEO, Marek Kreczmer. As described in ‘‘Item 4. Information on the Company.’’ Mr. Kreczmer will be the CEO and Managing Director of a newly formed company (‘‘Newco’’) to explore and develop, if warranted, eight prospective uranium properties in Niger. The Company will be contributing to Newco its two existing uranium concessions, the Irhazer and In Gall concessions. Thereafter, Newco and the Company would be in competition for properties, funds, and personnel, with Mr. Kreczmer being the CEO of both companies. Mr. Kreczmer is also CEO of Hana Mining Ltd, a Canadian Junior exploration company with assets in Mexico and Botswana.

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

Prices for Uranium and Precious Metals such as Gold are Volatile and Could Decline.    Historically, gold prices have fluctuated, so that there is no assurance, even if substantial quantities of gold are discovered, that we can make a profit. The prices of uranium, precious and base metals fluctuate on a daily basis and have experienced volatile and significant price movements over short periods of time. Prices are affected by numerous factors beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, central bank transactions, world supply for precious and base metals, international investments, monetary systems, and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased worldwide production due to improved mining and production methods. The effect of these factors cannot be accurately predicted, and the combination of these factors may result in us not receiving adequate returns on invested capital or the investments retaining their respective values. There is no assurance that the price of gold and of other precious and base metals will be high enough so that our properties, assuming that we ever discover substantial quantities of gold, could be mined at a profit.

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

At June 27, 2007 the Company Had Only Two Full-Time Consultants Acting in a Management Capacity, One of Whom Will be Leaving his Position in July 2007.    At June 27, 2007, the Company had two management consultants, each acting in their respective capacities as Chairman of the Board of Directors, President, CEO, and Chief Financial Officer. Mr. Marek Kreczmer acts as the Company’s

President and CEO, while Mr. Erik Martin serves as the Company’s Chief Financial Officer. Messrs. Kreczmer and Martin are the Company’s only full-time service providers. Mr .Martin will be resigning as Chief Financial Officer effective July 31, 2007. The loss of Mr. Kreczmer, for any reason, or our inability to attract and retain additional highly skilled employees, may adversely affect our business and future operations. We do not carry key-man insurance on any members of our management.

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

The principal business office and registered and records office of the Company are located at 36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada. Its telephone number is (416) 367-6895. The Company does not have an agent in the United States.

B.    Business Overview*.

•	See Glossary on pages 46-49 for terms used throughout this Annual Report.

Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. Often, but not always, forward-looking statements can be identified by the use of words such as ‘‘plans’’, ‘‘expects’’, ‘‘budget’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘intends’’, ‘‘anticipates’’, ‘‘believes’’, or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of exploration activities, the estimation or realization of mineral reserves and resources, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of uranium, gold, or other base or precious metals, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed under Item 3 in the section entitled ‘‘Risk Factors’’. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

General

The Company was founded on September 26, 2003 to explore for precious and base metals and uranium. The Company is currently focused on properties with potential uranium deposits. The Company is an exploration stage company and is not engaged in any mining operations, and there can be no assurance it will ever engage in mining operations. To date, its only mining interests are (i) an option to acquire a 70% interest in properties in Mexico’s Durango state (the ‘‘Picachos Project’’), (ii) the acquisition in March 2006 of the right to explore two uranium properties in the Republic of Niger, Africa, (iii) an option to acquire up to a 65% interest in the North Rae Uranium Project, Northern Quebec, Canada, (iv) an option to acquire up to a 65% interest in the Daniel Lake Property, Northern Quebec, Canada, and (v) an option to acquire a 75% interest in the Waterbury Project, which consists of nine uranium claims in the Athabasca Basin, Saskatchewan, Canada.

In June 2007 the Company announced that it signed a joint venture agreement with UraMin Inc. (‘‘UraMin’’) to form a new company (‘‘Newco’’) that would explore eight properties for uranium in Niger. Under the terms of its agreement with UraMin, the Company would contribute to Newco its two uranium prospects, the Irhazer and In Gall concessions, while UraMin would contribute six properties. The joint venture agreement provides that the Company would receive (i) a 50% equity interest in Newco, (ii) a cash payment of $4,800,000 from UraMin, and (iii) a 3% net smelter royalty on the production of uranium and any other ores and/or minerals produced from the Company’s Irhazer and In Gall concessions. In addition to contributing six potential uranium properties to Newco, UraMin would contribute $15,000,000 U.S. to Newco to receive a 50% interest. Reference is made to ‘‘Item 4. Information on the Company. D Property, Plants and Equipment. B. Uranium Concession, Niger, Africa.’’

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

There can be no assurance that a commercially mineable mineral deposit exists on any of the Company’s properties.

On May 11, 2006 Mr. Marek Kreczmer, the Company’s President, assumed the position of Chief Executive Officer. Mr. Kabir Ahmed, formerly the Chief Executive Officer, served as Chairman of the Company’s Board of Directors, its president, and chief executive officer until his resignation in July 2006. On May 25, 2006, Mr. Wayne Beach, Jon North, and J. Scott Waldie resigned from the Board of Directors and were replaced by Anton Esterhuizen, Simon Lawrence, and Joseph D. Horne. Mr. Horne did not stand for re-election at the Company’s Annual and General Meeting of Shareholders held on June 26, 2007. Erik Martin, the Company’s Chief Financial Officer will be resigning his position effective July 31, 2007. Reference is made to ‘‘Item 6. Directors, Senior Management and Employees.’’

At the Company’s Annual and Special Meeting of Shareholders held on June 26, 2007, the Company’s shareholders approved the changing of its name to ‘‘NWT Uranium Corp.’’

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

1.	The amount of mineralization which has been established, and the likelihood of increasing the size of the mineralized deposit through additional drilling;

2.	The expected mining dilution;

3.	The expected recovery rates in processing;

4.	The cost of mining the deposit;

5.	The cost of processing the ore to separate the gold or uranium from the host rocks, including refining the precious or base metals;

6.	The costs to construct, maintain, and operate mining and processing activities;

7.	Other costs associated with operations including permit and reclamation costs upon cessation of operations;

8.	The costs of capital;

9.	The costs involved in acquiring and maintaining the property; and

10.	The price of the precious or base minerals. For example, the price of one ounce of gold for the years 2001-2006 ranged from a low of $271 U.S. in 2001, to a high of $725 U.S. in 2006. At June 22, 2007, the price of gold was $653.50 U.S. per ounce[2]. The price of one pound of uranium for the years 2001-2006 ranged from a low of $7.25 U.S. in 2001, to a high of $72.00 U.S. in December 2006. At June 22, 2007, the spot price of uranium was $136 U.S. per pound.

Our analysis will rely upon the estimates the plans of geologists mining engineers, metallurgists and others.

If we determine that we have a feasible mining project, we will consider pursuing alternative courses of action, including:

•	seeking to sell the deposit or the Company to third parties;

•	entering into a joint venture with larger mining company to mine the deposit; or

•	placing the property into production ourselves.

There can be no assurance, that we will discover any precious or base metals, establish the feasibility of mining a deposit, or, if warranted, develop a property to production and maintain production activities, either alone or as a joint venture participant. Furthermore, there can be no assurance that we would be able to sell either the deposit or the Company on acceptable terms, or at all, enter into such a joint venture on acceptable terms, or be able to place a property into production ourselves. If we do enter actual mining operations, which is unlikely in the near future, our operations will be subject to various factors and risks generally affecting the mining industry, many of which are beyond our control. These include the price of precious or base metals declining, the possibility that a change in laws respecting the environment could make operations unfeasible, or our ability to conduct mining operations could be adversely affected by government regulation. Reference is made to ‘‘Item. 3. Key Information. D. Risk Factors.’’

[2]	Based upon the Average Spot Price of Gold, London PM fix.

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

As part of the permit or licensing requirements, in the event a company will be placing a production and operating a mine, the applicant may be required to post an environmental reclamation bond in respect to the work to be carried out on the mineral property. The amount of such bond is determined by the amount and nature of the work proposed by the applicant. The amount of a bond may also be increased with increased levels of development on the property.

The Company has or will make application to the appropriate agencies for permits and licenses relating to those properties upon which the Company intends to carry out work during the 2007 exploration season. For those mineral properties in which the Company has an interest but is not the operator of the work programs, application for the required permits and licenses and the posting of the reclamation bonds will be made by the party entitled to carry out exploration work on the property. The Company believes that it is currently in compliance with all applicable environmental laws and regulations in Canada.

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

An Exploration Permit is valid for three-years, renewable for two further three-year periods subject to certain land holding reduction criteria and field works. The area held under a permit cannot exceed 500 square kilometers in a rectangular block.

An Exploration Permit confers to the holder the right to dispose of any minerals obtained during exploration and test work, and also confers the right to a Mining Permit if a viable reserve is discovered. Applications must stipulate the minerals sought (additional minerals can be included later), and a time and expenditure schedule. A variable fee is tied to the permit, and holders are required to submit progress reports to the Government on their activities.

A Mining Permit will be granted in the case of successful exploration, subject to the right of the Government to participate in the project. A ’small mine’ permit is valid for five years, renewable 3 times for five-year periods, while a ‘large mine’ permit lasts for 20 years initially, renewable 2 times per period of 10 years. Further extensions are possible if commercial reserves remain.

Companies applying for Mining Permits must conform to Nigerien Company law. The Government requires an initial 10% share in the mining project, free of all costs, which can be later increased to a maximum of 30 % through share purchases. Minimal annual fees are applicable and varies on the size of the property.

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

C.    Organizational Structure.

The Company is in the processing of dissolving its one U.S. subsidiary, which has been inactive.

D.    Property, Plants and Equipment.

A.    Picachos Project, Durango State, Mexico

The Company currently has an option to acquire up to a 70% interest in a silver-gold prospect located in Mexico’s Durango Province (the ‘‘Picachos Project’’). The Company acquired its original interest in the property in July 2004 when it entered into an option agreement with RNC Gold Inc. (‘‘RNC’’) to acquire a 50% interest in two silver-gold properties in Mexico’s Durango and Sinaloa provinces (the ‘‘Picachos Project’’). Subsequently, in October 2005, the Company amended its option agreement to give it the right to acquire the remaining 50% interest in the Picachos Project. The Picachos property portfolio originally included the 6,700-hectare (19,000-acre) silver-gold Picachos property area in Durango State and the 17,800-hectare (43,900-acre) Tango gold claims in Sinaloa State. In 2005 the Company decided to focus its exploration on the 6,700 hectare silver-gold Picachos Property. Accordingly, on November 17, 2005 the Company dropped its interest in the Tango gold claims in Sinaloa State.

Under the terms of its original option with RNC, in order to earn its initial 50% interest, the Company was required to incur exploration expenditures of $1,500,000 by December 31, 2006 and generate a feasibility study for the production of a minimum of 25,000 ounces of gold per year by July 2007 (‘‘Feasibility Study’’). In October 2005, the Company amended its agreement with RNC to acquire an option to acquire a 100% interest in the Picachos Project. Under the terms of its original agreement with RNC, after the Company earned a 50% interest in the project, it would be granted the right to acquire RNC’s remaining 50% stake in the Picachos Project. The purchase price for acquiring the remaining 50% interest was $20,000,000, payable as follows:

1.	$3,000,000 at the time the Feasibility Study is completed;

2.	$9,000,000 at the Commencement of Commercial Production; and

3.	$2,000,000 on each of the first through fourth anniversaries of the Commencement of Commercial Production.

On February 28, 2006 Yamana Gold Inc. (‘‘Yamana’’) acquired RNC. Pursuant to an Option Agreement with Yamana, dated December 22, 2006, the Company’s option was reduced from the right to acquire a 100% interest in the Picachos Project to an option to acquire a 70% interest. In order to earn a 70% interest the Company is required by December 22, 2009 (i) to incur $3,000,000 U.S. in exploration expenditures, (ii) issue Yamana 1,000,000 of its Shares, and (iii) make payments of $400,000 U.S. to Yamana, as set forth below.

The Company is required to incur the following exploration expenditures of $3,000,000 U.S.:

1.	$500,000 U.S. by December 31, 2007;

2.	$1,000,000 U.S. by December 31, 2008; and

3.	$1,500,000 U.S. by December 31, 2009.

The Company is also required to issue the following Shares to Yamana :

1.	400,000 Shares by January 21, 2007 (done);

2.	200,000 Shares by December 31, 2007;

3.	200,000 Shares by December 31, 2008; and

4.	200,000 Shares by December 31, 2009.

Finally, the Company is required to make the following payments to Yamana:

1.	$100,000 U.S. by December 22, 2006 (done);

2.	$100,000 U.S. by December 22, 2007;

3.	$100,000 U.S. by December 22, 2008; and

4.	$100,000 U.S. by December 22, 2009.

After the Company has fulfilled all of its obligations and earned a 70% interest in the Picachos Project, the Company and Yamana will incorporate a company under the laws of Mexico to carry out, if warranted, the construction, development, and operation of one or more mines on the property. Initially, the Company will own 70% of this company, and Yamana will own the remaining 30%.

Kabir Ahmed, formerly the Chairman of the Company’s Board of Directors, was a director of RNC at the time the original option agreement was entered into in 2004, but he resigned his position as a director of RNC during 2005, prior to the October 2005 amendment to the option agreement.

The properties comprising the Picachos Project do not contain a known commercially mineable mineral deposit and the Company’s proposed exploration programs are exploratory in nature.

Property Description, Location and Access

The following information regarding the Picachos Project’s location, access, history, planned exploration activities, and related topics are summarized from a report titled ‘‘A Technical Review of the Picachos Silver-Gold Prospects, Western Durango State, Mexico for Northwestern Mineral Ventures Inc.,’’ prepared by Watts, Griffis and McOuat Limited (‘‘WGM’’), Consulting Geologists and Engineers, and dated November 24, 2004 (the ‘‘WGM Report’’) and internal Company reports prepared by M. Robinson, MASc., P.Eng. There is no known commercially mineable mineral deposit on any of the properties comprising the Picachos Project.

The Picachos area is located in the western portion of Durango State, 100 kilometers west-southwest of the state capital, Durango. It is situated within the Zona Minera La Ventana of the Sierra Madre Occidental Mountains. The Picachos Property consists of four mining concessions that are owned by Minera Tango S.A. de CV. (‘‘Tango’’), a Mexican corporation, which is 75% owned by Seafield Resources Ltd. (‘‘Seafield’’), and 25% owned by Minera Camargo S.A. de C.V. (‘‘Camargo’’), a Mexican company. (On December 31, 2006 Seafield purchased Yamana’s 75% interest in Tango.) Prior to Tango acquiring the licenses, Camargo acquired the licenses based on the presence of a large number of old native silver-gold mine workings and a favorable geological setting. Most of the mine workings were enlarged as a result of the interest of the early Spanish settlers.

The Los Cochis prospect portion of the property is located just below the village of La Mesa de Los Negros, about 5 kilometers from the main regional highway between Durango and Mazatlan, the capital of neighboring Sinaloa State. It is on the south central part of the ‘‘Camargo’’ concession, part of a larger land package in the southeastern quadrant of a caldera complex in the Western Sierra Madre. Access to the Property is via the Durango-Mazatlan highway, and a network of country roads that links the villages of La Mesa, Huizar, La Ventana, Picachos, El Durazno, Neveros and Los Desmontes. A 230 KV electrical transmission line runs parallel to Highway 40, and a branch line to La Mesa de Los Negros. Rural satellite phones are installed in all of the villages. Water is readily available from mountain streams that are re-charged in the summer rainy season between July and October.

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

Previous Exploration on Picachos Property

Picachos was one of the larger historic mining towns within the Picachos Property and is located about 8 kilometers north of La Mesa de Los Negros. The Spanish reportedly built a smelter facility on the north bank of the arroyo Picachos, just below one of the trails to the village of La Ventana. Smelter feed was mainly from several stopes located in the El Toro target area, and perhaps from the mines on the south flank of Copo El Pino (Pine Peak). Slag has also been found at a historic smelter site west of the Las Chivas adit (Los Cochis area). Mineralization consists of both low-sulfidation epithermal veins with silver and gold, and intermediate sulfidation epithermal veins with silver, lead, zinc, copper and gold.

In 1997, Canamera Geological of Vancouver staked the Los Cochis area on the northwest corner of the 50, 000 Ha Flora concession. Between April 20, 1998 and June 5, 1998, over 200 rock samples were taken from the Flora claim. Of these, 151 occur within the caldera north of the Espinazo del Diablo. A decision was made to focus the next stage of work on the caldera structure, and a reconnaissance-style soil geochemistry grid was completed over the Los Cochis target area. A total of 116 rock samples and 489 soil samples were collected. The program finished in November of 1998, but the assay results were never released from the lab due to non-payment of other assay bills.

In June of 1999, Minera Camargo was incorporated, and negotiations were opened with Eastern Meridian Mining Corporation to start a joint venture in the Picachos area, a few kilometers north of the Los Cochis prospects. During the negotiating period, the Picachos claim was staked. An option agreement was signed with Eastern Meridian on July 31, 1999.

Between October 1, 1999 and February 25, 2000, detailed mapping and sampling was done on the larger stopes and tunnels, including El Toro, Los Angeles and El Pino. Overall, 135 chip-channel samples were cut and sent to Bondar Clegg for analysis. All were fire-assayed for gold and silver, and those with base metal mineralization were also assayed for Cu, Pb and Zn. Although it was believed that El Pino had clear potential to host a significant deposit, Eastern Meridian was unable to re-finance due to weak precious metal prices. Its option agreement with Camargo expired January 31, 2002.

In March of 2002, Southern Africa Minerals and Minera Camargo started negotiating a deal for a joint venture on the Picachos property, and the Camargo claim was staked as an addition to the joint venture area. The Camargo Property hosts the Los Cochis and Guadalupe deposits (the Flora title was cancelled in October of 2001 due to non-payment of mining duties). Southern Africa Minerals changed its name to Tango Mineral Resources to reflect the new Latin American focus for the Company.

In the summer of 2002, a limited soil sampling program was completed over the central part of the El Pino deposit area, and additional prospecting was done along strike of the known vein. In the fall, a permanent camp and road to the El Pino deposit was constructed, and two diamond core holes were drilled to depths of 216 meters and 171 meters in early 2003. Although both holes intersected the vein, the drilling program was aborted pre-maturely due to mechanical problems with the drill. The average result of two holes was 135 g/t Ag, 1.4 g/t Au across 2.3 m, and continuity of the structure was proved for 70 meters down-dip. In late 2002, a deal was negotiated with Chemex Laboratories to release the Los Cochis assays, and those results were compiled in the first half of 2003. Geochemical results from El Pino and Los Cochis were clearly starting to define the extents of several epithermal vein districts on the Picachos Property. In late 2003 Tango Mineral Resources was taken over by RNC.

In early 2004, RNC optioned the Picachos Property to the Company, as described earlier.

Summary of Exploration Work Completed by the Company

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

The Company’s first phase exploration program was completed during the third quarter of 2005, at a cost of $620,980. The Company completed all aspects of the WGM first phase exploration program – but postponed the airborne survey and preparations for underground development at El Pino.

Summary of First Phase 2005 Exploration Program

The results of the first phase exploration program were generally positive. Results are available for 7,056 samples from Los Cochis, El Toro and Guadalupe. The highest gold values to date were returned from the El Toro samples, which define a strong polymetallic geochemical anomaly. Several of these samples contained in excess of 500 ppb gold, and values of 2,424 ppb gold occurred in soils near the previous mine workings. This discovery at El Toro is in addition to the large Los Cochis anomaly, which returned the highest silver values to date and was considered by the Company to be a compelling drill target.

Summary of Proposed Second Phase 2005-2006 Exploration Program

The Company planned a second phase exploration program, costing $1.0 million, which was expected to be completed by December 30, 2006. The second phase exploration program was designed to further develop the Los Cochis, El Toro and Guadalupe targets; airborne survey of the Picachos properties; and underground development of the El Pino target. However, during 2006 Yamana acquired RNC and the Company renegotiated the terms of its option. Accordingly, it did not complete the second phase exploration program.

In November of 2006, the Company hired SJ Geophysics of Vancouver to complete a 50 line kilometer 3-D induced polarization and resistivity survey over the Los Cochis and Guadalupe targets. Forty five line kilometers of ground magnetics over Los Cochis were also completed. SJ Geophysics’ report and interpretations were delivered to Camargo in March of 2007. Some of the resistivity highs are correlated with silicified zones at Navarrete and the Campamento (Las Chivas) zone at Los Cochis. The strongest IP responses are probably defining quartz-pyrite ‘‘lithocaps’’, or zones where cooling steam condensed and precipitated silica and iron sulfide. Moderate IP responses appear to reflect mineralization, some of which may have a ‘‘manto’’ or bedding parallel geometry. Up to 7,000 meters of drilling have been proposed to test all anomalous geochemisty and geophysics on the

Los Cochis portion of the property. Of these, 2,400 meters in the historically worked area are priority holes. Camargo has proposed a drilling program of 17 holes, at an approximate cost of $375,000 U.S. However, the Company has not yet approved the program.

In addition, the Company is considering attempting to find a joint venture partner to help explore the property. However, there can be no assurance a joint venture partner can be found on acceptable terms.

Management of Picachos Project

Michelle Robinson, MASc, P.Eng., a professional engineer, is the person responsible for overseeing and carrying out the Company’s exploration programs on the Picachos Project in Mexico.

B.    Uranium Concession, Niger, Africa

On March 8, 2006 the Company completed the acquisition of two uranium concessions in Niger, Africa. These concessions, the In Gall Concession and the Irhazer Concession, originally covered a total 4,000 square kilometers. However, subsequent to March 8, 2006, the Republic of Niger modified its laws so that the maximum size of any uranium concession could be 500 square kilometers. Accordingly, the In Gall Concession and Irhazer concessions now cover 1,000 square kilometers. The concessions were selected for their favorable geology, exploration potential and strategic location – situated in the same stratigraphy as two operating uranium mines which together yield almost 10% of worldwide production, according to the International Atomic Energy Agency, a division of the United Nations. The Company’s objective in applying for the uranium concessions in the Republic of Niger is to minimize its exploration risk by attempting to diversify the Company’s property portfolio.

The Company was required to file a formal concession application with the Ministry of Mines & Energy, Niger. The work commitments have been negotiated with the Director of Mines and the application was thereafter referred to the Minister of Mines & Energy for review. After its approval by the Minister of Mines & Energy the application was then forwarded to the Ministers Council for formal approval.

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

The Government of Niger is automatically granted an initial ten (10%) percent non-participating interest in the project. In addition, the Government of Niger can subscribe to a additional maximum twenty (20%) percent interest of the operating company to be formed to develop the properties. In the event the Government of Niger does not subscribe for its 20% interest at the time of incorporation, it will lose its right to subscribe for such interest.

A Mining Convention signed on March 8, 2006 by the Company and the Government of Niger guarantees for thirty years the stability of administrative, judicial, fiscal, customs, financial, economic and social conditions during the duration of the Convention , covering both exploration and exploitation activities.

On June 4, 2007 the Company announced that, subject to regulatory approval, it was entering into a joint venture with UraMin Inc. (‘‘UraMin’’) to form a new corporation (‘‘Newco’’) to explore for and develop, if warranted, eight uranium properties in Niger.

Under the terms of the proposed joint venture agreement the Company would contribute to Newco its two uranium prospects, the Irhazer and In Gall concessions, while UraMin would contribute six properties. The joint venture agreement provides that the Company would receive (i) a 50% equity interest in Newco, (ii) a cash payment of $4,800,000 from UraMin, and (iii) a 3% net smelter royalty on the production of uranium and any other ores and/or minerals produced from the Company’s Irhazer and In Gall concessions. In addition to contributing six uranium prospects to Newco, UraMin would contribute $15,000,000 U.S. to Newco to receive a 50% interest. The $4,800,000 would be used by the Company to cover for Canadian taxes payable upon transferring the Niger properties to Newco.

Mr. Marek Kreczmer, the Company’s President and Chief Executive Officer, would be Newco’s Managing Director and Chief Executive Officer. Mr. Kreczmer would also be appointed to Newco’s Board of Directors.

These six adjacent concessions to be contributed by UraMin are situated along the Arlit fault and are within a range of 45 to 135 kilometers north of the Areva uranium mine, currently in production. The Arlit fault is believe to be the main geological structure where the two Areva mines are located.

In total, Newco’s eight properties would cover a total of 1,673,644 acres (6,773 square kilometers).

The Company and UraMin would have the right of first refusal on properties outside of Niger identified by Newco.

The formation of Newco and completion of the transactions contemplated by the joint venture agreement are subject to (i) review and approval by the Republic of Niger, (ii) receipt of all regulatory approvals (including the TSX Venture Exchange), and (iii) a favorable fairness opinion on the terms of the joint venture.

None of the properties to be owned by Newco have a known commercially minable mineral deposit.

Previous Work Done on Irhazer and In Gall Concessions.

The Company had prepared a ‘‘Technical Evaluation Report 43-101, Northwestern Mineral Ventures Inc., Uranium Properties, Niger, West Africa,’’ dated March 9, 2006, prepared by Claude Jobin, P.Eng. M.Sc., and El Hamet Mai Ousmane, Ph.D. (‘‘Irhazer and In Gall Technical Report’’).

Property Description

The Irhazer and In Gall concessions are located in the Agades area, department of Techirozrine, Niger. Each concession consists of approximately five hundred (500) square kilometers. The rainy season is from June to September with annual rainfall averaging 93 millimeters in Agades. The temperature ranges from 15 degrees Centigrade to 40 degrees centigrade.

Access to Properties

The properties may be accessed from the capital, Niamey, by paved road up to In Gall village and from there by four wheel drive vehicles. In addition, a flight may be taken from Niamey to Arlit, from where the properties can be accessed by four wheel drive vehicles.

Work Program and Budget

The Company has completed a high-resolution, multi-sensor airborne geophysical survey over the properties where several targets were identified. This was followed by ground geophysics and mapping of the uranium anomalies. The ground geophysics identified four radioactive structures which will be drill tested in the summer of 2007.

Results on surface samples announced in March 2007 ranged from 0.032 % to 0.09% U3O8. Additional samplings of outcrops returned five samples with values ranging from 0.22% to 1.0% U3O8.

From March 2006 through March 2007, the Company invested over $1.3 million on exploration of its Niger properties. Because the Company has already fulfilled its contractual obligations to Niger for the first two years, but since the Company has not received all required approvals for the Uramin transaction, a conservative approach was taken and exploration expenses to be carried on this summer were included in the summary that follows.

The Irhazer and In Gall Technical Report had recommended a three-year exploration program for the two concessions, each costing a total of $2,200,000 U.S. According to the Irhazer and In Gall Technical Report, the work program and budget is the same for both properties. The proposed exploration programs are as follows:

The first work program included an airborne high sensitivity magnetic/gamma ray survey of 5,000 kilometers, along lines 200 meters apart, with a ground follow up of the anomalies.

FIRST YEAR EXPENSES	$US
Contribution to technical training	20,000
Wages of expatriate personnel	15,000
Wages of local personnel	30,000
Airborne Survey 5,000km x $14	70,000
Vehicle	15,000
Equipment	10,000
Office, field camp	10,000
Travel, communication	10,000
Consumables, fuel	10,000
Miscellaneous	10,000
TOTAL:	$200,000

The second year work program was to include 6,000 meters of reverse circulation drilling at an average depth of 400 meters; samples will be assayed for uranium and multi elements.

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

The third year program could include 15,500 meters of drilling if encouraging results were obtained from the previous year.

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

It is anticipated that Newco would undertake substantially the same program.

The Company’s President and CEO, Marek Kreczmer, will be supervising either the Company’s or, if the joint venture with UraMin is completed, Newco’s exploration activities through an exploration team composed of Nigerien geologists and expatriate technical professionals.

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

To acquire the initial 50% interest, the Company is required to (i) make cash payments to Canalaska of $150,000, by April 1, 2008, (ii) issue Canalaska a total of 300,000 Shares by April 1, 2008, (iii) incur $2,000,000 of exploration expenditures by April 1, 2008, and (iv) grant Canalaska a 3% net smelter royalty (‘‘NSR’’) on any production, if any, from the Waterbury Project, as set forth below.

The Company is required to pay Canalaska $150,000 as follows:

On or prior to the earlier of December 9, 2005 and the date the agreement was signed	$25,000
On or prior to April 1, 2006	$25,000
On or prior to April 1, 2007	$25,000
On or prior to April 1, 2008	$75,000

The Company is required to issue Canalaska 300,000 Shares, as follows:

On or prior to the earlier of December 9, 2005 and the date the agreement is signed	100,000 Shares
On or prior to April 1, 2006	100,000 Shares
On or prior to April 1, 2008	100,000 Shares

In addition, the Company is required to incur a total of $2,000,000 in exploration expenditures on the Waterbury Project as follows:

On or prior to April 1, 2006	$500,000
On or prior to April 1, 2007	$750,000
On or prior to April 1, 2008	$750,000

Upon the Company satisfying the above requirements, it will have acquired a 50% interest in the Waterbury Project.

As of June 25, 2007 the Company has made all requirements payments and share issuances to Canalaska.

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

Completed Exploration and Plans for Future

In 2006, Canalaska completed a ground geophysical survey and three drill holes. As at December 31, 2006, exploration costs totaled $939,967 on the property. The 2006 exploration program identified geochemical uranium anomalies which the Company and Canalaska believed worth investigating further. For 2007 a second exploration costing in excess of $1,000,000 is planned to test the initial results.

There is no known commercially mineable mineral deposit on the Waterbury Project.

D.    North Rae Uranium Project, Northern Quebec, Canada

On January 9, 2007, the Company entered into an Option Agreement, formalizing the March 2, 2006 Letter of Intent, to acquire up to a 65% interest in a uranium project in the Ungava Bay region of northern Quebec, Canada, from Azimut Exploration Inc. (‘‘Azimut’’). The ‘‘North Rae Uranium Project’’ consists of 1,845 claims covering a total area of 832 square kilometers.

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

Upon receipt of confirmation of acceptance of the filing of the Letter of Intent by the TSX Venture Exchange (‘‘Acceptance Date’’), the Company became required to issue Azimut 100,000 Shares. The Acceptance Date was April 28, 2006. On the first anniversary of the Acceptance Date, the Company issued an additional 50,000 Shares to Azimut, as required under the Letter of Intent.

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

The Company acts as the project operator.

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

To date, the Company has completed a lake-bottom sediment survey and bedrock rock chip sampling. The results confirmed the presence of uranium as indicated in the Government of Quebec previous findings Also, an airborne geophysical surveys over the property and identified 13 anomalies for total strike length 56,000 meters as well as 36 one point anomalies. Further testing have identified a 5,500 metre zone with grades up to 0.59% U3O8. As at March 31, 2007, the Company invested $955,631 on the property.

For the summer of 2007 the Company plans an exploration program, including drilling at a cost of approximately $1,200,000, which it intends to pay from its working capital.

There is no known commercially mineable mineral deposit on the North Rae Project.

E.    Daniel Lake Uranium Project, Northern Quebec, Canada

Pursuant to an option agreement dated January 24, 2007 with Azimut Exploration Inc. the Company acquired an option to obtain up to a 65% interest in a prospective uranium property called the Daniel Lake Property (‘‘Daniel Lake Agreement’’). The Daniel Lake Property is contiguous to the North Rae Uranium Project, consisting of 862 claims covering 96,445 acres.

Under the terms of the Daniel Lake Agreement the Company can acquire an initial 50% interest, except for a Yellow Cake royalty described below, by (i) paying Azimut a total of $230,000, (ii) issuing Azimut 200,000 shares of its common stock, and (iii) incurring a minimum of $2,600,000 in exploration expenditures over the five years ending January 24, 2012.

Under the terms of the Daniel Lake Agreement the Company is required to make the following cash payments, totaling $230,000, to Azimut:

Cash Payments to Azimut
$50,000	By February 8, 2007 (done)
$30,000	January 24, 2008
$40,000	January 24, 2009
$50,000	January 24, 2010
$60,000	January 24, 2011

Upon receipt of confirmation of acceptance of the filing of the Letter of Intent by the TSX Venture Exchange (‘‘Acceptance Date’’), the Company is required to issue Azimut 100,000 Shares. On the first anniversary of the Acceptance Date, the Company will be required to issue an additional 100,000 Shares to Azimut.

In addition to the cash payments and shares issuances described above, the Company is required to incur the following exploration expenditures on the North Daniel Lake Uranium Project, totaling $2,600,000.

Minimum and Cumulative Work Expenditures on the Daniel Lake Uranium Project
$300,000	On or before January 24, 2008
$400,000	On or before January 24, 2009
$500,000	On or before January 24, 2010
$600,000	On or before January 24, 2011
$800,000	On or before January 24, 2012

If and when the Company has made the cash payments totalling $230,000, issued Azimut a total of 200,000 Shares, and incurred the minimum work expenditures totalling $2,600,000, the Company will have acquired a 50% undivided interest in the Daniel Lake Property, and a joint venture between the Company and Azimut will be deemed to be have been established. The initial, actual and deemed expenditures of each party to the joint venture shall be $2,600,000. Upon the Company acquiring a 50% interest in the North Rae Uranium Project, Azimut will retain a 2% yellow cake royalty (‘‘YCR’’).

To increase its interest to 65% the Company will be required to (i) issue Azimut an additional 100,000 Shares, (ii) pay Azimut $30,000 per year for five years, (iii) incur annual minimum exploration expenditures of $150,000, for a five year period ($750,000 in total), and (iv) during this five year period provide Azimut with a Bankable Feasibility Study. If the Company decides not to increase its interest to 65%, it will be required to make a $100,000 payment to Azimut, within two months of its acquiring its 50% interest.

The requirement to provide Azimut with a Bankable Feasibility Study may be extended for three subsequent, annual and consecutive periods of one year each by paying Azimut $100,000 per year.

The Company is operator of the project.

Location, Access, Climate, Geology, History of Exploration

The Daniel Lake Property is adjacent to the Company’s North Rae Property. Management believes that information about its location and access, climate, history of exploration, and geology is substantially similar to that of the North Rae Property. Accordingly, reference is made to the description of the location and access, climate, history of exploration, and geology of the North Rae Property.

The Company has not completed any exploration work on the Daniel Lake Property. An extensive airborne survey is planned for the summer of 2007 at a cost of approximately $287,300, which the Company intends to pay from its working capital.

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

Item 5.    Operating and Financial Review and Prospects.

The following is a discussion of the results of operations of the Company for the period commencing on the date of incorporation of the Company (September 26, 2003) and ending March 31, 2007, and should be read in conjunction with the audited consolidated financial statements of the Company for the period ending December 31, 2006, and the unaudited interim financial statements for the Company for the period ending March 31, 2007, such periods, together with the accompanying notes, included elsewhere in this Annual Report. All references herein are to Canadian dollars. Please see ‘‘Item 3. Key Information.’’ for exchange rate information for the Canadian dollar.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Reference is made to Note 13 of the audited consolidated financial statements for a discussion of the material differences between Canadian and United States generally accepted accounting principles, and their effect on the Company’s financial statements. In addition to historical information, the following discussion contains forward-looking statements that involve risk and uncertainties. The Company’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in ‘‘Risk Factors’’ and elsewhere in this Annual Report.

Overview

The Company was incorporated September 26, 2003 to engage in the acquisition, exploration, and, if warranted, the development of properties containing precious and base metals and uranium. In particular, the Company’s activities since incorporation have focused on the financing of exploration of the following projects

Project	Type	Location	Status
Picachos	Copper, Gold	Mexico	Active
Irhazer and In Gall	Uranium	Niger	Active
Waterbury	Uranium	Saskatchewan, Canada	Active
North Rae Uranium	Uranium	Quebec, Canada	Active
Daniel Lake	Uranium	Quebec, Canada	Active
Bear	Copper, Gold	Northwest Territories, Canada	Dropped
Fire Fly	Uranium	Utah, United States	Dropped

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

A.    Operating Results

The Company commenced operations during September 2003. From September 26, 2003 through March 31, 2007, Management has devoted most of its time and resources towards (i) organizing the Company, (ii) acquiring various property interests, (iii) evaluating properties for acquisition, and (v) conducting initial exploration of some of its properties. During this time, no revenues were realized.

For the year ended December 31, 2006 the Company’s loss from operations was $2,581,592 ($0.03 per Share), compared to $1,223,081 ($0.02 per Share) for the year ended December 31, 2005, an increase of $1,358,511. The primary reasons for this increase were (i) non-cash stock based compensation expenses increased by $652,676 to $1,146,144, resulting from the grant of stock options to newly appointed officers and directors, following a change in the Company’s management, (ii) management fees and administrative services increased by $431,106 to $560,289 because of the hiring of additional staff, and the implementation of directors fees in 2006, and (iii) increased professional fees and travel expenses as a result of increased activities during the year.

The table below shows the exploration costs incurred by the Company on its various property interests.

	Exploration Expenditures
	2006	2005	Cumulative at year end 2006	Cumulative at year end 2005
Project Location
Irhazer and In Gall, Niger	$1,057,248	$25,082	$1,097,599	$40,351
Pichachos, Mexico	$509,758	$596,142	$1,260,664	$750,906
North Rae, Canada	$889,200	N/A	$889,200	N/A
Waterbury, Canada	$770,220	$169,747	$939,967	$169,747
Firefly, United States	$48,549	$114,697	$0	$114,697
Bear Project, Canada	N/A	$41,426	N/A	$0

During 2006, the Company dropped its interest in the Firefly Project, writing off a total of $163,246.

During 2005, the Company dropped its interest in the Bear Project, writing off a total of $602,193.

The Company has funded operations since its incorporation (September 26, 2003) through the net proceeds of various financings.

In November 2003 the Company issued 2,000,000 Special Warrants (pre-stock split) at a price of $0.10 per Special Warrant, resulting in gross proceeds of $200,000. Each Special Warrant entitled the holder thereof to acquire, without additional payment and subject to adjustment pursuant to the Special Warrant Certificates, one Share. A Prospectus dated January 9, 2004 qualified the distribution of 2,000,000 Shares (pre-stock split) issued by the Company, without additional payment, upon the exercise of the 2,000,000 Special Warrants (pre-stock split).

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

During 2004, the Company issued 206,000 flow-through common shares for gross proceeds of $125,660 (net proceeds of $114,979).

On October 15, 2004, the Company completed a private placement financing of 450,000 units at a price of $0.70 per unit for gross proceeds of $315,000 (net proceeds of $292,950). Each unit consisted of one Share and one Share purchase warrant exercisable at a price of $0.95 until April 15, 2006.

On December 3, 2004, the Company completed a private placement financing of 1,004,500 units at a price of $0.65 per unit for gross proceeds of $652,925 (net proceeds of $587,633). Each unit consisted of one Share and one-half of one common share purchase warrant. Each whole warrant was exercisable at a price of $0.95 until June 4, 2006.

On January 27, 2005, the Company completed a non-brokered private placement of 1,333,334 units at a price of $0.375 per unit for gross proceeds of $500,000. Each unit consisted of one common share and once common share purchase warrant exercisable at a price of $0.465 until July 27, 2006. In September 2005 the Company had a two-for-one stock split.

In October 2005, 455,000 share purchase warrants, at an exercise price of $0.475, were exercised, resulting in proceeds of $216,125. On December 21, 2005, the Company completed a private placement of 1,707,665 flow-through common shares at a price of $0.60 per Share receiving gross proceeds of $1,024,399, and 909,091 units at a price of $0.55 per unit, receiving gross proceeds of $500,000. Each unit consists of one common share and one-half of one common share purchase warrant exercisable at a price of $0.70 per Share until December 21, 2006. The Company paid a broker a commission of $106,700 and issued broker warrants entitling it to acquire 63,636 units at an exercise price of $0.55 per unit until December 21, 2006.

On May 5, 2006 the Company completed a private placement financing of 21,144,027 units of for gross proceeds of $17,972,423 (net proceeds of $16,538,358). Each unit (priced at $0.85 per unit) consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $1.15 until either (i) the May 5, 2008; or (ii) if the common shares of Northwestern commence trading on either Tier 1 of the TSX Venture Exchange or the Toronto Stock Exchange prior to the May 5, 2008, by May 5, 2011.

B.    Liquidity and Capital Resources

At March 31, 2007, the Company had working capital (including cash of $13,542,269) of $13,420,037. At December 31, 2006, the Company had working capital of $14,643,599, up from $1,603,476 at December 31, 2005. The current working capital is the balance left from the proceeds of its equity fundings, after deducting the costs of raising that funding, payment of outstanding accounts payable, payment of the Company’s general and administrative costs, and the monies which have been spent acquiring and exploring its properties to that date. At December 31, 2006, the Company had cash and short-term investments of $14,908,791, compared to $1,681,524 at December 31, 2005. This increase resulted from the net proceeds raised through equity financings in 2006 less operating and mineral property costs incurred during the same period.

The Company does not have any material commitments for capital expenditures or any debt instruments outstanding. Other than its exploration commitments and purchase/option payment commitments described in F. Tabular Disclosure of Contractual Obligations, the Company does not anticipate having to commit to undertake any significant capital expenditures in the foreseeable future.

The Company’s expenditures to date have satisfied the various conditions necessary to maintain the Company’s option agreements on the Company’s Pichachos copper-gold and the Irhazer and In Gall, Waterbury and North Rae Uranium Projects. For the next twelve months, the Company anticipates that it will require approximately $3,335,000 in funds to satisfy its exploration and purchase payment obligations for its various property interests. In addition, the Company believes it will need a minimum of $1,000,000 for expenses relating to administration, salaries, and shareholder and public relations activities. The Company has sufficient capital on hand to undertake is exploration plans and fund its general and administrative expenses. However, there can be no assurance the Company will be able to raise the necessary funds to fulfill its obligations.

Since all of its property interests are only at the exploration stage, the Company has no sources of revenue other than interest earned on its cash. The primary source of funding for the Company is the issue of equity capital. The Company’s capital requirements in the future will be largely dependant upon the success of its various exploration programs. Until such time as a feasibility study is completed and a production decision is made with regard to one of the Company’s properties, it is expected that the only available source of future capital will be through the issuance of additional equity shares. The availability of equity capital, and the price at which additional equity could be issued, is dependent upon the success of the Company’s exploration activities, and upon the state of the capital markets generally. See ‘‘Item 3. Key Information. D. Risk Factors.’’]

C.    Research and development, patents and licenses, etc.

Since its incorporation on September 26, 2003 the Company has not engaged in any research and development activities.

D.    Trend Information.

Not Applicable.

E.    Off-Balance Sheet Arrangements.

The Company is not engaged in any off-balance sheet arrangements.

F.    Tabular Disclosure of Contractual Obligations.

The Company’s contractual obligations are in connection with its following mining interests: (i) an option to acquire a 70% interest in properties in Mexico’s Durango provinces (the ‘‘Picachos Project’’), (ii) the acquisition in March 2006 of the right to explore two uranium properties in the Republic of Niger, Africa, (iii) an option to acquire up to a 65% interest in the North Rae Uranium Project, Northern Quebec, Canada, (iv), an option to acquire a 75% interest in the Waterbury Project, which consists of nine uranium claims in the Athabasca Basin, Saskatchewan, Canada, and (v) an option to acquire a 65 % interest in the Daniel Lake Property, Northern Quebec, Canada. The payments and required exploration expenditures described in the following table are optional by the Company, are not contractual obligations of the Company, and, if the Company does not make any payment, or incur the required exploration expenditures, the Company will only lose its interest in that particular property. Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment’’ for a description of the Company’s obligations regarding its various property interests. Unless otherwise indicated, all references below are in Canadian dollars. Reference is made to Item 3.

Key Information. for the exchange rate over the past five years between U.S. dollars and Canadian dollars.

		Payments due by Period
	TOTAL	LESS THAN ONE YEAR		1-3 YEARS			3-5 YEARS		MORE THAN FIVE YEARS
Option Payments or Exploration Expenditures Necessary to Retain Property Interests at December, 2006
Payments relating to Picachos Project	$3,300,000	$500,000	*	$2,500,000		*	0		0
		$100,000	**	$200,000		**
Payments relating to Niger Concessions	$4,000,000	$1,200,000U.S.	*	$2,800,000	U.S.	*	0		0
Payments relating to Waterbury Project	$3,850,000	$750,000	*	$2,500,000		*	$500,000	*	0
		$25,000	**	$75,000		**
Payments relating to North Rae Uranium Project	$3,730,000	$400,000	*	$2,100,000		*	$400,000	*	$600,000	*
		$30,000	**	$100,000		**	$40,000	**	$60,000	**
Payments relating to Daniel Lake Uranium Project	$3,930,000	$300,000	*	$1,500,000		*	$1,000,000	*	$800,000	*
		$30,000	**	$150,000		**	$30,000	**	$120,000	**
TOTAL FOR ALL PROPERTY INTERESTS	$18,810,000	$3,335,000		$11,925,000			$1,970,000		$1,580,000

*	Required exploration expenditures.
**	Required option payments.

Item 6.    Directors, Senior Management and Employees.

A.    Directors and Senior Management.

Directors and Officers.    At June 25, 2007 the names, municipalities of residence and principal occupations of the directors and officers of the Company were as follows:

Name & Municipality of Residence	Position with Company	Principal Occupation	Age
Marek Kreczmer West Vancouver, British Columbia, Canada	Chief Executive Officer, President, Director	Chief Executive Officer, President – Northwestern Mineral Ventures Inc.	56
Anton Esterhuizen Johannesburg, South Africa	Director	Geologist, Managing Director – Pangea Exploration (Pty)	56
Simon Lawrence Toronto, Ontario Canada	Director	Mining Engineer	44
John P. Lynch Toronto, Ontario	Director	Businessman; President, Universal Packaging Systems Inc. since 2003	47
Erik H. Martin Burlington, Ontario	Chief Financial Officer*	Certified Management Accountant – President Bractea Enterprises Ltd.	37

*	Mr. Martin will be leaving his position as Chief Financial Officer effective July 31, 2007.

Marek Kreczmer    has been a geologist and mining executive for more than 30 years. He has worked for major and emerging mining industry companies focused on uranium, base and precious metals. Mr. Kreczmer also has extensive experience in corporate governance and administration as a current and former director of several publicly listed mining companies in Canada. In 1991, Mr. Kreczmer founded Tan Range Exploration Corporation (now Tanzanian Royalty Exploration Corporation), a company active in the Tanzania region of Africa, which he served as the President through to 2003. His background includes work with the uranium giant Cameco Corporation, AGIP Canada Ltd., Granges Exploration Ltd., Golden Patriot Mining Inc. (now Hana Mining Inc.), Soho Resources Corp. and Northern Canadian Minerals Inc. Mr. Kreczmer obtained a B.Sc. Honours (Mineral Deposits Major) from the University of Ottawa and a Master of Science specializing in mineral deposits from the University of Toronto. He is a member of the Association of Professional Engineers of Saskatchewan and the Prospectors and Developers Association of Canada (PDAC). Mr. Kreczmer dedicates approximately 90% of his time to the Company and has not entered into any non-competition or non-disclosure agreement with the Company.

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

John P. Lynch    Mr. Lynch has a bachelor degree in Administrative and Commercial Studies from Western University. He is currently President of a packaging company operating throughout North America.

Erik H. Martin    will be leaving his position as Chief Financial Officer effective July 31, 2007.

On May 25, 2006 Mr. Wayne Beach, Jon North, and J. Scott Waldie resigned from the Company’s Board of Directors and were replaced by Messrs. Esterhuizen, Lawrence, and Horne. Mr. Horne resigned on August 29th 2006. On July 6, 2006 Mr. Kabir Ahmed resigned from all positions with the Company.

C.    Compensation.

The following table sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation for the fiscal year ending December 31, 2006 in respect of the individuals who were, during the year ended December 31, 2006, the Chief Executive Officer, President and Chief Financial Officer of the Corporation (collectively, the ‘‘Named Executive Officers’’). The Corporation had no other executive officers whose total salaries and bonuses during the fiscal year ending December 31, 2006 exceeded $150,000.

Summary Compensation Table

					Long Term Compensation
		Annual Compensation			Awards		Payouts
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Other Annual Compen- sation (4)	Securities under Options/ SARs(2) Granted	Restricted Shares of Restricted Share Units ($)	LTIP(3) Payouts ($)	All Other Compen- sation(4) ($)
Kabir Ahmed Former President and Chief Executive Officer(5)	2006	Nil	$25,000	$46,875	Nil	Nil	Nil	$46,675
	2005	Nil	Nil	$90,000	Nil	Nil	Nil	Nil
	2004	Nil	$15,000	$90,000	400,000 (9)	Nil	Nil	Nil
Marek Kreczmer President and Chief Executive Officer(6)	2006		$12,500	$120,833	250,000	Nil	Nil	$12,750
	2005	Nil	Nil	$120,000	100,000	Nil	Nil	Nil
	2004	Nil	Nil	$39,000	240,000	Nil	Nil	Nil
Erik H. Martin CFO(7)	2006	Nil	Nil	$57,500	250,000	Nil	Nil	Nil
	2005	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Errol Farr Former CFO(8)	2006	Nil	Nil	$16,000	Nil	Nil	Nil	Nil
	2005	N/A	N/A	$21,000	Nil	Nil	Nil	Nil
	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Financial year ended December 31.
(2)	Stock appreciation rights. The Corporation has not granted any SARs.
(3)	Long-term incentive plan. The Corporation does not have any LTIPs.
(4)	Amounts shown represent retroactive director fees paid for past services. Mr. Kabir Ahmed was also given computer equipment valued at $4,175 upon his resignation.
(5)	Mr. Kabir Ahmed was appointed President and CEO of the Corporation on November 1, 2003. On October 14, 2005, Mr. Ahmed resigned as President. On July 7, 2006, Mr. Ahmed resigned as CEO of the Corporation. He received an annual fee of $90,000. The 2006 amount reflects payment of his fee up to July 7, 2006.
(6)	Mr. Kreczmer joined as President of the Corporation on October 14, 2005. On October 15, 2006, Mr. Kreczmer became CEO of the Corporation and his annual fee was increased from $100,000/year to $200,000/year.
(7)	Mr. Martin was appointed CFO on September 1, 2006. The Corporation pays $12,500.00 per month to Bractea Enterprises Ltd., a company controlled by Mr. Martin.
(8)	Mr. Farr was CFO of the Corporation between February 10, 2005 and August 31, 2006. He was entitled to a monthly fee of $2,000.
(9)	This amount has been adjusted to reflect the 2 for 1 stock split that occurred on September 6, 2005. Mr. Ahmed’s options expired, unexercised on October 7, 2006.

On May 25, 2006 the Company, through its Compensation Committee consisting at the time of Wayne Beach, Jon North, and J. Scott Waldie, established the following compensation plan for its directors, which was retroactive to the Company’s incorporation on September 26, 2003:

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

Kabir Ahmed served as Chair of the Audit Committee.

Directors are also entitled to participate in the stock option plan of the Company (the ‘‘Plan’’). As at June 25, 2007, the Company had outstanding options to purchase 3,550,000 Shares, of which 2,530,000 may be exercised by directors. See ‘‘Summary of Stock Option Plan.’’

Termination Agreements for Executive Officers and Directors.

On October 14, 2006 the Company entered into a consulting agreement with Mr. Marek Kreczmer, its president and chief executive officer, pursuant to which Mr. Kreczmer is paid a monthly management fee of $16,666.66. The agreement provides that Mr. Kreczmer would be entitled to a severance payment equal to two years salary in the event his consulting agreement was terminated in connection with any acquisition of the Company’s Shares resulting in a change of control of the Company, provided the Company has a project which has achieved commercial feasibility at that time. In the event none of the Company’s projects had achieved commercial feasibility by such time, Mr. Kreczmer would each receive one year’s salary.

On September 1, 2006, the Company entered into a consulting agreement with Bractea Enterprises Ltd. (‘‘Bractea’’), a company controlled by Erik H. Martin, the Chief Financial Officer of the Corporation, pursuant to which Bractea receive a monthly management fee of $12,500.00 for services performed by Mr. Martin. This agreement may be terminated upon provision of 60 days written notice by the Corporation or 60 days written notice by Bractea.

Stock Option Plan.

The shareholders of the Corporation approved the Company’s original stock option plan (the ‘‘Original Plan’’) on June 23, 2004. The Original Plan permited the grant of up to 7,200,000 options net of expired or cancelled options issued pursuant to previous option grants.

At the Company’s Annual and Special Meeting of Shareholders held on June 26, 2007, Company’s shareholders approved a resolution terminating the Original Plan, approving a new plan (the ‘‘2007 Plan’’), and authorizing the issue of up to 10% of the total number of Shares issued and outstanding from time to time, under the 2007 Plan. The 3,635,000 options that are outstanding under the Original Plan remain outstanding under the 2007 Plan, without amendment to their terms. The Company is able to issue up to an additional 6,941,884 options under the 2007 Plan (calculated based upon 10% of the issued and outstanding Common Shares as of June 25, 2007, less the number of options currently outstanding under the Original Plan which remain outstanding under the 2007 Plan.) A copy of the proposed 2007 Plan is set forth in Item 19. Exhibits. As of June 25, 2007, the Company had 105,768,842 Common Shares outstanding.

The purpose of the 2007 Plan is to attract, retain and motivate directors, officers, employees and other service providers by providing them with the opportunity, through share options, to acquire a proprietary interest in the Corporation and benefit from its growth. The options are non-assignable and may be granted for a term not exceeding five years.

Options may be granted under the 2007 Plan only to directors, officers, employees and other service providers subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the Common Shares may be listed or may trade from time to time. The number of Common Shares reserved for issue to any one person pursuant to the 2007 Plan may not exceed 5% of the issued and outstanding Common Shares at the date of such grant. The exercise price of options issued may not be less than the fair market value of the Common Shares at the time the option is granted, subject to any discounts permitted by applicable legislative and regulatory requirements.

Set forth below is a summary of the 3,635,000 outstanding options under the 2007 Plan to purchase Common Shares at June 25, 2007:

Holder	Number of Common Shares Under Option	Date of Grant	Expiry Date	Exercise Price
All 2 executive officers and past executive officers of the Company, as a group	1,900,000	October 14, 2005	October 14, 2010	$0.75
	250,000	May 25, 2006	May 25, 2011	$0.68
	250,000	September 8, 2006	September 8, 2011	$0.44
	100,000	April 30, 2007	April 27, 2012	$0.77
All 3 directors and past directors (who are not also executive officers) of the Company, as a group	400,000	May 25, 2006	May 25, 2011	$0.68
	100,000	June 4, 2007	June 1, 2012	$0.72
All other employees and past employees of the Company as a group	100,000	September 20, 2006	September 20, 2011	$0.40
	25,000	May 8, 2007	May 8, 2012	$0.85
All consultants of the Company as a group	80,000	August 2, 2005	August 2, 2008	$0.47
	250,000	January 1, 2007	January 1, 2012	$0.84
	200,000	April 16, 2007	April 16, 2012	$0.81
	100,000	June 4, 2007	June 4, 2007	$0.72

Options/SARs Granted during Fiscal Year Ended December 31, 2006

During the year ended December 31, 2006, 500,000 stock options were granted to the Named Executive Officers. The following table sets out the options granted to the Named executive Officers during the year ended December 31, 2006.

Name	Securities Under Options Granted (#)	% of Total Options granted to Employees in the Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Marek J. Kreczmer	250,000	19.2%	$0.68	$0.68	May 25, 2011
Erik H. Martin	250,000	19.2%	$0.44	$0.44	September 6, 2011

Upon exercise in accordance with the terms thereof, each of these options entitles the holder thereof to acquire one Share.

Option Exercises in 2006

The following table sets forth details with respect to the number of stock options exercised by each of the Named Executive Officers during the fiscal year ended December 31, 2006, and details with respect to the number of options held at the end of such period by such individuals.

Name	Securities Acquired on Exercise (#)	Aggregate Value realized ($)	Unexercised Options at Year End Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at Year End Exercisable/Unexercisable(1)
Kabir Ahmed	NIL	NIL	NIL/NIL	NIL/NIL
Marek Kreczmer	NIL	NIL	2,150,000/NIL	$211,000/NIL
Erik H. Martin	Nil	NIL	NIL/250,000	NIL/$100,000
Errol Farr	NIL	NIL	NIL/NIL	NIL/NIL

(1)	The value is calculated as the difference between the market value ($0.84) of the securities underlying the options at financial year end and the exercise price of the stock options.

No amount has been set aside or accrued by the Company and its subsidiaries during the last fiscal year of the Company to provide pension, retirement or similar benefits for directors and officers of the Company pursuant to any existing plan provided or contributed to by the Company and its subsidiaries, or otherwise.

C.    Board Practices.

The directors of the Company at June 27, 2007 were as follows:

Name	Position	date appointed director
Marek Kreczmer	Director	October 14, 2005
Simon J. Lawrence	Director	May 25, 2006
Anton Esterhuizen	Director	May 25, 2006
John P. Lynch	Director	May 26, 2007

Composition of the Audit Committee

The Company’s audit committee is comprised of the entire board of directors. Each of the directors are considered to be ‘‘independent’’ other than Mr. Marek Kreczmer, the Company’s president and chief executive officer.

Pre-Approval Policies and Procedures

In the event that the Company wishes to retain the services of its external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Company shall consult with the members of the audit committee, who shall have the authority to approve or disapprove on behalf of the audit committee, such non-audit services. All other non-audit services shall be approved or disapproved by the audit Committee as a whole.

Compensation Committee

The members of the Company’s compensation committee are the independent, non-management directors of the Board of Directors. The Compensation Committee may from time to time determine the compensation of the Company’s officers and directors by taking into consideration, among other factors, corporate performance, industry standards for compensation, and the state of the Company’s treasury. The Compensation Committee is composed of Marek Kreczmer, Simon Lawrence and Anton Esterhuizen.

D.    Employees.

The Company has two consultants acting in a management capacity:    Marek Kreczmer, its Chief Executive Officer and President, and Erik H. Martin, its Chief Financial Officer. Mr. Martin will be leaving his position as Chief Financial Officer effective July 31, 2007.

E.    Share Ownership.

The following table sets forth the shareholdings of the Company’s directors and senior management at June 25, 2007.

Name	Position	Number of Shares Owned		Percentage of Outstanding Shares*
Marek Kreczmer	CEO, President, Director	120,000		0.11%
Anton Esterhuizen	Director	0		0
Simon Lawrence	Director	0		0%
Joseph D. Horne	Director	0		0%
John P. Lynch	Director	370,000		0.35%
Erik H. Martin	Chief Financial Officer	20,000		>0.02%
Officers & Directors, as a group		320,000	**	0.48%

*	At June 25, 2007 the Company had 105,768,842 Shares outstanding.
**	These amounts do not reflect the Shares the Company’s officers and directors can each acquire pursuant to the exercise of options, as set forth in the following table.

Stock Options Held by Officers and Directors

Name	Number of Shares	Exercise Price	Grant Date	Expiration Date
Kabir Ahmed	400,000	0.2875	March 26, 2004	Expired October 5, 2006 – 90 days from resignation
Marek Kreczmer	1,720,000	0.75	Oct. 14, 2005	Oct. 14, 2010
	250,000	0.68	May 25, 2006	May 25, 2011
Anton Esterhuizen	200,000	0.68	May 25, 2006	May 25, 2011
Simon Lawrence	200,000	0.68	May 25, 2006	May 25, 2011
Joseph D. Horne (former)	200,000	0.68	May 25, 2006	November 27, 2006 – 90 days from resignation
John P. Lynch	100,000	0.72	June 4, 2007	June 4, 2012
Erik Martin	250,000	0.44	September 6, 2006	October 27, 2007 – 90 days from resignation
	100,000	.77	April 30, 2007	October 27, 2007 – 90 days from resignation

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

DATE	NUMBER OF SHARES RELEASED FROM ESCROW
Date Company’s Shares are listed on TSX Venture Exchange (‘‘Listing Date’’)	1/10 of Shares in Escrow
6 Months After Listing Date	1/6 of Shares Remaining in Escrow
12 Months After Listing Date	1/5 of Shares Remaining in Escrow
18 Months After Listing Date	1/4 of Shares Remaining in Escrow
24 Months After Listing Date	1/3 of Shares Remaining in Escrow
30 Months After Listing Date	1/2 of Shares Remaining in Escrow
36 Months After Listing Date	any Shares Remaining in Escrow

At June 22, 2007 all of Mr. Ahmed’s Shares have been released from escrow.

Item 7.    Major Shareholders and Related Party Transactions.

A.    Major Shareholders.

At June 22, 2007 Management is unaware of any person beneficially owning 5% or more of the Company’s outstanding Shares.

At June 22, 2007, the Company had 24 U.S. shareholders of record, holding 18,790,848 Shares, which represented 17.8% of the Company’s outstanding Shares. At such date, there were no arrangements, the operation of which could result in a change of control. All shareholders have the same voting rights with respect to the Shares.

B.    Related Party Transactions.

No executive officer, director, or person owning at least 5% of the Company’s outstanding Shares, or affiliate thereof, has or has had any material interest, directly or indirectly, in any transaction involving the Company since its incorporation, or in any proposed transaction involving the Company.

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

B.    Significant Changes.

There have been no significant changes since the Company’s unaudited financial statements at March 31, 2007.

Item 9.    The Offer and Listing.

A.    Offer and Listing Details.

The Company’s Shares commenced trading (i) on the TSX Venture Exchange in Canada on March 19, 2004 under the symbol ‘‘NWT,’’ (ii) on the Berlin Stock Exchange on March 30, 2004 (‘‘NMV’’), (iii) the Frankfurt Stock Exchange on April 5, 2004 (‘‘NMV’’), and (iv) on the NASD OTC Bulletin Board on August 25, 2004 (‘‘NWTMF’’).

Following is information on the trading history of the Company’s Shares:

The low and high market prices for the Shares, on a quarterly basis, on the TSX Venture Exchange are as follows:

TSX Venture Exchange

Month and Year	Low		High
January – March 2005	0.70	*	1.01	*
April – June 2005	0.65	*	1.12	*
July – September 2005	0.445		0.97
October – December 2005	0.46		0.87
January – March 2006	0.63		1.35
April – June 2006	0.40		1.20
July – September 2006	0.27		0.66
October – December 2006	0.30		0.85

*	post-split pricing

The low and high market prices for the Shares on the TSX Venture Exchange for the period January 1, 2006 to June 30, 2006 are as follows:

TSX Venture Exchange

DATE	Low		High
January 2007	0.66		0.89
February 2007	0.56		0.77
March 2007	0.58		0.73
April 2007	0.70		0.91
May 2007	0.67		0.91
June 2007	0.72	**	1.33	**

*	post-split pricing
**	As of June 22, 2007.

The closing price of the Shares on the TSX Venture Exchange on June 22, 2007 was $1.15.

The low and high market prices for the Shares, on a quarterly basis, on the Berlin Stock Exchanges and Frankfurt Stock Exchanges are as follows:

BERLIN STOCK EXCHANGE (Euros)

Month and Year	Low	High
January – March 2005	0.40	0.63
April – June 2005	0.39	0.74
July – September 2005	0.26	0.71
October – December 2005	0.33	0.63
January – March 2006	0.41	0.90
April – June 2006	0.27	0.88
July – September 2006	0.17	0.43
October – December 2006	0.20	0.53

Berlin Stock Exchange (Euros)

Month and Year	Low		High
January 2007	0.41		0.52
February 2007	0.35		0.48
March 2007	0.37		0.47
April 2007	0.43		0.54
May 2007	0.444		0.55
June 2007	0.471	*	0.90	*

*	As of June 22, 2007.

FRANKFURT STOCK EXCHANGE (Euros)

Month and Year	Low	High
January – March 2005	0.43	0.66
April – June 2005	0.37	0.74
July 2005 – September 2005	0.27	0.71
October – December 2005	0.35	0.63
January – March 2006	0.43	0.94
April – June 2006	0.29	0.88
July – September 2006	0.193	0.46
October – December 2006	.207	.53

FRANKFURT STOCK EXCHANGE (Euros)

Month and Year	Low		High
January 2007	0.42		0.56
February 2007	0.36		0.49
March 2007	0.38		0.45
April 2007	0.43		0.558
May 2007	0.45		0.595
June 2007	0.49	*	0.917	*

*	As of June 22, 2007.

At June 28, 2007, one Euro, as quoted by Reuters and other sources at 4 P.M. Eastern Time for New York foreign exchange selling rates (for bank transactions of at least $1,000,000), equaled $1.3449 in U.S. dollars. (Source: The Wall Street Journal)

The low and high market prices for the Shares, on a quarterly basis, on the OTC Bulletin Board are as follows:

otc bulletin Board (US $)

Month and Year	Low	High
January – March 2005	0.59	0.82
April – June 2005	0.51	0.90
July – September 2005	0.32	0.90
October – December 2005	0.40	0.73
January – March 2006	0.55	1.20
April – June 2006	0.35	1.03
July – September 2006	0.23	0.62
October – December 2006	0.25	0.73

otc bulletin Board (US $)

Month and Year	Low	High
January 2007	0.55	0.725
February 2007	0.465	0.64
March 2007	0.48	0.62
April 2007	0.60	0.77
May 2007	0.61	0.82
June 2007	0.65*	1.23*

*	As of June 22, 2007.

The closing prices of the Shares on the Berlin Stock Exchange and Frankfurt Stock Exchange on June 22, 2007 were 0.789 Euros and $0.781 Euros, respectively. The closing price of the Shares on the OTC Bulletin Board on June 22, 2007 was US$1.07.

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

There are no by-law provisions governing the ownership threshold above which shareholder ownership must be disclosed.

C.    Material Contracts

1.	Consulting Agreement with Primoris Group Inc. (‘‘Primoris Group’’), dated March 29, 2007. Under the terms of this agreement, Primoris Group is to provide investor relations services to the Company for one year. Primoris Group is receiving $8,500 per month and has been granted stock options to acquire 200,000 Shares at an exercise price of $0.81 per Share, with an expiration date of April 17, 2012.

2.	Option Agreement dated December 22, 2006 with Yamana Gold Inc.with Yamana, concerning the Picachos Project. Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment.’’ for a description of the agreement.

3.	Option Agreement dated January 24, 2007 with Azimut Exploration Inc. regarding the Daniel Lake Property, Quebec, Canada. Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment.’’ for a description of the agreement.

4.	Mining Agreement between the Republic of Niger and Northwestern Mineral Ventures Inc. for the Irhazer Concession. Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment.’’ for a description of the agreement.

5.	Mining Agreement between the Republic of Niger and Northwestern Mineral Ventures Inc. for the In Gall Concession. Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment.’’ for a description of the agreement.

6.	Option Agreement between Canalaska Ventures Ltd. and Northwestern Mineral Ventures Inc. concerning the Waterbury Project, dated as of November 9, 2005. Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment.’’ for a description of the agreement.

7.	Letter of Intent dated March 2, 2006 between Northwestern Mineral Ventures Inc. and Azimut Exploration Inc. Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment.’’ for a description of the Letter of Intent.

8.	Consulting Agreement dated September 1, 2006 between Northwestern Mineral Ventures Inc. and Erik Martin. Reference is made to ‘‘Item 6. Directors, Senior Management and Employees’’ for a description of the material terms of this agreement.

9.	Consulting Agreement dated October 14, 2006 between Northwestern Mineral Ventures Inc. and Marek Kreczmer. Reference is made to ‘‘Item 6. Directors, Senior Management and Employees’’ for a description of the material terms of this agreement.

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

G.    Statements by Experts.

Not applicable.

H.    Documents on Display.

Copies of the documents referred to in this annual report may be inspected during normal business hours, at 36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada.

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

Pursuant to the requirements of the Sarbanes-Oxley Act of 2002, as amended, and Canada Multilateral Instrument 52-109, an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures and internal control over financial reporting was conducted as of December 31, 2006 under the supervision of management, including the CEO and the CFO. Based on that evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were operating effectively.

Changes in Internal Controls over Financial Reporting

The Company is unaware of any changes in our internal controls over financial reporting during our fiscal year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Item 16A.    Audit Committee Financial Expert.

The Company’s audit committee is comprised of the entire board of directors. Each of the directors are considered to be ‘‘independent’’ other than Mr. Marek Kreczmer, the Company’s president and chief executive officer. Each member of the board of directors is considered, under Canadian guidelines, to be ‘‘financially literate,’’which includes the ability to read and understand a set of financial statements that present a breadth and complexity of the Company’s accounting issues.

Although a financial expert does not serve on the Company’s Audit Committee. The Company believes that its Audit Committee is well equipped to address all financial matters of the Company since the Company’s Chief Financial Officer, a Certified Management Accountant, serves as Secretary and active financial advisor to the Audit Committee.

Item 16B.    Code of Ethics.

The Company’s Board of Directors has currently requested the formulation of a Draft Proposal for a Code of Business Conduct and Ethics, the specifics of which will be reviewed and considered for possible adoption by the Company’s Board of Directors in due course.

Item 16C.    Principal Accountant Fees and Services.

The following chart summarizes the aggregate fees billed by the Company’s external auditors for professional services rendered to the Company during the fiscal years ended December 31, 2006 and 2005 for audit and non-audit related services:

Type of Work	Year Ended Dec. 31, 2006	Year Ended Dec. 31, 2005
Audit fees*	$30,432	$18,000
Audit-related fees**	$0	$0
Tax advisory fees	$3,000	$1,000
All other fees	$0	$0
Total	$33,432	$19,000

*	Aggregate fees billed for the Company’s annual financial statements and services normally provided by the auditor in connection with the Company’s statutory and regulatory filings.
**	Aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as ‘‘Audit fees’’, including: assistance with aspects of tax accounting, attest services not required by state or regulation and consultation regarding financial accounting and reporting standards.
***	Aggregate fees billed for tax compliance, advice, planning and assistance with tax for specific transactions.

Item. 16D.    Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

Item 16 E.    Purchases of Equity Services by the Issuer and Affiliated Purchasers.

Not Applicable.

Item 17.    Financial Statements.

See ‘‘Item 18. Financial Statements.’’

Item 18.    Financial Statements.

(1)    Consolidated Balance Sheets of the Company as at December 31, 2006 and 2005, and Consolidated Statements of Operations and Deficit, Shareholders Equity, and Cash Flows, for each of the years in the three-year period ended December 31, 2006, the period from inception (September 26, 2003) to December 31, 2003, and the cumulative period from inception to December 31, 2006. These statements were prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 13 to the consolidated financial statements for a description of the differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles.

(2)    Unaudited Consolidated Balance Sheet of the Company as at March 31, 2007, Consolidated Statements of Operations and Deficit for the three months ended March 31, 2007, Statements of Cash Flows for the three months ended March 31, 2007, and Statements of Shareholders’ Equity from Commencement of Operations, September 26, 2003 to March 31, 2007.

Item 19.    Exhibits.

Exhibits.    (Reference is made to Registration Statement on Form 20-F, dated March 9, 2004, submitted to the Securities and Exchange Commission on March 15, 2004, for exhibits 1, 2, 3.A-3.B. Reference is made to Annual Report on Form 20-F, for the year ended December 31, 2004, dated July 19, 2005, submitted to the Securities and Exchange Commission on July 20, 2005, for exhibits 3.C and 3.D Reference is made to Annual Report on Form 20-F, for the year ended December 31, 2005, submitted to the Securities and Exchange on June 30, 2006, for exhibits 3.E-3.K and exhibits 4.A-4.E).

1.	Certificate and Articles of Incorporation.

2.	By-Laws.

3.	List of Agreements.

A.	Consulting Agreement dated April 22, 2004 with Primoris Group Inc.

B.	Option Agreement dated July 14, 2004 between RNC Gold Inc. and Northwestern Mineral Ventures Inc. concerning the Picachos Project.

C.	Letter of Intent dated May 19, 2005 between Northwestern Mineral Ventures Inc. and RNC Gold Inc. regarding Picachos Project.

D.	Amending Agreement dated October 14, 2005 between Northwestern Mineral Ventures Inc. and RNC Gold Inc.

E.	Mining Agreement between the Republic of Niger and Northwestern Mineral Ventures Inc. for the Irhazer Concession.

F.	Mining Agreement between the Republic of Niger and Northwestern Mineral Ventures Inc. for the In Gall Concession.

G.	Option Agreement between Canalaska Ventures Ltd. And Northwestern Mineral Ventures Inc. concerning the Waterbury Project, dated as of November 9, 2005.

H.	Letter of Intent dated March 2, 2006 between Northwestern Mineral Ventures inc. and Azimut Exploration Inc.

I.	Consulting Agreement dated November 1, 2003 between Northwestern Mineral Ventures Inc. and Kabir Ahmed.

J.	Consulting Agreement dated October 14, 2006 between Northwestern Mineral Ventures Inc. and Marek Kreczmer.

K.	Option Agreement dated January 24, 2007 between Northwestern Mineral Ventures Inc. and Azimut Exploration Inc.

L.	Consulting Agreement dated September 1, 2006 between Northwestern Mineral Ventures Inc. and Erik Martin.

M.	Option Agreement dated December 22, 2006 among Minera Tango, S.A. de C.V., Northwestern Mineral Ventures Inc., and Yamana Gold Inc.

N.	Consulting Agreement dated March 29, 2007 with Primoris Group Inc.

O.	2007 Stock Option Plan.

4.	Consents

A.	Consent of McGovern, Hurley, Cunningham, LLP, Chartered Accountants.

B.	Consent of Watts, Griffis and McOuat Limited, Consulting Geologists and Engineers.

C.	Consent of Claude Jobin, P.Eng., M.Sc

12.	Certifications

12.1	Certification of Chief Executive Officer.

12.2	Certification of Chief Financial Officer

13.	Certifications

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORTHWESTERN MINERAL VENTURES INC.
By: /s/ Marek Kreczmer
By: Marek Kreczmer
Title: President and Chief Executive Officer

Date: July 12, 2007