Form 20-F/A
period 2006-12-31
Northwestern Mineral Ventures Inc.
filed 2007-07-20
CIK 1290982

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

Item 19.    Exhibits.

Exhibits.    (Reference is made to Registration Statement on Form 20-F, dated March 9, 2004, submitted to the Securities and Exchange Commission on March 15, 2004, for exhibits 1, 2, 3.A-3.B. Reference is made to Annual Report on Form 20-F, for the year ended December 31, 2004, dated July 19, 2005, submitted to the Securities and Exchange Commission on July 20, 2005, for exhibits 3.C and 3.D Reference is made to Annual Report on Form 20-F, for the year ended December 31, 2005, submitted to the Securities and Exchange on June 30, 2006, for exhibits 3.E-3.K and exhibits 4.A-4.E. Reference is made to Annual Report on Form 20-F, for the year ended December 31, 2006, submitted to the Securities and Exchange on July 13, 2007, for exhibits Ex-3.J, Ex-3.K, Ex-3.L, Ex-3.M, Ex-3.N, Ex-3.O, Ex-4.A, Ex-4.B, Ex-4.C, Ex-12.1, Ex-12.2, Ex-13.1, Ex-13.2).

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

Date: July 20, 2007