Form 20-F
period 2007-12-31
NWT Uranium Corp.
filed 2008-07-15
CIK 1290982

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission file number – 0-50822

NWT URANIUM CORPORATION

(Exact name of Registrant as specified in its charter)

NWT URANIUM CORPORATION

(Translation of Registrant’s name into English)

Province of Ontario, Canada
(Jurisdiction of incorporation or organization)

543 Granville Street
Suite 1001
Vancouver, British Columbia V6G 1S8
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

106,031,343

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes       No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes       No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes       No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of ‘‘accelerated filer and large accelerated filer’’ in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer        Accelerated filer        Non-accelerated filer

Indicate by check mark which financial statement item the Registrant has elected to follow.    Item 17       Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes       No

All references herein are to Canadian dollars. Reference is made to ‘‘Item 3. Key Information.’’ for exchange rate information for the Canadian Dollar.

TABLE OF CONTENTS	i
PART I	1
Item 1. Identity of Directors, Senior Management and Advisers	1
Item 2. Offer Statistics and Expected Timetable	1
Item 3. Key Information	1
Selected Financial Data.	2
Capitalization and Indebtedness.	3
Reasons for the Offer and Use of Proceeds.	3
Risk Factors.	3
RISK FACTORS AFFECTING THE COMPANY	3
We Have No Ongoing Mining Operations, None of our Mineral Properties Contain a Known Commercially Mineable Mineral Deposit, We Have Never Received Any Revenues From Mining Operations, and Our Chances of Reaching the Development Stage on Any of our Properties are Remote.	3
We Will Need to Raise Substantial Funding in Order to Carry Out Our Activities.	4
Lack of Revenue Producing Operations.	4
We Could Lose our Interests in our Properties if Minimum Annual Work is Not Conducted and Option Payments are not Made.	4
Our Chief Executive Officer and President has Resigned and his Replacement does not Come from the Mining Industry. Our Chief Financial Officer has also Resigned and no Replacement has yet been Appointed.	5
Title To Our Mining Properties Has Not Been Verified.	5
The Value of our Mineral Properties is Dependent Upon Commodity Prices Which Can Fluctuate Widely.	5
We Are Not Engaged in Mining Operations; In the Event We Engage in Mining Operations in the Future, We Would Face Substantial Regulation.	6
Titles to the Mexican Properties in which the Company has an Interest are not Registered in the Name of the Company, Which may Result in Potential Title Disputes Having a Negative Impact on the Company.	6
The Properties in Which the Company has Interests in Mexico are Subject to Changes in Governmental Laws, Regulations, Economic Conditions or Shifts in Political Attitudes or Stability in Mexico.	6
Mexican Foreign Investment and Income Tax Laws apply to the Company.	6
Foreign currency fluctuations and inflationary pressures may have a negative impact on the Company’s financial position and results.	7
Regulation of Mining Operations in Mexico is Very Extensive.	7
Risks related to the Company’s Foreign Investments and Operations.	7
There is a Risk that we will be Unable to Compete for Mineral Properties, Investment Funds and Technical Expertise.	7
We Have Limited Insurance; We Will Not be Able to Insure Against All Possible Risks.	8
If We are Unable to Maintain the Infrastructure for Our Exploration Activities, We Could be Adversely Affected.	8
Management May Be Subject to Conflicts of Interest Due to Affiliations with Other Resource Companies.	8
Our Management May Not Be Subject to U.S. Legal Process.	8
Prices for Uranium and Precious Metals such as Gold are Volatile and Could Decline.	9

i

PART I

Item 1.    Identity of Directors, Senior Management and Advisers.

Not Applicable.

Item 2.    Offer Statistics and Expected Timetable.

Not applicable.

Item 3.    Key Information.

All dollar amounts in this Annual Report are expressed in Canadian dollars. The following tables set forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the years 2003-2007 and for the period January 1, 2008 through June 30, 2008.

YEAR	Average
2003	.7186
2004	.7702
2005	.8276
2006	.8844
2007	.9874

	Low	High
June 2008	.9726	.9989
May 2008	1.0187	.9840
April 2008	1.0268	1.0033
March 2008	1.0275	.9841
February 2008	1.0188	0.9717
January 2008	1.0294	.9905

The exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. At July 1, 2008, one Canadian dollar, as quoted by Reuters and other sources at 4 P.M. Eastern Time for New York foreign exchange selling rates (for bank transactions of at least $1,000,000), equaled $.9779 in U.S. dollars. (Source: The Wall Street Journal)

Selected Financial Data.

Following is selected financial data of the Company, expressed in Canadian dollars, for the period from the Company’s incorporation on September 26, 2003 through March 31, 2008. The audited consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles (‘‘Canadian GAAP’’), which differ substantially from United States generally accepted accounting principles (‘‘US GAAP’’). Reference is made to Note 13 to the audited consolidated financial statements for the period ended December 31, 2007, which is contained below in ‘‘Item 18. Financial Statements.’’ Note 13 provides a description of the differences between Canadian and United States generally accepted accounting principles, and how these differences could affect the Company’s financial statements. On July 27, 2004 the Company completed a 2 for 1 stock split, pursuant to which each issued Share of the Company was subdivided into two shares. On September 6, 2005, the Company completed an additional 2 for 1 stock split, pursuant to which each issued share of the Company was subdivided into two shares. The outstanding warrants and stock options were also sub-divided at the same ratio as the common shares. Shares and per share amounts in this Annual Report and in the Selected Financial Data have been retroactively adjusted to reflect the stock splits.

	Three Month Period ended March 31, 2008 (unaudited) $	Three Month Period ended March 31, 2007 (unaudited) $	Year Ended December 31, 2007 (audited) $	Year Ended December 31, 2006 (audited) $	Year Ended December 31, 2005 (audited) $	Year Ended December 31, 2004 (audited) $	Period from September 26, 2003 to December 31, 2003 (audited) $
Revenues	—	—	—	—	—	—	—
Income (Loss) for the Period	(604,780)	(369,675)	11,745,384 *	(2,421,484)	(1,780,074)	(1,121,460)	(33,097)
Income (Loss) Per Share	0.00	0.00	0.11	0.03	0.02	0.02	0.0
Cash Flows from Operating Activities	(526,013)	(454,890)	(1,899,550)	(1,355,091)	(851,997)	(587,006)	(23,097)
Cash Flows from Investing Activities	102,393	8,514,752	(3,283,747)	(12,858,160)	(707,330)	(735,006)	—
Total Assets	35,637,746	19,159,964	36,341,873	19,490,706	2,856,700	1,896,035	172,413
Current Assets	13,349,419	13,711,018	14,281,666	15,026,965	1,774,293	1,161,660	172,413
Liabilities	3,948,416	290,981	4,294,204	383,366	170,817	197,625	10,000
Common Stock	19,633,843	18,553,026	19,574,843	18,478,026	4,329,779	2,171,849	195,510
Accumulated Retained Earnings (Deficit)	5,928,694	5,725,790	6,389,269	(5,356,115)	(2,934,631)	(1,154,557)	(33,097)
Shareholders’ Equity	31,689,330	18,868,983	32,047,669	19,107,340	2,685,883	1,698,410	162,413

*	Gain on disposition of Irhazer and In Gall Projects, Niger

The following table sets forth how the Selected Financial Data presented above would be presented under US GAAP for the fiscal years ended December 31, 2007, December 31, 2006, December 31, 2005, December 31, 2004, and the period from September 26, 2003 through December 31, 2003:

	Year Ended December 31, 2007 (audited) $	Year ended December 31, 2006 (audited) $	Year ended December 31, 2005 (audited) $	Year ended December 31, 2004 (audited) $	Period from September 26, 2003 to December 31, 2003 (audited) $
Net Income (Loss) for the Period	11,039,359	(4,925,955)	(1,922,360)	(1,852,260)	(33,097)
Net Income/(Loss) Per Share	0.10	(0.05)	(0.02)	(0.06)	(0.01)
Cash Flows from Operating Activities	(5,594,271)	(4,385,589)	(1,426,060)	(1,317,806)	(23,097)
Cash Flows From Investing Activities	410,974	(9,827,662)	(133,267)	(4,206)	—
Total Assets	32,203,780	16,412,038	1,780,999	1,165,235	172,413
Retained Earnings/(Deficit)	2,357,187	(8,682,172)	(3,756,217)	(1,885,357)	(33,097)

Capitalization and Indebtedness.

Not applicable.

Reasons for the Offer and Use of Proceeds.

Not applicable.

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

Since our inception, we have never engaged in any mining operations and the Company has not generated any revenues from mining operations. Our activities have been limited to the highly speculative business of acquiring and exploring properties in the hope that commercial quantities of gold, uranium or other minerals, will be discovered. At the present time, none of our properties contain a known commercially mineable mineral deposit. We believe that the probability of our reaching the development stage on any of our properties is remote for a number of reasons. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, including, but not limited to the following: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Because so few properties which are explored ever become producing mines, investors must be prepared for the possibility that we will be unsuccessful and that they could lose their entire investment.

In the remote possibility that we place any of our properties into production, we would face numerous risks associated with mining operations. These risks include adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes, and the inability to maintain the infrastructure for our production activities. Mining and mining exploration is risky, presenting potentially dangerous conditions for workers. Large, heavy equipment and machinery is used and toxic substances are utilized and encountered in exploration, extraction, and processing. Misuse and accidents could result in serious injury and death to personnel. Such events could be caused by numerous factors including faulty equipment, unsafe practices, explosions, fires, natural phenomenon (such as lightning, mudslides, cave-ins, etc.), which may be impossible to avoid and protect against. In the event of any such misuse, accidents or natural disasters, personnel could be injured and killed, and mining operations suspended or terminated. In addition, any future development activities, of which there can be no assurance, would depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could make it very difficult, if not impossible, to engage in any development activities and force us to incur expenses that we had not planned on spending.

We Will Need to Raise Substantial Funding in Order to Carry Out Our Activities.

The Company has substantial financial obligations, including exploration funding requirements and purchase payment obligations, relating to its existing property interests. It will be necessary in the near and over the long term to raise substantial funds to maintain existing property interests, acquire, explore, and if warranted, develop mineral properties. In addition, in the event it is determined that any of our properties contain a commercially mineable mineral deposit, of which there can be no assurance, it is anticipated that the Company would require substantial funds to place such property into production. However, there can be no assurance we would be able to raise the necessary funds on acceptable terms, or at all. If we are unable to raise these funds, investors could lose their investment. If we are able to raise these funds, it is likely that investors will experience dilution of their interests, which could result in a decrease in the value of their Shares. Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment’’ and Item 5. Operating and Financial Review and Prospects. F. Tabular Disclosure of Contractual Obligations.’’

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

We Could Lose our Interests in our Properties if Minimum Annual Work is Not Conducted and Option Payments are not Made.

In order to maintain our interests in our various properties, the Company is required to complete certain annual work commitments on each property and make certain option or purchase payments. In the event such work is not completed or the required payments are not made, the Company could lose its interest in that property. Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment.’’ for a description of the Company’s work and payment commitments on its various properties.

Our Chief Executive Officer and President has Resigned and his Replacement does not Come from the Mining Industry. Our Chief Financial Officer has also Resigned and no Replacement has yet been Appointed.

On June 2, 2008, the Company announced that Marek Kreczmer, its Chief Executive Officer, President, and Chairman of the Board of Directors, and Mr. William Thomas, the Company’s Chief Financial Officer, would be resigning their positions with the Company effective July 30, 2008. Messrs. Kreczmer and Thomas were the Company’s only full-time employees and were responsible for the management of the Company. On June 16, 2008, the Company announced that John Lynch, a director of the Company, had been appointed its President and Chief Executive Officer. A replacement for Mr. Thomas has not yet been appointed. While Mr. Lynch’s background is not in the mining industry, he has many years of business experience both as an investor and in senior management in mining exploration companies. In addition, the Company intends to hire technical mining consultants and it is anticipated that Mr. Kreczmer will provide continued technical advice as a member of the Advisory Board during the transition. However, in the event the Company is unable to hire experienced mining consultants or Mr. Kreczmer ceases to provide advice to management, its ability to pursue it business plan as a mining exploration company could be adversely affected. In addition, it will be necessary for the Company to raise substantial funds, over the near and long term, to maintain existing property interests, acquire, explore, and if warranted, develop mineral properties. The absence of management experienced in mining could make it more difficult to raise the required funds, as investors may be reluctant to invest in such a company.

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

We Are Not Engaged in Mining Operations; In the Event We Engage in Mining Operations in the Future, We Would Face Substantial Regulation.

We are not engaged in any mining operations at the present time and there can be no assurance we will ever engage in any mining operations in the future. All of our current activities are exploratory in nature. There can be no assurance that we will discover any precious or base metals, establish the feasibility of mining a deposit, or, if warranted, develop a property to production and maintain production activities, either alone or as a joint venture participant. Furthermore, there can be no assurance that we would be able to sell either the deposit or the Company on acceptable terms. Mining operations in Canada are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating the removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, provincial and local laws which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed with resulting material adverse effects on the Company’s activities. Moreover, compliance with such laws may cause substantial delays and require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be liable for pollution or other environmental damage which it may elect not to insure against due to prohibitive premium costs and other reasons.

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

The Company has property interests that are located in Mexico. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Mexico are beyond the control of the Company and may adversely affect its business. A more detailed analysis is found in ‘‘Item 4. Information on the Company — Business Overview — Regulation of Mining Industry — Mexico.’’

Mexican Foreign Investment and Income Tax Laws apply to the Company.

Corporations in Mexico are taxed only by the Federal Government. Mexico has a general system for taxing corporate income, ensuring that all of a corporation’s earnings are taxed only once, in the fiscal year in which profits are obtained. There are two federal taxes in Mexico that apply to the Picachos Project; an asset tax and a corporate income tax.  Corporations have to pay a federal tax on assets at 1.8% of the average value of assets less certain liabilities.  Corporate income tax is credited against this tax. Mexican corporate taxes are calculated based on gross revenue deductions for all refining and smelting charges, direct operating costs, and all head office general and administrative costs; and depreciation deductions. The 2008 corporate tax rate in Mexico is 28%.

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

Risks related to the Company’s Foreign Investments and Operations.

The Company conducts exploration activities in Canada and Mexico and through its investment in Niger Uranium Limited in the Republic of Niger. The Company’s foreign mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could have a material and adverse effect on the Company’s earnings or the viability of its affected foreign operations, which could have a material and adverse effect on the Company’s future cash flows, results of operations and financial condition.

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

Prices for Uranium and Precious Metals such as Gold are Volatile and Could Decline.

Historically, gold prices have fluctuated, so that there is no assurance, even if substantial quantities of gold are discovered, that we can make a profit. The prices of gold and uranium fluctuate on a daily basis and have experienced volatile and significant price movements over short periods of time. Prices are affected by numerous factors beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, central bank transactions, world supply for precious and base metals, international investments, monetary systems, and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased worldwide production due to improved mining and production methods. The effect of these factors cannot be accurately predicted, and the combination of these factors may result in us not receiving adequate returns on invested capital or the investments retaining their respective values. There is no assurance that the price of gold or uranium will be high enough so that our properties, assuming that we ever discover substantial quantities of ore, could be mined at a profit.

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

Item 4.    Information on the Company.

A.    History and Development of the Company.

The Company was incorporated under the laws of the Province of Ontario, Canada on September 26, 2003 under the name Northwestern Mineral Ventures Inc. On August 3, 2007 it changed its name to NWT Uranium Corp.

The principal business office and registered and records office of the Company are located at 543 Granville Street, Suite 1001, Vancouver, British Columbia, V6G 1S8 Canada. Its telephone number is (604) 677-0780. The Company does not have an agent in the United States.

B.    Business Overview*.

•	See Glossary on pages 49-52 for terms used throughout this Annual Report.

Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. Often, but not always, forward-looking statements can be identified by the use of words such as ‘‘plans’’, ‘‘expects’’, ‘‘budget’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘intends’’, ‘‘anticipates’’, ‘‘believes’’, or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of exploration activities, the estimation or realization of mineral reserves and resources, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold or uranium, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed under Item 3 in the section entitled ‘‘Risk Factors’’. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

General

The Company was founded on September 26, 2003 to explore for precious and base metals and uranium. The Company is currently focused on a gold prospect in Mexico and two uranium prospects in Quebec. The Company is an exploration stage company and is not engaged in any mining operations, and there can be no assurance it will ever engage in mining operations. To date, its only mining interests are (i) an option to acquire a 70% interest in properties in Mexico’s Durango state (the ‘‘Picachos Project’’), (ii) a 30.5% of interest in Niger Uranium Limited, a corporation with interests in eight uranium prospects in the Republic of Niger, Africa, (iii) an option to acquire up to a 65% interest in the North Rae Uranium Project, Northern Quebec, Canada, and (iv) an option to acquire up to a 65% interest in the Daniel Lake Property, Northern Quebec, Canada.

On July 5, 2008 the Company entered into an agreement with Azimut Exploration Inc. (‘‘Azimut’’) to terminate its options on the North Rae and Daniel Lake properties in exchange for

Azimut paying it $4,000,000 by October 3, 2008 and issuing the Company 1,100,000 of Azimut’s common shares. Upon the satisfaction of these conditions, the Company will no longer have any interest in the North Rae Uranium Project and the Daniel Lake Property. In the event Azimut is unable to meet these conditions the agreement will terminate and the Company’s options on the North Rae and Daniel Lake properties will continue. Reference is made to ‘‘Item 4. Property, Plants and Equipment.’’ for a description of the termination agreement with Azimut.

In December 2007 the Company had received notices of default from Azimut Exploration Inc. (‘‘Azimut’’) regarding the North Rae and Daniel Lake properties the Company has optioned from Azimut. Azimut claimed in the notices that the Company had defaulted in its obligations to conduct exploration of these properties. The Company denied that it was in default, and provided Azimut of evidence of the work it had conducted on the properties. On February 12, 2008 the Company announced that Azimut had accepted that the defaults had been cured and that the Company’s options were in good standing.

In July 2007 the Company entered into an agreement with UraMin Inc. (‘‘UraMin’’) to explore for and develop, if warranted, eight uranium properties in Niger. Pursuant to the agreement a new corporation was formed named Niger Uranium Limited (‘‘Niger Uranium’’). Niger Uranium is incorporated under the laws of the British Virgin Islands.

Under the terms of the agreement with UraMin, the Company contributed to Niger Uranium, its two uranium prospects, the Irhazer and In Gall concessions, while UraMin contributed six properties. The Company received (i) a 50% equity interest in Niger Uranium, (ii) a cash payment of $4,800,000 from UraMin, and (iii) a 3% net smelter royalty on the production of uranium and any other ores and/or minerals produced from the Company’s Irhazer and In Gall concessions. In addition to contributing six potential uranium properties to Niger Uranium, UraMin contributed $15,000,000 U.S. to Niger Uranium to receive a 50% interest. UraMin retained a 3% net smelter royalty on the production of uranium and any other ores and/or minerals produced from the six properties it contributed to Niger Uranium. Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment. B. Interest In Niger Uranium Limited.’’

In December 2007 the Company announced that it had entered into an agreement with Nu-Mex Uranium Corp. (‘‘Nu-Mex’’) pursuant to which Nu-Mex would acquire 100% of the Company’s outstanding shares. The acquisition was to be completed pursuant to a court-approved plan of arrangement whereby each of the Company’s outstanding Shares would be exchanged for 0.40 of the Nu-Mex’s common shares. However, on February 13, 2008 the Company announced that as a result of market conditions it and Nu-Mex agreed that the proposed transaction would not go forward.

In addition, the Company had an option to acquire a 75% interest in the Waterbury Project, which consists of nine uranium claims in the Athabasca Basin, Saskatchewan, Canada, but on November 30, 2007 decided to drop the option and focus on its other properties, paying a termination fee of $252,358 and writing off $1,639,305.

On June 2, 2008, the Company announced that Marek Kreczmer, Chief Executive Officer, President, and Chairman of the Board of Directors, and Mr. William Thomas, the Company’s Chief Financial Officer, would be resigning their positions with the Company effective July 31, 2008. On June 16, 2008, the Company announced that John Lynch, a director of the Company, had been appointed its President and Chief Executive Officer. Messrs. Kreczmer and Thomas were the Company’s only full-time employees and are responsible for the management of the Company.

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

1.	The amount of mineralization which has been established, and the likelihood of increasing the size of the mineralized deposit through additional drilling;

2.	The expected mining dilution;

3.	The expected recovery rates in processing;

4.	The cost of mining the deposit;

5.	The cost of processing the ore to separate the gold or uranium from the host rocks, including refining the precious or base metals;

6.	The costs to construct, maintain, and operate mining and processing activities;

7.	Other costs associated with operations including permit and reclamation costs upon cessation of operations;

8.	The costs of capital;

9.	The costs involved in acquiring and maintaining the property; and

10.	The price of the precious or base minerals. For example, the price of one ounce of gold for the years 2001-2007 ranged from a low of $271 U.S. in 2001, to a high of $841 U.S. in 2007. At June 30, 2008, the price of gold was $930.25 U.S. per ounce[1]. The price of one pound of uranium for the years 2001-2007 ranged from a low of $7.25 U.S. in 2001, to a high of $136.00 U.S. in 2007. At June 23, 2008, the spot price of uranium was $57.00 U.S. per pound.

Our analysis will rely upon the estimates and plans of geologists mining engineers, metallurgists and others.

If we determine that we have a feasible mining project, we will consider pursuing alternative courses of action, including:

•	seeking to sell the deposit or the Company to third parties;

•	entering into a joint venture with larger mining company to mine the deposit; or

•	placing the property into production ourselves.

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

1	Based upon the Average Spot Price of Gold, London PM fix.

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

As part of the permit or licensing requirements, in the event a company will be placing a production and operating a mine, the applicant may be required to post an environmental reclamation bond in respect of the work to be carried out on the mineral property. The amount of such bond is determined by the amount and nature of the work proposed by the applicant. The amount of a bond may also be increased with increased levels of development on the property.

The Company has or will make an application to the appropriate agencies for permits and licenses relating to those properties upon which the Company intends to carry out work during the 2008 exploration season. For those mineral properties in which the Company has an interest but is not the operator of the work programs, application for the required permits and licenses and the posting of the reclamation bonds will be made by the party entitled to carry out exploration work on the property. The Company believes that it is currently in compliance with all applicable environmental laws and regulations in Canada.

Mexico

The exploration and exploitation of minerals in Mexico may be carried out by Mexican citizens or Mexican companies incorporated under Mexican law by means of obtaining exploration and exploitation concessions. Mining concessions are granted by the Mexican federal government for a period of 50 years from the date of their recording in the Public Registry of Mining and are renewable for another 50 years. Mining concessions are subject to annual work requirements and payment of surface taxes which are assessed and levied on a semiannual basis. Such concessions may be transferred or assigned by their holders, but such transfers or assignments must comply with the requirements established by the Mexican Mining Law and be registered before the Public Registry of Mining in order to be valid against third parties.

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

Republic of Niger

The Company in no longer directly involved in exploration activities in the Republic of Niger. However, it has a 30.5% interest in Niger Uranium Limited, a corporation with eight uranium prospects in the Republic of Niger.

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

A Mining Permit will be granted in the case of successful exploration, subject to the right of the Government to participate in the project. A ‘small mine’ permit is valid for five years, renewable three times for five-year periods, while a ‘large mine’ permit lasts for 20 years initially, renewable two times per period of ten years. Further extensions are possible if commercial reserves remain.

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

Mining royalties are payable at a rate of 5.5% of the final selling price of the mineral commodity produced. Royalties are, however, deductible from income tax, which is levied at a rate of 35% after the deduction of operating and production costs. Small mines enjoy a two-year income tax holiday, while for large mines this period extends to five years from the start of commercial production. Dividends distributed to shareholders attract a 16% capital gains tax. Other charges include stamp duty, public notary fees, value added tax and social security contributions for employees.

Customs duties are not charged on equipment imported for use for direct mining operations, or temporarily for exploration programs. Mineral products may be exported free of duty.

Niger uses the CFA francs, which is tied to the Euro and is fully convertible (1 Euro = 656 Fcfa.) Foreign exchange regulations are very liberal, although with the requirement that overseas transactions must be authorized by the Ministry of Finance and made through a registered bank.

C.    Organizational Structure.

The Company has one subsidiary, Northwest Mineral Mexico S.A. de C.V.

D.    Property, Plants and Equipment.

A.    Picachos Project, Durango State, Mexico

The Company has an option to acquire up to a 70% interest in a silver-gold prospect located in Mexico’s Durango Province (the ‘‘Picachos Project’’). The Company acquired its original interest in the property in July 2004 when it entered into an option agreement with RNC Gold Inc. (‘‘RNC’’) to acquire a 50% interest in two silver-gold properties in Mexico’s Durango and Sinaloa provinces (the ‘‘Picachos Project’’). Subsequently, in October 2005, the Company amended its option agreement to give it the right to acquire the remaining 50% interest in the Picachos Project. The Picachos property portfolio originally included the 7,778-hectare (19,000-acre) silver-gold Picachos property area in Durango State and the 17,800-hectare (43,900-acre) Tango gold claims in Sinaloa State. In 2005 the Company decided to focus its exploration on the 7,778 hectare silver-gold Picachos Property. Accordingly, on November 17, 2005 the Company dropped its interest in the Tango gold claims in Sinaloa State.

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

On February 28, 2006 Yamana Gold Inc. (‘‘Yamana’’) acquired RNC. Pursuant to an Option Agreement with Yamana, dated December 22, 2006, the Company’s option was reduced from the right to acquire a 100% interest in the Picachos Project to an option to acquire a 70% interest. In order to earn a 70% interest the Company is required by December 22, 2009 (i) to incur U.S.$3,000,000 in exploration expenditures, (ii) issue Yamana 1,000,000 of its Shares, and (iii) make payments of U.S.$400,000 to Yamana, as set forth below.

The Company is required to incur the following exploration expenditures of U.S.$3,000,000:

1.	U.S.$500,000 by December 31, 2007 (done);

2.	U.S.$1,000,000 by December 31, 2008; and

3.	U.S.$1,500,000 by December 31, 2009.

The Company is also required to issue the following shares to Yamana:

1.	400,000 Shares by January 21, 2007 (done);

2.	200,000 Shares by December 31, 2007 (done);

3.	200,000 Shares by December 31, 2008; and

4.	200,000 Shares by December 31, 2009.

Finally, the Company is required to make the following payments to Yamana:

1.	U.S.$100,000 by December 22, 2006 (done);

2.	U.S.$100,000 by December 22, 2007 (done);

3.	U.S.$100,000 by December 22, 2008; and

4.	U.S.$100,000 by December 22, 2009.

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

The Picachos Property, in the southwestern part of the state of Durango, is centered about 100 kilometers west-southwest of Durango City, and occurs north-northwest of the Durango-Mazatlán highway, about eight kilometers from Puerto Espinazo del Diablo. The property consists of four concessions overlapping a contiguous surface area of 7,778 hectares. The concessions are owned by Minera Tango S.A. de CV. (‘‘Tango’’), a subsidiary of Seafield Resources Ltd (SFF). Seafield purchased Minera Tango from Yamana Gold Inc. during 2006. Prior to Tango acquiring the licenses, Camargo acquired the licenses based on the presence of a large number of old native silver-gold mine workings and a favorable geological setting. Most of the mine workings were enlarged as a result of the interest of the early Spanish settlers.

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

Previous Exploration on Picachos Property

Picachos was one of the larger historic mining towns within the property and is located about eight kilometers north of La Mesa de Los Negros. The Spanish reportedly built a smelter facility on the north bank of the arroyo Picachos, just below one of the trails to the village of La Ventana. Smelter feed was mainly from several stopes located in the El Toro target area, and perhaps from the mines on the south flank of Copo El Pino (Pine Peak). Slag has also been found at a historic smelter site west of the Las Chivas adit (Los Cochis area).

In 1997, Canamera Geological of Vancouver staked the 50,000 Ha Flora concession. Between April 20, 1998 and June 5, 1998, over 200 rock samples were taken from the Flora claim. Of these, 151 occur within a caldera structure north of the Espinazo del Diablo on the northwest corner of the Flora Property. In the summer of 1998, a reconnaissance-style soil geochemistry grid was completed over Los Cochis, one of the most promising polymetallic epithermal precious metal deposits in the caldera. A total of 116 rock samples and 489 soil samples were collected. The program finished in November of 1998, but the assay results were never released from the lab due to non-payment of assay bills incurred by Canamera on its Canadian projects.

In June of 1999 Minera Camargo was incorporated, and negotiations were opened with Eastern Meridian Mining Corporation to start a joint venture in the Picachos area, a few kilometers north of the Los Cochis prospects. During the negotiating period, the Picachos claim was staked. An option agreement was signed with Eastern Meridian 31 July 1999.

Between October 1, 1999 and February 25, 2000, detailed mapping and sampling was done on the larger stopes and tunnels, including El Toro, Los Angeles and El Pino. Overall, 135 chip-channel samples were cut and sent to Bondar Clegg for analysis. All were fire-assayed for gold and silver, and those with base metal mineralization were also assayed for Copper, Pb and Zinc. Some of the best overall results were from El Pino. Although El Pino had clear potential to host a significant deposit, Eastern Meridian was unable to re-finance due to weak precious metal prices. Their option agreement with Camargo defaulted on January 31, 2002. In late 2001, the Flora Property was cancelled by the Mexican Government.

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

In the summer of 2002, a limited soil sampling program was completed over the central part of the El Pino deposit area, and additional prospecting was done along strike of the known vein. In the fall, a permanent camp and road to the El Pino deposit was constructed, and two diamond core holes were drilled to depths of 216 meters and 171 meters in early 2003. Although both holes intercepted the vein, the drilling program was aborted pre-maturely due to mechanical problems with the drill. In late 2002, a deal was negotiated with Chemex Laboratories to release the Los Cochis assays, and those results were compiled in the first half of 2003. Geochemical results from El Pino and Los Cochis were clearly starting to define the extents of several epithermal Districts on the Picachos Property. Unfortunately, the lack of performance by the drillers did not deliver results, and Tango Mineral Resources was taken over by RNC Gold in late 2003.

In early 2004, RNC Gold optioned the property to the Company, as described earlier.

Summary of Exploration Work Completed by the Company

The Company’s first phase exploration program was completed during the third quarter of 2005, at a cost of $620,980, and consisted of additional land acquisition, the acquisition and study of remote sensing imagery, hand trenching, soil geochemical surveying and sampling at three of the most prospective targets for gold (El Toro, Los Cochis and Guadalupe targets).

Summary of First Phase 2005 Exploration Program

The results of the first phase exploration program were generally positive. Results are available for 10,096 soil samples from Los Cochis, El Toro and Guadalupe. The highest gold values to date were returned from the El Toro samples, which defined a strong polymetallic geochemical anomaly. Several of these samples contained in excess of 500 ppb gold, and values of 2,424 ppb gold occurred in soils near the previous mine workings. This discovery at El Toro is in addition to the large Los Cochis anomaly, which returned the highest silver values to date and was considered by the Company to be a compelling drill target.

Summary of Second Phase 2005-2006 Exploration Program

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

In November of 2006 the Company hired SJ Geophysics of Vancouver to complete a 50 line kilometer 3-D induced polarization and resistivity survey over the Los Cochis and Guadalupe targets. Forty five line kilometers of ground magnetics over Los Cochis were also completed. SJ Geophysics’ report and interpretations were delivered to the Company in March of 2007. Some of the resistivity highs are correlated with silicified zones at Navarrete and the Campamento (Las Chivas) zone at Los Cochis. The strongest IP responses are probably defining quartz-pyrite ‘‘lithocaps’’, or zones where cooling steam condensed and precipitated silica and iron sulfide. Moderate IP responses appear to reflect mineralization, some of which may have a ‘‘manto’’ or bedding parallel geometry.

2007 Exploration Program

In the fall of 2007, 3,125.25 meters of drilling in 21 reverse circulation holes were completed, mainly in the strong soil geochemical anomaly defined in 2005, and in one of the chargeability anomalies.

The drilling program was designed to test a steeply dipping epithermal vein model for Los Cochis. The analytical results and new geological model imply that the principal control on the mineralization might be stratigraphic. Management believes the results of the drill program were encouraging and that further work is recommended.

The total cost of the 2007 exploration program was approximately $586,000.

2008 Exploration Program

A second stage of reverse circulation drilling is recommended to better understand the geometry of the Los Cochis deposit. The objective of this stage of work would be to identify a body of about 600 meters strike length, 80 meters width and 200 meters in the down-dip direction. Exploration and definition drilling of the high grade, gold bearing structures at El Pino is also recommended. Finally, development of El Toro and Guadalupe for a 2009 exploration drilling program is planned for the winter of 2008. Permitting activities for the planned work are in progress.

Management of Picachos Project

Michelle Robinson, MASc, P.Eng., a professional engineer, is the person responsible for overseeing and carrying out the Company’s exploration programs on the Picachos Project in Mexico.

B.    Interest in Niger Uranium Limited

On March 8, 2006 the Company completed the acquisition of two uranium concessions in Niger, Africa. These concessions, the In Gall Concession and the Irhazer Concession, originally covered a total 4,000 square kilometers. The concessions were selected for their favorable geology, exploration potential and strategic location – situated in the same stratigraphy as two operating uranium mines which together yield almost 10% of worldwide production, according to the International Atomic Energy Agency, a division of the United Nations. The Company’s objective in applying for the uranium concessions in the Republic of Niger was to minimize its exploration risk by attempting to diversify the Company’s property portfolio.

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

The concessions were granted to the Company for a period of thirty years. Under the terms of the concessions, the Company was required to spend a total of $4.4 million U.S. on exploration of the concessions over the next three years, as set forth below:

YEAR	AMOUNT FOR EACH PROPERTY	TOTAL FOR YEAR
Year 1	U.S.$ 200,000	U.S.$ 400,000
Year 2	U.S.$ 600,000	U.S.$1,200,000
Year 3	U.S.$1,400,000	U.S.$2,800,000

The Company’s concessions provided it with the right to dispose of any minerals obtained during exploration and test work, and also conferred on the Company the right to a mining permit, if a viable reserve is discovered.

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

In July 2007 the Company entered into an agreement with UraMin Inc. (‘‘UraMin’’) to explore for and develop, if warranted, eight uranium properties in Niger. Pursuant to the agreement a new corporation was formed named Niger Uranium Limited (‘‘Niger Uranium’’). Niger Uranium is incorporated under the laws of the British Virgin Islands.

Under the terms of the agreement with UraMin the Company contributed to Niger Uranium its two uranium prospects, the Irhazer and In Gall concessions, while UraMin contributed six properties. The Company received (i) a 50% equity interest in Niger Uranium, (ii) a cash payment of $4,800,000 from UraMin, and (iii) a 3% net smelter royalty on the production of uranium and any other ores and/or minerals produced from the Company’s Irhazer and In Gall concessions. In addition to contributing six potential uranium properties to Niger Uranium, UraMin contributed U.S.$15,000,000 to Niger Uranium to receive a 50% interest. The $4,800,000 was used by the Company to cover Canadian taxes payable upon transferring its two properties to Niger Uranium. UraMin retained a 3% net smelter royalty on the production of uranium and any other ores and /or minerals produced from the six properties it contributed to Niger Uranium.

These six adjacent concessions contributed by UraMin are situated along the Arlit fault and are within a range of 45 to 135 kilometers north of the Areva uranium mine, currently in production. The Arlit fault is believe to be the main geological structure where the two Areva mines are located.

In total, Niger Uranium’s eight properties cover a total of 1,673,644 acres (6,773 square kilometers).

The Company and UraMin have the right of first refusal on properties outside of Niger identified by Niger Uranium.

None of the properties to be owned by Niger Uranium have a known commercially minable mineral deposit.

Niger Uranium has the right to reduce the net smelter royalty due to the Company as follows:

1.	to 2% of net smelter returns upon payment to the Company of $3,000,000 U.S.;

2.	to 1% of net smelter returns upon payment to the Company of an additional $5,000,000 U.S.

In August 22, 2007 Mr. Marek Kreczmer, the Company’s President and Chief Executive Officer at the time, was appointed Niger Uranium’s Managing Director and Chief Executive Officer and to its Board of Directors. On January 5, 2008 Mr. Kreczmer resigned as Niger Uranium’s Chief Executive Officer, and on June 6, 2008 he resigned from the board of directors. Mr. Ian Stalker, who had been UraMin’s CEO, was appointed its Executive Deputy Chairman. Mr. Neil Herbert, UraMin’s Finance Director, was appointed to Niger Uranium’s board of directors. Mr. Wayne Beach, a former director of the Company, and Mr. John Lynch, a director of the Company at the time and recently appointed Chief Executive Officer of the Company, were appointed non-executive directors of Niger Uranium. In addition, Mr. James Mellon, was appointed director and non-executive Chairman of Niger Uranium.

Mr. Marek Kreczmer signed a Service Agreement with Niger Uranium on August 22, 2007 pursuant to which he agreed to serve as Niger Uranium’s Chief Executive Officer for a salary of £1,000 per month. Under the Service Agreement Mr. Kreczmer was required to work no more than two days per month per quarter. In addition, Mr. Kreczmer was granted, in his capacity as a director of Niger Uranium, an option to acquire up to 1,037,400 shares of Niger Uranium, at a price of £0.50 per share. On January 5, 2008 Mr. Kreczmer resigned his position as Niger Uranium’s Chief Executive Officer and from the board of directors on June 6, 2008. In addition to the stock options granted by Niger Uranium to Mr. Kreczmer, John Lynch and Wayne Beach were each granted options to purchase 100,000 shares of Niger Uranium, at an exercise price of £0.50 per share.

On August 1, 2007 the Company announced that Niger Uranium had completed a private placement raising gross proceeds of $19,000,000 U.S. Niger Uranium issued 19,090,000 shares at a price of 50 pence per share, and paid cash commissions to its agent, Haywood Securities (UK) Ltd., as well as issuing 1,145,400 broker warrants, entitling the holders to purchase Niger Uranium’s shares, for two years, at a price of 50 pence per share. On September 12, 2007 Niger Uranium’s shares commenced trading on the AIM market in London, England.

At the conclusion of the private offering of its shares, Niger Uranium had 83,000,000 shares outstanding, with the Company owning 31,955,000 shares (38.5%). In March 2008, Niger Uranium issued 17,000,000 of its shares in connection with the acquisition of a 17.5% interest in Kalahari Minerals PLC (‘‘Kalahari’’), an AIM listed corporation with assets in Namibia, diluting the Company’s ownership of Niger Uranium to approximately 32% of Niger Uranium’s 100,000,000 outstanding shares.

In April 2008 Niger Uranium purchased 4,421,000 ordinary shares of UrAmerica, a private company with uranium exploration projects in Argentina, Paraguay and Colombia. This purchase represented 20.89% of total issued shares of UrAmerica. In connection with this purchase Niger Uranium paid UrAmerica $2,500,000 U.S. and issued it 4,664,306 of its shares. Niger Uranium also received warrants to purchase 4,421,000 ordinary shares of UrAmerica at an exercise price of $1.639 per ordinary share. Following this transaction the Company owned 30.5% of Niger Uranium’s 104,664,306 outstanding shares.

Information on Niger Uranium’s Properties

Marek Kreczmer, formerly the Company’s Chief Executive Officer and President, had been Niger Uranium’s Chief Executive Officer from August 2007 to his resignation in January 2008. In addition, Mr. Kreczmer resigned from Niger Uranium’s board of directors in June 2008. Accordingly, at the present time, the Company does not have current information on Niger Uranium’s planned exploration activities, previous exploration activities, geology, results of recent exploration activities, and related information for Niger Uranium’s Niger properties. The Company does have information through July 2007 on the Irhazer and In Gall Concessions it contributed to Niger Uranium.

Exploration Conducted by Company on Irhazer and In Gall Concessions

The Company completed a high-resolution, multi-sensor airborne geophysical survey over the properties where several targets were identified. This was followed by ground geophysics and mapping of the uranium anomalies. The ground geophysics identified four radioactive structures which were drill tested in the 2007.

Results on surface samples announced in March 2007 ranged from 0.032% to 0.09% U3O8. Also, five outcrop samples returned values from 0.22% to 1.0% U3O8.

From March 2006 through March 2007, the Company invested over Can. $1.3 million on exploration of its Niger properties.

On May 14, 2008 Niger Uranium issued a press release in which it announced that based upon drilling it had conducted on the In Gall concession there was a 20% increase in the in-situ grade of the uranium found and that it anticipated that an estimate of the uranium resources on a 5,000 by 900 meter section of the property would be completed in June 2008.

To the best of the knowledge of Company’s management, there is no known commercially mineable mineral deposit on any of Niger Uranium’s Niger properties.

C.    North Rae Uranium Project, Northern Quebec, Canada

On January 9, 2007, the Company entered into an Option Agreement, formalizing the March 2, 2006 Letter of Intent, to acquire up to a 65% interest in a uranium project in the Ungava Bay region of northern Quebec, Canada, from Azimut Exploration Inc. (‘‘Azimut’’). The North Rae Uranium Project consists of four blocks representing 1,853 claims with a total area of 204,108 acres.

On July 5, 2008 the Company entered into an agreement with Azimut to terminate (‘‘Termination Agreement’’) its (i) option on the North Rae Uranium Project and (ii) its option to acquire a 65% interest in the Daniel Lake Property, Northern Quebec, Canada, described in ‘‘Item 4. Property, Plants and Equiment. Daniel Lake Uranium Project, Northern Quebec, Canada.’’ The termination of the two option agreements is conditional upon Azimut (i) paying the Company $4,000,000 by October 3, 2008 and (ii) issuing the Company 1,100,000 of Azimut’s common shares. The Azimut shares to be issued to the Company would be subject to a one year hold.

Until such time as all the conditions of the Termination Agreement are either satisfied, or the agreement is terminated because the conditions have not been satisfied, the rights and obligations of the Company and Azimut regarding the North Rae Uranium Project and Daniel Lake Property are suspended. Upon Azimut making the $4,000,000 payment, the Company will no longer have any interest in the properties, will vacate the properties, and will no longer be liable to Azimut for debt, damages, or otherwise.

In the event Azimut is unable to satisfy these conditions the Termination Agreement will no longer be in effect and the Company’s options on the North Rae and Daniel Lake properties will be deemed to be valid and enforceable.

Company’s Obligations Under Option Agreement with Azimut if Option is not Terminated.

In order to acquire its initial 50% interest in the North Rae Uranium Project, the Company is required to (i) make cash payments totaling $210,000 over five years, (ii) issue Azimut a total of 150,000 Shares, and (iii) incur a total of $2,900,000 in exploration expenditures over five years, as set forth below.

Under the terms of the Letter of Intent the Company is required to make the following cash payments, totaling $210,000, to Azimut:

Cash Payments to Azimut

$50,000	On execution of Letter of Intent (March 2, 2006)
$30,000	March 2, 2007 (paid)
$30,000	March 2, 2008 (paid)
$40,000	March 2, 2009
$60,000	March 2, 2010

Upon receipt of confirmation of acceptance of the filing of the Letter of Intent by the TSX Venture Exchange (‘‘Acceptance Date’’), the Company was required to issue Azimut 100,000 Shares. The Acceptance Date was April 28, 2006. On the first anniversary of the Acceptance Date, the Company was required to issue an additional 50,000 Shares to Azimut, which it did.

In addition to the cash payments and shares issuance described above, the Company was required to incur the following exploration expenditures on the North Rae Uranium Project, totaling $2,900,000, which it incurred by the beginning of 2008.

Minimum and Cumulative Work Expenditures on the North Rae Uranium Project

$400,000	On or before March 2, 2007 (incurred)
$400,000	On or before March 2, 2008 (incurred)
$700,000	On or before March 2, 2009 (incurred)
$700,000	On or before March 2, 2010 (incurred)
$700,000	On or before March 2, 2011 (incurred)

If and when the Company has made the cash payments totalling $210,000, issued Azimut a total of 150,000 Shares, and incurred the minimum work expenditures totalling $2,900,000, the Company will have the right to acquire a 50% undivided interest in the North Rae Uranium Project, and a joint venture between the Company and Azimut will be deemed to be have been established. The initial, actual and deemed expenditures of each party to the joint venture shall be $2,900,000. Upon the Company acquiring a 50% interest in the North Rae Uranium Project, Azimut will retain a 2% yellow cake royalty (‘‘YCR’’).

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

Up to the date of the Termination Agreement, the Company has been the operator of the project.

Azimut Notice of Default and Successful Curative Action by NWT

On December 18, 2007, Azimut delivered a Notice of Default to the Company alleging that the Company had not complied with various provisions of the North Rae and Daniel Lake property option agreements (collectively, the ‘‘Agreements’’). A description of the Company’s obligations regarding its option on the Daniel Lake option agreement is set forth below in subsection E.

The Notice of Default detailed the Company’s alleged failure to fulfill certain of its core obligations as operator, including its failure to allow Azimut timely access to factual technical data, maps and reports, including a series of databases relating to exploration programs carried out on the properties, and its failure to deliver to Azimut ten (10) overdue quarterly reports pertaining to its operations on the projects. In the Notice of Default, Azimut also expressed serious concerns regarding specific aspects of the Company’s management of the operations and the alleged persistent failure of the Company to disclose material facts to Azimut in order to substantiate public releases of technical information.

In accordance with the provisions of the Agreements, the Company had sixty (60) days from the Notice of Default to fully remedy its default on each of the Agreements. In the event the default was not cured, the option agreement would terminate and the Company would forfeit all of its interest in the property, as well as any funds expended on the property.

On February 1, 2008, the Company responded to Azimut’s default notice and advised Azimut that all the alleged defaults were without merit or had been resolved in any event by issuance of the curative notice, and that the Option Agreements were in good standing.

In a press release on February 12, 2008, Azimut announced that it considered that the Company had cured its default in respect of the North Rae and Daniel Lake properties after examining the extensive documentation and data submitted by the Company with its curative notice, and that the options were in good standing.

Exploration Program to Date

In 2006, ground investigation around the lake sediment uranium geochemical anomalies lead to the discovery of several uranium showings. An airborne geophysical survey was conducted but results were not available for ground investigation in 2006.

From June to September 2007 the Company completed a ground exploration program of the radiometric anomalies. The exploration operation was conducted as a full ‘‘turn key’’ program by IOS Services Géoscientifiques, located in Chicoutimi Québec. The final exploration report is still pending.

To date, a total of nine mineralized zones have been identified: Tasialuk, Tasik, Torrent, Ilaluga, Jonas, Amitujaq, Aqpiq, zone 46, and Lac Daniel North. A total of 787 surface rock sample were collected and assayed during the summer, with 128 samples collected by the local prospectors and 95 samples coming from the light blasting program. A total of five ground grids were used to produce radiometric surveys and geological mapping. The zones covered were Tasialuk, Tasik, Torrent, Jonas and Aqpiq. The total length of lines is about 60 kilometers. The readings were made each two meters on lines spaced at 100, 50 and 25 meters.

In addition, three grids (Tasialuk, Tasik and Torrent) were geologically mapped in detail. Light blasting using the boulder buster technique were performed on some of the spots. A total of about 40 blasts were done, with 97 samples collected with an average of depth of 0.3-0.5 meters.

Management believes that the radioactive zones identified by the radiometric ground survey were in some cases due to thorium content. A handheld spectrometer was used to collect around 150 spectrometric readings on outcrops.

Uranium mineralization is founded in metric wide pegmatite dykes, mostly sub parallel to NW-SE local foliation and associated with local biotite enrichment within these pegmatites. Management believes these dykes have mining potential when they developed themselves as swarms of dykes as in Tasialuk and Tasik zones.

The Company completed an additional airborne geophysics performed covering 170 square kilometers in the western portion of the property with a magnetometric and radiometric survey.

The Company completed eight diamond drill holes covering 1,843 feet (562 meters). A total of 446 samples, representing 750 feet (229 meters) of core, were collected and submitted for analysis. The mineralization intercepted during drilling is related to pegmatite dykes.

Seven diamond drill holes (515.5 meters) tested the Tasialuk, and Tasik zones. Drill holes were completed to test radiometric peaks which in some cases, indicated uranophane mineralization at surface. The results show that the radioactivity is due to uranium and thorium mineralization within pegmatite. A diamond drill hole of 44.7 meters tested a mineralized structure on Jonas but failed to intersect any economic mineralization. Management believes that the results to date from exploration have been mixed and that a significant amount of work will be required to evaluate the potential of the property.

2008 exploration program

Because of the Termination Agreement between the Company and Azimut which would terminate the Company’s option, the Company is not planning any exploration on the property at the present time.

Location and Access

The North Rae Project is located in the Ungava Bay region of northern Quebec. The North Rae property is located six to 12 miles from tide-water and approximately 99 miles (160 kilometers) east of the town of Kuujjuaq. Access to the property is by fixed-wing aircraft or helicopter from Kuujjuaq, which has daily scheduled air service from Montreal.

Climate

The climate is arctic with an average annual temperature between 23°F and 18.5°F (−5°C and −7.5°C). The Ungava Bay area receives about 15 inches to 19 inches (400 millimeters to 500 millimeters) of precipitation annually, with about 45% of this total falling as snow. Each year, there are between 20 and 40 frost-free days. Exploration generally occurs in the summer months.

History of Exploration

The blocks were staked by Azimut Exploration Inc., the Company’s partner on the North Rae property, based on its review of provincial geochemical lake sediment data released during the 1980s, and 1990s, and as recently as 2000 when the most relevant data set was made public by the provincial geological survey. Management of the Company is not aware of any meaningful exploration that has been conducted on the property.

Geology

The claims are situated in a structural area, called George River which is delimited on the N-E side by the Abloviak shear zone and by the Kujjuaq segment on the S-W side. The George River segment is comprised of two distinct litological domains, which are respectively constituted by:

–	a first assemblage of tonalitic to granitic archean orthogneisses.

–	a second assemblage of metasedimentary rocks, constituted by a palaeoproterozoic platform sequence, and related to Lake Harbour group.

The Lake Harbour group overlies the archean to palaeoproterozoic orthogneisses. Lake Harbour is a metasedimentary cover, and orthogneisses of Baudan and Kanjiqsualujjuaq complex are considered as basement rocks, with a classical relation basement-sedimentary cover. All these rocks are strained and metamorphized in the middle to upper amphibolite facies.

Uranium mineralization is founded in metric wide pegmatite dykes, mostly sub paralleles to NW-SE local foliation and associated with biotite enrichment layers within these pegmatites. Most of the mineralized pegmatite are located in the orthogneiss close to the contact with the overlying paragneisses.

********************************

There is no known commercially mineable mineral deposit on the North Rae Project.

D.    Daniel Lake Uranium Project, Northern Quebec, Canada

Pursuant to an option agreement dated January 24, 2007 with Azimut Exploration Inc. the Company acquired an option to obtain up to a 65% interest in a prospective uranium property called the Daniel Lake Property (‘‘Daniel Lake Agreement’’). The Daniel Lake Property is contiguous to the North Rae Uranium Project, consisting of 972 claims covering 108,725 acres.

Pursuant to the Termination Agreement with Azimut discussed earlier, the Company’s options on the North Rae Uranium Project and the Daniel Lake Property will terminate provided Azimut satisfies its obligations to (i) pay the Company $4,000,000 by October 3, 2008 and (ii) issue the Company 1,100,000 of Azimut’s common shares. The Company’s obligations under the two option agreements are suspended until Azimut either fulfills the conditions of the termination agreement, or Azimut fails to meet the conditions of the Termination Agreement.

Company’s Obligations Under Option Agreement with Azimut if Option is not Terminated.

Under the terms of the Daniel Lake Agreement the Company can acquire an initial 50% interest, except for a Yellow Cake royalty described below, by (i) paying Azimut a total of $230,000, (ii) issuing Azimut 200,000 shares of its common stock, and (iii) incurring a minimum of $2,600,000 in exploration expenditures over the five years ending January 24, 2012.

Under the terms of the Daniel Lake Agreement the Company is required to make the following cash payments, totaling $230,000, to Azimut:

 Cash Payments to Azimut

$50,000	By February 8, 2007 (paid)
$30,000	January 24, 2008 (paid)
$40,000	January 24, 2009
$50,000	January 24, 2010
$60,000	January 24, 2011

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

Minimum and Cumulative Work Expenditures on the Daniel Lake Uranium Project

$240,000	On or before January 24, 2008 (incurred)
$460,000	On or before January 24, 2009
$500,000	On or before January 24, 2010
$600,000	On or before January 24, 2011
$800,000	On or before January 24, 2012

If and when the Company has made the cash payments totalling $230,000, issued Azimut a total of 200,000 Shares, and incurred the minimum work expenditures totalling $2,600,000, the Company will have the right to acquire a 50% undivided interest in the Daniel Lake Property, and a joint venture between the Company and Azimut will be deemed to be have been established. The initial, actual and deemed expenditures of each party to the joint venture shall be $2,600,000. Upon the Company acquiring a 50% interest in the North Rae Uranium Project, Azimut will retain a 2% yellow cake royalty (‘‘YCR’’).

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

The Company has been the operator of the project.

2007 Exploration

As operator, the Company commenced exploration activities on Daniel Lake in June 2007 including airborne magnetometric and radiometric survey covering 438 square kilometers and reconnaissance prospecting.

A total of 15 rock grab samples were collected from two main 1,640-foot (500-meter) long anomalous areas that were identified using preliminary data from a 2007 airborne survey. Of the 15 samples, five returned values above 0.02% U(3)O(8) with a maximum value of 0.65% U(3)O(8). The anomalous pegmatite dykes have been followed over a length of 800 meters. Final results from the airborne survey confirm that the Daniel Lake Uranium Project has similar geophysical characteristics and uranium potential as the adjoining North Rae property.

The final report for the 2007 exploration program is still pending.

2008 Exploration Program

Because of the Termination Agreement between the Company and Azimut which would terminate the Company’s option, the Company is not planning any exploration on the property at the present time.

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

********************************

Relinquished Option on Waterbury Uranium Project, Saskatchewan, Canada

Pursuant to an agreement dated November 9, 2005 with Canalaska Ventures Ltd. (‘‘Canalaska’’), the Company acquired an option to acquire up to a 75% interest in the Waterbury Uranium Project,

Saskatchewan, Canada (‘‘Waterbury Project’’). The Waterbury Project covered 12,417 hectares and included nine prospective uranium claims located in the Althabasca Basin, Saskatchewan, Canada. On November 30, 2007 decided to drop the option and focus on its other properties, paying a termination fee of $252,358 and writing off $1,639,305.

Cancelled Transaction with Nu-Mex Uranium Corp.

On November 19, 2007 the Company entered into a letter agreement with Nu-Mex Uranium Corp. (‘‘Nu-Mex’’) regarding its proposed acquisition by Nu-Mex. The proposed transaction was subject to (i) Nu-Mex arranging a financing of up to $25,000,000, with a minimum financing of not less than $10,000,000, such financing to close concurrently with the closing of its acquisition of the Company, and (ii) the Company receiving a favourable fairness opinion on the terms of the acquisition. The proposed transaction was to be completed pursuant to a statutory plan of arrangement under the Business Corporation Act (Ontario) under which Nu-Mex would acquire all of the Company’s outstanding shares in exchange for its shares.

Pursuant to an Arrangement Agreement between the Company and Nu-Mex dated December 20, 2007, Nu-Mex agreed to acquire 100% of the Company’s outstanding shares through a court-approved plan of arrangement, in which each share of the Company was to be exchanged for 0.40 of a Nu-Mex common share. The proposed transaction was subject to Nu-Mex arranging a financing of at least $25,000,000 U.S., at a minimum price of $4.00 U.S. per share. Additionally, it was a requirement of the transaction that Nu-Mex’s common shares be listed on either the Toronto Stock Exchange or the TSX Venture Exchange.

On February 13, 2008 the Company and Nu-Mex announced that they were cancelling the proposed transaction because of market conditions. Thereafter, the Company and Nu-Mex signed a termination agreement and granted each other mutual releases pursuant to which each party released the other from all obligations and liabilities relating to the proposed transaction.

********************************

GLOSSARY

Following is a glossary of terms used throughout this Annual Report.

Adit	a horizontal tunnel in an underground mine driven from a hillside surface.

Assay	a precise and accurate analysis of the metal contents in an ore or rock sample.

Bornite	a copper ore; a sulphide of copper and iron.

Breccia	a fragmented rock, the components of which are angular, and not waterworn.

Caldera	a large basin-shaped volcanic depression, more or less circular in form.

Chalcopyrite	a sulphide of copper and iron.

Concentrate	a concentrate of minerals produced by crushing, grinding and processing methods such as gravity, flotation or leaching.

Contained gold	total measurable gold in grams or ounces estimated to be contained within a mineral deposit; does not imply that the deposit is economically viable.

Cut-off grade	deemed grade of mineralization, established by reference to economic factors, above which material is considered ore and below which is considered waste.

Diamond drill	a large machine that produces a more or less continuous core sample of the rock or material being drilled.

Dilution	the contamination of ore with barren wall rock; this means that in mining ore, adjacent waste is also extracted (see definition of cut-off grade), which mixes with and reduces the grade of the ore.

Epithermal	applied to hydrothermal deposits formed at low temperature and pressure.

Feasibility study	a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production.

g/mt or gpt	grams per tonne.

Gold deposit	means a mineral deposit mineralized with gold.

Gold equivalent	a method of presenting combined gold and silver concentrations or weights for comparison purposes. Commonly involves expressing silver as its proportionate value in gold based on the relative values of the two metals. When gold equivalent is used to express metal sold, the calculation is based on actual prices received. When grades are expressed in gold equivalent, the relative recoveries of the two metals are also taken into account.

Grams per cubic meter	alluvial mineralization measured by grams of gold contained per cubic meter of material, a measure of gold content by volume not by weight.

Lode mining	mining of gold bearing rocks, typically in the form of veins or stockworks.

Net profit interest or NPI	a royalty based on the net profits generated after recovery of all costs.

Net smelter royalty or NSR	a royalty based on the gross proceeds received from the sale of minerals less the cost of smelting, refining, freight and other related costs.

Nugget effect	an effect of high variability of gold assays, due to the gold occurring in discreet coarse grains such that their content in any given sample is highly variable.

Ore	a naturally occurring rock or material from which minerals, such as gold, can be extracted at a profit; a determination of whether a mineral deposit contains ore is often made by a feasibility study.

Ounce or oz.	a troy ounce or 20 pennyweights or 480 grains or 31.103 grams.

Opt	troy ounces per ton.

Patented mining claim	a claim to which a patent has been obtained from the government by compliance with laws relating to such claims.

Pegmatite	igneous rocks of coarse grain usually found as dykes associated with a large mass of plutonic rock of finer grain size.

Prospect	an area prospective for economic minerals based on geological, geophysical, geochemical and other criteria.

Pyrite	A mineral – a common sulphide of iron.

Quartz	a rock-forming mineral of silicon and oxygen, often found in veins.

Raise	a vertical or inclined tunnel in an underground mine driven upwards from below.

Ramp	an inclined tunnel in an underground mine driven downwards from surface.

Reserve	ore – the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Reverse circulation drill	a large machine that produces a continuous chip sample of the rock or material being drilled.

Shaft	a vertical or inclined tunnel in an underground mine driven downward from surface.

Shear	a tabular zone of faulting within which the rocks are crushed and flattened.

Silicified	made into silica.

Stock or pluton	a body of intrusive rock that covers less than 40 square miles, has steep dips and is discordant with surrounding rock.

Stockwork	multiple small veins of mineralization that have so penetrated a rock mass that the whole rock mass can be considered mineralized.

Stopes	an excavation from which ore has been excavated in a series of steps.

Stratigraphy	branch of geology which treats the formation, composition, sequence, and correlation of the stratified rocks as part of the Earth’s crust.

Strike length	the longest horizontal dimensions of a body or zone of mineralization.

Stripping ratio	the ratio of waste material to ore that is estimated for or experienced in mining an ore body.

Sulfide	a mineral compound of sulphur and another metallic element such as iron, copper, lead, zinc, and nickel, commonly forming minerals of great economic importance.

Thorium	a radioactive, silvery-white, metallic element in the group III of the periodic system.

Ton	short ton (2,000 pounds).

Tonne	metric tonne (2,204.6 pounds).

Trenching	the surface excavation of a linear trench to expose mineralization for sampling.

Unpatented mining claim	mining claims to which a deed from the United States government has not been received, and which are subject to annual assessment work in order to maintain ownership.

Uranium	a radioactive, silvery-white, metallic element.

Uranophane	a strongly radioactive, orthorhombic mineral.

Vanadium	a gray or white, malleable, ductile, polyvant metallic element.

Vein	a tabular body of rock typically of narrow thickness and often mineralized occupying a fault, shear, fissure or fracture crosscutting another pre-existing rock.

For ease of reference, the following conversion factors are provided:

1 mile	= 1.609 kilometers	2,204 pounds	= 1 tonne
1 yard	= 0.9144 meter	2,000 pounds/1 short ton	= 0.907 tonne
1 acre	= 0.405 hectare	1 troy ounce	= 31.103 grams

Item 5.    Operating and Financial Review and Prospects.

The following is a discussion of the results of operations of the Company for the period commencing on the date of incorporation of the Company (September 26, 2003) and ending March 31, 2008, and should be read in conjunction with the audited consolidated financial statements of the Company for the period ending December 31, 2007, and the unaudited interim financial statements for the Company for the period ending March 31, 2008, such periods, together with the accompanying notes, are included elsewhere in this Annual Report. All references herein are to Canadian dollars. Please see ‘‘Item 3. Key Information.’’ for exchange rate information for the Canadian dollar.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Reference is made to Note 13 of the audited consolidated financial statements for a discussion of the material differences between Canadian and United States generally accepted accounting principles, and their effect on the Company’s financial statements. In addition to historical information, the following discussion contains forward-looking statements that involve risk and uncertainties. The Company’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in ‘‘Risk Factors’’ and elsewhere in this Annual Report.

Overview

The Company was incorporated September 26, 2003 to engage in the acquisition, exploration, and, if warranted, the development of properties containing precious and base metals and uranium. In particular, the Company’s activities since incorporation have focused on the financing of exploration of the following projects

Project	Type	Location	Status
Picachos	Copper, Gold	Mexico	Active
Irhazer and In Gall Concessions	Uranium	Niger	Transferred to Niger Uranium
Waterbury	Uranium	Saskatchewan, Canada	Dropped
North Rae Uranium	Uranium	Quebec, Canada	Termination of option pending
Daniel Lake	Uranium	Quebec, Canada	Termination of option pending
Bear	Copper, Gold	Northwest Territories, Canada	Dropped
Fire Fly	Uranium	Utah, United States	Dropped

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

A.    Operating Results

The Company commenced operations during September 2003. From September 26, 2003 through March 31, 2008, Management has devoted most of its time and resources towards (i) organizing the Company, (ii) acquiring various property interests, (iii) evaluating properties for acquisition, and (iv) conducting initial exploration of some of its properties. During this time, no revenues from operations were realized.

Net income from operations for the year ended December 31, 2007 was $11,745,384 ($0.11 per share) compared to loss of $2,421,484 ($0.03 per share) in 2006, an increase of $14,166,868. The increase in net income is comprised of a gain of $19,260,008 offset by current and future income taxes of $3,665,534 relating mainly to the sale of the Niger properties to Niger Uranium Ltd., decreased operation expenses of $371,807, as well as the non-cash write-off of $1,639,305 of exploration properties and deferred exploration related to the Waterbury project in Saskatchewan.

The net loss from operations for the three months ended March 31, 2008 was $460,575 compared to a loss of $690,155 for the corresponding period in 2007. The increased loss was a result of higher legal fees incurred in connection with (i) the proposed Nu-Mex transaction, and (ii) responding to Azimut’s default notice on the North Rae and Daniel Lake properties, as well as higher consulting fees due to higher staff levels.

Although no revenues are shown, the Company received $690,155 in interest income during 2007. The interest received is being capitalized against the deferred exploration expenses according to Canadian generally accepted accounting principles.

The table below shows the costs of exploration incurred by the Company on its exploration projects.

	For the three months ended March 31, 2008 and 2007		Activity during the year		Cumulative at year end
Project, Location	2008 $	2007 $	2007 $	2006 $	2007 $	2006 $
Irhazer and In Gall, Nigers(1)	—	218,739	(1,097,599)	1,057,248	—	1,097,599
Pichachos, Mexico	63,734	49,097	729,830	509,758	1,990,494	1,260,664
North Rae, Canada	134,144	66,431	2,109,963	889,200	2,999,163	889,200
Waterbury, Canada(2)	—	17,243	(939,967)	770,220	—	939,967
Daniel Lake, Canada	43,583	84,569	350,304	—	350,304	—
Fire Fly Project, United States(3)	—	—	—	(114,697)	—	—
			$1,152,531	$3,111,729	$5,339,961	$4,187,430

(1)	Irhazer and In Gall Niger: $1,330,497 of exploration costs were written off as part of the sale of the properties to Niger Uranium in 2007.
(2)	Waterbury Project: $1,639,305 was written off in the fourth quarter of 2007, and the Company paid a termination fee of $252,358.
(3)	Firefly project: $163,246 was written-off in the second quarter of 2006.

The Company has funded operations since its incorporation (September 26, 2003) through the net proceeds of various financings.

In November 2003 the Company issued 2,000,000 Special Warrants (pre-stock split) at a price of $0.10 per Special Warrant, resulting in gross proceeds of $200,000. Each Special Warrant entitled the holder thereof to acquire, without additional payment and subject to adjustment pursuant to the Special Warrant Certificates, one share of common stock (‘‘Share’’). A Prospectus dated January 9, 2004 qualified the distribution of 2,000,000 Shares (pre-stock split) issued by the Company, without additional payment, upon the exercise of the 2,000,000 Special Warrants (pre-stock split).

For the year ended December 31, 2004, the Company raised total gross proceeds of approximately $2.6 million through various equity financings. On February 26, 2004, the Company raised financing from an initial public offering of $1,500,000 through the issuance of 15 million common shares (30 million Shares post 2 for 1 stock split).

On July 23, 2004 the Company completed a stock split whereby each Share of the Company was subdivided into two Shares of the Company.

During 2004, the Company issued 206,000 flow-through common shares for gross proceeds of $125,660 (net proceeds of $114,891).

On October 15, 2004, the Company completed a private placement financing of 450,000 units at a price of $0.70 per unit for gross proceeds of $315,000 (net proceeds of $292,950). Each unit consisted of one Share and one share purchase warrant exercisable at a price of $0.95 until April 15, 2006.

On December 3, 2004, the Company completed a private placement financing of 1,004,500 units at a price of $0.65 per unit for gross proceeds of $652,925 (net proceeds of $587,633). Each unit consisted of one Share and one-half of one share purchase warrant. Each whole warrant was exercisable at a price of $0.95 until June 4, 2006.

On January 27, 2005, the Company completed a non-brokered private placement of 666,667 units at a price of $0.75 per unit for gross proceeds of $500,000. Each unit consisted of one Share and one share purchase warrant exercisable at a price of $0.93 until July 27, 2006. In September 2005 the Company had a two-for-one stock split.

In October 2005, 455,000 share purchase warrants, at an exercise price of $0.475, were exercised, resulting in proceeds of $216,125. On December 21, 2005, the Company completed a private placement of 1,707,665 flow-through shares at a price of $0.60 per Share receiving gross proceeds of $1,024,599, and 909,091 units at a price of $0.55 per unit, receiving gross proceeds of $500,000. Each unit consists of one Share and one-half of one share purchase warrant exercisable at a price of $0.70 per Share until December 21, 2006. The Company paid a broker a commission of $106,700 and issued broker warrants entitling it to acquire 63,636 units at an exercise price of $0.55 per unit until December 21, 2006.

On May 5, 2006 the Company completed a private placement financing of 21,144,027 units of for gross proceeds of $17,972,423 (net proceeds of $16,538,358). Each unit (priced at $0.85 per unit) consists of one Share and one half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional Share of the Company at a price of $1.15 until either (i) the May 5, 2008; or (ii) if the common shares of the Company commence trading on either Tier 1 of the TSX Venture Exchange or the Toronto Stock Exchange prior to the May 5, 2008, by May 5, 2011.

B.    Liquidity and Capital Resources

At March 31, 2008 the Company had working capital, including cash and short-term investments, of $12,431,914. At December 31, 2007 the Company had a cash and short-term investments of $13,224,013 and working capital of $10,340,862 (2006-$14,908,791 and $14,643,599 respectively). The Company has sufficient funds to complete all planned exploration work programs for the upcoming year. However the ability of the Company to successfully bring these mineral properties to production is conditional on its ability to secure financing when required. The Company proposes to meet additional financing requirements through equity financing. In light of the continually changing financial markets, there is no assurance that new funding will be available at the times required or desired by the Company.

During the year ended December 31, 2007, the Company’s cash position, including short-term investments, decreased by $1,684,778, which included the receipt of $4,800,000 relating to the sale of it’s Niger properties to Niger Uranium which was offset by approximately $6,300,000 in expenditures for its operating activities, mainly on its exploration properties.

The Company does not have any material commitments for capital expenditures or any debt instruments outstanding. Other than its exploration commitments and purchase/option payment commitments described in F. Tabular Disclosure of Contractual Obligations, the Company does not anticipate having to commit to undertake any significant capital expenditures in the foreseeable future. The Company can terminate all option or joint venture agreements requiring minimum exploration expenses at any time without further financial obligations.

The Company’s expenditures to date have satisfied the various conditions necessary to maintain the Company’s option agreements on the Company’s Pichachos copper-gold and the North Rae and Daniel Lake Uranium Projects. In the event its options on the North Rae and Daniel Lake Uranium Projects are terminated, as described in Item 4 D. Property, Plants and Equipment, for the next twelve months the Company anticipates that it will require approximately $1,000,000 in funds to pay for its exploration program and satisfy it option/purchase payment obligations for its interest in the Picachos project. In the event its options on the North Rae and Daniel Lake Uranium Projects are not terminated, for the next twelve months the Company anticipates that it will require approximately

$1,500,000 in funds to pay for its exploration program and satisfy its option/purchase payment obligations for all of its property interests. In addition, the Company believes it will need a minimum of $1,000,000 for expenses relating to administration, salaries, and shareholder and public relations activities. The Company has sufficient capital on hand to undertake is exploration plans and fund its general and administrative expenses. However, there can be no assurance the Company will continue to be able to raise the necessary funds to fulfill its obligations.

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

F.    Tabular Disclosure of Contractual Obligations.

The Company’s contractual obligations are in connection with its following mining interests: (i) an option to acquire a 70% interest in properties in Mexico’s Durango provinces (the ‘‘Picachos Project’’), (ii) an option to acquire up to a 65% interest in the North Rae Uranium Project, Northern Quebec, Canada, and (iii) an option to acquire a 65% interest in the Daniel Lake Property, Northern Quebec, Canada. On July 5, 2008 the Company entered into an agreement with Azimut to terminate its (i) option on the North Rae Uranium Project and (ii) its option to acquire a 65% interest in the Daniel Lake Property, Northern Quebec, Canada, described in ‘‘Item 4. Property, Plants and Equiment. Daniel Lake Uranium Project, Northern Quebec, Canada.’’ The termination of the two option agreements is conditional upon Azimut (i) paying the Company $4,000,000 by October 3, 2008 and (ii) issuing the Company 1,100,000 of Azimut’s common shares.

The payments and required exploration expenditures described in the following table are optional by the Company. If the Company does not make any payment, or incur the required exploration expenditures, the Company will only lose its interest in that particular property. Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment’’ for a description of the Company’s obligations regarding its various property interests.

Payments due by Period
	TOTAL	LESS THAN ONE YEAR	1-3 YEARS	3-5 YEARS	MORE THAN FIVE YEARS
Option Payments or Exploration Expenditures Necessary to Retain Property Interests at December 31, 2007
Payments relating to Picachos Project	US$2,500,000* US$200,000**	US$1,000,000* US$100,000**	US$1,500,000* US$100,000**	0		0
Payments relating to North Rae Uranium Project***	Can.$35,000* Can.$135,000**	Can.$35,000* Can.$30,000**	Nil Can.$100,000**
Payments relating to Daniel Lake Uranium Project***	Can.$2,760,000* Can.$180,000**	Can.$460,000* Can.$30,000**	Can.$1,500,000* Can.$150,000**	Can.$800,000*
TOTAL FOR ALL PROPERTY INTERESTS	US$2,500,000* Can.$2,795,000* US$200,000** Can.$310,000**	US$1,100,000 Can.$555,000	US$1,600,000 Can.$1,750,000	Can.$800,000*	$

*	Required exploration expenditures.
**	Required option payments.
***	Termination of options pending.

Item 6.    Directors, Senior Management and Employees.

A.    Directors and Senior Management.

Directors and Officers.    At July 1, 2008 the names, municipalities of residence and principal occupations of the directors and officers of the Company were as follows:

Name & Municipality of Residence	Position with Company	Principal Occupation	Age
John P. Lynch Toronto, Ontario Canada	Chief Executive Officer, President, Director	Businessman; President, Universal Packaging Systems Inc. since 2003	47
William Thomas Vancouver, British Columbia	Chief Financial Officer	Chartered Accountant	57
Anton Esterhuizen South Africa	Director	Geologist, Managing Director – Pangea Exploration (Pty)	56
Simon Lawrence Toronto, Ontario Canada	Director	Mining Engineer	44
David Subotic Toronto, Ontario	Director	Chief Executive Officer – Asian Coast Development Ltd.	33

John P. Lynch was appointed President and Chief Executive Officer of the Company on June 16, 2008. Mr. Lynch has a bachelor degree in Administrative and Commercial Studies from Western University. He is currently President of Universal Packaging, a packaging company operating throughout North America.

William Thomas has 30 years of financial management experience with a focus on the natural resource sector. His background includes work with Denison Mines Ltd. Now known as Denison Mines Corp., Denison is an intermediate uranium producer. Mr. Thomas also spent two decades with international energy producer Kerr McGee, which has since been acquired by Anadarko Petroleum Corporation. He held a variety of increasingly responsible management positions in Kerr McGee’s operations in Calgary (Canada), Oklahoma City (USA), London (UK) and Beijing (China). Mr. Thomas’ key areas of expertise include financial and Sarbanes Oxley reporting, budgetary management and cost controls, taxation, business development and international relations. He graduated from the University of Toronto with an Honors Bachelor of Commerce and Finance degree and received his Chartered Accountant’s designation in 1977. Mr. Thomas has advised the Company that he will be resigning as Chief Financial Officer effective July 30, 2008.

Anton Esterhuizen, M.Sc., B.Sc. (Hons), is an experienced geologist with extensive experience in Africa. Among his career highlights, he is credited with the discovery and evaluation of the Xstrata Group’s high-grade Rhovan vanadium deposit in South Africa, the re-evaluation of the Burnstone gold deposit, also in South Africa, and a number of Tanzanian gold deposits. At present, Mr. Esterhuizen is Managing Director of Pangea Exploration (Pty) Limited in Johannesburg and a director of Tanzanian Royalty Exploration Corporation. His background also includes work with African precious metals producer Gold Fields Ltd. Mr. Esterhuizen is a fellow of the Geological Society of South Africa and the first recipient of the Des Pretorius Memorial Award for outstanding work in economic geology in Africa. He also received the Dreyer Award from the Society for Mining Metallurgy and Exploration Inc. (USA) for outstanding achievements in applied economic geology, one the world’s most prestigious awards for exploration.

Simon Lawrence, B.Eng (Mining Engineering) ACSM, MBA (International Finance), is a seasoned professional in the resources sector. Earlier in his career, Mr. Lawrence worked in mining production on the underground platinum and gold mines of South Africa. Following this Mr. Lawrence worked for HSBC James Capel and ABN AMRO Bank in London, England, where he was involved in financing and developing mining exploration companies in numerous countries throughout the world. More recently, Mr. Lawrence was VP Corporate Development of Gabriel Resources Ltd, where he was a key team member in the discovery, development and financing of the multi-million ounce Rosia Montana gold project in Romania, Eastern Europe. Mr. Lawrence was also a founder and director of Canadian-listed African Gold Group and European Goldfields Limited.

David Subotic is a former Vice President of Haywood Securities, a broker-dealer firm specializing in the resource sector. He has also worked as an investment consultant, most recently as Vice President of Octagon Capital Corporation, a Canadian firm that provides services to institutional investors, issuers, and retail investors. He is currently CEO of Asian Coast Development Ltd., an international resort developer.

Marek Kreczmer was appointed the Company’s President and Chief Executive Officer on October 15, 2006 and to its board of directors on October 14, 2005. He is a member of the Association of Professional Engineers of Saskatchewan and the Prospectors and Developers Association of Canada (PDAC). Mr. Kreczmer has advised the Company that he will be resigning as President and Chief Executive Officer effective July 30, 2008 but he will be continuing to advise the Company as a member of its newly formed advisory board. On June 16, 2008 Mr. John Lynch was appointed the Company’s CEO and President. On such date Mr. Kreczmer resigned from the board of directors.

B.    Compensation.

The following table sets forth all annual and long-term compensation for services rendered in all capacities to the Company for the fiscal years ended December 31, 2007, 2006 and 2005 in respect of the individuals who served as the Chief Executive Officer and the Chief Financial Officer of the Company (collectively, the ‘‘Named Executives’’). The Company had no other executive officers whose total salaries, bonuses and other compensation during the fiscal year ended December 31, 2007 exceeded $150,000.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Other Annual Compensation (5) ($)	Securities Under Option/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Marek J. Kreczmer, President and Chief Executive Officer(1)	Dec 31/07	Nil	Nil	$202,719	Nil(6)	Nil	Nil	Nil
	Dec. 31/06	Nil	$12,500	$120,833	250,000	Nil	Nil	$12,750(2)
	Dec. 31/05	Nil	Nil	$120,000	100,000	Nil	Nil	Nil
William Thomas, Chief Financial Officer(3)	Dec 31/07	Nil	Nil	$49,675	250,000	Nil	Nil	Nil
	Dec. 31/06	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Dec. 31/05	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Erik Martin, former Chief Financial Officer(4)	Dec 31/07	Nil	Nil	$88,750	Nil	Nil	Nil	Nil
	Dec. 31/06	Nil	Nil	$57,500	250,000	Nil	Nil	Nil
	Dec. 31/05	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Mr. Kreczmer was first appointed President of the Company effective October 14, 2005, and was subsequently appointed as Chief Executive Officer of the Company effective October 15, 2006. On June 2, 2008 he announced that he was resigning as President and Chief Executive Officer effective July 30, 2008.
(2)	This amount consists of retroactive director fees paid for past services provided.
(3)	Mr. Thomas was appointed Controller of the Company effective July 16, 2007, and was subsequently appointed as Chief Financial Officer of the Company effective September 1, 2007. He will be resigning his position effective July 30, 2008.

(4)	Mr. Martin was appointed as Chief Financial Officer on September 1, 2006, and resigned as Chief Financial Officer of the Company effective July 31, 2007.
(5)	These amounts represent consulting fees.
(6)	Mr. Kreczmer was Chief Executive Officer and a member of the Board of Directors of Niger Uranium during 2007. He was awarded stock options from Niger Uranium to purchase 1,037,400 shares at a price of £0.50 per share .

Mr. John Lynch was appointed President and Chief Executive Officer on June 16, 2008. It is anticipated that he will receive an annual salary of $200,000 although his compensation arrangement has not yet been finalized.

Compensation of Directors

The directors of the Company each receive an annual fee of $10,000 as compensation for their services as directors, as well as an additional fee of $1,000 for each meeting attended. New directors of the Company are also entitled to receive an aggregate of 200,000 stock options pursuant to the stock option plan of the Company (the ‘‘Option Plan’’).

Directors who are not officers of the Company are also entitled to receive compensation to the extent that they provide services to the Company at rates that would be charged for such services by arm’s length parties. During the year ended December 31, 2007, no such compensation was paid to directors who are not officers of the Company.

Directors are also eligible to participate in the Option Plan on an on-going basis. As of May 9, 2008, an aggregate of 3,760,000 stock options had been granted under the Option Plan, of which an aggregate of 2,830,000 stock options had been granted to directors.

During the ended December 31, 2007, the Board also formed a special committee to consider a proposal to effect a business combination with Nu-Mex Uranium Corp. The members of this special committee were Messrs. John Lynch (chairman), Simon Lawrence and Anton Esterhuizen. Mr. Lynch received an additional fee of $15,900 for his service as chairman of this special committee, and each of Messrs. Lawrence and Esterhuizen received additional fees of $12,000 each for their service on such committee.

Option Grants

The following table provides details on stock options granted to the Named Executives during fiscal 2007:

Name	Securities Under Options Granted (#)(1)	% of Total Options Granted in Financial Year(2)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
William Thomas	250,000	18.2%	$0.91	$0.91	October 30, 2008*

Notes:
(1)	Upon exercise in accordance with the terms thereof, each of these options entitles the holder thereof to acquire one Share.
(2)	An aggregate of 1,375,000 options were granted by the Company to employees, directors and officers during fiscal 2007.
*	Mr. Thomas has resigned as Chief Financial Officer effective July 30, 2008 and his options terminate 90 days later.

Termination Agreements for Executive Officers and Directors

On October 14, 2006 the Company entered into a consulting agreement with Mr. Marek Kreczmer, formerly its president and chief executive officer, pursuant to which Mr. Kreczmer is paid a monthly management fee of $16,666.66. The agreement provides that Mr. Kreczmer would be entitled to a severance payment equal to two years salary in the event his consulting agreement was terminated in connection with any acquisition of the Company’s Shares resulting in a change of control of the Company, provided the Company has a project which has achieved commercial feasibility at that time. In the event none of the Company’s projects had achieved commercial feasibility by such time, Mr. Kreczmer would receive one year’s salary. In June 2008 Mr. Kreczmer advised the Company that he would be resigning his positions as President and Chief Executive Officer effective July 30, 2008. On June 16, 2008 Mr. John Lynch was appointed the Company’s Chief Executive Officer and President.

On September 1, 2006, the Company entered into an agreement with Bractea Enterprises Ltd. (‘‘Bractea’’), a company controlled by Erik Martin, the former Chief Financial Officer of the Company. Pursuant to this agreement, Bractea was entitled to receive a monthly management fee of $12,500 for services performed by Mr. Martin. This agreement was terminated effective July 31, 2007.

On July 16, 2007, the Company entered into a consulting contract with William Thomas, initially as Controller and effective September 1, 2007 as the Chief Financial Officer of the Company, pursuant to which, Mr. Thomas is paid a per diem of $500 per day. This agreement may be terminated upon the provision of 60 days written notice by either the Company or Mr. Thomas. In the event of a change of control of the Company, in accordance with the terms of the consulting agreement, Mr. Thomas is entitled to receive a lump sum payment of $260,000 in the event that the Company has a property interest in connection with which a bankable feasibility study has been generated, or in the alternative a lump sum payment of $130,000. Mr. Thomas has advised the Company that he will be resigning as Chief Financial Officer effective July 30, 2008.

Stock Option Plan

The shareholders of the Company approved the Option Plan on June 26, 2007. The number of Common Shares reserved for issuance under the Option Plan may not exceed 10% of the total number of Common Shares issued and outstanding from time to time. As of May 9, 2008, an aggregate of 106,131,342 Common Shares are issued and outstanding. An aggregate of 3,760,000 options have been granted by the Company under the Option Plan to date and none of these options have been exercised leaving 6,853,134 options available for future grant under the Option Plan (based upon 10% of the aggregate number of issued and outstanding Common Shares as at May 9, 2008).

The purpose of the Option Plan is to attract, retain and motivate persons as key service providers to the Company and to advance the interests of the Company by providing such persons with the opportunity, through share options, to acquire a proprietary interest in the Company and benefit from its growth. The options are non-assignable and may be granted for a term not exceeding five years.

Options may be granted under the Option Plan only to directors, officers, employees and other service providers subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the Common Shares may be listed or may trade from time to time. The number of Common Shares reserved for issue to any one person pursuant to the Option Plan within any one year period may not exceed 5% of the issued and outstanding Common Shares. The maximum number of Common Shares which may be reserved for issuance to insiders under the Option Plan, any other employer stock option plans or options for services is 10% of the aggregate number of issued and outstanding Common Shares at the date of grant (on a non-diluted basis). The maximum number of Common Shares which may be issued to insiders under the Option Plan, together with any previously established or proposed share compensation arrangements, within any one year period, is 10% of the aggregate number of issued and outstanding Common Shares. The maximum number of Common Shares which may be issued to any insider and his or her associates under the Option Plan, together with any previously established or proposed share compensation arrangements, within any one year period, is 5% of the aggregate number of issued and outstanding Common Shares at the date of grant (on a non-diluted basis). The maximum number of Common Shares which may be granted to any consultant under the Option Plan, any other employer stock option plans or options for services, within any one year period, is 2% of the aggregate number of issued and outstanding Common Shares at the date of grant (on a non-diluted basis). The maximum number of Common Shares which may be granted to any ‘‘investor relations person’’ under the Option Plan, any other employer stock option plans or options for services, within any one year period, is 2% of the aggregate number of issued and outstanding Common Shares at the date of grant (on a non-diluted basis).

The exercise price of options issued may not be less than the market value of the Common Shares at the time the option is granted, subject to any discounts permitted by applicable legislative and regulatory requirements.

Set forth below is a summary of the 3,760,000 outstanding options under the Option Plan to purchase Shares at June 30, 2008:

Holder	Number of Common Shares Under Option	Date of Grant	Expiry Date	Exercise Price
All executive officers and past executive officers of the Company, as a group	1,780,000	October 14, 2005	October 14, 2010	$0.75
	250,000	May 25, 2006	May 25, 2011	$0.68

All 3 directors and past directors (who are not also executive officers) of the Company, as a group	400,000 100,000 100,000 200,000	May 25, 2006 June 4, 2007 August 28, 2007 July 4, 2007	May 25, 2011 June 4, 2012 August 28, 2012 July 4, 2012	$0.68 $0.71 $0.71 $1.03
Chief Financial Officer	250,000	July 16, 2007	October 30, 2008	$0.91
All other employees and past Employees of the Company as a group	50,000	March 11, 2008	March 11, 2012	$0.30

All consultants of the Company as a group	80,000	August 2, 2005	August 2, 2008	$0.47
	250,000	January 1, 2007	January 1, 2012	$0.84
	200,000	April 7, 2007	April 7, 2012	$0.81
	100,000	June 4, 2007	June 4, 2012	$0.72

Options/SARs Granted during Fiscal Year Ended December 31, 2007

During the year ended December 31, 2007, 250,000 stock options were granted to the Named Executive Officers. The following table sets out the options granted to the Named executive Officers during the year ended December 31, 2007.

Name	Securities Under Options Granted (#)	% of Total Options granted to Employees in the Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
William Thomas	250,000	18.2%	$0.91	$0.91	October 30, 2008*

*	Mr. Thomas has resigned as Chief Financial Officer effective July 30, 2008 and his options terminate 90 days later.

Upon exercise in accordance with the terms thereof, each of these options entitles the holder thereof to acquire one Share.

Option Exercises in 2007

The following table sets forth details with respect to the number of stock options exercised by each of the Named Executive Officers during the fiscal year ended December 31, 2007, and the financial year-end value of unexercised options held by the Named Executives, on an aggregated basis.

Name	Securities Acquired on Exercise #	Aggregate Value Realized $	Unexercised Options/SARs at December 31, 2007 (#)		Value of Unexercised in-the-Money Options/SARs at December 31, 2007 ($)(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Marek Kreczmer	120,000	$90,000	2,030,000	Nil	Nil	Nil
William Thomas	Nil	Nil	Nil	250,000	Nil	Nil
Erik Martin	62,500	$27,500	Nil	Nil	Nil	Nil

Notes
The value of ‘‘in-the-money’’ options was calculated using the last traded price of the Common Shares on the TSX Venture Exchange on December 31, 2007 of $0.56 less the exercise price of ‘‘in-the-money’’ options. ‘‘In-the-money’’ options are options that can be exercised at a profit (i.e., the market value of the Common Shares is higher than the price at which they can be purchased from the Company).

No amount has been set aside or accrued by the Company and its subsidiaries during the last fiscal year of the Company to provide pension, retirement or similar benefits for directors and officers of the Company pursuant to any existing plan provided or contributed to by the Company and its subsidiaries, or otherwise.

At July 1, 2008 the Company had no warrants outstanding.

C.    Board Practices.

The directors of the Company at July 1, 2008 were as follows:

Name	Position	date appointed director
John P. Lynch	President, CEO and Director	May 26, 2007
Simon J. Lawrence	Director	May 25, 2006
Anton Esterhuizen	Director	May 25, 2006
David Subotic	Director	July 5, 2007

Composition of the Audit Committee

The Company’s audit committee is comprised of the entire board of directors. Each of the directors are considered to be ‘‘independent’’ other than Mr. John Lynch, the Company’s president and chief executive officer.

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

Compensation Committee

The full Board of Directors performs the functions of a compensation committee. The Board believes that this is a practical approach at this stage of the Company’s development and given the small size of the Board and the fact that it is comprised of a majority of independent directors.

The Board as a whole reviews on an annual basis the adequacy and form of compensation of directors to ensure that the compensation of the Board reflects the responsibilities, time commitments,

and risks involved in being a responsible director. The directors of the Company receive annual fees for their service as directors, as well as additional fees for each meeting attended. All directors are also eligible to participate in the Option Plan. See ‘‘Item 6. Directors, Senior Management and Employees. Compensation of Directors’’.

In addition, the Board as a whole reviews the compensation paid to the President and Chief Executive Officer, and any other key executive officers of the Company. In reviewing such compensation, the Board evaluates the achievements of the executive officer against corporate goals and objectives, as well as overall corporate performance.

Other Board Committees

The Board currently has no standing committees other than the audit committee.

D.    Employees.

The Company has two persons acting in a management capacity: John Lynch, its Chief Executive Officer and President, and William Thomas, its Chief Financial Officer. Mr. Thomas has announced that he will be resigning his position effective July 30, 2008.

E.    Share Ownership.

The following table sets forth the shareholdings of the Company’s directors and senior management at July 1, 2008.

Name	Position	Number of Shares Owned	Percentage of Outstanding Shares*
John P. Lynch	President, CEO, Director	1,108,008	1.04%
Anton Esterhuizen	Director	0	0
Simon Lawrence	Director	0	0
Joseph D. Horne	Director	0	0
David Subotic	Director	0	0
William Thomas	Chief Financial Officer	30,000	0.03%
Officers & Directors, as a group		1,138,008	1.07%

*	At July 1, 2008 the Company had 106,131,342 Shares outstanding.
**	These amounts do not reflect the Shares the Company’s officers and directors can each acquire pursuant to the exercise of options, as set forth in the following table.

The following table sets forth share options held by the Company’s directors and senior management at July 1, 2008:

Name	Number of Shares	Exercise Price	Grant Date	Expiration Date
Marek Kreczmer*	1,780,000	0.75	Oct. 14, 2005	Oct. 14, 2010
	250,000	0.68	May 25, 2006	May 25, 2011
Anton Esterhuizen	200,000	0.68	May 25, 2006	May 25, 2011
Simon Lawrence	200,000	0.68	May 25, 2006	May 25, 2011
John P. Lynch	100,000	0.72	June 4, 2007	June 4, 2012
	100,000	0.71	August 28, 2007	August 28, 2012
William Thomas**	250,000	0.91	July 16, 2007	October 30, 2008

*	Mr. Kreczmer resigned from the Board of Directors on June 16, 2008. On that date he was succeeded as President and Chief Executive Officer by John Lynch.
**	Mr. Thomas resigned as Chief Financial Officer effective July 30, 2008. His options expire 90 days later (October 30, 2008).

Item 7.    Major Shareholders and Related Party Transactions.

A.    Major Shareholders.

At May 2, 2008, the Company had 106,131,342 Shares outstanding. At such date Endeavour Mining Capital was the only shareholder known to the Company to own more than 5% of the Company’s outstanding Shares. At such date Endeavor Mining Capital was the beneficial owner of 5,956,500 Shares, which represented 5.61% of the Company’s outstanding Shares.

At May 2, 2008, the Company had 5,053 U.S. shareholders of record, holding 39,160,601 Shares, which represented 36.9% of the Company’s outstanding Shares. At such date, there were no arrangements, the operation of which could result in a change of control. All shareholders have the same voting rights with respect to the Shares.

B.    Related Party Transactions.

During the year ended December 31, 2007 the Company incurred $368,767 for consulting and directors’ fees rendered by its officers and directors. Of this amount, $10,290 of the directors’ fees were charged to Niger Uranium, $55,649 of the consulting fees were allocated to deferred exploration expenditures, and $322,828 was expensed in the Company’s Statement of Operations. At December 31, 2007, included in the Company’s accounts payable and accrued liabilities was $10,769 owed to the Company’s officers and directors.

During the year ended December 31, 2007 $576,133 was charged to Niger Uranium for expenditures incurred and management fees paid in relation to the In Gall and Irhazer properties. At December 31, 2007 $576,133 was still owed the Company by Niger Uranium. At June 30, 2008 the Company owned approximately 30.5% of Niger Uranium’s 104,664,306 outstanding shares. In August 22, 2007 Mr. Marek Kreczmer, the Company’s President and Chief Executive Officer at the time, was appointed Niger Uranium’s Managing Director and Chief Executive Officer and to its Board of Directors. On January 5, 2008 Mr. Kreczmer resigned as Niger Uranium’s Chief Executive Officer, and on June 6, 2008 he resigned from the board of directors. Mr. Wayne Beach, a former director of the Company, and Mr. John Lynch, a director of the Company at the time and recently appointed Chief Executive Officer of the Company, were appointed non-executive directors of Niger Uranium.

At December 31, 2007 the Company included in its amount receivables and prepaid expensed $32,239 to a corporation with directors and officers in common with the Company for certain expenditures paid by the Company on behalf of this corporation.

Other than as described above, no executive officer, director, or person owning at least 5% of the Company’s outstanding Shares, or affiliate thereof, has or has had any material interest, directly or indirectly, in any transaction involving the Company since January 1, 2007, or in any proposed transaction involving the Company.

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

B.    Significant Changes.

There have been no significant changes since the Company’s unaudited financial statements at March 31, 2008.

Item 9.    The Offer and Listing.

A.    Offer and Listing Details.

The Company’s Shares commenced trading (i) on the TSX Venture Exchange in Canada on March 19, 2004 under the symbol ‘‘NWT,’’ (ii) on the Berlin Stock Exchange on March 30, 2004 (‘‘NMV’’), (iii) the Frankfurt Stock Exchange on April 5, 2004 (‘‘NMV’’), and (iv) on the NASD OTC Bulletin Board on August 25, 2004 (‘‘NWTMF’’).

Following is information on the trading history of the Company’s Shares:

The low and high market prices for the Shares, on a quarterly basis, for the past two years, on the TSX Venture Exchange are as follows:

TSX Venture Exchange

Month and Year	LOW	High
January – March 2006	0.63	1.35
April – June 2006	0.40	1.20
July – September 2006	0.27	0.66
October – December 2006	0.30	0.85
January – March 2007	0.56	0.89
April – June 2007	0.67	1.33
July – September 2007	0.51	1.15
October 2007 – December 2007	0.44	0.75

The low and high market prices for the Shares on the TSX Venture Exchange for the period January 1, 2008 to June 30, 2008 are as follows:

TSX Venture Exchange

DATE	Low	High
January 2008	0.41	0.62
February 2008	0.30	0.44
March 2008	0.28	0.39
April 2008	0.26	0.32
May 2008	.26	0.32
June 2008	0.19	0.28

The closing price of the Shares on the TSX Venture Exchange on June 30, 2008 was $0.20.

The low and high market prices for the Shares, on a quarterly basis, for the past two years, on the Berlin Stock Exchanges and Frankfurt Stock Exchanges are as follows:

BERLIN STOCK EXCHANGE (Euros)

Month and Year	LOW	High
January – March 2006	0.41	0.90
April – June 2006	0.27	0.88
July – September 2006	0.17	0.43
October – December 2006	0.20	0.53
January – March 2007	0.37	0.52
April – June 2007	0.43	0.90
July – September 2007	0.40	0.75
October – December 2007	0.30	0.47

Berlin Stock Exchange (Euros)

Month and Year	LOW	High
January 2008	0.265	0.41
February 2008	0.218	0.29
March 2008	0.175	0.24
April 2008	0.172	0.183
May 2008	0.152	0.187
June 2008	0.10	0.181

FRANKFURT STOCK EXCHANGE (Euros)

Month and Year	LOW	High
January – March 2006	0.43	0.94
April – June 2006	0.29	0.88
July – September 2006	0.193	0.46
October – December 2006	0.207	0.53
January – March 2007	0.37	0.54
April – June 2007	0.46	0.861
July – September 2007	0.41	0.751
October – December 2007	0.37	0.50

FRANKFURT STOCK EXCHANGE (Euros)

Month and Year	LOW	High
January 2008	0.28	0.435
February 2008	0.21	0.318
March 2008	0.182	0.259
April 2008	0.177	0.209
May 2008	0.165	0.208
June 2008	0.12	0.183

At June 30, 2008, one Euro, as quoted by Reuters and other sources at 4 P.M. Eastern Time for New York foreign exchange selling rates (for bank transactions of at least $1,000,000), equaled $1.5744 in U.S. dollars. (Source: The Wall Street Journal)

The low and high market prices for the Shares, on a quarterly basis, for the past two years, on the OTC Bulletin Board are as follows:

otc bulletin Board (US$)

Month and Year	LOW	High
January – March 2006	0.55	1.20
April – June 2006	0.35	1.03
July – September 2006	0.23	0.62
October – December 2006	0.25	0.73
January – March 2007	0.465	0.725
April – June 2007	0.65	1.23
July – September 2007	0.48	1.08
October – December 2007	0.438	0.90

otc bulletin Board (US$)

Month and Year	LOW	High
January 2008	0.40	0.63
February 2008	0.30	0.45
March 2008	0.28	0.46
April 2008	0.25	0.33
May 2008	0.25	0.38
June 2008	0.10	0.30

The closing prices of the Shares on the Berlin Stock Exchange and Frankfurt Stock Exchange on June 30, 2008 were 0.106 Euros and $0.136 Euros, respectively. The closing price of the Shares on the OTC Bulletin Board on June 30, 2008 was US$0.19.

B.    Plan of Distribution.

Not applicable.

C.    Markets.

(see A. above)

D.    Selling Shareholders.

Not applicable.

E.    Dilution.

Not applicable.

F.    Expenses of the Issue.

Not applicable.

Item 10.    Additional Information.

A.    Share Capital.

Not Applicable.

B.    Certificate and Articles of Incorporation.

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

A.    General.

The Company was incorporated in the Province of Ontario on September 26, 2003. Its Ontario Corporation Number is 1589236.

The Company’s corporate objectives and purpose are unrestricted.

B.    Directors.

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

C.    Annual and Special Meetings.

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

There are no by-law provisions governing the ownership threshold above which shareholder ownership must be disclosed.

D.    Material Contracts.

1.	Consulting Agreement with Primoris Group Inc. (‘‘Primoris Group’’), dated March 29, 2007. Under the terms of this agreement, Primoris Group was to provide investor relations services to the Company for one year. Primoris Group is receiving $8,500 per month and has been granted stock options to acquire 200,000 Shares at an exercise price of $0.81 per Share, with an expiration date of April 17, 2012.

2.	Option Agreement dated December 22, 2006 with Yamana Gold Inc. with Yamana, concerning the Picachos Project. Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment.’’ for a description of the agreement.

3.	Option Agreement dated January 24, 2007 with Azimut Exploration Inc. regarding the Daniel Lake Property, Quebec, Canada. Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment.’’ for a description of the agreement.

4.	Agreement between Northwestern Mineral Ventures Inc. and UraMin Inc., dated as of July 17, 2007, relating to the Company mining interests in the Republic of Niger. Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment.’’ for a description of the agreement.

5.	Letter of Intent dated March 2, 2006 between Northwestern Mineral Ventures Inc. and Azimut Exploration Inc. Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment.’’ for a description of the Letter of Intent.

6.	Consulting Agreement dated July 16, 2007 between Northwestern Mineral Ventures Inc. and William Thomas. Reference is made to ‘‘Item 6. Directors, Senior Management and Employees.’’ for a description of the material terms of this agreement.

7.	Consulting Agreement dated October 14, 2006 between Northwestern Mineral Ventures Inc. and Marek Kreczmer. Reference is made to ‘‘Item 6. Directors, Senior Management and Employees.’’ for a description of the material terms of this agreement.

8.	Termination Agreement dated July 5, 2008 between NWT Uranium Corp. and Azimut Exploration Inc. Reference is made to ‘‘Item 4. Information on the Company. D. Property, Plants and Equipment.’’ for a description of this agreement.

The above descriptions of the Company’s agreements are summaries only. The full agreements are set forth at ‘‘Item 19. Exhibits.’’

E.    Exchange Controls.

There are no laws, governmental decrees or regulations in Canada that restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our shares, other than withholding tax requirements. Reference is made to Item 10E. Taxation.

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

Management of the Company believes that it is not currently a ‘‘non-Canadian’’ for purposes of the Investment Canada Act. If the Company were to become a ‘‘non-Canadian’’ in the future, acquisitions of control of Canadian businesses by the Company would become subject to the Investment Canada Act. Generally, the direct acquisition by a ‘‘non-Canadian’’ of an existing Canadian business with gross assets of $5,000,000 or more is reviewable under the Investment Canada Act, with thresholds of $223 million and $237 million for transactions closing in 2003 and 2004, respectively, for ‘‘WTO investors’’ as defined under the Investment Canada Act. If the Company were to become a ‘‘non-Canadian’’ in the future, Management believes the Company would likely become a ‘‘non-Canadian’’ which is a ‘‘WTO investor.’’ Generally, indirect acquisitions of existing Canadian businesses (with gross assets over certain threshold levels) are reviewable under the Investment Canada Act, except in situations involving ‘‘WTO investors’’ where indirect acquisitions are generally not reviewable. In transactions involving Canadian businesses engaged in the production of uranium, providing financial services, providing transportation services or which are cultural businesses, the benefit of the higher ‘‘WTO investor’’ thresholds do not apply.

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

Any proposed take-over of the Company by a ‘‘non-Canadian’’ would likely be subject only to the simple ‘‘notification’’ requirements of the Investment Canada Act as in all likelihood that non-Canadian would be a ‘‘WTO investor’’ for purposes of the Investment Canada Act. Generally, a ‘‘WTO investor’’ is an individual, other than a Canadian, who is a national of a country that is a member of the World Trade Organization. In the case of a person that is not an individual, a WTO investor is a person that generally, is ultimately controlled by individuals, other than Canadians, who are nationals of a WTO member. Currently there are 134 countries that are members of the WTO, including virtually all countries of the Western world. The Company would have to have an asset base of at least before the ‘‘reviewable’’ transaction provisions of the Investment Canada Act became relevant for consideration by a third party non-Canadian acquirer, which is not a WTO investor.

F.    Taxation.

Certain Canadian Federal Income Tax Consequences — General

The following is a brief summary of the principal Canadian federal income tax consequences generally applicable to a person who holds common shares of the Company and who, at all relevant times for the purposes of the Income Tax Act (Canada) (the ‘‘Canadian Tax Act’’) and the Canada – United States Tax Convention, 1980, as amended (the ‘‘US Treaty’’),

•	is or is deemed to be a resident solely of the United States,

•	holds the common shares as capital property and as beneficial owner,

•	does not and is not deemed to use or hold the common shares in or in the course of a business carried on in Canada, and

•	does not carry on an insurance business in Canada and elsewhere,

(a ‘‘US Holder’’)

This summary is based on the facts set forth in this Form 20-F, the current provisions of the US Treaty, the Canadian Tax Act and regulations thereunder, and our understanding of the current published administrative and assessing policies and practices of the Canada Revenue Agency (the ‘‘CRA’’), and takes into account all specific proposals to amend the Canadian Tax Act (the ‘‘Proposed Amendments’’) publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. It is assumed that all such amendments will be enacted as currently proposed, and that there will be no other change to any relevant law or administrative or assessing policy or practice, although no assurances can be given in this respect. Except as otherwise expressly set out herein, this summary also does not take into account any provincial, territorial or non-Canadian income tax law, the implications of which may differ from the Canadian federal income tax considerations.

On September 21, 2007, the Minister of Finance (Canada) and the United States Secretary of the Treasury signed the fifth protocol to the US Treaty (the ‘‘Protocol’’) which includes amendments to many of the provision of the US Treaty, including significant amendments to the limitation on benefits provision. The Protocol will enter into force once it is ratified by both the Canadian and United States governments (or on January 1, 2008, if it is ratified in 2007) and will have effect in respect of withholding taxes, after the first day of the second month that begins after the date on which the Protocol enters into force. US Holders are urged to consult their own tax advisors to determine the impact of the Protocol and their entitlement to relief under the US Treaty based on their particular circumstances.

The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Company’s shares and no opinion or representation with respect to the Canadian federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of the Company’s shares should consult with their own tax advisors about the federal, provincial, local and non-Canadian tax consequences of purchasing, owning and disposing of the Company’s shares.

Dividends

Dividends paid or credited or deemed to be paid or credited to a US Holder by the Company will be subject to Canadian withholding tax at the rate of 15% of the gross amount of the dividend (or 5% in the case of a US Holder that is a corporation beneficially owning at least 10% of the Company’s ‘‘voting stock’’ within the meaning of the US Treaty). Dividends may be exempt from withholding tax in the case of some US Holders such as qualifying tax exempt entities.

Disposition of Common Shares

A US Holder who realizes a capital gain on the actual or deemed disposition of a common share will not be subject to Canadian federal income tax under the Canadian Tax Act in respect of the capital gain unless such common share constitutes ‘‘taxable Canadian property’’ to the US Holder for purposes of the Canadian Tax Act and the US Holder is not exempt from Canadian federal income tax on such gain pursuant to the terms of the US Treaty.

Generally, a common share owned by US Holder will not be taxable Canadian property of the US Holder at a particular time provided that, at that time,

•	the common shares of the Company are listed on the TSX,

•	neither the US Holder nor persons with whom the US Holder does not deal at arm’s length alone or in any combination has owned 25% or more of the shares of any class or series of shares in the capital of the Company at any time in the previous five years, and

•	the common share was not acquired in a transaction, a result of which it was deemed to be taxable Canadian property of the US Holder.

A US Holder that realizes a capital gain on the disposition of common shares that do qualify as taxable Canadian property will, nevertheless, generally be exempt from Canadian federal income tax thereon by virtue of the US Treaty unless:

•	more than 50% of the value of the common shares is derived from real property (within the meaning of the US Treaty) that is located in Canada,

•	the US Holder (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition and for a total of 20 months during any period of 20 consecutive years preceding the disposition, and (ii) owned the common share when the US Holder ceased to be a resident of Canada.

A US Holder who is subject to Canadian federal income tax in respect of a disposition of a common share will realize a capital gain (or capital loss) equal to the amount by which the US Holder’s proceeds of disposition, less reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the common share to the US Holder. In these circumstances, a US Holder who realizes a capital gain or capital loss in a taxation year will be required to include one half of the capital gain (the taxable capital gain) in income for Canadian federal income tax purposes, and may deduct one half of the capital loss (the allowable capital loss) against taxable capital gains incurred in respect of dispositions of taxable Canadian property, subject to and accordance with the provisions of the Canadian Tax Act and the US Treaty.

United States Taxation

The following summary is a general discussion of the material United States Federal income tax considerations to US holders of our Shares under current law. It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our shares is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-US holders.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), Treasury Regulations, published Internal Revenue Service (‘‘IRS’’) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our shares and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of our shares should consult their own tax advisors about the Federal, state, local, estate and foreign tax consequences of purchasing, owning and disposing of our shares.

US Holders

As used herein, a ‘‘US Holder’’ includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for US tax purposes and any other person or entity whose ownership of our shares is effectively connected with the conduct of a trade or business in the United States. A US Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our shares is not effectively connected with conduct or trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on our Shares

US Holders receiving dividend distributions (including constructive dividends) with respect to our shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits as defined under US Federal tax law, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the US Holder’s United States Federal taxable income by those who itemize deductions. (See more detailed discussion at ‘‘Foreign Tax Credit’’ below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the US Holder’s adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares. Preferential tax rates for net capital gains are applicable to a US Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder that is a corporation.

With effect from January 1, 2003, the United States reduced the maximum tax rate on certain qualifying dividend distributions to 15% (5% for certain US Holders). In order for dividends paid by foreign corporations to qualify for the reduced rates, (1) the foreign corporation must meet certain requirements, including that it not be classified as a foreign investment company or a passive foreign investment company for United States federal income tax purposes in either the taxable year of the distribution or the preceding taxable year, and (2) the US Holder must meet the required holding period. In order to meet the required holding period, the US Holder must hold our Common Shares for at least 60 days during the 120-day period beginning 60 days before the ex-dividend date.

Dividends paid on our shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A US Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a ‘‘foreign personal holding company’’ or a ‘‘passive foreign investment company’’, as defined below) if such US Holder owns shares representing at least 10% of our voting power and value. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

In the case of foreign currency received as a dividend that is not converted by the recipient into US dollars on the date of receipt, a US Holder will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for US dollars, will be ordinary income or loss. However, for tax years after 1997, an individual whose realized foreign exchange gain does not exceed US $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip or as an expense for the production of income).

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our shares may be entitled, at-the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s United States Federal income tax liability that the US Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as ‘‘passive income’’, ‘‘high withholding tax interest’’, ‘‘financial services income’’, ‘‘shipping income’’, and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of our shares should consult their own tax advisors regarding their individual circumstances.

Disposition of our Shares

A US Holder will recognize a gain or loss upon the sale of our shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in our shares. This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the US Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the US Holder. Preferential tax rates for long-term gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. Corporate capital losses (other than losses of corporations electing under Subchapter S or the Code) are deductible to the extent of capital gains. Non-corporate taxpayers may deduct net capital losses, whether short-term or long-term, up to US $3,000 a year (US $1,500 in the case of a married individual filing separately). For US Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of our shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% (50% in subsequent years) or more of our gross income for such year was derived from certain passive sources, we would be treated as a ‘‘foreign personal holding company’’. In that event, US Holders that hold our shares (on the earlier of the last day of our tax year or the last date on which we were a foreign personal holding company) would be required to include in gross income for such year their allowable portions of such passive income to the extent we do not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701 (a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we might be treated as a ‘‘foreign investment company’’ as defined in Section 1246 of the Code, causing all or part of any gain realized by a US Holder selling or exchanging our shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

As a foreign corporation with US Holders, we could potentially be treated as a passive foreign investment company (‘‘PFIC’’), as defined in Section 1296 of the Code, if 75% or more of our gross income in a taxable year is passive income, or the average percentage of our assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%. Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income. US Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the shares of the PFIC are owned, in addition to treatment of any gain realized on the disposition of shares of the PFIC as ordinary income rather than as a capital gain. However, if the US Holder makes a timely election to treat a PFIC as a qualified electing fund (‘‘QEF’’) with respect to such shareholder’s interest therein, the above-described rules generally will not apply. Instead, the electing US Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed. A US Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions. Special rules apply to US Holders who own their interests in a PFIC through intermediate entities or persons.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing US Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases, the basis of our shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized. A US Holder who has made a timely QEF election (as discussed below) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. The specific tax effect to the US Holder and the transferee may vary based on the manner in which our shares are transferred. Each US Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Shareholder Election

These adverse tax consequences may be avoided, if the US Holder has elected to treat the PFIC as a qualified electing fund (a ‘‘QEF’’) with respect to that US Holder effective for each of the PFIC’s taxable years beginning on or after January 1, 1987, which include any portion of the US Holder’s holding period.

The procedure a US Holder must comply with in making an effective QEF election will depend on whether the year of election is the first year in the US Holder’s holding period in which we are a PFIC. If the US Holder makes a QEF election in such first year (i.e. a timely QEF election), then the US Holder may make the QEF election by simply filing the appropriate documents at the time the US Holder files his tax return for such first year. If, however, we qualified as a PFIC in a prior year, then in addition to filing documents, the US Holder must generally recognize gain as if it had sold the QEF stock on the first day of the taxable year in which the QEF election is made, if (i) the US Holder holds stock in the PFIC on that day, and (ii) the US Holder can establish the fair market value of the PFIC stock on that day. The US Holder will treat that deemed sale transaction as a disposition of PFIC stock and will, thereafter, be subject to the rules described below applicable to US shareholders of a QEF.

In general, US shareholders of a QEF are taxable currently on their pro rata share of the QEF’s ordinary income and net capital gain regardless of whether such income or gain was actually distributed. A US Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions.

Mark to Market Election

Effective for tax years of US Holders beginning after December 31, 1997, US Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a ‘‘mark-to-market election’’). If such an election is made, such US Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made. A US Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of our shares as of the close of such tax year over such US Holder’s adjusted basis in such shares. In addition, the US Holder is allowed a deduction for the lesser of (i) the excess, if any, of such US Holder’s adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for our shares included by such US Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a US Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) our shares and we are a PFIC (‘‘Non-Electing US Holder’’), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A US Holder’s adjusted tax basis in our shares will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election. A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The PFIC and QEF election rules are complex. US Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of our stock is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of our stock (‘‘United States shareholder’’), we could be treated as a ‘‘controlled foreign corporation’’ under Subpart F of the Code. This classification would cause many complex results including the required inclusion by such United States shareholders in income of their pro rata share of our ‘‘Subpart F income’’ (as specially defined by the Code). If we are both a PFIC and controlled foreign corporation, we will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation. This rule generally will be effective for our taxable years ending with or within such taxable years of United States shareholders. In addition, under Section 1248 of the Code, a gain from the sale or exchange of shares by a US Holder who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the US Holders of our shares, a more detailed review of these rules is outside of the scope of this discussion.

G.    Statements by Experts.

Not applicable.

H.    Documents on Display.

Copies of the documents referred to in this annual report may be inspected during normal business hours, at 1001-543 Granville Street, Vancouver, BC V6C 1X8 Canada.

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

Pursuant to the requirements of the Sarbanes-Oxley Act of 2002, as amended, and Canada Multilateral Instrument 52-109, an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures and internal control over financial reporting was conducted as of December 31, 2007 under the supervision of management, including the CEO and the CFO. Based on that evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were operating effectively.

Changes in Internal Controls over Financial Reporting

The Company is unaware of any changes in our internal controls over financial reporting during our fiscal year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

The Company has evaluated, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of the Company’s financial controls and procedures as of the year end covered by this report. Based upon the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our financial controls and procedures were effective at the reasonable assurance level.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report.

Item 16A.    Audit Committee Financial Expert

The Company’s audit committee is comprised of the entire board of directors. Each of the directors are considered to be ‘‘independent’’ other than Mr. John Lynch, the Company’s president and chief executive officer. Each member of the board of directors is considered, under Canadian guidelines, to be ‘‘financially literate,’’which includes the ability to read and understand a set of financial statements that present a breadth and complexity of the Company’s accounting issues.

Although a financial expert, as defined under SEC regulations, does not serve on the Company’s Audit Committee, the Company believes that its Audit Committee is well equipped to address all financial matters of the Company since the Company’s Chief Financial Officer, a Chartered Accountant, serves as Secretary and active financial advisor to the Audit Committee.

Item 16B.    Code of Ethics.

The Company’s Board of Directors has currently requested the formulation of a Draft Proposal for a Code of Business Conduct and Ethics, the specifics of which will be reviewed and considered for possible adoption by the Company’s Board of Directors in due course.

Item 16C.    Principal Accountant Fees and Services.

The following chart summarizes the aggregate fees billed by the Company’s external auditors for professional services rendered to the Company during the fiscal years ended December 31, 2007 and 2006 for audit and non-audit related services:

Type of Work	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2006
Audit fees*	$34,000	$30,432
Audit-related fees**	$7,500	Nil
Tax advisory fees***	$13,000	$3,000
All other fees	Nil	Nil
Total	$54,500	$33,432

Notes
*	Aggregate fees billed for the Company’s annual financial statements and services normally provided by the auditor in connection with the Company’s statutory and regulatory filings.
**	Aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as ‘‘Audit fees’’, including: assistance with aspects of tax accounting, attest services not required by state or regulation and consultation regarding financial accounting and reporting standards.
***	Aggregate fees billed for tax compliance, advice, planning and assistance with tax for specific transactions.

Item 16D.    Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

Item 16E.    Purchases of Equity Services by the Issuer and Affiliated Purchasers.

Not Applicable.

Item 17.    Financial Statements.

See ‘‘Item 18. Financial Statements.’’

Item 18.    Financial Statements.

(1) Consolidated Balance Sheets of the Company as at December 31, 2007 and 2006, and Consolidated Statements of Operations, Shareholders’ Equity, Cash Flows and Interests in Exploration Properties, for each of the years in the three-year period ended December 31, 2007, and the cumulative period from inception to December 31, 2007. These statements were prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 13 to the consolidated financial statements for a description of the differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles.

(2) Unaudited Consolidated Balance Sheet of the Company as at March 31, 2008, Unaudited Consolidated Statement of Operations for the three months ended March 31, 2008, Unaudited

Consolidated Statement of Cash Flows for the three months ended March 31, 2008, Unaudited Statement of Shareholders’ Equity from Commencement of Operations, September 26, 2003 to March 31, 2008, and Unaudited Consolidated Statement of Interest in Exploration Properties and Deferred Exploration Expenditures for the three months ended March 31, 2008.

Item 19.    Exhibits.

Exhibits.    (Reference is made to Registration Statement on Form 20-F, dated March 9, 2004, submitted to the Securities and Exchange Commission on March 15, 2004, for exhibits 1, 2, 3.A. Reference is made to Annual Report on Form 20-F, for the year ended December 31, 2004, dated July 19, 2005, submitted to the Securities and Exchange Commission on July 20, 2005, for exhibit 3.B-3.C. Reference is made to the Annual Report on Form 20-F, for the year ended December 31, 2005, submitted to the Securities and Exchange on June 30, 2006, for exhibits 3.D-3.F. Reference is made to the Annual Report on Form 20-F for the year ended December 31, 2006, dated July 12, 2007, submitted to the Securities and Exchange Commission on July 13, 2007 for Exhibits 3.G.-3.I.)

1.	Certificate and Articles of Incorporation.

2.	By-Laws.

3.	List of Agreements.

A.	Option Agreement dated July 14, 2004 between RNC Gold Inc. and Northwestern Mineral Ventures Inc. concerning the Picachos Project.

B.	Letter of Intent dated May 19, 2005 between Northwestern Mineral Ventures Inc. and RNC Gold Inc. regarding Picachos Project.

C.	Amending Agreement dated October 14, 2005 between Northwestern Mineral Ventures Inc. and RNC Gold Inc.

D.	Letter of Intent dated March 2, 2006 between Northwestern Mineral Ventures inc. and Azimut Exploration Inc.

E.	Consulting Agreement dated October 14, 2006 between Northwestern Mineral Ventures Inc. and Marek Kreczmer.

F.	Option Agreement dated January 24, 2007 between Northwestern Mineral Ventures Inc. and Azimut Exploration Inc.

G.	Option Agreement dated December 22, 2006 among Minera Tango, S.A. de C.V., Northwestern Mineral Ventures Inc., and Yamana Gold Inc.

H.	Consulting Agreement with Primoris Group dated March 29, 2007.

I.	Northwestern Mineral Ventures Inc. 2007 Stock Option Plan.

J.	Consulting Agreement dated July 16, 2007 between Northwestern Mineral Ventures Inc. and William Thomas.

K.	Agreement between Northwestern Mineral Ventures Inc. and UraMin Inc., dated as of July 17, 2007.

L.	Termination Agreement dated July 5, 2008 between NWT Uranium Corp. and Azimut Exploration Inc.

4.	Consent

A.	Consent of McGovern, Hurley, Cunningham, LLP, Chartered Accountants.

5.	Certifications

12.1	Certification of Chief Executive Officer.

12.2	Certification of Chief Financial Officer

6.	Certifications

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

NWT URANIUM CORPORATION
By:	/s/ John Lynch
By:	John Lynch
Title:	President and Chief Executive Officer

Date: July 11, 2008