Form 20-F
period 2008-12-31
NWT Uranium Corp.
filed 2009-07-17
CIK 1290982

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
[NO FEE REQUIRED]

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
[NO FEE REQUIRED]

For the transition period from _______ to _______

Commission file number - 0-50822

NWT URANIUM CORPORATION
(Exact name of Registrant as specified in its charter)

NWT URANIUM CORPORATION
(Translation of Registrant's name into English)

Province of Ontario, Canada
(Jurisdiction of incorporation or organization)

70 York Street
Suite 1102
Toronto, Ontario M5J 1S9
(Address of principal executive offices)

Raphael Danon, (416)504-3978, rdanon@nwturanium.com, 70 York Street, Suite 1102, Toronto, Ontario M5J 1S9
Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common shares as of the close of the period covered by the annual report.

        126,131,342

     Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐         No ☒

     If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐         No ☒

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒         No ☐

     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐         No ☒

     Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐             Accelerated filer ☐             Non-accelerated filer ☒

     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

     U.S. GAAP ☐         International Financial Reporting Standards as issued          Other ☒
            By the International Accounting Standards Board ☐

     If “Other” has been check in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

 ☐ Item 17          ☒ Item 18

     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐         No ☒

     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐         No ☐

TABLE OF CONTENTS

PART I	6

Item 1. Identity of Directors, Senior Management and Advisers	6

Item 2. Offer Statistics and Expected Timetable	6

Item 3. Key Information.	6

RISK FACTORS AFFECTING THE COMPANY	9

We Have No Ongoing Mining Operations, None of our Mineral Properties Contain a Known Commercially Mineable Mineral Deposit, We Have Never Received Any Revenues From Mining Operations, and Our Chances of Reaching the Development Stage on Any of our Properties are Remote	9
We Will Need to Raise Substantial Funding in Order to Carry Out Our Activities.	10
Lack of Revenue Producing Operations	11
We Could Lose our Interests in our Properties if Minimum Annual Work is Not Conducted and Option Payments are not Made	11
We Could Lose our Interest in the Picachos Project if we do not Complete Substantial Exploration Activities by July 18, 2009 and December 31, 2009	11
We Have Not Adopted a Code of Ethics Which May Increase the Possibility of the Company’s Executive Officers and Directors Engaging in Activities that are not in the Best Interests of the Company or its Shareholders.	12
The Person in Charge of Managing our Exploration Program for the Picachos Project is an Employee of Seafield Resources Ltd., the Company from which the Company hold its Option on the Picachos Project, Creating a Potential Conflict of Interest	12
Title To Our Mining Properties Has Not Been Verified	12
The Value of our Mineral Properties is Dependent Upon Commodity Prices Which Can Fluctuate Widely.	13
We Are Not Engaged in Mining Operations; In the Event We Engage in Mining Operations in the Future, We Would Face Substantial Regulation	13
Titles to the Mexican Properties in which the Company has an Interest are not Registered in the Name of the Company, Which may Result in Potential Title Disputes Having a Negative Impact on the Company.	14
The Properties in Which the Company has Interests in Mexico are Subject to Changes in Governmental Laws, Regulations, Economic Conditions or Shifts in Political Attitudes or Stability in Mexico	14
Mexican Foreign Investment and Income Tax Laws apply to the Company	14
Foreign currency fluctuations and inflationary pressures may have a negative impact on the Company's financial position and results	15
Regulation of Mining Operations in Mexico is Very Extensive	15
Risks related to the Company’s Foreign Investments and Operations	15
There is a Risk that we will be Unable to Compete for Mineral Properties, Investment Funds and Technical Expertise.	16
We Have Limited Insurance; We Will Not be Able to Insure Against All Possible Risks	16
If We are Unable to Maintain the Infrastructure for Our Exploration Activities, We Could be Adversely Affected.	17
Management May Be Subject to Conflicts of Interest Due to Affiliations with Other Resource Companies.	17
The Executive in Charge of Our Administrative Affairs does not Work Full-Time For Us	18
Our Senior Management does not have Extensive Mining Backgrounds or Experience Serving as Senior Management of Publicly Traded Companies	18
We May Not Have Enough Shares Available Under Our Stock Option Plan to Attract High Quality Employees	19
Our Management May Not Be Subject to U.S. Legal Process.	19
Prices for Uranium and Precious Metals such as Gold are Volatile and Could Decline	19

Our Stock will be a Penny Stock which Imposes Significant Restrictions on Broker-Dealers Recommending the Stock For Purchase	20
Our Stock Price Could be Volatile	20
We Do Not Plan to Pay Any Dividends in the Foreseeable Future	20
Future Sales of Common Shares by Existing Shareholders.	21

Item 4. Information on the Company.	21

A. History and Development of the Company.	21
B. Business Overview*	21
C. Organizational Structure	29
D. Property, Plants and Equipment.	29
Picachos Project, Durango State, Mexico	29
Interest in Niger Uranium Limited	38
Termination of Company’s Options on North Rae and Daniel Lake Uranium Properties, Northern Quebec, Canada	43
Daniel Lake Uranium Project, Northern Quebec, Canada	50
Relinquished Option on Waterbury Uranium Project, Saskatchewan, Canada	53
Cancelled Transaction with Nu-Mex Uranium Corp.	53

GLOSSARY	54

Item 5. Operating and Financial Review and Prospects.	57

A. Operating Results	59
B. Liquidity and Capital Resources	61
C. Research and development, patents and licenses, etc.	62
D. Trend Information.	62
E. Off-Balance Sheet Arrangements	63
F. Tabular Disclosure of Contractual Obligations.	63

Item 6. Directors, Senior Management and Employees	63

A. Directors and Senior Management	63
B. Compensation.	65
C. Board Practices	72
Other Board Committees	73
The Board currently has no standing committees other than the audit and compensation committees	73
D. Employees	73
E. Share Ownership.	73

Item 7. Major Shareholders and Related Party Transactions.	75

A. Major Shareholders	75
B. Related Party Transactions.	75

Item 8. Financial Information.	76

A. Consolidated Statements and Other Financial Information.	76
B. Significant Changes	77

Item 9. The Offer and Listing.	77

A. Offer and Listing Details.	77
B. Plan of Distribution.	81
C. Markets	81
D. Selling Shareholders.	81

E. Dilution	81
F. Expenses of the Issue.	81

Item 10. Additional Information	81

A. Share Capital	81
B. Certificate and Articles of Incorporation	82

ARTICLES AND BY-LAWS	83

A. General	83
B. Directors	83
C. Annual and special meetings	84
D. Material Contracts	84
E. Exchange Controls	86
F. Taxation	88
G. Statements by Experts	97
H. Documents on Display.	97
I. Subsidiary Information.	97

Item 11. Quantitative and Qualitative Disclosures About Market Risk	97

Item 12. Description of Securities Other than Equity Securities	97

Item 13. Defaults, Dividend Arrearages, and Delinquencies.	97

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.	98

Item. 15. Controls and Procedures	98

Item 16A. Audit Committee Financial Expert	99

Item 16B. Code of Ethics	99

Item 16C. Principal Accountant Fees and Services	99

Item. 16 D. Exemptions from the Listing Standards for Audit Committees.	100

Item 16 E. Purchases of Equity Services by the Issuer and Affiliated Purchasers.	100

Item 16 F. Change in Registrant’s Certifying Accountant.	100

Item 17. Financial Statements	100

Item 18. Financial Statements	100

Item 19. Exhibits.	102

PART I

Item 1. Identity of Directors, Senior Management and Advisers

     Not Applicable.

Item 2. Offer Statistics and Expected Timetable.

     Not applicable.

Item 3. Key Information.

     All dollar amounts in this Annual Report are expressed in Canadian dollars. The following tables set forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the years 2004-2008 and for the period January 1, 2009 through June 30, 2009.

YEAR	AVERAGE
2004	.7702
2005	.8276
2006	.8844
2007	.9874
2008	.9341

	LOW	HIGH
June 2009	.7844	.8459
May 2009	.7868	.8203
April 2009	.7695	.8167
March 2009	.7911	.8376
February 2009	.8425	.9127
January 2009	.7844	.8459

The exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. At July 6, 2009, one Canadian dollar, as quoted by Reuters and other sources at 4 P.M. Eastern Time for New York foreign exchange selling rates (for bank transactions of at least $1,000,000), equaled $.8628 in U.S. dollars. (Source: The Wall Street Journal)

Selected Financial Data.

     Following is selected financial data of the Company, expressed in Canadian dollars, for the period from the Company’s incorporation on September 26, 2003 through March 31, 2009. The audited consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ substantially from United States generally accepted accounting principles (“US GAAP”). Reference is made to Note 14 to the audited consolidated financial statements for the period ended December 31, 2008, which is contained below in “Item 18. Financial Statements.” Note 14 provides a description of the differences between Canadian and United States generally accepted accounting principles, and how these differences could affect the Company’s financial statements. On July 27, 2004 the Company completed a 2 for 1 stock split, pursuant to which each issued Share of the Company was subdivided into two shares. On September 6, 2005, the Company completed an additional 2 for 1 stock split, pursuant to which each issued share of the Company was subdivided into two shares. The outstanding warrants and stock options were also sub-divided at the same ratio as the common shares. Shares and per share amounts in this Annual Report and in the Selected Financial Data have been retroactively adjusted to reflect the stock splits.

     For the year ended December 31, 2007 the Company restated its financial statements, as described in Note 17 to the Company’s audited financial statements for the year ended December 31, 2008, reported on by MSCM LLP, Chartered Accountants. Based upon a revaluation of the nature of the relationship between the Company and Niger Uranium, the Company determined that it never exerted significant influence over Niger Uranium. As a result of this determination, Management determined that accounting for the Company’s investment in Niger Uranium under the equity method was not appropriate in 2007. Consequently, the investment was reclassified as an available-for-sale financial instrument recorded initially at fair value with changes in fair value reflected through other comprehensive income until the investment is derecognized or impaired. The effect of this restatement as at December 31, 2007 and for the year ended December 31, 2007 has been to increase the carrying value of the investment by $1,084,666, increase net comprehensive income and accumulated other comprehensive income by $770,112, and increase future income tax liability by $314,553. Accordingly, the figures in the tables below for 2007 are the restated figures.

	Three Month	Three Month	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	Period ended	Period ended	December 31,	December 31,	December 31,	December 31,	December 31,
	March 31,	March 31,	2008	2007	2006	2005	2004
	2009	2008	(audited)	(audited)	(audited)	(audited)	(audited)
	(unaudited)	(unaudited)	$	(restated)	$	$	$
	$	$		$
Revenues	-	-	-	-	-	-	-
Income (Loss) for the Period	(785,984)	(460,575)	(2,790,811)	11,745,384 *	(2,421,484)	(1,780,074)	(1,121,460)
Income (Loss) Per Share	(0.01)	0.00	(0.03)	0.11	0.03	0.02	0.02
Cash Flows from Operating Activities	(295,081)	(526,013)	(6,091,696)	(1,209,395)	(1,355,091)	(851,997)	(587,006)
Cash Flows from Investing Activities	(243,991)	102,393	11,620,725	(3,973,902)	(12,858,160)	(707,330)	(735,006)
Total Assets	30,147,254	35,637,746	18,120,248	37,426,538	19,490,706	2,856,700	1,896,035
Current Assets	9,762,757	13,349,419	10,503,296	14,281,666	15,026,965	1,774,293	1,161,660
Liabilities	4,449,696	3,948,416	836,141	4,608,757	383,366	170,817	197,625
Common Stock	20,633,843	19,633,843	20,633,843	19,574,843	18,478,026	4,329,779	2,171,849
Accumulated Retained Earnings (Deficit)	2,812,474	5,928,694	3,598,458	6,389,269	(5,356,115)	(2,934,631)	(1,154,557)
Shareholders’ Equity	25,697,558	31,689,330	17,284,107	32,817,781	19,107,340	2,685,883	1,698,410

     * Gain on disposition of Irhazer and In Gall Projects, Niger

     The following table sets forth how the Selected Financial Data presented above would be presented under US GAAP for the fiscal years ended December 31, 2008, December 31, 2007, December 31, 2006, December 31, 2005, and December 31, 2004:

	Year Ended	Year Ended	Year ended	Year ended	Year ended
	December 31,	December 31, 2007	December 31,	December 31,	December 31,
	2008	(audited)	2006	2005	2004
	(audited)	(restated)	(audited)	(audited)	(audited)
	$	$	$	$	$

Net Income (Loss) for the Period	(17,416,803)	11,809,471	(4,925,955)	(1,922,360)	(1,852,260)
Net Income (Loss) Per Share	(0.16)	0.11	(0.05)	(0.02)	(0.03)
Cash Flows from Operating Activities	(6,453,236)	(5,594,271)	(4,385,589)	(1,426,060)	(1,317,806)
Cash Flows From Investing Activities	11,982,265	410,974	(9,827,662)	(133,267)	(4,206)
Total Assets	15,398,882	33,288,445	16,412,038	1,780,999	1,165,235
Retained Earnings/(Deficit)	698,722	2,357,187	(8,682,172)	(4,055,532)	(1,885,357)

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

We Will Need to Raise Substantial Funding in Order to Carry Out Our Activities.

     The Company has substantial financial obligations, including exploration funding requirements and purchase payment obligations, relating to its existing property interests. It will be necessary in the near and over the long term to raise substantial funds to maintain existing property interests, acquire, explore, and if warranted, develop mineral properties. In addition, in the event it is determined that any of our properties contain a commercially mineable mineral deposit, of which there can be no assurance, it is anticipated that the Company would require substantial funds to place such property into production. However, there can be no assurance we would be able to raise the necessary funds on acceptable terms, or at all. If we are unable to raise these funds, investors could lose their investment. If we are able to raise these funds, it is likely that investors will experience dilution of their interests, which could result in a decrease in the value of their Shares. Reference is made to “Item 4. Information on the Company. D. Property, Plants and Equipment” and Item 5. Operating and Financial Review and Prospects. F. Tabular Disclosure of Contractual Obligations.”

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

We Could Lose our Interests in our Properties if Minimum Annual Work is Not Conducted and Option Payments are not Made.

     In order to maintain our interests in our various properties, the Company is required to complete certain annual work commitments on each property and make certain option or purchase payments In the event such work is not completed or the required payments not made, the Company could lose its interest in that property. Reference is made the following risk factor and to “Item 4. Information on the Company. D. Property, Plants and Equipment.” for a description of the Company’s work and payment commitments.

We Could Lose our Interest in the Picachos Project if we do not Complete Substantial Exploration Activities by July 18, 2009 and December 31, 2009

     In order to maintain its option to acquire a 70% interest in the Picachos Project the Company is required to incur exploration expenditures of U.S. $1,000,000 by July 18, 2009 and an additional U.S. $1,500,000 by December 31, 2009. Through May 31, 2009 the Company had expended approximately U.S. $250,000 of the required exploration expenditures and will not incur the required additional U.S. $750,000 by July 18, 2009. In the event the deadline is not extended again, or the Company’s obligations are not renegotiated, the Company’s interest in the Picachos Property could terminate and the Company could lose its entire interest in the property.

Because We Have an Agreement to Terminate our Options on the North Rae and Daniel Lake Uranium Prospects in Quebec, If We Lose our Interest in the Picachos Project, other than our investment in Niger Uranium Limited, We Would Have No Other Interests in Mining Properties.

     On July 8, 2009 the Company reached an agreement with Azimut Exploration Inc. to terminate its options to acquire a 65% interest in the North Rae and Daniel Lake uranium prospects in Quebec. Since 2007 the Company has devoted most of its time and resources on the exploration of these properties. If the Company’s options are terminated, and the Company loses its interest in the Picachos Project, the Company’s would not have any remaining mining interests, other than its investment in Niger Uranium, a corporation with interests in eight uranium prospects in the Republic of Niger, Africa.

We Have Not Adopted a Code of Ethics Which May Increase the Possibility of the Company’s Executive Officers and Directors Engaging in Activities that are not in the Best Interests of the Company or its Shareholders.

     SEC rules requires disclosure of whether the Company has adopted a Code of Ethics. Code of Ethics means written standards that are reasonably designed to deter wrongdoing and promote (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, (ii) full, fair, accurate, timely and understandable disclosure in reports the Company files with, or submits to, the SEC, and in other public communications made by the Company, (iii) compliance with applicable governmental laws, rules, and regulations, (iv) the prompt internal reporting of violations of the Code to the appropriate persons identified in the Code, and (v) accountability for adherence to the Code. The Company’s failure to adopt a Code of Ethics makes it less likely that the activities the Code are designed to promote will occur, resulting in harm to the Company and its shareholders.

The Person in Charge of Managing our Exploration Program for the Picachos Project is an Employee of Seafield Resources Ltd., the Company from which the Company hold its Option on the Picachos Project, Creating a Potential Conflict of Interest

     Our exploration activities on the Picachos Project our managed by Michelle Robinson. Ms. Robinson is not an employee of the Company but serves as an independent contractor. Ms. Robinson is an employee of Seafield Resources, serving as its Exploration Manager - Mexico. Accordingly, Ms. Robinson may face a conflict of interest in reconciling her duties to the Company, as an independent contractor, to those of an employee of Seafield Resources. In the event of a dispute between the Company and Seafield Resources Ms. Robinson may determine that she is legally obligated to put the interests of Seafield Resources ahead of the interests of the Company.

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

The Value of our Mineral Properties is Dependent Upon Commodity Prices Which Can Fluctuate Widely.

     The price of our Shares, our financial results and exploration, development and mining activities may in the future be significantly adversely affected by declines in the price of uranium, gold, copper, or other minerals. Gold, uranium, copper, and other mineral prices fluctuate, like many resource commodities, and are affected by numerous factors beyond the Company’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, uranium, copper or other mineral-producing countries throughout the world. Although the prices of gold, copper or other minerals have increased in recent years, future price declines could cause continued development of and commercial production from the Company’s properties to be impracticable. Depending on the price of gold, copper, uranium or other minerals, cash flow from mining operations may not be sufficient and the Company could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Company’s mining properties is dependent on gold and uranium or other mineral prices that are adequate to make these properties economic.

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

We Are Not Engaged in Mining Operations; In the Event We Engage in Mining Operations in the Future, We Would Face Substantial Regulation.

     We are not engaged in any mining operations at the present time and there can be no assurance we will ever engage in any mining operations in the future. All of our current activities are exploratory in nature. There can be no assurance that we will discover any precious or base metals, establish the feasibility of mining a deposit, or, if warranted, develop a property to production and maintain production activities, either alone or as a joint venture participant. Furthermore, there can be no assurance that we would be able to sell either the deposit or the Company on acceptable terms. Mining operations in Canada are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating the removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, provincial and local laws which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed with resulting material adverse effects on the Company's activities. Moreover, compliance with such laws may cause substantial delays and require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be liable for pollution or other environmental damage which it may elect not to insure against due to prohibitive premium costs and other reasons.

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

      The Company has property interests that are located in Mexico. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Mexico are beyond the control of the Company and may adversely affect its business. A more detailed analysis is found in “Item 4. Information on the Company – Business Overview – Regulation of Mining Industry – Mexico.”

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

Risks related to the Company’s Foreign Investments and Operations.

     The Company has conducted exploration activities in Canada and Mexico and, through its investment in Niger Uranium Limited, in the Republic of Niger. The Company’s foreign mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could have a material and adverse effect on the Company’s earnings or the viability of its affected foreign operations, which could have a material and adverse effect on the Company’s future cash flows, results of operations and financial condition.

     Risks may include, among others, labor disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, war, civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other nongovernmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports and increased financing costs. These risks may limit or disrupt the Company’s projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

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

The Executive in Charge of Our Administrative Affairs does not Work Full-Time For Us

     Effective July 31, 2008, Marek Kreczmer, our Chief Executive Officer, President, and Chairman of the Board of Directors, and Mr. William Thomas, the Company’s Chief Financial Officer resigned their positions with the Company. Messrs. Kreczmer and Thomas were the Company’s only full-time employees and were responsible for the management of the Company. In June 2008 John Lynch, a director of the Company, was appointed its President and Chief Executive Officer, and in July 2008 Raphael Danon was appointed its Chief Financial Officer. Mr. Danon, who is responsible for overseeing most of the Company’s administrative affairs, does not work full-time for the Company, spending approximately 65% of his time on the Company’s affairs.

     The lack of full-time management could adversely affect the Company. The Company has interests in mining properties in Canada and Mexico and is actively attempting to acquire interests in mining prospects in Vietnam. Additionally, the Company is a public company, subject to the reporting obligations of two jurisdictions – Canada and the United States. Recent changes in Canadian legislation, along with the changes in the United States, resulting from the Sarbanes-Oxley Act of 2002, have greatly increased the amount of time senior management must spend on corporate governance issues, as well as other issues. Because he is not a full-time employee, Mr. Danon may be unable to devote the necessary time to the Company’s affairs.

Our Senior Management does not have Extensive Mining Backgrounds or Experience Serving as Senior Management of Publicly Traded Companies

     Neither Mr. Lynch nor Mr. Danon have extensive mining backgrounds, nor extensive experience in serving as senior management of publicly traded companies.

     To provide it with advice on mining matters, the Company intends to hire technical mining consultants. However, in the event the Company is unable to hire experienced mining consultants, the Company’s ability to pursue its business plan as a mining exploration company could be adversely affected.

     In addition, senior management’s inexperience operating publicly traded companies, combined with the extensive and complex requirements of the Sarbanes-Oxley Act and other corporate governance provisions in the United States and Canada, and the fact the executive primarily responsible for regulatory compliance is not a full-time employee, increases the possibility that the Company may be unable to comply with all applicable requirements and conditions.

     In addition to complying with the complex demands of managing a public company, it will be necessary for the Company to raise substantial funds, over the near and long term, to maintain existing property interests, acquire, explore, and if warranted, develop mineral properties. The absence of management experienced in mining and operating publicly traded companies could make it more difficult to raise the required funds, as investors may be reluctant to invest in such a company.

We May Not Have Enough Shares Available Under Our Stock Option Plan to Attract High Quality Employees

     Under our stock option plan we are allowed to grant options for up to ten percent of our outstanding Shares. At July 15, 2009 the Company had 126,131,342 Shares outstanding Shares; accordingly, we were allowed to issue options to acquire 12,613,134 Shares. At July 15, 2009 the Company had options to acquire 12,000,000 Shares outstanding, leaving only 613,134 Shares available for stock option grants. Generally, for companies the size of and stage of development as the Company, stock options are a very important part of executives’ and key employees’ compensation packages. If the Company is unable to offer adequate stock options to potential employees, it may be difficult to attract high quality employees, thereby adversely affecting the Company.

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

     The principal business office and registered and records office of the Company are located at 70 York Street, Suite 1102, Ontario, M5J 1S9 Canada. Its telephone number is (416) 504-3978. The Company does not have an agent in the United States.

     B. Business Overview*.

     See Glossary on pages 54-57 for terms used throughout this Annual Report.

Forward-Looking Statements

     Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of exploration activities, the estimation or realization of mineral reserves and resources, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold or uranium, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed under Item 3 in the section entitled “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

General

     The Company was founded on September 26, 2003 to explore for precious and base metals and uranium. The Company is an exploration stage company and is not engaged in any mining operations, and there can be no assurance it will ever engage in mining operations. At the present time, its only interests are (i) an option to acquire a 70% interest in properties in Mexico's Durango state (the “Picachos Project”), and (ii) a 33.8% of interest in Niger Uranium Limited, a corporation with interests in eight uranium prospects in the Republic of Niger, Africa. On July 8, 2009 the Company entered into an agreement with Azimut Exploration Inc. (“Azimut”) to terminate its option agreements to acquire interests in the North Rae and Daniel Lake Properties, located in the Ungava Bay Region, Quebec, Canada. In addition, in December 2008 the Company entered into an agreement with Chroma International, pursuant to which Chroma will provide the Company with consulting services in the discovery, acquisition of rights, and the exploitation of mineral resource properties in Vietnam. At the present time, none of the Company’s property interests contain a known commercially minable mineral deposit.

     Last year, on July 5, 2008 the Company entered into an agreement with Azimut Exploration Inc. (“Azimut”) to terminate its options on the North Rae and Daniel Lake properties in exchange for Azimut agreeing to pay it $4,000,000 and issuing the Company 1,100,000 of Azimut’s common shares by October 3, 2008. These deadlines were subsequently extended to December 31, 2008. However, Azimut did not fulfill these conditions and the termination agreement expired. Accordingly, the Company’s options on the North Rae and Daniel Lake properties remained in effect. However, on July 8, 2009 the Company entered into another termination agreement with Azimut pursuant to which the Company agreed to terminate its options conditional in exchange for Azimut issuing the Company 1,800,000 of its common shares; the Azimut shares will be subject to a nine month holding period. During this nine month period the Company will have the preemptive right to participate in any private placements of Azimut’s shares, in order to enable the Company to maintain its proportionate equity interest of 9.4% of Azimut’s outstanding shares. In addition, Azimut agreed to pay the Company $1,000,000 upon the earlier of (i) the commencement of full commercial production of uranium from the North Lake and Daniel Lake properties, or (ii) Azimut concluding an outright sale of all or portion of its interests in the North Rae and Daniel Lake properties to a third party. Reference is made to “Item 4. Property, Plants and Equipment.” for a description of the Company’s interests in the North Rae and Daniel Lake properties and the termination agreement dated July 8, 2009.

     In December 2007 the Company had received notices of default from Azimut Exploration Inc. (“Azimut”) regarding the North Rae and Daniel Lake properties the Company has optioned from Azimut. Azimut claimed in the notices that the Company had defaulted in its obligations to conduct exploration of these properties. The Company denied that it was in default, and provided Azimut of evidence of the work it had conducted on the properties. On February 12, 2008 the Company announced that Azimut had accepted that the defaults had been cured and that the Company’s options were in good standing.

     In July 2007 the Company entered into an agreement with UraMin Inc. (“UraMin”) to explore for and develop, if warranted, eight uranium properties in Niger. Pursuant to the agreement a new corporation was formed named Niger Uranium Limited (“Niger Uranium”). Niger Uranium is incorporated under the laws of the British Virgin Islands.

     Under the terms of the agreement with UraMin, the Company contributed to Niger Uranium, its two uranium prospects, the Irhazer and In Gall concessions, while UraMin contributed six properties. The Company received (i) a 50% equity interest in Niger Uranium, (ii) a cash payment of $4,800,000 from UraMin, and (iii) a 3% net smelter royalty on the production of uranium and any other ores and/or minerals produced from the Company’s Irhazer and In Gall concessions. In addition to contributing six potential uranium properties to Niger Uranium, UraMin contributed $15,000,000 U.S. to Niger Uranium to receive a 50% interest. UraMin retained a 3% net smelter royalty on the production of uranium and any other ores and/or minerals produced from the six properties it contributed to Niger Uranium. Reference is made to “Item 4. Information on the Company. D. Property, Plants and Equipment. B. Interest In Niger Uranium Limited.”

     In December 2007 the Company announced that it had entered into an agreement with Nu-Mex Uranium Corp. (“Nu-Mex”) pursuant to which Nu-Mex would acquire 100% of the Company’s outstanding shares. The acquisition was to be completed pursuant to a court-approved plan of arrangement whereby each of the Company’s outstanding Shares would be exchanged for 0.40 of the Nu-Mex’s common shares. However, on February 13, 2008 the Company announced that as a result of market conditions it and Nu-Mex agreed that the proposed transaction would not go forward.

     On June 2, 2008, the Company announced the resignations of Marek Kreczmer, Chief Executive Officer, President, and Chairman of the Board of Directors, and Mr. William Thomas, the Company’s Chief Financial Officer. On June 16, 2008, the Company announced that John Lynch, a director of the Company, had been appointed its President and Chief Executive Officer. In July 2008 the Company announced the appointment of Raphael Danon as its Chief Financial Officer. Messrs. Kreczmer and Thomas were the Company’s only full-time employees; Messrs. Lynch and Danon do not work full-time for the Company, spending approximately 95% and 65%, respectively, of their time on the Company’s affairs. Mr. Kreczmer resignations as the Company’s Chief Executive Officer, President, and Chairman of the Board of Directors became effective on July 31, 2008.

     There can be no assurance that a commercially mineable mineral deposit exists on any of the Company’s properties.

Agreement with Chroma International

     In December 2008 the Company entered into an agreement with Chroma International (“Chroma”) pursuant to which Chroma would provide the Company with consulting services in the discovery, acquisition, and exploitation of mineral resources properties in Vietnam.

     Under the terms of the agreement the Company was required to pay Chroma a total of U.S. $980,000, payable in a lump sum, at the beginning of the contract, which amount has been paid.

     The agreement with Chroma is for one year, to be renewed automatically. The compensation for subsequent years will be negotiated at such time.

     Through Chroma the Company has had preliminary meetings with the Vietnam Atomic Energy Commission. At the present time, the Company has not acquired any interests in any mining properties in Vietnam, and there can be no assurance it will ever obtain a mining property in Vietnam, or elsewhere in Asia.

Description of Mining Industry

     Our business is highly speculative. We are exploring for base and precious metals and other mineral resources. Ore is rock containing particles of a particular mineral (and possibly other minerals which can be recovered and sold), which rock can be legally extracted, and then processed to recover the minerals which can be sold at a profit. Although mineral exploration is a time consuming and expensive process with no assurance of success, the process is straight forward. First, we acquire the rights to enable us to explore for, and if warranted, extract and remove ore so that it can be refined and sold on the open market to dealers. Second, we explore for precious and base metals by examining the soil, rocks on the surface, and by drilling into the ground to retrieve underground rock samples, which can then be analyzed. This work is undertaken in staged programs, with each successive stage built upon the information gained in prior stages. If exploration programs discover what appears to be an area which may be able to be profitably mined, we will focus our activities on determining whether that is feasible, while at the same time continuing the exploratory activities to further delineate the location and size of this potential ore body. Things that will be analyzed by us in making a determination of whether we have a deposit which can be feasibly mined at a profit include:

1.	The amount of mineralization which has been established, and the likelihood of increasing the size of the mineralized deposit through additional drilling;

2.	The expected mining dilution;

3.	The expected recovery rates in processing;

4.	The cost of mining the deposit;

5.	The cost of processing the ore to separate the gold, uranium, or other minerals or metals from the host rocks, including refining the precious or base metals;

6.	The costs to construct, maintain, and operate mining and processing activities;

7.	Other costs associated with operations including permit and reclamation costs upon cessation of operations;

8.	The costs of capital;

9.	The costs involved in acquiring and maintaining the property; and

10.

The price of the precious or base minerals. For example, the price of one ounce of gold for the years 2001-2008 ranged from a low of $271 U.S. in 2001, to a high of $1,011.25 U.S. in 2008. At July 6, 2009, the price of gold was $924.50 U.S. per ounce[1] . The price of one pound of uranium for the years 2001-2008 ranged from a low of $7.25 U.S. in 2001, to a high of $136.00 U.S. in 2007. At June 26, 2009, the spot price of uranium was $52.00 U.S. per pound.

____________________________
1 Based upon the Average Spot Price of Gold, London PM fix.

     Our analysis will rely upon the estimates and plans of geologists mining engineers, metallurgists and others.

     If we determine that we have a feasible mining project, we will consider pursuing alternative courses of action, including:

  seeking to sell the deposit or the Company to third parties;
  entering into a joint venture with larger mining company to mine the deposit; or
  placing the property into production ourselves.

     There can be no assurance, that we will discover any precious or base metals, establish the feasibility of mining a deposit, or, if warranted, develop a property to production and maintain production activities, either alone or as a joint venture participant. Furthermore, there can be no assurance that we would be able to sell either the deposit or the Company on acceptable terms, or at all, enter into such a joint venture on acceptable terms, or be able to place a property into production ourselves. If we do enter actual mining operations, which is unlikely in the near future, our operations will be subject to various factors and risks generally affecting the mining industry, many of which are beyond our control. These include the price of precious or base metals declining, the possibility that a change in laws respecting the environment could make operations unfeasible, or our ability to conduct mining operations could be adversely affected by government regulation. Reference is made to “Item. 3. Key Information. D. Risk Factors.”

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

Republic of Niger

     The Company in no longer directly involved in exploration activities in the Republic of Niger. However, it has a 33.18% interest in Niger Uranium Limited, a corporation with eight uranium prospects in the Republic of Niger.

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

     A Mining Permit will be granted in the case of successful exploration, subject to the right of the Government to participate in the project. A ’small mine’ permit is valid for five years, renewable three times for five-year periods, while a ‘large mine’ permit lasts for 20 years initially, renewable two times per period of ten years. Further extensions are possible if commercial reserves remain.

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

     C. Organizational Structure.

          The Company has one subsidiary, Northwest Mineral Mexico S.A. de C.V.

     D. Property, Plants and Equipment.

Picachos Project, Durango State, Mexico

     The Company has an option to acquire up to a 70% interest in a silver-gold prospect located in Mexico’s Durango Province (the “Picachos Project”). The Company acquired its original interest in the property in July 2004 when it entered into an option agreement with RNC Gold Inc. (“RNC”) to acquire a 50% interest in two silver-gold properties in Mexico's Durango and Sinaloa provinces (the “Picachos Project”). Subsequently, in October 2005, the Company amended its option agreement to give it the right to acquire the remaining 50% interest in the Picachos Project. The Picachos property portfolio originally included the 7,778-hectare (19,000-acre) silver-gold Picachos property area in Durango State and the 17,800-hectare (43,900-acre) Tango gold claims in Sinaloa State. In 2005 the Company decided to focus its exploration on the 7,778 hectare silver-gold Picachos Property. Accordingly, on November 17, 2005 the Company dropped its interest in the Tango gold claims in Sinaloa State.

     Under the terms of its original option with RNC, in order to earn its initial 50% interest, the Company was required to incur exploration expenditures of $1,500,000 by December 31, 2006 and generate a feasibility study for the production of a minimum of 25,000 ounces of gold per year by July 2007 (“Feasibility Study”). In October 2005, the Company amended its agreement with RNC to acquire an option to acquire a 100% interest in the Picachos Project. Under the terms of its original agreement with RNC, after the Company earned a 50% interest in the project, it would be granted the right to acquire RNC’s remaining 50% stake in the Picachos Project. The purchase price for acquiring the remaining 50% interest was $20,000,000, payable as follows:

1.	$3,000,000 at the time the Feasibility Study is completed;
2.	$9,000,000 at the Commencement of Commercial Production; and
3.	$2,000,000 on each of the first through fourth anniversaries of the Commencement of Commercial Production.

     On February 28, 2006 Yamana Gold Inc. (“Yamana”) acquired RNC. Pursuant to an Option Agreement with Yamana, dated December 22, 2006, the Company’s option was reduced from the right to acquire a 100% interest in the Picachos Project to an option to acquire a 70% interest. In order to earn a 70% interest the Company is required by December 22, 2009 (i) to incur U.S. $3,000,000 in exploration expenditures, (ii) issue Yamana 1,000,000 of its Shares, and (iii) make payments of U.S.$400,000 to Yamana, as set forth below. In 2008 Yamana assigned to Seafield Resources Ltd. (“Seafield”) its interest in its option agreement with the Company, notwithstanding that the Company was still required to make the cash payments and share issuances described below to Yamana.

     The Company is required to incur the following exploration expenditures of U.S. $3,000,000:

1.	U.S.$500,000 by December 31, 2007 (done);
2.	U.S.$1,000,000 by July 18, 2009 (deadline extended from December 31, 2008 and June 30, 2009); and
3.	U.S. $1,500,000 by December 31, 2009.

     The Company is also required to issue the following shares to Yamana:

1.	400,000 Shares by January 21, 2007 (done);
2.	200,000 Shares by December 31, 2007 (done);
3.	200,000 Shares by July 18, 2009 (deadline extended from December 31, 2008 and June 30, 2009); and
4.	200,000 Shares by December 31, 2009.

     Finally, the Company is required to make the following payments to Yamana:

1.	U.S.$100,000 by December 22, 2006 (done);
2.	U.S.$100,000 by December 22, 2007 (done);
3.	U.S.$100,000 by July 18, 2009 (deadline extended from December 22, 2008 and June 30, 2009); and
4.	U.S. $100,000 by December 22, 2009.

     The Company will not be incurring the required exploration expenditures by July 18, 2009. In the event the deadline is not extended again, or the Company’s obligations are not renegotiated, the Company’s interest in the Picachos Property could terminate and the Company could lose its entire interest in the property.

     Under the present option agreement, in the event the Company does fulfill all of its obligations and earns a 70% interest in the Picachos Project, the Company and Seafield will incorporate a company under the laws of Mexico to carry out, if warranted, the construction, development, and operation of one or more mines on the property. Initially, the Company would own 70% of this company, and Seafield will own the remaining 30%.

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

     The Picachos Property, in the southwestern part of the state of Durango, is centered about 100 kilometers west-southwest of Durango City, and occurs north-northwest of the Durango-Mazatlán highway, about eight kilometers from Puerto Espinazo del Diablo. The property consists of four concessions overlapping a contiguous surface area of 7,778 hectares. The concessions are owned by Minera Tango S.A. de CV. (“Tango”), a subsidiary of Seafield Resources Ltd (SFF). Seafield purchased Minera Tango from Yamana Gold Inc. during 2006. Prior to Tango acquiring the licenses, Camargo acquired the licenses based on the presence of a large number of old native silver-gold mine workings and a favorable geological setting. Most of the mine workings were enlarged as a result of the interest of the early Spanish settlers.

     The Los Cochis prospect portion of the property is located just below the village of La Mesa de Los Negros, about 5 kilometers from the main regional highway between Durango and Mazatlan, the capital of neighboring Sinaloa State. It is on the south central part of the “Camargo” concession, part of a larger land package in the southeastern quadrant of a caldera complex in the Western Sierra Madre. Access to the property is via the Durango-Mazatlan highway, and a network of country roads that links the villages of La Mesa, Huizar, La Ventana, Picachos, El Durazno, Neveros and Los Desmontes. A 230 KV electrical transmission line runs parallel to Highway 40, and a branch line to La Mesa de Los Negros. Rural satellite phones are installed in all of the villages. Water is readily available from mountain streams that are re-charged in the summer rainy season between July and October.

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

     In November of 2006 the Company hired SJ Geophysics of Vancouver to complete a 50 line kilometer 3-D induced polarization and resistivity survey over the Los Cochis and Guadalupe targets. Forty five line kilometers of ground magnetics over Los Cochis were also completed. SJ Geophysics’ report and interpretations were delivered to the Company in March of 2007. Some of the resistivity highs are correlated with silicified zones at Navarrete and the Campamento (Las Chivas) zone at Los Cochis. The strongest IP responses are probably defining quartz-pyrite “lithocaps”, or zones where cooling steam condensed and precipitated silica and iron sulfide. Moderate IP responses appear to reflect mineralization, some of which may have a “manto” or bedding parallel geometry.

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

2008 and 2009 Exploration Programs

     In order to maintain its option to acquire a 70% interest in the Picachos Property the Company is required to incur U.S. $1,000,000 of exploration expenditures by July 18, 2009, with additional exploration expenditures of US$1,500,000 required to be incurred by December 31, 2009.

     During 2008, a total of $282,695 in exploration expenditures were incurred on the property, approximately U.S. $250,000 of which was credited towards the July 18, 2009 commitment.

     In mid-2008, the Company decided to initiate drill testing of three targets on the property. Specifically, 1,955 meters in 9 holes are planned at El Pino, 855 meters in three holes are planned at Guadalupe and 2,630 meters in 15 holes are planned at El Toro. In the summer of 2008, project design, camp construction, environmental studies and negotiations with the Ejidos of La Mesa de Los Negros and Picachos y Duraznitos were completed. The Company formally applied to SEMARNAT, the governing body overseeing mining operations in Mexico, for an operating permit on October 13, 2008. The Informe Preventivo was resolved November 13, 2008 under Document Number SG/130.2.1.1/002193, and is valid for 24 months. The Informe Preventino is the document which sets forth a description of where drill holes are to be located, and the measures to be taken by the Company during its operations to minimize and mitigate any environmental damage. On February 27, 2009, SEMARNAT resolved the Estudio Tecnico Justificado Cambio de Suelo under Document Number 130.2.2. /000369, and this part of the operating permit is valid for 12 months. This allows the Company to cut down trees to build roads and drill pads. It also describes the location of the access roads to the property.

     The Company is in the process of developing a work program for the summer of 2009. Presently, the Company is not actively engaged in any exploration activities on the Picachos Property and will not incur the required U.S. $1,000,000 by July 18, 2009 (extended from a June 30, 2009 deadline). In the event the deadline is not extended again, or the Company’s obligations are not renegotiated, the Company’s interest in the Picachos Property could terminate and the Company could lose its entire interest in the property.

     Any funds expended by the Company for exploration of the Picachos Property will come from the Company’s working capital.

Management of Picachos Project

     Michelle Robinson, MASc, P.Eng., a professional engineer, is the person responsible for overseeing and carrying out the Company’s exploration programs on the Picachos Project in Mexico. She is also the Exploration Manager-Mexico for Seafield, the optionor of the property.

Interest in Niger Uranium Limited

     The Company owns a 33.8% of interest in Niger Uranium Limited, a corporation with interests in eight uranium prospects in the Republic of Niger, Africa, as well as interests in other companies.

History of Company’s Investment in Niger Uranium Limited

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

     The concessions were granted to the Company for a period of thirty years. Under the terms of the concessions, the Company was required to spend a total of $4.4 million U.S. on exploration of the concessions over the next three years, as set forth below:

YEAR	AMOUNT FOR EACH	TOTAL FOR YEAR
PROPERTY
Year 1	U.S.$200,000	U.S.$400,000
Year 2	U.S.$600,000	U.S.$1,200,000
Year 3	U.S.$1,400,000	U.S.$2,800,000

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

     In July 2007 the Company entered into an agreement with UraMin Inc. (“UraMin”) to explore for and develop, if warranted, eight uranium properties in Niger. Pursuant to the agreement a new corporation was formed named Niger Uranium Limited (“Niger Uranium”). Niger Uranium is incorporated under the laws of the British Virgin Islands.

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

     In August 22, 2007 Mr. Marek Kreczmer, the Company’s President and Chief Executive Officer at the time, was appointed Niger Uranium’s Managing Director and Chief Executive Officer and to its Board of Directors. On January 5, 2008 Mr. Kreczmer resigned as Niger Uranium’s Chief Executive Officer, and on June 6, 2008 he resigned from the board of directors. Mr. Ian Stalker, who had been UraMin’s CEO, was appointed its Executive Deputy Chairman. Mr. Neil Herbert, UraMin’s Finance Director, was appointed to Niger Uranium’s board of directors. Mr. Wayne Beach, a former director of the Company, and Mr. John Lynch, a director of the Company at the time and recently appointed Chief Executive Officer of the Company, were appointed non-executive directors of Niger Uranium. Mr. Beach resigned from Niger Uranium’s Board of Directors on February 11, 2009. Mr. Raphael Danon, the Company’s Chief Financial Officer, was appointed a non-executive director of Niger Uranium in May 2009. In addition, Mr. James Mellon, was appointed director and non-executive Chairman of Niger Uranium.

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

      At the conclusion of the private offering of its shares, Niger Uranium had 83,000,000 shares outstanding, with the Company owning 31,955,000 shares (38.5%) . In March 2008, Niger Uranium issued 17,000,000 of its shares in connection with the acquisition of a 17.5% interest in Kalahari Minerals PLC (“Kalahari”), an AIM listed corporation with assets in Namibia, diluting the Company’s ownership of Niger Uranium to approximately 32% of Niger Uranium’s 100,000,000 outstanding shares.

In April 2008 Niger Uranium purchased 4,421,000 ordinary shares of UrAmerica, a private company with uranium exploration projects in Argentina, Paraguay and Colombia. This purchase represented 20.89% of total issued shares of UrAmerica. In connection with this purchase Niger Uranium paid UrAmerica $2,500,000 U.S. and issued it 4,664,306 of its shares. Niger Uranium also received warrants to purchase 4,421,000 ordinary shares of UrAmerica at an exercise price of $1.639 per ordinary share. Following this transaction the Company owned 33.18% of Niger Uranium’s 104,664,306 outstanding shares.

     On July 6, 2009 Niger Uranium announced that it had completed a private placement, selling 4,320,052 shares at a price of 21 pence per share, raising net proceeds of £911,411 (approximately U.S. $1,500,000). At the conclusion of this offering, Niger Uranium had 117,504,358 shares outstanding, with the Company owning 39,768,339 shares, approximately 33.8% of Niger Uranium outstanding shares.

Information on Niger Uranium’s Properties

     Marek Kreczmer, formerly the Company’s Chief Executive Officer and President, had been Niger Uranium’s Chief Executive Officer from August 2007 to his resignation in January 2008. In addition, Mr. Kreczmer resigned from Niger Uranium’s board of directors in June 2008. Currently, only John Lynch and Raphael Danon are members of Niger Uranium’s Board of Directors, as non-executive directors. Accordingly, at the present time, the Company does not have independently verified current information on Niger Uranium’s planned exploration activities, previous exploration activities, geology, results of recent exploration activities, and related information for Niger Uranium’s Niger properties. The following information on Niger Uranium’s exploration activities since January 2008 is based upon Niger Uranium’s public disclosures and has not been independently confirmed by the Company.

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

     On January 28, 2008, Niger Uranium announced that Phase 1 drilling and trenching had commenced at the Irhazer and In Gall Concessions and scheduled to include 18 holes totaling 8,200 feet (2,500 meters). Phase 2 drilling, which was expected to consist of 24,600 feet (7,500 meters), commenced in April. Niger Uranium also reported that groundwork on northerly, structurally controlled targets was underway at Irhazer and In Gall, while mapping, ground magnetics and track-etch radon detection work was expected to commence in early February. Surface rock-chip samples taken in 2007 and analyzed in January 2008 from the targets ranged from 45 to 9,829 ppm (0.98% uranium) and confirmed the highly prospective character of these targets.

     On April 17, 2008, Niger Uranium revealed initial downhole radiometric logging results for the Phase 1 drilling program at In Gall. Of note, drilling at target 17 delineated a 16,400-foot by 2,950-foot (5,000¬meter by 900-meter) near-surface uranium-mineralized layer, which remained open to the west. Radiometric probe data showed the layer had an average thickness of 3.9 feet (1.2 meters) and a grade of 122 parts per million (ppm) equivalent U3O8 (eU3O8) based upon data from 32 boreholes drilled on a 820-by-1,300 foot (250-by-400 meter) grid.

     According to Niger Uranium, the probe data indicated the grade and thickness of the layer was consistent with 32 intersections returning values ranging from 63 ppm eU3O8 over 2.2 feet (0.7 meters) to 177 ppm eU3O8 over 5.9 feet (1.8 meters). Results of x-ray fluorescence (XRF) analysis on samples from the same boreholes indicated higher grades of up to 238 U3O8 over 6.5 feet (2.0 meters).

     In late April  2008, Niger Uranium announced that it expected to commence drilling to follow up on surface grab samples within the In Gall and Irhazer licenses, which returned up to 0.98% uranium.

     On August 28, 2008, Niger Uranium announced a SAMREC (South African Code for Reporting of Mineral Resources and Mineral Reserves)-compliant Inferred Resource of 4.39 million lbs of uranium at the In Gall target on the company’s 100% owned In Gall license. The resource estimate of 14.06 million tonnes at an average grade of 141.5 ppm uranium using a 100 ppm cut-off (containing 4.39 Mlbs uranium) was completed by MSA Geoservices of Johannesburg, based upon 2,664.7 meters of drilling in 58 boreholes drilled on a 250 by 500 meter grid.

     On November 12, 2008, Niger Uranium announced that a 1600 point radon and geochemical survey commenced on the 100% owned Irhazer license area. It was stated that Niger Uranium believed that radon detection coupled with conventional geochemistry and geological interpretation were the best means of detecting a potential ‘buried’ deposit, which may be obscured due to the presence of a cover of younger sediments in the area. Niger Uranium further announced that it had recruited specialist radon detection consultants, Stratamodel Inc., to carry out the radon survey that the field teams commenced on the 10th of November, 2008. Drilling was planned to commence within 8 weeks of completion of the survey.

     On December 2, 2008, Niger Uranium announced that fieldwork was underway at the Henkries project in South Africa. The objective of the work program was to define resources in preparation for a Pre-Feasibility Study scheduled to commence in the second quarter of 2009. Niger Uranium has a total project exploration target of 10 Million lbs U3O8 at the Henkries project.

     To the best of the knowledge of Company’s management, there is no known commercially mineable mineral deposit on any of Niger Uranium’s Niger properties.

Termination of Company’s Options on North Rae and Daniel Lake Uranium Properties, Northern Quebec, Canada

North Rae Uranium Project, Northern Quebec, Canada

     On January 9, 2007, the Company entered into an Option Agreement, formalizing the March 2, 2006 Letter of Intent, to acquire up to a 65% interest in a uranium project in the Ungava Bay region of northern Quebec, Canada, from Azimut Exploration Inc. (“Azimut”). The North Rae Uranium Project consists of four blocks representing 1,853 claims with a total area of 204,108 acres.

     On July 5, 2008 the Company entered into an agreement with Azimut to terminate (“July 5, 2008 Termination Agreement”) its (i) option on the North Rae Uranium Project and (ii) its option to acquire a 65% interest in the Daniel Lake Property, Northern Quebec, Canada, described in “Item 4. Property, Plants and Equiment. Daniel Lake Uranium Project, Northern Quebec, Canada.” The termination of the two option agreements was conditional upon Azimut (i) paying the Company $4,000,000 by October 3, 2008 and (ii) issuing the Company 1,100,000 of Azimut’s common shares. However, Azimut did not fulfill its obligation under the July 5, 2008 Termination Agreement. Accordingly, the July 5, 2008 Termination Agreement expired and the Company’s options on the North Rae and Daniel Lake properties remained in effect.

     However, on July 8, 2009 the Company entered into another termination agreement with Azimut pursuant to which the Company agreed to terminate its options on the North Rae and Daniel Lake properties, in exchange for Azimut issuing the Company 1,800,000 of its common shares; the Azimut shares will be subject to a nine month holding period. During this nine month period the Company will have the preemptive right to participate in any private placements Azimut of Azimut’s securities, in order to enable the Company to maintain its proportionate equity interest of 9.4% of Azimut’s outstanding shares. In addition, Azimut agreed to pay the Company $1,000,000 upon the earlier of (i) the commencement of full commercial production of uranium from the North Lake and Daniel Lake properties, or (ii) Azimut concluding an outright sale of all or portion of its interests in the North Rae and Daniel Lake properties to a third party.

     After Azimut issues the Company 1,800,000 of its shares, the Company (i) will no longer have any interest in the North Rae and Daniel Lake properties, (ii) will have no remaining obligations to Azimut regarding the properties and the option agreements, and (iii) will vacate the properties immediately.

     In the event Azimut does not issue the Company 1,800,000 shares within 30 days of July 8, 2009, the termination agreement will expire, the Company’s option agreements on the North Rae and Daniel Lake properties will remain in effect, and the Company’s obligations pursuant to the option agreements will be extended for one year. All funds spent by Azimut on the properties from July 8, 2009 through the date the agreement terminates will be deemed to be the Company’s work expenditures for purposes of the Company’s obligations under the option agreements.

     Company’s Obligations Under the North Rae Option Agreement

     Originally, in order to acquire its initial 50% interest in the North Rae Uranium Project, the Company was required to (i) make cash payments totaling $210,000 over five years, (ii) issue Azimut a total of 150,000 Shares, and (iii) incur a total of $2,900,000 in exploration expenditures over five years, which it did, as set forth below.

     Under the terms of the Letter of Intent the Company was required to make the following cash payments, totaling $210,000, to Azimut:

Cash Payments to Azimut
$50,000	On execution of Letter of Intent (March 2, 2006)
$30,000	March 2, 2007 (paid)
$30,000	March 2, 2008 (paid)
$40,000	March 2, 2009 (paid)
$60,000	March 2, 2010

     Upon receipt of confirmation of acceptance of the filing of the Letter of Intent by the TSX Venture Exchange (“Acceptance Date”), the Company was required to issue Azimut 100,000 Shares. The Acceptance Date was April 28, 2006. On the first anniversary of the Acceptance Date, the Company issued an additional 50,000 Shares to Azimut.

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

     Because the Company had made cash payments totalling $210,000, issued Azimut a total of 150,000 Shares, and incurred the minimum work expenditures totalling $2,900,000, it had the right to acquire a 50% undivided interest in the North Rae Uranium Project. However, the Company never gave Azimut notice that it had acquired a 50% interest in the project. Upon giving notice to Azimut, a joint venture between the Company and Azimut would have been deemed to have been established. The initial, actual and deemed expenditures of each party to the joint venture would have been $2,900,000. Upon the Company’s acquiring its 50% interest in the North Rae Uranium Project, Azimut was to retain a 2% yellow cake royalty.

     In the event the Company wished to increase its interest to 65% the Company was required to (i) issue Azimut an additional 100,000 Shares, (ii) pay Azimut $20,000 per year for five years, (iii) incur annual minimum exploration expenditures of $200,000, for a five year period ($1,000,000 in total), and (iv) during this five year period provide Azimut with a Bankable Feasibility Study. If the Company decided not to increase its interest to 65%, it was required to make a $100,000 payment to Azimut, within two months of its acquiring its 50% interest.

     The requirement to provide Azimut with a Bankable Feasibility Study could have been extended for three subsequent, annual and consecutive periods of one year each by paying Azimut $50,000 per year.

Azimut Notice of Default and Successful Curative Action by NWT

     On December 18, 2007, Azimut delivered a Notice of Default to the Company alleging that the Company had not complied with various provisions of the North Rae and Daniel Lake property option agreements (collectively, the “Agreements”). A description of the Company’s obligations regarding its option on the Daniel Lake option agreement is set forth below.

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

Exploration Program to Date

     The Company incurred $967,855 in exploration expenditures on the North Rae Property during 2006, $2,364,812 during 2007 and $232,189 during 2008. Pursuant to the July 5, 2008 Termination Agreement, exploration expenditures of $1,135,337 were also deemed to be incurred by the Company for 2008 for the purposes of the earn-in under the terms of the North Rae option agreement. These exploration expenditures were conducted and paid for by Azimut.

Exploration Results

     As operator of the project, the Company completed a lake-bottom sediment survey and bedrock rock chip sampling. The results confirmed the presence of uranium as indicated in the Government of Quebec previous findings. Also, an airborne survey completed in the fall of 2006 identified numerous anomalies. Crews completed their initial ground evaluation and ranking of the property’s 14 top-priority anomalies, selecting three large radioactive targets for trenching. Ongoing work further refined targets for drilling which commenced in the second half of 2007.

     The Company completed eight diamond drill holes at the North Rae Uranium Project, covering 1,843 feet (562 meters) and tested three targets: Tasialuk, Tasik and Jonas. A total of 446 samples, representing 750.3 feet (228.7 meters) of core, were collected and submitted for analysis. The mineralization intercepted during drilling is related to pegmatite dykes.

     Reference is made to section below entitled “Combined Ungava Region (Daniel Lake & North Rae) Region property results for 2008” for further description and exploration results on the combined properties.

     In 2006, ground investigation around the lake sediment uranium geochemical anomalies lead to the discovery of several uranium showings. An airborne geophysical survey was conducted but results were not available for ground investigation in 2006.

     From June to September 2007 the Company completed a ground exploration program of the radiometric anomalies. The exploration operation was conducted as a full “turn key” program by IOS Services Géoscientifiques, located in Chicoutimi Québec. The final exploration report is still pending.

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

     In addition, three grids (Tasialuk, Tasik and Torrent ) were geologically mapped in detail. Light blasting using the boulder buster technique were performed on some of the spots. A total of about 40 blasts were done, with 97 samples collected with an average of depth of 0.3 -0.5 meters. Management believes that the radioactive zones identified by the radiometric ground survey were in some cases due to thorium content. A handheld spectrometer was used to collect around 150 spectrometric readings on outcrops.

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

Climate

     The climate is arctic with an average annual temperature between 23°F and 18.5°F (-5°C and -7.5°C) . The Ungava Bay area receives about 15 inches to 19 inches (400 millimeters to 500 millimeters) of precipitation annually, with about 45% of this total falling as snow. Each year, there are between 20 and 40 frost-free days. Exploration generally occurs in the summer months.

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

  a first assemblage of tonalitic to granitic archean orthogneisses.
  a second assemblage of metasedimentary rocks, constituted by a palaeoproterozoic platform sequence, and related to Lake Harbour group..

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

********************************

     There is no known commercially mineable mineral deposit on the North Rae Property.

Daniel Lake Uranium Project, Northern Quebec, Canada

     Pursuant to an option agreement dated January 24, 2007 with Azimut Exploration Inc. the Company acquired an option to obtain up to a 65% interest in a prospective uranium property called the Daniel Lake Property (“Daniel Lake Agreement”). The Daniel Lake Property is contiguous to the North Rae Uranium Project, consisting of 972 claims covering 108,725 acres.

     Pursuant to the Termination Agreement dated July 5, 2008 with Azimut discussed earlier, the Company’s options on the North Rae Uranium Project and the Daniel Lake Property would have terminated upon Azimut satisfying its obligations to (i) pay the Company $4,000,000 by October 3, 2008 and (ii) issue the Company 1,100,000 of Azimut’s common shares. However, Azimut did not fulfill its obligation under the July 5, 2008 Termination Agreement. Accordingly, the July 5, 2008 Termination Agreement terminated, and was no longer in effect and the Company’s options on the North Rae and Daniel Lake properties were in force.

     However, as described in the discussion of the Company’s termination of its option on the North Rae property, on July 8, 2009 the Company entered into another termination agreement with Azimut pursuant to which the Company agreed to terminate its options on the North Rae and Daniel Lake properties in exchange for receiving 1,800,000 of Azimut’s shares.

Company’s Obligations Under Daniel Lake Option Agreement

     Under the terms of the Daniel Lake Agreement the Company could have acquired an initial 50% interest, except for a Yellow Cake royalty described below, by (i) paying Azimut a total of $230,000, (ii) issuing Azimut 200,000 shares of its common stock, and (iii) incurring a minimum of $2,600,000 in exploration expenditures over the five years ending January 24, 2012.

     Under the terms of the Daniel Lake Agreement the Company was required to make the following cash payments, totaling $230,000, to Azimut:

Cash Payments to Azimut
$50,000	By February 8, 2007 (paid)
$30,000	January 24, 2008 (paid)
$40,000	January 24, 2009 (paid)
$50,000	January 24, 2010
$60,000	January 24, 2011

     Upon receipt of confirmation of acceptance of the filing of the Letter of Intent by the TSX Venture Exchange (“Acceptance Date”), the Company was required to issue Azimut 100,000 Shares, which it did. On the first anniversary of the Acceptance Date, the Company issued an additional 100,000 Shares to Azimut.

     In addition to the cash payments and shares issuances described above, the Company was required to incur the following exploration expenditures on the North Daniel Lake Uranium Project, totaling $2,600,000.

Minimum and Cumulative Work Expenditures on the Daniel Lake Uranium Project
$240,000	On or before January 24, 2008 (incurred)
$460,000	On or before January 24, 2009 (incurred)
$500,000	On or before January 24, 2010
$600,000	On or before January 24, 2011
$800,000	On or before January 24, 2012

     If the Company had made the cash payments totalling $230,000, issued Azimut a total of 200,000 Shares, and incurred the minimum work expenditures totalling $2,600,000, the Company would have had the right to acquire a 50% undivided interest in the Daniel Lake Property, and a joint venture between the Company and Azimut would have been deemed to be have been established. The initial, actual and deemed expenditures of each party to the joint venture would have been $2,600,000. Upon the Company acquiring a 50% interest in the North Rae Uranium Project, Azimut was to retain a 2% yellow cake royalty.

     To increase its interest to 65% the Company would have been be required to (i) issue Azimut an additional 100,000 Shares, (ii) pay Azimut $30,000 per year for five years, (iii) incur annual minimum exploration expenditures of $200,000, for a five year period ($1,000,000 in total), and (iv) during this five year period provide Azimut with a Bankable Feasibility Study. If the Company decided not to increase its interest to 65%, it would have been required to make a $100,000 payment to Azimut, within two months of its acquiring its 50% interest.

     The requirement to provide Azimut with a Bankable Feasibility Study could have been extended for three subsequent, annual and consecutive periods of one year each by paying Azimut $100,000 per year.

     The Company had been the operator of the project.

2007 and 2008 Exploration Programs

As the operator, the Company commenced exploration activities on Daniel Lake in June 2007 including airborne geophysics and reconnaissance prospecting. A total of 15 rock grab samples were collected from two main 1,640-foot (500-meter) long anomalous areas that were identified using preliminary data from a 2007 airborne survey conducted by Geo Data Solutions Inc. (“GDS”). Of the 15 samples, five returned values above 0.02% uranium with a maximum value of 0.65% uranium. The anomalous pegmatite dykes have been followed over a length of 800 meters. Final results from the GDS airborne survey confirm that the Daniel Lake Uranium Project has similar geophysical characteristics and uranium potential as the adjoining North Rae property.

     The Company incurred $404,590 in expenditures during 2007 and $142,296 during 2008. As part of the Termination Agreement, exploration expenditures of $423,185 were deemed to be incurred by the Company for 2008 for the purposes of the earn-in under the terms of the Daniel Lake Option Agreement. These exploration expenditures for 2008 were conducted and paid for by Azimut.

Combined Ungava Region (Daniel Lake & North Rae) Region property results for 2008

     In 2008, Azimut operated and funded the exploration program in accordance with the Termination Agreement, with total expenses of approximately $1,550,000. Summer fieldwork was conducted by IOS Services Géoscientifiques Inc. of Saguenay, Quebec and results are pending.

     The exploration program consisted of additional reconnaissance of the 2007 airborne radiometric anomalies. A total of 1,355 grab samples were collected, mapping of mineralized zones (Jonas, Aqpiq, Cirrus and Puqila zones), with new airborne survey program on the North Rae property that almost completed the property’s coverage and shows new anomalous areas still to be explored. According to Azimut, the drilling program planned for 2008 (12 holes totalling 320 meters) had to be stopped due to repeated mechanical breakdowns of the rig.

     All rock samples were assayed at the Saskatchewan Research Council Laboratory in Saskatoon.

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

************************************

     There is no known commercially mineable mineral deposit on the Daniel Lake Property.

Relinquished Option on Waterbury Uranium Project, Saskatchewan, Canada

     Pursuant to an agreement dated November 9, 2005 with Canalaska Ventures Ltd. (“Canalaska”), the Company acquired an option to acquire up to a 75% interest in the Waterbury Uranium Project, Saskatchewan, Canada (“Waterbury Project”). The Waterbury Project covered 12,417 hectares and included nine prospective uranium claims located in the Althabasca Basin, Saskatchewan, Canada. On November 30, 2007 decided to drop the option and focus on its other properties, paying a termination fee of $252,358 and writing off $1,639,305.

Cancelled Transaction with Nu-Mex Uranium Corp.

     On November 19, 2007 the Company entered into a letter agreement with Nu-Mex Uranium Corp. (“Nu-Mex”) regarding its proposed acquisition by Nu-Mex. The proposed transaction was subject to (i) Nu-Mex arranging a financing of up to $25,000,000, with a minimum financing of not less than $10,000,000, such financing to close concurrently with the closing of its acquisition of the Company, and (ii) the Company receiving a favourable fairness opinion on the terms of the acquisition. The proposed transaction was to be completed pursuant to a statutory plan of arrangement under the Business Corporation Act (Ontario) under which Nu-Mex would acquire all of the Company’s outstanding shares in exchange for its shares.

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

Item 5. Operating and Financial Review and Prospects.

     The following is a discussion of the results of operations of the Company for the period commencing on the date of incorporation of the Company (September 26, 2003) and ending March 31, 2009, and should be read in conjunction with the audited consolidated financial statements of the Company for the period ending December 31, 2008, and the unaudited interim financial statements for the Company for the period ending March 31, 2009, such periods, together with the accompanying notes, are included elsewhere in this Annual Report. All references herein are to Canadian dollars. Please see “Item 3. Key Information.” for exchange rate information for the Canadian dollar.

     The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Reference is made to Note 14 of the audited consolidated financial statements for a discussion of the material differences between Canadian and United States generally accepted accounting principles, and their effect on the Company’s financial statements. In addition to historical information, the following discussion contains forward-looking statements that involve risk and uncertainties. The Company’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in “Risk Factors” and elsewhere in this Annual Report.

     For the year ended December 31, 2007 the Company restated its financial statements, as described in Note 17 to the Company’s audited financial statements for the year ended December 31, 2008, reported on by MSCM LLP, Chartered Accountants. Based upon a revaluation of the nature of the relationship between the Company and Niger Uranium, the Company determined that it never exerted significant influence over Niger Uranium. As a result of this determination, Management determined that accounting for the Company’s investment in Niger Uranium under the equity method was not appropriate in 2007. Consequently, the investment was reclassified as an available-for-sale financial instrument recorded initially at fair value with changes in fair value reflected through other comprehensive income until the investment is derecognized or impaired. The effect of this restatement as at December 31, 2007 and for the year ended December 31, 2007 has been to increase the carrying value of the investment by $1,084,666, increase net comprehensive income and accumulated other comprehensive income by $770,112, and increase future income tax liability by $314,553.

Overview

     The Company was incorporated September 26, 2003 to engage in the acquisition, exploration, and, if warranted, the development of properties containing precious and base metals and uranium. In particular, the Company’s activities since incorporation have focused on the financing of exploration of the following projects

Project	Type	Location	Status
Picachos	Copper, Gold	Mexico	Active
Irhazer and In Gall Concessions	Uranium	Niger	Transferred to Niger Uranium
Waterbury	Uranium	Saskatchewan, Canada	Dropped
North Rae Uranium	Uranium	Quebec, Canada	Dropping
Daniel Lake	Uranium	Quebec, Canada	Dropping
Bear	Copper, Gold	Northwest Territories, Canada	Dropped
Fire Fly	Uranium	Utah, United States	Dropped

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

     A. Operating Results

     The Company commenced operations during September 2003. From September 26, 2003 through March 31, 2009, Management has devoted most of its time and resources towards (i) organizing the Company, (ii) acquiring various property interests, (iii) evaluating properties for acquisition, and (iv) conducting initial exploration of some of its properties. During this time, no revenues from operations were realized.

     The net loss from operations for the year ended December 31, 2008 was $2,790,811 ($0.03 per share) compared to a net income of $11,745,384 ($0.11 per share) in 2007, a decrease of $14,536,195. The comparative decrease related to gain on disposition of the Irhazer and In Gall projects from the Niger Uranium Limited (“Niger Uranium”) transaction in 2007 and the subsequent write down of the investment in Niger Uranium.

     The net loss from operations for the three months ended March 31, 2009 was $785,984 ($0.01 per share) compared to a loss of $460,575 ($0.00 per share) for the corresponding period in 2008. The increased loss was a result of travel and consulting fees with respect to its investigation of potential mining prospects in Vietnam, as well as non-cash stock based compensation.

     The table below shows the costs of exploration incurred by the Company on its exploration projects.

	For the three months				Cumulative
	ended March 31, 2009		Expenditures for the Year		Since
	and 2008		ended December 31		Inception
Project, Location	2009	2008	2008	2007	2008
		$		$	$
Irhazer and In Gall, Niger *	--	--	--	550,002	--
Pichachos, Mexico	64,688	99,067	282,695	819,778	2,470,189
North Rae, Canada	40,825	208,512	232,189	2,364,812	3,564,856
Daniel Lake, Canada	40,825	67,744	142,296	404,590	546,886
Waterbury Project, Canada			--	789,481	--
Interest	(10,506)	(133,862)	(360,077)	(690,155)	(944,867)
Government rebates, disposals and cost recoveries	--	--	(1,644,997)	(1,446,672)	(1,644,997)
TOTAL			(1,347,894)	2,791,836	3,992,067

     * Irhazer and InGall, Niger: $1,330,497 of exploration costs were written off as part of the sale of the properties to Niger Uranium Ltd in 2007.

     The Company has funded operations since its incorporation (September 26, 2003) through the net proceeds of various financings and from the proceeds of the sale of its interests in uranium prospects in Niger to Niger Uranium.

     In November 2003 the Company issued 2,000,000 Special Warrants (pre-stock split) at a price of $0.10 per Special Warrant, resulting in gross proceeds of $200,000. Each Special Warrant entitled the holder thereof to acquire, without additional payment and subject to adjustment pursuant to the Special Warrant Certificates, one share of common stock (“Share”). A Prospectus dated January 9, 2004 qualified the distribution of 2,000,000 Shares (pre-stock split) issued by the Company, without additional payment, upon the exercise of the 2,000,000 Special Warrants (pre-stock split).

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

     On October 15, 2008 the Company completed a non-brokered private placement of 20,000,000 of its Shares, at a price of $0.05 per Share, receiving gross proceeds of $1,000,000.

     B. Liquidity and Capital Resources

     At March 31, 2009 the Company had cash and short-term investments of $6,948,405 and working capital of $9,380,780 (March 31, 2008 - $12,431,914 and $9,839,503, respectively). At December 31, 2008 the Company had a cash and short-term investments of $7,487,226 and working capital of $10,089,574 (2007 - $13,224,013 and $10,340,862, respectively).

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

     During the year ended December 31, 2008, the Company’s cash position, including short-term investments, decreased by $5,736,787. The Company used $6,091,915 for its operating activities, $3,312,134 of which was for income taxes payable for the year ended December 31, 2007 (as a result of its sale of its interests in Niger to Niger Uranium.

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

     For the next twelve months, in the event its options on the North Rae and Daniel Lake properties are terminated, the Company anticipates that it will require approximately $2,200,000 to (i) satisfy its exploration/option/purchase payment obligations for its property interests, and (iii) pay for expenses related to administration, salaries, and shareholder and public relations activities. The Company anticipates it will pay for these requirements from its working capital.

     Since all of its property interests are only at the exploration stage, the Company has no sources of revenue other than interest earned on its cash. The primary source of funding for the Company is the issue of equity capital. The Company’s capital requirements in the future will be largely dependant upon the success of its various exploration programs. Until such time as a feasibility study is completed and a production decision is made with regard to one of the Company’s properties, it is expected that the only available source of future capital will be through the issuance of additional equity shares. The availability of equity capital, and the price at which additional equity could be issued, is dependent upon the success of the Company’s exploration activities, and upon the state of the capital markets generally. See “Item 3. Key Information. D. Risk Factors.”

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

     F. Tabular Disclosure of Contractual Obligations.

     Assuming the Company’s options on the North Rae and Daniel Lake properties are terminated, the Company’s only remaining contractual obligations is in connection with its option to acquire a 70% interest in properties in Mexico's Durango provinces (the “Picachos Project”).

     The payments and required exploration expenditures described in the following table are optional by the Company. If the Company does not make any payment, or incur the required exploration expenditures, the Company will only lose its interest in that particular property. Reference is made to “Item 4. Information on the Company. D. Property, Plants and Equipment” for a description of the Company’s obligations regarding its various property interests.

		Payments due by Period
	TOTAL	LESS THAN	1-3 YEARS	3-5 YEARS	MORE THAN
		ONE YEAR			FIVE YEARS
Option Payments or Exploration Expenditures Necessary to Retain Property Interests at July 15, 2009***
Payments relating to Picachos Project	US$2,500,000* US$200,000**	US$2,500,000* US$200,000**	0	0	0
TOTAL	US$2,500,000 * US$200,000**	US$2,500,000* US$200,000 **	0	0	0

     * Required exploration expenditures.
     ** Required option payments.
     *** Assumes Company’s options on North Rae and Daniel Lake properties are terminated.

Item 6. Directors, Senior Management and Employees.

     A. Directors and Senior Management.

Directors and Officers.

     At July 10, 2009 the names, municipalities of residence and principal occupations of the directors and officers of the Company were as follows:

NAME & MUNICIPALITY	POSITION WITH	PRINCIPAL OCCUPATION	AGE
OF RESIDENCE	COMPANY
John P. Lynch	Chief Executive Officer,	Businessman; President, Universal	48
Toronto, Ontario	President, Director	Packaging Systems Inc. since 2003
Canada

Raphael Danon,	Chief Financial Officer	Chartered Accountant	33
Toronto, Ontario
Canada

Anton Esterhuizen	Director	Geologist, Managing Director –	57
South Africa		Pangea Exploration (Pty)

David Subotic	Director	Chief Executive Officer-Asian Coast	34
Toronto, Ontario		Development Ltd

Alex Dementev	Chief Geologist	Chief Geologist – NWT Uranium	49
		Corp.

John Zorbas	Managing Director	Relations Manager	39

     John P. Lynch was appointed President and Chief Executive Officer of the Company on June 16, 2008. Mr. Lynch has a bachelor degree in Administrative and Commercial Studies from Western University. He is currently President of Universal Packaging, a packaging company operating throughout North America. Mr. Lynch estimates he spends approximately 95% of his time on the Company’s affairs.

     Raphael Danon was appointed Chief Financial Officer on July 29, 2008. Mr. Danon is a chartered accountant, who received a Bachelors of Administrative Studies, with a honors degree in accounting from York University. He is also the Interim Chief Financial Officer, and Vice President of Finance of Asian Coast Development, a company engaged in the establishment of a golf course resort in Vietnam. Mr. Danon spends approximately 65% of his time on the Company’s affairs.

     Anton Esterhuizen, M.Sc., B.Sc. (Hons), is an experienced geologist with extensive experience in Africa. Among his career highlights, he is credited with the discovery and evaluation of the Xstrata Group's high-grade Rhovan vanadium deposit in South Africa, the re-evaluation of the Burnstone gold deposit, also in South Africa, and a number of Tanzanian gold deposits. At present, Mr. Esterhuizen is Managing Director of Pangea Exploration (Pty) Limited in Johannesburg and a director of Tanzanian Royalty Exploration Corporation. Mr. Esterhuizen is a fellow of the Geological Society of South Africa and the first recipient of the Des Pretorius Memorial Award for outstanding work in economic geology in Africa. He also received the Dreyer Award from the Society for Mining Metallurgy and Exploration Inc. (USA) for outstanding achievements in applied economic geology, one the world's most prestigious awards for exploration.

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

     Alex Dementev was educated in Russia and holds a Masters Degree of Applied Physics and a Post-Graduate degree in Analytical Chemistry, specializing in the trace analysis of platinum and gold. His line of work include advanced chemical analysis, geochemical and geophysical research, and surveys conducted in Russia, Asia, Canada, and South Africa.

     John Zorbas is managing director of the Company, but does not serve on its Board of Directors, responsible for overseeing the Company’s property interests. He also served as President of MGM Productions Group Inc., a private business finance company, as well as a director of ZorCorp Capital Holdings and Starline Capital Holdings Infrastructure Fund. Mr. Zorbas, who holds an Honors Bachelors degree in Economics from the University of Toronto, is a founding shareholder of Asian Coast Development Ltd., a developer of resort and hotel properties in Southeast Asia.

***

     Mr. David Weill and Mr. Marek Kreczmer are the sole members of the Company’s Advisory Board. Messrs. Weill and Kreczmer are periodically consulted by the Company on various matters.

     B. Compensation.

     The following table sets forth all annual and long-term compensation for services rendered in all capacities to the Company for the fiscal years ended December 31, 2008, 2007 and 2006 in respect of the individuals who served as the Chief Executive Officer and the Chief Financial Officer of the Company (collectively, the “Named Executives”). The Company had no other executive officers whose total salaries, bonuses and other compensation during the fiscal year ended December 31, 2008 exceeded $150,000.

Summary Compensation Table

All Other
			Annual Compensation		Long Term Compensation			Compensation
($)

Shares or
Units
					Securities	Subject to
				Other Annual	Under	Resale		All Other
Name and Principal		Salary	Bonus	Compensation	Option/SARs	Restriction	LTIP	Compensation
Position	Year Ended	($)	($)	($)	Granted (#)	s ($)	Payouts ($)	($)

John P. Lynch,	Dec. 31/08	Nil	$40,000	$109,664(2)	2,200,000(3)	Nil	Nil	$58,731
President and Chief	Dec. 31/07	Nil	Nil	Nil	200,000(4)	Nil	Nil	Nil
Executive Officer(1)	Dec. 31/06	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Marek J.	Dec. 31/08	Nil	Nil	$110,000(2)	200,000(6)	Nil	Nil	Nil
Kreczmer, former	Dec. 31/07	Nil	Nil	$202,719(2)	Nil	Nil	Nil	Nil
President and Chief	Dec. 31/06	Nil	$12,500	$120,833(2)	250,000	Nil	Nil	$12,750
Executive Officer(5)

Raphael Y.	Dec. 31/08	$32,971	$5,000	Nil	500,000	Nil	Nil	Nil
Danon, Chief	Dec. 31/07	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Financial Officer(7)	Dec. 31/06	N/A	N/A	N/A	N/A	N/A	N/A	N/A

William D.	Dec 31/08	Nil	Nil	$61,495(2)	Nil	Nil	Nil	Nil
Thomas, former	Dec. 31/07	Nil	Nil	$49,675(2)	250,000	Nil	Nil	Nil
Chief Financial	Dec. 31/06	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Officer(8)

Notes:
(1)	Mr. Lynch was appointed President and Chief Executive Officer of the Company effective June 16, 2008.
(2)	These amounts represent consulting fees.
(3)	Mr. Lynch was a member of the board of directors of Niger Uranium Limited during 2008. He was awarded stock options from Niger Uranium Limited as to acquire 150,000 ordinary shares of Niger Uranium.
(4)	These options were granted to Mr. Lynch in his capacity as a director of the Company.
(5)	Mr. Kreczmer ceased being an officer of the Company effective June 16, 2008.
(7)	Mr. Danon was appointed Chief Financial Officer of the Company effective July 29, 2008.
(8)	Mr. Thomas ceased being an officer of the Company effective July 29, 2008.

Option Grants

     The following table provides details on stock options granted to the Named Executives during fiscal 2008:

Name	Securities Under Options Granted (#)(1)	% of Total Options Granted in Financial Year(2)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
John P. Lynch	2,200,000	50.6%	$0.15	$0.12	Aug. 15, 2013
Marek J. Kreczmer	200,000	4.6%	$0.15	$0.12	Aug. 15, 2013
Raphael Y. Danon	500,000	11.5%	$0.15	$0.12	Aug. 15, 2013
William D. Thomas	Nil	0%	N/A	N/A	N/A

Notes:

1) Upon exercise in accordance with the terms thereof, each of these options entitles the holder thereof to acquire one Common Share.

(2) An aggregate of 4,350,000 options were granted by the Corporation to employees, directors, and officers and other service providers during fiscal 2008.

Aggregated Option Exercises and Financial Year End Values

     The following table sets forth information concerning each exercise of options by the Named Executives during the most recently completed financial year of the Company, and the financial year-end value of unexercised options held by the Named Executives, on an aggregated basis.

					Value of Unexercised in-the-
					Money Options/SARs at
			Unexercised Options/SARs at		December 31, 2008 ($)(1)
	Securities	Aggregate	December 31, 2008 (#)
	Acquired on	Value	Exercisable	Unexercisable	Exercisable	Unexercisable
Name	Exercise #	Realized $
John P. Lynch	Nil	Nil	2,325,000	75,000	Nil	Nil
Marek J. Kreczmer	Nil	Nil	200,000	Nil	Nil	Nil
Raphael Y. Danon	Nil	Nil	500,000	Nil	Nil	Nil
William D. Thomas	Nil	Nil	Nil	Nil	Nil	Nil

(3) The value of “in-the-money” options was calculated using the last traded price of the outstanding Common Shares on the TSX Venture Exchange on December 31, 2008 of $0.05 less the exercise price of “in-the-money” options. “In-the-money” options are options that can be exercised at a profit (i.e., the market value of the outstanding Common Shares is higher than the price at which they can be purchased from the Corporation).

Compensation of Directors

     The directors of the Company each receive an annual fee of $10,000 as compensation for their services as directors, as well as an additional fee of $1,000 for each meeting attended. In addition, the chairmen of each of the Audit and Compensation Committees of the board of directors receive an annual fee of $2,500, while the chairmen of all other committees of the board of directors receive an annual fee of $2,000. New directors of the Company are also entitled to receive an aggregate of 200,000 stock options pursuant to the stock option plan of the Corporation (the “Option Plan”).

     Directors who are not officers of the Company are also entitled to receive compensation to the extent that they provide services to the Corporation at rates that would be charged for such services by arm’s length parties. Except as set forth below, during the year ended December 31, 2008, no such compensation was paid to directors who are not officers of the Corporation. In connection with the extensive negotiation of the proposed transaction with Azimut Exploration Inc., an additional non-recurring $20,000 fee was paid to the three directors who remained on the board of directors during such time.

     Directors are also eligible to participate in the Option Plan on an on-going basis. As of July 15, 2009, an aggregate of 12,000,000 stock options had been granted under the Option Plan, of which an aggregate of 6,870,000 stock options had been granted to directors or former directors.

Employment Contracts

     On October 14, 2006, the Company entered into a consulting contract with Mr. Kreczmer, the former President and Chief Executive Officer of the Company, pursuant to which Mr. Kreczmer was paid a monthly management fee of $16,666.66. This agreement was terminated effective July 30, 2008.

     On July 16, 2007, the Company entered into a consulting contract with Mr. Thomas, initially as Controller and, effective September 1, 2007, as the Chief Financial Officer of the Company, pursuant to which, Mr. Thomas was paid a per diem of $500 per day. This agreement was terminated effective July 30, 2008.

     On August 15, 2008, the Company entered into a management services agreement with Reananaree Consulting Services (“RNC”) whereby the services of Mr. Lynch, the President and Chief Executive Officer of the Company, are made available to the Company. Pursuant to the contract, RNC is entitled to receive a monthly management fee of $16,666 (subject to any increases, if any, as determined by the board of directors) and certain other benefits. Under the agreement, RNC may receive, at the discretion of the board of directors, an annual bonus of between 100% and 400% of the annual management fee. The agreement may be terminated upon the provision of one month’s written notice by RNC.

     On July 29, 2008, the Company entered into an employment contract with Mr. Danon, the Chief Financial Officer of the Company, pursuant to which Mr. Danon is entitled to receive a base salary of $80,000 annually (subject to any increases, if any, as determined by the board of directors) and certain benefits. Under the agreement, Mr. Danon may receive, at the discretion of the board of directors, an annual bonus of between 20% and 400% of his base pay. The agreement may be terminated upon the provision of one month’s written notice by Mr. Danon.

Termination Agreements for Executive Officers and Directors

     Pursuant to RNC’s management services agreement with the Company, in the event of a “change of control” (as such term is defined in the contract) of the Company or termination of the agreement by the Company without “just cause” (as such term is defined in the contract), RNC is entitled to receive a lump-sum termination payment in an amount equal to 1.5 times the annual management fee and the prior year’s bonus or, if no bonus was paid in the prior year, a lump-sum payment in an amount equal to 2 times the annual management fee. In the event of such change of control or termination by the Company, all unvested options held by Mr. Lynch will thereupon fully vest. The contract contains non-competition and non-solicitation covenants of RNC and Mr. Lynch in favor of the Company for a period of 12 months following termination of the contract.

     Pursuant to Raphael Danon’s consulting agreement with the Company, in the event of a “change of control” (as such term is defined in the contract) of the Company or termination of the agreement by the Company without “just cause” (as such term is defined in the contract), Mr. Danon is entitled to receive a lump-sum payment in an amount equal to 1 times the annual base salary and the prior year’s bonus or, if no bonus was paid in the prior year, a lump-sum payment in an amount equal to 2 times the annual base salary. In the event of such change of control or termination by the Company, all unvested options held by Mr. Danon will thereupon fully vest.

Stock Option Plan

     The shareholders of the Company approved the Option Plan on June 26, 2007. The number of Common Shares reserved for issuance under the Option Plan may not exceed 10% of the total number of Common Shares issued and outstanding from time to time. At July 15, 2009, the Company had outstanding 126,131,343 Shares outstanding. An aggregate of 12,00,000 options have been granted by the Company under the Option Plan to date and none of these options have been exercised leaving 613,134 options available for future grant under the Option Plan (based upon 10% of the aggregate number of issued and outstanding Common Shares at July 15, 2009).

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

     Options may be granted under the Option Plan only to directors, officers, employees and other service providers subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the Common Shares may be listed or may trade from time to time. The number of Common Shares reserved for issue to any one person pursuant to the Option Plan within any one year period may not exceed 5% of the issued and outstanding Common Shares. The maximum number of Common Shares which may be reserved for issuance to insiders under the Option Plan, any other employer stock option plans or options for services is 10% of the aggregate number of issued and outstanding Common Shares at the date of grant (on a non-diluted basis). The maximum number of Common Shares which may be issued to insiders under the Option Plan, together with any previously established or proposed share compensation arrangements, within any one year period, is 10% of the aggregate number of issued and outstanding Common Shares. The maximum number of Common Shares which may be issued to any insider and his or her associates under the Option Plan, together with any previously established or proposed share compensation arrangements, within any one year period, is 5% of the aggregate number of issued and outstanding Common Shares at the date of grant (on a non-diluted basis). The maximum number of Common Shares which may be granted to any consultant under the Option Plan, any other employer stock option plans or options for services, within any one year period, is 2% of the aggregate number of issued and outstanding Common Shares at the date of grant (on a non-diluted basis). The maximum number of Common Shares which may be granted to any “investor relations person” under the Option Plan, any other employer stock option plans or options for services, within any one year period, is 2% of the aggregate number of issued and outstanding Common Shares at the date of grant (on a non-diluted basis).

     The exercise price of options issued may not be less than the market value of the Common Shares at the time the option is granted, subject to any discounts permitted by applicable legislative and regulatory requirements.

     Set forth below is a summary of the 12,000,000 outstanding options under the Option Plan to purchase Shares at July 15, 2009:

	Number of
	Common
	Shares Under	Date of	Expiry	Exercise
Holder	Option	Grant	Date	Price
All executive officers, past executive officers,	100,000	June 4, 2007	June 4, 2012	$0.72
directors, past directors of the Company, and	200,000	May 25, 2006	May 25, 2011	$0.68
key employees, as a group	4,300,000	August 15, 2008	August 15, 2013	$0.15
	5,000,000	February 13, 2009	February 13, 2014	$0.10
	100,000	August 28, 2007	August 28, 2012	$0.71
	1,700,000	July 9, 2009	July 9, 2014	$0.115

Advisory Group Members (not including past executive officers and directors)	200,000	May 21, 2009	May 21, 2013	$0.12

All other employees and past employees of the Company as a group	200,000	February 13, 2009	February 13, 2014	$0.12

Options/SARs Granted during Fiscal Year Ended December 31, 2008 and Period from January 1, 2009 through July 15, 2009

     During the year ended December 31, 2008, 4,300,000 stock options were granted to the Company’s executive officers and directors, and past executive officers and directors, and key employees. The following table sets out the options granted during the year ended December 31, 2008.

Name	Securities Under Options Granted (#)	% of Total Options granted to Employees in the Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
John Lynch	2,200,000	50.6%	$0.15	$0.12	August 15, 2013
Raphael Danon	500,000	11.5%	$0.15	$0.12	August 15, 2013
John Zorbas	1,000,000	23.3%	$0.15	$0.12	August 15, 2013
Marek Kreczmer*	200,000	4.7%	$0.15	$0.12	August 15, 2013
Others	400,000	9.4%	$0.15	$0.12	August 15, 2013
  Mr. Kreczmer resigned as Chief Executive Officer and President effective July 31, 2008. The options were granted to him on August 13, 2008 in his capacity as a member of the Company’s Advisory Board.

     During the period from January 1, 2009 through July 15, 2009, 7,100,000 stock options were granted to the Company’s executive officers and directors, and past executive officers and directors, employees, and members of its Advisory Board. The following table sets out the options granted during the period from January 1, 2009 through July 15, 2009.

Name	Securities Under Options Granted (#)	% of Total Options granted in the Period January 1, 2009 through July 15, 2009	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
John Lynch	1,370,000	19.30%	$0.10	$0.07	February 13, 2014
	700,000	9.86%	$0.115	$0.115	July 9, 2014
Anton J. Esterhuizen	700,000	9.86%	$0.10	$0.07	February 13, 2014
David Subotic	700,000	9.86%	$0.10	$0.07	February 13, 2014
Raphael Danon	660,000	9.30%	$0.10	$0.07	February 13, 2014
John Zorbas	1,370,000	19.30%	$0.10	$0.07	February 13, 2014
	1,000,000	14.08%	$0.115	$0.115	July 9, 2014
Marek Kreczner*	200,000	2.82%	$0.10	$0.07	February 13, 2014
Alex Dementev	75,000	1.06%	$0.10	$0.07	February 13, 2014
Nadir Mirza	75,000	1.06%	$0.10	$0.07	February 13, 2014
Miriam Martin	50,000.70%		$0.10	$0.07	February 13, 2014

Name	Securities Under Options Granted (#)	% of Total Options granted in the Period January 1, 2009 through July 15, 2009	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date

David Weill	200,000	2.82%	$0.12	$0.12	May 21, 2013
  Mr. Kreczmer resigned as Chief Executive Officer and President effective July 31, 2008. The options were granted to him on February 13, 2009 in his capacity as a member of the Company’s Advisory Board.

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

     At June 30, 2009 the Company had no warrants outstanding.

     C. Board Practices.

     The directors of the Company at July 15, 2009 were as follows:

NAME	POSITION	DATE APPOINTED DIRECTOR
John P. Lynch	President, CEO and Director	May 26, 2007
Anton Esterhuizen	Director	May 25, 2006
David Subotic	Director	July 5, 2007

Composition of the Audit Committee

     The Company’s audit committee is comprised of the entire board of directors. Each of the directors are considered to be “independent” other than Mr. John Lynch, the Company’s president and chief executive officer.

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

     The Board as a whole reviews on an annual basis the adequacy and form of compensation of directors to ensure that the compensation of the Board reflects the responsibilities, time commitments, and risks involved in being a responsible director. The directors of the Company receive annual fees for their service as directors, as well as additional fees for each meeting attended. All directors are also eligible to participate in the Option Plan. See “Item 6. Directors, Senior Management and Employees. Compensation of Directors”.

     In addition, the Board as a whole reviews the compensation paid to the President and Chief Executive Officer, and any other key executive officers of the Company. In reviewing such compensation, the Board evaluates the achievements of the executive officer against corporate goals and objectives, as well as overall corporate performance.

Other Board Committees

     The Board currently has no standing committees other than the audit and compensation committees.

D. Employees

     The Company has a total of three employees, two of which act in a management capacity: John Lynch, its Chief Executive Officer and President, and Raphael Danon, its Chief Financial Officer. In addition, Alex Dementev serves as the Company’s Chief Geologist.

E. Share Ownership.

     The following table sets forth the shareholdings of the Company’s directors and senior management at June 30, 2009.

NAME	POSITION	NUMBER OF SHARES OWNED*	PERCENTAGE OF OUTSTANDING SHARES**
John P. Lynch	President, CEO, Director	2,008,000	1.59%
Anton Esterhuizen	Director	0	0
David Subotic	Director	4,200,000***	3.33%
Raphael Danon	Chief Financial Officer	35,500	0.0287%
Officers & Directors, as a group		6,243,500	4.95%

     *These amounts do not reflect the Shares the Company’s officers and directors can each acquire pursuant to the exercise of options, as set forth in the following table.

     ** At June 30, 2009 the Company had 126,131,342 Shares outstanding.

     *** This amount reflects 4,200,000 Shares owned by WPFC Financial, a private company that Mr. Subotic owns 50% of. The other 50% of WPFC is owned by an unrelated party.

     The following table sets forth share options held by the Company’s directors and senior management, key employees, and members of its Advisory Board at July 15, 2009:

Name	Number of Shares	Exercise Price $	Grant Date	Expiration Date
John B. Lynch	100,000	0.72	June 4, 2007	June 4, 2012
	100,000	0.71	August 28, 2007	August 28, 2012
	2,200,000	0.15	August 15, 2008	August 15, 2013
	1,370,000	0.10	February 13, 2009	February 13, 2014
	700,000	0.115	July 9, 2009	July 9, 2014
Total	4,470,000

Anton Esterhuizen	200,000	0.68	May 25, 2006	May 25, 2011
	200,000	0.15	August 15, 2008	August 15, 2013
	700,000	0.10	February 13, 2009	February 13, 2014
Total	1,100,000

David Subotic	200,000	1.03	July 4, 2007	July 4, 2012
	200,000	0.15	August 15, 2008	August 15, 2013
	700,000	0.10	February 13, 2009	February 13, 2014
Total	1,100,000

Raphael Danon	500,000	0.15	August 15, 2008	August 15, 2013
	660,000	0.10	February 13, 2009	February 13, 2014
Total	1,160,000

John Zorbas	1,000,000	0.15	August 15, 2008	August 15, 2013
	1,370,000	0.10	February 13, 2009	February 13, 2014
	1,000,000	0.115	July 9, 20019	July 9, 2014
Total	3,370,000

Marek Kreczmer*	200,000	0.15	August 15, 2008	August 15, 2013
	200,000	0.10	February 13, 2009	February 13, 2014
Total	400,000

Alex Dementev	75,000	0.10	February 13, 2009	February 13, 2014

David Weill	200,000	0.12	May 21, 2009	May 21, 2013

*Mr. Kreczmer resigned from the Board of Directors on June 16, 2008. On that date he was succeeded as President and Chief Executive Officer by John Lynch. The options granted him were in his capacity as a member of the Company’s Advisory Board.

Item 7. Major Shareholders and Related Party Transactions.

     A. Major Shareholders.

     At July 15, 2009, the Company had 126,131,342 Shares outstanding. At such date Management is unaware of any person owning beneficially 5% or more of the Company’s outstanding Shares At June 23, 2009, the Company had 24 U.S. shareholders of record, holding 18,840,848 Shares, which represented 14.9% of the Company’s outstanding Shares. At such date, there were no arrangements, the operation of which could result in a change of control. All shareholders have the same voting rights with respect to the Shares.

     B. Related Party Transactions.

     During the year ended December 31, 2008, the Company paid or accrued consulting and directors fees of $624,422 (2007 - $388,767) to former or current officers and former or current directors of the Company. During the three months ended March 31, 2009 the Company paid or accrued consulting fees of $84,996 to current officers and directors of the Company.

     During the year ended December 31, 2008, a receivable of $585,859 was collected from Niger Uranium for expenditures incurred and management fees paid in relation to the In Gall and Irhazer properties.

     These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The amounts due to related parties are unsecured, non-interest bearing and repayable on demand.

     At July 15, 2009 the Company owned approximately 33.8% of Niger Uranium’s 117,504,358 outstanding shares. In August 22, 2007 Mr. Marek Kreczmer, the Company’s President and Chief Executive Officer at the time, was appointed Niger Uranium’s Managing Director and Chief Executive Officer and to its Board of Directors. On January 5, 2008 Mr. Kreczmer resigned as Niger Uranium’s Chief Executive Officer, and on June 6, 2008 he resigned from the board of directors. Mr. Wayne Beach, a former director of the Company, and Mr. John Lynch, a director of the Company at the time and recently appointed Chief Executive Officer of the Company, were appointed non-executive directors of Niger Uranium. Mr. Lynch has been granted options to acquire 150,000 ordinary shares of Niger Uranium. Mr. Beach resigned from Niger Uranium’s Board of Directors on February 11, 2009. In May 2009, Mr. Raphael Danon, the Company’s Chief Financial Officer, was appointed to the Board of Directors of Niger Uranium. As of June 30, 2009 Mr. Danon had not been granted any stock options in Niger Uranium.

     Other than as described above, no executive officer, director, or person owning at least 5% of the Company’s outstanding shares, or affiliate thereof, has or has had any material interest, directly or indirectly, in any transaction involving the Company since January 1, 2008, or in any proposed transaction involving the Company.

Item 8. Financial Information.

     A. Consolidated Statements and Other Financial Information.

     Reference is made to “Item 18. Financial Statements” for the financial statements included in this Annual Report.

     For the year ended December 31, 2007 the Company restated its financial statements, as described in Note 17 to the Company’s audited financial statements for the year ended December 31, 2008, reported on by MSCM LLP, Chartered Accountants. Based upon a revaluation of the nature of the relationship between the Company and Niger Uranium, the Company determined that it never exerted significant influence over Niger Uranium. As a result of this determination, Management determined that accounting for the Company’s investment in Niger Uranium under the equity method was not appropriate in 2007. Consequently, the investment was reclassified as an available-for-sale financial instrument recorded initially at fair value with changes in fair value reflected through other comprehensive income until the investment is derecognized or impaired. The effect of this restatement as at December 31, 2007 and for the year ended December 31, 2007 has been to increase the carrying value of the investment by $1,084,666, increase net comprehensive income and accumulated other comprehensive income by $770,112, and increase future income tax liability by $314,553.

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

     B. Significant Changes.

      There have been no significant changes since the Company’s unaudited financial statements at March 31, 2009.

Item 9. The Offer and Listing.

     A. Offer and Listing Details.

     The Company’s Shares commenced trading (i) on the TSX Venture Exchange in Canada on March 19, 2004 under the symbol “NWT,” (ii) on the Berlin Stock Exchange on March 30, 2004 (“NMV”), (iii) the Frankfurt Stock Exchange on April 5, 2004 (“NMV”), and (iv) on the NASD OTC Bulletin Board on August 25, 2004 (“NWTMF”).

     Following is information on the trading history of the Company’s Shares:

     The low and high market prices for the Shares, on a quarterly basis, for the past two years, on the TSX Venture Exchange are as follows:

TSX Venture Exchange
MONTH AND YEAR	LOW	HIGH
January – March 2007	0.56	0.89
April – June 2007	0.67	1.33
July – September 2007	0.51	1.15
October 2007- December 2007	0.44	0.75
January – March 2008	0.28	0.61
April 2008- June 2008	0.19	0.32
July 2008 – September 2008	0.07	0.22
October 2008–December 2008	0.02	0.08

     The low and high market prices for the Shares on the TSX Venture Exchange for the period December 1, 2008 to May 31, 2009 are as follows:

TSX VENTURE EXCHANGE
DATE	LOW	HIGH
January 2009	0.05	0.10
February 2009	0.05	0.09
March 2009	0.05	0.10
April 2009	0.10	0.18
May 2009	0.12	0.17
June 2009	0.13	0.16

     The closing price of the Shares on the TSX Venture Exchange on July 3, 2009 was $0.14.

     The low and high market prices for the Shares, on a quarterly basis, for the past two years, on the Berlin Stock Exchanges and Frankfurt Stock Exchanges are as follows:

BERLIN STOCK EXCHANGE (EUROS)
MONTH AND YEAR	LOW	HIGH
January – March 2007	0.37	0.52
April – June 2007	0.43	0.90

BERLIN STOCK EXCHANGE (EUROS)
MONTH AND YEAR	LOW	HIGH
July – September 2007	0.40	0.75
October – December 2007	0.30	0.47
January – March 2008	0.17	0.41
April – June 2008	0.10	0.19
July – September 2008	0.04	0.11
October – December 2008	0.01	0.07

BERLIN STOCK EXCHANGE (EUROS)
MONTH AND YEAR	LOW	HIGH
January 2009	0.02	0.05
February 2009	0.02	0.05
March 20098	0.02	0.05
April 2009	0.05	0.10
May 2009	0.07	0.09
June 2009	0.08	0.12

FRANKFURT STOCK EXCHANGE (EUROS)
MONTH AND YEAR	LOW	HIGH
January – March 2007	0.37	0.54
April – June 2007	0.46	0.861
July – September 2007	0.41	0.751
October – December 2007	0.37	0.50
January – March 2008	0.20	0.44
April – June 2008	0.12	0.21
July – September 2008	0.04	0.13
October – December 2008	0.01	0.07

FRANKFURT STOCK EXCHANGE (Euros)
MONTH AND YEAR	LOW	HIGH
January 2009	0.03	0.07
February 2009	0.03	0.06
March 2009	0.03	0.06
April 2009	0.06	0.11
May 2009	0.08	0.10
June 2009	0.08	0.12

     At July 6, 2009, one Euro, as quoted by Reuters and other sources at 4 P.M. Eastern Time for New York foreign exchange selling rates (for bank transactions of at least $1,000,000), equaled $1.3979 in U.S. dollars. (Source: The Wall Street Journal)

     The low and high market prices for the Shares, on a quarterly basis, for the past two years, on the OTC Bulletin Board are as follows:

OTC BULLETIN BOARD (US $)
MONTH AND YEAR	LOW	HIGH
January – March 2007	0.465	0.725
April – June 2007	0.65	1.23
July – September 2007	0.48	1.08
October – December 2007	0.438	0.90
January – March 2008	0.31	0.59
April – June 2008	0.18	0.38
July – September 2008	0.07	0.20
October – December 2008	0.01	0.08

OTC BULLETIN BOARD (US $)
MONTH AND YEAR	LOW	HIGH
January 2009	0.04	0.09
February 2009	0.03	0.08
March 2009	0.02	0.08
April 2009	0.07	0.14
May 2009	0.07	0.15
June 2009	0.11	0.15

     The closing price of the Shares on both the Berlin Stock Exchange and Frankfurt Stock Exchange on July 3, 2009 was 0.10 Euros. The closing price of the Shares on the OTC Bulletin Board on July 3, 2009 was US $0.12.

     B. Plan of Distribution.

          Not applicable.

     C. Markets

          (see A. above)

     D. Selling Shareholders.

          Not applicable.

     E. Dilution

          Not applicable.

     F. Expenses of the Issue.

          Not applicable.

Item 10. Additional Information.

     A. Share Capital.

          Not Applicable.

      B. Certificate and Articles of Incorporation

Common Shares

     The Company is authorized to issue an unlimited number of Common Shares (“Shares”), with no par value.

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

     Provisions as to the modification, amendment or variation of such rights and provisions are contained in the Business Companies Act (Ontario) (the “Act”) and the regulations promulgated thereunder. Certain fundamental changes to the articles of the Company will require the approval of two-thirds of the votes cast on a resolution submitted to a special meeting of the Company’s shareholders called for the purpose of considering the resolution. These items include (i) an amendment to the provisions relating to the outstanding capital of the Company, (ii) a sale of all or substantially all of the assets of the Company, (iii) an amalgamation of the Company with another company, other than a subsidiary, (iv) a winding-up of the Company, (v) a continuance of the Company into another jurisdiction, (vi) a statutory court approved arrangement under the Act (essentially a corporate reorganization such as an amalgamation, sale of assets, winding-up, etc.), and (vii) a change of name.

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

     B. Directors

     Pursuant to Section 132 of the Business Corporation Act (Ontario) (“OBCA”), a director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with us shall disclose to us the nature and extent of that interest and shall not vote on any resolution to approve such contract or transaction.

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

     Section 184 of the OBCA provides that the board may from time to time on our behalf, without authorization of shareholders:

  borrow money upon Company credit;
  issue, reissue, sell or pledge debt obligations of the Company;
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

     There are no provisions in either the Company’s Articles of Incorporation or Bylaws that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiary.

     There are no by-law provisions governing the ownership threshold above which shareholder ownership must be disclosed.

     D. Material Contracts

1.

Consulting Agreement with Primoris Group Inc. (“Primoris Group”), dated March 29, 2007. Under the terms of this agreement, Primoris Group was to provide investor relations services to the Company for one year. Primoris Group received $8,500 per month and was been granted stock options to acquire 200,000 Shares at an exercise price of $0.81 per Share, with an expiration date of April 17, 2012. This agreement was terminated in November 2008, and the options terminated.

2.

Option Agreement dated December 22, 2006 with Yamana Gold Inc.with Yamana, concerning the Picachos Project. Reference is made to “Item 4. Information on the Company. D. Property, Plants and Equipment.” for a description of the agreement.

3.

Option Agreement dated January 24, 2007 with Azimut Exploration Inc. regarding the Daniel Lake Property, Quebec, Canada. Reference is made to “Item 4. Information on the Company. D. Property, Plants and Equipment.” for a description of the agreement.

4.

Option Agreement dated January 29, 2007 with Azimut Exploration Inc. regarding the North Rae Property, Quebec, Canada. Reference is made to “Item 4. Information on the Company. D. Property, Plants and Equipment.” for a description of the agreement.

5.

Agreement between Northwestern Mineral Ventures Inc. and UraMin Inc., dated as of June 1, 2007, relating to the Company mining interests in the Republic of Niger. Reference is made to “Item 4. Information on the Company. D. Property, Plants and Equipment.” for a description of the agreement.

6.

Letter of Intent dated March 2, 2006 between Northwestern Mineral Ventures Inc. and Azimut Exploration Inc. Reference is made to “Item 4. Information on the Company. D. Property, Plants and Equipment.” for a description of the Letter of Intent.

7.

Executive Employment Agreement dated July 29, 2008 between NWT Uranium Corp. and Raphael Danon. Reference is made to “Item 6. Directors, Senior Management and Employees.” for a description of the material terms of this agreement.

8.

Management Services Agreement dated August 15, 2008 between NWT Uranium Corp., Reananaree Consulting Services, and John P. Lynch, whereby the services of Mr. Lynch, the President and Chief Executive Officer of the Company, are made available to the Company. Reference is made to “Item 6. Directors, Senior Management and Employees.” for a description of the material terms of this agreement.

10.

Termination Agreement dated July 5, 2008 between NWT Uranium Corp. and Azimut Exploration Inc. Reference is made to “Item 4. Information on the Company. D. Property, Plants and Equipment.” for a description of this agreement.

11.	Consulting Agreement dated December 10, 2008 with Chroma International. Reference is made to “Item 4. Information on the Company. B. Business Overview.” for a description of this agreement.

12.

Termination Agreement dated July 8, 2009 between NWT Uranium Corp. and Azimut Exploration Inc. Reference is made to “Item 4. Information on the Company. D. Property, Plants and Equipment.” for a description of this agreement.

     The above descriptions of the Company’s agreements are summaries only. The full agreements are set forth at “Item 19. Exhibits.”

     E. Exchange Controls.

     There are no laws, governmental decrees or regulations in Canada that restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our shares, other than withholding tax requirements. Reference is made to “Item 10E. Taxation.”

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

     Management of the Company believes that it is not currently a "non-Canadian" for purposes of the Investment Canada Act. If the Company were to become a "non-Canadian" in the future, acquisitions of control of Canadian businesses by the Company would become subject to the Investment Canada Act. Generally, the direct acquisition by a "non-Canadian" of an existing Canadian business with gross assets of $5,000,000 or more is reviewable under the Investment Canada Act, with thresholds of $223 million and $237 million for transactions closing in 2003 and 2004, respectively, for "WTO investors" as defined under the Investment Canada Act. If the Company were to become a “non-Canadian” in the future, Management believes the Company would likely become a “non-Canadian” which is a “WTO investor.” Generally, indirect acquisitions of existing Canadian businesses (with gross assets over certain threshold levels) are reviewable under the Investment Canada Act, except in situations involving “WTO investors” where indirect acquisitions are generally not reviewable. In transactions involving Canadian businesses engaged in the production of uranium, providing financial services, providing transportation services or which are cultural businesses, the benefit of the higher “WTO investor” thresholds do not apply.

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

     Investments which are reviewable under the Investment Canada Act are reviewed by the Minister, designated as being responsible for the administration of the Investment Canada Act. Reviewable investments, generally, may not be implemented prior to the Minister’s determining that the investment is likely to be of "net benefit to Canada" based on the criteria set out in the Investment Canada Act. Generally investments by non-Canadians consisting of the acquisition of control of Canadian businesses which acquisitions are otherwise non-reviewable or the establishment of new Canadian businesses require that a notice be given under the Investment Canada Act in the prescribed form and manner.

     Any proposed take-over of the Company by a “non-Canadian” would likely be subject only to the simple “notification” requirements of the Investment Canada Act as in all likelihood that non-Canadian would be a “WTO investor” for purposes of the Investment Canada Act. Generally, a “WTO investor” is an individual, other than a Canadian, who is a national of a country that is a member of the World Trade Organization. In the case of a person that is not an individual, a WTO investor is a person that generally, is ultimately controlled by individuals, other than Canadians, who are nationals of a WTO member. Currently there are 134 countries that are members of the WTO, including virtually all countries of the Western world. The Company would have to have an asset base of at least before the “reviewable” transaction provisions of the Investment Canada Act became relevant for consideration by a third party non-Canadian acquirer, which is not a WTO investor.

     F. Taxation

Certain Canadian Federal Income Tax Consequences – General

     The following is a brief summary of the principal Canadian federal income tax consequences generally applicable to a person who holds common shares of the Company and who, at all relevant times for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and the Canada - United States Tax Convention, 1980, as amended (the "US Treaty"), is or is deemed to be a resident solely of the United States,

  holds the common shares as capital property and as beneficial owner,

  does not and is not deemed to use or hold the common shares in or in the course of a business carried on in Canada, and does not carry on an insurance business in Canada and elsewhere,

     (a "US Holder")

     This summary is based on the facts set forth in this Form 20-F, the current provisions of the US Treaty, the Canadian Tax Act and regulations thereunder, and our understanding of the current published administrative and assessing policies and practices of the Canada Revenue Agency (the "CRA"), and takes into account all specific proposals to amend the Canadian Tax Act (the "Proposed Amendments") publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. It is assumed that all such amendments will be enacted as currently proposed, and that there will be no other change to any relevant law or administrative or assessing policy or practice, although no assurances can be given in this respect. Except as otherwise expressly set out herein, this summary also does not take into account any provincial, territorial or non-Canadian income tax law, the implications of which may differ from the Canadian federal income tax considerations.

     On September 21, 2007, the Minister of Finance (Canada) and the United States Secretary of the Treasury signed the fifth protocol to the US Treaty (the "Protocol") which includes amendments to many of the provision of the US Treaty, including significant amendments to the limitation on benefits provision. The Protocol will enter into force once it is ratified by both the Canadian and United States governments (or on January 1, 2008, if it is ratified in 2007) and will have effect in respect of withholding taxes, after the first day of the second month that begins after the date on which the Protocol enters into force. US Holders are urged to consult their own tax advisors to determine the impact of the Protocol and their entitlement to relief under the US Treaty based on their particular circumstances.

     The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Company's shares and no opinion or representation with respect to the Canadian federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of the Company's shares should consult with their own tax advisors about the federal, provincial, local and non-Canadian tax consequences of purchasing, owning and disposing of the Company's shares.

Dividends

     Dividends paid or credited or deemed to be paid or credited to a US Holder by the Company will be subject to Canadian withholding tax at the rate of 15% of the gross amount of the dividend (or 5% in the case of a US Holder that is a corporation beneficially owning at least 10% of the Company's "voting stock" within the meaning of the US Treaty). Dividends may be exempt from withholding tax in the case of some US Holders such as qualifying tax exempt entities.

Disposition of Common Shares

     A US Holder who realizes a capital gain on the actual or deemed disposition of a common share will not be subject to Canadian federal income tax under the Canadian Tax Act in respect of the capital gain unless such common share constitutes "taxable Canadian property" to the US Holder for purposes of the Canadian Tax Act and the US Holder is not exempt from Canadian federal income tax on such gain pursuant to the terms of the US Treaty.

     Generally, a common share owned by US Holder will not be taxable Canadian property of the US Holder at a particular time provided that, at that time,

  the common shares of the Company are listed on the TSX,

  neither the US Holder nor persons with whom the US Holder does not deal at arm's length alone or in any combination has owned 25% or more of the shares of any class or series of shares in the capital of the Company at any time in the previous five years, and the common share was not acquired in a transaction, a result of which it was deemed to be taxable Canadian property of the US Holder.

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

     A US Holder who is subject to Canadian federal income tax in respect of a disposition of a common share will realize a capital gain (or capital loss) equal to the amount by which the US Holder's proceeds of disposition, less reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the common share to the US Holder. In these circumstances, a US Holder who realizes a capital gain or capital loss in a taxation year will be required to include one half of the capital gain (the taxable capital gain) in income for Canadian federal income tax purposes, and may deduct one half of the capital loss (the allowable capital loss) against taxable capital gains incurred in respect of dispositions of taxable Canadian property, subject to and accordance with the provisions of the Canadian Tax Act and the US Treaty.

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

     The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our shares and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of our shares should consult their own tax advisors about the Federal, state, local, estate and foreign tax consequences of purchasing, owning and disposing of our shares.

US Holders

     As used herein, a “US Holder” includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for US tax purposes and any other person or entity whose ownership of our shares is effectively connected with the conduct of a trade or business in the United States. A US Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our shares is not effectively connected with conduct or trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on our Shares

     US Holders receiving dividend distributions (including constructive dividends) with respect to our shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits as defined under US Federal tax law, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the US Holder’s United States Federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the US Holder's adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares. Preferential tax rates for net capital gains are applicable to a US Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder that is a corporation.

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

     Dividends paid on our shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A US Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such US Holder owns shares representing at least 10% of our voting power and value. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

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

Foreign Tax Credit

     A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our shares may be entitled, at-the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s United States Federal income tax liability that the US Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of our shares should consult their own tax advisors regarding their individual circumstances.

Disposition of our Shares

     A US Holder will recognize a gain or loss upon the sale of our shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in our shares. This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the US Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the US Holder. Preferential tax rates for long-term gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Other Considerations

     In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of our shares:

Foreign Personal Holding Company

     If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% (50% in subsequent years) or more of our gross income for such year was derived from certain passive sources, we would be treated as a “foreign personal holding company”. In that event, US Holders that hold our shares (on the earlier of the last day of our tax year or the last date on which we were a foreign personal holding company) would be required to include in gross income for such year their allowable portions of such passive income to the extent we do not actually distribute such income.

Foreign Investment Company

     If 50% or more of the combined voting power or total value of our outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701 (a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a US Holder selling or exchanging our shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

     As a foreign corporation with US Holders, we could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1296 of the Code, if 75% or more of our gross income in a taxable year is passive income, or the average percentage of our assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%. Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income. US Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the shares of the PFIC are owned, in addition to treatment of any gain realized on the disposition of shares of the PFIC as ordinary income rather than as a capital gain. However, if the US Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing US Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed. A US Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions. Special rules apply to US Holders who own their interests in a PFIC through intermediate entities or persons.

     The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing US Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases, the basis of our shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized. A US Holder who has made a timely QEF election (as discussed below) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. The specific tax effect to the US Holder and the transferee may vary based on the manner in which our shares are transferred. Each US Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Shareholder Election

     These adverse tax consequences may be avoided, if the US Holder has elected to treat the PFIC as a qualified electing fund (a “QEF”) with respect to that US Holder effective for each of the PFIC's taxable years beginning on or after January 1, 1987, which include any portion of the US Holder’s holding period.

     The procedure a US Holder must comply with in making an effective QEF election will depend on whether the year of election is the first year in the US Holder's holding period in which we are a PFIC. If the US Holder makes a QEF election in such first year (i.e. a timely QEF election), then the US Holder may make the QEF election by simply filing the appropriate documents at the time the US Holder files his tax return for such first year. If, however, we qualified as a PFIC in a prior year, then in addition to filing documents, the US Holder must generally recognize gain as if it had sold the QEF stock on the first day of the taxable year in which the QEF election is made, if (i) the US Holder holds stock in the PFIC on that day, and (ii) the US Holder can establish the fair market value of the PFIC stock on that day. The US Holder will treat that deemed sale transaction as a disposition of PFIC stock and will, thereafter, be subject to the rules described below applicable to US shareholders of a QEF.

     In general, US shareholders of a QEF are taxable currently on their pro rata share of the QEF’s ordinary income and net capital gain regardless of whether such income or gain was actually distributed. A US Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions.

Mark to Market Election

     Effective for tax years of US Holders beginning after December 31, 1997, US Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such US Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made. A US Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of our shares as of the close of such tax year over such US Holder's adjusted basis in such shares. In addition, the US Holder is allowed a deduction for the lesser of (i) the excess, if any, of such US Holder's adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for our shares included by such US Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a US Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) our shares and we are a PFIC (“Non-Electing US Holder”), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A US Holder's adjusted tax basis in our shares will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election. A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

     The PFIC and QEF election rules are complex. US Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

     If more than 50% of the voting power of all classes of stock or the total value of our stock is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of our stock (“United States shareholder”), we could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would cause many complex results including the required inclusion by such United States shareholders in income of their pro rata share of our “Subpart F income” (as specially defined by the Code). If we are both a PFIC and controlled foreign corporation, we will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation. This rule generally will be effective for our taxable years ending with or within such taxable years of United States shareholders. In addition, under Section 1248 of the Code, a gain from the sale or exchange of shares by a US Holder who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the US Holders of our shares, a more detailed review of these rules is outside of the scope of this discussion.

     G. Statements by Experts.

     Not applicable.

     H. Documents on Display.

     Copies of the documents referred to in this annual report may be inspected during normal business hours, at Suite 1102, 70 York Street, Toronto, Ontario M5J 1S9 Canada.

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

     Pursuant to the requirements of Canada Multilateral Instrument 52-109, an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures and internal control over financial reporting was conducted as of December 31, 2008 under the supervision of management, including the Chief Executive Officer and the Chief Financial Officer. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were operating effectively under Canadian standards. However, the Company cannot state that its disclosure controls and procedures were operating effectively under United States standards.

Changes in Internal Controls over Financial Reporting

     The Company is unaware of any changes in our internal controls over financial reporting during our fiscal year ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

     The Company has evaluated, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of the Company’s financial controls and procedures as of December 31, 2008. Based upon the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our financial controls and procedures were effective at the reasonable assurance level.

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

Item 16A. Audit Committee Financial Expert

     The Company’s audit committee is comprised of the entire board of directors. Each of the directors are considered to be “independent” other than Mr. John Lynch, the Company’s president and chief executive officer. The Board of Directors has determined that David Subotic qualifies as its audit committee financial expert. Reference is made to “Item 6.A. Directors, Senior Management and Employees. Directors and Senior Management.” for a description of Mr. Subotic’s relevant experience.

Item 16B. Code of Ethics.

     The Company’s previous senior management requested the formulation of a Draft Proposal for a Code of Business Conduct and Ethics. However, no Code of Business Conduct and Ethics was ever adopted. With the change in senior management in the past year new Management has been focused on other issues, and has not the time to adopt a Code of Business Conduct and Ethics.

Item 16C. Principal Accountant Fees and Services

     The following chart summarizes the aggregate fees billed by the Company’s external auditors for professional services rendered to the Company during the fiscal years ended December 31, 2008 and 2007 for audit and non-audit related services:

Type of Work	Year Ended Dec. 31, 2008	Year Ended Dec. 31, 2007
Audit fees*	$56,650	$34,000
Audit-related fees**	Nil	$7,500
Tax advisory fees***	$3,000	$13,000
All other fees	Nil	Nil

Type of Work	Year Ended Dec. 31, 2008	Year Ended Dec. 31, 2007
Total	$59,650	$54,500

Notes

     Aggregate fees billed for the Company’s annual financial statements and services normally provided by the auditor in connection with the Company’s statutory and regulatory filings.

     **Aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as “Audit fees”, including: assistance with aspects of tax accounting, attest services not required by state or regulation and consultation regarding financial accounting and reporting standards.

     *** Aggregate fees billed for tax compliance, advice, planning and assistance with tax for specific transactions.

Item. 16 D. Exemptions from the Listing Standards for Audit Committees.

     Not Applicable.

Item 16 E. Purchases of Equity Services by the Issuer and Affiliated Purchasers.

     Not Applicable.

Item 16 F. Change in Registrant’s Certifying Accountant.

     Not Applicable.

Item 17. Financial Statements.

     See "Item 18. Financial Statements."

Item 18. Financial Statements.

     (1) Consolidated Balance Sheets of the Company as at December 31, 2008 and 2007, and Consolidated Statements of Operations, Shareholders’ Equity, Cash Flows and Interest in Exploration Properties, for each of the years in the three-year period ended December 31, 2008, and the cumulative period from inception to December 31, 2008. These statements were prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 14 to the consolidated financial statements for a description of the differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles.

     For the year ended December 31, 2007 the Company restated its financial statements, as described in Note 17 to the Company’s audited financial statements for the year ended December 31, 2008, reported on by MSCM LLP, Chartered Accountants. Based upon a revaluation of the nature of the relationship between the Company and Niger Uranium, the Company determined that it never exerted significant influence over Niger Uranium. As a result of this determination, Management determined that accounting for the Company’s investment in Niger Uranium under the equity method was not appropriate in 2007. Consequently, the investment was reclassified as an available-for-sale financial instrument recorded initially at fair value with changes in fair value reflected through other comprehensive income until the investment is derecognized or impaired. The effect of this restatement as at December 31, 2007 and for the year ended December 31, 2007 has been to increase the carrying value of the investment by $1,084,666, increase net comprehensive income and accumulated other comprehensive income by $770,112, and increase future income tax liability by $314,553.

     (2) Consolidated Balance Sheets of the Company as at December 31, 2007 and 2006, and Consolidated Statements of Operations, Shareholders’ Equity, Cash Flows and Interest in Exploration Properties, for each of the years in the three-year period ended December 31, 2007, and the cumulative period from inception to December 31, 2007. These statements were prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 13 to the consolidated financial statements for a description of the differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles.

     (3) Unaudited Consolidated Balance Sheet of the Company as at March 31, 2009, Unaudited Consolidated Statement of Operations for the three months ended March 31, 2009, Unaudited Consolidated Statement of Cash Flows for the three months ended March 31, 2009, Unaudited Consolidated Statement of Shareholders’ Equity from Commencement of Operations, September 26, 2003 to March 31, 2009, and Unaudited Consolidated Statement of Interest in Exploration Properties and Deferred Exploration Expenditures for the three months ended March 31, 2009.

Item 19. Exhibits.

      Exhibits. (Reference is made to Registration Statement on Form 20-F, dated March 9, 2004, submitted to the Securities and Exchange Commission on March 15, 2004, for exhibits 1 and 2. Reference is made to the Annual Report on Form 20-F, for the year ended December 31, 2004, dated July 19, 2005, submitted to the Securities and Exchange Commission on July 20, 2005, for exhibits 3.A-3.D. Reference is made to the Annual Report on Form 20-F, for the year ended December 31, 2005, submitted to the Securities and Exchange on June 30, 2006, for exhibits 3.E-3.G. Reference is made to the Annual Report on Form 20-F for the year ended December 31, 2006, dated July 12, 2007, submitted to the Securities and Exchange Commission on July 13, 2007 for Exhibits 3.H.-3.I. Reference is made to the Annual Report on Form 20-F for the year ended December 31, 2007, submitted to the Securities and Exchange Commission on July 15, 2008 for Exhibits 3.J-3.L)

1.	Certificate and Articles of Incorporation.

2.	By-Laws.

3.	List of Agreements.

A.	Option Agreement dated July 14, 2004 between RNC Gold Inc. and Northwestern Mineral Ventures Inc. concerning the Picachos Project.

B.	Letter of Intent dated May 19, 2005 between Northwestern Mineral Ventures Inc. and RNC Gold Inc. regarding Picachos Project.

C.	Amending Agreement dated October 14, 2005 between Northwestern Mineral Ventures Inc. and RNC Gold Inc.

D.	Letter of Intent dated March 2, 2006 between Northwestern Mineral Ventures inc. and Azimut Exploration Inc.

E.	Consulting Agreement dated October 14, 2006 between Northwestern Mineral Ventures Inc. and Marek Kreczmer.

F.	Option Agreement dated January 24, 2007 between Northwestern Mineral Ventures Inc. and Azimut Exploration Inc. Regarding the Daniel Lake Property.

G.	Option Agreement dated December 22, 2006 among Minera Tango, S.A. de C.V., Northwestern Mineral Ventures Inc., and Yamana Gold Inc.

H.	Consulting Agreement with Primoris Group dated March 29, 2007.

I.	Northwestern Mineral Ventures Inc. 2007 Stock Option Plan.

J.	Consulting Agreement dated July 16, 2007 between Northwestern Mineral Ventures Inc. and William Thomas.

K.	Agreement between Northwestern Mineral Ventures Inc. and UraMin Inc., dated as of June 1, 2007.

L.	Termination Agreement dated July 5, 2008 between NWT Uranium Corp. and Azimut Exploration Inc.

M.	Option Agreement dated January 9, 2007 between Northwestern Mineral Ventures Inc. and Azimut Exploration Inc. Regarding the North Rae Property.

N.	Consulting Agreement dated December 10, 2008 between NWT Uranium Corp. and Chroma International Limited.

O.	Executive Employment Agreement dated July 29, 2008 between NWT Uranium Corp. and Raphael Danon.

P.	Management Services Agreement dated August 15, 2008 between NWT Uranium Corp., Reananaree Consulting Services, and John P. Lynch.

Q.	Termination Agreement dated July 8, 2009 between NWT Uranium Corp. and Azimut Exploration Inc.

4.	Certifications

	12.1	Certification of Chief Executive Officer.

	12.2	Certification of Chief Financial Officer

5.	Certifications

	13.1	Certification of Chief Executive Officer

	13.2	Certification of Chief Financial Officer

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

NWT URANIUM CORPORATION

By: /s/ John Lynch
By: John Lynch
Title: President and Chief Executive Officer

Date: July 16, 2009

NWT URANIUM CORP.

(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2008 AND 2007 AND
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Expressed in Canadian Dollars)

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of NWT Uranium Corp. (formerly Northwestern Mineral Ventures Inc.) were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances. The significant accounting policies of the Company are summarized in Note 2 to the consolidated financial statements.

Management has established processes, which are in place to provide them with sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the years presented by the consolidated financial statements and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the years presented by the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

Auditors' Report

To the Shareholders of
NWT Uranium Corp. (formerly Northwestern Mineral Ventures Inc.)
(An Exploration Stage Company)

We have audited the consolidated balance sheet of NWT Uranium Corp. (formerly Northwestern Mineral Ventures Inc.) as at December 31, 2008 and the consolidated statements of operations, comprehensive (loss) income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2007 and 2006 and for the years then ended were audited by other auditors who expressed an unqualified opinion on those consolidated financial statements in their report dated April 2, 2008.

Signed: “MSCM LLP”

Chartered Accountants Licensed
Public Accountants

Toronto, Ontario
April 22, 2009

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) where there are events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated April 22, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when they are properly accounted for and adequately disclosed in the consolidated financial statements.

Signed: “MSCM LLP”

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
April 22, 2009

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31,	December 31,
	2008	2007
		(Note 17)

Assets

Current
Cash	$7,434,502	$905,473
Short term investments (Note 2)	52,724	12,318,540
Due from Niger Uranium Limited (Notes 10 and 11)	-	576,133
Amounts receivable and prepaid expenses	2,105,105	481,520
Income taxes recoverable	910,965	-

	10,503,296	14,281,666
Property expenditure advances	34,154	61,119
Fixed assets (Note 5)	482,811	676,627
Investment in Niger Uranium Limited (Note 11)	3,107,920	17,067,165
Interest in exploration properties and
deferred exploration expenditures (Note 6 and statement)	3,992,067	5,339,961

	$18,120,248	$37,426,538

Liabilities and Shareholders' Equity

Current
Accounts payable and accrued liabilities (Note 10)	$413,722	$628,670
Income taxes payable	-	3,312,134

	413,722	3,940,804
Future income tax liability (Note 12)	422,419	667,953

	836,141	4,608,757

Shareholders' equity (statement)	17,284,107	32,817,781

	$18,120,248	$37,426,538

NATURE OF OPERATIONS (Note 1)
COMMITMENTS AND CONTINGENCIES (Note 16)

APPROVED ON BEHALF OF THE BOARD:

Signed	"John Lynch"	, Director	Signed	"David Subotic"	, Director

The accompanying notes are an integral part of these consolidated financial statements. - 1 -

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

				Cumulative
				from
For the years ended December 31,	2008	2007	2006	inception
		(Note 17)

Expenses
Stock based compensation expense (Note 9)	$448,978	$359,082	$1,146,144	$2,871,855
Management and administrative services	699,308	571,805	560,289	2,095,585
Investor relations and promotion	15,858	203,920	366,021	1,255,827
Professional fees	1,020,286	467,627	178,797	1,809,047
Office and administration	350,282	122,493	97,447	716,090
Travel expenses	162,649	128,121	117,361	446,942
Shareholders information	143,083	146,493	53,947	389,771
Regulatory fees	26,946	32,098	49,740	257,275
Amortization	203,384	120,885	3,826	330,541
Government fees and taxes	6,500	8,871	19,503	34,874
Foreign exchange loss (gain)	13,453	48,390	(11,483)	51,935

	3,090,727	2,209,785	2,581,592	10,259,742

Net loss for the period before the following:	(3,090,727)	(2,209,785)	(2,581,592)	(10,259,742)
Gain on disposition of Irhazer and In Gall
Projects, Niger (Note 11)	-	19,260,008	-	19,260,008
Loss on disposition of fixed assets	(3,856)	-	-	(3,856)
Exploration properties and deferred exploration
expenditures written-off	-	(1,639,305)	(208,748)	(2,450,246)
Strategic Alliance fee	(657,882)	-	-	(657,882)

Net (loss) income for the year before (recovery of)
provision for corporate taxes:	(3,752,465)	15,410,918	(2,790,340)	5,888,282

(Recovery of) provision for corporate taxes (Note 12)
Current income taxes	(1,030,673)	3,312,134	-	2,281,461
Future income taxes	69,019	353,400	(368,856)	8,363

	(961,654)	3,665,534	(368,856)	2,289,824

Net (loss) income for the year	$(2,790,811)	$11,745,384	$(2,421,484)	$3,598,458

(Loss) income per share - basic and diluted	$(0.03)	$0.11	$(0.03)

Weighted average number of common shares - basic	110,404,493	105,337,248	95,891,751

Weighted average number of common shares - diluted	110,404,493	106,118,568	95,891,751

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Comprehensive (Loss) Income
(Expressed in Canadian Dollars)

				Cumulative
				from
For the years ended December 31,	2008	2007	2006	inception
		(Note 17)

Net (loss) income for the year	$(2,790,811)	$11,745,384	$(2,421,484)	$3,598,458

Other comprehensive (loss) income

Net unrealized (loss) gain on available-for-sale
investment	(14,250,841)	770,112	-	(13,480,729)

	$(17,041,652)	$12,515,496	$(2,421,484)	$(9,882,271)

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

				Cumulative
				from
For the years ended December 31,	2008	2007	2006	inception
		(Note 17)

Cash provided by (used in)
OPERATING ACTIVITIES
Net (loss) income for the period	$(2,790,811)	$11,745,384	$(2,421,484)	$3,598,458
Stock based compensation expense	448,978	359,082	1,146,144	2,871,855
Future income taxes	69,019	353,400	(368,856)	8,363
Interest income received and capitalized	360,077	690,155	391,338	1,441,570
Gain on disposition of Irhazer and In
Gall Projects, Niger	-	(19,260,008)	-	(19,260,008)
Loss on disposition of fixed assets	3,856	-	-	3,856
Amortization	203,384	120,885	3,826	330,541
Exploration properties and deferred exploration
expenditures written-off	-	1,639,305	208,748	2,450,246
Changes in non-cash working
capital items
Amounts receivable and prepaid expenses	75,477	(363,346)	(25,405)	(406,043)
Accounts payable and accrued liabilities	(238,577)	193,614	101,936	165,080
Income taxes recoverable (payable)	(4,223,099)	3,312,134	-	(910,965)

	(6,091,696)	(1,209,395)	(963,753)	(9,707,047)

FINANCING ACTIVITIES
Issue of common shares, net of issue costs	1,000,000	-	17,007,958	21,541,385
Exercise of warrants	-	286,363	732,976	1,240,214
Exercise of options	-	320,000	273,200	935,361

	1,000,000	606,363	18,014,134	23,716,960

INVESTING ACTIVITIES
Due from Niger Uranium Limited	576,133	(576,133)	-	-
Fixed asset purchases	(40,524)	(881,955)	(157,092)	(1,071,970)
Interest in exploration properties and
deferred exploration	(574,550)	(4,477,982)	(3,842,406)	(9,875,275)
Redemption (purchase) of short-term investment	12,265,816	(2,837,832)	(9,250,000)	177,984
Purchase of investment in Niger Uranium Limited	(606,150)	-	-	(606,150)
Cash proceeds from disposition of Irhazer and In Gall
Projects, Niger	-	4,800,000	-	4,800,000

	11,620,725	(3,973,902)	(13,249,498)	(6,575,411)

Change in cash	6,529,029	(4,576,934)	3,800,883	7,434,502

Cash, beginning of period	905,473	5,482,407	1,681,524	-

Cash, end of period	$7,434,502	$905,473	$5,482,407	$7,434,502

SUPPLEMENTAL INFORMATION (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)

From Inception (September 26, 2003) to December 31, 2008

					Accumulated
					Other
	Common	Special		Contributed	Comprehensive	Accumulated
	Shares	Warrants	Warrants	Surplus	Income	Deficit	Total

Issue of shares for cash	$101	$-	$-	$-	$-	$-	$101
Issue of special warrants for cash	-	195,409	-	-	-	-	195,409
Loss for the year	-	-	-	-	-	(33,097)	(33,097)

Balance, December 31, 2003	101	195,409	-	-	-	(33,097)	162,413
Public offering, net of issue costs	1,321,537	-	-	-	-	-	1,321,537
Conversion of special warrants	195,409	(195,409)	-	-	-	-	-
Flow through private placement, net
of issue costs	114,891	-	-	-	-	-	114,891
Stock based compensation	-	-	-	424,183	-	-	424,183
Private placement, net of issue costs	539,911	-	256,935	-	-	-	796,846
Loss for the year	-	-	-	-	-	(1,121,460)	(1,121,460)

Balance, December 31, 2004	2,171,849	-	256,935	424,183	-	(1,154,557)	1,698,410
Private placement, net of issue costs	1,636,155	-	222,749	-	-	-	1,858,904
Exercise of stock options	101,500	-	-	(44,000)	-	-	57,500
Flow through tax effect on date of renunciation	(45,200)	-	-	-	-	-	(45,200)
Stock based compensation	-	-	-	493,468	-	-	493,468
Exercise of warrants	283,475	-	(62,600)	-	-	-	220,875
Shares issued for interest in exploration properties
and deferred exploration expenditures	182,000	-	-	-	-	-	182,000
Loss for the year	-	-	-	-	-	(1,780,074)	(1,780,074)

Balance, December 31, 2005	$4,329,779	$-	$417,084	$873,651	$-	$(2,934,631)	$2,685,883

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Shareholders' Equity (Continued)
(Expressed in Canadian Dollars)

From Inception (September 26, 2003) to December 31, 2008

					Accumulated	Accumulated
					Other	Retained
	Common	Special		Contributed	Comprehensive	Earnings
	Shares	Warrants	Warrants	Surplus	Income	(Deficit)	Total

Balance, December 31, 2005	$4,329,779	$-	$417,084	$873,651	$-	$(2,934,631)	$2,685,883
Private placement, net of issue costs	12,555,474	-	3,982,884	-	-	-	16,538,358
Exercise of stock options	476,800	-	-	(203,600)	-	-	273,200
Flow through tax effect on date of renunciation	(295,085)	-	(73,771)	-	-	-	(368,856)
Stock based compensation	-	-	-	1,197,663	-	-	1,197,663
Shares issued for interest in exploration
properties and deferred exploration
expenditures (Notes 6(b)(c)(e))	469,600	-	-	-	-	-	469,600
Exercise of warrants	941,458	-	(208,482)	-	-	-	732,976
Expired warrants	-	-	(167,733)	167,733	-	-	-
Loss for the year	-	-	-	-	-	(2,421,484)	(2,421,484)

Balance, December 31, 2006	18,478,026	-	3,949,982	2,035,447	-	(5,356,115)	19,107,340
Shares issued for interest in exploration
properties and deferred exploration
expenditures (Notes 6(b)(f)(g))	229,500	-	-	-	-	-	229,500
Exercise of options	320,000	-	-	-	-	-	320,000
Fair value of option exercise	217,500	-	-	(217,500)	-	-	-
Exercise of warrants	286,363	-	-	-	-	-	286,363
Fair value of warrant exercise	43,454	-	(43,454)	-	-	-	-
Expired warrants	-	-	(767,628)	767,628	-	-	-
Stock based compensation (Note 9)	-	-	-	359,082	-	-	359,082
Net unrealized gain on available-for-sale
long-term investment	-	-	-	-	770,112	-	770,112
Income for the period	-	-	-	-	-	11,745,384	11,745,384

Balance, December 31, 2007	$19,574,843	$-	$3,138,900	$2,944,657	$770,112	$6,389,269	$32,817,781

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Shareholders' Equity (Continued)
(Expressed in Canadian Dollars)

From Inception (September 26, 2003) to December 31, 2008

					Accumulated	Accumulated
					Other	Retained
	Common	Special		Contributed	Comprehensive	Earnings
	Shares	Warrants	Warrants	Surplus	Income	(Deficit)	Total

Balance, December 31, 2007	$19,574,843	$-	$3,138,900	$2,944,657	$770,112	$6,389,269	$32,817,781
Shares issued for interest in exploration
properties and deferred exploration
expenditures (Notes 6(g))	59,000	-	-	-	-	-	59,000
Private placement (Note 7(b))	1,000,000	-	-	-	-	-	1,000,000
Expired warrants	-	-	(3,138,900)	3,138,900	-	-	-
Stock based compensation (Note 9)	-	-	-	448,978	-	-	448,978
Net unrealized (loss) on available-for-sale
long-term investment	-	-	-	-	(14,250,841)	-	(14,250,841)
Loss for the period	-	-	-	-	-	(2,790,811)	(2,790,811)

Balance, December 31, 2008	$20,633,843	$-	$-	$6,532,535	$(13,480,729)	$3,598,458	$17,284,107

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Interest in Exploration Properties and Deferred Exploration Expenditures
(Expressed in Canadian Dollars)

				Cumulative
				from
For the years ended December 31,	2008	2007	2006	inception

Bear Project, Canada (Note 6(a))
Opening balance	$-	$-	$-	$-

Transportation	-	-	-	222,287
Drilling	-	-	-	85,865
Acquisition costs	-	-	-	62,506
Camp costs	-	-	-	60,671
Project management fees	-	-	-	40,759
Labour	-	-	-	29,741
Geological, reports and maps	-	-	-	9,223
Consulting fees	-	-	-	23,613
General	-	-	-	63,004
Analysis and assays	-	-	-	12,466
Interest income	-	-	-	(7,942)

Activity during the year	-	-	-	602,193
Write-off of Bear Project	-	-	-	(602,193)

Closing balance	$-	$-	$-	$-

Picachos Project, Mexico (Note 6(b))
Opening balance	$1,990,494	$1,260,664	$750,906	$-

Geological, reports and maps	-	119	65,994	201,664
Geology	118,804	19,982	-	138,786
Labour	-	-	-	8,830
Earthwork and roads	26,690	81,101	6,017	113,808
Environment	34,119	6,896	-	41,015
Line and grid cutting	-	-	15,121	15,121
Geophysics	3,835	63,448	87,756	155,039
Geochemistry	-	4,524	-	4,524
Camp costs	1,629	2,401	21,202	31,172
Transportation	-	-	1,022	6,386
Management fees	-	-	-	8,965
Professional fees	-	-	3,604	12,139
Drilling	40,226	379,691	2,285	425,607
Option payments	15,609	15,570	403,904	549,083
Staking	27,373	4,070	-	47,369
General	14,410	27,976	689	71,596
Analysis and assaying	-	-	-	127,346
Exploration advance	-	-	-	297,739
Property payments	-	214,000	-	214,000
Interest income	(154,292)	(89,948)	(97,836)	(351,292)

Activity during the year	128,403	729,830	509,758	2,118,897

Closing balance	$2,118,897	$1,990,494	$1,260,664	$2,118,897

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Interest in Exploration Properties and Deferred Exploration Expenditures (Continued)
(Expressed in Canadian Dollars)

				Cumulative
				from
For the years ended December 31,	2008	2007	2006	inception

Waterbury Project, Canada (Note 6(c))
Opening balance	$-	$939,967	$169,747	$-

Assays	-	-	5,464	5,464
Geological, reports and maps	-	810	4,597	82,104
Drilling	-	294,548	221,912	516,460
Geophysics	-	105,885	328,996	434,881
Labour	-	-	69,500	69,500
Professional fees	-	-	10,799	10,799
Management fees	-	-	73,478	73,478
Operating costs	-	-	118,846	118,846
Option payment	-	25,000	79,000	197,050
Administration	-	110,880	-	110,880
Termination payment	-	252,358	-	252,358
Government assistance	-	(3,378)	(44,536)	(47,914)
Interest income	-	(86,765)	(97,836)	(184,601)

Activity during the year	-	699,338	770,220	1,639,305
Write-off of Waterbury Project	-	(1,639,305)	-	(1,639,305)

Closing balance	$-	$-	$939,967	$-

Fire Fly Project, United States (Note 6(d))
Opening balance	$-	$-	$114,697	$-

Geological, reports and maps	-	-	16,226	34,692
Professional fees	-	-	-	8,173
Option payment	-	-	-	58,485
Exploration advance	-	-	-	7,500
Consulting	-	-	20,727	23,707
Claim staking	-	-	4,384	22,238
Field expenses	-	-	1,659	1,659
Geotechnician	-	-	8,588	8,588
General	-	-	8,017	8,102
Travel and accommodation	-	-	3,537	4,691
Rentals	-	-	4,586	4,586
Interest income	-	-	(19,175)	(19,175)

Activity during the year	-	-	48,549	163,246
Write-off of Fire Fly Project	-	-	(163,246)	(163,246)

Closing balance	$-	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Interest in Exploration Properties and Deferred Exploration Expenditures (Continued)
(Expressed in Canadian Dollars)

				Cumulative
				from
For the years ended December 31,	2008	2007	2006	inception

Irhazer and In Gall Projects, Niger (Note 6(e) and Note 11)
Opening balance	$-	$1,097,599	$40,351	$-

Project administration costs	-	117,058	284,828	442,237
Acquisition costs	-	-	223,848	223,848
Camp costs	-	10,532	6,606	17,138
Drilling	-	22,294	-	22,294
Environmental	-	105,386	96,516	201,902
Geological	-	70,987	17,248	88,235
Geochemistry	-	6,760	-	6,760
Geophysical	-	200,967	98,982	299,949
Line and grid cutting	-	16,018	4,390	20,408
Surveys	-	-	422,666	422,666
Recovery of costs	-	(112,797)	-	(112,797)
Interest income	-	(204,307)	(97,836)	(302,143)
Disposal of Irhazer and In
Gall Projects (Note 9)	-	(1,330,497)	-	(1,330,497)

Activity during the year	-	(1,097,599)	1,057,248	-

Closing balance	$-	$-	$1,097,599	$-

North Rae Uranium Project, Canada (Note 6(f))
Opening balance	$2,999,163	$889,200	$-	$-

Camp costs	-	32,170	-	32,170
Drilling	48,093	285,376	-	333,469
Environment	3,150	3,050	-	6,200
Geophysical	16,291	179,535	11,802	207,628
Geochemical	-	5,062	-	5,062
Geology	40,418	1,693,006	-	1,733,424
Exploration	-	-	716,190	716,190
Staking	68,442	4,080	81,950	154,472
Acquisition costs	30,000	83,270	97,084	210,354
Professional fees	16,432	1,658	56,806	74,896
Survey costs	-	63,435	-	63,435
Administration	9,363	14,170	4,023	27,556
Quebec government assistance recovery	(1,392,825)	-	-	(1,392,825)
Interest income	(131,120)	(254,849)	(78,655)	(464,624)

Activity during the year	(1,291,756)	2,109,963	889,200	1,707,407

Closing balance	$1,707,407	$2,999,163	$889,200	$1,707,407

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Interest in Exploration Properties and Deferred Exploration Expenditures (Continued)
(Expressed in Canadian Dollars)

				Cumulative
				from
For the years ended December 31,	2008	2007	2006	inception

Daniel Lake Uranium Project, Canada (Note 6(g))
Opening balance	$350,304	$-	$-	$-

Staking	-	40,260	-	40,260
Professional fees	16,228	2,785	-	19,013
Acquisition costs	108,401	127,754	-	236,155
Survey costs	2,372	219,605	-	221,977
Geophysical	2,411	4,220	-	6,631
Geochemistry	-	760	-	760
Geology	3,096	8,018	-	11,114
Administration	9,788	1,188	-	10,976
Quebec government assistance recovery	(252,172)	-	-	(252,172)
Interest income	(74,665)	(54,286)	-	(128,951)

Activity during the year	(184,541)	350,304	-	165,763

Closing balance	$165,763	$350,304	$-	$165,763

TOTAL	$3,992,067	$5,339,961	$4,187,430	$3,992,067

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

1.         NATURE OF OPERATIONS

NWT Uranium Corp. (formerly Northwestern Mineral Ventures Inc.) (the "Company" or "NWT") was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated September 26, 2003. The Company, which is in the development stage as defined by the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 11 "Enterprises in the Development Stage", is engaged in the acquisition, exploration and development of mineral resource properties with a focus on uranium. As of December 31, 2008, the Company has interests in Canada, Niger and Mexico. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the exploration properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying values of exploration properties and deferred exploration expenditures and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations and the ability of the Company to obtain financing necessary to complete development of the properties, or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values. Some of the Company's exploration properties are located outside of Canada and are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

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

As at December 31, 2008, the Company had cash of $7,434,502 (2007 - $905,473), short term investments of $52,724 (2007 - $12,318,540) and working capital of $10,089,574 (2007 - $10,340,862). Management of the Company believes that it has sufficient funds to pay its ongoing work commitments, administrative expenses and its liabilities for the ensuing period as they fall due.

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles and their basis of application is consistent with that of the previous year except as disclosed below. These policies conform, in all material respects, with United States generally accepted accounting principles ("US GAAP"), except as discussed in Note 14. Outlined below are those policies considered particularly significant.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Northwest Mineral Mexico, S.A. de C.V. All material inter-company balances and transactions have been eliminated. All references to the Company should be treated as references to the Company and its subsidiary.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Short term Investments
Short-term investments are comprised of highly liquid Canadian dollar denominated guaranteed investment certificates with terms to maturity of greater than 90 days but not more than one year. Short-term investments are carried at their fair value and are classified as held-for-trading. As at December, 31, 2008, short term investments consisted of the following items:

Guaranteed Investment Certificate, due June 11, 2009 interest rate - 1.95%	$52,724

As at December 31, 2007, the Company had $51,202 and $12,267,338 Guaranteed Investment Certificate bearing interest at 4.30% and 4.40% maturing June 11, and July 26, 2008 respectively.

Fixed Assets

Fixed assets are recorded at cost. Amortization is recorded on the declining balance basis at the following annual rates:

Computer equipment	30%
Furniture and fixtures	20%
Field equipment	20%
Vehicle	30%

Interest in Exploration Properties and Deferred Exploration Expenditures
On March 27, 2009, the Emerging Issues Committee issued EIC-174, Mining Exploration Costs. This new EIC provides additional guidance in light of the potential adverse impact of the current economic and financial turmoil on the carrying value of the deferred exploration costs. The EIC is effective for financial statements issued on or after March 27, 2009 and as such applies to the Company's deferred exploration expenditure costs as at December 31, 2008. Management applied a market approach in its review using data from third party reports on the Company's exploration properties in conjunction with values of property transactions in the same geographical area where the Company's properties are located. The approach resulted in a range of estimated recoverable amounts. The carrying amounts of deferred exploration costs on properties were in excess of their estimated recoverable amounts.

Interest in exploration properties and deferred exploration expenditures are carried at cost until they are brought into production, at which time they are depleted on a unit-of production method based on proven and probable reserves. If a property is subsequently determined not to be economic, the property and related deferred costs are written down to net realizable value. Other general exploration expenses are charged to operations as incurred. The cost of exploration properties abandoned or sold and their related deferred exploration costs are charged to operations at the time of abandonment or sale.

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

The Company qualifies for mineral exploration assistance programs associated with the exploration and development of mineral properties located in Quebec. Recoverable amounts are offset against deferred exploration costs incurred when the Company has complied with the terms and conditions of the program and the recovery is reasonably assured.

The Company capitalizes interest income earned from cash and short-term investments to its properties.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset Retirement Obligations
The fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depleted and amortized over the useful lives of the related assets. The Company did not have any asset retirement obligations as at December 31, 2008, 2007 and 2006.

Flow-Through Financing
The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfers the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties.

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are renounced, temporary taxable differences created by the renunciation will reduce share capital.

Stock Based Compensation Plan
The Company has a stock option plan that is described in Note 9. The fair value of any stock options granted to directors, officers, consultants and employees is recorded as an expense over the vesting period with a corresponding increase recorded to contributed surplus. The fair value of the stock based compensation is determined using the Black-Scholes option pricing model and management's assumptions are disclosed in Note 9. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Income Taxes
The Company uses the future income tax asset and liability method of accounting for income taxes. Under this method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantively enacted tax rates in which the income tax assets or liabilities are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Impairment of Long-Lived Assets
The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on the estimated fair value of the assets. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Company's performance could have a material effect on the Company's financial position and results of operations.

(Loss) Income Per Common Share
Basic (loss) income per share is computed by dividing the (loss) income for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted (loss) income per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation
The Company's functional and reporting currency is the Canadian dollar. All of the Company's subsidiary operations are classified as integrated for foreign currency translation purposes. Foreign currency monetary assets and liabilities are translated at the year end exchange rate. Non-monetary assets, as well as revenue and expense transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Translation gains or losses are recognized in operations for the period in which they occur. Unless otherwise stated, all amounts are in Canadian dollars.

Measurement Uncertainty
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenue and expense during the reporting period. The most significant estimates are related to the recoverability of exploration expenditures, stock based compensation, and future tax assets and liabilities. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

Financial Instruments and Comprehensive (Loss) Income
All financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are required to be measured at fair value on initial recognition. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in the statement of operations in the period in which they arise; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is de-recognized or impaired at which time the amounts would be recorded in the statement of operations. Financial instruments classified as held-to-maturity, loans and receivables, and other financial liabilities are subsequently measured at amortized cost.

The Company has made the following classifications:

Cash	Held-for-trading
Short term investments	Held-for-trading
Due from Niger Uranium Limited	Loans and Receivables
Amounts receivable	Loans and Receivables
Investment in Niger Uranium Limited	Available-for-Sale
Accounts payable and accrued liabilities	Other Liabilities

Transaction costs are expensed as incurred for financial instruments classified as held for trading. For other financial instruments, transaction costs are expensed on initial recognition. The Company accounts for regular purchases and sales of financial assets using trade date accounting.

Entities which are not controlled and over which the Company does not have the ability to exercise significant influence are accounted for using the cost method. Under this method, the Company records the initial investment at cost and classifies the investment as an available-for-sale financial instrument with changes in fair value reflected through other comprehensive income. The Company' holds a 33.2% investment in Niger Uranium Limited ("Niger Uranium").

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: "Capital Disclosures" ("Handbook Section 1535"), "Financial Instruments – Disclosures" ("Handbook Section 3862"), and "Financial Instruments – Presentation" ("Handbook Section 3863"). These new standards became effective for the Company on January 1, 2008.

Capital Disclosures
Handbook Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by the new Handbook section in Note 3 to these consolidated financial statements.

Financial Instruments
Handbook Sections 3862 and 3863 replace Handbook Section 3861, "Financial Instruments – Disclosure and Presentation", revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook sections in Note 4(b) to these consolidated financial statements.

Amendments to Section 1400 – General Standards of Financial Statement Presentation

In June 2007, the CICA amended Handbook Section 1400, "General Standards of Financial Statement Presentation", to include additional requirements to assess and disclose an entity's ability to continue as a going concern. The amendments to section 1400 are effective for interim and annual reporting periods beginning on or after January 1, 2008. The adoption of this standard had no impact on the Company's operating results or financial position.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)
In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The Company is currently assessing the impact of IFRS on its consolidated financial statements.

Goodwill and Intangible Assets
In February 2008, the CICA approved Handbook Section 3064, “Goodwill and Intangible Assets” which replaces the existing Handbook Sections 3062, “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs”. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets.

The Company is currently assessing the impact of this new accounting standard on its consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Future Accounting Changes (continued)

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations" ("Section 1582"), Section 1601, "Consolidated Financial Statements" ("Section 1601") and Section 1602, "Non-Controlling interests" ("Section 1602"). These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. Sections 1601 and 1602 together replace Section 1600, "Consolidated Financial Statements". Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - "Consolidated and Separate Financial Statements".

The Company is in the process of evaluating the requirements of the new standards.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA approved EIC 173 "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities". This guidance clarified that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. This guidance is applicable to fiscal periods ending on or after January 20, 2009.

The Company is currently evaluating the effects of adopting this standard.

3.         CAPITAL MANAGEMENT

The Company's objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties.

The Company considers its capital to be equity, which is comprised of common shares, warrants, contributed surplus, accumulated other comprehensive (loss) income and accumulated deficit which at December 31, 2008 totaled $17,284,107 (2007 - $32,817,781).

The Company manages its capital structure in a manner that provides sufficient funding for acquisition, exploration and development of mineral properties. Funds are primarily secured through equity capital raised by way of private placements. There can be no assurances that the Company will be able to continue raising equity capital in this manner.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term guaranteed deposits, all held with major Canadian financial institutions.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended December 31, 2008. The Company is not subject to externally imposed capital requirements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

4.         PROPERTY AND FINANCIAL RISK FACTORS AFFECTING FINANCIAL INSTRUMENTS

(a) Property risk

The Company's mining interests ("Property Interests") are the only projects that are currently material to the Company. Unless the Company acquires or develops additional material Property Interests, the Company will be solely dependent upon its current Property Interests. If no additional Property Interests are acquired by the Company, any adverse development affecting the Company's Property Interests would have a material adverse effect on the Company's financial condition and results of operations.

(b) Financial risk

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate and commodity and equity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, short term investments and amounts receivable. Cash and short term investments consist of cash, money market investments and guaranteed investment certificates, which have been invested with reputable financial institutions. Financial instruments included in amounts receivable consist of deposits held with service providers. Amounts receivable are in good standing as of December 31, 2008. Management believes that the credit risk concentration with respect to financial instruments included in cash, short term investments and amounts receivable is minimal.

Liquidity risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2008, the Company had a cash and short term investment balance of $7,487,226 (2007 - $13,224,013) to settle current liabilities of $413,722 (2007 -$3,940,840). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market risk

(i) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short term guaranteed investment certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its banks.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

4.         PROPERTY AND FINANCIAL RISK FACTORS AFFECTING FINANCIAL INSTRUMENTS (continued)

Market risk (continued)

(ii) Foreign currency risk

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity's functional currency. The risk is measured using cash flow forecasting. The Company's functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian dollars. The Company funds certain operations and exploration costs in Mexico on a cash call basis. The Company maintains Mexican Peso and US Dollar bank accounts in Mexico. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.

(iii) Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of uranium, individual equity movements and the stock market in general to determine the appropriate course of action to be taken by the Company.

Fair Value

The Company has classified, for accounting purposes, its cash and short term investments as held-for-trading, which are measured at fair value. Amounts receivable are classified for accounting purposes as loans and receivables, which are measured at amortized cost which is approximately equivalent to fair value. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost which is also approximately equivalent to fair value.

Sensitivity analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a one year period. The sensitivity analysis shown in the notes below may differ materially from actual results.

(i)	Short term investments have fixed interest rates therefore they are not subject to interest rate fluctuations.

(ii)

The Company is exposed to foreign currency risk on fluctuations of financial instruments related to cash and cash equivalents and accounts payable and accrued liabilities that are denominated in Mexican Pesos and United States dollars. As at December 31, 2008, had the Mexican Peso and US dollar increased/decreased by 5% against the Canadian dollar with all other variables held constant, the Company's reported net income for the year ended December 31, 2008 would have been approximately $46,200 higher/lower. Similarly, as at December 31, 2008, the Company's reported shareholders' equity would have been approximately $46,200 higher/lower as a result of a 5% increase/decrease in the Mexican Peso and US dollar.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

4.         PROPERTY AND FINANCIAL RISK FACTORS AFFECTING FINANCIAL INSTRUMENTS (continued)

Sensitivity analysis (continued)

(iii)

Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of uranium. Commodity prices have fluctuated significantly in recent years. There is no assurance that, even as commercial quantities of uranium may be produced in the future, a profitable market will exist for them. As of December 31, 2008, the Company was not a producer of uranium. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

(iv)

The Company's long term investment in Niger Uranium Limited, a public company, is sensitive to a plus or minus 20% change in equity prices which would affect comprehensive income (loss) by approximately $621,600.

5.         FIXED ASSETS

			Net Carrying			Net Carrying
			Value			Value
		Accumulated	December 31,		Accumulated	December 31,
	Cost	Amortization	2008	Cost	Amortization	2007

Computer equipment	$35,327	$15,915	$19,412	$24,005	$10,258	$13,747
Furniture and fixtures	3,624	1,334	2,290	8,290	829	7,461
Field equipment	761,704	306,418	455,286	761,704	114,603	647,101
Vehicle	9,786	3,963	5,823	9,786	1,468	8,318

	$810,441	$327,630	$482,811	$803,785	$127,158	$676,627

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

6.          INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

(a) Bear Project, Canada

The Company and Fronteer Development Group Inc. ("Fronteer") executed a definitive formal agreement (the "Agreement") along with several amending agreements covering the Conjuror, Achook, McPhoo, and Longtom claims in the Northwest Territories (collectively, the “Bear Project”). Pursuant to the Agreement, the Company had the right to earn up to 50% interest in the Bear Project for the following consideration:

(i)	an initial payment to Fronteer of $20,000 cash (paid);
(ii)	completion of exploration expenditures by the Company in the amount of $5,000,000 over a five-year period ending September 26, 2008.
(iii)	annual cash payments to Fronteer, commencing on the first year anniversary of the Option Agreement of $30,000 (paid), $40,000, $50,000, $60,000 and $70,000 respectively over a five-year period.

During the year ended December 31, 2005, management decided to terminate the Bear Project and focus on other projects. There were no financial penalties associated with the termination of the Bear Project. As a result, capitalized costs of $602,193 were written-off in 2005.

(b) Picachos Project, Mexico

On July 14, 2004, the Company entered into an option agreement with RNC Gold Inc. ("RNC") to acquire a 50% undivided interest in the 6,700 hectare silver-gold Picachos property in Durango, Mexico. In order to earn its interest, the Company had to incur $500,000 in exploration expenditures on or before December 31, 2005 and $1,000,000 on or before December 31, 2006. The Company also had to generate a feasibility study for the production of a minimum of 25,000 ounces of gold per year. The former Chairman and CEO of the Company was also a director of RNC at the time the Option Agreement was signed. On January 12, 2005, the Chairman resigned as director of RNC. During the year ended December 31, 2005, a director of the Company was also a director of RNC. On February 28, 2006, this individual resigned as a director of RNC.

On October 14, 2005, the Company completed another agreement with RNC, granting the Company the right to acquire a 100% interest in the Picachos property portfolio. Under the terms of this agreement, the Company was granted the right at feasibility to acquire RNC's remaining 50% stake in the Picachos Project. The purchase price of $20,000,000 is payable as: $3,000,000 at the completion of a feasibility study, $9,000,000 at the commencement of commercial production, and $2,000,000 on each of the first through fourth anniversaries of the commencement of commercial production. The Company issued 200,000 common shares valued at $114,000 from its treasury to RNC as consideration for entering into this agreement.

In February 2006, RNC was acquired by Yamana Gold Inc. ("Yamana").

Further to a revised Letter of Intent with Yamana Gold Inc. and Minera Tango SA – a wholly owned subsidiary of Yamana (together referred as “Yamana”) on July 12, 2006, the Company entered into an Option Agreement with Yamana on December 22, 2006 whereby NWT can earn a 70% interest in the property.

Under the terms of the agreement, NWT must incur US$3,000,000 in exploration expenditures over the three year period ended December 22, 2009, pay US$400,000 in cash installments, including US$100,000 (paid) on the signing of a definitive option agreement (signed), and issue 1,000,000 shares over a three-year period, including 400,000 shares to be issued within 30 days and which are subject to a four-month hold period from the issue date (issued, valued at $272,000), in order to acquire a direct 70% ownership of the Picachos Project. The remaining shares will be issued in stages and will be subject to all required regulatory hold periods.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

6.          INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

(b) Picachos Project, Mexico (continued)

On December 6, 2007, 200,000 common shares (valued at $114,000) were issued and $100,000 was paid to Yamana to comply with the terms of the agreement.

NWT will act as operator of the project. NWT and Yamana terminated the option agreement pertaining to the Picachos Project that was signed between NWT and RNC Gold Inc.

(c) Waterbury Project, Canada

On November 9, 2005, the Company completed a formal option agreement with CanAlaska Ventures Ltd. ("CanAlaska") to acquire up to a 75% ownership interest in nine uranium claims, collectively called the “Waterbury Project”, in the eastern Athabasca Basin, Saskatchewan, Canada. Under the terms of the formal option agreement, the Company was required to pay, in installments, a total of $150,000 ($25,000 paid in each of years 2005 and 2006 for a total of $50,000) to acquire an initial 50% interest in the Waterbury Project from CanAlaska. In addition, CanAlaska would receive a 3% net smelter royalty (NSR) and 300,000 common shares (100,000 issued in each of years 2005 and 2006, valued at $68,000 and $54,000 respectively) from the Company's treasury to be released in stages. The Company agreed to spend a minimum of $2,000,000 on the Waterbury Project prior to April 1, 2008.

The Company could increase its ownership to 60% by spending an additional $2,000,000 on the property within two years of vesting its 50% interest. Thereafter, the Company could increase its stake to 75% by completing a bankable Feasibility Study within two years from the date it vested its 60% interest. During this development stage, the Company would spend an annual minimum of $500,000 at Waterbury. CanAlaska would also receive an additional 200,000 common shares from the Company's treasury.

CanAlaska was to act as operator of the property until the Company had a vested 60% interest, at which time the Company may have become the operator.

On March 30, 2007, the option agreement with CanAlaska was amended. The new terms required the Company to make a cash payment of $25,000 (paid March 30, 2007) instead of $50,000 by April 1, 2007 and $75,000 instead of $50,000 by April 1, 2008. The Company's shares that were to be issued to CanAlaska by April 1, 2007 could be issued on or before April 1, 2008. The Company agreed to commit to an additional $511,000 for the 2007 exploration program, resulting in a total exploration expenditure commitment of $1,200,000 on the property for 2007.

On November 30, 2007, management decided to terminate the Waterbury Project and focus on other projects. There was a financial penalty of $252,358 associated with the termination of the Waterbury Project which was paid during the year ended December 31, 2007. As a result, capitalized costs of $1,639,305 were written-off in 2007.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

6.          INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

(d) Fire Fly Project, United States

On December 9, 2005, the Company signed an option agreement to acquire 100% ownership of two uranium-vanadium mines, collectively called the “Firefly Project”, in the La Sal uranium district in southeastern Utah from GeoXplor Corp. ("GeoXplor").

Under the terms of the option agreement, the Company would pay US$5,100,000 to acquire the Firefly Project from GeoXplor, which included an initial payment of US$50,000 (paid) and a payment of US$50,000 upon receipt of board and regulatory approval. The Company would make an additional payment of US$5,000,000 to GeoXplor once a decision was made to commence production on the Firefly Project or on July 31, 2011, whichever date was earlier. In addition, and subject to board and regulatory approval, GeoXplor would receive 300,000 common shares from the Company's treasury which were to be issued, 100,000 common shares upon completion of a NI 43-101 Technical Report, and 100,000 common shares each on or prior to the first and second anniversaries of the execution date of the formal agreement. These shares would have been subject to any applicable regulatory hold periods. GeoXplor was also entitled to a 2% net smelter royalty on the production of uranium and vanadium from the Firefly Project.

The Company agreed to spend a minimum of US$700,000 on the Firefly Project on or prior to the third anniversary of the option agreement date.

The Company's management team elected not to proceed with the Firefly Project during the year ended December 31, 2006 as management believed that other projects had greater exploration potential. Accordingly, capitalized costs of $163,246 related to the project have been written off.

(e) Irhazer and In Gall Projects, Niger

On March 8, 2006, the Company acquired prospecting permits for two uranium properties, Irhazer and In Gall, located in the West African country of Niger. The Government of Niger has entered into a mining convention with the Company for the two uranium properties for a term of thirty (30) years. Each property consists of 2,000 square kilometres (500,000 acres) of mineral rights. The Company has the obligation to expend an aggregate of US$2,200,000 in exploration expenditures on each of the properties over a period of three years. The Government of Niger is entitled to a 10% retained interest and up to a 20% participating interest on production.

Finder's fees of 40,000 common shares valued at $49,600 were issued to a consultant during the year ended December 31, 2006.

See Note 11 for details of the Niger Uranium transaction (Disposition of Irhazer and In Gall Projects).

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

6.          INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

(f) North Rae Uranium Project, Canada

On March 2, 2006, the Company signed a Letter of Intent to acquire a controlling interest in an uranium project located in the Ungava Bay region of northern Quebec, Canada from Azimut Exploration Inc. (“Azimut”). The “North Rae Uranium Project” consists of three blocks representing 668 claims with a total area of 298.9 square kilometres or 73,835 acres (29,880 hectares).

The Company finalized the North Rae Option Agreement with Azimut on January 9, 2007. Under the terms of the agreement, the Company can earn an initial 50% in the property by incurring $2,900,000 in work expenditures, paying $210,000 cash ($80,000 paid) and issuing 150,000 common shares (50,000 issued in 2007 valued at $40,500 and 100,000 issued in 2006 valued at $94,000) over the next five years. NWT can subsequently increase its interest to 65% by making cash payments totaling $100,000, issuing 100,000 common shares, incurring $1,000,000 ($200,000/year) in work expenditures over the next five years and delivering a bankable feasibility study. Azimut would retain a 2% yellow cake royalty. The Company is the operator of the project.

NWT had fulfilled its commitments until a Termination Agreement was signed between NWT and Azimut on June 30, 2008, under the terms of which Azimut would be able to terminate the option agreement upon payment of $4,000,000 in cash and 1,100,000 common shares in its company to NWT. Subsequently, an amendment to the Termination Agreement was signed on October 3, 2008, which modified the initial termination agreement with the new terms being a cash payment of $4,000,000 over 2 years, issuance of 1,1000,000 common shares, and delivery of a $2,000,000 debenture by Azimut. This agreement was further amended on November 7, 2008, with the expiration of the agreement extended until December 31, 2008. As of December 31, 2008, Azimut had still not fulfilled the cash payment and share issuance requirements and thus the Termination Agreement lapsed with the initial Option Agreement back in effect. NWT is in good standing as per the contract as the Termination Agreements stated that any expenditure incurred by Azimut between the signing of the Termination Agreement and the Option Agreement taking effect upon delivery of cash and shares would accrue to NWT's account. Azimut had incurred enough expenditure to fulfill NWT's obligation per the contract for the 2008 fiscal year.

Annual budgets approved by the Company and Azimut represent firm commitments by the Company in order to maintain the property option agreement in good standing.

(g) Daniel Lake Uranium Project

On January 24, 2007, the Company entered into a definitive option agreement with Azimut to expand their uranium project in the Ungava Bay region of northern Quebec. Under the terms of the agreement, NWT would acquire controlling interest in a second property that is contiguous with its North Rae Uranium Project disclosed in Note 6(f). This new property, Daniel Lake Uranium Project, consists of an additional two blocks representing 862 claims with a total area of 390.3 square kilometres or 96,445 acres (39,030 hectares).

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

6.          INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

(g) Daniel Lake Uranium Project (continued)

Under the terms of the definitive option agreement, NWT will pay $230,000 in cash installments over a four-year period and issue 200,000 common shares (100,000 issued in 2007 and valued at $75,000 upon signing of agreement and 100,000 shares issued upon first anniversary of the agreement). An initial payment of $50,000 was due within 15 days of the option agreement (paid) and $30,000 was payable upon the first anniversary of the option agreement (paid). NWT will also spend a total of $2,600,000 in exploration expenditures on the property in tranches over five years, of which the Company incurred expenditures of $300,000 during the first year of the agreement, to earn an initial 50% interest in the project from Azimut, at which stage Azimut would retain a 2% yellow cake royalty. Shares will be issued in two stages with 100,000 common shares to be issued upon the first anniversary of the option agreement (subject in each case to TSX Venture Exchange approval). Shares are subject to all required regulatory hold periods. NWT can subsequently increase its ownership to 65% by issuing an additional 100,000 common shares and paying an additional $150,000 in cash over an additional five years. To earn its 65% interest, NWT must also incur a minimum additional $1,000,000 in exploration expenditures over five years and produce a bankable feasibility study during the five-year period, subject to extension in certain circumstances. In the event NWT does not elect to increase its interest in the property up to 65% once it has fully exercised its 50% option, it shall pay Azimut a final cash payment of $100,000.

On January 4, 2008, 100,000 common shares valued at $59,000 were issued to Azimut to comply with the definitive option agreement.

NWT had fulfilled its commitments until a Termination Agreement was signed between NWT and Azimut on June 30, 2008, under the terms of which Azimut would be able to terminate the option agreement upon payment of $4,000,000 in cash and 1,100,000 common shares in its company to NWT. Subsequently, an amendment to the Termination Agreement was signed on October 3, 2008, which modified the initial termination agreement with the new terms being a cash payment of $4,000,000 over 2 years, issuance of 1,1000,000 common shares, and delivery of a $2,000,000 debenture by Azimut. This agreement was further amended on November 7, 2008, with the expiration of the agreement extended until December 31, 2008. As of December 31, 2008, Azimut had still not fulfilled the cash payment and share issuance requirements and thus the Termination Agreement lapsed with the initial Option Agreement back in effect. NWT is in good standing as per the contract as the Termination Agreements stated that any expenditure incurred by Azimut between the signing of the Termination Agreement and the Option Agreement taking effect upon delivery of cash and shares would accrue to NWT's account. Azimut had incurred enough expenditure to fulfill NWT's obligation per the contract for the 2008 fiscal year.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

7.          SHARE CAPITAL

a)	Authorized

Unlimited number of common shares

b)	Issued and outstanding

	Number of
	Shares	Amount

Balance, December 31, 2006	104,489,753	$18,478,026

Shares issued for interest in exploration
properties and deferred exploration
expenditures (Notes 6(b)(f)(g))	350,000	229,500
Exercise of options	782,500	320,000
Fair value of option exercise	-	217,500
Exercise of warrants	409,089	286,363
Fair value of warrant exercise	-	43,454

Balance, December 31, 2007	106,031,342	19,574,843

Shares issued for interest in exploration
properties and deferred exploration
expenditures (Notes 6(g))	100,000	59,000
Private placement (i)	20,000,000	1,000,000

Balance, December 31, 2008	126,131,342	$20,633,843

(i)	On October 14, 2008, the Company completed a private placement financing of 20,000,000 common shares for gross proceeds of $1,000,000.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

8.          COMMON SHARE PURCHASE WARRANTS AND BROKER WARRANTS

The following table represents a continuity of warrants for the years ended December 31, 2008 and 2007:

		January 1,				December 31,	December 31,
	Exercise	2008				2008	2008
Expiry Date	Price	Balance	Issued	Exercised	Expired	Balance	Fair Value

Warrants
May 5, 2008	$1.15	10,572,013	-	-	(10,572,013)	-	$-

		10,572,013	-	-	(10,572,013)	-	$-

		January 1,				December 31,	December 31,
	Exercise	2007				2007	2007
Expiry Date	Price	Balance	Issued	Exercised	Expired	Balance	Fair Value

Warrants
December 21, 2007	$0.70	454,543	-	(409,089)	(45,454)	-	$-
May 5, 2008	$1.15	10,572,013	-	-	-	10,572,013	3,138,900

		11,026,556	-	(409,089)	(45,454)	10,572,013	$3,138,900

Broker Warrants
November 5, 2007	$1.15	1,480,082	-	-	(1,480,082)	-	-

		12,506,638	-	(409,089)	(1,525,536)	10,572,013	$3,138,900

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

9.          STOCK OPTIONS

The Company has a stock option plan for the purchase of common shares for its directors, officers, employees and other service providers. The aggregate number of common shares reserved for issuance under the stock option plan is the lesser of 7,200,000 common shares and 10% of the issued and outstanding common shares of the Company. The options are non-assignable and non-transferable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the board of directors of the Company at the time of grant, subject to all applicable regulatory requirements. The following table represents a continuity of stock options for the years ended December 31, 2008 and 2007:

		Weighted Average
	Number of	Exercise Price
	Stock Options	$

Balance, December 31, 2006	3,580,000	0.630
Options granted (1)(2)(3)(4)(5)(6)(7)(8)(9)	1,375,000	0.835
Options exercised	(782,500)	0.408
Options cancelled	(412,500)	0.535

Balance, December 31, 2007	3,760,000	0.762
Options granted (10)(11)	4,350,000	0.152
Options expired	(80,000)	0.470
Options cancelled	(3,130,000)	0.753

Balance, December 31, 2008	4,900,000	0.231

(1) On January 1, 2007, the Company granted 250,000 incentive stock options to a consultant, pursuant to the Company's stock option plan, at an exercise price of $0.84 per share. The options were exercisable for a period of five years. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 85%; risk-free interest rate of 3.90% and an expected average life of 3.5 years. The estimated value of $125,750 was to be classified as stock based compensation and credited to contributed surplus as the options vest. The options vest over a two-year period. For the year ended December 31, 2008, the impact on income was $26,198. These options were cancelled during the year.

(2) On April 17, 2007, Primoris Group Inc. was granted an option to purchase an additional 200,000 common shares of the Company at an exercise price of $0.81 per share for a period of up to five years, expiring April 17, 2012. The options vest in tranches over 12 months, with no more than 25% vesting in any single three-month period. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 81%; risk-free interest rate of 3.90% and an expected average life of 3.5 years. The estimated value of $94,600 was to be classified as stock based compensation and credited to contributed surplus as the options vest. For the year ended December 31, 2008, the impact on income was $8,212. These options were cancelled during the year.

(3) On April 30, 2007, 100,000 stock options were granted to an officer of the Company who subsequently resigned in fiscal 2007, each such option entitled the holder thereof to acquire one common share of the Company at an exercise price of $0.77. The options were to vest in stages over two years and expire on April 30, 2012. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 81%; risk-free interest rate of 3.90% and an expected average life of 3.5 years. The estimated value of $44,900 was not charged to stock based compensation and credited to contributed surplus as the options did not vest. These options were cancelled in fiscal 2007.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

9.          STOCK OPTIONS (continued)

(4) On May 8, 2007, 25,000 stock options were granted to an employee of the Company who subsequently resigned in fiscal 2007, each such option entitled the holder thereof to acquire one common share of the Company at an exercise price of $0.85. The options vest in stages over two years and expire on May 8, 2012. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 81%; risk-free interest rate of 4.16% and an expected average life of 3.5 years. The estimated value of $12,350 was classified as stock based compensation and credited to contributed surplus as the options vest. These options were cancelled in fiscal 2007.

(5) On June 4, 2007, an aggregate of 200,000 stock options were granted to a director and consultant (100,000 stock options each) of the Company, each such option entitles the holder thereof to acquire one common share of the Company at an exercise price of $0.72. The options were to vest in stages over two years and expire on June 4, 2012. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 81%; risk-free interest rate of 4.55% and an expected average life of 3.5 years. The estimated value of $84,600 was classified as stock based compensation and credited to contributed surplus as the options vest. For the year ended December 31, 2008, the impact on income was $21,738.

(6) On July 4, 2007, an aggregate of 200,000 stock options were granted to a director of the Company, each such option entitles the holder thereof to acquire one common share of the Company at an exercise price of $1.03. The options were to vest in stages over two years and expire on July 4, 2012. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 77%; risk-free interest rate of 4.60% and an expected average life of 3.5 years. The estimated value of $116,000 will be classified as stock based compensation and credited to contributed surplus as the options vest. For the year ended December 31, 2008, the impact on income was $48,333.

(7) On July 16, 2007, an aggregate of 250,000 stock options were granted to a officer of the Company, each such option entitled the holder thereof to acquire one common share of the Company at an exercise price of $0.91. The options were to vest in stages over two years and expire on July 16, 2012. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 77%; risk-free interest rate of 4.63% and an expected average life of 3.5 years. The estimated value of $128,250 will be classified as stock based compensation and credited to contributed surplus as the options vest. For the year ended December 31, 2008, the impact on income was $2,894. These options were cancelled during the year.

(8) On August 28, 2007, an aggregate of 100,000 stock options were granted to a director of the Company, each such option entitles the holder thereof to acquire one common share of the Company at an exercise price of $0.71. The options vest in stages over two years and expire on August 28, 2012. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 78%; risk-free interest rate of 4.19% and an expected average life of 3.5 years. The estimated value of $40,400 will be classified as stock based compensation and credited to contributed surplus as the options vest. For the year ended December 31, 2008, the impact on income was $21,883.

(9) On August 28, 2007, an aggregate of 50,000 stock options were granted to a employee of the Company, who resigned in fiscal 2008, each such option entitled the holder thereof to acquire one common share of the Company at an exercise price of $0.58. The options expire October 12, 2012. The options were cancelled in fiscal 2008 prior to meeting the vesting requirements. As a result, no fair market value was assigned to the stock options.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

9.          STOCK OPTIONS (continued)

(10) On March 11, 2008, an aggregate of 50,000 stock options were granted to an employee of the Company, each such option entitled the holder thereof to acquire one common share of the Company at an exercise price of $0.30. The options vest in stages over two years and expire on March 11, 2013. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 91%; risk-free interest rate of 2.99% and an expected average life of 3.5 years. The estimated value of $11,850 will be classified as stock based compensation and credited to contributed surplus as the options vest. For the year ended December 31, 2008, the impact on income was $2,962. These options were cancelled during the year.

(11) On August 15, 2008, an aggregate of 4,300,000 stock options were granted to officers, directors and consultants of the Company, each such option entitles the holder thereof to acquire one common share of the Company at an exercise price of $0.15. The options vest immediately and expire on August 15, 2013. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 92%; risk-free interest rate of 3.04% and an expected average life of 3.5 years. The estimated value of $305,300 will be classified as stock based compensation and credited to contributed surplus as the options vest. For the year ended December 31, 2008, the impact on income was $305,300.

As at December 31, 2008, the Company had the following stock options outstanding:

		Weighted
		Average	Weighted
		Remaining	Average
Outstanding	Exercisable	Contractual	Exercise	Expiry
Options	Options	Life (years)	Price ($)	Date

200,000	200,000	2.40	0.68	May 25, 2011
100,000	75,000	3.43	0.72	June 4, 2012
200,000	100,000	3.51	1.03	July 4, 2012
100,000	50,000	3.66	0.71	August 28, 2012
4,300,000	4,300,000	4.62	0.15	August 15, 2013

4,900,000	4,725,000	4.44	0.23

10.        RELATED PARTY TRANSACTIONS

The Company incurred $624,422 in fiscal 2008 (2007 - $388,767; 2006 - $556,633) for consulting and directors' fees rendered by directors and officers of the Company. The entire amount has been expensed in the statements of operations. Included in accounts payable and accrued liabilities at December 31, 2008 is $10,462 (2007 - $50,352) owing to these related parties.

During the year ended December 31, 2007, a total of $576,133 was charged to Niger Uranium Limited (Note 11) for expenditures incurred and management fees paid in relation to the In Gall and Irhazer properties. As at December 31, 2008, $Nil (2007 - $576,133) was receivable from Niger Uranium Limited.

These transactions are in the normal course of operations and are measured at the exchange amount which is the consideration established and agreed to by the related parties.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

11.        NIGER URANIUM LIMITED TRANSACTION

On June 4, 2007, NWT entered into a Joint Venture Agreement with UraMin Inc. ("UraMin"), an arm's length party which was subsequently acquired by Areva NC, to form a new corporation called Niger Uranium Limited (“Niger Uranium”) that will conduct an exploration program on a total of eight uranium concessions in Niger.

Pursuant to the Asset Purchase Agreement governing this arrangement, NWT received a 50% interest consisting of 31,955,000 shares in Niger Uranium, valued at $15,982,500, and a cash payment of $4,800,000. NWT is entitled to receive a 3% net smelter royalty on the production of uranium and any other ores and/or minerals produced from its Irhazer and In Gall concessions, which are the two properties that were contributed by NWT to Niger Uranium's portfolio. UraMin contributed the balance of six uranium properties to Niger Uranium as well as a cash payment of US$15,000,000 (C$15,982,500) in exchange for a 50% interest consisting of 31,955,000 shares in Niger Uranium. UraMin is entitled to receive a 3% net smelter royalty on the production of uranium and any other ores and/or minerals produced from the six properties it contributed to Niger Uranium.

On July 26, 2007, NWT and UraMin announced that they had completed the forming of Niger Uranium. Furthermore, NWT and UraMin contributed, a total of eight uranium concessions to Niger Uranium SA, which is a company that is a wholly owned subsidiary of Niger Uranium.

On August 1, 2007, Niger Uranium completed a private placement to raise gross proceeds of US$19,000,000 (C$20,244,500, 9,515,000 UK pound sterling), with Haywood Securities (UK) Ltd. as agent. In the financing, Niger Uranium issued 19,090,000 shares at a price of 0.50 UK pound sterling per share. Cash commission of 6% was paid on gross proceeds together with 1,145,400 broker warrants, each entitling the holder to acquire shares of Niger Uranium at a price of 0.50 UK pound sterling per share for a period of two years.

The total consideration received by NWT for the Irhazer and In Gall Projects (Niger) was calculated as follows:

Consideration received:

Cash	$4,800,000
31,955,000 Niger Uranium Limited common shares	15,982,500

Total sale price	$20,782,500

Details of the net assets sold are summarized below:

Fixed assets, net	$191,995
Interest in exploration properties and deferred exploration
properties - Irhazer and In Gall Projects, Niger	1,330,497

$1,522,492

Gain on disposition of Irhazer and In Gall Projects, Niger	$19,260,008

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

12.        INCOME TAXES

The following table reconciles the expected income tax recovery at the Canadian Federal and Provincial statutory rate of 34% (2007 - 34%; 2006 - 36%) to the amounts recognized in the statements of operations:

For the years ended December 31,	2008	2007	2006

(Loss) income before taxes	$(3,752,465)	$15,410,918	$(2,790,340)

Expected income tax (recovery) expense	(1,257,075)	5,239,700	(1,004,500)
Permanent differences	163,265	122,100	(28,600)
Tax rate changes and other adjustments	1,043,121	(102,866)	(35,156)
Effects of loss carryback	(910,965)	-	-
Increase (decrease) in valuation allowance	-	(1,593,400)	699,400

Income tax (recovery) expense reflected in the
statement of operations	$(961,654)	$3,665,534	$(368,856)

The Company's income tax (recovery) expense is allocated as follows:

Current tax (recovery) expense	$(1,030,673)	$3,312,134	$-
Future tax (recovery) expense	69,019	353,400	(368,856)

	$(961,654)	$3,665,534	$(368,856)

The Company's future income tax assets and liabilities at December 31, 2008 and 2007 are as follows:

	2008	2007

Future Income Tax Assets
Fixed assets	58,981	(4,400)
Share issue costs	175,962	308,400

	234,943	304,000
Less: allocated against future income tax liabilities	(234,943)	(304,000)

Net future income tax assets	$-	$-

Future Income Tax Liabilities
Exploration properties	$(657,362)	$(657,400)
Unrealized gain on long-term investments	-	(314,553)
Less: reduction due to allocation of applicable future
income tax assets	234,943	304,000

	$(422,419)	$(667,953)

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

13.        SEGMENTED INFORMATION

The Company's principal operations are the acquisition, exploration and development of mineral properties. All exploration properties are situated in Canada, Mexico and Niger. Cash and short term investments of $7,455,957 (2007 - $13,090,154) are held in Canadian chartered banks, $26,374 (2007 - $128,964) held in Mexico and $4,895 (2007 - $4,895) is held in Niger. Total assets are held as follows:

December 31, 2008	Canada	Mexico	Niger	Total

Current assets	$10,472,027	$26,374	$4,895	$10,503,296
Investment in exploration properties and
deferred exploration expenditures	1,873,170	2,118,897	-	3,992,067
Equipment	482,811	-	-	482,811
Other assets	34,154	-	3,107,920	3,142,074

	$12,862,162	$2,145,271	$3,112,815	$18,120,248

December 31, 2007	Canada	Mexico	Niger	Total

Current assets	$13,571,674	$128,964	$581,028	$14,281,666
Investment in exploration properties and
deferred exploration expenditures	3,349,467	1,990,494	-	5,339,961
Equipment	676,627	-	-	676,627
Other assets	61,119	-	17,067,165	17,128,284

	$17,658,887	$2,119,458	$17,648,193	$37,426,538

Substantially all of the Company's operating expenses are incurred in Canada.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

14.        DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The following represents the material adjustments to the consolidated financial statements as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 in order to conform to accounting principles generally accepted in the United States (“US GAAP”).

As at December 31,	2008	2007

Assets
Canadian GAAP	$18,120,248	$37,426,538
Exploration properties and deferred exploration expenditures (a)	(2,721,366)	(4,138,093)

US GAAP	$15,398,882	$33,288,445

Future Income Taxes
Canadian GAAP	$(422,419)	$(667,953)
Change in tax rate (c)	-	(139,900)
Exploration properties and deferred exploration expenditures expensed (a)	734,769	1,333,500
Increase in valuation allowance	(312,350)	(840,200)

US GAAP	$-	$(314,553)

As at December 31,	2008	2007	2006

Capital Stock
Canadian GAAP	$20,633,843	$19,574,843	$18,478,026
Flow through shares (b)	247,389	247,389	247,389

US GAAP	$20,881,232	$19,822,232	$18,725,415

Retained earnings (deficit)
Canadian GAAP	$3,598,458	$6,389,269	$(5,356,115)
Cumulative exploration properties adjustment (a)	(2,721,366)	(4,138,093)	(3,078,668)
Future income tax adjustment (b)	69,019	353,400	(368,856)
Flow-through shares (b)	(247,389)	(247,389)	(247,389)

US GAAP	$698,722	$2,357,187	$(9,051,028)

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

14.        DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

For the periods ended December 31,	2008	2007	2006

Statement of Operations
Net (loss) income and comprehensive (loss) income
under Canadian GAAP	$(17,041,652)	$12,515,496	$(2,421,484)
Exploration properties and deferred exploration expenditures (a)	(444,170)	(2,166,074)	(2,302,282)
Gain on disposition of Irhazer and In Gall Projects, Niger (e)	-	1,106,649	-
Future income taxes (b)	69,019	353,400	(368,856)
Flow-through shares (b)	-	-	(202,189)

Net loss and comprehensive loss under US GAAP	$(17,416,803)	$11,809,471	$(5,294,811)

Basic and diluted (loss) income per share - US GAAP	$(0.16)	$0.11	$(0.06)

Statement of Cash Flows
Cash flows from operating activities under Canadian GAAP	$(6,068,066)	$(1,899,550)	$(1,355,091)
Exploration properties and deferred exploration expenditures (a)	(385,170)	(3,694,721)	(3,030,498)

Cash flows from operating activities under US GAAP	$(6,453,236)	$(5,594,271)	$(4,385,589)

Cash flows from investing activities under Canadian GAAP	$11,597,095	$(3,283,747)	$(12,858,160)
Exploration properties and deferred exploration expenditures (a)	385,170	3,694,721	3,030,498

Cash flows from investing activities under US GAAP	$11,982,265	$410,974	$(9,827,662)

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

14.        DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(a) Exploration Properties and Deferred Exploration Expenditures
Under Canadian GAAP, resource property acquisition costs and exploration costs may be deferred and amortized during the search for a commercially mineable body of ore. In 2006, for purposes of US GAAP, the Company expensed resource property acquisition costs. Under US GAAP, the Company capitalizes mineral property acquisition costs. This change has been applied retrospectively and the comparatives for 2006 and 2005 and have been re-stated accordingly. The amounts capitalized for the years ended December 31, 2006 and 2005 were $1,108,762 and $299,315 respectively, with a corresponding reduction in net loss of $809,447 and $247,815. This change did not affect basic and diluted loss per share for the year ended December 31, 2006. The basic and diluted loss per share for the year ended December 31, 2005 increased by $0.01 per share to a loss of $0.02 per share.

Under US GAAP, exploration costs are not considered to have the characteristics of property, plant and equipment and accordingly are expensed prior to the Company determining that economically proven and probable reserves exist, after which all costs are capitalized. Capitalized costs are then amortized on a unit-of-production basis based on proven and probable reserves. For the purposes of the consolidated statements of cash flows, exploration costs are classified as cash used in investing activities under Canadian GAAP and cash used in operations under US GAAP. Under US GAAP, the property expenditure advances would be classified as current assets on the balance sheet and included in the amounts receivable and prepaid expenses.

(b) Flow-through Shares
Under Canadian GAAP, flow-through shares are recorded at their face value, net of related issuance costs. When eligible expenditures are made, the carrying value of these expenditures may exceed their tax value due to the renunciation of the tax benefit by the Company. The tax effect of this temporary difference is recorded as a cost of issuing the shares.

The Financial Accounting Standards Board (“FASB”) staff has taken the view that under SFAS No. 109, Accounting for Income Taxes, the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed, when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of deferred tax liability and the liability recognized on issuance. Under US GAAP, the amounts received from the issuance of flow-through shares and not yet expended on the related exploration costs are separately classified as restricted cash. As at December 31, 2008 and 2007, there were no unexpended flow-through funds.

(c) Income Taxes
Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes.

(d) Stock-Based Employee Compensation
On September 26, 2003 (date of incorporation), the Company prospectively adopted the fair value based method for its employee options. Consequently, there were no differences between Canadian and US GAAP with respect to options granted since inception.

(e) Gain on Disposition of Irhazer and In Gall Projects, Niger
During the year ended December 31, 2007, the Company disposed of some of its resource properties. The gain for US GAAP purposes would be higher than for Canadian purposes due to the cost base that exists for Canadian purposes as resource property acquisition costs and exploration costs were capitalized.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

14.        DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(f) Recent Accounting Pronouncements

Fair Value Measurements
In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with earlier application encouraged. Any amounts recognized upon adoption as a cumulative effect adjustment will be recorded to the opening balance of retained earnings in the year of adoption. On February 12, 2008, the FASB delayed the effective date for non-financial assets and liabilities to fiscal years beginning after November 15, 2008; however, the effective date for financial assets remains intact. The Company is currently evaluating the impact of SFAS No. 157 on its consolidated results of operations and financial position.

Business Combinations
In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”). This Statement replaces SFAS No. 141, “Business Combinations” (“SFAS 141”). This Statement retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) will apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As the provisions of SFAS No.141(R) are applied prospectively, the impact of this standard cannot be determined until the transaction occurs.

Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities
In June 2008, the FASB issued Staff Position (“FSP”) EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" ("EITF 03-6-1") Securities participating in dividends with common stock according to a formula are participating securities. This FSP determined unvested shares of restricted stock and stock units with non-forfeitable rights to dividends are participating securities. Participating securities require the “two-class” method to be used to calculate basic earnings per share. This method lowers basic earnings per common share. This FSP takes effect in the first quarter of fiscal years beginning after December 15, 2008 and will be applied retrospectively for all periods presented. It will be effective for the Company on January 1, 2009. The Company does not expect FSP EITF 03-6-1 to have a material effect on its consolidated financial statements.

The Hierarchy of Generally Accepted Accounting Principles
In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. SFAS 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." The Company is currently evaluating the potential impact of the adoption of SFAS 162.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

15.        SUPPLEMENTAL CASH FLOW INFORMATION

				Cumulative
	2008	2007	2006	from inception
	$	$	$	$

Interest paid	-	920	-	3,899
Income taxes paid	3,211,600	-	-	-
Warrants issued for services provided	-	-	770,214	796,736
Change in accrued exploration expenditures	(23,629)	51,690	110,613	201,384
Change in accrued share issue costs	-	-	(19,897)	-
Value of shares and options issued to acquire
exploration properties	59,000	229,500	521,119	991,619
Change in accrued capitalized interest	(39,001)	54,324	176,384	191,707
Change in accrued prepaid expenditures	(26,965)	(71,973)	133,092	34,154

16.        COMMITMENTS AND CONTINGENCIES

The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

17.        RESTATEMENT OF PRIOR YEAR FINANCIAL STATEMENTS

Based upon a re-evaluation of the nature of the relationship between the Company and Niger Uranium (note 11), the Company has determined that it has never exerted significant influence over Niger Uranium. As a result of this determination, accounting for the investment in Niger Uranium under the equity method was not appropriate in the prior year. Consequently, the investment has been reclassified as an available-for-sale financial instrument recorded initially at fair value with changes in fair value reflected through other comprehensive income until the investment is derecognized or impaired. The effect of this restatement as at December 31, 2007 and for the year then ended has been to increase the carrying value of the investment by $1,084,666, increase net comprehensive income and accumulated other comprehensive income by $770,112 and increase future income tax liability by $314,553.

Due to the restatement, the reported comprehensive income for the year increased from $11,745,384 to $12,515,496.

18.        COMPARATIVE INFORMATION

Certain comparative figures have been reclassified to conform with current year financial statement presentation.

19.        SUBSEQUENT EVENT

On February 13, 2009, the Company granted 5,200,000 options to various directors, officers, employees and consultants. The options vested immediately, are exercisable at $0.10 per share and expire on February 13, 2014.

NWT URANIUM CORP.

(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2007 AND 2006 AND
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of NWT Uranium Corp. (formerly Northwestern Mineral Ventures Inc.) were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances. The significant accounting policies of the Company are summarized in Note 2 to the consolidated financial statements.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the years presented by the consolidated financial statements and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the years presented by the audited consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(signed)	(signed)

Marek Kreczmer	William D. Thomas
President and Chief Executive Officer	Chief Financial Officer

Independent Auditors’ Report

To the Shareholders of NWT Uranium Corp. (formerly Northwestern Mineral Ventures Inc.)
(An Exploration Stage Company)

We have audited the consolidated balance sheets of NWT Uranium Corp. (formerly Northwestern Mineral Ventures Inc.) as at December 31, 2007 and 2006 and the related consolidated statements of operations and comprehensive income (loss), cash flows, and shareholders’ equity and interest in exploration properties and deferred exploration expenditures for each of the years in the three-year period ended December 31, 2007 and the period cumulative from inception to December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 and the period cumulative from inception to December 31, 2007 in accordance with Canadian generally accepted accounting principles.

McGOVERN, HURLEY, CUNNINGHAM, LLP
Chartered Accountants Licensed Public Accountants

Toronto, Canada
April 2, 2008

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31, 2007	December 31, 2006
Assets
Current
Cash	$905,473	$5,482,407
Short term investments (Note 2)	12,318,540	9,426,384
Due from Niger Uranium Limited (Notes 8 and 9)	576,133	—
Amounts receivable and prepaid expenses (Note 8)	481,520	118,174
	14,281,666	15,026,965
Property expenditures advances	61,119	133,092
Fixed assets (Note 3)	676,627	143,219
Equity investment in Niger Uranium Limited (Note 9)	15,982,500	—
Interest in exploration properties and deferred exploration expenditures (Note 4 and statement)	5,339,961	4,187,430
	$36,341,873	$19,490,706
Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities (Note 8)	$628,670	$383,366
Income taxes payable (Note 10)	3,312,134	—
	3,940,804	383,366
Future income tax liability (Note 10)	353,400	—
	4,294,204	383,366
Shareholders’ equity
Common shares (statement)	19,574,843	18,478,026
Warrants (Note 6 and statement)	3,138,900	3,949,982
Contributed surplus (statement)	2,944,657	2,035,447
Accumulated retained earnings (deficit)	6,389,269	(5,356,115)
	32,047,669	19,107,340
	$36,341,873	$19,490,706

NATURE OF OPERATIONS (Note 1)
COMMITMENTS AND CONTINGENCIES (Notes 4 and 15)

APPROVED ON BEHALF OF THE BOARD:

Signed ‘‘Marek Kreczmer’’ , Director	Signed ‘‘Simon Lawrence’’ , Director

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in Canadian Dollars)

For the periods ended December 31,	2007	2006	2005	Cumulative from inception
Expenses
Stock based compensation expense (Note 7)	$359,082	$1,146,144	$493,468	$2,422,877
Management and administrative services	571,805	560,289	129,183	1,396,277
Investor relations and promotion	203,920	366,021	302,828	1,239,969
Professional fees	467,627	178,797	58,730	788,761
Office and administration	122,493	97,447	67,072	365,808
Travel expenses	128,121	117,361	38,811	284,293
Shareholders information	146,493	53,947	46,248	246,688
Regulatory fees	32,098	49,740	83,351	230,329
Amortization	120,885	3,826	1,815	127,157
Government fees and taxes	8,871	19,503	—	28,374
Foreign exchange loss (gain)	48,390	(11,483)	1,575	38,482
	2,209,785	2,581,592	1,223,081	7,169,015
(Loss) for the period before the following:	(2,209,785)	(2,581,592)	(1,223,081)	(7,169,015)
Gain on disposition of Irhazer and In Gall Projects, Niger (Note 9)	19,260,008	—	—	19,260,008
Exploration properties and deferred exploration expenditures written-off	(1,639,305)	(208,748)	(602,193)	(2,450,246)
Income (loss) for the period before provision for (recovery of) corporate taxes:	15,410,918	(2,790,340)	(1,825,274)	9,640,747
Provision for (recovery of) corporate taxes (Note 10)
Current income taxes	3,312,134	—	—	3,312,134
Future income taxes	353,400	(368,856)	(45,200)	(60,656)
	3,665,534	(368,856)	(45,200)	3,251,478
Net income (loss) for the period being comprehensive income (loss) for the period	$11,745,384	$(2,421,484)	$(1,780,074)	$6,389,269
Income (loss) per share – basic and diluted	$0.11	$(0.03)	(0.02)
Weighted average number of common shares – basic	105,337,248	95,891,751	79,916,314
Weighted average number of common shares – diluted	106,118,568	95,891,751	79,916,314

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the periods ended December 31,	2007	2006	2005	Cumulative from inception
Cash provided by (used in)
OPERATING ACTIVITIES
Net income (loss) for the period	$11,745,384	$(2,421,484)	$(1,780,074)	$6,389,269
Stock based compensation expense (Note 7)	359,082	1,146,144	493,468	2,422,877
Future income taxes (Note 10)	353,400	(368,856)	(45,200)	(60,656)
Gain on disposition of Irhazer and In Gall Projects, Niger (Note 9)	(19,260,008)	—	—	(19,260,008)
Amortization	120,885	3,826	1,815	127,157
Exploration properties and deferred exploration expenditures written-off	1,639,305	208,748	602,193	2,450,246
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	(363,346)	(25,405)	(14,784)	(481,520)
Accounts payable and accrued liabilities	193,614	101,936	(109,415)	403,657
Income taxes payable	3,312,134	—	—	3,312,134
	(1,899,550)	(1,355,091)	(851,997)	(4,696,844)
FINANCING ACTIVITIES
Issue of common shares and warrants, net of issue costs	—	17,007,958	1,878,801	20,541,385
Exercise of warrants	286,363	732,976	220,875	1,240,214
Exercise of options	320,000	273,200	57,500	935,361
	606,363	18,014,134	2,157,176	22,716,960
INVESTING ACTIVITIES
Due from Niger Uranium Limited (Notes 8 and 9)	(576,133)	—	—	(576,133)
Fixed asset purchases	(881,955)	(157,092)	(4,946)	(1,031,446)
Interest in exploration properties and deferred exploration	(3,787,827)	(3,451,068)	(702,384)	(8,219,232)
Purchase of short-term investment, net	(2,837,832)	(9,250,000)	—	(12,087,832)
Cash proceeds from disposition of Irhazer and In Gall Projects, Niger (Note 9)	4,800,000	—	—	4,800,000
	(3,283,747)	(12,858,160)	(707,330)	(17,114,643)
Change in cash	(4,576,934)	3,800,883	597,849	905,473
Cash, beginning of period	5,482,407	1,681,524	1,083,675	—
Cash, end of period	$905,473	$5,482,407	$1,681,524	$905,473

SUPPLEMENTAL INFORMATION (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian Dollars)

From Commencement of Operations (September 26, 2003) to December 31, 2007

	Common shares		Special Warrants	Warrants	Contributed Surplus	Accumulated Retained Earnings	Total
	#	$	$	$	$	$	$
Issue of shares for cash	4,000,000	101	—	—	—	—	101
Issue of special warrants for cash	—	—	195,409	—	—	—	195,409
Loss for the year	—	—	—	—	—	(33,097)	(33,097)
Balance, December 31, 2003	4,000,000	101	195,409	—	—	(33,097)	162,413
Public offering, net of issue costs	60,000,000	1,321,537	—	—	—	—	1,321,537
Conversion of special warrants	8,000,000	195,409	(195,409)	—	—	—	—
Flow through private placement, net of issue costs	412,000	114,891	—	—	—	—	114,891
Stock based compensation	—	—	—	—	424,183	—	424,183
Private placement, net of issue costs	2,909,000	539,911	—	256,935	—	—	796,846
Loss for the year	—	—	—	—	—	(1,121,460)	(1,121,460)
Balance, December 31, 2004	75,321,000	2,171,849	—	256,935	424,183	(1,154,557)	1,698,410
Private placement, net of issue costs	3,950,090	1,636,155	—	222,749	—	—	1,858,904
Exercise of stock options	200,000	101,500	—	—	(44,000)	—	57,500
Flow through tax effect on date of renunciation	—	(45,200)	—	—	—	—	(45,200)
Stock based compensation	—	—	—	—	493,468	—	493,468
Exercise of warrants	455,000	283,475	—	(62,600)	—	—	220,875
Shares issued for interest in exploration properties and deferred exploration expenditures (Notes 4(b)(c))	300,000	182,000	—	—	—	—	182,000
Loss for the year	—	—	—	—	—	(1,780,074)	(1,780,074)
Balance, December 31, 2005	80,226,090	4,329,779	—	417,084	873,651	(2,934,631)	2,685,883

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Shareholders’ Equity (Continued)
(Expressed in Canadian Dollars)

From Commencement of Operations (September 26, 2003) to December 31, 2007

	Common shares		Special Warrants	Warrants	Contributed Surplus	Accumulated Retained Earnings	Total
	#	$	$	$	$	$	$
Balance, December 31, 2005	80,226,090	4,329,779	—	417,084	873,651	(2,934,631)	2,685,883
Private placement, net of issue costs	21,144,027	12,555,474	—	3,982,884	—	—	16,538,358
Exercise of stock options	920,000	476,800	—	—	(203,600)	—	273,200
Flow through tax effect on date of renunciation	—	(295,085)	—	(73,771)	—	—	(368,856)
Stock based compensation	—	—	—	—	1,197,663	—	1,197,663
Shares issued for interest in exploration properties and deferred exploration expenditures (Notes 4(b)(c)(e)(f))	640,000	469,600	—	—	—	—	469,600
Exercise of warrants	1,559,636	941,458	—	(208,482)	—	—	732,976
Expired warrants	—	—	—	(167,733)	167,733	—	—
Loss for the year	—	—	—	—	—	(2,421,484)	(2,421,484)
Balance, December 31, 2006	104,489,753	18,478,026	—	3,949,982	2,035,447	(5,356,115)	19,107,340
Shares issued for interest in exploration properties and deferred exploration expenditures (Notes 4(b)(f)(g))	350,000	229,500	—	—	—	—	229,500
Exercise of options	782,500	320,000	—	—	—	—	320,000
Fair value of option exercise	—	217,500	—	—	(217,500)	—	—
Exercise of warrants	409,089	286,363	—	—	—	—	286,363
Fair value of warrant exercise	—	43,454	—	(43,454)	—	—	—
Expired warrants	—	—	—	(767,628)	767,628	—	—
Stock based compensation (Note 7)	—	—	—	—	359,082	—	359,082
Income for the period	—	—	—	—	—	11,745,384	11,745,384
Balance, December 31, 2007	106,031,342	19,574,843	—	3,138,900	2,944,657	6,389,269	32,047,669

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Interest in Exploration Properties and Deferred Exploration Expenditures (Expressed in Canadian Dollars)

For the periods ended December 31,	2007	2006	2005	Cumulative from inception
Bear Project, Canada (Note 4(a))
Opening balance	$—	$—	$560,767	$—
Transportation	—	—	11,290	222,287
Drilling	—	—	—	85,865
Acquisition costs	—	—	11,006	62,506
Camp costs	—	—	—	60,671
Project management fees	—	—	—	40,759
Labour	—	—	—	29,741
Geological, reports and maps	—	—	9,223	9,223
Consulting fees	—	—	10,019	23,613
General	—	—	2,325	63,004
Analysis and assays	—	—	1,458	12,466
Interest income	—	—	(3,895)	(7,942)
Activity during the year	—	—	41,426	602,193
Write-off of Bear Project	—	—	(602,193)	(602,193)
Closing balance	$—	$—	$—	$—
Picachos Project, Mexico (Note 4(b))
Opening balance	$1,260,664	$750,906	$154,764	$—
Geological, reports and maps	119	65,994	69,938	201,664
Geology	19,982	—	—	19,982
Labour	—	—	—	8,830
Earthwork and roads	81,101	6,017	—	87,118
Environment	6,896	—	—	6,896
Line and grid cutting	—	15,121	—	15,121
Geophysics	63,448	87,756	—	151,204
Geochemistry	4,524	—	—	4,524
Camp costs	2,401	21,202	—	29,543
Transportation	—	1,022	1,528	6,386
Management fees	—	—	—	8,965
Professional fees	—	3,604	—	12,139
Drilling	379,691	2,285	—	385,381
Option payments	15,570	403,904	114,000	533,474
Staking	4,070	—	15,926	19,996
General	27,976	689	11,173	57,186
Analysis and assaying	—	—	91,008	127,346
Exploration advance	—	—	297,739	297,739
Property payments	214,000	—	—	214,000
Interest income	(89,948)	(97,836)	(5,170)	(197,000)
Activity during the period	729,830	509,758	596,142	1,990,494
Closing balance	$1,990,494	$1,260,664	$750,906	$1,990,494

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Interest in Exploration Properties and Deferred Exploration Expenditures (Expressed in Canadian Dollars)

For the periods ended December 31,	2007	2006	2005	Cumulative from inception
Waterbury Project, Canada (Note 4(c))
Opening balance	$939,967	$169,747	$—	$—
Assays	—	5,464	—	5,464
Geological, reports and maps	810	4,597	76,697	82,104
Drilling	294,548	221,912	—	516,460
Geophysics	105,885	328,996	—	434,881
Labour	—	69,500	—	69,500
Professional fees	—	10,799	—	10,799
Management fees	—	73,478	—	73,478
Operating costs	—	118,846	—	118,846
Option payment	25,000	79,000	93,050	197,050
Administration	110,880	—	—	110,880
Termination payment	252,358	—	—	252,358
Government assistance	(3,378)	(44,536)	—	(47,914)
Interest income	(86,765)	(97,836)	—	(184,601)
Activity during the period	699,338	770,220	169,747	1,639,305
Write-off of Waterbury Project	(1,639,305)	—	—	(1,639,305)
Closing balance	$—	$939,967	$169,747	$—
Fire Fly Project, United States (Note 4(d))
Opening balance	$—	$114,697	$—	$—
Geological, reports and maps	—	16,226	18,466	34,692
Professional fees	—	—	8,173	8,173
Option payment	—	—	58,485	58,485
Exploration advance	—	—	7,500	7,500
Consulting	—	20,727	2,980	23,707
Claim staking	—	4,384	17,854	22,238
Field expenses	—	1,659	—	1,659
Geotechnician	—	8,588	—	8,588
General	—	8,017	85	8,102
Travel and accommodation	—	3,537	1,154	4,691
Rentals	—	4,586	—	4,586
Interest income	—	(19,175)	—	(19,175)
Activity during the period	—	48,549	114,697	163,246
Write-off of Fire Fly Project	—	(163,246)	—	(163,246)
Closing balance	$—	$—	$114,697	$—

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Interest in Exploration Properties and Deferred Exploration Expenditures (Expressed in Canadian Dollars)

For the periods ended December 31,	2007	2006	2005	Cumulative from inception
Irhazer and In Gall Projects, Niger (Notes 4(e) and 9)
Opening balance	$1,097,599	$40,351	$15,269	$—
Project administration costs	117,058	284,828	25,082	442,237
Acquisition costs	—	223,848	—	223,848
Camp costs	10,532	6,606	—	17,138
Drilling	22,294	—	—	22,294
Environmental	105,386	96,516	—	201,902
Geological	70,987	17,248	—	88,235
Geochemistry	6,760	—	—	6,760
Geophysical	200,967	98,982	—	299,949
Line and grid cutting	16,018	4,390	—	20,408
Surveys	—	422,666	—	422,666
Recovery of costs	(112,797)	—	—	(112,797)
Interest income	(204,307)	(97,836)	—	(302,143)
Disposal of Irhazer and In Gall Projects (Note 9)	(1,330,497)	—	—	(1,330,497)
Activity during the period	(1,097,599)	1,057,248	25,082	—
Closing balance	$—	$1,097,599	$40,351	$—
North Rae Uranium Project, Canada (Note 4(f))
Opening balance	$889,200	$—	$—	$—
Camp costs	32,170	—	—	32,170
Drilling	285,376	—	—	285,376
Environment	3,050	—	—	3,050
Geophysical	179,535	11,802	—	191,337
Geochemical	5,062	—	—	5,062
Geology	1,693,006	—	—	1,693,006
Exploration	—	716,190	—	716,190
Staking	4,080	81,950	—	86,030
Acquisition costs	83,270	97,084	—	180,354
Professional fees	1,658	56,806	—	58,464
Survey costs	63,435	—	—	63,435
Administration	14,170	4,023	—	18,193
Interest income	(254,849)	(78,655)	—	(333,504)
Activity during the period	2,109,963	889,200	—	2,999,163
Closing balance	$2,999,163	$889,200	$—	$2,999,163

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Interest in Exploration Properties and Deferred Exploration Expenditures (Expressed in Canadian Dollars)

For the periods ended December 31,	2007	2006	2005	Cumulative from inception
Daniel Lake Uranium Project, Canada (Note 4(g))
Opening balance	$—	$—	$—	$—
Staking	40,260	—	—	40,260
Professional fees	2,785	—	—	2,785
Acquisition costs	127,754	—	—	127,754
Survey costs	219,605	—	—	219,605
Geophysical	4,220	—	—	4,220
Geochemistry	760	—	—	760
Geology	8,018	—	—	8,018
Administration	1,188	—	—	1,188
Interest income	(54,286)	—	—	(54,286)
Activity during the period	350,304	—	—	350,304
Closing balance	$350,304	$—	$—	$350,304
TOTAL	$5,339,961	$4,187,430	$1,075,701	$5,339,961

The accompanying notes are an integral part of these consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

1.    NATURE OF OPERATIONS

NWT Uranium Corp. (formerly Northwestern Mineral Ventures Inc.) (the ‘‘Company’’ or ‘‘NWT’’) was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated September 26, 2003. The Company, which is in the development stage as defined by the Canadian Institute of Chartered Accountants (‘‘CICA’’) Accounting Guideline 11 ‘‘Enterprises in the Development Stage’’, is engaged in the acquisition, exploration and development of mineral resource properties with a focus on uranium. As of December 31, 2007, the Company has interests in Canada, Niger and Mexico. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the exploration properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying values of exploration properties and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations and the ability of the Company to obtain the financing necessary to complete development of the properties, or alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values. Some of the Company’s exploration properties are located outside of Canada and are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

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

As at December 31, 2007, the Company had cash of $905,473 (2006 – $5,482,407), short-term investments of $12,318,540 (2006 – $9,426,384) and working capital of $10,340,862 (2006 – $14,643,599). Management of the Company believes that it has sufficient funds to pay its ongoing work commitments, administrative expenses and its liabilities for the ensuing period as they fall due.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles and their basis of application is consistent with that of the previous year except as disclosed below. These policies conform, in all material respects, with United States generally accepted accounting principles (‘‘US GAAP’’), except as discussed in Note 13. Outlined below are those policies considered particularly significant.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Northwest Mineral Mexico, S.A. de C.V. All material inter-company balances and transactions have been eliminated. All references to the Company should be treated as references to the Company and its subsidiary.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment

Entities which are not controlled and over which the Company has the ability to exercise significant influence are accounted for using the equity method. Under this method, the Company recognizes its share of the investee’s earnings or losses from operations and its investment therein is adjusted by a like amount based on the audited financial statements of the Company. The Company holds a 38.5% investment in Niger Uranium Limited (‘‘Niger Uranium’’) (See Note 9).

Niger Uranium was incorporated on May 21, 2007 and has a March 31, 2008 year-end. No audited financial statements for Niger Uranium have been made available to shareholders to date. The Company will recognize its share of Niger Uranium’s earnings or losses once the audited financial statements for the March 31, 2008 become available. Niger Uranium trades on the London AIM exchange.

Short Term Investments

Short-term investments are comprised of highly liquid Canadian dollar denominated guaranteed investment certificates with terms to maturity of greater than 90 days but not more than one year. Short-term investments are carried at their fair value and are classified as held-for-trading. As at December, 31, 2007, short-term investments consisted of the following items:

Guaranteed Investment Certificate, due June 11, 2008, interest rate – 4.30%	$51,202
Guaranteed Investment Certificate, due July 26, 2008, interest rate – 4.40%	12,267,338
$12,318,540

As at December 31, 2006, the Company had a $9,426,384 Guaranteed Investment Certificate bearing interest at 4.00% maturing July 10, 2007.

Fixed Assets

Fixed assets are recorded at cost. Amortization is recorded on the declining balance basis at the following annual rates:

Computer equipment	30%
Furniture and fixtures	20%
Leasehold improvements	20%
Field equipment	20%
Vehicle	30%

Amortization of incidental assets used in exploration are capitalized to deferred exploration expenditures.

Interest in Exploration Properties and Deferred Exploration Expenditures

The Company accounts for exploration property costs in accordance with the CICA Handbook Section 3061, ‘‘Property, plant and equipment’’ (‘‘CICA 3061’’), and abstract EIC 126, ‘‘Accounting by Mining Enterprises for Exploration Costs’’ (‘‘EIC 126’’) of the Emerging Issues Committee.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

However, EIC 126 references certain conditions that should be considered in determining subsequent write downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, a provision is made for the impairment in value.

Interest in exploration properties and deferred exploration expenditures are carried at cost, net of government assistance until they are brought into production, at which time they are depleted on a unit-of production method based on proven and probable reserves. Government assistance is recorded when it is more likely than not to be received. If a property is subsequently determined not to be economic, the property and related deferred costs are written down to net realizable value. Other general exploration expenses are charged to operations as incurred. The cost of exploration properties abandoned or sold and their related deferred exploration costs are charged to operations at the time of abandonment or sale.

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

The Company qualifies for mineral exploration assistance programs associated with the exploration and development of mineral properties located in Quebec. Recoverable amounts are offset against deferred exploration costs incurred when the Company has complied with the terms and conditions of the program and the recovery is reasonably assured.

Asset Retirement Obligations

The fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depleted and amortized over the useful lives of the related assets. The Company did not have any asset retirement obligations as at December 31, 2007, 2006 and 2005.

Flow-Through Financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfers the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties.

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

accordance with income tax legislation. When these expenditures are renounced, temporary taxable differences created by the renunciation will reduce share capital.

Stock Based Compensation Plan

The Company has a stock option plan that is described in Note 7. The fair value of any stock options granted to directors, officers, consultants and employees is recorded as an expense over the vesting period with a corresponding increase recorded to contributed surplus. The fair value of the stock based compensation is determined using the Black-Scholes option pricing model and management’s assumptions are disclosed in Note 7. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Income Taxes

The Company uses the future income tax asset and liability method of accounting for income taxes. Under this method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantively enacted tax rates in which the income tax assets or liabilities are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Impairment of Long-Lived Assets

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on the estimated fair value of the assets. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Company’s performance could have a material effect on the Company’s financial position and results of operations.

Income (Loss) Per Common Share

Basic income (loss) per share is computed by dividing the income (loss) for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted income (loss) per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar. All of the Company’s subsidiary operations are classified as integrated for foreign currency translation purposes. Foreign currency monetary assets and liabilities are translated at the year-end exchange rate. Non-monetary

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

assets, as well as revenue and expense transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Translation gains or losses are recognized in operations for the period in which they occur. Unless otherwise stated, all amounts are in Canadian dollars.

Measurement Uncertainty

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenue and expense during the report period. The most significant estimates are related to the recoverability of exploration expenditures, valuation of the equity investment in Niger Uranium Limited, valuation of asset retirement obligations, stock based compensation, and future tax assets and liabilities. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

Change in Accounting Policies

On January 1, 2007, the Company adopted CICA Handbook Section 1530, ‘‘Comprehensive Income’’, Section 3855, ‘‘Financial Instruments — Recognition and Measurement’’, and Section 3865, ‘‘Hedges.’’

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item. As at and during the year ended December 31, 2007, the Company had no hedges.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

The Company has evaluated the impact of these Handbook sections on its consolidated financial statements and determined that no adjustments were required on adoption.

See also Note 13(a) with respect to the change in accounting policy for U.S. GAAP.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs ‘‘EIC-166’’. EIC-166 addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective September 30, 2007 and requires retrospective application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The Company has evaluated the impact of EIC-166 and has determined that no adjustments are currently required.

Accounting Changes

In July 2006, the Accounting Standards Board (‘‘AcSB’’) issued a replacement of CICA Handbook Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes.

Future Accounting Pronouncements

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards are effective for interim and annual financial statements for the Company’s reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Accounting Standards Board (AcSB) has amended CICA Handbook section 1400 to include requirements to assess an entity’s ability to continue as a going concern and to disclose material uncertainties related to events or conditions that may cast doubt upon the entity’s ability to continue as a going concern. The amendment is effective for interim and annual financial statements beginning on or after January 1, 2008.

The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In January 2006, the CICA Accounting Standards Board (‘‘AcSB’’) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (‘‘IFRS’’) by the end of 2011. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

3.    FIXED ASSETS

	Cost	Accumulated Amortization	Net Carrying Value December 31, 2007	Cost	Accumulated Amortization	Net Carrying Value December 31, 2006
Computer equipment	$24,005	$10,258	$13,747	$34,120	$6,413	$27,707
Furniture and fixtures	8,290	829	7,461	11,598	585	11,013
Leasehold improvements	—	—	—	1,283	106	1,177
Field equipment	761,704	114,603	647,101	40,591	994	39,597
Vehicles	9,786	1,468	8,318	78,652	14,927	63,725
	$803,785	$127,158	$676,627	$166,244	$23,025	$143,219

4.	INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

(a)    Bear Project, Canada

The Company and Fronteer Development Group Inc. (‘‘Fronteer’’) executed a definitive formal agreement (the ‘‘Agreement’’) along with several amending agreements covering the Conjuror, Achook, McPhoo, and Longtom claims in the Northwest Territories (collectively, the ‘‘Bear Project’’). Pursuant to the Agreement, the Company may acquire the right to earn up to a 50% interest in the Bear Project for the following consideration:

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

During the year ended December 31, 2005, management decided to terminate the Bear Project and focus on other projects. There were no financial penalties associated with the termination of the Bear Project. As a result, capitalized costs of $602,193 were written-off in 2005.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

4.	INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

(b)    Picachos Project, Mexico

On July 14, 2004 the Company entered into an option agreement with RNC Gold Inc. (‘‘RNC’’) to acquire a 50% undivided interest in the 6,700 hectare silver-gold Picachos property in Durango, Mexico. In order to earn its interest, the Company had to incur $500,000 in exploration expenditures on or before December 31, 2005 and $1 million on or before December 31, 2006. The Company also had to generate a feasibility study for the production of a minimum of 25,000 ounces of gold per year. The Chairman and CEO of the Company was also a director of RNC at the time the Option Agreement was signed. On January 12, 2005, the Chairman resigned as director of RNC. During the year ended December 31, 2005, a director of the Company was also a director of RNC. On February 28, 2006, this individual resigned as a director of RNC.

On October 14, 2005 the Company completed another agreement with RNC, granting the Company the right to acquire a 100% interest in the Picachos property portfolio. Under the terms of this agreement, the Company was granted the right at feasibility to acquire RNC’s remaining 50% stake in the Picachos Project. The purchase price of $20 million is payable as: $3 million at the completion of a feasibility study, then $9 million at the commencement of commercial production, and then $2 million on each of the first through fourth anniversaries of the commencement of commercial production. The Company issued 200,000 common shares valued at $114,000 from its treasury to RNC as consideration for entering into this agreement.

In February 2006, RNC was acquired by Yamana Gold Inc. (‘‘Yamana’’). NWT and Yamana terminated the option agreement pertaining to the Picachos Project that was signed between NWT and RNC Gold Inc. and entered into an Option Agreement on December 22, 2006 whereby NWT can earn a 70% interest in the property. Under the terms of the agreement, to earn this 70% interest NWT must incur US$3,000,000 in exploration expenditures over the three year period ended December 22, 2009, pay US$400,000 in cash installments, including US$100,000 (paid) on the signing of a definitive option agreement (signed), and issue 1,000,000 common shares over a three-year period, including 400,000 shares to be issued within 30 days and which are subject to a four-month hold period from the issue date (issued, valued at $272,000). The remaining common shares will be issued in stages and will be subject to all required regulatory hold periods. On December 6, 2007, 200,000 common shares (valued at $114,000) were issued and $100,000 was paid to Yamana to comply with the terms of the agreement.

NWT will act as operator of the project.

(c)    Waterbury Project, Canada

On November 9, 2005, the Company completed a formal option agreement with CanAlaska Ventures Ltd. (‘‘CanAlaska’’) to acquire up to a 75% ownership interest in nine uranium claims, collectively called the ‘‘Waterbury Project’’, in the eastern Athabasca Basin, Saskatchewan, Canada. The agreement was subsequently amended on March 30, 2007. Under the terms of the option agreement, the Company would pay, in installments, a total of $150,000 ($75,000 paid) to acquire an initial 50% interest in the Waterbury Project from CanAlaska. In addition, CanAlaska will receive a 3% net smelter return (NSR) and 300,000 common shares (100,000 issued in each of years 2005 and 2006, valued at $68,000 and $54,000 respectively) from the Company’s treasury to be released in stages. The Company agreed to spend a minimum of $2 million on the Waterbury Project prior to April 1, 2008.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

4.	INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

The Company could increase its ownership to 60% by spending an additional $2 million on the property within two years of vesting its 50% interest. Thereafter, the Company could increase its stake to 75% by completing a Bankable Feasibility Study within two years from the date it vests its 60% interest. During this development stage, the Company would spend an annual minimum of $500,000 at Waterbury. CanAlaska would also receive an additional 200,000 common shares from the Company’s treasury.

On November 30, 2007, management decided to terminate the Waterbury Project and focus on other projects. There was a payment of $252,358 associated with the termination of the Waterbury Project, which was paid during the year ended December 31, 2007. As a result, capitalized costs of $1,639,305 were written-off in 2007.

(d)    Fire Fly Project, United States

On December 9, 2005, the Company signed an option agreement to acquire 100% ownership of two uranium-vanadium mines, collectively called the ‘‘Firefly Project’’, in the La Sal uranium district in southeastern Utah from GeoXplor Corp. (‘‘GeoXplor’’).

Under the terms of the option agreement, the Company would pay US$5,100,000 to acquire the Firefly Project from GeoXplor, which included an initial payment of US$50,000 (paid) and payment of US$50,000 upon receipt of board and regulatory approval. The Company would make an additional payment of US$5,000,000 to GeoXplor once a decision is made to commence production on the Firefly Project or on July 31, 2011, whichever date is earlier. In addition, and subject to board and regulatory approval, GeoXplor will receive 300,000 common shares from the Company’s treasury to be issued, 100,000 common shares upon completion of a NI 43-101 Technical Report, and 100,000 common shares each on or prior to the first and second anniversaries of the execution date of the formal agreement. These shares will be subject to any applicable regulatory hold periods. GeoXplor is also entitled to a 2% NSR on the production of uranium and vanadium from the Firefly Project.

The Company agreed to spend a minimum of US$700,000 on the Firefly Project on or prior to the third anniversary of the option agreement date.

The Company’s management team elected not to proceed with the Firefly Project during the year ended December 31, 2006 as management believes that other projects have greater exploration potential. Accordingly, all costs related to the project have been written off in fiscal 2006.

(e)    Irhazer and In Gall Projects, Niger

On March 8, 2006, the Company acquired prospecting permits for two uranium properties, Irhazer and In Gall, located in the West African country of Niger. The Government of Niger has entered into a mining convention with the Company for the two uranium properties for a term of 30 years. The Company has the obligation to expend an aggregate of US$2.2 million in exploration expenditures on each of the properties over a period of three years. The Government of Niger is entitled to a 10% retained interest and up to a 20% participating interest on production.

Finder’s fees of 40,000 common shares valued at $49,600 were issued to a consultant during the year ended December 31, 2006.

See Note 9 for Niger Uranium transaction (Disposition of Irhazer and In Gall Projects).

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

4.	INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

(f)    North Rae Uranium Project, Canada

On March 2, 2006, the Company signed a letter of agreement to acquire a controlling interest in an uranium project located in the Ungava Bay region of northern Quebec, Canada from Azimut Exploration Inc. (‘‘Azimut’’).

The Company finalized the North Rae Option Agreement with Azimut on January 9, 2007. Under the terms of the agreement, the Company can earn an initial 50% in the property by incurring $2.9 million in work expenditures, paying $210,000 cash ($80,000 paid) and issuing 150,000 common shares (50,000 issued in 2007 valued at $40,500 and 100,000 issued in 2006 valued at $94,000) over the next five years. NWT can subsequently increase its interest to 65% by making cash payments totaling $100,000, issuing 100,000 common shares, incurring $1.0 million ($200,000/year) in work expenditures over the next five years and delivering a bankable feasibility study. Azimut would retain a 2% yellow cake royalty. The Company is the operator of the project.

Annual budgets approved by the Company and Azimut represent firm commitments by the Company in order to maintain the property option agreement in good standing.

(g)    Daniel Lake Uranium Project

On January 24, 2007, the Company entered into a definitive option agreement with Azimut to expand their uranium project in the Ungava Bay region of northern Quebec. Under the terms of the agreement, NWT will acquire controlling interest in a second property that is contiguous with its North Rae Uranium Project disclosed in Note 4(f).

Under the terms of the definitive option agreement, NWT will pay $230,000 in cash installments over a four-year period and issue 200,000 common shares (100,000 common shares issued and valued at $75,000). An initial payment of $50,000 was due within 15 days of the option agreement (paid) and $30,000 is payable upon the first anniversary of the option agreement. NWT will also spend a total of $2.6 million in exploration expenditures on the property in tranches over five years, of which the Company has committed to incur expenditures of $300,000 during the first year of the agreement ($227,000 incurred in fiscal 2007) to earn an initial 50% interest in the project from Azimut, at which stage Azimut would retain a 2% yellow cake royalty. Shares will be issued in two stages with 100,000 common shares to be issued upon the first anniversary of the option agreement (subject in each case to TSX Venture Exchange approval). Shares are subject to all required regulatory hold periods. NWT can subsequently increase its ownership to 65% by issuing an additional 100,000 common shares and paying an additional $150,000 in cash over an additional five years. To earn its 65% interest, NWT must also incur a minimum additional $1.0 million in exploration expenditures over five years and produce a bankable feasibility study during the five-year period, subject to extension in certain circumstances. In the event NWT does not elect to increase its interest in the property up to 65% once it has fully exercised its 50% option, it shall pay Azimut a final cash payment of $100,000.

Annual budgets approved by the Company and Azimut represent firm commitments by the Company in order to maintain the property option agreement in good standing. See Note 15(b).

Subsequent to December 31, 2007, 100,000 common shares valued at $59,000 were issued to Azimut to comply with the definitive option agreement.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

5.    SHARE CAPITAL

a)    Authorized

Unlimited number of common shares.

b)    Issued and outstanding

On May 5, 2006, the Company completed a private placement financing of 21,144,027 units for gross proceeds of $17,972,423. Each unit (priced at $0.85 per unit) consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $1.15 until either (i) May 5, 2008; or (ii) in the event that the common shares of Northwestern commence trading on either Tier 1 of the TSX Venture Exchange or the Toronto Stock Exchange prior to May 5, 2008, then May 5, 2011. In addition, NWT also granted the agents to the financing an option to purchase up to 5,882,353 additional units at $0.85 per unit that expire on the date that is the earlier of 30 days following the closing date of the private placement and June 5, 2006. The option to purchase the additional units expired unexercised.

In fiscal 2006, NWT issued 31,818 broker warrants exercisable at $0.70 per share on or before December 21, 2006.

On closing, NWT paid the agents an aggregate cash commission of $1,258,070 and issued 1,480,082 broker warrants. Each broker warrant is exercisable into one common share at a price of $1.15 until November 5, 2007. Other cash costs related to the private placement amounted to $175,994.

The warrants and broker warrants issued in 2006 were valued using the Black-Scholes option-pricing model. The assumptions used for the valuation were:

(a)

Warrants issued on private placement: expected dividend yield – 0%; expected volatility – 100%; risk-free interest rate – 4.3%; and an expected life – 2 years. The value assigned to 10,572,013 warrants was $3,653,500 less issue costs of $514,600.

(b)

Broker warrants issued on private placement: expected dividend yield – 0%; expected volatility – 100%; risk-free interest rate – 4.3%; and an expected life – 18 months. The value assigned to 1,480,082 broker warrants was $762,800.

(c)

Broker warrants issued on private placement: expected dividend yield – 0%, expected volatility 79.6%, risk-free interest rate 3.96% and an expected life – 12 months. The value assigned to 31,818 broker warrants was $7,414.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

6.    COMMON SHARE PURCHASE WARRANTS AND BROKER WARRANTS

The following table represents a continuity of warrants for the years ended December 31, 2007 and 2006:

Expiry Date	Exercise Price	January 1, 2007 Balance	Issued	Exercised	Expired	December 31, 2007 Balance	December 31, 2007 Fair Value ($)
Warrants
December 21, 2007 (*)	$0.70	454,543	—	(409,089)	(45,454)	—	—
May 5, 2008	$1.15	10,572,013	—	—	—	10,572,013	3,138,900
		11,026,556	—	(409,089)	(45,454)	10,572,013	3,138,900
Broker Warrants November 5, 2007	$1.15	1,480,082	—	—	(1,480,082)	—	—
		12,506,638	—	(409,089)	(1,525,536)	10,572,013	3,138,900

Expiry Date	Exercise Price	January 1, 2006 Balance	Issued	Exercised	Expired	December 31, 2006 Balance	December 31, 2006 Closing Black-Scholes Value ($)
Warrants
April 15, 2006	$0.475	500,000	—	(500,000)	—	—	—
April 15, 2006	$0.35	63,000	—	(63,000)	—	—	—
June 3, 2006	$0.475	949,500	—	(933,000)	(16,500)	—	—
July 27, 2006	$0.465	1,333,334	—	—	(1,333,334)	—	—
December 21, 2007 (*)	$0.70	454,543	—	—	—	454,543	48,282
May 5, 2008	$1.15	—	10,572,013	—	—	10,572,013	3,138,900
		3,300,377	10,572,013	(1,496,000)	(1,349,834)	11,026,556	3,187,182
Broker Warrants
December 21, 2006	$0.55	63,636	—	(63,636)	—	—	—
December 21, 2006	$0.70	—	31,818	—	(31,818)	—	—
November 5, 2007	$1.15	—	1,480,082	—	—	1,480,082	762,800
		63,636	1,511,900	(63,636)	(31,818)	1,480,082	762,800
		3,364,013	12,083,913	(1,559,636)	(1,381,652)	12,506,638	3,949,982

(*)	The term of the share purchase warrants that were issued in connection with a private placement that closed on December 21, 2005, was extended from December 21, 2006 to December 21, 2007.

7.    STOCK OPTIONS

The Company has a stock option plan for the purchase of common shares for its directors, officers, employees and other service providers. The aggregate number of common shares reserved for issuance under the stock option plan is the lesser of 7,200,000 common shares and 10% of the issued and outstanding common shares of the Company. The options are non-assignable and non-transferable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

7.    STOCK OPTIONS (continued)

the board of directors of the Company at the time of grant, subject to all applicable regulatory requirements. The following table represents a continuity of stock options for the years ended December 31, 2007 and 2006:

	Number of Stock Options	Weighted Average Exercise Price $
Balance, December 31, 2005	3,900,000	0.526
Options granted(1)	1,300,000	0.645
Options exercised	(920,000)	0.297
Options cancelled	(700,000)	0.516
Balance, December 31, 2006	3,580,000	0.630

	Number of Stock Options	Weighted Average Exercise Price $
Balance, December 31, 2006	3,580,000	0.630
Options granted(2)(3)(4)(5)(6)(7)(8)(9)(10)	1,375,000	0.835
Options exercised	(782,500)	0.408
Options cancelled	(412,500)	0.535
Ending Balance	3,760,000	0.762

(1)

During 2006, 1,300,000 stock options were granted to consultants, directors and employees of the Company. The following weighted average assumptions were used under the Black-Scholes option-pricing model:

Expected dividend yield	0%
Expected volatility	97%
Risk-free interest rate	4.17%
Expected life	5 years

These stock options have vesting terms as follows:

950,000 stock options vested immediately at the date of grant and the remaining 350,000 stock options vest in four equal tranches every 6 months. For the year ended December 31, 2006, stock-based compensation relating to these options was $543,945.

For the year ended December 31, 2006, $602,199 in stock based compensation from previously issued stock options was charged to operations.

(2)

On January 1, 2007, the Company granted 250,000 incentive stock options to a consultant, pursuant to the Company’s Stock Option Plan, at an exercise price of $0.84 per share. The options are exercisable for a period of five years. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 84%; risk-free interest rate of

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

7.    STOCK OPTIONS (continued)

3.90% and an expected average life of 3.5 years. The estimated value of $125,750 will be classified as stock based compensation and credited to contributed surplus as the options vest. The options vest over a two-year period. For the year ended December 31, 2007, the Company recorded stock-based compensation of $97,518 relating to these options.

(3)

On April 17, 2007, Primoris Group Inc. was granted an option to purchase an additional 200,000 common shares of the Company at an exercise price of $0.81 per share for a period of up to five years, expiring April 17, 2012. The options will vest in tranches over 12 months, with no more than 25% vesting in any single three-month period. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 81%; risk-free interest rate of 3.90% and an expected average life of 3.5 years. The estimated value of $94,600 will be classified as stock based compensation and credited to contributed surplus as the options vest. For the year ended December 31, 2007, the Company recorded stock-based compensation of $86,388 relating to these options.

(4)

On April 30, 2007, 100,000 stock options were granted to an officer of the Company who subsequently resigned in fiscal 2007, each such option entitling the holder thereof to acquire one common share of the Company at an exercise price of $0.77. The options will vest in stages over two years and expire on April 30, 2012. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 81%; risk-free interest rate of 3.90% and an expected average life of 3.5 years. The estimated value of $44,900 was not charged to stock based compensation and credited to contributed surplus as the options did not vest.

(5)

On May 8, 2007, 25,000 stock options were granted to an employee of the Company who subsequently resigned in fiscal 2007, each such option entitling the holder thereof to acquire one common share of the Company at an exercise price of $0.85. The options will vest in stages over two years and expire on May 8, 2012. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 81%; risk-free interest rate of 4.16% and an expected average life of 3.5 years. The estimated value of $12,350 will be classified as stock based compensation and credited to contributed surplus as the options vest. For the year ended December 31, 2007, the Company recorded stock-based compensation of $3,077 relating to these options.

(6)	On June 4, 2007, an aggregate of 200,000 stock options were granted to a director and consultant (100,000 stock options each) of the Company, each such option entitling the holder thereof to acquire one common share of the Company at an exercise price of $0.72. The options will vest in stages over two years and expire on June 4, 2012. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 81%; risk-free interest rate of 4.55% and an expected average life of 3.5 years. The estimated value of $84,600 will be classified as stock based compensation and credited to contributed surplus as the options vest. For the year ended December 31, 2007, the Company recorded stock-based compensation of $36,425 relating to these options.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

7.    STOCK OPTIONS (continued)

(7)

On July 4, 2007, an aggregate of 200,000 stock options were granted to a director of the Company, each such option entitling the holder thereof to acquire one common share of the Company at an exercise price of $1.03. The options will vest in stages over two years and expire on July 4, 2012. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 82%; risk-free interest rate of 4.60% and an expected average life of 3.5 years. The estimated value of $116,000 will be classified as stock based compensation and credited to contributed surplus as the options vest. For the year ended December 31, 2007, the impact on income was $60,417.

(8)

On July 16, 2007, an aggregate of 250,000 stock options were granted to a officer of the Company, each such option entitling the holder thereof to acquire one common share of the Company at an exercise price of $0.91. The options will vest in stages over two years and expire on July 16, 2012. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 82%; risk-free interest rate of 4.63% and an expected average life of 3.5 years. The estimated value of $128,250 will be classified as stock based compensation and credited to contributed surplus as the options vest. For the year ended December 31, 2007, the Company recorded stock-based compensation of $61,230 relating to these options.

(9)

On August 28, 2007, an aggregate of 100,000 stock options were granted to a director of the Company, each such option entitling the holder thereof to acquire one common share of the Company at an exercise price of $0.71. The options will vest in stages over two years and expire on August 28, 2012. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 82%; risk-free interest rate of 4.19% and an expected average life of 3.5 years. The estimated value of $40,400 will be classified as stock based compensation and credited to contributed surplus as the options vest. For the year ended December 31, 2007, the Company recorded stock-based compensation of $14,027.

(10)

On October 12, 2007, an aggregate of 50,000 stock options were granted to a employee of the Company, who resigned in fiscal 2008, each such option entitling the holder thereof to acquire one common share of the Company at an exercise price of $0.58. The options expire October 12, 2012. The options were cancelled in fiscal 2008 prior to meeting the vesting requirements. As a result, no fair market value was assigned to the stock options and no stock-base compensation was recorded for the year ended December 31, 2007.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

7.    STOCK OPTIONS (continued)

As at December 31, 2007, the Company had the following stock options outstanding:

Number of Options	Exercisable Options	Exercise Price ($)	Expiry Date
80,000	80,000	0.47	August 2, 2008
1,780,000	1,780,000	0.75	October 14, 2010
650,000	650,000	0.68	May 25, 2011
250,000	125,000	0.84	January 1, 2012
200,000	100,000	0.81	April 17, 2012
200,000	50,000	0.72	June 4, 2012
200,000	—	1.03	July 4, 2012
250,000	—	0.91	July 16, 2012
100,000	—	0.71	August 28, 2012
50,000	—	0.58	October 12, 2012
3,760,000	2,785,000

8.	RELATED PARTY TRANSACTIONS

The Company incurred $388,767 in fiscal 2007 (2006 – $556,633; 2005 – $129,183) for consulting and directors’ fees rendered by directors and officers of the Company. $10,290 (2006 and 2005 – $Nil) of the directors’ fees was charged to Niger Uranium Limited, $55,649 (2006 and 2005 – $Nil) of the consulting fees was allocated to deferred exploration expenditures and the remaining $322,828 (2006 – $556,633; 2005 – $129,183) was expensed in the statement of operations. Included in accounts payable and accrued liabilities at December 31, 2007 is $10,769 (2006 – $52,911) owing to these related parties.

During the year ended December 31, 2007, a total of $576,133 (2006 and 2005 – $Nil) was charged to Niger Uranium Limited for expenditures incurred and management fees paid in relation to the In Gall and Irhazer properties. As at December 31, 2007, $576,133 (2006 – $Nil) was receivable from Niger Uranium Limited. The Company holds a significant interest in Niger Uranium Limited and a director and an officer who is also a director of the Company are also directors of Niger Uranium Limited (See Note 9).

Included in amounts receivable and prepaid expenses is $32,239 (2006 – $Nil) owing from a corporation with directors and officers in common with the Company for certain expenditures paid by the Company on behalf of this corporation.

These transactions are in the normal course of operations and are measured at the exchange amount which is the consideration established and agreed to by the related parties.

See Note 4(b) with respect to certain officers and directors of the Company being directors of RNC Gold Inc.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

9.    NIGER URANIUM LIMITED TRANSACTION

On June 4, 2007, NWT entered into a Joint Venture Agreement with UraMin Inc. (‘‘UraMin’’), an arm’s length party which was subsequently acquired by Areva NC, to form a new corporation called Niger Uranium Limited (‘‘Niger Uranium’’) that will conduct an exploration program on a total of eight uranium concessions in Niger.

Pursuant to the Asset Purchase Agreement governing this arrangement, NWT received a 50% equity stake consisting of 31,955,000 shares in Niger Uranium, valued at $15,982,500, and a cash payment of $4,800,000. NWT is entitled to receive a 3% NSR on the production of uranium and any other ores and/or minerals produced from its Irhazer and In Gall concessions, which are the two properties being contributed by NWT to Niger Uranium’s portfolio. UraMin contributed the balance of six uranium properties to Niger Uranium as well as a cash payment of US$15,000,000 (C$15,982,500) in exchange for a 50% equity stake consisting of 31,955,000 shares in Niger Uranium. UraMin is entitled to receive a 3% NSR on the production of uranium and any other ores and/or minerals produced from the six properties it contributed to Niger Uranium.

On July 26, 2007, NWT and UraMin announced that they had completed the formation of Niger Uranium. Furthermore, NWT and UraMin contributed, a total of eight uranium concessions to Niger Uranium SA, which is a company that is a wholly owned subsidiary of Niger Uranium.

On August 1, 2007, Niger Uranium completed a private placement to raise gross proceeds of US$19 million (Cdn$20,244,500, 9,515,000 UK pound sterling), with Haywood Securities (UK) Ltd. as agent. In the financing, Niger Uranium issued 19,090,000 shares at a price of 0.50 UK pound sterling (Cdn$1.07) per share. Cash commission of 6% was paid on gross proceeds together with 1,145,400 broker warrants, each entitling the holder to acquire shares of Niger Uranium at a price of 0.50 UK pound sterling (Cdn$1.07) per share for a period of two years.

On closing, the private placees held a total of 23% of Niger Uranium consisting of 19,090,000 shares. NWT maintains a 38.5% interest consisting of 31,955,000 shares. UraMin’s 38.5% equity stake, which consists of 31,955,000 shares, has been distributed to the original shareholders of Uramin due to the purchase of Uramin by Areva NC. As at December 31, 2007, Niger Uranium has a total of 83,000,000 shares issued and outstanding.

The total consideration received by NWT for the Irhazer and In Gall Projects (Niger) was calculated as follows:

Consideration received:

Cash	$4,800,000
31,955,000 Niger Uranium Limited common shares	15,982,500
Total sale price	$20,782,500

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

9.    NIGER URANIUM LIMITED TRANSACTION (continued)

Details of the net assets sold are summarized below:

Fixed assets, net	$191,995
Interest in exploration properties and deferred exploration properties – Irhazer and In Gall Projects, Niger	1,330,497
$1,522,492
Gain on disposition of Irhazer and In Gall Projects, Niger	$19,260,008

Niger Uranium was listed on AIM effective September 12, 2007 and released unaudited interim financial statements for the period from inception (May 21, 2007) to September 30, 2007 prepared in accordance with International Financial Reporting Standards. Niger Uranium reported a loss of US$3.048 million for this period. As Niger Uranium’s first fiscal year ended March 31, 2008 and audited financial statements have not been released to shareholders at this time, NWT will record its share of the losses of Niger Uranium at the time audited financial statements become available.

See also Note 16(c).

10.    FUTURE INCOME TAX

The following table reconciles the expected income tax recovery at the statutory income tax rate of 34% (2006 – 36%; 2005 – 36%) to the amounts recognized in the statements of operations:

For the years ended December 31,	2007	2006	2005
Income (loss) before taxes	$15,410,918	$(2,790,340)	$(1,825,274)
Expected income tax (recovery) at statutory rate	5,239,700	(1,004,500)	(657,100)
Share issue costs	—	(516,300)	(37,800)
Mineral properties and deferred exploration expenditures written-off	—	75,100	216,800
Stock based compensation	122,100	412,600	177,600
Exploration overhead	—	—	75,000
Change in tax rate	(190,066)	—	—
Other	87,200	(35,156)	4,300
Change in valuation allowance	(1,593,400)	699,400	176,000
Provision for income tax	$3,665,534	$(368,856)	$(45,200)

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

10.    FUTURE INCOME TAX (continued)

The following table reflects the future income tax assets and liabilities at December 31, 2007 and 2006:

	2007	2006
Future income tax assets (liabilities):
Non-capital losses	$—	$730,000
Exploration properties	(657,400)	354,400
Share issue costs	308,400	500,700
Fixed assets	(4,400)	8,300
	(353,400)	1,593,400
Less: valuation allowance	—	(1,593,400)
	$(353,400)	$—

The Company has unclaimed share issue costs of approximately $999,000 available to reduce future taxable income. The Company also has Canadian development expenses of $421,000 and foreign exploration and development expenditures of $306,000, which under certain circumstances, may be utilized to reduce taxable income in future years.

The Company believes that it has tax losses and exploration expenditures in Mexico, which, under certain circumstances may be used to offset future taxable income. At this time, the Company cannot reasonably estimate those losses and exploration expenditures and the resulting future income tax assets. Had these amounts been determinable, a valuation allowance equal to the total amount of any future income tax assets would have been recorded to offset any such benefit.

11.    SEGMENTED INFORMATION

The Company’s principal operations are the acquisition, exploration and development of mineral properties. All exploration properties are situated in Canada, Mexico and Niger. Cash and short-term investments of $13,219,118 (2006 – $14,906,623) are held in Canadian chartered banks. $4,895 is held in Niger (2006 – $2,168).

	December 31, 2007	December 31, 2006
Canada	$17,635,333	$16,992,448
Mexico	2,129,276	1,278,025
Niger	16,577,264	1,220,233
	$36,341,873	$19,490,706

Substantially all of the Company’s operating expenses are incurred in Canada.

12.    FINANCIAL INSTRUMENTS

Fair Value

Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

12.    FINANCIAL INSTRUMENTS (continued)

sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The carrying amounts of cash, short-term investments, due from Niger Uranium Limited, amounts receivable, and accounts payable and accrued liabilities on the balance sheet approximate fair market value because of the limited term of these instruments.

Foreign Exchange Risk

The Company’s financings are in Canadian dollars. Certain of the Company’s acquisition and exploration expenditures are incurred in United States, Mexican and Niger currencies and are therefore subject to gains or losses due to fluctuations in these currencies.

Commodity Price Risk

The ability of the Company to develop its properties and the future profitability of the Company is directly related to the market price of certain minerals.

13.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (‘‘Canadian GAAP’’). The following represents the material adjustments to the consolidated financial statements as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 in order to conform to accounting principles generally accepted in the United States (‘‘US GAAP’’).

As at December 31,	2007	2006
	$	$
Assets
Canadian GAAP	36,341,873	19,490,706
Exploration properties and deferred exploration expenditures (a)	(4,138,093)	(3,078,668)
US GAAP	32,203,780	16,412,038
Future Income Taxes
Canadian GAAP	(353,400)	—
Change in tax rate	(139,900)	—
Exploration properties and deferred exploration expenditures expensed (a)	1,333,500	1,057,500
Increase in valuation allowance	(840,200)	(1,057,500)
US GAAP	—	—

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

13.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

As at December 31,	2007	2006	2005
	$	$	$
Capital Stock
Canadian GAAP	19,574,843	18,478,026	4,329,779
Flow through shares (b)	247,389	247,389	(121,467)
US GAAP	19,822,232	18,725,415	4,208,312
Retained earnings (deficit)
Canadian GAAP	6,389,269	(5,356,115)	(2,934,631)
Cumulative exploration properties adjustment (a)	(4,138,093)	(3,078,668)	(776,386)
Future income tax adjustment	353,400	—	—
Flow-through shares	(247,389)	(247,389)	(45,200)
US GAAP	2,357,187	(8,682,172)	(3,756,217)

For the periods ended December 31,	2007	2006	2005
Statement of Operations
Net income (loss) under Canadian GAAP	11,745,384	(2,421,484)	(1,780,074)
Exploration properties and deferred exploration expenditures (a)	(2,166,074)	(2,302,282)	(97,086)
Gain on disposition of Irhazer and In Gall Projects, Niger	1,106,649	—	—
Future income taxes	353,400	—	—
Flow-through shares	—	(202,189)	(45,200)
Net loss and comprehensive loss under US GAAP	11,039,359	(4,925,955)	(1,922,360)
Basic and diluted income (loss) per share – US GAAP	0.10	(0.05)	(0.02)
Statement of Cash Flows
Cash flows from operating activities under Canadian GAAP	(1,899,550)	(1,355,091)	(851,997)
Exploration properties and deferred exploration expenditures (a)	(3,694,721)	(3,030,498	(574,063)
Cash flows from operating activities under US GAAP	(5,594,271)	(4,385,589)	(1,426,060)
Cash flows from investing activities under Canadian GAAP	(3,283,747)	(12,858,160)	(707,330)
Exploration properties and deferred exploration expenditures (a)	3,694,721	3,030,498	574,063
Cash flows from investing activities under US GAAP	410,974	(9,827,662)	(133,267)

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

13.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(a)    Exploration Properties and Deferred Exploration Expenditures

Under Canadian GAAP, resource property acquisition costs and exploration costs may be deferred and amortized during the search for a commercially mineable body of ore. In prior years, for purposes of US GAAP, the Company expensed resource property acquisition costs. Under its new policy, the Company capitalizes mineral property acquisition costs. This change has been applied retrospectively and the comparatives for 2006 and 2005 and have been re-stated accordingly. The amounts capitalized for the years ended December 31, 2006 and 2005 were $1,108,762 and $299,315 respectively, with a corresponding reduction in net loss of $809,447 and $247,815. This change did not affect basic and diluted (loss) per share for the year ended December 31, 2006. The basic and diluted (loss) per share for the year ended December 31, 2005 increased by $0.01 per share to a loss of $0.02 per share.

(a)    Exploration Properties and Deferred Exploration Expenditures

Under US GAAP, exploration costs are not considered to have the characteristics of property, plant and equipment and accordingly are expensed prior to the Company determining that economically proven and probable reserves exist, after which all costs are capitalized. Capitalized costs are then amortized on a unit-of-production basis based on proven and probable reserves. For the purposes of the consolidated statements of cash flows, exploration costs are classified as cash used in investing activities under Canadian GAAP and cash used in operations under US GAAP. Under US GAAP, the property expenditure advances would be classified as current assets on the balance sheet and included in the amounts receivable and prepaid expenses.

(b)    Flow-through Shares

Under Canadian GAAP, flow-through shares are recorded at their face value, net of related issuance costs. When eligible expenditures are made, the carrying value of these expenditures may exceed their tax value due to the renunciation of the tax benefit by the Company. The tax effect of this temporary difference is recorded as a cost of issuing the shares.

The Financial Accounting Standards Board (‘‘FASB’’) staff has taken the view that under SFAS No. 109, Accounting for Income Taxes, the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed, when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of deferred tax liability and the liability recognized on issuance. Under US GAAP, the amounts received from the issuance of flow-through shares and not yet expended on the related exploration costs are separately classified as restricted cash. As at December 31, 2007 and 2006, there were no unexpended flow-through funds.

(c)    Income Taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

13.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (‘‘FIN 48’’). This interpretation provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Effective January 1, 2007, the Company adopted FIN 48. The adoption did not result in any adjustment to opening deficit under U.S. GAAP. As a result of the implementation of FIN 48, the Company did not recognize any liabilities for unrecognized tax benefits. In the event that the Company recognizes interest accrued related to unrecognized tax benefits, it will be recorded in interest expense. Any penalties will be recorded in general and administrative expense.

The Company is subject to taxation in Canada and Mexico. The Company is currently open to audit under the statute of limitations by regulators in Canada for years ended December 31, 2003 through 2007.

(d)    Stock-Based Employee Compensation

On September 26, 2003 (date of incorporation), the Company prospectively adopted the fair value based method for its employee options. Consequently, there were no differences between Canadian and US GAAP with respect to options granted since inception.

(e)    Gain on Disposition of Irhazer and In Gall Projects, Niger

During the year ended December 31, 2007, the Company disposed of some of its resource properties. The gain for US GAAP purposes would be higher than for Canadian purposes due to the cost base that exists for Canadian purposes as resource property acquisition costs and exploration costs were capitalized.

(f)    Recent Accounting Pronouncements

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, ‘‘The Fair Value Option for Financial Assets and Financial Liabilities’’ including an amendment to FAS 115. This standard permits a company to choose certain financial assets, financial liabilities and firm commitments at fair value. The standard is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 159 will have on its financial condition and results of operations.

Business Combinations

In December 2007, the FASB issued FASB Statement No. 141(R), Business Combinations, which amends SFAS No. 141, and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for the Company’s fiscal

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

13.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

year beginning January 1, 2009 and is to be applied prospectively. The Company is currently evaluating the potential impact of adopting this statement on the Company’s consolidated financial position, results of operations or cash flows.

Non-Controlling Interests

In December 2007, the FASB issued FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No. 51, which establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.

SFAS No. 160 is effective for the Company’s fiscal year beginning January 1, 2009. The Company is currently evaluating the potential impact of adopting this statement on the Company’s consolidated financial position, results of operations or cash flows.

Fair Value Measurements

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements (‘‘FAS 157’’), FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective for the Company’s fiscal year beginning January 1, 2008. The Company does not expect the adoption of FAS 157 to have a material impact on the Company’s consolidated financial results.

Accounting Standards in Canada

See Note 2 for a discussion of future accounting pronouncements in Canada.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

14.    SUPPLEMENTAL INFORMATION

	2007	2006	2005	Cumulative from inception
	$	$	$	$
Interest paid	920	—	—	3,899
Income taxes paid	—	—	—	—
Warrants issued for services provided	—	770,214	16,127	796,736
Change in accrued exploration expenditures	51,690	110,613	62,710	225,013
Change in accrued share issue costs	—	(19,897)	19,897	—
Value of shares and options issued to acquire exploration properties	229,500	521,119	182,000	932,619
Change in accrued capitalized interest	54,324	176,384	—	230,708
Change in accrued prepaid expenditures	(71,973)	133,092	—	61,119

15.    COMMITMENTS AND CONTINGENCIES

(a)

The Company is committed to future minimum rentals under a long-term lease for premises, which expires in 2012. Minimum rental commitments remaining under this lease are approximately $263,295. Minimum rental commitments for successive years approximate:

2008	$58,510
2009	58,510
2010	58,510
2011	58,510
2012	29,255
$263,295

The Company is also responsible for annual realty and operating costs.

(b)	In January 2008, pursuant to the property option agreement described in Note 4(g), the Company and Azimut approved a budget of $460,000 to $470,000 for the 2008 exploration program for the Daniel Lake property. This represents a firm commitment by the Company.

(c)	The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

16.    SUBSEQUENT EVENTS

(a)    Nu-Mex Uranium Corp. Transaction

On November 19, 2007, Nu-Mex Uranium Corp. (‘‘Nu-Mex’’) and the Company entered into a letter agreement (the ‘‘Letter Agreement’’) that contemplated the acquisition of NWT by Nu-Mex. The Letter Agreement required that the two companies enter into a definitive agreement no later than December 20, 2007. The proposed transaction was subject to Nu-Mex arranging a financing of not less than $10 million and up to $25 million, which was to close concurrently with the completion of the transaction.

Under the terms of the Letter Agreement the proposed transaction was expected to be effected by way of a statutory plan of arrangement (the ‘‘POA’’) under the Business Corporations Act (Ontario). It was expected that the POA would contemplate the acquisition of all of the NWT shares, directly or indirectly by Nu-Mex in exchange for Nu-Mex shares.

The Letter Agreement contemplated an exchange ratio of one third (1/3) of one share of Nu-Mex common stock for every issued and outstanding common share of NWT. Any outstanding options, warrants and similar rights to acquire common shares of NWT would be exchanged for analogous options, warrants and similar rights to acquire common shares of Nu-Mex at the same exchange ratio.

On December 20, 2007, Nu-Mex and NWT announced that they had entered into an arrangement agreement (the ‘‘Arrangement Agreement’’) pursuant to which Nu-Mex would acquire 100% of the securities of NWT through a court-approved plan of arrangement (the ‘‘Arrangement’’). The acquisition would be completed by way of a court-approved plan of arrangement whereby each NWT common share will be exchanged for 0.40 of a Nu-Mex common share. Any outstanding options and warrants to acquire common shares of NWT would be exchanged for analogous options and warrants to acquire common shares of Nu-Mex at the same exchange ratio.

The proposed transaction was subject to Nu-Mex arranging a financing at a minimum price of US$4.00 per common share for gross proceeds of not less than US$25,000,000. In addition, the Arrangement was subject to common shares of Nu-Mex to be issued pursuant to the Arrangement being listed on the Toronto Stock Exchange or the TSX Venture Exchange.

On February 13, 2008 Nu-Mex and NWT announced that as a result of market circumstances the companies mutually agreed to terminate the arrangement. NWT and Nu-Mex signed a termination and mutual release agreement pursuant to which each party released the other from all liabilities and obligations relating to the arrangement.

Legal fees related to review this proposed transaction amounted to approximately $315,000.

(b)    Azimut Exploration Inc.

On December 18, 2007, Azimut Exploration Inc. (‘‘Azimut’’) delivered a Notice of Default to NWT Uranium Corporation (‘‘NWT’’) regarding a number of NWT’s specific obligations that, in Azimut’s opinion, had not been complied with pursuant to the terms of the North Rae and Daniel Lake property option agreements (collectively, the ‘‘Agreements’’).

The Notice of Default detailed NWT’s failure to fulfill certain of its obligations as operator, including its failure to allow Azimut timely access to factual technical data, maps and reports,

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the periods ended December 31, 2007, 2006 and 2005

16.    SUBSEQUENT EVENTS (continued)

including a series of databases relating to exploration programs carried out on the properties, and its failure to deliver to Azimut ten overdue quarterly reports pertaining to its operations on the projects.

In the Notice of Default, Azimut also expressed serious concerns regarding specific aspects of NWT’s management of the operations and the persistent failure of NWT to disclose material facts to Azimut in order to substantiate public releases of technical information.

In accordance with the provisions of the Agreements, NWT had sixty days from the Notice of Default to fully remedy its default on each of the Agreements. For each instance of non-compliance, such agreement shall automatically terminate following the expiry of said sixty-day period.

On February 1, 2008, NWT delivered a notice to Azimut in response to Azimut’s Notice of Default. The notice provided by NWT advised Azimut that all alleged defaults were without merit or had been resolved in any event by issuance of the curative notice. The Option Agreements provide that no termination will occur provided such a notice is delivered within 60 days of the Notice of Default. NWT was of the opinion that the Option Agreements remain in good standing.

On February 12, 2008, Azimut announced that it considered that NWT had cured its default in respect of the North Rae and Daniel Lake properties after examination by Azimut of the extensive documentation and data submitted by NWT with its Curative Notice, Azimut considers that NWT has now satisfied its obligations.

(c)    Niger Uranium Investment in Kalahari Minerals PLC

On March 20, 2008, Niger Uranium (See Note 9) agreed to acquire up to 27,680,000 shares of Kalahari Minerals PLC (‘‘Kalahari’’), an AIM listed corporation with assets in Namibia, which would represent 17.5% of Kalahari, upon completion of a Kalahari private placement. The purchase price is 12,400,000 pounds sterling ($24.96 million), satisfied through a cash payment of 7,470,000 pounds sterling ($15 million) from Niger Uranium’s existing cash balances, and the issuance of 17,000,000 Niger Uranium shares from treasury. This share issuance subsequently dilutes NWT’s stake in Niger Uranium to approximately 32%.

As a result, NWT would have an indirect interest in Kalahari of approximately 5.6%. Kalahari’s principal asset is a 36.2% interest in Extract Resources Limited, which trades on the Australian Stock Exchange (ASX) and has uranium exploration licenses in Namibia. NWT’s subsequent interest in Extract is calculated at 2.0%. In addition to its holdings in Extract, Kalahari has property interests in the Dordabis and Witvlei copper exploration properties, located in Namibia’s Kalahari copper belt.

(d)    Daniel Lake Exploration Program

See Notes 4(g) and 15(b).

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2009

(UNAUDITED)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim consolidated financial statements of NWT Uranium Corp. (an exploration stage company) were prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles have been set out in the December 31, 2008 audited consolidated financial statements. Only changes in accounting policies have been disclosed in these unaudited interim consolidated financial statements. Management acknowledges responsibility for the preparation and presentation of the unaudited interim consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited interim consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited interim consolidated financial statements and (ii) the unaudited interim consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited interim consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the unaudited interim consolidated financial statements, they must be accompanied by a notice indicating that the consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these unaudited interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited)
	March 31,	December 31,
	2009	2008

Assets
Current
Cash	$6,895,430	$7,434,502
Short term investments	52,975	52,724
Amounts receivable and prepaid expenses	1,903,387	2,105,105
Income taxes recoverable	910,965	910,965

	9,762,757	10,503,296
Property expenditure advances	34,154	34,154
Fixed assets (Note 5)	447,121	482,811
Investment in Niger Uranium Limited	15,775,323	3,107,920
Interest in exploration properties and
deferred exploration expenditures (Note 6 and statement)	4,127,899	3,992,067

	$30,147,254	$18,120,248

Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities (Note 9)	$381,977	$413,722
Future income tax liability	4,067,719	422,419

	4,449,696	836,141

Shareholders' equity (statement)	25,697,558	17,284,107

	$30,147,254	$18,120,248

NATURE OF OPERATIONS (Note 1)

APPROVED ON BEHALF OF THE BOARD:

Signed 'John Lynch' , Director	Signed ' David Subotic' , Director

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)
			Cumulative From
	Three Months Ended		Inception
	March 31		to March 31,
	2009	2008	2009

Expenses
Stock based compensation expense (Note 8)	$274,735	$102,236	$3,146,590
Management and administrative services	87,260	157,248	2,182,845
Investor relations and promotion	7,488	9,415	1,263,315
Professional fees	119,046	213,594	1,928,093
Office and administration	61,813	50,685	777,903
Travel expenses	69,874	27,854	516,816
Shareholders information	2,026	1,138	391,797
Regulatory fees	8,520	12,044	265,795
Amortization	35,690	29,907	366,231
Government fees and taxes	-	423	34,874
Foreign exchange (gain) loss	(26,664)	236	25,271

	639,788	604,780	10,899,530

Net loss for the period before the following	(639,788)	(604,780)	(10,899,530)
Gain on disposition of Irhazer and In Gall Projects, Niger	-	-	19,260,008
Loss on disposition of fixed assets	-	-	(3,856)
Exploration properties and deferred exploration
expenditures written-off	-	-	(2,450,246)
Strategic Alliance fee	(146,196)	-	(804,078)

Net (loss) income for the period before (recovery of)
provision for corporate taxes:	(785,984)	(604,780)	5,102,298

(Recovery of) provision for corporate taxes
Current income taxes	-	(582,705)	2,281,461
Future income taxes	-	438,500	8,363

	-	(144,205)	2,289,824

Net (loss) income for the period	$(785,984)	$(460,575)	$2,812,474

Loss per share - basic and diluted	$(0.01)	$(0.00)

Weighted average number of common shares - basic	126,131,342	106,120,353

Weighted average number of common shares - diluted	126,131,342	106,120,353

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Comprehensive Income (Loss)
(Expressed in Canadian Dollars)
(Unaudited)
			Cumulative From
	Three Months Ended		Inception
	March 31		to March 31,
	2009	2008	2009
		(Note 12)

Net (loss) income for the period	$(785,984)	$(460,575)	$2,812,474
Other comprehensive income (loss):
Net unrealized gain (loss) on available-for-sale investment	8,924,700	(3,710,499)	(4,556,029)

	$8,138,716	$(4,171,074)	$(1,743,555)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)
			Cumulative From
	Three Months Ended		Inception
	March 31		to March 31,
	2009	2008	2009

Cash (used in) provided by:
OPERATING ACTIVITIES
Net (loss) income for the period	$(785,984)	$(460,575)	$2,812,474
Stock based compensation expense	274,735	102,236	3,146,590
Future income taxes	-	438,500	8,363
Interest income received and capitalized	10,505	-	1,452,075
Gain on disposition of Irhazer and In Gall Projects, Niger	-	-	(19,260,008)
Loss on disposition of fixed assets	-	-	3,856
Amortization	35,690	29,907	366,231
Exploration properties and deferred exploration
expenditures written-off	-	-	2,450,246
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	201,718	148,207	(204,325)
Accounts payable and accrued liabilities	(31,745)	(201,583)	133,335
Income taxes recoverable (payable)	-	(582,705)	(910,965)

	(295,081)	(526,013)	(10,002,128)

FINANCING ACTIVITIES
Issue of common shares, net of issue costs	-	-	21,541,385
Exercise of warrants	-	-	1,240,214
Exercise of options	-	-	935,361

	-	-	23,716,960

INVESTING ACTIVITIES
Due from Niger Uranium Limited	-	(8,059)	-
Fixed asset purchases	-	(16,566)	(1,071,970)
Interest in exploration properties and
deferred exploration	(146,337)	(241,461)	(10,021,612)
(Purchase) redemption of short-term investment	(251)	368,479	177,733
Purchase of investment in Niger Uranium Limited	(97,403)	-	(703,553)
Cash proceeds from disposition of Irhazer and In Gall
Projects, Niger	-	-	4,800,000

	(243,991)	102,393	(6,819,402)

Change in cash	(539,072)	(423,620)	6,895,430

Cash, beginning of period	7,434,502	905,473	-

Cash, end of period	$6,895,430	$481,853	$6,895,430

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Shareholders' Equity
From Inception (September 26, 2003) to March 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

					Accumulated
					Other
	Common	Special		Contributed	Comprehensive	Accumulated
	Shares	Warrants	Warrants	Surplus	Income	Deficit	Total

Issue of shares for cash	$101	$-	$-	$-	$-	$-	$101
Issue of special warrants for cash	-	195,409	-	-	-	-	195,409
Loss for the year	-	-	-	-	-	(33,097)	(33,097)

Balance, December 31, 2003	101	195,409	-	-	-	(33,097)	162,413
Public offering, net of issue costs	1,321,537	-	-	-	-	-	1,321,537
Conversion of special warrants	195,409	(195,409)	-	-	-	-	-
Flow through private placement, net of issue costs	114,891	-	-	-	-	-	114,891
Stock based compensation	-	-	-	424,183	-	-	424,183
Private placement, net of issue costs	539,911	-	256,935	-	-	-	796,846
Loss for the year	-	-	-	-	-	(1,121,460)	(1,121,460)

Balance, December 31, 2004	2,171,849	-	256,935	424,183	-	(1,154,557)	1,698,410
Private placement, net of issue costs	1,636,155	-	222,749	-	-	-	1,858,904
Exercise of stock options	101,500	-	-	(44,000)	-	-	57,500
Flow through tax effect on date of renunciation	(45,200)	-	-	-	-	-	(45,200)
Stock based compensation	-	-	-	493,468	-	-	493,468
Exercise of warrants	283,475	-	(62,600)	-	-	-	220,875
Shares issued for interest in exploration properties
and deferred exploration expenditures	182,000	-	-	-	-	-	182,000
Loss for the year	-	-	-	-	-	(1,780,074)	(1,780,074)

Balance, December 31, 2005	$4,329,779	$-	$417,084	$873,651	$-	$(2,934,631)	$2,685,883

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Shareholders' Equity (Continued)
From Inception (September 26, 2003) to March 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

					Accumulated	Accumulated
					Other	Retained
	Common	Special		Contributed	Comprehensive	Earnings
	Shares	Warrants	Warrants	Surplus	Income	(Deficit)	Total

Balance, December 31, 2005	$4,329,779	$-	$417,084	$873,651	$-	$(2,934,631)	$2,685,883
Private placement, net of issue costs	12,555,474	-	3,982,884	-	-	-	16,538,358
Exercise of stock options	476,800	-	-	(203,600)	-	-	273,200
Flow through tax effect on date of renunciation	(295,085)	-	(73,771)	-	-	-	(368,856)
Stock based compensation	-	-	-	1,197,663	-	-	1,197,663
Shares issued for interest in exploration properties
and deferred exploration expenditures	469,600	-	-	-	-	-	469,600
Exercise of warrants	941,458	-	(208,482)	-	-	-	732,976
Expired warrants	-	-	(167,733)	167,733	-	-	-
Loss for the year	-	-	-	-	-	(2,421,484)	(2,421,484)

Balance, December 31, 2006	18,478,026	-	3,949,982	2,035,447	-	(5,356,115)	19,107,340
Shares issued for interest in exploration properties
and deferred exploration expenditures	229,500	-	-	-	-	-	229,500
Exercise of options	320,000	-	-	-	-	-	320,000
Fair value of option exercise	217,500	-	-	(217,500)	-	-	-
Exercise of warrants	286,363	-	-	-	-	-	286,363
Fair value of warrant exercise	43,454	-	(43,454)	-	-	-	-
Expired warrants	-	-	(767,628)	767,628	-	-	-
Stock based compensation	-	-	-	359,082	-	-	359,082
Net unrealized gain on available-for-sale
long-term investment	-	-	-	-	770,112	-	770,112
Income for the year	-	-	-	-	-	11,745,384	11,745,384

Balance, December 31, 2007	$19,574,843	$-	$3,138,900	$2,944,657	$770,112	$6,389,269	$32,817,781

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Shareholders' Equity (Continued)
From Inception (September 26, 2003) to March 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

					Accumulated	Accumulated
					Other	Retained
	Common	Special		Contributed	Comprehensive	Earnings
	Shares	Warrants	Warrants	Surplus	Income	(Deficit)	Total

Balance, December 31, 2007	$19,574,843	$-	$3,138,900	$2,944,657	$770,112	$6,389,269	$32,817,781
Shares issued for interest in exploration properties
and deferred exploration expenditures	59,000	-	-	-	-	-	59,000
Private placement	1,000,000	-	-	-	-	-	1,000,000
Expired warrants	-	-	(3,138,900)	3,138,900	-	-	-
Stock based compensation	-	-	-	448,978	-	-	448,978
Net unrealized (loss) on available-for-sale
long-term investment	-	-	-	-	(14,250,841)	-	(14,250,841)
Loss for the year	-	-	-	-	-	(2,790,811)	(2,790,811)

Balance, December 31, 2008	$20,633,843	$-	$-	$6,532,535	$(13,480,729)	$3,598,458	$17,284,107
Stock based compensation (Note 8)	-	-	-	274,735	-	-	274,735
Net unrealized gain on available-for-sale
long-term investment	-	-	-	-	8,924,700	-	8,924,700
Loss for the period	-	-	-	-	-	(785,984)	(785,984)

Balance, March 31, 2009	$20,633,843	$-	$-	$6,807,270	$(4,556,029)	$2,812,474	$25,697,558

The accompanying notes are an integral part of these unaudted interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
nterim Consolidated Statements of Interest in Exploration Properties and Deferred
Exploration Expenditures
(Expressed in Canadian Dollars)
(Unaudited)

			Cumulative From
	Three Months Ended		Inception
	March 31		to March 31,
	2009	2008	2009

Picachos Project, Mexico
Opening balance	$2,118,897	$1,990,494	$-

Geological, reports and maps	-	-	201,664
Geology	13,118	-	151,904
Labour	-	-	8,830
Earthwork and roads	-	21,541	113,808
Environment	18,606	-	59,621
Line and grid cutting	-	-	15,121
Geophysics	1,242	8,696	156,281
Geochemistry	-	-	4,524
Camp costs	-	1,201	31,172
Transportation	-	-	6,386
Management fees	-	-	8,965
Professional fees	-	-	12,139
Drilling	-	59,900	425,607
Option payments	30,526	-	579,609
Staking	-	-	47,369
General	1,196	7,729	72,792
Analysis and assaying	-	-	127,346
Exploration advance	-	-	297,739
Property payments	-	-	214,000
Interest income	(4,644)	(35,333)	(355,936)

	60,044	63,734	2,178,941

Closing balance	$2,178,941	$2,054,228	$2,178,941

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Interest in Exploration Properties and Deferred
Exploration Expenditures (Continued)
(Expressed in Canadian Dollars)
(Unaudited)

			Cumulative From
	Three Months Ended		Inception
	March 31		to March 31,
	2009	2008	2009

North Rae Uranium Project, Canada
Opening balance	$1,707,407	$2,999,163	$-

Camp costs	-	8,907	32,170
Drilling	-	62,667	333,469
Environment	-	5,726	6,200
Geophysical	-	-	207,628
Geochemical	-	-	5,062
Geology	825	24,083	1,734,249
Exploration	-	-	716,190
Staking	-	69,442	154,472
Acquisition costs (note 6(ii))	40,000	30,000	250,354
Professional fees	-	4,000	74,896
Survey costs	-	-	63,435
Administration	-	3,687	27,556
Quebec government assistance recovery	-	-	(1,392,825)
Interest income	(2,931)	(74,368)	(467,555)

	37,894	134,144	1,745,301

Closing balance	$1,745,301	$3,133,307	$1,745,301

Daniel Lake Uranium Project, Canada
Opening balance	$165,763	$350,304	$-

Staking	-	6,421	40,260
Professional fees	-	12,130	19,013
Acquisition costs(note 6(i))	40,000	36,018	276,155
Survey costs	-	5,490	221,977
Geophysical	-	-	6,631
Geochemistry	-	-	760
Geology	825	6,589	11,939
Administration	-	1,096	10,976
Quebec government assistance recovery	-	-	(252,172)
Interest income	(2,931)	(24,161)	(131,882)

	37,894	43,583	203,657

Closing balance	$203,657	$393,887	$203,657

TOTAL	$4,127,899	$5,581,422	$4,127,899

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three Months Ended March 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

1.	NATURE OF OPERATIONS

NWT Uranium Corp. (the "Company" or "NWT") was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated September 26, 2003. The Company, which is in the development stage as defined by the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 11 "Enterprises in the Development Stage", is engaged in the acquisition, exploration and development of mineral resource properties with a focus on uranium. As of March 31, 2009, the Company has interests in Canada and Mexico. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the exploration properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying values of exploration properties and deferred exploration expenditures and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations and the ability of the Company to obtain financing necessary to complete development of the properties, or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values. Some of the Company's exploration properties are located outside of Canada and are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

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

As at March 31, 2009, the Company had cash of $6,895,430 (December 31, 2008 - $7,434,502), short term investments of $52,975 (December 31, 2008 - $52,724) and working capital of $9,380,780 (December 31, 2008 - $10,089,574). Management of the Company believes that it has sufficient funds to pay its ongoing work commitments, administrative expenses and its liabilities for the ensuing period as they fall due.

2.	ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by Canadian GAAP for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2009 may not necessarily be indicative of the results that may be expected for the year ending December 31, 2009.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three Months Ended March 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

2.	ACCOUNTING POLICIES (continued)

The consolidated balance sheet at December 31, 2008 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian GAAP for annual consolidated financial statements. The unaudited interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Corporation's annual audited consolidated financial statements for the year ended December 31, 2008, except as noted below. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended December 31, 2008.

Goodwill and Intangible Assets

In February 2008, the CICA approved Handbook Section 3064, “Goodwill and Intangible Assets” which replaces the existing Handbook Sections 3062, “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs”. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The application of this standard had no impact on the Company's unaudited interim consolidated financial statements as at and for the three months ended March 31, 2009.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA approved EIC 173 "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities". This guidance clarified that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. This guidance is applicable to fiscal periods ending on or after January 20, 2009. The adoption of this standard had no impact on the Corporation's presentation of its financial position or results of operations as at March 31, 2009.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of IFRS on its consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three Months Ended March 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

2.	ACCOUNTING POLICIES (continued)

Future Accounting Changes (continued)

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations" ("Section 1582"), Section 1601, "Consolidated Financial Statements" ("Section 1601") and Section 1602, "Non-Controlling interests" ("Section 1602"). These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. Sections 1601 and 1602 together replace Section 1600, "Consolidated Financial Statements". Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - "Consolidated and Separate Financial Statements". The Company is in the process of evaluating the requirements of the new standards.

3.	CAPITAL MANAGEMENT

When managing capital, the Company's objective is to ensure the entity continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary, in order to support the acquisition, exploration and development of its projects. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital that it manages as its shareholders' equity. As at March 31, 2009, total shareholders' equity (managed capital) was $25,697,558 (December 31, 2008 - $17,284,107).

The properties in which the Company currently has an interest are in the exploration stage, as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration programs and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts when economic conditions permit it to do so.

Management has chosen to mitigate the risk and uncertainty associated with raising additional capital within the current economic environment by:

(i) minimizing discretionary disbursements;

(ii) reducing or eliminating exploration expenditures which have limited strategic value; and

(iii) maintaining a liquidity cushion in order to address any potential disruptions or industry downturns.

The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term guaranteed deposits, all held with major Canadian financial institutions.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the three months ended March 31, 2009. The Company is not subject to externally imposed capital requirements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three Months Ended March 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

4.	PROPERTY AND FINANCIAL RISK FACTORS AFFECTING FINANCIAL INSTRUMENTS

	(a)	Property Risk

The Company's mining interests ("Property Interests") are material to the Company. Unless the Company acquires or develops additional material Property Interests, the Company will be dependent upon its current Property Interests. If no additional Property Interests are acquired by the Company, any adverse development affecting the Company's Property Interests would have a material adverse effect on the Company's financial condition and results of operations.

	(b)	Financial Risk

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate and commodity and equity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit Risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, short term investments and amounts receivable. Cash and short term investments consist of cash, money market investments and guaranteed investment certificates, which have been invested with reputable financial institutions. Financial instruments included in amounts receivable consist of deposits held with service providers. Amounts receivable are in good standing as of March 31, 2009. Management believes that the credit risk concentration with respect to financial instruments included in cash, short term investments and amounts receivable is minimal.

Liquidity Risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2009, the Company had a cash and short term investment balance of $6,948,405 (December 31, 2008 - $7,487,226) to settle current liabilities of $381,977 (December 31, 2008 - $413,722). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short term guaranteed investment certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its banks.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three Months Ended March 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

4.

PROPERTY AND FINANCIAL RISK FACTORS AFFECTING FINANCIAL INSTRUMENTS (continued)

Market Risk (continued)

(ii)	Foreign Currency Risk

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity's functional currency. The risk is measured using cash flow forecasting. The Company's functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian dollars. The Company funds certain operations and exploration costs in Mexico on a cash call basis. The Company maintains Mexican Peso and US Dollar bank accounts in Mexico. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.

(iii)

Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of uranium, individual equity movements and the stock market in general to determine the appropriate course of action to be taken by the Company.

Fair Value

The Company has classified, for accounting purposes, its cash and short term investments as held-for-trading, which are measured at fair value. Amounts receivable are classified for accounting purposes as loans and receivables, which are measured at amortized cost which is approximately equivalent to fair value. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost which is also approximately equivalent to fair value.

Sensitivity Analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a three month period. The sensitivity analysis shown in the notes below may differ materially from actual results.

(i)	Short term investments have fixed interest rates therefore they are not subject to interest rate fluctuations.

(ii)

The Company is exposed to foreign currency risk on fluctuations of financial instruments related to cash and cash equivalents and accounts payable and accrued liabilities that are denominated in Mexican Pesos and United States dollars. As at March 31, 2009, had the Mexican Peso and US dollar varied by 5% against the Canadian dollar with all other variables held constant, the Company's reported net income for the three months ended March 31, 2009 would have varied by approximately $39,200. Similarly, as at March 31, 2009, the Company's reported shareholders' equity would have varied by approximately $39,200 as a result of a 5% change in the Mexican Peso and US dollar.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three Months Ended March 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

4.	PROPERTY AND FINANCIAL RISK FACTORS AFFECTING FINANCIAL INSTRUMENTS (continued)

Sensitivity Analysis (continued)

(iii)

Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of uranium. Commodity prices have fluctuated significantly in recent years. There is no assurance that, even as commercial quantities of uranium may be produced in the future, a profitable market will exist for them. As of March 31, 2009, the Company was not a producer of uranium. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

(iv)

The Company's long term investment in Niger Uranium Limited, a public company, is sensitive to a plus or minus 20% change in equity prices which would affect comprehensive income (loss) by approximately $3,155,000.

5.	FIXED ASSETS

			Net Carrying			Net Carrying
			Value			Value
		Accumulated	March 31,		Accumulated	December 31,
	Cost	Amortization	2008	Cost	Amortization	2008

Computer equipment	$35,327	$17,370	$17,957	$35,327	$15,915	$19,412
Furniture and fixtures	3,624	1,449	2,175	3,624	1,334	2,290
Field equipment	761,704	340,101	421,603	761,704	306,418	455,286
Vehicle	9,786	4,400	5,386	9,786	3,963	5,823

	$810,441	$363,320	$447,121	$810,441	$327,630	$482,811

6.	INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

On a quarterly basis, management of the Company review its mining interests to ensure deferred expenditures include only costs and projects that are eligible for capitalization. For a description of the mining interests owned by the Company, refer to Note 6 of the audited consolidated financial statements as at December 31, 2008. Specific changes to interest in exploration properties and deferred exploration expenditures that occurred from January 1, 2009 to March 31, 2009 are as follows:

	(i)	On January 21, 2009, the Company paid $40,000 to Azimut Exploration Inc. ("Azimut") to comply with the definitive option agreement for the Daniel Lake Property.

	(ii)	On March 2, 2009, the Company paid $40,000 to Azimut to comply with the definitive option agreement for the North Rae Property.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three Months Ended March 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

7.	SHARE CAPITAL

	a)	Authorized
Unlimited number of common shares

	b)	Issued and outstanding

	Number of
	Shares	Amount
Balance, December 31, 2008 and March 31, 2009	126,131,342	$20,633,843

8.

STOCK OPTIONS

The following table represents a continuity of stock options for the three months ended March 31, 2009:

	Number of	Weighted Average
	Stock Options	Exercise Price
Balance, December 31, 2008	4,900,000	$0.23
Options granted (1)	5,200,000	0.10
Balance, March 31, 2009	10,100,000	$0.16

(1) On February 13, 2009, the Company granted 5,200,000 incentive stock options to directors, officers, employees and consultants, pursuant to the Company's stock option plan, at an exercise price of $0.10 per share. The options were exercisable for a period of five years. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 104.6%; risk-free interest rate of 2.11%, forfeiture rate 0% and an expected average life of 5 years. The estimated value of $265,200 will be classified as stock based compensation and credited to contributed surplus as the options vest. The options vest immediately. For the three months ended March 31, 2009, the impact on income was $265,200.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three Months Ended March 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

8.

STOCK OPTIONS (continued)

As at March 31, 2009, the Company had the following stock options outstanding:

		Weighted
		Average	Weighted
		Remaining	Average
Outstanding	Exercisable	Contractual	Exercise	Expiry
Options	Options	Life (years)	Price ($)	Date

200,000	200,000	2.15	0.68	May 25, 2011
100,000	75,000	3.18	0.72	June 4, 2012
200,000	150,000	3.26	1.03	July 4, 2012
100,000	75,000	3.41	0.71	August 28, 2012
4,300,000	4,300,000	4.38	0.15	August 15, 2013
5,200,000	5,200,000	4.88	0.10	February 14, 2014

10,100,000	10,000,000	4.55	$ 0.16

9.

RELATED PARTY TRANSACTIONS

For the three months ended March 31, 2009, the Company incurred $84,996 (March 31, 2008 - $157,248) for consulting and directors' fees rendered by directors and officers of the Company. The entire amount has been expensed in the statements of operations. Included in accounts payable and accrued liabilities at March 31, 2009 is $10,462 (December 31, 2008 - $10,462) owing to these related parties.

These transactions are in the normal course of operations and are measured at the exchange amount which is the consideration established and agreed to by the related parties.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three Months Ended March 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

10.

SEGMENTED INFORMATION

The Company's principal operations are the acquisition, exploration and development of mineral properties. All exploration properties are situated in Canada and Mexico. As at March 31, 2009, cash and short term investments of $6,911,680 (December 31, 2008 - $7,455,957) were held in Canadian chartered banks, $31,830 (December 31, 2008 - $26,374) held in Mexico and $4,895 (December 31, 2008 - $4,895) is held in Niger. Total assets are held as follows:

March 31, 2009	Canada	Mexico	Niger	Total

Current assets	$9,726,032	$31,830	$4,895	$9,762,757
Investment in exploration properties and deferred exploration expenditures	1,948,958	2,178,941	-	4,127,899
Equipment	447,121	-	-	447,121
Other assets	34,154	-	15,775,323	15,809,477

	$12,156,265	$2,210,771	$15,780,218	$30,147,254

December 31, 2008	Canada	Mexico	Niger	Total

Current assets	$10,472,027	$26,374	$4,895	$10,503,296
Investment in exploration properties and deferred exploration expenditures	1,873,170	2,118,897	-	3,992,067
Equipment	482,811	-	-	482,811
Other assets	34,154	-	3,107,920	3,142,074

	$12,862,162	$2,145,271	$3,112,815	$18,120,248

Substantially all of the Company's operating expenses are incurred in Canada.

11.	COMPARATIVE INFORMATION

Certain comparative figures have been reclassified to conform with current period financial statement presentation.

12.	RESTATEMENT OF COMPARATIVE INFORMATION

Comprehensive income for the three months ended March 31, 2008 has been restated to reflect the change in accounting treatment of the investment in Niger Uranium as disclosed in Note 17 of the audited consolidated financial statements as at December 31, 2008. The effect of this restatement as at March 31, 2008 and for the three months then ended has been to decrease the carrying value of the investment by $4,025,052, decrease net comprehensive income and accumulated other comprehensive income by $3,710,499 and decrease future income tax liability by $314,553.