Form 20-F/A
period 2008-12-31
NWT Uranium Corp.
filed 2010-03-03
CIK 1290982

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F-A

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________________ to ________________

Commission file number - 0-50822

NWT URANIUM CORPORATION
(Exact name of Registrant as specified in its charter)

NWT URANIUM CORPORATION
(Translation of Registrant's name into English)

Province of Ontario, Canada
(Jurisdiction of incorporation or organization)

70 York Street
Suite 1102
Toronto, Ontario M5J 1S9
(Address of principal executive offices)

Raphael Danon, (416)504-3978, rdanon@nwturanium.com, 70 York Street, Suite 1102, Toronto, Ontario M5J 1S9
Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

________________________	_____________________________________

________________________	_____________________________________

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
==========

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [   ]     No [X]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant
to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [   ]     No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities
 Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file
such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X]     No [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every
Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter)
during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [   ]     No [X]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)
Large accelerated filer [   ]       Accelerated filer  [   ]        Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [X]
By the International Accounting Standards Board [ ]

If “Other” has been check in response to the previous question, indicate by check mark which financial statement

item the registrant has elected to follow. [    ]Item 17 [X] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the
Exchange Act). Yes [   ]     No [X]

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or
15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes [   ]     No [   ]

TABLE OF CONTENTS

PART I		6

Item 1. Identity of Directors, Senior Management and Advisers		6

Item 2. Offer Statistics and Expected Timetable		6

Item 3. Key Information.		6

RISK FACTORS AFFECTING THE COMPANY		9

	We Have No Ongoing Mining Operations, None of our Mineral Properties Contain a Known Commercially Mineable Mineral Deposit, We Have Never Received Any Revenues From Mining Operations, and Our Chances of Reaching the Development Stage on Any Properties we may Acquire in the Future are Remote	9
	In the Event We Acquire Interests in any Mining Properties, We Will Need to Raise Substantial Funding in Order to Carry Out Our Activities.	10
	Lack of Revenue Producing Operations	10
	We Have Not Adopted a Code of Ethics Which May Increase the Possibility of the Company’s Executive Officers and Directors Engaging in Activities that are not in the Best Interests of the Company or its Shareholders.	11
	The Value of Any Mineral Properties We May Acquire in the Future is Dependent Upon Commodity Prices Which Can Fluctuate Widely.	11
	We Are Not Engaged in Mining Operations; In the Event We Engage in Mining Operations in the Future, We Would Face Substantial Regulation	12
	Risks related to the Company’s Foreign Investments and Operations	13
	There is a Risk that we will be Unable to Compete for Mineral Properties, Investment Funds and Technical Expertise.	13
	We Have Limited Insurance; We Will Not be Able to Insure Against All Possible Risks	13
	[If We are Unable to Maintain the Infrastructure for Our Exploration Activities, We Could be Adversely Affected.	14
	Management May Be Subject to Conflicts of Interest Due to Affiliations with Other Resource Companies.	14
	The Executive in Charge of Our Administrative Affairs does not Work Full-Time For Us	15
	Our Senior Management does not have Extensive Mining Backgrounds or Experience Serving as Senior Management of Publicly Traded Companies	15
	We May Not Have Enough Shares Available Under Our Stock Option Plan to Attract High Quality Employees	16
	Our Management May Not Be Subject to U.S. Legal Process.	16
	Prices for Uranium and Precious Metals such as Gold are Volatile and Could Decline	16
	Our Stock will be a Penny Stock which Imposes Significant Restrictions on Broker-Dealers Recommending the Stock For Purchase	17
	Our Stock Price Could be Volatile	17
	We Do Not Plan to Pay Any Dividends in the Foreseeable Future	17
	Future Sales of Common Shares by Existing Shareholders.	18

Item 4. Information on the Company.		18

A.	History and Development of the Company.	18
B.	Business Overview*	18
C.	Organizational Structure	25
D.	Property, Plants and Equipment.	26
	Interest in Niger Uranium Limited	26
	Termination of Company’s Options on North Rae and Daniel Lake Uranium Properties, Northern Quebec, Canada	30

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

	Three Month	Three Month	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	Period ended	Period ended	December 31,	December 31,	December 31,	December 31,	December 31,
	March 31,	March 31,	2008	2007	2006	2005	2004
	2009	2008	(audited)	(audited)	(audited)	(audited)	(audited)
	(unaudited)	(unaudited)	$	(restated)	$	$	$
	$	$		$
Revenues	-	-	-	-	-	-	-
Income (Loss) for the Period	(785,984)	(460,575)	(2,790,811)	11,745,384*	(2,421,484)	(1,780,074)	(1,121,460)
Income (Loss) Per Share	(0.01)	0.00	(0.03)	0.11	0.03	0.02	0.02
Cash Flows from	(295,081)	(526,013)	(6,091,696)	(1,209,395)	(1,355,091)	(851,997)	(587,006)
Operating Activities
Cash Flows from Investing Activities	(243,991)	102,393	11,620,725	(3,973,902)	(12,858,160)	(707,330)	(735,006)
Total Assets	30,147,254	35,637,746	18,120,248	37,426,538	19,490,706	2,856,700	1,896,035
Current Assets	9,762,757	13,349,419	10,503,296	14,281,666	15,026,965	1,774,293	1,161,660
Liabilities	4,449,696	3,948,416	836,141	4,608,757	383,366	170,817	197,625
Common Stock	20,633,843	19,633,843	20,633,843	19,574,843	18,478,026	4,329,779	2,171,849
Accumulated Retained	2,812,474	5,928,694	3,598,458	6,389,269	(5,356,115)	(2,934,631)	(1,154,557)
Earnings (Deficit) Shareholders’ Equity	25,697,558	31,689,330	17,284,107	32,817,781	19,107,340	2,685,883	1,698,410

          * Gain on disposition of Irhazer and In Gall Projects, Niger

          The following table sets forth how the Selected Financial Data presented above would be presented under US GAAP for the fiscal years ended December 31, 2008, December 31, 2007, December 31, 2006, December 31, 2005, and December 31, 2004:

	Year Ended	Year Ended	Year ended	Year ended	Year ended
	December 31,	December 31, 2007	December 31,	December 31,	December 31,
	2008	(audited)	2006	2005	2004
	(audited)	(restated)	(audited)	(audited)	(audited)
	$	$	$	$	$

Net Income (Loss) for the Period	(3,165,962)	11,039,359	(5,294,271)	(1,922,360)	(1,852,260)
Net Income (Loss) Per Share	(0.03)	0.10	(0.06)	(0.02)	(0.03)
Cash Flows from Operating Activities	(6,453,236)	(5,594,271)	(4,385,589)	(1,426,060)	(1,317,806)
Cash Flows From Investing Activities	11,982,265	410,974	(9,827,662)	(133,267)	(4,206)
Total Assets	15,398,882	33,288,445	16,412,038	1,780,999	1,165,235
Retained Earnings/(Deficit)	698,722	2,357,187	(9,051,028)	(4,055,532)	(1,885,357)

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

We Have No Ongoing Mining Operations, None of our Mineral Properties Contain a Known Commercially Mineable Mineral Deposit, We Have Never Received Any Revenues From Mining Operations, and Our Chances of Reaching the Development Stage on Any Properties we may Acquire in the Future are Remote.

          Since our inception, we have never engaged in any mining operations and the Company has not generated any revenues from mining operations. Our activities have been limited to the highly speculative business of acquiring and exploring properties in the hope that commercial quantities of gold, uranium or other minerals, will be discovered. None of the properties we owned interests in contained a known commercially mineable mineral deposit. We believe that the probability of our reaching the development stage on any properties we may acquire in the future is remote for a number of reasons. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, including, but not limited to the following: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Because so few properties which are explored ever become producing mines, investors must be prepared for the possibility that we will be unsuccessful and that they could lose their entire investment.

          In the remote possibility that we place a property into production, we would face numerous risks associated with mining operations. These risks include adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes, and the inability to maintain the infrastructure for our production activities. Mining and mining exploration is risky, presenting potentially dangerous conditions for workers. Large, heavy equipment and machinery is used and toxic substances are utilized and encountered in exploration, extraction, and processing. Misuse and accidents could result in serious injury and death to personnel. Such events could be caused by numerous factors including faulty equipment, unsafe practices, explosions, fires, natural phenomenon (such as lightning, mudslides, cave-ins, etc.), which may be impossible to avoid and protect against. In the event of any such misuse, accidents or natural disasters, personnel could be injured and killed, and mining operations suspended or terminated. In addition, any future development activities, of which there can be no assurance, would depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could make it very difficult, if not impossible, to engage in any development activities and force us to incur expenses that we had not planned on spending.

We May Need to Raise Substantial Funding in Order to Carry Out Our Activities.

          Generally, the acquisition, exploration and development of a mining property requires substantial financial obligations. The Company may be required in the future to raise substantial funds to maintain its existing property interest, and acquire, explore, and if warranted, develop mineral properties. In addition, in the event it is determined that any of our properties contain a commercially mineable mineral deposit, of which there can be no assurance, it is anticipated that the Company would require substantial funds to place such property into production. However, there can be no assurance we would be able to raise the necessary funds on acceptable terms, or at all. If we are unable to raise these funds, investors could lose their investment. If we are able to raise these funds, it is likely that investors will experience dilution of their interests, which could result in a decrease in the value of their Shares. Reference is made to “Item 4. Information on the Company. D. Property, Plants and Equipment” and Item 5. Operating and Financial Review and Prospects. F. Tabular Disclosure of Contractual Obligations.”

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

Because We Have Terminated our Options on the North Rae and Daniel Lake Uranium Prospects in Quebec, and let our Option Lapse on the Picachos Project, Our only Mining Interest is our Recently Acquired Right to Explore the Quang Tri Copper Property in Vietnam.

          In July 2009 the Company terminated its options from Azimut Exploration (“AZIMUT”) to acquire a 65% interest in the North Rae and Daniel Lake uranium prospects in Quebec. Since 2007 the Company has devoted most of its time and resources on the acquisition and exploration of these properties. During the third quarter of 2009 Management did not believe that spending $2,000,000 on exploration of the Picachos Project in Mexico, so it let its option lapse, writing off the mineral property and deferred exploration costs of the property. At this time, the Company’s only mining interest is its recently acquired right to explore the Quang Tri Copper Property in Vietnam.

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

The Value of Any Mineral Properties We May Acquire in the Future is Dependent Upon Commodity Prices Which Can Fluctuate Widely.

          The price of our Shares, our financial results and exploration, development and mining activities may in the future be significantly adversely affected by declines in the price of uranium, gold, copper, or other minerals. Gold, uranium, copper, and other mineral prices fluctuate, like many resource commodities, and are affected by numerous factors beyond the Company’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, uranium, copper or other mineral-producing countries throughout the world. Although the prices of gold, copper or other minerals have increased in recent years, future price declines could cause continued development of and commercial production to be impracticable. Depending on the price of gold, copper, uranium or other minerals, cash flow from mining operations may not be sufficient and the Company could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties that it may acquire in the future. Future production from minning properties is dependent on gold and uranium or other mineral prices that are adequate to make these properties economic.

          In addition to adversely affecting reserve estimates and a company’s financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Mining Exploration and Development Has Substantial Regulation.

          All of our current activities are devoted towards the investigation of acquiring mining properties in the future, of which there can be no assurance. In the event we acquire interests in mining properties, there can be no assurance that we will discover any precious or base metals, establish the feasibility of mining a deposit, or, if warranted, develop a property to production and maintain production activities, either alone or as a joint venture participant. Furthermore, there can be no assurance that we would be able to sell either the deposit or the Company on acceptable terms. Mining operations in Canada are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating the removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, provincial and local laws which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed with resulting material adverse effects on the Company's activities. Moreover, compliance with such laws may cause substantial delays and require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be liable for pollution or other environmental damage which it may elect not to insure against due to prohibitive premium costs and other reasons.

Risks related to the Company’s Foreign Investments and Operations.

          The Company is currently devoting most of its activities towards investigating the possibility of acquiring mining interests in Vietnam and it has recently been granted the right to explore the Quang Tri Copper Property located in Central Vietnam. The Company’s mining investments in Vietnam will be subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could have a material and adverse effect on the Company’s earnings or the viability of its affected foreign operations, which could have a material and adverse effect on the Company’s future cash flows, results of operations and financial condition.

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

          The lack of full-time management could adversely affect the Company. The Company has an interest in a mining property in Canada and is actively attempting to acquire interests in mining prospects in Vietnam. Additionally, the Company is a public company, subject to the reporting obligations of two jurisdictions – Canada and the United States. Recent changes in Canadian legislation, along with the changes in the United States, resulting from the Sarbanes-Oxley Act of 2002, have greatly increased the amount of time senior management must spend on corporate governance issues, as well as other issues. Because he is not a full-time employee, Mr. Danon may be unable to devote the necessary time to the Company’s affairs.

Our Senior Management does not have Extensive Mining Backgrounds.

          Neither Mr. Lynch nor Mr. Danon have extensive mining backgrounds.

          To provide it with advice on mining matters for any properties it may acquire, the Company intends to hire technical mining consultants. However, in the event the Company is unable to hire experienced mining consultants, the Company’s ability to pursue its business plan as a mining exploration company could be adversely affected.

          It may be necessary for the Company to raise substantial funds, over the near and long term, to maintain existing property interests, acquire, explore, and if warranted, develop mineral properties. The absence of management experienced in mining could make it more difficult to raise the required funds, as investors may be reluctant to invest in such a company.

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

          B. Business Overview*.

          See Glossary on pages 44-47 for terms used throughout this Annual Report.

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

General

          The Company was founded on September 26, 2003 to explore for precious and base metals and uranium. The Company is not engaged in any mining operations, and there can be no assurance it will ever engage in mining operations. At the present time, its only interests are (i) a 35.13% of interest in Niger Uranium Limited, a corporation with interests in eight uranium prospects in the Republic of Niger, Africa, (ii) 9.39% interest in Azimut Exploration Inc., and (iii) ownership of 7,500,000 common shares of NWM Mining Corp. (“NWM”), a Canadian company with interests in Mexico. The Company did not incurred the required exploration expenditures to maintain its option on the Picachos Project in Mexico, so its option was terminated and the Company wrote off its entire interest in the property

          In addition, in December 2008 the Company entered into an agreement with Chroma International, pursuant to which Chroma was to provide the Company with consulting services in the discovery, acquisition of rights, and the exploitation of mineral resource properties in Vietnam. On February 16, 2010 the Company announced that it had been granted approval the Peoples Committee of Quang Tri Province to conduct a preliminary survey and exploration work on the highly prospective Quang Tri Copper Property located in Central Vietnam.

          Last year, on July 5, 2008 the Company entered into an agreement with Azimut Exploration Inc. (“Azimut”) to terminate its options on the North Rae and Daniel Lake properties in exchange for Azimut agreeing to pay it $4,000,000 and issuing the Company 1,100,000 of Azimut’s common shares by October 3, 2008. These deadlines were subsequently extended to December 31, 2008. However, Azimut did not fulfill these conditions and the termination agreement expired. Accordingly, the Company’s options on the North Rae and Daniel Lake properties remained in effect. However, on or about July 27, 2009, pursuant to an agreement dated July 9, 2009, the Company terminated its options on the North Rae and Daniel Lake properties in exchange for Azimut issuing the Company 1,800,000 of its common shares; the Azimut shares are subject to a nine month holding period. During this nine month period the Company has the preemptive right to participate in any private placements of Azimut’s shares, in order to enable the Company to maintain its proportionate equity interest of 9.4% of Azimut’s outstanding shares. In addition, Azimut agreed to pay the Company $1,000,000 upon the earlier of (i) the commencement of full commercial production of uranium from the North Lake and Daniel Lake properties, or (ii) Azimut concluding an outright sale of all or portion of its interests in the North Rae and Daniel Lake properties to a third party. Reference is made to “Item 4. Property, Plants and Equipment.” for a description of the Company’s interests in the North Rae and Daniel Lake properties and the termination agreement of these options.

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

Description of Mining Industry

          Although currently we have no interests in any mining properties, we are looking to acquire property interests in Vietnam. Mineral exploration is highly speculative. It involves the exploration for base and precious metals and other mineral resources. Ore is rock containing particles of a particular mineral (and possibly other minerals which can be recovered and sold), which rock can be legally extracted, and then processed to recover the minerals which can be sold at a profit. Although mineral exploration is a time consuming and expensive process with no assurance of success, the process is straight forward. First, we acquire the rights to enable us to explore for, and if warranted, extract and remove ore so that it can be refined and sold on the open market to dealers. Second, we explore for precious and base metals by examining the soil, rocks on the surface, and by drilling into the ground to retrieve underground rock samples, which can then be analyzed. This work is undertaken in staged programs, with each successive stage built upon the information gained in prior stages. If exploration programs discover what appears to be an area which may be able to be profitably mined, we will focus our activities on determining whether that is feasible, while at the same time continuing the exploratory activities to further delineate the location and size of this potential ore body. Things that will be analyzed by us in making a determination of whether we have a deposit which can be feasibly mined at a profit include:

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

Regulation of Mining Industry

Canada

          The Company in no longer directly involved in exploration activities in Canada. However, it has a 9.39% interest in Azimut Exploration Inc., a corporation with uranium prospects in Quebec.

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

_____________________________________
1 Based upon the Average Spot Price of Gold, London PM fix.

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

Republic of Niger
          The Company in no longer directly involved in exploration activities in the Republic of Niger. However, it has a 35.13% interest in Niger Uranium Limited, a corporation with eight uranium prospects in the Republic of Niger.

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

          C. Organizational Structure.

          The Company has one subsidiary, Northwest Mineral Mexico S.A. de C.V.

          D. Property, Plants and Equipment.

Interest in Niger Uranium Limited

          The Company owns a 35.13% of interest in Niger Uranium Limited, a corporation with interests in eight uranium prospects in the Republic of Niger, Africa, as well as interests in other companies.

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

          In August 22, 2007 Mr. Marek Kreczmer, the Company’s President and Chief Executive Officer at the time, was appointed Niger Uranium’s Managing Director and Chief Executive Officer and to its Board of Directors. On January 5, 2008 Mr. Kreczmer resigned as Niger Uranium’s Chief Executive Officer, and on June 6, 2008 he resigned from the board of directors. Mr. Ian Stalker, who had been UraMin’s CEO, was appointed its Executive Deputy Chairman. Mr. Neil Herbert, UraMin’s Finance Director, was appointed to Niger Uranium’s board of directors. Mr. Wayne Beach, a former director of the Company, and Mr. John Lynch, a director of the Company at the time and recently appointed Chief Executive Officer of the Company, were appointed non-executive directors of Niger Uranium. Mr. Beach resigned from Niger Uranium’s Board of Directors on February 11, 2009. Mr. Raphael Danon, the Company’s Chief Financial Officer, was appointed a non-executive director of Niger Uranium in May 2009. However, subsequent to the Company requesting a special shareholder meeting to vote on (i) the removal of Niger Uranium’s Chairman, David de Jongh Weill and his replacement with Wayne Isaacs, and (ii) the authorization of Niger Uranium’s board to take the necessary steps to seek the distribution by Kalahari Minerals Plc of not less than 90% of its shares in Extract Resources Limited, Niger Uranium’s board of directors removed Messrs. Lynch and Danon from its Board of Directors.

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

           At the conclusion of the private offering of its shares, Niger Uranium had 83,000,000 shares outstanding, with the Company owning 31,955,000 shares (38.5%) .. In March 2008, Niger Uranium issued 17,000,000 of its shares in connection with the acquisition of a 17.5% interest in Kalahari Minerals PLC (“Kalahari”), an AIM listed corporation with assets in Namibia, diluting the Company’s ownership of Niger Uranium to approximately 32% of Niger Uranium’s 100,000,000 outstanding shares.

          In April 2008 Niger Uranium purchased 4,421,000 ordinary shares of UrAmerica, a private company with uranium exploration projects in Argentina, Paraguay and Colombia. This purchase represented 20.89% of total issued shares of UrAmerica. In connection with this purchase Niger Uranium paid UrAmerica $2,500,000 U.S. and issued it 4,664,306 of its shares. Niger Uranium also received warrants to purchase 4,421,000 ordinary shares of UrAmerica at an exercise price of $1.639 per ordinary share. Following this transaction the Company owned 35.13% of Niger Uranium’s 104,664,306 outstanding shares.

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

Information on Niger Uranium’s Properties

           Marek Kreczmer, formerly the Company’s Chief Executive Officer and President, had been Niger Uranium’s Chief Executive Officer from August 2007 to his resignation in January 2008. In addition, Mr. Kreczmer resigned from Niger Uranium’s board of directors in June 2008. John Lynch and Raphael Danon had been members of Niger Uranium’s Board of Directors, as non-executive directors. However, subsequent to the Company requesting a special shareholder meeting to vote on (i) the removal of Niger Uranium’s Chairman, David de Jongh Weill and his replacement with Wayne Isaacs, and (ii) the authorization of Niger Uranium’s board to take the necessary steps to seek the distribution by Kalahari Minerals Plc of not less than 90% of its shares in Extract Resources Limited, Niger Uranium’s board of directors removed Messrs. Lynch and Danon from its Board of Directors. Accordingly, at the present time, the Company does not have independently verified current information on Niger Uranium’s planned exploration activities, previous exploration activities, geology, results of recent exploration activities, and related information for Niger Uranium’s Niger properties.

          To the best of the knowledge of Company’s management, there is no known commercially mineable mineral deposit on any of Niger Uranium’s uranium prospects.

Termination of Company’s Options on North Rae and Daniel Lake Uranium Properties, Northern Quebec, Canada

          In January 2007 the Company entered into two option agreements with Azimut Exploration Inc. (“Azimut”) to acquire up to a 65% interest in two uranium projects in the Ungava Bay region of northern Quebec, Canada – the North Rae Uranium Project and the Daniel Lake Uranium Project. The North Rae Uranium Project consists of four blocks representing 1,853 claims with a total area of 204,108 acres. The Daniel Lake Property is contiguous to the North Rae Uranium Project, consisting of 972 claims covering 108,725 acres.

          The Company fulfilled the conditions for acquiring an initial 50% interest in the North Rae Uranium Project by (i) making cash payments totaling $210,000 over five years, (ii) issuing Azimut a total of 150,000 Shares, and (iii) incurring a total of $2,900,000 in exploration expenditures.

          Under the terms of the Daniel Lake Agreement the Company could have acquired an initial 50% interest, except for a Yellow Cake royalty, by (i) paying Azimut a total of $230,000, (ii) issuing Azimut 200,000 shares of its common stock, and (iii) incurring a minimum of $2,600,000 in exploration expenditures over the five years ending January 24, 2012.

          On July 5, 2008 the Company entered into an agreement with Azimut to terminate (“July 5, 2008 Termination Agreement”) its options on the North Rae Uranium Project and Daniel Lake Project. The termination of the two option agreements was conditional upon Azimut (i) paying the Company $4,000,000 by October 3, 2008 (deadline extended to December 31, 2008) and (ii) issuing the Company 1,100,000 of Azimut’s common shares. However, Azimut did not fulfill its obligation under the July 5, 2008 Termination Agreement. Accordingly, the July 5, 2008 Termination Agreement expired and the Company’s options on the North Rae and Daniel Lake properties remained in effect.

          However, on July 8, 2009 the Company entered into another termination agreement with Azimut pursuant to which the Company terminated its options on the North Rae and Daniel Lake properties, in exchange for Azimut issuing the Company 1,800,000 of its common shares; the Azimut shares are subject to a nine month holding period. During this nine month period the Company has the preemptive right to participate in any private placements of Azimut’s securities, in order to enable the Company to maintain its proportionate equity interest of 9.4% of Azimut’s outstanding shares. In addition, Azimut agreed to pay the Company $1,000,000 upon the earlier of (i) the commencement of full commercial production of uranium from the North Lake and Daniel Lake properties, or (ii) Azimut concluding an outright sale of all or portion of its interests in the North Rae and Daniel Lake properties to a third party.

          The Company (i) no longer has any interest in the North Rae and Daniel Lake properties, and (ii) has no remaining obligations to Azimut regarding the properties and option agreements.

          Prior to termination of its options, the Company incurred approximately $3,500,000 in exploration expenditures on the North Rae Project and approximately $546,000 during in exploration expenditures on the Daniel Lake Project.

Relinquished Option on Picachos Project, Mexico

          The Company did not incurred the required exploration expenditures to maintain its option on the Picachos Project in Mexico, so its option to acquire up to a 70% interest was terminated and the Company wrote off its entire interest in the property

Relinquished Option on Waterbury Uranium Project, Saskatchewan, Canada

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

**************************************

GLOSSARY

          Following is a glossary of terms used throughout this Annual Report.

Feasibility study	a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production.

Gold deposit	means a mineral deposit mineralized with gold.

Net smelter royalty or NSR	a royalty based on the gross proceeds received from the sale of minerals less the cost of smelting, refining, freight and other related costs.

Ore	a naturally occurring rock or material from which minerals, such as gold, can be extracted at a profit; a determination of whether a mineral deposit contains ore is often made by a feasibility study.

Ounce or oz.	a troy ounce or 20 pennyweights or 480 grains or 31.103 grams.

Prospect	an area prospective for economic minerals based on geological, geophysical, geochemical and other criteria

Reserve

ore - the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Stratigraphy	branch of geology which treats the formation, composition, sequence, and correlation of the stratified rocks as part of the Earth’s crust.

Tonne	metric tonne (2,204.6 pounds).

Uranium	a radioactive, silvery-white, metallic element.

Vanadium	a gray or white, malleable, ductile, polyvant metallic element.

          For ease of reference, the following conversion factors are provided:

1 mile	= 1.609 kilometers	2,204 pounds	= 1 tonne
1 yard	= 0.9144 meter	2,000 pounds/1 short ton	= 0.907 tonne
1 acre	= 0.405 hectare	1 troy ounce	= 31.103 grams

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

Project	Type	Location	Status
Picachos	Copper, Gold	Mexico	Dropped
Irhazer and In Gall Concessions	Uranium	Niger	Transferred to Niger Uranium
Waterbury	Uranium	Saskatchewan, Canada	Dropped
North Rae Uranium	Uranium	Quebec, Canada	Dropped
Daniel Lake	Uranium	Quebec, Canada	Dropped
Bear	Copper, Gold	Northwest Territories, Canada	Dropped
Fire Fly	Uranium	Utah, United States	Dropped

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

          The table below shows the costs of exploration incurred by the Company on its exploration projects.

	For the three months
	ended March 31, 2009		Expenditures for the Year		Cumulative Since
	and 2008		ended December 31		Inception
Project, Location	2009	2008	2008	2007	2008
		$		$	$
Irhazer and In Gall, Niger *	--	--	--	550,002	--
Pichachos, Mexico	64,688	99,067	282,695	819,778	2,470,189
North Rae, Canada	40,825	208,512	232,189	2,364,812	3,564,856
Daniel Lake, Canada	40,825	67,744	142,296	404,590	546,886
Waterbury Project, Canada			--	789,481	--
Interest	(10,506)	(133,862)	(360,077)	(690,155)	(944,867)
Government rebates, disposals and cost recoveries	--	--	(1,644,997)	(1,446,672)	(1,644,997)
TOTAL			(1,347,894)	2,791,836	3,992,067

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

     F. Tabular Disclosure of Contractual Obligations.

          At December 31, 2009 the Company had no contractual obligations relating to any property interests.

Item 6. Directors, Senior Management and Employees.

     A. Directors and Senior Management.

Directors and Officers. At July 10, 2009 the names, municipalities of residence and principal occupations of the directors and officers of the Company were as follows:

NAME & MUNICIPALITY OF RESIDENCE	POSITION WITH COMPANY	PRINCIPAL OCCUPATION	AGE
John P. Lynch Toronto, Ontario Canada	Chief Executive Officer, President, Director	Businessman; President, Universal Packaging Systems Inc. since 2003	48

Raphael Danon, Toronto, Ontario	Chief Financial Officer	Chartered Accountant	33
Canada

Anton Esterhuizen South Africa	Director	Geologist, Managing Director – Pangea Exploration (Pty)	57

David Subotic Toronto, Ontario	Director	Chief Executive Officer-Asian Coast Development Ltd	35

Alex Dementev	Chief Geologist	Chief Geologist – NWT Uranium Corp.	49

John Zorbas	Managing Director	Relations Manager	39

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

----------------------------------------------------------------------------------------------------------------------------------------------------------------------

          Mr. Marek Kreczmer is the sole members of the Company’s Advisory Board.

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

Summary Compensation Table

All Other
		Annual Compensation			Long Term Compensation			Compensation
($)

Shares or
Units
					Securities	Subject to
				Other Annual	Under	Resale		All Other
Name and Principal		Salary	Bonus	Compensation	Option/SARs	Restriction	LTIP	Compensation
Position	Year Ended	($)	($)	($)	Granted (#)	s ($)	Payouts ($)	($)
	Dec. 31/08	Nil	$40,000	$109,664(2)	2,200,000(3)	Nil	Nil	$58,731

	Dec. 31/07	Nil	Nil	Nil	200,000(4)	Nil	Nil	Nil
John P. Lynch,
President and Chief	Dec. 31/06	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Executive Officer(1)
	Dec. 31/08	Nil	Nil	$110,000(2)	200,000(6)	Nil	Nil	Nil

	Dec. 31/07	Nil	Nil	$202,719(2)	Nil	Nil	Nil	Nil
Marek J.
Kreczmer, former	Dec. 31/06	Nil	$12,500	$120,833(2)	250,000	Nil	Nil	$12,750
President and Chief
Executive Officer(5)

Raphael Y.	Dec. 31/08	$32,971	$5,000	Nil	500,000	Nil	Nil	Nil
Danon, Chief
Financial Officer(7)	Dec. 31/07	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	Dec. 31/06	N/A	N/A	N/A	N/A	N/A	N/A	N/A

	Dec 31/08	Nil	Nil	$61,495(2)	Nil	Nil	Nil	Nil

	Dec. 31/07	Nil	Nil	$49,675(2)	250,000	Nil	Nil	Nil
William D.
Thomas, former	Dec. 31/06	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Chief Financial
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
(7) Mr. Danon was appointed Chief Financial Officer of the Company effective July 29, 2008.
(8) Mr. Thomas ceased being an officer of the Company effective July 29, 2008.

Option Grants

          The following table provides details on stock options granted to the Named Executives during fiscal 2008:

	Securities Under	% of Total Options		Market Value of Securities
	Options Granted	Granted in	Exercise or Base	Underlying Options on the
Name	(#)(1)	Financial Year(2)	Price ($/Security)	Date of Grant ($/Security)	Expiration Date

John P. Lynch	2,200,000	50.6%	$0.15	$0.12	Aug. 15, 2013

Marek J. Kreczmer	200,000	4.6%	$0.15	$0.12	Aug. 15, 2013

Raphael Y. Danon	500,000	11.5%	$0.15	$0.12	Aug. 15, 2013

William D. Thomas	Nil	0%	N/A	N/A	N/A

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

					Value of Unexercised in-the-
					Money Options/SARs at
			Unexercised Options/SARs at		December 31, 2008 ($)(1)
	Securities	Aggregate	December 31, 2008 (#)
	Acquired on	Value	Exercisable	Unexercisable	Exercisable
Name	Exercise #	Realized $				Unexercisable
John P. Lynch	Nil	Nil	2,325,000	75,000	Nil	Nil
Marek J. Kreczmer	Nil	Nil	200,000	Nil	Nil	Nil
Raphael Y. Danon	Nil	Nil	500,000	Nil	Nil	Nil
William D. Thomas	Nil	Nil	Nil	Nil	Nil	Nil

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

          Directors are also eligible to participate in the Option Plan on an on-going basis. As of June 30, 2009, an aggregate of 10,300,000 stock options had been granted under the Option Plan, of which an aggregate of 6,170,000 stock options had been granted to directors or former directors.

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

          Set forth below is a summary of the 12,000,000 outstanding options under the Option Plan to purchase Shares at July 15, 2009:

	Number of
	Common
	Shares Under	Date of	Expiry	Exercise
Holder	Option	Grant	Date	Price
All executive officers, past executive officers, directors, past directors of the Company, and key employees, as a group	100,000 200,000 4,300,000 5,000,000 100,000 1,700,000	June 4, 2007 May 25, 2006 August 15, 2008 February 13, 2009 August 28, 2007 July 9, 2009	June 4, 2012 May 25, 2011 August 15, 2013 February 13, 2014 August 28, 2012 July 9, 2014	$0.72 $0.68 $0.15 $0.10 $0.71 $0.115

Advisory Group Members (not including past executive officers and directors)	200,000	May 21, 2009	May 21, 2013	$0.12

All other employees and past employees of the Company as a group	200,000	February 13, 2009	February 13, 2014	$0.12

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

		% of Total
	Securities	Options granted		Market Value of
	Under	to Employees in	Exercise or	Securities Underlying
	Options	the Financial	Base Price	Options on the Date of
Name	Granted (#)	Year	($/Security)	Grant ($/Security)	Expiration Date

John Lynch	2,200,000	50.6%	$0.15	$0.12	August 15, 2013

Raphael Danon	500,000	11.5%	$0.15	$0.12	August 15, 2013

John Zorbas	1,000,000	23.3%	$0.15	$0.12	August 15, 2013

Marek Kreczmer*	200,000	4.7%	$0.15	$0.12	August 15, 2013

Others	400,000	9.4%	$0.15	$0.12	August 15, 2013
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

		% of Total
		Options granted
	Securities	in the Period		Market Value of
	Under	January 1, 2009	Exercise or	Securities Underlying
	Options	through July 15,	Base Price	Options on the Date of
Name	Granted (#)	2009	($/Security)	Grant ($/Security)	Expiration Date

John Lynch	1,370,000	19.30%	$0.10	$0.07	February 13, 2014

	700,000	9.86%	$0.115	$0.115	July 9, 2014

Anton J. Esterhuizen	700,000	9.86%	$0.10	$0.07	February 13, 2014

David Subotic	700,000	9.86%	$0.10	$0.07	February 13, 2014

Raphael Danon	660,000	9.30%	$0.10	$0.07	February 13, 2014

John Zorbas	1,370,000	19.30%	$0.10	$0.07	February 13, 2014

	1,000,000	14.08%	$0.115	$0.115	July 9, 2014

Marek Kreczner*	200,000	2.82%	$0.10	$0.07	February 13, 2014

Alex Dementev	75,000	1.06%	$0.10	$0.07	February 13, 2014

Nadir Mirza	75,000	1.06%	$0.10	$0.07	February 13, 2014

Miriam Martin	50,000.70%		$0.10	$0.07	February 13, 2014

David Weill**	200,000	2.82%	$0.12	$0.12	May 21, 2013

          *   Mr. Kreczmer resigned as Chief Executive Officer and President effective July 31, 2008. The options were granted to him on February 13, 2009 in his capacity as a member of the Company’s Advisory Board.

          ** Subsequent to July 15, 2009 Mr. Weill resigned from the Company’s Advisory Board and relinquished his stock options.

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

          D. Employees

          At July 15, 2009 the Company had a total of three employees, two of which act in a management capacity: John Lynch, its Chief Executive Officer and President, and Raphael Danon, its Chief Financial Officer. In addition, Alex Dementev served as the Company’s Chief Geologist.

          E. Share Ownership.

          The following table sets forth the shareholdings of the Company’s directors and senior management at June 30, 2009.

NAME	POSITION	NUMBER OF	PERCENTAGE OF
		SHARES	OUTSTANDING
		OWNED*	SHARES**

John P. Lynch	President, CEO, Director	2,008,000	1.59%

Anton Esterhuizen	Director	0	0

David Subotic	Director	4,200,000***	3.33%

Raphael Danon	Chief Financial Officer	35,500	0.0287%

Officers & Directors, as a group		6,243,500	4.95%

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

          The following table sets forth share options held by the Company’s directors and senior management, key employees, and members of its Advisory Board at July 15, 2009:

Name	Number of	Exercise Price	Grant Date	Expiration Date
	Shares	$
John B. Lynch	100,000	0.72	June 4, 2007	June 4, 2012
	100,000	0.71	August 28, 2007	August 28, 2012
	2,200,000	0.15	August 15, 2008	August 15, 2013
	1,370,000	0.10	February 13, 2009	February 13, 2014
	700,000	0.115	July 9, 2009	July 9, 2014
Total	4,470,000

Anton Esterhuizen	200,000	0.68	May 25, 2006	May 25, 2011
	200,000	0.15	August 15, 2008	August 15, 2013
	700,000	0.10	February 13, 2009	February 13, 2014
Total	1,100,000

David Subotic	200,000	1.03	July 4, 2007	July 4, 2012
	200,000	0.15	August 15, 2008	August 15, 2013
	700,000	0.10	February 13, 2009	February 13, 2014
Total	1,100,000

Raphael Danon	500,000	0.15	August 15, 2008	August 15, 2013
	660,000	0.10	February 13, 2009	February 13, 2014
Total	1,160,000

John Zorbas	1,000,000	0.15	August 15, 2008	August 15, 2013
	1,370,000	0.10	February 13, 2009	February 13, 2014
	1,000,000	0.115	July 9, 20019	July 9, 2014
Total	3,370,000

Marek Kreczmer*	200,000	0.15	August 15, 2008	August 15, 2013
	200,000	0.10	February 13, 2009	February 13, 2014
Total	400,000

Alex Dementev	75,000	0.10	February 13, 2009	February 13, 2014

David Weill**	200,000	0.12	May 21, 2009	May 21, 2013

*Mr. Kreczmer resigned from the Board of Directors on June 16, 2008. On that date he was succeeded as President and Chief Executive Officer by John Lynch. The options granted him were in his capacity as a member of the Company’s Advisory Board.

** Subsequent to July 15, 2009 Mr. Weill resigned from the Company’s Advisory Board and relinquished his stock options.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

          None.

Item. 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

          The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in the Company’s reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

          Pursuant to the requirements of Canada Multilateral Instrument 52-109, an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures and internal control over financial reporting was conducted as of December 31, 2008 under the supervision of management, including the Chief Executive Officer and the Chief Financial Officer. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were operating effectively under Canadian standards. However, after undertaking the evaluation required by Rule 13a-15 of the Exchange Act, the Chief Executive and Chief Financial have concluded that its disclosure controls and procedures were not operating effectively under United States standards. This is due to the Company’s failure, on a timely basis, to file numerous Form 6-Ks with the SEC. The Company has recently designated a person who will be responsible for ensuring that in the future all Form 6-Ks will be filed with the SEC on a timely basis.

Management’s Annual Report on Internal Financial Control Over Financial Reporting

          Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian and U.S. generally accepted accounting principles.

          The Company has evaluated, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company’s financial controls and procedures as of December 31, 2008, based on framework provided by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), pursuant to the requirements of Multilateral Instrument 52-109 and the Sarbanes – Oxley Act of 2002. Based upon the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our financial controls and procedures provide reasonable assurance regarding the reliability of the company’s financial reporting and the preparation of the company’s financial statements for external purposes in accordance with (Canadian and US) GAAP.

          There were no changes in our internal controls over financial reporting during our fiscal year ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

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

           (2) Unaudited Consolidated Balance Sheet of the Company as at March 31, 2009, Unaudited Consolidated Statement of Operations for the three months ended March 31, 2009, Unaudited Consolidated Statement of Cash Flows for the three months ended March 31, 2009, Unaudited Consolidated Statement of Shareholders’ Equity from Commencement of Operations, September 26, 2003 to March 31, 2009, and Unaudited Consolidated Statement of Interest in Exploration Properties and Deferred Exploration Expenditures for the three months ended March 31, 2009. Reference is made to the Annual Report on Form 20-F for the year ended December 31, 2008, submitted to the Securities and Exchange Commission on July 17, 2009 for these unaudited financial statements.

Item 19. Exhibits.

           Exhibits. (Reference is made to Registration Statement on Form 20-F, dated March 9, 2004, submitted to the Securities and Exchange Commission on March 15, 2004, for exhibits 1 and 2. Reference is made to the Annual Report on Form 20-F, for the year ended December 31, 2004, dated July 19, 2005, submitted to the Securities and Exchange Commission on July 20, 2005, for exhibits 3.A-3.D. Reference is made to the Annual Report on Form 20-F, for the year ended December 31, 2005, submitted to the Securities and Exchange on June 30, 2006, for exhibits 3.E-3.G. Reference is made to the Annual Report on Form 20-F for the year ended December 31, 2006, dated July 12, 2007, submitted to the Securities and Exchange Commission on July 13, 2007 for Exhibits 3.H.-3.I. Reference is made to the Annual Report on Form 20-F for the year ended December 31, 2007, submitted to the Securities and Exchange Commission on July 15, 2008 for Exhibits 3.J-3.L. Reference is made to the Annual Report on Form 20-F for the year ended December 31, 2008, submitted to the Securities and Exchange Commission on July 17, 2009 for Exhibits 3.M-3.Q, 5, and 13.1 and 13.2)

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

	L.	Termination Agreement dated July 5, 2008 between NWT Uranium Corp. and Azimut Exploration Inc.

	M.	Option Agreement dated January 9, 2007 between Northwestern Mineral Ventures Inc. and Azimut Exploration Inc. Regarding the North Rae Property.

	N.	Consulting Agreement dated December 10, 2008 between NWT Uranium Corp. and Chroma International Limited.

	O.	Executive Employment Agreement dated July 29, 2008 between NWT Uranium Corp. and Raphael Danon.

	P.	Management Services Agreement dated August 15, 2008 between NWT Uranium Corp., Reananaree Consulting Services, and John P. Lynch.

	Q.	Termination Agreement dated July 8, 2009 between NWT Uranium Corp. and Azimut Exploration Inc.

4.	Certifications

	12.1	Certification of Chief Executive Officer.

	12.2	Certification of Chief Financial Officer

5.	Certifications

	13.1	Certification of Chief Executive Officer

	13.2	Certification of Chief Financial Officer

6.	5.1	Consent of MSCM LLP, Chartered Accountants.

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

NWT URANIUM CORPORATION

By: /s/ Rapael Danon
By: Raphael Danon
Title: Chief Financial Officer

Date: March 1, 2010

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

Report of Independent Registered Chartered Accountants

To the Shareholders of
NWT Uranium Corp. (formerly Northwestern Mineral Ventures Inc.)
(An Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of NWT Uranium Corp. (formerly Northwestern Mineral Ventures Inc.) as at December 31, 2008 and 2007 and the related consolidated statements of operations, comprehensive (loss) income, shareholders’ equity, cash flows and interest in exploration properties and deferred exploration expenditures for the years ended December 31, 2008 and 2007 and for the cumulative period from September 26, 2003 (inception) to December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended December 31, 2008 and 2007 and the period from September 26, 2003 (inception) to December 31, 2008 in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2006 and the related consolidated statements of operations and comprehensive (loss) income, shareholders’ equity, cash flows and interest in exploration properties and deferred exploration expenditures for the year then ended and for the cumulative period from September 26, 2003 to December 31, 2006 were audited by other auditors whose report dated April 18, 2007, expressed an unqualified opinion on those financial statements.

Our previous audit report dated April 22, 2009 has been withdrawn due to our subsequent audit of the consolidated balance sheet as at December 31, 2007 and the related consolidated statements of operations, comprehensive (loss) income, shareholders’ equity, cash flows and interest in exploration properties and deferred exploration expenditures for the year ended December 31, 2007 as described in note 17 to these consolidated financial statements. The consolidated financial statements have also been revised as described in note 14. Note 14 contains the reconciliation of the consolidated financial statements from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States.

The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Signed: “MSCM LLP”

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 16, 2010

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) where there are events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated February 16, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when they are properly accounted for and adequately disclosed in the consolidated financial statements.

Signed: “MSCM LLP”

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 16, 2010

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

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

					Cumulative
					from
For the years ended December 31,	2008	2007	2006		inception
		(Note 17)

Expenses
Stock based compensation expense (Note 9)	$448,978	$359,082	$1,146,144 $		2,871,855
Management and administrative services	699,308	571,805	560,289		2,095,585
Investor relations and promotion	15,858	203,920	366,021		1,255,827
Professional fees	1,020,286	467,627	178,797		1,809,047
Office and administration	350,282	122,493	97,447		716,090
Travel expenses	162,649	128,121	117,361		446,942
Shareholders information	143,083	146,493	53,947		389,771
Regulatory fees	26,946	32,098	49,740		257,275
Amortization	203,384	120,885	3,826		330,541
Government fees and taxes	6,500	8,871	19,503		34,874
Foreign exchange loss (gain)	13,453	48,390	(11,483)		51,935

	3,090,727	2,209,785	2,581,592		10,259,742

Net loss for the period before the following:	(3,090,727)	(2,209,785)	(2,581,592)		(10,259,742)
Gain on disposition of Irhazer and In Gall Projects, Niger (Note 11)	-	19,260,008	-		19,260,008
Loss on disposition of fixed assets	(3,856)	-	-		(3,856)
Exploration properties and deferred exploration expenditures written-off	-	(1,639,305)	(208,748)		(2,450,246)
Strategic Alliance fee	(657,882)	-	-		(657,882)

Net (loss) income for the year before (recovery of) provision for corporate taxes:	(3,752,465)	15,410,918	(2,790,340)		5,888,282

(Recovery of) provision for corporate taxes (Note 12)
Current income taxes	(1,030,673)	3,312,134	-		2,281,461
Future income taxes	69,019	353,400	(368,856)		8,363

	(961,654)	3,665,534	(368,856)		2,289,824

Net (loss) income for the year	$(2,790,811)	$11,745,384	$(2,421,484	) $	3,598,458

(Loss) income per share - basic and diluted	$(0.03)	$0.11	$(0.03)

Weighted average number of common shares - basic	110,404,493	105,337,248	95,891,751

Weighted average number of common shares - diluted	110,404,493	106,118,568	95,891,751

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

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying values of exploration properties and deferred exploration expenditures and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations and the ability of the Company to obtain financing necessary to complete development of the properties, or alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values. Some of the Company’s exploration properties are located outside of Canada and are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

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

Interest in Exploration Properties and Deferred Exploration Expenditures
On March 27, 2009, the Emerging Issues Committee issued EIC-174, Mining Exploration Costs. This new EIC provides additional guidance in light of the potential adverse impact of the current economic and financial turmoil on the carrying value of the deferred exploration costs. The EIC is effective for financial statements issued on or after March 27, 2009 and as such applies to the Company’s deferred exploration expenditure costs as at December 31, 2008. Management applied a market approach in its review using data from third party reports on the Company’s exploration properties in conjunction with values of property transactions in the same geographical area where the Company’s properties are located. The approach resulted in a range of estimated recoverable amounts. The carrying amounts of deferred exploration costs on properties were not in excess of their estimated recoverable amounts. Interest in exploration properties and deferred exploration expenditures are carried at cost until they are brought into production, at which time they are depleted on a unit-of production method based on proven and probable reserves. If a property is subsequently determined not to be economic, the property and related deferred costs are written down to net realizable value. Other general exploration expenses are charged to operations as incurred. The cost of exploration properties abandoned or sold and their related deferred exploration costs are charged to operations at the time of abandonment or sale.

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

Capital Disclosures
Handbook Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by the new Handbook section in Note 3 to these consolidated financial statements.

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

Amendments to Section 1400 – General Standards of Financial Statement Presentation

In June 2007, the CICA amended Handbook Section 1400, "General Standards of Financial Statement Presentation", to include additional requirements to assess and disclose an entity’s ability to continue as a going concern. The amendments to section 1400 are effective for interim and annual reporting periods beginning on or after January 1, 2008. The adoption of this standard had no impact on the Company's operating results or financial position.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)
In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

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

3.      CAPITAL MANAGEMENT

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties.

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
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

4.      PROPERTY AND FINANCIAL RISK FACTORS AFFECTING FINANCIAL INSTRUMENTS

(a)    Property risk

The Company's mining interests ("Property Interests") are the only projects that are currently material to the Company. Unless the Company acquires or develops additional material Property Interests, the Company will be solely dependent upon its current Property Interests. If no additional Property Interests are acquired by the Company, any adverse development affecting the Company's Property Interests would have a material adverse effect on the Company’s financial condition and results of operations.

(b)    Financial risk

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate and commodity and equity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, short term investments and amounts receivable. Cash and short term investments consist of cash, money market investments and guaranteed investment certificates, which have been invested with reputable financial institutions. Financial instruments included in amounts receivable consist of deposits held with service providers. Amounts receivable are in good standing as of December 31, 2008. Management believes that the credit risk concentration with respect to financial instruments included in cash, short term investments and amounts receivable is minimal.

Liquidity risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2008, the Company had a cash and short term investment balance of $7,487,226 (2007 - $13,224,013) to settle current liabilities of $413,722 (2007 - $3,940,840). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

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
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

4.      PROPERTY AND FINANCIAL RISK FACTORS AFFECTING FINANCIAL INSTRUMENTS (continued)

Market risk (continued)

(ii) Foreign currency risk

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using cash flow forecasting. The Company's functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian dollars. The Company funds certain operations and exploration costs in Mexico on a cash call basis. The Company maintains Mexican Peso and US Dollar bank accounts in Mexico. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.

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

(ii)

The Company is exposed to foreign currency risk on fluctuations of financial instruments related to cash and cash equivalents and accounts payable and accrued liabilities that are denominated in Mexican Pesos and United States dollars. As at December 31, 2008, had the Mexican Peso and US dollar increased/decreased by 5% against the Canadian dollar with all other variables held constant, the Company’s reported net income for the year ended December 31, 2008 would have been approximately $46,200 higher/lower. Similarly, as at December 31, 2008, the Company's reported shareholders' equity would have been approximately $46,200 higher/lower as a result of a 5% increase/decrease in the Mexican Peso and US dollar.

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

4.      PROPERTY AND FINANCIAL RISK FACTORS AFFECTING FINANCIAL INSTRUMENTS (continued)

Sensitivity analysis (continued)

(iii)

Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of uranium. Commodity prices have fluctuated significantly in recent years. There is no assurance that, even as commercial quantities of uranium may be produced in the future, a profitable market will exist for them. As of December 31, 2008, the Company was not a producer of uranium. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

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

Under the terms of the option agreement, the Company would pay US$5,100,000 to acquire the Firefly Project from GeoXplor, which included an initial payment of US$50,000 (paid) and a payment of US$50,000 upon receipt of board and regulatory approval. The Company would make an additional payment of US$5,000,000 to GeoXplor once a decision was made to commence production on the Firefly Project or on July 31, 2011, whichever date was earlier. In addition, and subject to board and regulatory approval, GeoXplor would receive 300,000 common shares from the Company’s treasury which were to be issued, 100,000 common shares upon completion of a NI 43-101 Technical Report, and 100,000 common shares each on or prior to the first and second anniversaries of the execution date of the formal agreement. These shares would have been subject to any applicable regulatory hold periods. GeoXplor was also entitled to a 2% net smelter royalty on the production of uranium and vanadium from the Firefly Project.

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

NWT had fulfilled its commitments until a Termination Agreement was signed between NWT and Azimut on June 30, 2008, under the terms of which Azimut would be able to terminate the option agreement upon payment of $4,000,000 in cash and 1,100,000 common shares in its company to NWT. Subsequently, an amendment to the Termination Agreement was signed on October 3, 2008, which modified the initial termination agreement with the new terms being a cash payment of $4,000,000 over 2 years, issuance of 1,1000,000 common shares, and delivery of a $2,000,000 debenture by Azimut. This agreement was further amended on November 7, 2008, with the expiration of the agreement extended until December 31, 2008. As of December 31, 2008, Azimut had still not fulfilled the cash payment and share issuance requirements and thus the Termination Agreement lapsed with the initial Option Agreement back in effect. NWT is in good standing as per the contract as the Termination Agreements stated that any expenditure incurred by Azimut between the signing of the Termination Agreement and the Option Agreement taking effect upon delivery of cash and shares would accrue to NWT's account. Azimut had incurred enough expenditure to fulfill NWT’s obligation per the contract for the 2008 fiscal year.

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

NWT had fulfilled its commitments until a Termination Agreement was signed between NWT and Azimut on June 30, 2008, under the terms of which Azimut would be able to terminate the option agreement upon payment of $4,000,000 in cash and 1,100,000 common shares in its company to NWT. Subsequently, an amendment to the Termination Agreement was signed on October 3, 2008, which modified the initial termination agreement with the new terms being a cash payment of $4,000,000 over 2 years, issuance of 1,1000,000 common shares, and delivery of a $2,000,000 debenture by Azimut. This agreement was further amended on November 7, 2008, with the expiration of the agreement extended until December 31, 2008. As of December 31, 2008, Azimut had still not fulfilled the cash payment and share issuance requirements and thus the Termination Agreement lapsed with the initial Option Agreement back in effect. NWT is in good standing as per the contract as the Termination Agreements stated that any expenditure incurred by Azimut between the signing of the Termination Agreement and the Option Agreement taking effect upon delivery of cash and shares would accrue to NWT's account. Azimut had incurred enough expenditure to fulfill NWT’s obligation per the contract for the 2008 fiscal year.

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

Pursuant to the Asset Purchase Agreement governing this arrangement, NWT received a 50% interest consisting of 31,955,000 shares in Niger Uranium, valued at $15,982,500, and a cash payment of $4,800,000. NWT is entitled to receive a 3% net smelter royalty on the production of uranium and any other ores and/or minerals produced from its Irhazer and In Gall concessions, which are the two properties that were contributed by NWT to Niger Uranium’s portfolio. UraMin contributed the balance of six uranium properties to Niger Uranium as well as a cash payment of US$15,000,000 (C$15,982,500) in exchange for a 50% interest consisting of 31,955,000 shares in Niger Uranium. UraMin is entitled to receive a 3% net smelter royalty on the production of uranium and any other ores and/or minerals produced from the six properties it contributed to Niger Uranium.

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
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

12.    INCOME TAXES

The following table reconciles the expected income tax recovery at the Canadian Federal and Provincial statutory rate of 34% (2007 - 34%; 2006 - 36%) to the amounts recognized in the statements of operations:

For the years ended December 31,	2008	2007	2006

(Loss) income before taxes	$(3,752,465)	$15,410,918	$(2,790,340)

Expected income tax (recovery) expense	(1,257,075)	5,239,700	(1,004,500)
Permanent differences	163,265	122,100	(28,600)
Tax rate changes and other adjustments	1,043,121	(102,866)	(35,156)
Effects of loss carryback	(910,965)	-	-
Increase (decrease) in valuation allowance	-	(1,593,400)	699,400

Income tax (recovery) expense reflected in the statement of operations	$ (961,654)	$ 3,665,534	$ (368,856)

The Company's income tax (recovery) expense is allocated as follows:

Current tax (recovery) expense	$(1,030,673)	$3,312,134	$-
Future tax (recovery) expense	69,019	353,400	(368,856)

	$(961,654)	$3,665,534	$(368,856)

The Company's future income tax assets and liabilities at December 31, 2008 and 2007 are as follows:

	2008	2007

Future Income Tax Assets
Fixed assets	58,981	(4,400)
Share issue costs	175,962	308,400

	234,943	304,000
Less: allocated against future income tax liabilities	(234,943)	(304,000)

Net future income tax assets	$-	$-

Future Income Tax Liabilities
Exploration properties	$(657,362)	$(657,400)
Unrealized gain on long-term investments	-	(314,553)
Less: reduction due to allocation of applicable future income tax assets	234,943	304,000

	$(422,419)	$(667,953)

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

13.    SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

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

Subsequent to the issuance of the Company's 2008 consolidated financial statements, the Company's management determined that the Statement of Operations reconciliation between Canadian and US generally accepted accounting principles reconciled comprehensive (loss) income rather than net (loss) income for each periods presented. The figures have been restated to reconcile to net (loss) income under Canadian GAAP to net (loss) income under US GAAP.

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

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

14.    DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

For the periods ended December 31,	2008	2007	2006
Statement of Operations (restated)
Net (loss) income under Canadian GAAP	$ (2,790,811)	$ 11,745,384	$ (2,421,484)
Exploration properties and deferred exploration expenditures (a)	(444,170)	(2,166,074)	(2,302,282)
Gain on disposition of Irhazer and In Gall Projects, Niger (e)	-	1,106,649	-
Future income taxes (b)	69,019	353,400	(368,856)
Flow-through shares (b)	-	-	(202,189)
Net loss under US GAAP	$(3,165,962)	$11,039,359	$(5,294,811)
Basic and diluted (loss) income per share - US GAAP	$(0.03)	$0.10	$(0.06)

Statement of Cash Flows
Cash flows from operating activities under Canadian GAAP	$(6,068,066)	$(1,899,550)	$(1,355,091)
Exploration properties and deferred exploration expenditures (a)	(385,170)	(3,694,721)	(3,030,498)
Cash flows from operating activities under US GAAP	$(6,453,236)	$(5,594,271)	$(4,385,589)

Cash flows from investing activities under Canadian GAAP	$11,597,095	$(3,283,747)	$(12,858,160)
Exploration properties and deferred exploration expenditures (a)	385,170	3,694,721	3,030,498
Cash flows from investing activities under US GAAP	$11,982,265	$410,974	$(9,827,662)

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

Subsequent to the issuance of the Company's 2008 consolidated financial statements, the Company engaged their current auditor to re-audit the Company's 2007 consolidated financial statements including the effect of the restatement noted above. The auditors have withdrawn their report dated April 22, 2009 and reissued a report dated February 16, 2010.

18.    COMPARATIVE INFORMATION

Certain comparative figures have been reclassified to conform with current year financial statement presentation.

19.    SUBSEQUENT EVENT

1) On February 13, 2009, the Company granted 5,200,000 options to various directors, officers, employees and consultants. The options vested immediately, are exercisable at $0.10 per share and expire on February 13, 2014.

2) On July 9, 2009, the Company entered into a definitive agreement with Azimut Exploration Inc. ("Azimut"), to terminate its option agreements on North Rae and Daniel Lake. To reacquire full rights to the properties, Azimut has issued to NWT 1,800,000 common shares in its capital stock. The shares were received on July 27, 2009. This transaction effectively makes NWT one of the largest shareholders of Azimut with a 9.39% interest in its issued shares.

Azimut has also agreed to pay to NWT the sum of $1,000,000 upon the earlier of: a) the commencement of full commercial production of uranium from the properties, or b) in the event Azimut concludes an outright sale of all or a portion of its interest in the properties to a third party.

3) On July 14, 2009, NWT granted 1,700,000 stock options to a director and an employee. The options are exercisable at the price of $0.115 per share and will expire on July 9, 2014.

4) On July 18, 2009, an extension granted on the option agreement with Seafield Resources Ltd. and the Company for the Picachos Project, Mexico lapsed. The property remains in good standing and the Company is moving forward as it continues negotiations with the optionor.

During the third quarter of 2009, the Company did not complete sufficient exploration expenditures on the Picachos Project, Mexico to maintain the option agreement. As a result, the Company has written off the mineral property and deferred exploration costs. There were no other conditions to terminate the agreement.