Form 20-F/A
period 2008-12-31
NWT Uranium Corp.
filed 2010-07-26
CIK 1290982

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
=========

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
[   ] Item 17     [X] Item 18

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
Yes [   ]     No [   ]

TABLE OF CONTENTS

PART I		6

Item 1. Identity of Directors, Senior Management and Advisers		6

Item 2. Offer Statistics and Expected Timetable		6

Item 3. Key Information.		6

RISK FACTORS AFFECTING THE COMPANY		9

We Have No Ongoing Mining Operations, None of our Mineral Properties Contain a Known Commercially Mineable Mineral Deposit, We Have Never Received Any Revenues From Mining Operations, and Our Chances of Reaching the Development Stage on Any Properties we may Acquire in the Future are Remote		9
In the Event We Acquire Interests in any Mining Properties, We Will Need to Raise Substantial Funding in Order to Carry Out Our Activities.		10
Lack of Revenue Producing Operations		11
We Have Not Adopted a Code of Ethics Which May Increase the Possibility of the Company’s Executive Officers and Directors Engaging in Activities that are not in the Best Interests of the Company or its Shareholders.		11
The Value of Any Mineral Properties We May Acquire in the Future is Dependent Upon Commodity Prices Which Can Fluctuate Widely.		11
We Are Not Engaged in Mining Operations; In the Event We Engage in Mining Operations in the Future, We Would Face Substantial Regulation		12
Risks related to the Company’s Foreign Investments and Operations		13
There is a Risk that we will be Unable to Compete for Mineral Properties, Investment Funds and Technical Expertise.		14
We Have Limited Insurance; We Will Not be Able to Insure Against All Possible Risks		14
[If We are Unable to Maintain the Infrastructure for Our Exploration Activities, We Could be Adversely Affected.		14
Management May Be Subject to Conflicts of Interest Due to Affiliations with Other Resource Companies.		15
The Executive in Charge of Our Administrative Affairs does not Work Full-Time For Us		15
Our Senior Management does not have Extensive Mining Backgrounds or Experience Serving as Senior Management of Publicly Traded Companies		16
We May Not Have Enough Shares Available Under Our Stock Option Plan to Attract High Quality Employees		16
Our Management May Not Be Subject to U.S. Legal Process.		16
Prices for Uranium and Precious Metals such as Gold are Volatile and Could Decline		17
Our Stock will be a Penny Stock which Imposes Significant Restrictions on Broker-Dealers Recommending the Stock For Purchase		17
Our Stock Price Could be Volatile		18
We Do Not Plan to Pay Any Dividends in the Foreseeable Future		18
Future Sales of Common Shares by Existing Shareholders.		18

Item 4. Information on the Company.		18

A.	History and Development of the Company.	18
B.	Business Overview*	19
C.	Organizational Structure	26
D.	Property, Plants and Equipment.	26
	Interest in Niger Uranium Limited	26

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

	Three Month	Three Month	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	Period ended	Period ended	December 31,	December 31,	December 31,	December 31,	December 31,
	March 31,	March 31,	2008	2007	2006	2005	2004
	2009	2008	(audited)	(audited)	(audited)	(audited)	(audited)
	(unaudited)	(unaudited)	$	(restated)	$	$	$
	$	$		$
Revenues	-	-	-	-	-	-	-
Income (Loss) for the Period	(785,984)	(460,575)	(2,790,811)	11,745,384*	(2,421,484)	(1,780,074)	(1,121,460)
Income (Loss) Per Share	(0.01)	0.00	(0.03)	0.11	(0.03)	(0.02)	(0.02)
Cash Flows from Operating Activities	(295,081)	(526,013)	(6,091,696)	(1,209,395)	(963,753)	(851,997)	(587,006)
Cash Flows from Investing Activities	(243,991)	102,393	11,620,725	(3,973,902)	(13,249,498)	(707,330)	(735,006)
Total Assets	30,147,254	35,637,746	18,120,248	37,426,538	19,490,706	2,856,700	1,896,035
Current Assets	9,762,757	13,349,419	10,503,296	14,281,666	15,026,965	1,774,293	1,161,660
Liabilities	4,449,696	3,948,416	836,141	4,608,757	383,366	170,817	197,625
Common Stock	20,633,843	19,633,843	20,633,843	19,574,843	18,478,026	4,329,779	2,171,849
Accumulated Retained Earnings (Deficit)	2,812,474	5,928,694	3,598,458	6,389,269	(5,356,115)	(2,934,631)	(1,154,557)
Shareholders’ Equity	25,697,558	31,689,330	17,284,107	32,817,781	19,107,340	2,685,883	1,698,410

          *   Gain on disposition of Irhazer and In Gall Projects, Niger

          The following table sets forth how the Selected Financial Data presented above would be presented under US GAAP for the fiscal years ended December 31, 2008, December 31, 2007, December 31, 2006, December 31, 2005, and December 31, 2004:

	Year Ended	Year Ended	Year ended	Year ended	Year ended
	December 31,	December 31, 2007	December 31,	December 31,	December 31,
	2008	(audited)	2006	2005	2004
	(audited)	(restated)	(audited)	(audited)	(audited)
	$	$	$	$	$

Net Income (Loss) for the Period	(3,165,962)	11,039,359	(4,925,955)	(1,922,360)	(1,852,260)
Net Income (Loss) Per Share	(0.03)	0.10	(0.05)	(0.02)	(0.03)
Cash Flows from Operating Activities	(6,476,886)	(4,904,116)	(4,385,589)	(1,426,060)	(1,317,806)
Cash Flows From Investing Activities	12,005,895	(279,181)	(9,827,662)	(133,267)	(4,206)
Total Assets	15,398,882	33,288,445	16,412,038	1,780,999	1,165,235
Retained Earnings/(Deficit)	698,722	2,357,187	(8,682,172)	(3,756,217)	(1,885,357)

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

The Value of Any Mineral Properties We May Acquire in the Future is Dependent

Upon Commodity Prices Which Can Fluctuate Widely.

          The price of our Shares, our financial results and exploration, development and mining activities may in the future be significantly adversely affected by declines in the price of uranium, gold, copper, or other minerals. Gold, uranium, copper, and other mineral prices fluctuate, like many resource commodities, and are affected by numerous factors beyond the Company’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, uranium, copper or other mineral-producing countries throughout the world. Although the prices of gold, copper or other minerals have increased in recent years, future price declines could cause continued development of and commercial production to be impracticable. Depending on the price of gold, copper, uranium or other minerals, cash flow from mining operations may not be sufficient and the Company could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties that it may acquire in the future. Future production from mining properties is dependent on gold and uranium or other mineral prices that are adequate to make these properties economic.

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

__________________________________
1 Based upon the Average Spot Price of Gold, London PM fix.

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

          On July 23, 2004 the Company completed a 2 for 1 stock split, pursuant to which each issued Share of the Company was subdivided into two shares. On September 6, 2005, the Company completed an additional 2 for 1 stock split, pursuant to which each issued share of the Company was again subdivided into two shares. All references to shares have been reflected post-stock split or post stock splits, other than what is specifically referenced as pre-stock split or pre-stock splits, whichever is the case of the specific situation depending on the timing of the issuance of shares.

          In November 2003 the Company issued 8,000,000 Special Warrants (2,000,000 Special Warrants pre-stock splits at a price of $0.10 per Special Warrant), resulting in gross proceeds of $200,000. Each Special Warrant entitled the holder thereof to acquire, without additional payment and subject to adjustment pursuant to the Special Warrant Certificates, one share of common stock (“Share”). A Prospectus dated January 9, 2004 qualified the distribution of 8,000,000 Shares (2,000,000 pre-stock splits) issued by the Company, without additional payment, upon the exercise of the 8,000,000 Special Warrants (2,000,000 Special Warrants pre-stock splits).

          For the year ended December 31, 2004, the Company raised total gross proceeds of approximately $2.6 million through various equity financings. On February 26, 2004, the Company raised financing from an initial public offering of $1,500,000 through the issuance of 60,000,000 common shares (15,000,000 shares pre-stock splits).

          During 2004, the Company issued 412,000 flow-through common shares (206,000 flow-through common shares pre-stock split) for gross proceeds of $125,660 (net proceeds of $114,891).

          On October 15, 2004, the Company completed a private placement financing of 900,000 units (450,000 units pre-stock split at a price of $0.70 per unit) for gross proceeds of $315,000 (net proceeds of $292,950). Each unit consisted of one Share and one share purchase warrant exercisable at a price of $0.475 until April 15, 2006.

          On December 3, 2004, the Company completed a private placement financing of 2,009,000 units (1,004,500 units pre-stock split at a price of $0.65 per unit) for gross proceeds of $652,925 (net proceeds of $587,633). Each unit consisted of one Share and one-half of one share purchase warrant. Each whole warrant was exercisable at a price of $0.475 until June 4, 2006.

          On January 27, 2005, the Company completed a non-brokered private placement of 1,333,334 units (666,667 units pre-stock split at a price of $0.75 per unit) for gross proceeds of $500,000. Each unit consisted of one share and one share purchase warrant exercisable at a price of $0.465 until July 27, 2006.

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

Item 6. Directors, Senior Management and Employees.

          A. Directors and Senior Management.

Directors and Officers. At July 10, 2009 the names, municipalities of residence and principal occupations of the directors and officers of the Company were as follows:

NAME & MUNICIPALITY	POSITION WITH	PRINCIPAL OCCUPATION	AGE
OF RESIDENCE	COMPANY
John P. Lynch Toronto, Ontario Canada	Chief Executive Officer, President, Director	Businessman; President, Universal Packaging Systems Inc. since 2003	48

Raphael Danon, Toronto, Ontario Canada	Chief Financial Officer	Chartered Accountant	33

Anton Esterhuizen South Africa	Director	Geologist, Managing Director – Pangea Exploration (Pty)	57

David Subotic Toronto, Ontario	Director	Chief Executive Officer-Asian Coast Development Ltd	35

Alex Dementev	Chief Geologist	Chief Geologist – NWT Uranium Corp.	49

John Zorbas	Managing Director	Relations Manager	39

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

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

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

Summary Compensation Table

		Annual Compensation			Long Term Compensation			All Other Compensation ($)
Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)

John P. Lynch, President and Chief Executive Officer(1)	Dec. 31/08 Dec. 31/07 Dec. 31/06	Nil Nil N/A	$40,000 Nil N/A	$109,664(2) Nil N/A	2,200,000(3) 200,000(4) N/A	Nil Nil N/A	Nil Nil N/A	$58,731 Nil N/A

Marek J. Kreczmer, former President and Chief Executive Officer(5)	Dec. 31/08 Dec. 31/07 Dec. 31/06	Nil Nil Nil	Nil Nil $12,500	$110,000(2) $202,719(2) $120,833(2)	200,000(6) Nil 250,000	Nil Nil Nil	Nil Nil Nil	Nil Nil $12,750

Raphael Y. Danon, Chief Financial Officer(7)	Dec. 31/08 Dec. 31/07 Dec. 31/06	$32,971 N/A N/A	$5,000 N/A N/A	Nil N/A N/A	500,000 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A

William D. Thomas, former Chief Financial Officer(8)	Dec 31/08 Dec. 31/07 Dec. 31/06	Nil Nil N/A	Nil Nil N/A	$61,495(2) $49,675(2) N/A	Nil 250,000 N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A

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

		% of Total
		Options granted
	Securities	in the Period		Market Value of
	Under	January 1, 2009	Exercise or	Securities Underlying
	Options	through July 15,	Base Price	Options on the Date of
Name	Granted (#)	2009	($/Security)	Grant ($/Security)	Expiration Date

John Lynch	1,370,000	19.30%	$0.10	$0.07	February 13, 2014

	700,000	9.86%	$0.115	$0.115	July 9, 2014

Anton J. Esterhuizen	700,000	9.86%	$0.10	$0.07	February 13, 2014

David Subotic	700,000	9.86%	$0.10	$0.07	February 13, 2014

Raphael Danon	660,000	9.30%	$0.10	$0.07	February 13, 2014

John Zorbas	1,370,000	19.30%	$0.10	$0.07	February 13, 2014

	1,000,000	14.08%	$0.115	$0.115	July 9, 2014

Marek Kreczmer*	200,000	2.82%	$0.10	$0.07	February 13, 2014

Alex Dementev	75,000	1.06%	$0.10	$0.07	February 13, 2014

		% of Total
		Options granted
	Securities	in the Period		Market Value of
	Under	January 1, 2009	Exercise or	Securities Underlying
	Options	through July 15,	Base Price	Options on the Date of
Name	Granted (#)	2009	($/Security)	Grant ($/Security)	Expiration Date

Nadir Mirza	75,000	1.06%	$0.10	$0.07	February 13, 2014

Miriam Martin	50,000.70%		$0.10	$0.07	February 13, 2014

David Weill**	200,000	2.82%	$0.12	$0.12	May 21, 2013

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

The following table sets forth share options held by the Company’s directors and senior management, key employees, and members of its Advisory Board at July 15, 2009:

Name	Number of	Exercise Price	Grant Date	Expiration Date
	Shares	$
John B. Lynch	100,000	0.72	June 4, 2007	June 4, 2012
	100,000	0.71	August 28, 2007	August 28, 2012
	2,200,000	0.15	August 15, 2008	August 15, 2013
	1,370,000	0.10	February 13, 2009	February 13, 2014
	700,000	0.115	July 9, 2009	July 9, 2014
Total	4,470,000

Anton Esterhuizen	200,000	0.68	May 25, 2006	May 25, 2011

	200,000	0.15	August 15, 2008	August 15, 2013
	700,000	0.10	February 13, 2009	February 13, 2014
Total	1,100,000

David Subotic	200,000	1.03	July 4, 2007	July 4, 2012
	200,000	0.15	August 15, 2008	August 15, 2013
	700,000	0.10	February 13, 2009	February 13, 2014
Total	1,100,000

Raphael Danon	500,000	0.15	August 15, 2008	August 15, 2013
	660,000	0.10	February 13, 2009	February 13, 2014
Total	1,160,000

John Zorbas	1,000,000	0.15	August 15, 2008	August 15, 2013
	1,370,000	0.10	February 13, 2009	February 13, 2014
	1,000,000	0.115	July 9, 2009	July 9, 2014
Total	3,370,000

Marek Kreczmer*	200,000	0.15	August 15, 2008	August 15, 2013
	200,000	0.10	February 13, 2009	February 13, 2014
Total	400,000

Alex Dementev	75,000	0.10	February 13, 2009	February 13, 2014

David Weill**	200,000	0.12	May 21, 2009	May 21, 2013

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

          The closing price of the Shares on the TSX Venture Exchange on July 3, 2009 was $0.14.

          The low and high market prices for the Shares, on a quarterly basis, for the past two years, on the Berlin Stock Exchanges and Frankfurt Stock Exchanges are as follows:

BERLIN STOCK EXCHANGE (EUROS)

MONTH AND YEAR	LOW	HIGH

January – March 2007	0.37	0.52

April – June 2007	0.43	0.90

July – September 2007	0.40	0.75

October – December 2007	0.30	0.47

January – March 2008	0.17	0.41

April – June 2008	0.10	0.19

July – September 2008	0.04	0.11

October – December 2008	0.01	0.07

BERLIN STOCK EXCHANGE (EUROS)

MONTH AND YEAR	LOW	HIGH

January 2009	0.02	0.05

February 2009	0.02	0.05

March 2009	0.02	0.05

April 2009	0.05	0.10

May 2009	0.07	0.09

June 2009	0.08	0.12

FRANKFURT STOCK EXCHANGE (EUROS)

MONTH AND YEAR	LOW	HIGH

January – March 2007	0.37	0.54

April – June 2007	0.46	0.861

July – September 2007	0.41	0.751

October – December 2007	0.37	0.50

January – March 2008	0.20	0.44

April – June 2008	0.12	0.21

July – September 2008	0.04	0.13

October – December 2008	0.01	0.07

FRANKFURT STOCK EXCHANGE (Euros)

MONTH AND YEAR	LOW	HIGH

January 2009	0.03	0.07

February 2009	0.03	0.06

March 2009	0.03	0.06

April 2009	0.06	0.11

May 2009	0.08	0.10

June 2009	0.08	0.12

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

          The Company has evaluated, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company’s financial controls and procedures as of December 31, 2008, based on framework provided by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), pursuant to the requirements of Multilateral Instrument 52-109 and the Sarbanes – Oxley Act of 2002. Based on this evaluation, the Company’s executive officers believe that the Company’s design and operation of internal controls over financial reporting is effective and provides reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the company’s financial statements for external purposes in accordance with (Canadian and US) GAAP.

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

By: /s/ Raphael Danon

By: Raphael Danon

Title: Chief Financial Officer

Date: July 4, 2010

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

AUDITORS’ REPORT

To the Shareholders of
NORTHWESTERN MINERAL VENTURES INC.
(An Exploration Stage Company)

We have audited the consolidated balance sheets of Northwestern Mineral Ventures Inc. (An Exploration Stage Company) as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, and the cumulative period from inception (September 26, 2003) to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, and the cumulative period from inception (September 26, 2003) to December 31, 2006 in accordance with Canadian generally accepted accounting principles.

McGOVERN, HURLEY, CUNNINGHAM, LLP

/s/ McGovern, Hurley, Cunningham, LLP

Chartered Accountants
Licensed Public Accountants

TORONTO, Canada
April 18, 2007

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

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Comprehensive (Loss) Income
(Expressed in Canadian Dollars)

				Cumulative
				from
For the years ended December 31,	2008	2007	2006	inception
		(Note 17)

Net (loss) income for the year	$(2,790,811)	$11,745,384	$(2,421,484)	$3,598,458

Other comprehensive (loss) income

Net unrealized (loss) gain on available- for-sale investment	(14,250,841)	770,112	-	(13,480,729)

	$(17,041,652)	12,515,496	$(2,421,484)	$(9,882,271)

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

The Company's reportable segments are based upon the geographic region for the Company's operations or tradeable financial instruments, and include Canada, Mexico and Niger.

The Company’s principal operations are the acquisition, exploration and development of mineral properties. All exploration properties are situated in Canada, Mexico and Niger. Cash and short term investments of $7,455,957 (2007 - $13,090,154) are held in Canadian chartered banks, $26,374 (2007 - $128,964) held in Mexico and $4,895 (2007 - $4,895) is held in Niger. Total assets are held as follows:

December 31, 2008	Canada	Mexico	Niger	Total

Current assets	$10,472,027	$26,374	$4,895	$10,503,296
Investment in exploration properties and deferred exploration expenditures	1,873,170	2,118,897	-	3,992,067
Equipment	482,811	-	-	482,811
Other assets	34,154	-	3,107,920	3,142,074

	$12,862,162	$2,145,271	$3,112,815	$18,120,248

Net loss for the year ended	$(1,533,455)	$(214,271)	$(1,043,085)	$(2,790,811)

December 31, 2007	Canada	Mexico	Niger	Total

Current assets	$13,571,674	$128,964	$581,028	$14,281,666
Investment in exploration properties and deferred exploration expenditures	3,349,467	1,990,494	-	5,339,961
Equipment	676,627	-	-	676,627
Other assets	61,119	-	17,067,165	17,128,284

	$17,658,887	$2,119,458	$17,648,193	$37,426,538

Net income for the year ended	$7,150,614	$701,101	$3,893,669	$11,745,384

The allocation of net income (loss) to each segment is based on the weighted average of the balance of the assets associated with each segment in the period reported and the ending balance of assets associated with each segment in the period ended 12 months prior.

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

As at December 31,	2008	2007

Assets
Canadian GAAP	$18,120,248	$37,426,538
Exploration properties and deferred exploration expenditures (a)	(2,721,366)	(4,138,093)

US GAAP	$15,398,882	$33,288,445

Future Income Taxes
Canadian GAAP	$(422,419)	$(667,953)
Change in tax rate (c)	-	(139,900)
Exploration properties and deferred exploration expenditures expensed (a)	734,769	1,333,500
Increase in valuation allowance	(312,350)	(840,200)

US GAAP	$-	$(314,553)

As at December 31,	2008	2007	2006

Capital Stock
Canadian GAAP	$20,633,843	$19,574,843	$18,478,026
Flow through shares (b)	247,389	247,389	247,389

US GAAP	$20,881,232	$19,822,232	$18,725,415

Retained earnings (deficit)
Canadian GAAP	$3,598,458	$6,389,269	$(5,356,115)
Cumulative exploration properties adjustment (a)	(2,721,366)	(4,138,093)	(3,078,668)
Future income tax adjustment (b)	69,019	353,400	-
Flow-through shares (b)	(247,389)	(247,389)	(247,389)

US GAAP	$698,722	$2,357,187	$(8,682,172)

NWT URANIUM CORP.
(FORMERLY NORTHWESTERN MINERAL VENTURES INC.)
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the years ended December 31, 2008, 2007 and 2006

14.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

For the periods ended December 31,	2008	2007	2006

Statement of Operations
Net (loss) income and comprehensive (loss) income under Canadian GAAP	$(2,790,811)	$11,745,384	$(2,421,484)

Exploration properties and deferred exploration expenditures (a)	(444,170)	(2,166,074)	(2,302,282)
Gain on disposition of Irhazer and In Gall Projects, Niger (e)	-	1,106,649	-
Future income taxes (b)	69,019	353,400	-
Flow-through shares (b)	-	-	(202,189)

Net loss and comprehensive loss under US GAAP	$(3,165,962)	$11,039,359	$(4,925,955)

Basic and diluted (loss) income per share - US GAAP	$(0.03)	$0.10	$(0.05)

Statement of Cash Flows
Cash flows from operating activities under Canadian GAAP	$(6,091,696)	$(1,209,395)	$(963,753)
Exploration properties and deferred exploration expenditures (a)	(385,170)	(3,694,721)	(3,421,836)

Cash flows from operating activities under US GAAP	$(6,476,866)	$(4,904,116)	$(4,385,589)

Cash flows from investing activities under Canadian GAAP	$11,620,725	$(3,973,902)	$(13,249,498)

Exploration properties and deferred exploration expenditures (a)	385,170	3,694,721	3,421,836

Cash flows from investing activities under US GAAP	$12,005,895	$(279,181)	$(9,827,662)

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